As filed with the Securities and Exchange Commission on August 24, 2020

File No. 333-237747
File No. 811-8108

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933  ☐

PRE-EFFECTIVE AMENDMENT NO. 1  ☒

POST-EFFECTIVE AMENDMENT NO.  ☐

and/or
  REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940  ☐

Amendment No.  316    ☒

Protective Variable Annuity

Separate Account

(Exact Name of Registrant)

Protective Life Insurance Company

(Name of Depositor)

2801 Highway 280 South

Birmingham, Alabama 35223

(Address of Depositor’s Principal Executive Offices)

(205) 268-1000

(Depositor’s Telephone Number, including Area Code)

Bradford Rodgers, Esquire

Protective Life Insurance Company

2801 Highway 280 South

Birmingham, Alabama, 35223

(Name and Address of Agent for Services)

Copy to:

STEPHEN E. ROTH, Esquire

THOMAS E. BISSET, Esquire

Eversheds Sutherland (US) LLP

700 Sixth Street, NW, Suite 700

Washington, D.C. 20001-3980

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of Securities Being Registered: Interests in a separate account issued through variable annuity contracts.

Supplement Dated__________, 2020
(for Applications signed on or after _______________, 2020) to the
Prospectus dated__________, 2020 for
Protective Investors Benefit Advisory Variable Annuity
Issued by
Protective Life Insurance Company
Protective Variable Annuity Separate Account

This Rate Sheet Prospectus Supplement should be read carefully and retained with the Prospectus dated _______________, 2020 for the Protective Investors Benefit Advisory variable annuity. You may obtain a current Prospectus by calling 1-800-456-6330.

This Rate Sheet Prospectus Supplement provides the current Maximum Withdrawal Percentage under the SecurePay living benefit rider as described in the "PROTECTED LIFETIME INCOME BENEFIT-Determining the Amount of Your SecurePay Withdrawals" section of the Prospectus. This Supplement must be used in conjunction with an effective Protective Investors Benefit Advisory variable annuity Prospectus.

The Rate Sheet Prospectus Supplement and the rates below are effective until superseded by a subsequent Rate Sheet Prospectus Supplement. For applications signed on or after ___________, 2020, and that we receive in Good Order, we will apply the rates in this supplement up until ten calendar days after we issue a new rate sheet supplement. We must also receive at least the minimum initial Purchase Payment ($5,000) within ten calendar days. No new Rate Sheet Prospectus Supplement that supersedes a prior Rate Sheet Prospectus Supplement will become effective unless written notice of effectiveness of the new Rate Sheet Prospectus Supplement is given at least 10 business days in advance.

Before submitting your application for a Protective Investors Benefit Advisory variable annuity, please obtain a current Rate Sheet Prospectus Supplement. To obtain a current Rate Sheet Prospectus Supplement:

•  Contact your financial advisor

•  Contact us toll-free at 1-800-456-6330

•  https://protective.onlineprospectus.net/protective/ProtectiveInvestorsBenefitAdvisoryindex.html or

•  Go to www.sec.gov under File No. 333-237747.

The Maximum Withdrawal Percentage applicable to your Contract will not change for the life of your Contract.

MAXIMUM WITHDRAWAL PERCENTAGE

Election Age	Guaranteed Withdrawal Percentage (% of Benefit Base)
60-64
65
66
67
68
69
70
71
72
73
74
75
76
77
78
79
80

If you have any questions regarding this Rate Sheet Prospectus Supplement, please contact us toll free at 1-800-456-6330.

Please keep this Rate Sheet Prospectus Supplement for future reference.

PROSPECTUS
August 31, 2020

Protective® Investors Benefit Advisory Variable Annuity	Protective Life Insurance Company Protective Variable Annuity Separate Account P.O. Box 10648 Birmingham, Alabama 35202-0648 Telephone: 1-800-456-6330 www.protective.com

This Prospectus describes an individual flexible premium deferred variable and fixed annuity contract offered by Protective Life Insurance Company (the "Contract"). The Contract is designed for investors who desire to accumulate capital on a tax deferred basis for retirement or other long term investment purposes. It may be purchased on a non-qualified basis or for use with certain qualified retirement plans. This Contract is only available through Financial Intermediaries that may charge an Advisory Fee for their services. The fee that your Financial Intermediary charges you for the management of the Contract Value (“Advisory Fee”) is covered in a separate agreement between you and the Financial Intermediary, and is in addition to the fees and expenses for the Contract that are described in this prospectus (although some Financial Intermediaries may choose not to charge you an Advisory Fee). If the Owner elects to pay the Advisory Fee from his or her Contract Value, then this deduction may reduce the death benefits and may be subject to federal and state income taxes and a 10% federal penalty tax. Certain Contract features and/or certain investment options offered under the Contract will not be available through all Financial Intermediaries. For further details, please contact us at 1-800-456-6330.

You generally may allocate your investment in the Contract among the Guaranteed Account and the Sub-Accounts of the Protective Variable Annuity Separate Account. The value of your Contract that is allocated to the Sub-Account will vary according to the investment performance of the Funds in which the selected Sub-Accounts are invested. You bear the investment risk on amounts you allocate to the Sub-Accounts. If you purchase the SecurePay rider, your options for allocating Purchase Payments and Contract Value will be restricted. (See "PROTECTED LIFETIME INCOME BENEFITS.") Once the you begin taking withdrawals under the SecurePay rider or beginning two years after the date the SecurePay rider is issued, whichever comes first, you will not be able to make any additional Purchase Payments under the Contract. This restriction on further Purchase Payments may limit: (1) the ability to increase Contract Value; (2) death benefits (such as the Return of Purchase Payments Death Benefit); and (3) the values under the SecurePay rider. The Sub-Accounts invest in the following Funds:

AIM Variable Insurance Funds (Invesco Variable Insurance Funds)

Invesco Oppenheimer V.I.Global Fund, Series II

Invesco Oppenheimer V.I. Government Money Fund, Series I

Invesco Oppenheimer V.I. Main Street Fund, Series II

Invesco V.I. Balanced Risk Allocation Fund, Series II

Invesco V.I. Comstock Fund, Series II

Invesco V.I. Equity and Income Fund, Series II

Invesco V.I. Global Real Estate Fund, Series II

Invesco V.I. Government Securities Fund, Series II

Invesco V.I. Growth and Income Fund, Series II

Invesco V.I. International Growth Fund, Series II

American Funds Insurance Series®

IS Asset Allocation Fund, Class 4

IS Blue Chip Income and Growth Fund, Class 4

IS Bond Fund, Class 4

IS Capital Income Builder® Fund, Class 4

IS Global Growth Fund, Class 4

IS Global Growth and Income Fund, Class 4

IS Global Small Capitalization Fund, Class 4

IS Growth Fund, Class 4

IS Growth-Income Fund, Class 4

IS International Fund, Class 4

IS New World Fund®, Class 4

IS US Government, Class 4

Clayton Street Trust

Protective Life Dynamic Allocation Series- Conservative Portfolio

Protective Life Dynamic Allocation Series- Growth Portfolio

Protective Life Dynamic Allocation Series- Moderate Portfolio

DFA Investment Dimensions Group Inc.

VA International Small Portfolio

VA International Value Portfolio

VA U.S. Large Value Portfolio

VA U.S. Targeted Value Portfolio

VA Global Moderate Allocation Portfolio

VA Global Bond Portfolio

VA Short-Term Fixed Portfolio

VA Equity Allocation Portfolio

Fidelity® Variable Insurance Products

VIP Investment Grade Bond Portfolio, SC2

VIP Mid Cap Portfolio, SC2

Franklin Templeton Variable Insurance Products Trust

Franklin Flex Cap Growth VIP Fund, Class 2

Franklin Income VIP Fund, Class 2

Franklin Mutual Global Discovery VIP Fund, Class 2

Franklin Mutual Shares VIP Fund, Class 2

Franklin Rising Dividends VIP Fund, Class 2

Franklin Small Cap Value VIP Fund, Class 2

Franklin Small-Mid Cap Growth VIP Fund, Class 2

Franklin Strategic Income VIP Fund, Class 2

Templeton Developing Markets VIP Fund, Class 2

Templeton Foreign VIP Fund, Class 2

Templeton Global Bond VIP Fund, Class 2

Goldman Sachs Variable Insurance Trust

Core Fixed Income Fund, Service Class

Global Trends Allocation Fund, Service Class

Growth Opportunities Fund, Service Class

Mid Cap Value Fund, Service Class

Strategic Growth Fund, Service Class

Legg Mason Partners Variable Equity Trust

ClearBridge Variable Mid Cap Portfolio, Class II

ClearBridge Variable Small Cap Growth Portfolio, Class II

Lord Abbett Series Fund, Inc.

Bond-Debenture Portfolio, Value Class

Dividend Growth Portfolio, Value Class (formerly Calibrated Dividend Growth Portfolio, Value Class)

Fundamental Equity Portfolio, Value Class

Growth Opportunities Portfolio, Value Class

PIMCO Variable Insurance Trust

All Asset Portfolio, Advisor Class

Global Diversified Allocation Portfolio, Advisor Class

Long-Term US Government Portfolio, Advisor Class

Low Duration Portfolio, Advisor Class

Real Return Portfolio, Advisor Class

Short-Term Portfolio, Advisor Class

Total Return Portfolio, Advisor Class

Royce Capital Fund

Small-Cap Fund, Service Class

Vanguard Variable Insurance Fund

Vanguard VIF Balanced Portfolio

Vanguard VIF Capital Growth Portfolio

Vanguard VIF Conservative Allocation Portfolio

Vanguard VIF Diversified Value Portfolio

Vanguard VIF Equity Income Portfolio

Vanguard VIF Equity Index Portfolio

Vanguard VIF Global Bond Index Portfolio

Vanguard VIF Growth Portfolio

Vanguard VIF High Yield Bond Portfolio

Vanguard VIF International Portfolio

Vanguard VIF Mid-Cap Index Portfolio

Vanguard VIF Moderate Allocation Portfolio

Vanguard VIF Money Market Portfolio

Vanguard VIF Real Estate Index Portfolio

Vanguard VIF Short Term Investment Grade Portfolio

Vanguard VIF Total Bond Market Index Portfolio

Vanguard VIF Total International Stock Market Index Portfolio

Vanguard VIF Total Stock Market Index Portfolio

Beginning January 1, 2021, we will no longer send you paper copies of shareholder reports for the Funds (“Reports”) unless you specifically request paper copies from us. Instead, the Reports will be available on a website. We will notify you by mail each time the Reports are posted. The notice will provide the website links to access the Reports as well as instructions for requesting paper copies. If you wish to continue receiving your Reports in paper free of charge from us, please call 1-855-920-9713. Your election to receive the Reports in paper will apply to all Funds available with your Contract. If you have already elected to receive the Reports electronically, you will not be affected by this change and need not take any action. If you wish to receive the Reports and other SEC disclosure documents from us electronically, please contact us at 1-855-920-9713.

This Prospectus sets forth a description of all material features about the Contract and the Variable Account that a prospective investor should know before investing. This Prospectus also describes all material state variations to the Contract. The Statement of Additional Information, which has been filed with the Securities and Exchange Commission ("SEC"), contains additional information about the Contract and the Variable Account. The Statement of Additional Information is dated the same date as this Prospectus and is incorporated herein by reference. The Table of Contents for the Statement of Additional Information is on the last page of this Prospectus. You may obtain a copy of the Statement of Additional Information free of charge by writing or calling Protective Life at the address or telephone number shown above. You may also obtain an electronic copy of the Statement of Additional Information, as well as other material that we file electronically and certain material incorporated by reference, at the SEC web site (http://www.sec.gov).

We are not a Financial Intermediary. We are not registered as an investment adviser with the SEC or any state securities regulatory authority. We are not acting in any fiduciary capacity with respect to your Contract nor are we acting in any capacity on behalf of any Qualified Plan. The information in this Prospectus does not constitute personalized investment advice or financial planning advice.

Please read this Prospectus carefully. You should keep a copy for future reference.

The Protective Investors Benefit Advisory Variable Annuity Contract is not a deposit or obligation of, or guaranteed by, any bank or financial institution. It is not insured by the Federal Deposit Insurance Corporation or any other government agency, and it is subject to investment risk, including the possible loss of principal.

The SEC has not approved or disapproved these securities or passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

PRO.PIBA.09.20

DEFINITIONS
FEES AND EXPENSES
SUMMARY
     The Contract
     Federal Tax Status
THE COMPANY, VARIABLE ACCOUNT AND FUNDS
     Protective Life Insurance Company
     Protective Variable Annuity Separate Account
     Administration
     The Funds
     AIM Variable Insurance Funds (Invesco Variable Insurance Funds)
     American Funds Insurance Series®
     Clayton Street Trust
     DFA Investment Dimensions Group Inc.
     Fidelity® Variable Insurance Products
     Franklin Templeton Variable Insurance Products Trust
     Goldman Sachs Variable Insurance Trust
     Legg Mason Partners Variable Equity Trust
     Lord Abbett Series Fund, Inc.
     PIMCO Variable Insurance Trust
     Royce Capital Fund
     Vanguard Variable Insurance Fund
     Selection of Funds
     Other Information about the Funds
     Certain Payments We Receive with Regard to the Funds
     Addition, Deletion or Substitution of Investments
DESCRIPTION OF THE CONTRACT
     The Contract
     Use of the Contract in Qualified Plans
     Parties to the Contract
     Issuance of a Contract
     Purchase Payments
     Right to Cancel
     Allocation of Purchase Payments
     Variable Account Value
     Transfers
     Surrenders and Withdrawals
THE GUARANTEED ACCOUNT
DEATH BENEFIT
     Payment of the Death Benefit
     Escheatment of Death Benefit
PROTECTED LIFETIME INCOME BENEFITS
     THE SECUREPAY RIDER
     ALLOCATION GUIDELINES AND RESTRICTIONS FOR PROTECTED LIFETIME INCOME BENEFITS
SUSPENSION OR DELAY IN PAYMENTS
SUSPENSION OF CONTRACTS
CHARGES AND DEDUCTIONS
     Mortality and Expense Risk Charge
     Administration Charge
     Death Benefit Fees
     SecurePay Fee
     Transfer Fee
     Contract Maintenance Fee
     Premium Taxes
     Other Taxes
     Other Information
ANNUITY PAYMENTS
     Annuity Date
     Annuity Value
     Annuity Income Payments
     Annuity Options
     Minimum Amounts
     Death of Annuitant or Owner After Annuity Date
YIELDS AND TOTAL RETURNS
     Yields
     Total Returns
     Standardized Average Annual Total Returns
     Non-Standard Average Annual Total Returns
     Performance Comparisons
     Other Matters
FEDERAL TAX MATTERS
     Introduction
     Temporary Rules under CARES Act
     The Company's Tax Status
TAXATION OF ANNUITIES IN GENERAL
     Tax Deferral During Accumulation Period
     Taxation of Withdrawals and Surrenders
     Taxation of Annuity Payments
     Tax Consequences of Protected Lifetime Income Benefits
     Taxation of Death Benefit Proceeds
     Assignments, Pledges, and Gratuitous Transfers
     Penalty Tax on Premature Distributions
     Aggregation of Contracts
     Exchanges of Annuity Contracts
     Medicare Hospital Insurance Tax on Certain Distributions
     Loss of Interest Deduction Where Contract Is Held By or For the Benefit of Certain Nonnatural Persons
QUALIFIED RETIREMENT PLANS
     In General
     Temporary Rules under the CARES Act
     Required Minimum Distributions In General
     Required Minimum Distributions Upon Your Death
     Additional Tax on Premature Distributions
     Other Considerations
     Protected Lifetime Income Benefits
     Direct Rollovers
ADVISORY FEES PAID FROM YOUR CONTRACT VALUE
FEDERAL INCOME TAX WITHHOLDING
GENERAL MATTERS
     Error in Age or Gender
     Incontestability
     Non-Participation
     Assignment or Transfer of a Contract
     Notice
     Modification
     Reports
     Settlement
     Receipt of Payment
     Protection of Proceeds
     Minimum Values
     Application of Law
     No Default
DISTRIBUTION OF THE CONTRACTS
     Distribution
     Inquiries
CEFLI
LEGAL PROCEEDINGS
BUSINESS DISRUPTION AND CYBER-SECURITY RISKS
VOTING RIGHTS
FINANCIAL STATEMENTS
STATEMENT OF ADDITIONAL INFORMATION
APPENDIX A: DEATH BENEFIT CALCULATION EXAMPLES
APPENDIX B: Variations of Right to Cancel Deadlines After Receipt of Contract by Owner, by State
APPENDIX C: EXPLANATION OF THE VARIABLE INCOME PAYMENT CALCULATION
APPENDIX D: CONDENSED FINANCIAL INFORMATION
APPENDIX E: EXAMPLE OF SECUREPAY RIDER
APPENDIX F: Superceded Rate Sheet Prospectus Supplement Information

DEFINITIONS

"We", "us", "our", "Protective Life", and "Company":   refer to Protective Life Insurance Company. "You", "your" and "Owner" refer to the person(s) who has been issued a Contract.

Accumulation Unit::   A unit of measure used to calculate the value of a Sub-Account prior to the Annuity Date.

Administrative Office:   Protective Life Insurance Company, P. O. Box 10648, Birmingham, Alabama 35202-0648 (for Written Notice sent by U.S. postal service) or Protective Life Insurance Company, 2801 Highway 280 South, Birmingham, Alabama 35223 (for Written Notice sent by a nationally recognized overnight delivery service).

Advisory Fee:   Advisory Fees are fees paid to your Financial Intermediary for providing investment advice regarding your Contract and for managing your Contract Value. Advisory Fees may be paid directly by you or, subject to certain restrictions, be paid out of your Contract Value.

Annual Withdrawal Amount or AWA:   The maximum amount that may be withdrawn from the Contract under the SecurePay rider each Contract Year after the Benefit Election Date without reducing the Benefit Base.

Annuity Date:   The date as of which the Annuity Value is applied to an Annuity Option.

Annuity Option:   The payout option under which the Company makes annuity income payments.

Annuity Value:   The amount we apply to the Annuity Option you have selected. In general, this is equal to the Contract Value minus applicable premium tax.

Assumed Investment Return:   The assumed annual rate of return used to calculate the amount of the variable income payments.

Benefit Election Date:   The date you choose to start your SecurePay Withdrawals.

Benefit Period:   The period between the Benefit Election Date and any event which would cause the rider to terminate.

Code:   The Internal Revenue Code of 1986, as amended.

Contract:   The Protective Investors Benefit Advisory Annuity, a flexible premium, deferred, variable and fixed annuity contract.

Contract Anniversary:   The same month and day as the Issue Date in each subsequent year of the Contract.

Contract Value:   Before the Annuity Date, the sum of the Variable Account value and the Guaranteed Account value.

Contract Year:   Any period of 12 months commencing with the Issue Date or any Contract Anniversary.

Covered Person:   The person or persons upon whose lives the benefits of the SecurePay rider, as applicable, are based. There may not be more than two Covered Persons.

DCA:   Dollar cost averaging.

DCA Accounts:   A part of the Guaranteed Account, but separate from the Fixed Account. The DCA Accounts are designed to transfer amounts to the Sub-Accounts of the Variable Account systematically over a designated period.

Death Benefit:   The amount we pay to the beneficiary if an Owner dies before the Annuity Date.

Due Proof of Death:   Receipt at our Administrative Office of a certified death certificate or judicial order from a court of competent jurisdiction or similar tribunal.

Excess Withdrawals:   Any portion of a withdrawal that, when aggregated with all prior withdrawals during a Contract Year, exceeds the maximum withdrawal amount permitted under one of the Protected Lifetime Income Benefits.

Financial Intermediary:   A bank, or an investment adviser registered as such with the SEC or state securities regulatory authorities.

Fixed Account:   A part of the Guaranteed Account, but separate from the DCA Accounts. Amounts allocated or transferred to the Fixed Account earn interest from the date the funds are credited to the account.

Fund:   Any investment portfolio in which a corresponding Sub-Account invests.

Good Order ("good order"):   A request or transaction generally is considered in "Good Order" if we receive it in our Administrative Office within the time limits, if any, prescribed in this Prospectus for a particular transaction or instruction, it includes all information necessary for us to execute the requested instruction or transaction, and is signed by the individual or individuals authorized to provide the instruction or engage in the transaction. A request or transaction may be rejected or delayed if not in Good Order. Good Order generally means the actual receipt by us of the instructions relating to the request or transaction in writing (or, when permitted, by telephone or Internet as described above) along with all forms, information and supporting legal documentation we require to effect the instruction or transaction. This information and documentation generally includes, to the extent applicable: the completed application or instruction form; your contract number; the transaction amount (in dollars or percentage terms); the names and allocations to and/or from the Investment Options affected by the requested transaction; the signatures of all Owners (exactly as indicated on the Contract), if necessary; Social Security Number or Tax I.D.; and any other information or supporting documentation that we may require, including any spousal or Joint Owner's consents. With respect to Purchase Payments, Good Order also generally includes receipt by us of sufficient funds to effect the purchase. We may, in our sole discretion, determine whether any particular transaction request is in Good Order, and we reserve the right to change or waive any Good Order requirement at any time. If you have any questions, you should contact us or your registered representative before submitting the form or request.

Guaranteed Account:   The Fixed Account, the DCA Accounts and any other Investment Option we may offer with interest rate guarantees.

Investment Option:   Any account to which you may allocate Purchase Payments or transfer Contract Value under this Contract. The Investment Options are the Sub-Accounts of the Variable Account and the Guaranteed Account available in this Contract.

Issue Date:   The date as of which we credit the initial Purchase Payment to the Contract and the date the Contract takes effect.

Maximum Annuity Date:   The latest date on which you must surrender or annuitize the Contract, currently the oldest Owner's or Annuitant's 95th birthday.

Monthly Anniversary Date:   The same day each month as the Issue Date, or the last day of any month that does not have the same day as the Issue Date.

Owner:   The person or persons who own the Contract and are entitled to exercise all rights and privileges provided in the Contract.

Prohibited Allocation Instruction:   An instruction from you to allocate Purchase Payments or Contract Value or to take withdrawals that is not consistent with the Allocation Guidelines and Restrictions required in order to maintain SecurePay rider. If we receive a Prohibited Allocation Instruction, we will terminate your SecurePay rider.

Protected Lifetime Income Benefits:   The optional SecurePay benefit offered with the Contract.

Purchase Payment:   The amount(s) paid by the Owner and accepted by the Company as consideration for this Contract.

Qualified Contracts:   Contracts issued in connection with retirement plans that receive favorable tax treatment under Sections 401, 408, 408A or 457 of the Code.

Qualified Plans:   Retirement plans that receive favorable tax treatment under Sections 401, 408, 408A or 457 of the Code.

Rate Sheet Prospectus Supplement:   A periodic supplement to this Prospectus which sets forth the current Maximum Withdrawal percentage under the SecurePay rider available when you purchase your Contract. See “PROTECTED LIFETIME INCOME BENEFIT (‘SECUREPAY") – Determining the Amount of Your SecurePay Withdrawals.”

Rider Issue Date:   The date a Protected Lifetime Income Benefit rider is issued.

RightTime:   The ability to purchase the Protected Lifetime Income Benefit rider, SecurePay, after your Contract is issued, so long as you satisfy the rider’s issue requirements and the rider is still available for sale.

Sub-Account:   A separate division of the Variable Account.

Surrender Value:   The amount you receive if you surrender the Contract, which is equal to the Contract Value surrendered minus any contract maintenance fee and premium tax.

Valuation Date:   Each day on which the New York Stock Exchange is open for business.

Valuation Period:   The period which begins at the close of regular trading on the New York Stock Exchange (usually 3:00 p.m. Central Time) on any Valuation Date and ends at the close of regular trading on the next Valuation Date. A Valuation Period ends earlier if the New York Stock Exchange closes early on certain scheduled days (such as the Friday after Thanksgiving or Christmas Eve) or in case of an emergency.

Variable Account:   The Protective Variable Annuity Separate Account, a separate investment account of Protective Life.

Written Notice:   A notice or request submitted in writing in Good Order that we receive at the Administrative Office via U.S. postal service or nationally recognized overnight delivery service. Please note that we use the term "written notice" in lower case to refer to a notice that we may send to you.

FEES AND EXPENSES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and charges that you will pay at the time you buy the Contract, take a withdrawal from or surrender the Contract, or transfer amounts among the Sub-Accounts and/or the Guaranteed Account. These fees and expenses do not reflect any Advisory Fees paid to Financial Intermediaries from Contract Value or other assets of the Owner for the provision of investment advice. If such charges were reflected, costs would be higher.

OWNER TRANSACTION EXPENSES

Sales Charge Imposed on Purchase Payments	None
Transfer Fee(1)	$25
Premium Tax(2)	3.5%

(1) Protective Life currently does not charge this Transfer Fee, but reserves the right to do so in the future for each transfer after the first 12 transfers in any Contract Year. We will give written notice thirty (30) days before we impose a Transfer Fee. (See "CHARGES AND DEDUCTIONS.")

(2) Some states impose premium taxes at rates currently ranging up to 3.5%. If premium taxes apply to your Contract, we will deduct them from the Purchase Payment(s) when accepted or from the Contract Value upon a surrender or withdrawal, death or annuitization.

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Fund fees and expenses.

PERIODIC FEES AND CHARGES

(other than Fund expenses)

Annual Contract Maintenance Fee(1)	$35

Variable Account Annual Expenses

(as a percentage of average Variable Account value)

Mortality and Expense Risk Charge	0.20%
Administration Charge	0.10%
Total Variable Account Annual Expenses (excluding optional benefit charges)	0.30%

Optional Benefit Charges

Return of Purchase Payments Death Benefit Fee (as an annualized percentage of the death benefit, beginning on the 1st Monthly Anniversary Date)	0.20%
Protected Lifetime Income Benefits SecurePay Rider Fee(2) (as an annualized percentage of the Benefit Base(3) on each Monthly Anniversary Date, beginning with the 1st Monthly Anniversary Date following election of the rider)
	Maximum	Current
Purchase of SecurePay rider at Contract Purchase	2.00%	1.50%
Purchase of SecurePay rider under RightTime	2.20%	1.60%

(1) We will waive the annual contract maintenance fee if your Contract Value or aggregate Purchase Payments, reduced by surrenders, is $100,000 or more. (See "CHARGES AND DEDUCTIONS.")

(2) We will give you at least 30 days' written notice before any increase in the SecurePay Fee. You may elect not to pay the increase in your SecurePay Fee. If you do, your SecurePay rider will not terminate, but your current Benefit Base will be capped at its then current value. You will continue to be assessed your current SecurePay Fee, however, even though you will have given up the opportunity for any future increases in your SecurePay Benefit Base. See "THE SECUREPAY RIDER" in this Prospectus.

(3) The Benefit Base is a value used to calculate the Annual Withdrawal Amounts, and the fees charged, under the SecurePay rider. If the rider is purchased at issue, your initial Benefit Base is equal to your initial purchase payments. If the rider is added through RightTime, your initial Benefit Base is equal to your Contract Value on the Rider Issue Date. For more information on the SecurePay rider, the Benefit Base and how it is calculated, please see "THE SECUREPAY RIDER" in this Prospectus.

The next table shows the minimum and maximum total operating expenses charged by the Funds that you may pay periodically during the time that you own the Contract. More detail concerning each Fund's fees and expenses is contained in the prospectus for each Fund.

The Fund expenses used to prepare the next table were provided to Protective Life by the Funds. The expenses shown are based on expenses incurred for the year ended December 31, 2019. Current or future expenses may be higher or lower than those shown.

RANGE OF EXPENSES FOR THE FUNDS

	Minimum		Maximum
Total Annual Fund Operating Expenses(*)	0.11%	-	1.82%
(total of all expenses that are deducted from Fund assets, including management fees, 12b-1 fees, and other expenses)

(*) The range of Total Annual Fund Operating Expenses shown here does not take into account contractual and voluntary arrangements under which the Funds' advisers currently reimburse Fund expenses or waive fees. Please see the prospectus for each Fund for more information about that Fund's expenses.

Example of Charges

The following examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. The examples show the costs of investing in the Contract, including owner transaction expenses, the annual contract maintenance fee, Variable Account Annual Expenses (mortality and expense risk charge, administration charge, and any optional rider charges), and both maximum and minimum Total Annual Fund Operating Expenses.

The examples assume that you invest $10,000 in the Contract for the periods indicated. The examples also assume that your investment has a 5% return each year. The examples do not reflect any Advisory Fees paid to Financial Intermediaries from Contract Value or other assets of the Owner, and that if such fees were reflected, costs would be higher.

  The first example assumes that you purchased the SecurePay rider with RightTime at the maximum and current rider fees.
  The second example assumes that you have not purchased the the SecurePay rider.
  The examples also assume that the Return of Purchase Payments Death Benefit is in effect, and that all Contract Value is allocated to the Variable Account. The examples do not reflect transfer fees.
  The examples do not reflect premium taxes, which may range up to 3.5% depending on the jurisdiction.
  If you purchased the SecurePay rider under RightTime:

  If you surrender, annuitize(*) or remain invested in the Contract at the end of the applicable time period:

    reflecting the maximum charge:

	1 year	3 years	5 years	10 years
Maximum Fund Expense	$448	$1349	$2258	$4561
Minimum Fund Expense	$278	$850	$1444	$3033

      reflecting the current charge:

	1 year	3 years	5 years	10 years
Maximum Fund Expense	$398	$1203	$2023	$4136
Minimum Fund Expense	$227	$697	$1190	$2525

      If you have not purchased the SecurePay rider:

      If you surrender, annuitize(*) or remain invested in the Contract at the end of the applicable time period:

	1 year	3 years	5 years	10 years
Maximum Fund Expense	$248	$760	$1295	$2737
Minimum Fund Expense	$77	$235	$401	$855

      (*) You may not annuitize your Contract within 1 year of the Issue Date. For more information, see “ANNUITY PAYMENTS, Annuity Date, Changing the Annuity Date.” The death benefit fee does not apply after the Annuity Date.

      Please remember that the examples are an illustration and do not guarantee the amount of future expenses. Your actual expenses may be higher or lower than those shown. Similarly, your rate of return may be more or less than the 5% rate of return assumed in the examples.

      SUMMARY

      The Contract

      What is the Protective Investors Benefit Advisory Variable Annuity Contract?

      The Protective Investors Benefit Advisory Variable Annuity is an individual flexible premium deferred variable and fixed annuity contract issued by Protective Life. (See "The Contract.")

      What are the Company's obligations under the Contract?

      The benefits under the Contract are paid by us from our general account assets and/or your Contract Value held in the Variable Account. You assume all of the investment risk for Purchase Payments and Contract Value allocated to the Sub-Accounts of the Variable Account, which is not part of our general account. Our general account assets support our insurance and annuity obligations and are subject to our general liabilities from business operations and to claims by our creditors. Because amounts allocated to the Fixed Account and the DCA Accounts, plus any guarantees under the Contract that exceed your Contract Value (such as those associated with any enhanced death benefits, or the SecurePay rider) are paid from our general account, any amounts that we may pay under the Contract in excess of Variable Account value are subject to our financial strength and claims-paying ability.

      It is important to note that there is no guarantee that we will always be able to meet our claims-paying obligations, and there are risks to purchasing any insurance product. For this reason, you should consider our financial strength and claims paying ability to meet our obligations under the Contract when purchasing a Contract and making investment decisions under the Contract.

      How may I purchase a Contract?

      Protective Life sells the Contracts through financial advisers associated with Financial Intermediaries such as investment advisers registered with the SEC or state securities regulatory authorities (registered investment advisers) or banks. (See "DISTRIBUTION OF THE CONTRACTS.")

      Protective Life will issue your Contract when it receives and accepts your complete application information and an initial Purchase Payment through the Financial Intermediary you have selected. (See "Issuance of a Contract.")

      What are the Purchase Payments?

      The minimum amount that Protective Life will accept as an initial Purchase Payment is $5,000. Purchase Payments may be made at any time prior to the oldest Owner's or Annuitant's 86th birthday. The minimum subsequent Purchase Payment we will accept is $100, or $50 if the payment is made under our current automatic purchase payment plan. If you purchase the SecurePay rider, the automatic purchase payment plan will terminate two years after the Rider Issue Date. The maximum aggregate Purchase Payment(s) we will accept without prior Administrative Office approval is $1,000,000. We may impose conditions for our acceptance of aggregate Purchase Payments greater than $1,000,000, such as limiting the death benefit options that are available under your Contract.

      If you purchase the SecurePay rider, you cannot make any Purchase Payments two years or more after the Rider Issue Date, or on or after the Benefit Election Date, whichever comes first. (See "SecurePay"). We reserve the right to limit, suspend, or reject any and all Purchase Payments at any time. We will give written notice at least five (5) days before any changes to Purchase Payment limitations go into effect. (See "Purchase Payments.")

      Can I cancel the Contract?

      You have the right to return the Contract within a certain number of days (which varies by state and is never less than ten) after you receive it. The returned Contract will be treated as if it were never issued. Protective Life will refund the Contract Value in states where permitted. This amount may be more or less than the Purchase Payments. In states requiring the return of Purchase Payments, we will refund the greater of the Contract Value or the Purchase Payments. (See "Right to Cancel.")

      Can I transfer amounts in the Contract?

      Before the Annuity Date, you may transfer amounts among the Investment Options. There are, however, limitations on transfers: any transfer must be at least $100; no amounts may be transferred into a DCA Account.

      No amounts may be transferred to the Fixed Account within six months after any transfer from the Guaranteed Account to the Variable Account; transfers out of the Fixed Account are limited to the greater of (a) $2,500 or (b) 25% of the value of the Fixed Account in any Contract Year.

      After the Annuity Date, if you have selected variable income payments, you may transfer amounts among the Sub-Accounts, but no more frequently than once per month, and you may not transfer within the Guaranteed Account or between a Sub-Account and the Guaranteed Account.

      We reserve the right to charge a transfer fee of $25 for each transfer after the 12th transfer in any Contract Year. We will give written notice thirty (30) days before we impose a transfer fee or limit the number of transfers. We also reserve the right to limit the number of transfers to no more than 12 per Contract Year. We may restrict or refuse to honor transfers when we determine that they may be detrimental to the Funds or Contract Owners, such as frequent transfers and market timing transfers by or on behalf of an Owner or group of Owners. (See "Transfers.") For purposes of calculating the number of transfers, we treat instructions received on the same business day as a single transfer without regard to the number of Sub-Accounts involved. If you purchase the SecurePay rider, your options for transferring Contract Value among the Investment Options will be restricted in accordance with our Allocation Guidelines and Restrictions. (See "ALLOCATION GUIDELINES AND RESTRICTIONS FOR PROTECTED LIFETIME INCOME BENEFITS.")

      For more information about transfers, how to request transfers and limitations on transfers, see "Transfers — Limitations on Transfers."

      Can I surrender the Contract?

      Upon Written Notice before the Annuity Date, you may surrender the Contract and receive its surrender value. (See "Surrenders and Withdrawals.") Surrenders may have federal and state income tax consequences, as well as a 10% federal penalty tax if the surrender occurs before the Owner reaches age 59-1/2. (See "Taxation of Withdrawals and Surrenders.")

      Can I withdraw my money from the Contract?

      Any time before the Annuity Date, you may request by Written Notice a withdrawal from your Contract provided the Contract Value remaining after the withdrawal is at least $5,000. Under certain conditions we may also accept withdrawals requested by facsimile and telephone. You also may elect to participate in our automatic withdrawal plan, which allows you to pre-authorize periodic withdrawals prior to the Annuity Date. (See "Surrenders and Withdrawals.") Withdrawals may be available under certain Annuity Options. (See "ANNUITY PAYMENTS — Annuity Options.") Withdrawals reduce your Contract Value and death benefit. Federal and state income taxes may apply, as well as a 10% federal penalty tax if the withdrawal occurs before the Owner reaches age 59-1/2. (See "Taxation of Withdrawals and Surrenders.") If you purchase the SecurePay rider, special withdrawal rules apply, especially on or after the Benefit Election Date. (See "PROTECTED LIFETIME INCOME BENEFITS.")

      What happens when the Owner dies?

      In the event of the Owner's death, all automatic transfer programs under the Contract, such as dollar cost averaging and portfolio rebalancing will cease upon our receipt of Due Proof of Death of the Owner at our Administrative Office. (See "Dollar Cost Averaging" and "Portfolio Rebalancing.")

      Is there a death benefit?

      If any Owner dies before the Annuity Date and while this Contract is in force, a death benefit, less any applicable premium tax, will be payable to the Beneficiary. The death benefit is determined as of the end of the Valuation Period during which we receive Due Proof of Death of the Owner at our Administrative Office. (See "DEATH BENEFIT.")

      The Contract Value Death Benefit is included with your Contract at no additional charge. You may select the Return of Purchase Payments Death Benefit for an additional fee, but only if the oldest Owner is younger than age 76 on the Issue Date of the Contract. You must select your Death Benefit at the time you apply for your Contract, and your selection may not be changed after the Contract is issued. See "CHARGES AND DEDUCTIONS, Death Benefit Fee."

      What charges do I pay under the Contract?

      We apply a charge to the daily net asset value of the Variable Account that consists of a mortality and expense risk charge and an administration charge. We do not currently impose a transfer fee, but we reserve the right to charge a $25 fee for the 13th and each additional transfer during any Contract Year if we determine, in our sole discretion, that the number of transfers or the cost of processing such transfers is excessive. We will give written notice thirty (30) days before we impose a transfer fee or limit the number of transfers. For more information about transfers, how to request transfers and limitations on transfers, see "Transfers — Limitations on Transfers". We also deduct a contract maintenance fee from your Contract Value on each Contract Anniversary prior to the Annuity Date and on any other day that you surrender your Contract. We may waive the contract maintenance fee under certain circumstances. We also deduct from your Contract Value charges for any optional benefits and riders applicable to your Contract, such as the Return of Purchase Payments Death Benefit and the SecurePay rider.

      We will deduct any applicable state premium tax from Purchase Payments or Contract Value if premium taxes apply to your Contract. The Funds' investment management fees and other operating expenses are more fully described in the prospectuses for the Funds.

      (See the "FEES AND EXPENSES" tables preceding this Summary and the "CHARGES AND DEDUCTIONS" section later in this Prospectus.)

      What is the SecurePay Rider?

      The SecurePay rider guarantees the right to make withdrawals based upon the value of a protected lifetime income benefit base ("Benefit Base") that will remain fixed even if your Contract Value declines due to poor market performance. You may select the SecurePay rider when you purchase your Contract, or later, under the RightTime option, provided you satisfy the rider's age requirements. The SecurePay rider provides for increases in your Benefit Base on your Contract Anniversary if your Contract Value has increased.

      Note: We do not accept Purchase Payments after the Benefit Election Date or those we receive two years or more after the Rider Issue Date, whichever comes first.

      Under the SecurePay rider, withdrawals may be made over the lifetime of persons designated under the rider, provided the rider's requirements are satisfied. Annual aggregate withdrawals on or after the Benefit Election Date that exceed the Annual Withdrawal Amount (AWA) will result in a reduction of rider benefits, and may even significantly reduce or eliminate the value of such benefits, because we will reduce the Benefit Base and corresponding AWA. Any withdrawals made on or after the Rider Issue Date but prior to the Benefit Election Date – including automatic withdrawals – will similarly result in a reduction in the Benefit Base and corresponding AWA, and may even significantly reduce or eliminate the value of such benefits. All withdrawals, including SecurePay Withdrawals, will reduce the Contract Value and the death benefit under the Contract, and may be subject to federal and state income taxes, as well as a 10% federal tax penalty if made prior to age 59½.

      Under the SecurePay rider your options for allocating Purchase Payments and Contract Value will be restricted, because you must make all allocations in accordance with the rider's Allocation Guidelines and Restrictions. These Allocation Guidelines and Restrictions require you to allocate all of your Purchase Payments and Contract Value in accordance with Allocation by Investment Category guidelines or eligible Benefit Allocation Model Portfolios. Therefore, if you are seeking a more aggressive growth strategy, the portfolio allocations required for participation in the SecurePay rider are probably not appropriate for you. Please see "ALLOCATION GUIDELINES AND RESTRICTIONS FOR PROTECTED LIFETIME INCOME BENEFITS."

      We charge an additional fee if you purchase the SecurePay rider. If you elect the rider, you will begin paying this fee as of the date the SecurePay rider is issued. You may not cancel the SecurePay rider for the first ten years following the date of its issue. To purchase the SecurePay rider, the youngest Owner and Annuitant must be age 60 or older and the oldest Owner and Annuitant must be age 85 or younger on the Rider Issue Date. (See "THE SECUREPAY RIDER.")

      Withdrawals under the SecurePay rider while your Contract Value is greater than zero are withdrawals of your own money and will be deducted from your Contract Value and not from our General Account assets. If your Contract Value is reduced to zero (other than due to an Excess Withdrawal), the Company will make lifetime income benefit payments from its own assets. Therefore, it is possible that the Owner may not receive lifetime income benefit payments derived from the Company’s assets.

      What is the RightTime Option?

      You may elect the SecurePay rider at the time you purchase your Contract, or you may purchase the rider later under our RightTime option so long as you satisfy the rider's issue requirements and the rider is still available for sale. If you purchase the rider under the RightTime option, the rider will be subject to the terms and conditions in effect at the time the rider is issued. Currently, the annual rider fee is 0.10% higher for the SecurePay rider if you exercise the RightTime option to elect the rider than if you elect the rider when you purchase your Contract. See "PROTECTED LIFETIME INCOME BENEFITS."

      What Annuity Options are available?

      We apply the Annuity Value to an Annuity Option on the Annuity Date, unless you choose to receive that amount in a lump sum. Annuity Options include: payments for a certain period and life income with or without payments for a certain period. Annuity Options are available on either a fixed or variable payment basis. (See "ANNUITY PAYMENTS.")

      If you choose to annuitize before the Maximum Annuity Date, we will contact you if the Annuity Value would result in smaller payments than the Annual Withdrawal Amount value. We will inform you of the smaller payments associated with annuitizing and we will confirm which option you would prefer. Annual Withdrawal Amount payments previously requested by you will continue to be made. You should discuss annuity options with your financial adviser.

      Is the Contract available for qualified retirement plans?

      You may purchase the Contract for use within certain qualified retirement plans or arrangements that receive favorable tax treatment, such as individual retirement accounts and individual retirement annuities (IRAs), and pension and profit sharing plans (including H.R. 10 Plans). Many of these qualified plans, including IRAs, provide the same type of tax deferral as provided by the Contract. The Contract, however, provides a number of benefits and features not provided by such retirement plans or arrangements alone. There are costs and expenses under the Contract related to these benefits and features. You should consult a qualified tax or financial adviser for information specific to your circumstances to determine whether the use of the Contract within a qualified retirement plan is an appropriate investment for you. (See "DESCRIPTION OF THE CONTRACT, The Contract," and "FEDERAL TAX MATTERS, Qualified Retirement Plans.")

      Where may I find financial information about the Sub-Accounts?

      You may find financial information about the Sub-Accounts in Appendix D to this Prospectus and in the Statement of Additional Information.

      Can Advisory Fees be paid from the Contract Value?

      The fee that your Financial Intermediary charges you for the management of the Contract Value (“Advisory Fee”) is covered in a separate agreement between you and the Financial Intermediary, and is in addition to the fees and expenses for the Contract that are described in this prospectus (although some Financial Intermediaries may choose not to charge you an Advisory Fee). Subject to certain restrictions, you may elect to have the Advisory Fee paid out of your Contract Value. In order to do so, you will need to fill out an instruction or form authorizing these payments ("Advisory Fee Authorization"). The deduction of the Advisory Fee will reduce your Contract Value and, as a result, also may reduce the death benefits under your Contract and the potential for increases in the SecurePay Pro rider benefits. We will not treat Advisory Fees paid from your Contract as taxable withdrawals for income tax reporting purposes if certain conditions are met. See “Description of the Contract – Surrenders and Withdrawals – Payment of Advisory Fees” for more information on the applicable conditions. Regardless of whether we tax report Advisory Fees from your Contract, federal and/or state taxing authorities could determine that such Advisory Fees should be treated as taxable withdrawals from your Contract, in which case the amount of the Advisory Fees deducted from your Contract Value could be included in your gross income for state and federal income tax purposes and a 10% additional tax could apply if the Advisory Fees were deducted from your Contract Value before you attained age 59½. We may begin tax reporting Advisory Fees as withdrawals at any time, including retroactively, and withhold tax from such amounts accordingly if we conclude that such treatment is more appropriate under federal income tax law, such as if the Internal Revenue Service provides guidance requiring such treatment. You should consult with your tax adviser regarding the tax treatment of Advisory Fees deducted from your Contract Value. (See "DESCRIPTION OF THE CONTRACT, Payment of Advisory Fees" and "FEDERAL TAX MATTERS.")

      Other contracts

      We issue other types of annuity contracts and insurance policies that also invest in the same Funds in which your Contract invests. These other types of contracts and policies may have different charges that could affect the value of their sub-accounts and may offer different benefits than the Contract. To obtain more information about these other contracts and policies, you may contact our Administrative Office in writing or by telephone.

      Federal Tax Status

      Generally all earnings on the investments underlying the Contract are tax-deferred until withdrawn or until annuity income payments begin. A distribution from a non-Qualified Contract, which includes a surrender or withdrawal or payment of a death benefit, will generally result in taxable income if there has been an increase in the Contract Value. In the case of a Qualified Contract, a distribution generally will result in taxable income even if there has not been an increase in the Contract Value. In certain circumstances, a 10% penalty tax may also apply to distributions from non-Qualified as well as Qualified Contracts. All amounts includable in income with respect to the Contract are taxed as ordinary income; no amounts are taxed at the special lower rates applicable to long term capital gains and corporate dividends. (See "FEDERAL TAX MATTERS.")

      THE COMPANY, VARIABLE ACCOUNT AND FUNDS

      Protective Life Insurance Company

      The Contracts are issued by Protective Life. Protective Life is a Tennessee corporation and was founded in 1907. Protective Life markets individual life insurance, credit life and disability insurance, guaranteed investment contracts, guaranteed funding agreements, fixed and variable annuities and extended service contracts. Protective Life is currently licensed to transact life insurance business in 49 states and the District of Columbia. As of December 31, 2019, Protective Life had total assets of approximately $120.5 billion. Protective Life is the principal operating subsidiary of Protective Life Corporation (“PLC”), a U.S. insurance holding company and a wholly-owned subsidiary of The Dai-ichi Life Insurance Company, Limited (“Dai-ichi”). Dai-ichi is a top 20 global life insurance company. Dai-ichi's stock is traded on the Tokyo Stock Exchange. As of December 31, 2019, PLC had total assets of approximately $121.1 billion.

      The assets of Protective Life's general account support its insurance and annuity obligations and are subject to its general liabilities from business operations and to claims by its creditors. Because amounts allocated to the Fixed Account and the DCA Accounts, plus any guarantees under the Contract that exceed your Contract Value (such as those associated with any enhanced death benefits or the SecurePay rider), are paid from Protective Life's general account, any amounts that Protective Life may pay under the Contract in excess of Variable Account value are subject to its financial strength and claims-paying ability. It is important to note that there is no guarantee that Protective Life will always be able to meet its claims-paying obligations, and that there are risks to purchasing any insurance product. For this reason, you should consider Protective Life's financial strength and claims paying ability to meet its obligations under the Contract when purchasing a Contract and making investment decisions under the Contract.

      Protective Variable Annuity Separate Account

      The Protective Variable Annuity Separate Account is a separate investment account of Protective Life. The Variable Account was established under Tennessee law by the Board of Directors of Protective Life on October 11, 1993. The Variable Account is registered with the Securities and Exchange Commission (the "SEC") as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act"), and meets the definition of a separate account under federal securities laws.

      Protective Life owns the assets of the Variable Account. These assets are held separate from other assets and are not part of Protective Life's general account. You assume all of the investment risk for Purchase Payments and Contract Value allocated to the Sub-Accounts. Your Contract Value in the Sub-Accounts is part of the assets of the Variable Account. The portion of the assets of the Variable Account equal to the reserves and other contract liabilities (which is equal to Contract Value) of the Variable Account will not be charged with liabilities that arise from any other business Protective Life conducts. Protective Life may transfer to its general account any assets which exceed the reserves and other contract liabilities (which is equal to Contract Value) of the Variable Account. Protective Life may accumulate in the Variable Account the charge for mortality and expense risks and investment results applicable to those assets that are in excess of the net assets supporting the contracts. The income, gains and losses, both realized and unrealized, from the assets of the Variable Account are credited to or charged against the Variable Account without regard to any other income, gains or losses of Protective Life. The obligations under the Contracts are obligations of Protective Life.

      Administration

      Protective Life Insurance Company performs the Contract administration at its Administrative Office at 2801 Highway 280 South, Birmingham, Alabama 35223. Contract administration includes processing applications for the Contracts and subsequent Owner requests; processing Purchase Payments, transfers, surrenders and death benefit claims as well as performing record maintenance and disbursing annuity income payments.

      The Funds

      The assets of each Sub-Account are invested solely in a corresponding Fund. Each Fund is an investment portfolio of one of the investment companies listed below.

      If you select the SecurePay rider your options for allocating Purchase Payments and Contract Value will be restricted, to limit the risk that we will be required to make lifetime payments from our General Account. You must allocate your Purchase Payments and Contract Value in accordance with our Allocation Guidelines and Restrictions. In general, the required allocations under these guidelines focus on conservative, high quality bond funds, combine bond funds and growth stock funds, or emphasize growth stock funds while including a significant weighting of bond funds with a goal of seeking to provide income and/or capital appreciation while avoiding excessive risk. (See "ALLOCATION GUIDELINES AND RESTRICTIONS FOR PROTECTED LIFETIME INCOME BENEFITS.")

Fund	Fund Manager/ Investment Adviser	Subadvisor(s)
AIM Variable Insurance Funds (Invesco Variable Insurance Funds)	Invesco Advisers, Inc.
American Funds Insurance Series	Capital Research and Management Company
Clayton Street Trust	Janus Capital Management LLC
DFA Investment Dimensions Group Inc.	DFA Investment Dimensions Group Inc.
Fidelity Variable Insurance Products	Fidelity Management and Research Company	FMR Co., Inc. Strategic Advisors, Inc. Fidelity Investments Money Management, Inc.
Franklin Templeton Variable Insurance Products Trust	Franklin Advisers, Inc. (Franklin Flex Cap Growth VIP Fund, Franklin Income VIP Fund, Franklin Mutual Global Discovery VIP Fund, Franklin Small-Mid Cap Growth VIP Fund, Franklin Strategic Income VIP Fund, Franklin U.S. Government Securities VIP Fund and the Templeton Global Bond VIP Fund)

      Franklin Advisory Services, LLC (Franklin Rising Dividends VIP Fund and the Franklin Small Cap Value VIP Fund)

      Franklin Mutual Advisers, LLC(Franklin Mutual Global Discovery VIP Fund, Franklin Mutual Shares VIP Fund and Franklin Strategic Income VIP Fund)

      Templeton Investment Counsel, LLC(Templeton Foreign VIP Fund)

      Templeton Global Advisors Limited (Templeton Growth VIP Fund)

Templeton Asset Management Ltd. (Templeton Developing Markets VIP Fund)
Goldman Sachs Variable Insurance Trust	Goldman Sachs Asset Management L.P.
Legg Mason Partners Variable Equity Trust	Legg Mason Partners Fund Advisor, LLC	ClearBridge Advisors, LLC;
Lord Abbett Series Fund, Inc.	Lord, Abbett & Co. LLC
PIMCO Variable Insurance Trust	Pacific Investment Management Company, LLC.	Research Affiliates, LLC
Royce Capital Fund	Royce & Associates, LLC
Vanguard Variable Insurance Funds	PRIMECAP Management Company

      Shares of the Funds are offered only to:

        the Variable Account;
        other separate accounts of Protective Life and its affiliates supporting variable annuity contracts or variable life insurance policies;
        separate accounts of other life insurance companies supporting variable annuity contracts or variable life insurance policies; and
        certain qualified retirement plans.

      For a discussion of the potential conflicts of interest that may arise as a result of the sale of Fund shares to separate accounts that support variable annuity contracts, variable life insurance policies and certain qualified pension and retirement plans as well as the sale of Fund shares to the separate accounts of insurance companies that are not affiliated with Protective Life, see the prospectuses for the Funds. Fund shares are not offered directly to investors but are available only through the purchase of such contracts or policies or through such plans. See the prospectus for each Fund for details about that Fund.

      AIM Variable Insurance Funds (Invesco Variable Insurance Funds)

      Invesco Oppenheimer V.I.Global Fund, Series II Shares

      This Fund seeks capital appreciation.

      Invesco Oppenheimer V.I. Government Money Fund,

      This Fund seeks income consistent with stability of principal.

      You could lose money by investing in the Invesco Oppenheimer V.I. Government Money Fund. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it cannot guarantee it will do so. An investment in the Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The Fund's sponsor has no legal obligation to provide financial support to the Fund, and you should not expect that the sponsor will provide financial support to the Fund at any time. The yield of this Fund may become very low during periods of low interest rates. After deduction of Variable Account Annual Expenses, the yield in the Sub-Account that invests in this Fund could be negative. If the yield in the Sub-Account becomes negative, Contract Value invested in the Sub-Account may decline.

      Invesco Oppenheimer V.I. Main Street Fund, Series II Shares

      This Fund seeks capital appreciation.

      Invesco V.I. Balanced Risk Allocation Fund, Series II Shares

      The Fund seeks total return with a low to moderate correlation to traditional financial market indices.

      Invesco V.I. Comstock Fund, Series II Shares

      This Fund seeks capital growth and income through investments in equity securities, including common stocks, preferred stocks and securities convertible into common and preferred stocks.

      Invesco V.I. Equity and Income Fund, Series II Shares

      This Fund seeks both capital appreciation and current income.

      Invesco V.I. Global Real Estate Fund, Series II Shares

      This Fund seeks total return through growth of capital and current income.

      Invesco V.I. Government Securities Fund, Series II Shares

      The Fund seeks total return, comprised of current income and capital appreciation.

      Invesco V.I. Growth and Income Fund, Series II Shares

      This Fund seeks long-term growth of capital and income.

      Invesco V.I. International Growth Fund, Series II Shares

      This Fund seeks long-term growth of capital.

      American Funds Insurance Series®

      IS Asset Allocation Fund, Class 4

      The Fund seeks high total return (including income and capital gains) consistent with preservation of capital over the long term.

      IS Blue Chip Income and Growth Fund, Class 4

      The Fund's investment objectives are to produce income exceeding the average yield on U.S. stocks generally and to provide an opportunity for growth of principal consistent with sound common stock investing.

      IS Bond Fund, Class 4

      The Fund's investment objective is to provide as high a level of current income as is consistent with the preservation of capital.

      IS Capital Income Builder®, Class 4

      The Fund has two primary investment objectives. It seeks (1) to provide a level of current income that exceeds the average yield on U.S. stocks generally and (2) to provide a growing stream of income over the years. The Fund’s secondary objective is to provide growth of capital.

      IS Global Growth Fund, Class 4

      The Fund's investment objective is to provide long-term growth of capital.

      IS Global Growth and Income Fund, Class 4

      The Fund’s investment objective is to provide long-term growth of capital while providing current income.

      IS Global Small Capitalization Fund, Class 4

      The Fund's investment objective is to provide long-term growth of capital.

      IS Growth Fund, Class 4

      The Fund's investment objective is to provide growth of capital.

      IS Growth-Income Fund, Class 4

      The Fund’s investment objectives are to achieve long-term growth of capital and income.

      IS International Fund, Class 4

      The Fund's investment objective is to provide long-term growth of capital.

      IS New World Fund®, Class 4

      The Fund's investment objective is long-term capital appreciation.

      IS US Government, Class 4

      The Fund’s investment objective is to provide a high level of current income consistent with preservation of capital.

      Clayton Street Trust

      Protective Life Dynamic Allocation Series- Conservative Portfolio

      This Fund seeks total return through income and growth of capital, balanced by capital preservation.

      Protective Life Dynamic Allocation Series- Growth Portfolio

      This Fund seeks total return through growth of capital, balanced by capital preservation.

      Protective Life Dynamic Allocation Series- Moderate Portfolio

      This Fund seeks total return through growth of capital and income, balanced by capital preservation.

      DFA Investment Dimensions Group Inc.

      VA Equity Allocation Portfolio

      The Portfolio seeks long-term capital appreciation.

      VA Global Bond Portfolio

      The Portfolio seeks to provide a market rate of return for a fixed income portfolio with low relative volatility of returns.

      VA Global Moderate Allocation Portfolio

      The Portfolio seeks total return consisting of capital appreciation and current income. The Portfolio is a “fund of funds,” which means that the Portfolio uses its assets to purchase other mutual funds (the “Underlying Funds”) managed by Dimensional Fund Advisors LP.

      VA International Small Portfolio

      The Portfolio seeks long-term capital appreciation.

      VA International Value Portfolio

      The Portfolio seeks long-term capital appreciation.

      VA Short-Term Fixed Portfolio

      The Portfolio seeks a stable real return in excess of the rate of inflation with a minimum of risk.

      VA U.S. Large Value Portfolio

      The Portfolio seeks long-term capital appreciation.

      VA U.S. Targeted Value Portfolio

      The Portfolio seeks long-term capital appreciation.

      Fidelity® Variable Insurance Products

      VIP Investment Grade Bond Portfolio, Service Class 2

      This Fund seeks as high a level of current income as is consistent with the preservation of capital.

      VIP Mid Cap Portfolio, Service Class 2

      This Fund seeks long-term growth of capital.

      Franklin Templeton Variable Insurance Products Trust

      Franklin Flex Cap Growth VIP Fund, Class 2

      This Fund seeks capital appreciation. Under normal market conditions, the Fund invests predominantly in equity securities of companies that the investment manager believes have the potential for capital appreciation.

      Franklin Income VIP Fund, Class 2

      This Fund seeks to maximize income while maintaining prospects for capital appreciation. Under normal market conditions, the Fund invests in a diversified portfolio of debt and equity securities.

      Franklin Mutual Global Discovery VIP Fund, Class 2

      This Fund seeks capital appreciation. Under normal market conditions, this Fund invests primarily in U.S. and foreign equity securities that the investment manager believes are undervalued.

      Franklin Mutual Shares VIP Fund, Class 2

      This Fund seeks capital appreciation, with income as a secondary goal. Under normal market conditions, the Fund invests primarily in U.S. and foreign equity securities that the investment manager believes are undervalued.

      Franklin Rising Dividends VIP Fund, Class 2

      This Fund seeks long-term capital appreciation, with preservation of capital as an important consideration. Under normal market conditions, the Fund invests at least 80% of its net assets in equity securities of financially sound companies that have paid consistently rising dividends.

      Franklin Small Cap Value VIP Fund, Class 2

      This Fund seeks long-term total return. Under normal market conditions, the Fund invests at least 80% of its net assets in investments of small capitalization companies.

      Franklin Small-Mid Cap Growth VIP Fund, Class 2

      This Fund seeks long-term capital growth. Under normal market conditions, the Fund invests at least 80% of its net assets in investments of small capitalization and mid-capitalization companies.

      Franklin Strategic Income VIP Fund, Class 2

      This Fund seeks a high level of current income, with capital appreciation over the long-term as a secondary goal. Under normal market conditions, the Fund invests primarily to predominantly in U.S. and foreign debt securities, including those in emerging markets.

      Templeton Developing Markets VIP Fund, Class 2

      This Fund seeks long-term capital appreciation. Under normal market conditions, the Fund invests at least 80% of its net assets in emerging markets investments.

      Templeton Foreign VIP Fund, Class 2

      This Fund seeks long-term capital growth. Under normal market conditions, the Fund invests at least 80% of its net assets in investments of issuers located outside the U.S., including those in emerging markets.

      Templeton Global Bond VIP Fund, Class 2

      This Fund seeks high current income, consistent with preservation of capital, with capital appreciation as a secondary consideration. Under normal market conditions, this Fund invests at least 80% of its net assets in debt securities of any maturity.

      Goldman Sachs Variable Insurance Trust

      Core Fixed Income Fund, Service Class

      This Fund seeks a total return consisting of capital appreciation and income that exceeds the total return of the Bloomberg Barclays U.S. Aggregate Bond Index.

      Global Trends Allocation Fund, Service Class

      This Fund seeks total return while seeking to provide volatility management.

      Growth Opportunities Fund, Service Class

      This Fund seeks long-term growth of capital.

      Mid Cap Value Fund, Service Class

      This Fund seeks long-term capital appreciation.

      Strategic Growth Fund, Service Class

      This Fund seeks long-term growth of capital.

      Legg Mason Partners Variable Equity Trust

      ClearBridge Variable Mid Cap Portfolio, Class II

      This Fund seeks long-term growth of capital.

      ClearBridge Variable Small Cap Growth Portfolio, Class II

      This Fund seeks long-term growth of capital.

      Lord Abbett Series Fund, Inc.

      Bond-Debenture Portfolio, Value Class

      The Fund seeks high current income and the opportunity for capital appreciation to produce a high total return.

      Dividend Growth Portfolio, Value Class (formerly Calibrated Dividend Growth Portfolio, Value Class)

      The Fund seeks current income and capital appreciation.

      Fundamental Equity Portfolio, Value Class

      The Fund seeks long-term growth of capital and income without excessive fluctuations in market value.

      Growth Opportunities Portfolio, Value Class

      The Fund seeks capital appreciation.

      PIMCO Variable Insurance Trust

      All Asset Portfolio, Advisor Class

      This Portfolio seeks maximum real return, consistent with preservation of real capital and prudent investment management.

      Global Diversified Allocation Portfolio, Advisor Class

      The Portfolio seeks to maximize risk-adjusted total return relative to a blend of 60% MSCI World Index/40% Bloomberg Barclays U.S. Aggregate Index.

      Long-Term US Government Portfolio, Advisor Class

      This Portfolio seeks maximum total return, consistent with preservation of capital and prudent investment management.

      Low Duration Portfolio, Advisor Class

      This Portfolio seeks maximum total return, consistent with preservation of capital and prudent investment management.

      Real Return Portfolio, Advisor Class

      This Portfolio seeks maximum real return, consistent with preservation of real capital and prudent investment management.

      Short-Term Portfolio, Advisor Class

      This Portfolio seeks maximum current income, consistent with preservation of capital and daily liquidity.

      Total Return Portfolio, Advisor Class

      This Portfolio seeks maximum total return, consistent with preservation of capital and prudent investment management.

      Royce Capital Fund

      Small-Cap Fund, Service Class

      This Fund seeks long-term growth of capital.

      Vanguard Variable Insurance Fund

      Vanguard VIF Balanced Portfolio

      The Portfolio seeks to provide long-term capital appreciation and reasonable current income.

      Vanguard VIF Capital Growth Portfolio

      The Portfolio seeks to provide long-term capital appreciation.

      Vanguard VIF Conservative Allocation Portfolio

      The Portfolio seeks to provide current income and low to moderate capital appreciation.

      Vanguard VIF Diversified Value Portfolio

      The Portfolio seeks to provide long-term capital appreciation and income.

      Vanguard VIF Equity Income Portfolio

      The Portfolio seeks to provide an above average level of current income and reasonable long-term capital appreciation.

      Vanguard VIF Equity Index Portfolio

      The Portfolio seeks to track the performance of a benchmark index that measures the investment return of large-capitalization stocks.

      Vanguard VIF Global Bond Index Portfolio

      The Portfolio seeks to track the performance of a benchmark index that measures the investment return of the global, investment-grade, fixed income market.

      Vanguard VIF Growth Portfolio

      The Portfolio seeks to provide long-term capital appreciation.

      Vanguard VIF High Yield Bond Portfolio

      The Portfolio seeks to provide a high level of current income.

      Vanguard VIF International Portfolio

      The Portfolio seeks to provide long-term capital appreciation.

      Vanguard VIF Mid-Cap Index Portfolio

      The Portfolio seeks to track the performance of a benchmark index that measures the investment return of mid-capitalization stocks.

      Vanguard VIF Moderate Allocation Portfolio

      The Portfolio seeks to provide capital appreciation and a low to moderate level of current income.

      Vanguard VIF Money Market Portfolio

      The Portfolio seeks to provide current income while maintaining liquidity and a stable share price of $1.

      Vanguard VIF Real Estate Index Portfolio

      The Portfolio seeks to provide a high level of income and moderate long-term capital appreciation by tracking the performance of a benchmark index that measures the performance of publicly traded equity REITs and other real estate-related investments.

      Vanguard VIF Short Term Investment Grade Portfolio

      The Portfolio seeks to provide current income while maintaining limited price volatility.

      Vanguard VIF Total Bond Market Index Portfolio

      The Portfolio seeks to track the performance of a broad, market-weighted bond index.

      Vanguard VIF Total International Stock Market Index Portfolio

      The Portfolio seeks to track the performance of a benchmark index that measures the investment return of stocks issued by companies located in developed and emerging markets, excluding the United States.

      Vanguard VIF Total Stock Market Index Portfolio

      The Portfolio seeks to track the performance of a benchmark index that measures the investment return of the overall stock market.

      There is no assurance that the stated objectives and policies of any of the Funds will be achieved. More detailed information concerning the investment objectives, policies and restrictions of the Funds, the expenses of the Funds, the risks attendant to investing in the Funds and other aspects of their operations can be found in the current prospectuses for the Funds and the current Statement of Additional Information for each of the Funds. You may obtain a prospectus or a Statement of Additional Information for any of the Funds by contacting Protective Life or by asking your financial adviser. You should read the Funds' prospectuses carefully before making any decision concerning the allocation of Purchase Payments or transfers among the Sub-Accounts.

      Certain Funds may have investment objectives and policies similar to other mutual funds (sometimes having similar names) that are managed by the same investment adviser or manager. The investment results of the Funds, however, may be more or less favorable than the results of such other mutual funds. Protective Life does not guarantee or make any representation that the investment results of any Fund is, or will be, comparable to any other mutual fund, even one with the same investment adviser or manager.

      Selection of Funds

      We select the Funds offered through the Contracts based on several criteria, including but not limited to the following:

        the strength of the investment adviser's (or sub-adviser's) reputation and tenure;
        brand recognition;
        performance;
        options that offer a full complement and coverage of the Morningstar investment style box;
        the capability and qualification of each investment firm; and
        whether our distributors are likely to recommend the Funds to Contract Owners.

      Another factor we consider during the selection process is whether the Fund, its adviser, its sub-adviser, or an affiliate will make payments to us or our affiliates. For a discussion of these arrangements, see "Certain Payments We Receive with Regard to the Funds." We also consider whether the Fund, its adviser, sub-adviser, or distributor (or an affiliate) can provide marketing and distribution support for sale of the Contracts. We review each Fund periodically after it is selected. Upon review, we may remove a Fund or restrict allocation of additional Purchase Payments and/or transfers of Contract Value to a Fund if we determine the Fund no longer meets one or more of the criteria and/or if the Fund has not attracted significant contract owner assets. We do not recommend or endorse any particular Fund, and we do not provide investment advice.

      Asset Allocation Model Portfolios  Four asset allocation models ("Model Portfolios") are available at no additional charge as Investment Options under your Contract.

      Each Model Portfolio invests different percentages of Contract Value in some or all of the Sub-Accounts under your Contract, and these Model Portfolios range from conservative to aggressive. The Model Portfolios are intended to provide a diversified investment portfolio by combining different asset classes to help you reach your investment goal. Also, while diversification may help reduce overall risk, it does not eliminate the risk of losses and it does not protect against losses in a declining market. There can be no assurance that any of the Model Portfolios will achieve their investment objectives.

      Pursuant to an agreement with Protective Life, Milliman Financial Risk Management LLC ("Milliman"), a diversified financial services firm and registered investment adviser under the Investment Advisers Act of 1940, as amended, provides consulting services to Protective Life regarding the composition and review of the Model Portfolios and is compensated by Protective Life for doing so. There is no investment advisory relationship between Milliman and Owners with respect to the Model Portfolios. In the future, Protective Life may modify or discontinue its arrangement with Milliman, in which case Protective Life may contract with another firm to provide similar asset allocation models, provide its own asset allocation models, or cease offering asset allocation models. Protective Life does not provide investment advisory services in making the Model Portfolios or any other service or feature available under the Contract.

      The selection of Investment Options in the Model Portfolios involves balancing a number of factors including, but not limited to, the investment objectives, policies and expenses of the Funds in each Model Portfolio, the overall historical performance and volatility of the Funds. In addition, Protective Life considers the marketability of individual Funds and Fund families, as well as marketing support provided to Protective Life and the firms who sell the Contracts and administrative services and marketing support payments made by the Fund or its manager to Protective Life or Investment Distributors, Inc. ("IDI"). The receipt of greater administrative services or marketing support payments from certain Funds may present a conflict of interest for Protective Life.

      The available Model Portfolios and the composition of each specific Model Portfolio you select may change from time to time. In addition, the target asset allocations of these Model Portfolios may vary from time to time in response to market conditions and changes in the portfolio holdings of the Funds in the underlying Sub-Accounts. We will provide written notice if the composition of a model portfolio changes, if there is a material change in our arrangement with Milliman, or if we cease offering asset allocation models altogether. We will not reallocate your Contract Value or change the allocations of your future Purchase Payments in response to these changes, however. If you desire to change your Contract Value or Purchase Payment allocation or percentages to reflect a revised or different Model Portfolio, you must submit new allocation instructions to our Administrative Office in writing. If you have elected the SecurePay rider, your new allocation instructions must meet the current Allocation Guidelines and Restrictions for the living benefit, and we will rebalance your Contract Value at the time we receive your new allocation.

      The following is a brief description of the four Model Portfolios currently available. They are more fully described in a separate brochure. Your sales representative can provide additional information about the Model Portfolios and help you select which Model Portfolio, if any, may be suitable for you. Please talk to him or her if you have additional questions about these Model Portfolios.

        Conservative Growth portfolio is composed of underlying Sub-Accounts representing a target allocation of approximately 40% in equity and 60% in fixed income investments. The largest of the asset class target allocations are in fixed income, large-cap value and mortgages.
        Balanced Growth & Income portfolio is composed of underlying Sub-Accounts representing a target allocation of approximately 50% in equity and 50% in fixed income investments. The largest asset class target allocations are in fixed income, large-cap value, international equity and large-cap growth.
        Balanced Growth portfolio is composed of underlying Sub-Accounts representing a target allocation of approximately 60% in equity and 40% in fixed income investments. The largest asset class target allocations are in fixed income, international equity, large-cap value, and large-cap growth.
        Growth Focus portfolio is composed of underlying Sub-Accounts representing a target allocation of approximately 75% in equity and 25% in fixed income investments. The largest asset class target allocations are in international equity, large-cap value, large-cap growth and mid-cap stocks.

      Other Information about the Funds

      Each Fund sells its shares to the Variable Account in accordance with the terms of a participation agreement between the appropriate investment company and Protective Life. The termination provisions of these agreements vary. If a participation agreement relating to a Fund terminates, the Variable Account may not be able to purchase additional shares of that Fund. In that event, Owners may no longer be able to allocate Variable Account value or Purchase Payments to Sub-Accounts investing in that Fund. In certain circumstances, it is also possible that a Fund may refuse to sell its shares to the Variable Account despite the fact that the participation agreement relating to that Fund has not been terminated. Should a Fund decide to discontinue selling its shares to the Variable Account, Protective Life would not be able to honor requests from Owners to allocate Purchase Payments or transfer Contract Value to the Sub-Account investing in shares of that Fund.

      Certain Payments We Receive with Regard to the Funds

      We (and our affiliates) may receive payments from the Funds, their advisers, sub-advisers, and their distributors, or affiliates thereof. These payments are negotiated and thus differ by Fund (sometimes substantially), and the amounts we (or our affiliates) receive may be significant. These payments are made for various purposes, including payment for the services provided and expenses incurred by us (and our affiliates) in promoting, marketing and administering the Contracts, and in our role as intermediary to, the Funds. We (and our affiliates) may profit from these payments.

      12b-1 Fees.  We receive 12b-1 fees from the Funds, their advisers, sub-advisers, and their distributors, or affiliates thereof that are based on a percentage of the average daily net assets of the particular Fund attributable to the Contracts and to certain other variable insurance contracts issued or administered by us. Rule 12b-1 fees are paid out of Fund assets as part of the Fund's total annual operating expenses. Payments made out of Fund assets will reduce the amount of assets that you otherwise would have available for investment, and will reduce the return on your investment. The chart below shows the maximum 12b-1 fees we anticipate we will receive from the Funds on an annual basis:

      Incoming 12b-1 Fees

Fund	Maximum 12b-1 fee
Paid to us:
American Funds Insurance Series	0.25%
Clayton Street Trust	0.25%
Fidelity Variable Insurance Products	0.25%
Franklin Templeton Variable Insurance Protucts Trust	0.25%
Goldman Sachs Variable Insurance Trust	0.25%
Royce Capital Fund	0.25%
Legg Mason Partners Variable Equity Trust	0.25%
PIMCO Variable Insurance Trust	0.25%
AIM Variable Insurance Funds (Invesco Variable Insurance Funds)	0.25%

      Payments From Advisers and/or Distributors.  As of the date of this prospectus, we (or our affiliates) also receive payments from the investment advisers, sub-advisers, or distributors (or affiliates thereof) of all of the Funds other than the 12b-1 fees. These payments are not paid out of Fund assets. These payments may be derived, in whole or in part, from the investment advisory fee deducted from Fund assets. Owners, through their indirect investment in the Funds, bear the costs of these investment advisory fees (see the Funds' prospectuses for more information). The amount of the payments we receive is based on a percentage of the average daily net assets of the particular Fund attributable to the Contracts and to certain other variable insurance contracts issued or administered by us (or our affiliate). The payments we receive from the investment advisers, sub-advisers or distributors of the Funds currently range from 0.10% to 0.50% of Fund assets attributable to our variable insurance contracts.

      Other Payments.  A Fund's adviser, sub-adviser, or distributor or its affiliates may provide us (or our affiliates) and/or broker-dealers that sell the Contracts ("selling firms") with marketing support, may pay us (or our affiliates) and/or selling firms amounts to participate in national and regional sales conferences and meetings with the sales desks, and may occasionally provide us (or our affiliates) and/or selling firms with items of relatively small value, such as promotional gifts, meals, tickets, or other similar items in the normal course of business.

      For details about the compensation payments we make in connection with the sale of the Contracts, see "DISTRIBUTION OF THE CONTRACTS."

      Addition, Deletion or Substitution of Investments

      Protective Life reserves the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares that are held in the Variable Account or that the Variable Account may purchase. If the shares of a Fund are no longer available for investment or if in Protective Life's judgment further investment in any Fund should become inappropriate in view of the purposes of the Variable Account, Protective Life may redeem the shares, if any, of that Fund and substitute shares of another registered open-end management company or unit investment trust. The new Funds may have higher fees and charges than the ones they replaced. Protective Life will not substitute any shares attributable to a Contract's interest in the Variable Account without notice and any necessary approval of the Securities and Exchange Commission and state insurance authorities. Because the plan fiduciary retains the right to select the investments in an employee benefit plan, when the fiduciary receives notice of an addition, deletion, or substitution of an investment (for example, either through this prospectus or a supplement to the prospectus), a plan fiduciary should consider whether the Contract will remain a prudent investment for the plan. If a plan fiduciary wishes to reject the change after receiving notice, it can do so by surrendering the Contract.

      Protective Life also reserves the right to establish additional Sub-Accounts of the Variable Account, each of which would invest in shares of a new Fund. Subject to applicable law and any required SEC approval, Protective Life may, in its sole discretion, establish new Sub-Accounts or eliminate one or more Sub-Accounts if marketing needs, tax considerations or investment conditions warrant. We may make any new Sub-Accounts available to existing Owner(s) on a basis we determine. All Sub-Accounts and Funds may not be available to all classes of contracts.

      If we make any of these substitutions or changes, Protective Life may by appropriate endorsement change the Contract to reflect the substitution or other change. If Protective Life deems it to be in the best interest of Owners and Annuitants, and subject to any approvals that applicable law may require, we may operate the Variable Account as a management company under the 1940 Act, we may de-register it under that Act if registration is no longer required, or we may combine it with other Protective Life separate accounts. Protective Life reserves the right to make any changes to the Variable Account that the 1940 Act or other applicable law or regulation requires or permits.

      DESCRIPTION OF THE CONTRACT

      The following sections describe the Contracts currently being offered.

      The Contract

      The Protective® Investors Benefit Advisory Variable Annuity Contract is an individual flexible premium deferred variable and fixed annuity contract issued by Protective Life.

      Use of the Contract in Qualified Plans

      You may purchase the Contract on a non-qualified basis. You may also purchase it for use within certain qualified retirement plans or in connection with other employee benefit plans or arrangements that receive favorable tax treatment. Such qualified plans include individual retirement accounts and individual retirement annuities (IRAs), and pension and profit sharing plans (including H.R. 10 Plans). Many of these qualified plans, including IRAs, provide the same type of tax deferral as provided by the Contract. The Contract, however, provides a number of benefits and features not provided by such retirement plans and employee benefit plans or arrangements alone. There are costs and expenses under the Contract related to these benefits and features. You should consult a qualified tax and/or financial adviser regarding the use of the Contract within a Qualified Plan or in connection with other employee benefit plans or arrangements. You should carefully consider the benefits and features provided by the Contract in relation to their costs as they apply to your particular situation.

      Parties to the Contract

      Owner

      The Owner is the person or persons who own the Contract and is entitled to exercise all rights and privileges provided in the Contract. Two persons may own the Contract together. In the case of two Owners, provisions relating to action by the Owner means both Owners acting together. Protective Life may accept instructions from one Owner on behalf of all Owners via the internet and only to transfer Contract Value among and/or between Sub-Accounts. Protective Life will only issue a Contract prior to each Owner's 86th birthday. Individuals as well as nonnatural persons, such as corporations or trusts, may be Owners. In the case of Owners who are nonnatural persons, age restrictions apply to the Annuitant.

      The Owner of this Contract may be changed by Written Notice provided:

        each new Owner's 86th birthday is after the Issue Date; and
        each new Owner's 95th birthday is on or after the Annuity Date.

      For a period of 1 year after any change of ownership involving a natural person, the death benefit will equal the Contract Value regardless of whether the Return of Purchase Payments Death Benefit has been selected. Naming a nonnatural person as an Owner or changing the Owner may result in a tax liability. (See "TAXATION OF ANNUITIES IN GENERAL.") If you select the SecurePay rider, changing and/or adding Owners may result in termination of the rider. (See "PROTECTED LIFETIME INCOME BENEFITS.")

      Beneficiary

      The Beneficiary is the person or persons who may receive the benefits of this Contract upon the death of the Owner.

      Primary — The Primary Beneficiary is the surviving Owner, if any. If there is no surviving Owner, the Primary Beneficiary is the person or persons designated by the Owner and named in our records.

      Contingent — The Contingent Beneficiary is the person or persons designated by the Owner and named in our records to be Beneficiary if the Primary Beneficiary is not living at the time of the Owner's death.

      If no Beneficiary designation is in effect or if no Beneficiary is living at the time of the Owner's death, the Beneficiary will be the estate of the deceased Owner. If any Owner dies on or after the Annuity Date, the Beneficiary will become the new Owner.

      Unless designated irrevocably, the Owner may change the Beneficiary by Written Notice prior to the death of any Owner. An irrevocable Beneficiary is one whose written consent is needed before the Owner can change the Beneficiary designation or exercise certain other rights. In the case of certain Qualified Contracts, Treasury Department regulations prescribe certain limitations on the designation of a Beneficiary. If you select the SecurePay rider, changing and/or adding Beneficiaries may result in termination of the rider. (See "PROTECTED LIFETIME INCOME BENEFITS.")

      Annuitant

      The Annuitant is the person or persons on whose life annuity income payments may be based. The first Owner shown on the application for the Contract is the Annuitant unless the Owner designates another person as the Annuitant. The Contract must be issued prior to the Annuitant's 86th birthday. If the Annuitant is not an Owner and dies prior to the Annuity Date, the Owner will become the new Annuitant unless the Owner designates otherwise. However, if the Owner is a nonnatural person, the death of the Annuitant will be treated as the death of the Owner.

      The Owner may change the Annuitant by Written Notice prior to the Annuity Date. However, if any Owner is not a natural person, then the Annuitant may not be changed. The new Annuitant's 95th birthday must be on or after the Annuity Date in effect when the change of Annuitant is requested. If you select the SecurePay rider, changing the Annuitant will result in termination of the rider. (See "PROTECTED LIFETIME INCOME BENEFITS.")

      Payee

      The Payee is the person or persons designated by the Owner to receive the annuity income payments under the Contract. The Annuitant is the Payee unless the Owner designates another party as the Payee. The Owner may change the Payee at any time.

      Issuance of a Contract

      To purchase a Contract, you must submit certain application information and an initial Purchase Payment to Protective Life through a licensed representative of Protective Life. Any such licensed representative must also be a registered representative of a broker/dealer having a distribution agreement with Investment Distributors, Inc. for any reason permitted or required by law. Contracts may be sold to or in connection with retirement plans which do not qualify for special tax treatment as well as retirement plans that qualify for special tax treatment under the Code.

      If the necessary application information for a Contract accompanies the initial Purchase Payment, we will allocate the initial Purchase Payment (less any applicable premium tax) to the Investment Options as you direct on the appropriate form within two business days of receiving such Purchase Payment at the Administrative Office at the Accumulation Unit Value next determined for the portion of the Purchase Payment allocated to the Sub-Account. If we do not receive the necessary application information, Protective Life will retain the Purchase Payment for up to five business days while it attempts to complete the information. If the necessary application information is not complete after five business days, Protective Life will inform the applicant of the reason for the delay and return the initial Purchase Payment immediately unless the applicant specifically consents to Protective Life retaining it until the information is complete. Once the information is complete, we will allocate the initial Purchase Payment to the appropriate Investment Options within two business days. You may transmit information necessary to complete an application to Protective Life by telephone, facsimile, or electronic media.

      Purchase Payments

      We will only accept Purchase Payments before the earlier of the oldest Owner's and Annuitant's 86th birthday. The minimum initial Purchase Payment is $5,000. The minimum subsequent Purchase Payment is $100 or $50 if made by electronic funds transfer. We reserve the right not to accept any Purchase Payment in our sole discretion. Under certain circumstances, we may be required by law to reject a Purchase Payment.

      If you select the SecurePay rider, you cannot make any Purchase Payments two years or more after the Rider Issue Date, or on or after the Benefit Election Date, whichever is first. (See "THE SECUREPAY RIDER.")

      Purchase Payments are payable at our Administrative Office. You may make them by check payable to Protective Life Insurance Company or by any other method we deem acceptable. We will process Purchase Payments as of the end of the Valuation Period during which we receive your payment and a completed transaction service form at our Administrative Office at the Accumulation Unit Value next determined for the portion of the Purchase Payment allocated to the Sub-Account. Valuation Periods end at the close of regular trading on the New York Stock Exchange. We will process any Purchase Payment received at our Administrative Office after the end of the Valuation Period on the next Valuation Date.

      The maximum aggregate Purchase Payment(s) that can be made without prior Administrative Office approval is currently $1,000,000.

      We reserve the right to change the maximum aggregate Purchase Payment(s) that we will accept at any time, and to condition acceptance of Purchase Payments over any established maximum amount upon prior approval by our Administrative Office and to impose conditions upon the acceptance of aggregate Purchase Payments greater than the established maximum, such as limiting the death benefit options that are available under your Contract. We also reserve the right to limit, suspend, or reject any and all Purchase Payments at any time. We would suspend, reject, and/or place limitations on the acceptance of initial and/or subsequent Purchase Payments in order to limit our exposure to the risks associated with offering the Contracts or riders under the Contracts. We also reserve the right to limit the Investment Options to which you may direct Purchase Payments for the same reasons, because changes in our arrangements with a Fund, or the investment manager or distributor of a Fund, or because a Fund has or will become unavailable for purchase under the Contracts. We will give written notice at least five (5) days before any changes regarding Purchase Payment limitations, or the allocation of Purchase Payments go into effect unless otherwise required to do so earlier by law or order of a government authority with appropriate jurisdiction.

      If we exercise our right to suspend, reject, and/or place limitations on the acceptance and/or allocation of subsequent Purchase Payments, you may be unable to, or limited in your ability to, increase your Contract Value through subsequent Purchase Payments and therefore may limit increases in the Death Benefit, including the Return of Purchase Payments Death Benefit, and the values of the SecurePay Rider. This could also prevent you from making future contributions to a Qualified Contract, including periodic contributions to an employer-sponsored retirement plan or an IRA. (See "QUALIFIED RETIREMENT PLANS."). The Company restricts Purchase Payments in connection with the SecurePay Rider. (See "THE SECUREPAY RIDER.") Before you purchase this Contract and determine the amount of your initial Purchase Payment, you should consider the fact that we may suspend, reject, or limit subsequent Purchase Payments at some point in the future. You should consult with your sales representative prior to purchase.

      Under the current automatic purchase payment plan, you may select a monthly or quarterly payment schedule pursuant to which Purchase Payments will be automatically deducted from a bank account. We currently accept automatic Purchase Payments on the 1st through the 28th day of each month. Each automatic Purchase Payment must be at least $50. You may not allocate payments made through the automatic purchase payment plan to any DCA Account. You may not elect the automatic purchase payment plan and the automatic withdrawal plan simultaneously. (See "Surrenders and Withdrawals".) If you purchase the SecurePay rider, the automatic purchase payment plan will terminate two years after the Rider Issue Date. Upon receipt of Due Proof of Death of the Owner, the Company will terminate deductions under the automatic purchase payment plan.

      We do not always receive your Purchase Payment or your application on the day you send it or give it to your sales representative. In some circumstances, such as when you purchase a Contract in exchange for an existing annuity contract from another company, we may not receive your Purchase Payment from the other company for a substantial period of time after you sign the application and send it to us.

      Right to Cancel

      You have the right to return the Contract within a certain number of days after you receive it by returning it, along with a written cancellation request, to our Administrative Office or the sales representative who sold it. In the state of Connecticut, non-written requests are also accepted. The number of days, which is at least ten, is determined by state law in the state where the Contract is delivered. Return of the Contract by mail is effective on being post-marked, properly addressed and postage pre-paid. We will treat the returned Contract as if it had never been issued. Where permitted under state law, Protective Life will refund the Contract Value. This amount may be more or less than the aggregate amount of your Purchase Payments up to that time. In states requiring the return of Purchase Payments, we will refund the greater of the Contract Value or the Purchase Payment.

      For individual retirement annuities and Contracts issued in states where, upon cancellation during the right-to-cancel period, we return at least your Purchase Payments, we reserve the right to allocate all or a portion of your initial Purchase Payment (and any subsequent Purchase Payment made during the right-to-cancel period) that you allocated to the Sub-Accounts to the Invesco Oppenheimer V.I. Government Money Fund Sub-Account until the expiration of the right-to-cancel period. When we allocate your initial Purchase Payment (and any subsequent Purchase Payments) to the Invesco Oppenheimer V.I. Government Money Fund Sub-Account for the right-to-cancel period, we will refund the greater of the Contract Value without any deductions for fees or charges or the Purchase Payment. Thereafter, we will allocate all Purchase Payments according to your allocation instructions then in effect.

      Allocation of Purchase Payments

      Owners must indicate in the application how their initial and subsequent Purchase Payments are to be allocated among the Investment Options. If your allocation instructions are indicated by percentages, whole percentages must be used.

      Owners may change allocation instructions by Written Notice at any time. Owners may also change instructions by telephone, facsimile, automated telephone system or via the Internet at www.protective.com ("non-written instructions"). For non-written instructions regarding allocations, we may require a form of personal identification prior to acting on instructions and we will record any telephone voice instructions. If we follow these procedures, we will not be liable for any losses due to unauthorized or fraudulent instructions. We reserve the right to limit or eliminate any of these non-written communication methods for any Contract or class of Contracts at any time for any reason.

      If you select the SecurePay rider, your options for allocating Purchase Payments will be restricted. You must allocate your Purchase Payments (and Contract Value) in accordance with our Allocation Guidelines and Restrictions. (See "ALLOCATION GUIDELINES AND RESTRICTIONS FOR PROTECTED LIFETIME INCOME BENEFITS.")

      Variable Account Value

      Sub-Account Value

      A Contract's Variable Account value at any time is the sum of the Sub-Account values and therefore reflects the investment experience of the Sub-Accounts to which it is allocated. There is no guaranteed minimum Variable Account value. The Sub-Account value for any Sub-Account as of the Issue Date is equal to the amount of the initial Purchase Payment allocated to that Sub-Account. On subsequent Valuation Dates prior to the Annuity Date, the Sub-Account value is equal to that part of any Purchase Payment allocated to the Sub-Account and any Contract Value transferred to the Sub-Account, adjusted by income, dividends, net capital gains or losses (realized or unrealized), decreased by withdrawals (including any applicable premium tax), Contract Value transferred out of the Sub-Account and fees deducted from the Sub-Account.

      The Sub-Account value for a Contract may be determined on any day by multiplying the number of Accumulation Units attributable to the Contract in that Sub-Account by the Accumulation Unit value for the Accumulation Units in that Sub-Account on that day.

      Determination of Accumulation Units

      Purchase Payments allocated and Contract Value transferred to a Sub-Account are converted into Accumulation Units. An Accumulation Unit is a unit of measure used to calculate the value of a Sub-Account prior to the Annuity Date. We determine the number of Accumulation Units to be credited to a Contract by dividing the dollar amount directed to the Sub-Account by the Accumulation Unit value of the appropriate class of Accumulation Units of that Sub-Account for the Valuation Date as of which the allocation or transfer occurs. Purchase Payments allocated or amounts transferred to a Sub-Account under a Contract increase the number of Accumulation Units of that Sub-Account credited to the Contract. We execute such allocations and transfers as of the end of the Valuation Period in which we receive a Purchase Payment or Written Notice or other instruction requesting a transfer.

      Certain events reduce the number of Accumulation Units of a Sub-Account credited to a Contract. The following events result in the cancellation of the appropriate number of Accumulation Units of a Sub-Account:

        surrenders;
        withdrawals;
        automatic withdrawals;
        transfer from a Sub-Account and any applicable transfer fee;
        payment of a death benefit claim;
        application of the Contract Value to an Annuity Option;
        deduction of Advisory Fees; and
        deduction of the monthly death benefit fee, the monthly SecurePay Fee and the annual contract maintenance fee.

      Accumulation Units are canceled as of the end of the Valuation Period in which we receive Written Notice of or other instructions regarding the event. The deduction of the advisory fee, the monthly death benefit fee, the monthly SecurePay Fee and the annual contract maintenance fee results in the cancellation of Accumulation Units without notice or instruction. The monthly fee is deducted from a Sub-Account in the same proportion that the Sub-Account value bears to the total Contract Value in the Variable Account on that date.

      Determination of Accumulation Unit Value

      The Accumulation Unit value for each class of Accumulation Units in a Sub-Account at the end of every Valuation Date is the Accumulation Unit value for that class at the end of the previous Valuation Date times the net investment factor.

      Net Investment Factor

      The net investment factor measures the investment performance of a Sub-Account from one Valuation Period to the next. For each Sub-Account, the net investment factor reflects the investment performance of the Fund in which the Sub-Account invests and the charges assessed against that Sub-Account for a Valuation Period. Each Sub-Account has a net investment factor for each Valuation Period which may be greater or less than one. Therefore, the value of an Accumulation Unit may increase or decrease. The net investment factor for any Sub-Account for any Valuation Period is determined by dividing (1) by (2) and subtracting (3) from the result, where:

        is the result of:
          the net asset value per share of the Fund held in the Sub-Account, determined at the end of the current Valuation Period; plus the per share amount of any dividend or capital gain distributions made by the Funds held in the Sub-Account, if the "ex-dividend" date occurs during the current Valuation Period.
        is the net asset value per share of the Fund held in the Sub-Account, determined at the end of the most recent prior Valuation Period.
        is a factor representing the mortality and expense risk charge and the administration charge for the number of days in the Valuation Period and a charge or credit for any taxes attributed to the investment operations of the Sub-Account, as determined by the Company.

      Transfers

      Before the Annuity Date, you may instruct us to transfer Contract Value between and among the Investment Options. When we receive your transfer instructions on a completed transaction service form at our Administrative Office, we will allocate the Contract Value you transfer at the next price determined for the Investment Options you indicate. Prices for the Investment Options are determined as of the end of each Valuation Period. Accordingly, transfer requests received in "good order" at our Administrative Office before the end of a Valuation Period are processed at the price determined as of the end of the Valuation Period on the day the requests are received; transfer requests received at our Administrative Office after the end of a Valuation Period are processed at the price determined as of the end of the next Valuation Period. A transfer request will be deemed in "good order" if the transaction service form is fully and accurately completed and signed by the Owner(s) and received by us at our Administrative Office. We may defer transfer requests under the same conditions that payment of withdrawals and surrenders may be delayed. (See "SUSPENSION OR DELAY IN PAYMENTS.") There are limitations on transfers, which are described below.

      After the Annuity Date, when variable income payments are selected, transfers are allowed between Sub-Accounts, but are limited to one transfer per month. Dollar cost averaging and portfolio rebalancing are not allowed. No transfers are allowed within the Guaranteed Account or from a Sub-Account and Guaranteed Account.

      If you select the SecurePay rider, your options for transferring Contract Value will be restricted. You must transfer Contract Value in accordance with our Allocation Guidelines and Restrictions. (See "Allocation Guidelines and Restrictions for Protected Lifetime Income Benefits.")

      In the event of the Owner's death, all automatic transfers under the Contract, such as dollar cost averaging and portfolio rebalancing will cease upon our receipt of Due Proof of Death at our Administrative Office.

      A surviving spouse who elects to continue the Contract as the new Owner may decide to participate in either dollar cost averaging or portfolio rebalancing, or both, subject to the terms and conditions set forth in this Prospectus.

      Any Beneficiary who elects a Death Benefit payment option that provides for the payment of Death Benefit proceeds either over the lifetime of the Beneficiary or within 5 years of the Owner’s death may transfer Contract Value among the Sub-Accounts and participate in the portfolio rebalancing program. Because that Beneficiary may not make additional premium payments, however, the Beneficiary may not participate in dollar cost averaging. See “DEATH BENEFIT-Payment of the Death Benefit.”

      How to Request Transfers

      Before or after the Annuity Date, owners may request transfers by Written Notice at any time. Owners also may request transfers by telephone, facsimile, automated telephone system or via the Internet at www.protective.com ("non-written instructions"). From time to time and at our sole discretion, we may introduce additional methods for requesting transfers or discontinue any method for making non-written instructions for such transfers. We will require a form of personal identification prior to acting on non-written instructions and we will record telephone requests. We will send you a confirmation of all transfer requests communicated to us. If we follow these procedures, we will not be liable for any losses due to unauthorized or fraudulent transfer requests.

      Reliability of Communications Systems

      The Internet and telephone systems may not always be available. Any computer or telephone system, whether it is yours, your service providers', your registered representative's, or ours, can experience unscheduled outages or slowdowns for a variety of reasons. Such outages or delays may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you experience problems, you can request your transaction by writing to us.

      Limitations on Transfers

      We reserve the right to modify, limit, suspend or eliminate the transfer privileges (including acceptance of non-written instructions submitted by telephone, automated telephone system, the Internet or facsimile) with prior notice for any Contract or class of Contracts at any time for any reason.

      Minimum amounts.  You must transfer at least $100 each time you make a transfer. If the entire amount in the Investment Option is less than $100, you must transfer the entire amount. If less than $100 would be left in an Investment Option after a transfer, then we may transfer the entire amount out of that Investment Option instead of the requested amount.

      Number of transfers.  Currently we do not generally limit the number of transfers that may be made. We reserve the right, however, to limit the number of transfers to no more than 12 per Contract Year and we also reserve the right to charge a transfer fee for each additional transfer over 12 during any Contract Year if Protective Life determines, in its sole discretion, that the number of transfers or the cost of processing such transfers is excessive. The transfer fee will not exceed $25 per transfer. We will give written notice thirty (30) days before we impose a transfer fee or limit the number of transfers. We will deduct any transfer fee from the amount being transferred. See "CHARGES AND DEDUCTIONS, Transfer Fee."

      Limitations on transfers involving the Guaranteed Account.  No amounts may be transferred into a DCA Account. No amounts may be transferred to the Fixed Account within six months after any transfer from the Guaranteed Account to the Variable Account. The maximum amount that may be transferred from the Fixed Account during a Contract Year is the greater of (a) $2,500 or (b) 25% of the Contract Value in the Fixed Account. Due to this limitation, if you want to transfer all of your Contract Value from the Guaranteed Account to the Variable Account, it may take several years to do so. The limitation on transfers from the Fixed Account does not apply, however, to dollar cost averaging transfers from the Fixed Account.

      Limitations on frequent transfers, including "market timing" transfers.  Frequent transfers may involve an effort to take advantage of the possibility of a lag between a change in the value of a Fund's portfolio securities and the reflection of that change in the Fund's share price. This strategy, sometimes referred to as "market timing," involves an attempt to buy shares of a Fund at a price that does not reflect the current market value of the portfolio securities of the Fund, and then to realize a profit when the Fund shares are sold the next Valuation Date or thereafter.

      When you request a transfer among the Sub-Accounts, your request triggers the purchase and redemption of Fund shares. Frequent transfers cause frequent purchases and redemptions of Fund shares. Frequent purchases and redemptions of Fund shares can cause adverse effects for a Fund, Fund shareholders, the Variable Account, other Owners, beneficiaries, annuitants, or owners of other variable annuity contracts we issue that invest in the Variable Account. Frequent transfers can result in the following adverse effects:

        Increased brokerage, trading and transaction costs;
        Disruption of planned investment strategies;
        Forced and unplanned liquidation and portfolio turnover;
        Lost opportunity costs; and
        Large asset swings that decrease the Fund's ability to provide maximum investment return to all Contract Owners.

      In order to try to protect our Owners and the Funds from the potential adverse effects of frequent transfer activity, we have implemented certain market timing policies and procedures (the "Market Timing Procedures"). Our Market Timing Procedures are designed to detect and prevent frequent, short-term transfer activity that may adversely affect the Funds, Fund shareholders, the Variable Account, other Owners, beneficiaries, annuitants and owners of other variable annuity contracts we issue that invest in the Variable Account. We discourage frequent transfers of Contract Value between Sub-Accounts.

      We monitor transfer activity in the Contracts to identify frequent transfer activity in any Contract. Our current Market Timing Procedures are intended to detect transfer activity in which the transfers exceed a certain dollar amount and a certain number of transfers involving the same Sub-Accounts within a specific time period. We regularly review transaction reports in an attempt to identify transfers that exceed our established parameters. We do not include transfers made pursuant to the dollar-cost averaging and portfolio rebalancing programs when monitoring for frequent transfer activity.

      When we identify transfer activity exceeding our established parameters in a Contract or group of Contracts that appear to be under common control, we suspend non-written methods of requesting transfers for that Contract or group of Contracts. All transfer requests for the affected Contract or group of Contracts must be made by Written Notice. We notify the affected Owner(s) in writing of these restrictions.

      In addition to our Market Timing Procedures, the Funds may have their own market timing policies and restrictions. While we reserve the right to enforce the Funds' policies and procedures, Owners and other persons with interests under the Contracts should be aware that we may not have the contractual authority or the operational capacity to apply the market timing policies and procedures of the Funds, except that, under SEC rules, we are required to: (1) enter into a written agreement with each Fund or its principal underwriter that obligates us to provide to the Fund promptly upon request certain information about the trading activity of individual Owners, and (2) execute instructions from the Fund to restrict or prohibit further purchases or transfers by specific Owners who violate the market timing policies established by the Fund.

      Some of the Funds have reserved the right to temporarily or permanently refuse payments or transfer requests from us if, in the judgment of the Fund's investment adviser, the Fund would be unable to invest effectively in accordance with its investment objective or policies, or would otherwise potentially be adversely affected. To the extent permitted by law, we reserve the right to delay or refuse to honor a transfer request, or to reverse a transfer at any time we are unable to purchase or redeem shares of any of the Funds because of the Fund's refusal or restriction on purchases or redemptions. We will notify the Owner(s) of any refusal or restriction on a purchase or redemption by a Fund relating to that Owner's transfer request. Some Funds also may impose redemption fees on short-term trading (i.e., redemptions of mutual Fund shares within a certain number of business days after purchase). We reserve the right to implement, administer, and collect any redemption fees imposed by any of the Funds. You should read the prospectus of each Fund for more information about its ability to refuse or restrict purchases or redemptions of its shares, which may be more or less restrictive than our Market Timing Procedures and those of other Funds, and to impose redemption fees.

      We apply our Market Timing Procedures consistently to all Owners without special arrangement, waiver or exception. We reserve the right to change our Market Timing Procedures at any time without prior notice as we deem necessary or appropriate to better detect and deter potentially harmful frequent transfer activity, to comply with state or federal regulatory requirements, or both. We may change our parameters to monitor for different dollar amounts, number of transfers, time period of the transfers, or any of these.

      Owners seeking to engage in frequent transfer activity may employ a variety of strategies to avoid detection. Our ability to detect and deter such transfer activity is limited by operational systems and technological limitations. Furthermore, the identification of Owners determined to be engaged in transfer activity that may adversely affect others involves judgments that are inherently subjective. Accordingly, despite our best efforts, we cannot guarantee that our Market Timing Procedures will detect or deter every potential market timer. In addition, because other insurance companies, retirement plans, or both may invest in the Funds, we cannot guarantee that the Funds will not suffer harm from frequent transfer activity in contracts or policies issued by other insurance companies or by retirement plan participants.

      Dollar Cost Averaging

      Before the Annuity Date, you may instruct us by Written Notice to transfer automatically, on a monthly basis, amounts from a DCA Account or the Fixed Account to any Sub-Account of the Variable Account. This is known as the "dollar-cost averaging" ("DCA") method of investment. By transferring equal amounts of Contract Value on a regularly scheduled basis, as opposed to allocating a larger amount at one particular time, an Owner may be less susceptible to the impact of market fluctuations in the value of Sub-Account Accumulation Units. Protective Life, however, makes no guarantee that the dollar cost averaging method will result in a profit or protection against loss.

      DCA transfers are made monthly; you may choose to make the transfers on the 1st through the 28th day of each month. Dollar cost averaging transfers cease upon our receipt of Due Proof of Death of the Owner at our Administrative Office. Any remaining balance designated for DCA transfers will be automatically transferred to the Sub-Accounts according to the Owner's current dollar cost averaging instructions.

      There is no charge for dollar cost averaging. Automatic transfers made to facilitate dollar cost averaging will not count toward the 12 transfers permitted each Contract Year if we elect to limit transfers, or the designated number of free transfers in any Contract Year if we elect to charge for transfers in excess of that number in any Contract Year. We reserve the right to restrict the Sub-Accounts into which you may make DCA transfers or discontinue dollar cost averaging upon written notice to the Owner at any time for any reason.

      In states where, upon cancellation during the right-to-cancel period, we are required to return your Purchase Payment, we reserve the right to delay commencement of dollar cost averaging transfers until the expiration of the right-to-cancel period.

      If you select the SecurePay rider, you may allocate your Purchase Payments to a DCA Account. Your dollar-cost averaging transfers from the DCA Account must be allocated, however, in accordance with our Allocation Guidelines and Restrictions. You may not allocate Purchase Payments to the Fixed Account if you select the SecurePay rider. (See "ALLOCATION GUIDELINES AND RESTRICTIONS FOR PROTECTED LIFETIME INCOME BENEFITS.")

      Transfers from the DCA Accounts.  If you allocate a Purchase Payment to one of the DCA Accounts, you must include instructions regarding the day of the month on which the transfers should be made, the period during which the dollar cost averaging transfers should occur, and the Sub-Accounts into which the transferred funds should be allocated. Currently, you may establish monthly transfers of equal amounts of Contract Value from DCA Account 1 monthly for a minimum of three to a maximum of six months and from the DCA Account 2 for a minimum of seven to a maximum of twelve months

      At times, the Company may credit a higher annual rate of interest to the balance held in DCA Account 2 than the balance held in DCA Account 1. From time to time, we may offer different maximum periods for dollar cost averaging amounts from a DCA Account. The periodic amount transferred from a DCA Account will be equal to the Purchase Payment allocated to the DCA Account divided by the number of dollar cost averaging transfers to be made.

      The interest rates on the DCA Accounts apply to the declining balance in the account. Therefore the amount of interest actually paid with respect to a Purchase Payment allocated to the DCA Account will be substantially less than the amount that would have been paid if the full Purchase Payment remained in the DCA Account for the full period. Interest credited will be transferred from the DCA Account after the last dollar cost averaging transfer.

      We will process dollar cost averaging transfers until the earlier of the following: (1) the DCA Account Value equals $0, or (2) the Owner instructs us by Written Notice to cancel the automatic transfers. If you terminate transfers from a DCA Account before the amount remaining in that account is $0, we will immediately transfer any amount remaining in that DCA Account according to your instructions. If you do not provide instructions, we will transfer the remaining amount to the Sub-Accounts according to your dollar cost averaging allocation instruction in effect at that time.

      Transfers from the Fixed Account.  You may also establish dollar-cost averaging transfers from the Fixed Account. The minimum period for dollar cost averaging transfers from the Fixed Account is twelve months; there is no maximum transfer period. If you wish to establish dollar-cost averaging transfers from the Fixed Account, you must include instructions regarding the day of the month on which the transfers should be made, the amount of the transfers (you must transfer the same amount each time), the period during which the dollar cost averaging transfers should occur, and the Sub-Accounts into which the transferred funds should be allocated.

      Portfolio Rebalancing

      Before the Annuity Date, you may instruct Protective Life by Written Notice to periodically transfer your Variable Account value among specified Sub-Accounts to achieve a particular percentage allocation of Variable Account value among such Sub-Accounts ("portfolio rebalancing"). The portfolio rebalancing percentages must be in whole numbers and must allocate amounts only among the Sub-Accounts. Unless you instruct otherwise, portfolio rebalancing is based on your Purchase Payment allocation instructions in effect with respect to the Sub-Accounts at the time of each rebalancing transfer. We deem portfolio rebalancing instructions from you that differ from your current Purchase Payment allocation instructions to be a request to change your Purchase Payment allocation.

      You may elect portfolio rebalancing to occur on the 1st through the 28th day of a month on either a quarterly, semi-annual or annual basis. If you do not select a day, transfers will occur on the same day of the month as your Contract Anniversary, or on the 28th day of the month if your Contract Anniversary occurs on the 29th, 30th or 31st day of the month. You may change or terminate portfolio rebalancing by Written Notice, or by other non-written communication methods acceptable for transfer requests. Portfolio rebalancing ceases when we receive Due Proof of Death of the Owner at our Administrative Office. The Contract Value will remain in the Investment Options as of the date we receive Due Proof of Death of the Owner. A surviving spouse who elects to continue the Contract and become the new Owner, or any Beneficiary who elects to receive payment of the Death Benefit over their lifetime or within 5 years of the Owner’s death, may provide us with new Contract allocation instructions. See ”DEATH BENEFIT – Payment of the Death Benefit.”

      There is no charge for portfolio rebalancing. Automatic transfers made to facilitate portfolio rebalancing will not count toward the 12 transfers permitted each Contract Year if we elect to limit transfers, or the designated number of free transfers in any Contract Year if we elect to charge for transfers in excess of that number in any Contract Year. We reserve the right to discontinue portfolio rebalancing upon written notice to the Owner at any time for any reason.

      Surrenders and Withdrawals

      At any time before the Annuity Date, you may request a surrender of or withdrawal from your Contract. Federal and state income taxes may apply to surrenders and withdrawals (including withdrawals made under the SecurePay rider), and a 10% federal penalty tax may apply if the surrender or withdrawal occurs before the Owner reaches age 59-1/2. (See "TAXATION OF ANNUITIES IN GENERAL, Taxation of Withdrawals and Surrenders.") A surrender value may be available under certain Annuity Options. (See "Annuitization.") In accordance with SEC regulations, surrenders and withdrawals are payable within 7 calendar days of our receiving your request in "good order" at our Administrative Office. (See "Suspension or Delay in Payments.") A surrender or withdrawal request will be deemed in "good order" if the transaction service form is fully and accurately completed and signed by the Owner(s) and received by us at our Administrative Office.

      Surrenders

      At any time before the Annuity Date, you may request a surrender of your Contract for its surrender value either by Written Notice or by facsimile. Surrenders requested by facsimile are subject to limitations. Currently, we accept requests by facsimile for surrenders of Contracts that have a Contract Value of $50,000 or less. For Contracts that have a Contract Value greater than $50,000, we will only accept surrender requests by Written Notice. We may eliminate your ability to request a surrender by facsimile or change the requirements for your ability to request a surrender by facsimile for any Contract or class of Contracts at any time without prior notice. We will pay you the surrender value in a lump sum.

      Withdrawals

      At any time before the Annuity Date, you may request a withdrawal of your Contract Value provided the Contract Value remaining after the withdrawal is at least $5,000. We will treat a request for withdrawal that reduces your Contract Value below $5,000 or a request for withdrawal while your Contract Value is below $5,000, as a request to surrender your Contract. If you make such a request, we will first attempt to contact you to confirm your instruction to surrender the Contract before we process the request and pay you the surrender value in a lump sum. If we are unable to contact you within five days of our receipt of your request in Good Order, we will process your request as a request for surrender.We will, however, process deductions from your Contract Value to pay Advisory Fees pursuant to a valid Advisory Fee Authorization, even if they reduce your Contract Value below $5,000 or are deducted while your Contract Value is below $5,000. We do not treat such deductions to pay Advisory Fees as a request to surrender the Contract.

      You may request a withdrawal by Written Notice or by facsimile. If we have received your completed telephone withdrawal authorization form, you also may request a withdrawal by telephone. Withdrawals requested by telephone or facsimile are subject to limitations. Currently we accept requests for withdrawals by telephone or by facsimile for amounts not exceeding 25% of Contract Value, up to a maximum of $50,000. For withdrawals exceeding 25% of the Contract Value and/or $50,000 we will only accept withdrawal requests by Written Notice. We may eliminate your ability to make withdrawals by telephone or facsimile or change the requirements for your ability to make withdrawals by telephone or facsimile for any Contract or class of Contracts at any time without prior notice.

      You may specify the amount of the withdrawal to be made from any Investment Option. If you do not so specify, or if the amount in the designated Investment Option(s) is inadequate to comply with the request, the withdrawal will be made from each Investment Option based on the proportion that the value of each Investment Option bears to the total Contract Value.

      Signature Guarantees

      Signature guarantees are required for withdrawals or surrenders of $50,000 or more.

      Signature guarantees are relied upon as a means of preventing the perpetuation of fraud in financial transactions, including the disbursement of funds or assets from a victim's account with a financial institution or a provider of financial services. They provide protection to investors by, for example, making it more difficult for a person to take another person's money by forging a signature on a written request for the disbursement of funds.

      An investor can obtain a signature guarantee from more than 7,000 financial institutions across the United States and Canada that participate in a Medallion signature guarantee program. The best source of a signature guarantee is a bank, savings and loan association, brokerage firm, or credit union with which you do business. Guarantor firms may, but frequently do not, charge a fee for their services.

      A notary public cannot provide a signature guarantee. Notarization will not substitute for a signature guarantee.

      Surrender Value

      The surrender value of any surrender or withdrawal request is equal to the Contract Value surrendered or withdrawn minus any applicable contract maintenance fee and premium tax. We will determine the surrender value as of the end of the Valuation Period during which we receive your request in "good order" at our Administrative Office. A surrender or withdrawal request will be deemed in "good order" if the transaction service form is fully and accurately completed and signed by the Owner(s) and received by us at our Administrative Office. Valuation Periods end at the close of regular trading on the New York Stock Exchange. We will process any request received at our Administrative Office after the end of the Valuation Period on the next Valuation Date.

      If you request a withdrawal, the amount you will receive depends on whether you request a “gross” withdrawal or a “net” withdrawal. If you request a “net” withdrawal, you will receive the exact amount you requested although any applicable premium taxes will be withdrawn from the Contract Value in excess of your requested net withdrawal amount. If you request a “gross” withdrawal, you will receive an amount equal to the Contract Value withdrawn minus any applicable premium tax.

      Cancellation of Accumulation Units

      Surrenders and withdrawals will result in the cancellation of Accumulation Units from each applicable Sub-Account(s) and/or in a reduction of the Guaranteed Account value.

      Surrender and Withdrawal Restrictions

      The Owner's right to make surrenders and withdrawals is subject to any restrictions imposed by applicable law or employee benefit plan.

      In the case of certain Qualified Plans, federal tax law imposes restrictions on the form and manner in which benefits may be paid. For example, spousal consent may be needed in certain instances before a distribution may be made.

      Automatic Withdrawals

      Currently, we offer an automatic withdrawal plan. This plan allows you to pre-authorize periodic withdrawals before the Annuity Date. You may elect to participate in this plan at the time of application or at a later date by properly completing an election form. Payments to you under this plan will only be made by electronic fund transfer. To participate in the plan you must have:

        made an initial Purchase Payment of at least $5,000; or
        a Contract Value as of the previous Contract Anniversary of at least $5,000.

      The automatic withdrawal plan and the automatic purchase payment plan may not be elected simultaneously. (See "Purchase Payments.") There may be federal and state income tax consequences to automatic withdrawals from the Contract, including the possible imposition of a 10% federal penalty tax if the withdrawal occurs before the Owner reaches age 59-1/2. You should consult your tax adviser before participating in any withdrawal program. (See "Taxation of Surrenders and Withdrawals.")

      When you elect the automatic withdrawal plan, you will instruct Protective Life to withdraw a level dollar amount from the Contract on a monthly or quarterly basis. Automatic withdrawals may be made on the 1st through the 28th day of each month. The amount requested must be at least $100 per withdrawal. We will process withdrawals for the designated amount until you instruct us otherwise. Automatic withdrawals will be taken pro-rata from the Investment Options in proportion to the value each Investment Option bears to the total Contract Value. We will pay you the amount requested each month or quarter as applicable and cancel the applicable Accumulation Units.

      If any automatic withdrawal transaction would result in a Contract Value of less than $5,000 after the withdrawal, the transaction will not be completed and the automatic withdrawal plan will terminate. Once automatic withdrawals have terminated due to insufficient Contract Value, they will not be automatically reinstated in the event that your Contract Value should reach $5,000 again. The automatic withdrawal plan may be discontinued by the Owner by Written Notice at any time for any reason. Upon receipt of Due Proof of Death of an Owner at our Administrative Office, we will terminate the automatic withdrawal plan.

      There is no charge for the automatic withdrawal plan. We reserve the right to discontinue the automatic withdrawal plan upon written notice to you. If you select the SecurePay rider under your Contract, any automatic withdrawal plan in effect will terminate on the Benefit Election Date.

      Note: If you purchase the SecurePay rider, however, you should consider whether to elect an automatic withdrawal plan, keeping in mind that any withdrawals taken before the Benefit Election Date will proportionately reduce the rider’s Benefit Base, which is used to determine the amount of the SecurePay withdrawals available to you, in the same proportion that each withdrawal reduces the Contract Value on the date of the withdrawal. Automatic withdrawals will ultimately reduce the value of the SecurePay withdrawals available to you. See “PROTECTED LIFETIME INCOME BENEFITS (‘SECUREPAY RIDER’) – Calculating the Benefit Base before the Benefit Election Date.”

      Payment of Advisory Fees

      You purchased this Contract through a Financial Intermediary that manages your Contract Value for a fee (“Advisory Fee”). The Advisory Fee for this service is covered in a separate agreement between you and the Financial Intermediary, and is in addition to the fees and expenses described in this Prospectus. Subject to certain restrictions, you may elect to have the Advisory Fee paid out of your Contract Value. In order to do so, you will need to fill out an instruction or form authorizing these payments (an "Advisory Fee Authorization").

      Generally, we will not treat the Advisory Fee paid from your Contract Value as a taxable withdrawal if certain conditions are met. In that regard, the IRS has issued multiple private letter rulings (PLRs) concluding that similar advisory fees paid from qualified annuity contracts (such as IRAs) do not result in taxable distributions from such contracts. More recently, between August 2019 and March 2020, the IRS issued 20 PLRs reaching the same conclusion with respect to similar advisory fees paid from non-qualified annuity contracts. PLRs generally can be relied upon only by the taxpayers who obtained them. Protective Life has not obtained such a PLR as of the date of this prospectus, but plans to do so in the future. In any event, Protective Life will follow the conclusions reached in those PLRs, provided that the requirements of those PLRs are met. The requirements of the PLRs are the following:

        You and your investment adviser must provide a written Advisory Fee Authorization form (which we will provide to you) that sets forth the amount of the Advisory Fees and the frequency with which the Advisory Fees should be deducted from your Contract Value and paid to your adviser.
        The Advisory Fee may not exceed an amount equal to an annual rate of 1.5% of the Contract's Contract Value and they may be used to compensate your adviser only for investment advice provided to you with respect to the Contract and not for any other services.
        During any period for which the Advisory Fee Authorization is in effect, the Advisory Fees that are subject to such authorization must be paid solely out of the Contract Value and you, as the Owner, may not pay such Advisory Fees directly to the adviser.
        The Advisory Fee Authorization must be irrevocable with respect to Advisory Fees paid and to Advisory Fees accrued but not yet paid.

      Because the only IRS guidance addressing the treatment of advisory fees paid from your Contract are PLRs rather than more precedential guidance, the federal income tax treatment of Advisory Fees paid from your Contract Value remains somewhat uncertain. Regardless of how Protective Life treats the payment of such Advisory Fees for tax reporting purposes, federal and/or state taxing authorities could determine that the Advisory Fees should be treated as taxable withdrawals from your Contract, in which case the amount of the Advisory Fees deducted from your Contract Value could be included in your gross income for state and federal income tax purposes and a 10% additional tax could apply if the Advisory Fees were deducted from your Contract Value before you attained age 59½. You should consult a tax adviser regarding the tax treatment of Advisory Fees paid from your ContractValue and consider whether paying such Advisory Fees from another source might be more appropriate for you. (See“FEDERAL TAX MATTERS” and “ADVISORY FEES PAID FROM YOUR CONTRACT VALUE.”)

      The deduction of the Advisory Fee will reduce your Contract Value, but will not be treated as a withdrawal and will not reduce the value of your Benefit Base or adjusted aggregate Purchase Payments for the Return of Purchase Payments Death Benefit. However, because such deduction will reduce the Contract Value, the death benefits under the Contract may also be reduced, perhaps significantly. Ongoing deductions will also not count as withdrawals under the SecurePay rider, however, they will reduce the Contract Value and therefore may limit the potential for increasing the rider’s Annual Withdrawal Amount and Benefit Base through higher Contract Values on Contract Anniversaries.

      Maximum Permitted Advisory Fee Paid from Contract Value.  If you elect to have the Advisory Fee paid out of your Contract Value, we will deduct the amount of the Fee pro-rata from the Investment Options (i.e., in the same proportion that each Investment Option has to Contract Value). The maximum Advisory Fee permitted to be deducted from your Contract Value is 1.5%. If you have selected the SecurePay rider (at issue or under RightTime) or the Return of Purchase Payments Death Benefit the maximum Advisory Fee permitted to be deducted from your Contract Value is 1.0%.

      If you elect to have the Advisory Fee paid out of your Contract Value, the Advisory Fee will be calculated as a percentage of Contract Value and may be deducted on a monthly, quarterly, or annual basis. Both the Advisory Fee rate and frequency of deduction are based upon the agreement between you and your Financial Intermediary. The Advisory Fee will be calculated based upon the Contract Value as of the last day of the end of the previous period. If the Advisory Fee is deducted on a period shorter than annual, the annual rate will be applied to the Contract Value and prorated for the number of days in the period. The Advisory Fee may be charged in advance or arrears.

      Once you submit the Advisory Fee Authorization to us to pay your Advisory Fee from your Contract Value, we will continue to make such payments unless you or your Financial Intermediary instruct us to terminate such payment. Owners or their Financial Intermediaries may instruct us to terminate this Advisory Fee Authorization by Written Notice at any time. The Advisory Fee Authorization may also be terminated by telephone, facsimile, automated telephone system or via the Internet at www.protective.com (“non-written instructions”). For non-written instructions regarding termination of your Advisory Fee Authorization we receive via telephone, facsimile or the internet, we may require a form of personal identification prior to acting on instructions and we will record any telephone voice instructions. If we follow these procedures, we will not be liable for any losses due to unauthorized or fraudulent instructions. We reserve the right to limit or eliminate any of these non-written communication methods for any Contract or class of Contracts at any time for any reason. For any changes to the Advisory Fee, you must submit a new Advisory Fee Authorization.

      We will verify that the amount of the Advisory Fee deducted from your Contract is the amount called for in your Advisory Fee Authorization. We will send you a confirmation of the amount deducted, and you should review to verify that the Advisory Fee amount is accurate.

      Please note that we have not made any independent assessment of the qualifications of your Financial Intermediary or its financial advisers to provide investment advisory services, nor do we endorse any Financial Intermediaries or their financial advisers or make any representations as to those qualifications.

      THE GUARANTEED ACCOUNT

      The Guaranteed Account has not been, and is not required to be, registered with the SEC under the Securities Act of 1933, as amended (the "1933 Act"), and neither these accounts nor the Company's general account have been registered as an investment company under the 1940 Act. Therefore, neither the Guaranteed Account, the Company's general account, nor any interests therein are generally subject to regulation under the 1933 Act or the 1940 Act. The disclosures relating to the Guaranteed Account included in this Prospectus are for the Owner's information. However, such disclosures are subject to certain generally applicable provisions of federal securities law relating to the accuracy and completeness of statements made in prospectuses.

      The Guaranteed Account consists of the Fixed Account and the DCA Accounts. We may not always offer the Fixed Account or the DCA Accounts in new Contracts. If we are offering the Fixed Account or any of the DCA Accounts in your state at the time you purchase your Contract, however, those accounts will always be available in your Contract. Please ask your sales representative whether the Fixed Account or any DCA Accounts are available in your Contract.

      From time to time and subject to regulatory approval, we may offer Fixed Accounts or DCA Accounts with different interest guaranteed periods. We, in our sole discretion, establish the interest rates for each account in the Guaranteed Account. We will not declare a rate that yields values less than those required by the state in which the Contract is delivered. You bear the risk that we will not declare a rate that is higher than the minimum rate. Because these rates vary from time to time, allocations made to the same account within the Guaranteed Account at different times may earn interest at different rates. The guaranteed minimum interest for each account in the Guaranteed Account is 1%. However, the guaranteed minimum interest is reset annually on May 1st of every year for new Contracts we issue on or after May 1st. If you previously submitted an application but your Contract has not been issued by May 1st, then the guaranteed minimum interest may not be what is disclosed here. The current interest rate for each account in the Guaranteed Account under your Contract is available to you through your myprotective.com account or by calling toll-free 1-800-456-6330.

      Our General Account

      The Guaranteed Account is part of our general account. Unlike Purchase Payments and Contract Value allocated to the Variable Account, we assume the risk of investment gain or loss on amounts held in the Fixed Account and the DCA Accounts.

      The assets of our general account support our insurance and annuity obligations and are subject to our general liabilities from business operations and to claims by our creditors. Because amounts allocated to the Fixed Account and the DCA Accounts, plus any guarantees under the Contract that exceed your Contract Value (such as those associated with any enhanced death benefits, the SecurePay rider), are paid from our general account, any amounts that we may pay under the Contract in excess of Variable Account value are subject to our financial strength and claims-paying ability. It is important to note that there is no guarantee that we will always be able to meet our claims-paying obligations, and that there are risks to purchasing any insurance product. For this reason, you should consider our financial strength and claims-paying ability to meet our obligations under the Contract when purchasing a Contract and making investment decisions under the Contract.

      We encourage both existing and prospective Owners to read and understand our financial statements. We prepare our financial statements on both a statutory basis, as required by state regulators, and according to accounting principles generally accepted in the United States of America ("GAAP").

      Our audited consolidated GAAP financial statements are included in the Statement of Additional Information (which is available at no charge by calling us at 1-800-456-6330 or writing us at the address shown on the cover page of this Prospectus). In addition, the Statement of Additional Information is available on the SEC's website at http://www.sec.gov.

      You also will find on our website information on ratings assigned to us by one or more independent rating organizations. These ratings are opinions of our financial capacity to meet the obligations of our insurance and annuity contracts based on our financial strength and/or claims-paying ability.

      The Fixed Account

      You generally may allocate some or all of your Purchase Payments and may transfer some or all of your Contract Value to the Fixed Account. Amounts allocated or transferred to the Fixed Account earn interest from the date the funds are credited to the account. There are limitations on transfers involving the Fixed Account. Due to this limitation, if you want to transfer all of your Contract Value from the Fixed Account to the Variable Account, it may take several years to do so. You should carefully consider whether the Fixed Account meets your investment needs. (See "Transfers.")

      The interest rates we apply to Purchase Payments and transfers into the Fixed Account are guaranteed for one year from the date the Purchase Payment or transfer is credited to the account. When an interest rate guarantee expires, we will set a new interest rate, which may not be the same as the interest rate then in effect for Purchase Payments and transfers allocated to the Fixed Account. The new interest rate is also guaranteed for one year.

      If you elect the SecurePay rider, you may not allocate any portion of your Purchase Payments or Contract Value to the Fixed Account. (See "Allocation Guidelines and Restrictions for Protected Lifetime Income Benefits.")

      The DCA Accounts

      DCA Accounts are designed to systematically transfer amounts to the Sub-Accounts of the Variable Account over a designated period. (See "Transfers, Dollar Cost Averaging.") We currently offer two DCA Accounts. The maximum period for dollar cost averaging transfers from DCA Account 1 is six months and from DCA Account 2 is twelve months.

      The DCA Accounts are available only for Purchase Payments designated for dollar cost averaging. Purchase Payments may not be allocated into any DCA Account when that DCA Account value is greater than $0, and all funds must be transferred from a DCA Account before allocating a Purchase Payment to that DCA Account. Where we agree, under current administrative procedures, to allocate a Purchase Payment to any DCA Account in installments from more than one source, we will credit each installment with the interest rate applied to the first installment we receive. The interest rate we apply to Purchase Payments allocated to a DCA Account is guaranteed for the period over which dollar cost averaging transfers are allowed from that DCA Account.

      Guaranteed Account Value

      Any time prior to the Annuity Date, the Guaranteed Account value is equal to the sum of:

        Purchase Payments allocated to the Guaranteed Account; plus amounts transferred into the Guaranteed Account; plus
        interest credited to the Guaranteed Account; minus
        amounts transferred out of the Guaranteed Account including any transfer fee; minus the amount of any surrenders removed from the Guaranteed Account, including any premium tax; minus fees deducted from the Guaranteed Account, including the contract maintenance fee, fees for any optional benefit you have purchased and the Advisory Fee, if you have instructed us to deduct the Advisory Fee from the Contract.

      For the purposes of interest crediting, amounts deducted, transferred or withdrawn from accounts within the Guaranteed Account will be separately accounted for on a "first-in, first-out" (FIFO) basis.

      DEATH BENEFIT

      If any Owner dies before the Annuity Date and while the Contract is in force, we will pay a death benefit, less any applicable premium tax, to the Beneficiary. The death benefit terminates on the Annuity Date.

      We will determine the death benefit as of the end of the Valuation Period during which we receive at our Administrative Office Due Proof of Death of the Owner, either by certified death certificate or by judicial order from a court of competent jurisdiction or similar tribunal. If we receive Due Proof of Death of the Owner after the end of the Valuation Period, we will determine the death benefit on the next Valuation Date. Only one death benefit is payable under the Contract, even though the Contract may, in some circumstances, continue beyond the time of an Owner's death. If any Owner is not a natural person, the death of the Annuitant is treated as the death of an Owner. In the case of certain Qualified Contracts, Treasury Department regulations prescribe certain limitations on the designation of a Beneficiary. The following discussion generally applies to Qualified Contracts and Non-Qualified Contracts, except where noted otherwise. In that regard, the post-death distribution requirements for Qualified Contracts and Non-Qualified Contracts are similar, but there are some significant differences. For a discussion of the post-death distribution requirements for Qualified Contracts, see "QUALIFIED RETIREMENT PLANS, Required Minimum Distributions Upon Your Death."

      The death benefit provisions of this Contract shall be interpreted to comply with the requirements of Section 72(s) of the Code in the case of a Non-Qualified Contract, and Section 401(a)(9) of the Code in the case of a Qualified Contract. We reserve the right to endorse the Contract, as necessary, to conform with regulatory requirements. We will send you a copy of any endorsement containing such Contract modifications.

      Please note that any death benefit payment we make in excess of the Variable Account value is subject to our financial strength and claims-paying ability.

      Payment of the Death Benefit

      The Beneficiary may take the death benefit in one sum immediately, in which event the Contract will terminate.

      If the death benefit is not taken in one sum immediately, the death benefit will become the new Contract Value as of the end of the Valuation Period during which we receive Due Proof of Death of the Owner, and the entire Contract Value must be distributed under one of the following options:

        the entire Contract Value must be distributed over the life of the Beneficiary, or over a period not extending beyond the life expectancy of the Beneficiary, with distributions beginning within one year of the Owner's death, and subject to certain further limits in the case of a Qualified Contract; or, the entire Contract Value must be distributed (i) within 5 years of the Owner's death if the Contract is a Non-Qualified Contract or, in some cases, a Qualified Contract, or (ii) within 10 years of the Owner's death if the Contract is a Qualified Contract and the 5-year requirement does not apply under applicable federal tax rules.

      If no option is elected, we will distribute the entire Contract Value within 5 years of the Owner's death in the case of a Non-Qualified Contract or, if applicable tax rules permit, within 10 years of the Owner's death in the case of a Qualified Contract. The tax rules for Qualified Contracts differ in some material respects from the tax rules for Non-Qualified Contracts, including by limiting the types of beneficiaries who can elect option a above and the circumstances in which a 5-year or 10-year distribution requirement will apply. See "QUALIFIED RETIREMENT PLANS, Temporary Rules under the CARES Act and Required Minimum Distributions Upon Your Death."

      If there is more than one Beneficiary, each Beneficiary must submit instructions in Good Order specifying the manner in which the Beneficiary wishes to receive his or her portion of the death benefit, and the value of each Beneficiary's portion of the claim is established as of date we receive that Beneficiary's claim. Until the death benefit is fully distributed, however, the undistributed portion of the death benefit will remain invested in accordance with the Owner's allocation instructions. Accordingly, if we do not receive instructions in Good Order from the Beneficiary (or Beneficiaries) to make an immediate distribution or transfer all or part of the Beneficiary's portion of the death benefit to the Fixed Account, the value of the portion of the death benefit that remains invested in the Sub-Accounts will be subject to the investment performance of the underlying Funds, and may increase or decrease in value.

      Automatic Transfers Upon the Death of an Owner. Regardless of whether your Contract is Qualified or non-Qualified, in the event of the Owner's death, all automatic transfers under the Contract, such as dollar cost averaging and portfolio rebalancing will cease upon receipt of Due Proof of Death of the Owner at our Administrative Office. If the surviving spouse elects to continue the Contract as the new Owner, they may also elect to participate in the dollar cost averaging and portfolio rebalancing programs by sending us new instructions, subject to the requirements governing those programs described in this Prospectus. Any eligible Beneficiary who elects a Death Benefit payment option that provides for the payment of Death Benefit proceeds either over the lifetime of the Beneficiary or within 5 or 10 years following the Owner's death (as applicable under federal tax rules) may transfer Contract Value among the Sub-Accounts and participate in the portfolio rebalancing program. Because that Beneficiary may not make additional premium payments, however, the Beneficiary may not participate in dollar cost averaging. See, "DEATH BENEFIT-Payment of the Death Benefit."

      Continuation of the Contract by a Surviving Spouse

      In the case of non-Qualified Contracts and Contracts that are individual retirement annuities within the meaning of Code Section 408(b), if the deceased Owner's spouse is the sole Beneficiary, the surviving spouse may elect, in lieu of receiving a death benefit, to continue the Contract and become the new Owner. This election is only available, however, if:

        the surviving spouse's age on the Contract Issue Date would not have prevented her or his purchase of the Contract on that date;
        the surviving spouse's age on either the Contract Issue Date or any date prior to the date on which we accept the request for continuation, would not have prevented the purchase of any optional benefit associated with the Contract on the requested continuation date; and
        the Maximum Annuity Date on the requested continuation date is on or after the Annuity Date in effect on the deceased spouse's date of death, unless we agree otherwise.

      The Contract will continue with the value of the death benefit having become the new Contract Value as of the end of the Valuation Period during which we received Due Proof of Death. The death benefit is not terminated by a surviving spouse's continuation of the Contract. The surviving spouse may select a new Beneficiary. Upon this spouse's death, the death benefit may be taken in one sum immediately and the Contract will terminate. If the death benefit is not taken in one sum immediately, the death benefit will become the new Contract Value as of the end of the Valuation Period during which we receive Due Proof of Death and must be distributed to the new Beneficiary according to option (1) or (2) described above under "Payment of the Death Benefit."

      A Contract may be continued by a surviving spouse only once. This benefit will not be available to any subsequent surviving spouse under the continued Contract.

      The rights of a Beneficiary under an annuity contract depend in part upon whether the Beneficiary is recognized as a “spouse” under federal tax law. A Beneficiary who is recognized as a spouse is treated more favorably than a Beneficiary who is not a spouse for federal tax purposes. Specifically, a Beneficiary who is the spouse of the deceased Owner may continue the Contract and become the new Owner, as described above. In contrast, a Beneficiary who is not recognized as a spouse of the deceased Owner generally must surrender the Contract within 5 or 10 years of the Owner’s death, or take distributions from the Contract over the Beneficiary’s life or life expectancy, beginning within one year of the deceased Owner’s death, with the applicable rules different depending on whether the Contract is a Non-Qualified Contract or a Qualified Contract.

      U.S. Treasury Department regulations provide that for federal tax purposes, the term "spouse" does not include individuals (whether of the opposite sex or the same sex) who have entered into a registered domestic partnership, civil union, or other similar formal relationship that is not denominated as a marriage under the laws of the state where the relationship was entered into, regardless of domicile. As a result, if a Beneficiary of a deceased Owner and the Owner were parties to such a relationship, the Beneficiary will be required by federal tax law to take distributions from the Contract in the manner applicable to non-spouse Beneficiaries and will not be able to continue the Contract.

      If you have questions concerning your status as a spouse for federal tax purposes and how that status might affect your rights under the Contract, you should consult your legal adviser.

      Whether a beneficiary continues the Contract as a spouse could also affect the rights and benefits under the Protected Lifetime Income Benefit riders. If state law affords legal recognition to domestic partnerships or civil unions, the riders will treat individuals who are in a bona fide civil union or domestic partnership as married and spouses for purposes of the riders. However, as described above, for federal tax law purposes such individuals are not treated as "spouses." As a result, if a beneficiary of a deceased owner and the owner were parties to such a relationship, the beneficiary will be required by federal tax law to take distributions from the Contract in the manner applicable to non-spouse beneficiaries and will not be able to continue the Contract. In some circumstances, these required distributions could substantially reduce or eliminate the riders' benefit while the surviving Beneficiary is still alive.

      In addition, if the rider allows the surviving spouse of a deceased owner who continues the Contract and becomes the new owner to either continue the rider or purchase a new rider (depending on the date of death and whether the rider provides single or joint life coverage), this right is only available to an individual who was the spouse of the deceased owner within the meaning of federal tax law because only such a spouse is eligible to continue the Contract under federal tax law.

      An individual who is a party to a civil union or a domestic partnership should not purchase a Protected Lifetime Income Benefit rider before consulting legal and financial advisers and carefully evaluating whether the Protected Lifetime Income Benefit rider is suitable for his or her needs.

      Selecting a Death Benefit

      This Contract offers two different death benefits: (1) the Contract Value Death Benefit and (2) the Return of Purchase Payments Death Benefit. These death benefits are described more completely below.

      You must determine the type of death benefit you want when you apply for your Contract. You may not change your death benefit selection after your Contract is issued.

      The Contract Value Death Benefit is included with your Contract at no additional charge. You may select the optional Return of Purchase Payments Death Benefit for an additional fee.

      You should carefully consider each of these death benefits and consult a qualified financial adviser to help you carefully consider the death benefits offered with the Contract, and if you select the Return of Purchase Payments Death Benefit, the relative costs, benefits and risks of the fee options in your particular situation.

      Contract Value Death Benefit

      The Contract Value Death Benefit will equal the Contract Value as of the date we receive Due Proof of Death. Note that the Contract Value is reduced by fees and charges. If an Owner chooses to pay Advisory Fees from his or her Contract Value, then these ongoing deductions will reduce the Contract Value and therefore the death benefit amount.

      For example, assume that your starting Contract Value is $100,000 and that your agreement with your financial adviser includes an Advisory Fee of 1.50% annual rate taken at the beginning of each quarter. Assuming a growth rate of 5% annually (net of all other fees and charges), if you choose to take advisory fees from the Contract, by the end of one year you will pay $1,519.19 to your adviser and your Contract Value will be $103,443.84. Had you chosen not to take Advisory Fees from your Contract, your Contract Value at the end of the year, and therefore your Contract Value Death Benefit at that time, would have been $105,000, a difference of $1,556.16. Over ten years, assuming a constant net growth rate of 5% and no change in fee structure, the difference in Contract Value death benefit would grow to $22,728.73. You should discuss with your adviser whether it is in your best interest to take advisory fees from your Contract or pay them from another source.

      Return of Purchase Payments Death Benefit

      The Return of Purchase Payments Death Benefit will equal the greater of (1) the Contract Value, or (2) the aggregate Purchase Payments less an adjustment for each withdrawal (including a withdrawal made under the SecurePay rider); provided, however, that the Return of Purchase Payments Death Benefit will never be more than the Contract Value plus $1,000,000. The adjustment for each withdrawal in item (2) is the amount that reduces the Return of Purchase Payments Death Benefit at the time of the withdrawal in the same proportion that the amount withdrawn reduces the Contract Value. Deduction of the fee(s) for any optional benefit purchased (including the fee for the Return of Purchase Payments Death Benefit) and deduction of the Advisory Fee (if elected) are not treated as withdrawals for purposes of adjusting the Return of Purchase Payments Death Benefit. If an Owner chooses to pay Advisory Fees from his or her Contract Value, then these ongoing deductions will reduce the Contract Value and could therefore reduce the Return of Purchase Payments Death Benefit amount. If the value of the Return of Purchase Payments Death Benefit is greater than the Contract Value at the time of the withdrawal, the downward adjustment to the death benefit will be larger than the amount withdrawn. See Appendix A for an example of the calculation of the Return of Purchase Payments Death Benefit. Please note that election of the SecurePay rider will limit the Owner’s ability to make additional Purchase Payments, and therefore may limit the value of the Return of Purchase Payments Death Benefit.

      Return of Purchase Payments Death Benefit Fee

      We assess a fee for the Return of Purchase Payments Death Benefit. If you select this death benefit, you must pay a fee based on the value of the death benefit on the day the fee is assessed. This fee is assessed on a monthly basis. (See "CHARGES AND DEDUCTIONS, Death Benefit Fee.") It is possible that this fee (or some portion thereof) could be treated for federal tax purposes as a withdrawal from the Contract. (See "FEDERAL TAX MATTERS.")

      Suspension of the Enhanced Value of the Return of Purchase Payments Death Benefit

      For a period of one year after any change of ownership involving a natural person, the death benefit will equal the Contract Value, regardless of whether the Return of Purchase Payments Death Benefit option is selected (or purchased). During the one-year suspension period, we will continue to calculate the Return of Purchase Payments Death Benefit; however, if any Owner dies during this period we will only pay the Contract Value as of the end of the Valuation Period during which we receive Due Proof of Death at our Administrative Office. The Company will continue to assess the fee for Return of Purchase Payments Death Benefit during the one-year period of suspension. If death occurs after the one-year period has ended, we will include the value of the Return of Purchase Payments Death Benefit option when calculating the death benefit payable to the beneficiary.

      Escheatment of Death Benefit

      Every state has unclaimed property laws which generally declare annuity contracts to be abandoned after a period of inactivity of 3 to 5 years from the contract's annuity commencement date or date the death benefit is due and payable. For example, if the payment of a death benefit has been triggered, but, if after a thorough search, we are still unable to locate the beneficiary of the death benefit, or the beneficiary does not come forward to claim the death benefit in a timely manner, the death benefit will be paid to the abandoned property division or unclaimed property office of the state in which the beneficiary or the Owner last resided, as shown on our books and records, or to our state of domicile. We will withhold tax and tax report on the amount that escheats to the state. This "escheatment" is revocable, however, and the state is obligated to pay the death benefit (without interest) if your beneficiary steps forward to claim the death benefit with the proper documentation. To prevent such escheatment, it is important that you update your beneficiary designations, including addresses, if and as they change. Such updates should be communicated in writing, by telephone, or other approved electronic means to our Administrative Office.

      PROTECTED LIFETIME INCOME BENEFITS

      If you are concerned that poor investment performance or market volatility in the Sub-Accounts may adversely impact the amount of money you can withdraw from your Contract, we offer for an additional charge an optional protected lifetime income benefit rider — the SecurePay rider. Under this rider, we guarantee the right to make withdrawals each Contract Year for life (subject to certain conditions) — even if your Contract Value declines, or reduces to zero, due to poor market performance.

      Please note that any amounts in excess of the Variable Account value that we make available through withdrawals, lifetime payments, or guaranteed values under these riders are subject to our financial strength and claims-paying ability.

      THE SECUREPAY RIDER

      In general, the SecurePay rider guarantees the right to make withdrawals ("SecurePay Withdrawals") based upon the value of a protected lifetime income benefit base ("Benefit Base") that will remain fixed if your Contract Value has declined due to poor market performance, provided you comply with the terms and conditions of the rider. Withdrawals from your Contract before the Benefit Election Date, and Excess Withdrawals on or after the Benefit Election Date, reduce the Annual Withdrawal Amount and the Benefit Base, perhaps significantly. If said withdrawals reduce the Contract Value to zero, the Contract and the SecurePay Rider will terminate. (For more information regarding the effect of withdrawals and Excess Withdrawals on the Benefit Base, see "Calculating the Benefit Base Before the Benefit Election Date" and "Calculating the Benefit Base On or After the Benefit Election Date.") In order to maintain your SecurePay rider, you must allocate Purchase Payments and Contract Value in accordance with specific Allocation Guidelines and Restrictions that are designed to limit our risk under the rider. The SecurePay rider provides for increases in your Benefit Base on your Contract Anniversary if your Contract Value has increased.

      Under the SecurePay rider, the Owner or Owner(s) may designate certain persons as "Covered Persons" under the Contract. See "Selecting Your Coverage Option." These Covered Persons will be eligible to make SecurePay Withdrawals each Contract Year up to a specified amount — the Annual Withdrawal Amount ("AWA") — during the life of the Covered Person(s). Annual aggregate withdrawals that exceed the AWA will result in a reduction of rider benefits (and may even significantly reduce or eliminate such benefits) because we will reduce the Benefit Base and corresponding AWA. SecurePay Withdrawals are guaranteed, even if the Contract Value falls to zero after the Benefit Election Date (which is the earliest date you may begin taking SecurePay Withdrawals), if you satisfy the SecurePay rider requirements.

      Withdrawals under the SecurePay rider while your Contract Value is greater than zero are withdrawals of your own money and will be deducted from your Contract Value and not from our General Account assets. If your Contract Value is reduced to zero (other than due to an Excess Withdrawal), the Company will make lifetime income benefit payments from its own assets. Therefore, it is possible that the Owner may not receive lifetime income benefit payments derived from the Company's assets.

      You may purchase the SecurePay rider when you purchase your Contract, or later, under the RightTime option, provided you satisfy the rider's age requirements. See "Purchasing the Optional SecurePay Rider."

      SecurePay does not guarantee Contract Value or the performance of any Investment Option.

      Important Considerations

        If you purchase the SecurePay rider, your options for allocating Purchase Payments and Contract Value are restricted to limit the risk that the Company will be required to make lifetime payments under the SecurePay rider from Protective Life’s general account. See "Allocation Guidelines and Restrictions for Protected Lifetime Income Benefits".
        You may not make any additional Purchase Payments two years or more after the date the rider is issued (the "Rider Issue Date"), or on or after the Benefit Election Date, whichever comes first. Such restrictions on Purchase Payments after the Benefit Election Date or two years following the Rider Issue Date may limit the ability to increase the Benefit Base, and therefore the AWA, through higher Contract Values on Contract Anniversaries, as well as limit the ability for increase in Contract Value and death benefit values (particularly the Return of Purchase Payments Death Benefit). In most cases, if the Company receives a Purchase Payment two years or more after the Rider Issue Date or on or after the Benefit Election Date, the Company will return it to the address on file. If the amount of the Purchase Payment would be sufficient to purchase another variable annuity contract we offer, however, you will be given the option of purchasing a new contract.
        If an Owner chooses to pay Advisory Fees from his or her Contract Value, such deductions will not count as withdrawals under the rider and will not reduce the Annual Withdrawal Amount or the Benefit Base, but such ongoing deductions will reduce the Contract Value and therefore may limit the potential for increasing the Annual Withdrawal Amount and Benefit Base through higher Contract Values on Contract Anniversaries.
        Any change in a Covered Person following the Benefit Election Date (the "Benefit Period"), other than a spousal continuation under a Joint Life Coverage option, will cause the rider to terminate without any refund of SecurePay Fees. A change in a Covered Person includes changing and/or adding Owners, Beneficiaries, and Annuitants under your Contract.
        On the Benefit Election Date, we will cancel any existing automatic withdrawal plan that you have established.
        The SecurePay rider may not be available in all states, and we may otherwise limit its availability.

      The ways to purchase the SecurePay rider, conditions for continuation of the benefit, process for beginning SecurePay Withdrawals, and the manner in which your AWA is calculated are discussed below.

      You should not purchase the SecurePay rider if:

        you expect to take any withdrawals before the Benefit Election Date and any withdrawals on or after the Benefit Election Date in excess of the AWA ("Excess Withdrawals") because such Excess Withdrawals may significantly reduce or eliminate the value of the benefit. See "Calculating the Benefit Base On or After the Benefit Election Date, Excess Withdrawals"; or
        you are primarily interested in maximizing the Contract's potential for long-term accumulation rather than building a Benefit Base that will provide guaranteed withdrawals; or
        you do not expect to take SecurePay Withdrawals (especially before the age of 95).

      Appendix E demonstrates the operation of the SecurePay rider using hypothetical examples. You should review Appendix E and consult your sales representative to discuss whether SecurePay suits your needs.

      Purchasing the Optional SecurePay Rider

      You may purchase the SecurePay rider when you purchase your Contract, or later, under the RightTime option, provided you satisfy the rider's age requirements. The Owner (or older Owner) or Annuitant must be age 85 or younger and the youngest Owner and Annuitant must be age 60 or older on the Rider Issue Date. Where the Owner is a corporation, partnership, company, trust, or other "non-natural person," eligibility is determined by the age of the Annuitant.

      Important Considerations:

        You will begin paying the SecurePay Fee as of the Rider Issue Date, even if you do not begin taking SecurePay Withdrawals for many years.
        You may not cancel the SecurePay rider during the ten years following the Rider Issue Date.
        We do not refund any SecurePay Fees if a rider terminates for any reason or if you choose not to take SecurePay Withdrawals after the Benefit Election Date.
        You must comply with our Allocation Guidelines and Restrictions after the Rider Issue Date (see "Allocation Guidelines and Restrictions for Protected Lifetime Income Benefits").
        Prior to the Benefit Election Date, you may take withdrawals according to the terms of your Contract but withdrawals will proportionally reduce the Benefit Base, and ultimately the value of the SecurePay Withdrawals available to you.
        You must submit a SecurePay Benefit Election Form to establish the Benefit Election Date and begin taking SecurePay Withdrawals. Withdrawals taken before the Benefit Election Date are not SecurePay Withdrawals.

      Allocation Guidelines and Restrictions

      In order to maintain your SecurePay rider, you must allocate your Purchase Payments and Contract Value in accordance with the Allocation Guidelines and Restrictions that we have established. The Allocation Guidelines and Restrictions are designed to limit our risk under the SecurePay rider. Please see "Allocation Guidelines and Restrictions for Protected Lifetime Income Benefits."

      Designating the Covered Person(s)

      The Covered Person is the person upon whose life the SecurePay rider benefit is based. You may designate one Covered Person (Single Life Coverage) or two Covered Persons (Joint Life Coverage).

        If Single Life Coverage is elected, then the Owner will be the Covered Person (if there are two Owners, then the older Owner will be the Covered Person).
        Joint Life Coverage may be elected if there are two Owners under the Contract who are spouses or if there is one Owner and his or her spouse is the sole Primary Beneficiary under the Contract. If Joint Life Coverage is elected, then the Owner and the Owner's spouse will be the Covered Persons.
        Where the Owner is a corporation, partnership, company, trust, or other "non-natural person," the Annuitant (under Single Life Coverage) or Annuitant and Annuitant's spouse who is the sole primary beneficiary (under Joint Life Coverage) will be the Covered Person(s).
        The Covered Person (or, if Joint Life Coverage is selected, one of the two Covered Persons) must be designated as the Annuitant under the Contract as of the Benefit Election Date.

      Note: A change of Covered Persons after the Benefit Election Date will cause your SecurePay rider to terminate and any scheduled SecurePay Withdrawals to cease. If you remove a Covered Person (which may occur, for example, if you remove a spouse Beneficiary or add additional Primary Beneficiaries or change the Owner or Annuitant), or if you add a Covered Person (which may occur, for example, if you add a spouse as a sole Primary Beneficiary), then this would constitute a change of Covered Persons. If we terminate your rider due to a change in Covered Person, you may reinstate the rider subject to certain conditions. See "Reinstating Your SecurePay Rider Within 30 Days of Termination." In addition, whether a spouse continues the Contract could affect the rights and benefits under the SecurePay rider and could have tax consequences. (See "Spousal Continuation" and "Tax Consequences — Treatment of Civil Unions and Domestic Partners.")

      Selecting Your Coverage Option.  If both Owners of the Contract are spouses, or if there is one Owner and a spouse who is the sole Primary Beneficiary, you must indicate on the SecurePay Benefit Election Form whether there will be one or two Covered Persons. Please pay careful attention to this designation, as it will impact the Maximum Withdrawal Percentage and whether the SecurePay Withdrawals will continue for the life of the surviving spouse. The various coverage options are illustrated in the following table:

	Single Life Coverage	Joint Life Coverage
Single Owner/Non-spouse Beneficiary	Covered Person is the Owner. SecurePay rider expires upon death of Covered Person following the Benefit Election Date.	Not applicable.
Single Owner/Spouse Beneficiary	Covered Person is the Owner. SecurePay rider expires upon death of Covered Person following the Benefit Election Date. Upon death of Covered Person following the Benefit Election Date, the surviving spouse may purchase a new SecurePay rider if he or she continues the Contract under the spousal continuation provisions and certain conditions are met. (See, "Continuation of the Contract by a Surviving Spouse.")	Both are Covered Persons. SecurePay rider expires upon death of last surviving Covered Person following the Benefit Election Date.
Joint Owner/Non-spouse 2nd Owner	Covered Person is older Owner. SecurePay rider expires upon death of Covered Person following the Benefit Election Date.	Not applicable.
Joint Owner/ Spouse 2nd Owner	Covered Person is older Owner. SecurePay rider expires upon death of Covered Person following the Benefit Election Date. Upon death of older Owner, the surviving spouse may purchase a new SecurePay rider if he or she continues the Contract under the spousal continuation provisions and certain conditions are met. (See, "Continuation of the Contract by a Surviving Spouse.")	Both are Covered Persons. SecurePay rider expires upon death of last surviving Covered Person following the Benefit Election Date.

      Changing Beneficiaries — Single Owner with Joint Life Coverage.  After selecting Joint Life Coverage, a single Owner may decide to remove a spouse Beneficiary or add additional Primary Beneficiaries. This would constitute a change of Covered Persons after the Benefit Election Date, and upon notification of the change, we will terminate the SecurePay rider. If we terminate your rider due to a change in Covered Person, you may reinstate the rider subject to certain conditions. See "Reinstating Your SecurePay Rider Within 30 Days of Termination." In addition, whether a spouse continues the Contract could affect the rights and benefits under the SecurePay rider and could have tax consequences. (See "Spousal Continuation" and "Tax Consequences — Treatment of Civil Unions and Domestic Partners.")

      Beginning Your SecurePay Withdrawals

      You must submit a completed SecurePay Benefit Election Form to our Administrative Office to establish the Benefit Election Date and begin taking SecurePay Withdrawals under the rider.

        Even though your SecurePay rider is in effect as of the Rider Issue Date and we begin the SecurePay Fee deductions on that date, any withdrawals made before we receive your SecurePay Benefit Election Form will not qualify as SecurePay Withdrawals.
        You should carefully consider when to establish the Benefit Election Date and begin taking SecurePay Withdrawals.
        All Contract withdrawals taken on or after the Benefit Election Date are considered either SecurePay Withdrawals or Excess Withdrawals and are subject to the Annual Withdrawal Amount.
        You may not make additional Purchase Payments two years or more after the Rider Issue Date, or on or after the Benefit Election Date, whichever comes first. In most cases, if the Company receives a Purchase Payment on or after the Benefit Election Date, the Company will return it to the address on file. If the amount of the Purchase Payment would be sufficient to purchase another variable annuity contract we offer, however, you will be given the option of purchasing a new contract.
        You may limit the value of the benefit if you begin taking SecurePay Withdrawals too soon. For example, SecurePay Withdrawals reduce your Contract Value (but not the Benefit Base) and may limit the potential for increasing the Benefit Base through higher Contract Values on Contract Anniversaries. Also, if your Benefit Election Date is within the two years of the Rider Issue Date, you will shorten the period of time during which you could increase your Benefit Base because you may not make additional Purchase Payments on or after the Benefit Election Date.
        Conversely, if you delay establishing the Benefit Election Date, you may shorten the Benefit Period due to life expectancy, thereby limiting the time during which you may take SecurePay Withdrawals, so you may be paying for a benefit you are not using.
        Any withdrawals made on or after the Rider Issue Date but prior to the Benefit Election Date – including automatic withdrawals – will similarly result in a reduction in the Benefit Base and corresponding AWA, and may even significantly reduce or eliminate the value of such benefits.

      Please consult your sales representative regarding the appropriate time for you to establish the Benefit Election Date and begin taking SecurePay Withdrawals.

      Important Considerations

        All withdrawals, including SecurePay Withdrawals, reduce your Contract Value and death benefit. Federal and state income taxes may apply, as well as a 10% federal penalty tax if a withdrawal occurs before the Owner reaches age 59-1/2. See "TAXATION OF ANNUITIES IN GENERAL, Taxation of Withdrawals and Surrenders."

      The SecurePay rider is designed for you to take SecurePay Withdrawals each Contract Year after the Benefit Election Date. SecurePay Withdrawals are aggregate withdrawals during any Contract Year on or after the Benefit Election Date that do not exceed the Annual Withdrawal Amount. Aggregate withdrawals during any Contract Year on or after the Benefit Election Date that exceed the Annual Withdrawal Amount are "Excess Withdrawals." You should not purchase the SecurePay rider if you intend to take Excess Withdrawals.

        Excess Withdrawals could reduce your Benefit Base by substantially more than the actual amount of the withdrawal (described below).
        Excess Withdrawals may result in a significantly lower AWA in the future.
        Excess Withdrawals may significantly reduce or eliminate the value of the SecurePay benefit.

      If you would like to make an Excess Withdrawal and are uncertain how an Excess Withdrawal will reduce your future guaranteed withdrawal amounts, then you may contact us prior to requesting the withdrawal to obtain a personalized, transaction-specific calculation showing the effect of the Excess Withdrawal.

      Rate Sheet Prospectus Supplement Information

      The Rate Sheet Prospectus Supplement contains the Maximum Withdrawal Percentage(s) for the SecurePay rider applicable to contracts applied for while that Rate Sheet Prospectus Supplement remains in effect (the “Effective Period”). The Effective Period is described in each Rate Sheet Prospectus Supplement. See “Maximum Withdrawal Percentage”.

      In order for us to use the percentages in any particular Rate Sheet Prospectus Supplement, your necessary application information must be signed during it’s Effective Period. We must receive your necessary application information and payment of at least the minimum initial Purchase Payment ($5,000) within ten calendar days of the end of the Effective Period. If you plan to pay the initial Purchase Payment by exchanging another annuity contract that you own, we must receive your necessary application information within ten calendar days of the end of the Effective Period and the exchanged amount within 90 calendar days of the end of the Effective Period. If those conditions (the “Rate Sheet Eligibility Conditions”) are met, or if the then current Rate Sheet Prospectus Supplement percentages are identical to those set forth in the Rate Sheet Prospectus Supplement attached to your prospectus, we will follow our established procedures for issuing the Contract. See “Issuance of a Contract.”

      If any of these conditions are not met, we will consider your application not to be in Good Order. In that case, we will inform your financial adviser and request instructions as whether to apply the initial Purchase Payment and issue the Contract with the percentages in effect under the current Rate Sheet Prospectus Supplement or cancel the application and return your Purchase Payment. If your financial adviser instructs us to issue the Contract, we will provide you with the Rate Sheet Prospectus Supplement that applies to your Contract and an amendment to your application upon delivery of the Contract. If we are unable to contact your financial adviser within five business days after we determine the application is not in Good Order, we will return your Purchase Payment. You, or your financial adviser may also instruct us to issue the Contract without the SecurePay rider. Once we receive both the necessary application information and at least the minimum initial Purchase Payment, we will follow our established procedures for issuing the Contract.

      If any of the Rate Sheet Eligibility Conditions are not met because of reasons reasonably beyond your control, Protective Life may, in its sole discretion, modify, terminate, suspend or waive the Rate Sheet Eligibility Conditions on such terms and conditions as it deems advisable (each a "Rate Sheet Eligibility Condition Change"). Any such Rate Sheet Eligibility Condition Change shall be effected by the Company on a basis that is not unfairly discriminatory.

      Percentages reflected in a Rate Sheet Prospectus Supplement with an Effective Period that does not include the date you signed your application will not apply to your Contract. You should not purchase the SecurePay rider without first obtaining the applicable Rate Sheet Prospectus Supplement. Please contact us at 1-800-456-6330 to obtain the current Rate Sheet Prospectus Supplement. The current Rate Sheet Prospectus Supplement is also available online at https://protective.onlineprospectus.net/protective/ProtectiveInvestorsBenefitAdvisoryindex.html and www.sec.gov under File Number 333-237747. No new Rate Sheet Prospectus Supplement that supersedes a prior Rate Sheet Prospectus Supplement will become effective unless written notice of effectiveness of the new Rate Sheet Prospectus Supplement is given at least 10 business days in advance. The relevant information from all superseded Rate Sheet Prospectus Supplements can be found in Appendix H to the Prospectus.

      Determining the Amount of Your SecurePay Withdrawals

      The AWA is the maximum amount of SecurePay Withdrawals permitted each Contract Year. We determine your initial AWA as of the end of the Valuation Period during which we receive your completed SecurePay Benefit Election form at our Administrative Office in "good order" by multiplying your Benefit Base on that date by the "Maximum Withdrawal Percentage" applicable to your Contract and determined according to the Rate Sheet Prospectus Supplement effective when you purchase it. The Benefit Election form will be deemed in "good order" if it is fully and accurately completed and signed by the Owner(s) and received by us at our Administrative Office.

      Maximum Withdrawal Percentage

      The Maximum Withdrawal Percentage is set forth in the Rate Sheet Prospectus Supplement attached to your prospectus. See "Rate Sheet Prospectus Supplement Information."

      Under certain circumstances, we may increase your AWA. See "SecurePay NHSM: Increased AWA Because of Confinement in Nursing Home," and "Required Minimum Distributions." In no event will the AWA increase once the Contract Value is reduced to zero and an Annuity Date is established. (See "Reduction of Contract Value to Zero.")

      Calculating the Benefit Base Before the Benefit Election Date

      The Benefit Base is used to calculate the AWA and determine the SecurePay Fee. As the Benefit Base increases, both the AWA and the amount of the SecurePay Fee increase. Your Benefit Base can never be more than $5 million.

      Note: The Benefit Base is only used to calculate the AWA and the SecurePay Fee; it is not a cash value, surrender value, or death benefit, it is not available to Owners, it is not a minimum return for any Sub-Account, and it is not a guarantee of any Contract Value.

      If the rider is purchased at issue, your initial Benefit Base is equal to your initial purchase payments. If the rider is added through RightTime, your initial Benefit Base is equal to your Contract Value on the Rider Issue Date.

      Thereafter, we increase the Benefit Base dollar-for-dollar for each Purchase Payment made within 2 years of the Rider Issue Date. We reduce the Benefit Base for each withdrawal from the Contract prior to the Benefit Period in the same proportion that each withdrawal reduces the Contract Value as of the date we process the withdrawal request.

      Example: Assume your Benefit Base is $100,000, but because of poor Sub-Account performance your Contract Value has fallen to $90,000. If you make a $9,000 withdrawal, thereby reducing your Contract Value by 10% to $81,000, we would reduce your Benefit Base also by 10%, or $10,000, to $90,000.

      Because all withdrawals made prior to the Benefit Election Date reduce the Benefit Base, you should carefully consider the impact of these withdrawals prior to scheduling them. Withdrawals prior to the Benefit Election Date could significantly reduce or even eliminate the value of the SecurePay Benefit.

      On each Contract Anniversary following the Rider Issue Date, we also will increase the Benefit Base to equal the "SecurePay Anniversary Value" if that value is higher than the Benefit Base. On each Contract Anniversary, the "SecurePay Anniversary Value" is equal to your Contract Value on that Contract Anniversary. If we receive a withdrawal request on a Contract Anniversary, we will deduct the withdrawal from Contract Value before calculating the SecurePay Anniversary Value.

      Calculating the Benefit Base On or After the Benefit Election Date

      We continue calculating the Benefit Base after the Benefit Election Date in the same manner as we did prior to the Benefit Election Date, except withdrawals are treated differently. The effect of a withdrawal on the Benefit Base depends on whether the withdrawal is a SecurePay Withdrawal or an Excess Withdrawal. An Excess Withdrawal is any withdrawal after the Benefit Election Date which, when aggregated with all prior withdrawals during that Contract Year, exceeds the Contract Year's Annual Withdrawal Amount.

      SecurePay Withdrawals

      SecurePay Withdrawals do not reduce the Benefit Base. Therefore, if all your withdrawals during the Benefit Period are SecurePay Withdrawals, your Annual Withdrawal Amount will never decrease and you may continue to withdraw at least that amount for the lifetime of the Covered Person (or the last surviving Covered Person, if you selected Joint Life Coverage).

      If your Benefit Base increases on a Contract Anniversary because the SecurePay Anniversary Value exceeds the Benefit Base on that date, your Annual Withdrawal Amount and therefore SecurePay Withdrawals available to you in subsequent Contract Years will also increase.

      Important Consideration

      SecurePay Withdrawals are not cumulative. If you choose to receive only a part of, or none of, your AWA in any given Contract Year, you should understand that you cannot carry over any unused SecurePay Withdrawals to any future Contract Years.

      For example, assume your Maximum Withdrawal Percentage is 5.0% and your Benefit Base is $100,000, which means your AWA is $5,000 ($100,000 x .05). If you withdraw only $4,000 during the Contract Year, the AWA will not increase the next Contract Year by the $1,000 you did not withdraw.

      Excess Withdrawals

      During the Benefit Period any portion of a withdrawal that, when aggregated with all prior withdrawals during that Contract Year, exceeds the Annual Withdrawal Amount constitutes an Excess Withdrawal. Therefore, a withdrawal during the Benefit Period that causes the aggregate withdrawals for that Contract Year to exceed the Annual Withdrawal Amount may include amounts that qualify as a SecurePay Withdrawal as well as amounts that are Excess Withdrawals.

      An Excess Withdrawal will reduce the Benefit Base. The effect of the Excess Withdrawal on the Benefit Base depends, in part, on the relationship of the Benefit Base to the Contract Value at that time.

        If, at the time of the Excess Withdrawal, your Contract Value minus the non-excess portion of the withdrawal (the portion of the withdrawal that qualifies as a SecurePay Withdrawal) is greater than the Benefit Base, we will reduce the Benefit Base by the amount of the Excess Withdrawal.
        If, at the time of Excess Withdrawal, your Contract Value minus the non-excess portion of the withdrawal (the portion of the withdrawal that qualifies as a SecurePay Withdrawal) is less than or equal to the Benefit Base, we will reduce the Benefit Base in the same proportion that the Excess Withdrawal bears to the Contract Value minus the SecurePay Withdrawal.

      For example, suppose your Benefit Base is $100,000, your Maximum Withdrawal Percentage is 5.0% (i.e, your AWA is $5,000), your Contract Value is $110,000. If you have already taken $3,000 of SecurePay Withdrawals in the Contract Year and then request another $3,000 withdrawal you will exceed your AWA by $1,000, and we will consider $2,000 of that withdrawal to be a SecurePay Withdrawal and $1,000 to be an Excess Withdrawal. In this case, rule (a) above applies because the Contract Value less the SecurePay Withdrawal ($110,000 – $2,000 = $108,000) is greater than your Benefit Base ($100,000). We will therefore reduce your Benefit Base by the Excess Withdrawal and your new Benefit Base will be $99,000 ($100,000 – $1,000).

      However, if in the example above your Contract Value is $70,000 then rule (b) applies. In this case, we determine the reduction in your Benefit Base first by determining the proportion that the Excess Withdrawal bears to the Contract Value less SecurePay Withdrawal. We calculate this by dividing the $1,000 Excess Withdrawal by the Contract Value less the $2,000 SecurePay Withdrawal ($1,000 ÷ ($70,000 – $2,000) = 1.4706%). We will then apply this same percentage to reduce your Benefit Base. Thus your new Benefit Base will be equal to $98,529 ($100,000 – ($100,000 * 0.014706)). An Excess Withdrawal could reduce the Benefit Base by substantially more than the actual amount of the withdrawal. Furthermore, a $1,000 Excess Withdrawal will reduce the Benefit Base by more than $1,000.

      We will recalculate the Annual Withdrawal Amount on the next Contract Anniversary by multiplying the Benefit Base on that date by the Maximum Withdrawal Percentage.

      Reduction of Contract Value to Zero

      If the Contract Value is reduced to zero due to the deduction of fees or a SecurePay Withdrawal, the Contract will terminate and we will settle the benefit under your SecurePay rider as follows:

        We will pay the remaining AWA not yet withdrawn in the current Contract Year, if any, in a lump sum;
        We will establish an Annuity Date that is the Contract Anniversary following the date of the transaction that reduced the Contract Value to zero; and
        On the Annuity Date we will pay a monthly payment equal to the AWA divided by 12 until the death of the Owner, or if the rider covers two spouses, the death of the second spouse. If benefits are being paid under the SecurePay NH benefit on the Annuity Date, the amount of your annuity payments will be determined in accordance with the terms of the SecurePay NH endorsement. (See "Availability of SecurePay NH Benefit after Annuitization.") Please note that we may accept different payment intervals.

      If you request a surrender and your Contract Value at the time of the request is less than your remaining AWA for that Contract Year, we will pay you a lump sum equal to such remaining AWA.

      If your Contract Value reduces to zero due to an Excess Withdrawal, we will terminate your Contract and the SecurePay rider. You will not be entitled to receive any further benefits under the SecurePay rider.

      As with any distribution from the Contract, there may be tax consequences. In this regard, we intend to treat any amounts that you receive before the Annuity Date is established as described above and that are in the form of SecurePay Withdrawals as withdrawals. We intend to treat any amounts that you receive after the Annuity Date is established as described above and that are a settlement of the benefit under your SecurePay rider as annuity payments for tax purposes. See "TAXATION OF ANNUITIES IN GENERAL."

      Benefit Available on Maximum Annuity Date (oldest Owner's or Annuitant's 95th birthday)

      If the Owner annuitizes before the oldest Owner’s or Annuitant’s 95th birthday (“Maximum Annuity Date”) the SecurePay rider will terminate and the Owner will not be entitled to any benefits under the rider, including the Annual Withdrawal Amount. The annuity payments may be less than the Annual Withdrawal Amount. Please discuss with your financial advisor whether it is in your best interest to annuitize prior to the Maximum Annuity Date since you will have paid for the SecurePay rider without having received the benefit payable under the rider. The SecurePay rider may not be suitable for you if you intend to annuitize the Contract prior to the Maximum Annuity Date (oldest Owner’s or Annuitant’s 95th birthday).

      You must annuitize the Contract no later than the oldest Owner's or Annuitant's 95th birthday ("Maximum Annuity Date"). The SecurePay rider will terminate on the Annuity Date, whether or not you have begun your SecurePay Withdrawals.

      If your SecurePay rider is in effect on the Maximum Annuity Date, in addition to the other Annuity Options available to you under your Contract, one of your Annuity Options will be to receive monthly annuity payments equal to the AWA divided by 12 for the life of the Covered Person (or the last surviving Covered Person if Joint Life Coverage was selected). If benefits are being paid under the SecurePay NH benefit on the Maximum Annuity Date, the amount of your annuity payments will be determined in accordance with the terms of the SecurePay NH endorsement. (See "Availability of SecurePay NH Benefit after Annuitization.") If you do not select an Annuity Option, your monthly annuity payments will be the greater of (i) the AWA divided by 12 or (ii) payments based upon the Contract Value for the life of the Annuitant with a 10-year Certain Period. We must receive written notification of your election of such annuity payments at least three days but no earlier than 90 days before the Maximum Annuity Date. For more information regarding Annuity Options, including Certain Period options, see "ANNUITY PAYMENTS, Annuity Options."

      SecurePay Fee

      We deduct a fee for the SecurePay rider that compensates us for the costs and risks we assume in providing this benefit. This SecurePay Fee is a percentage of the Benefit Base. We deduct this fee from your Contract Value on the Valuation Date that occurs after each Valuation Period containing a Monthly Anniversary Date. The SecurePay Fee is deducted from the Sub-Accounts of the Variable Account only; it is not deducted from the assets in the DCA Account. The monthly fee is deducted from the Sub-Accounts in the same proportion that the value of each Sub-Account bears to the total Contract Value in the Variable Account on that date. The monthly fee is deducted from a Sub-Account in the same proportion that the Sub-Account value bears to the total Contract Value in the Variable Account on that date.

      The SecurePay Fee is currently 1.50% (1.60% under RightTime) of the Benefit Base. We may increase the SecurePay Fee. However, we will not increase the SecurePay Fee above a maximum 2.00% (2.20% under RightTime) of the Benefit Base.

      We reserve the right to increase the SecurePay fee up to the maximum stated above if, in our sole discretion, the increase is necessary or appropriate to cover the costs Protective Life incurs to mitigate the risks associated with offering the rider. If we increase the SecurePay Fee, we will give you at least 30 days' written notice prior to the increase which notice will identify the date the increase in the SecurePay Fee will take place and provide instructions on how to accept or decline the increase. You may elect not to pay the increase in your SecurePay Fee. If you elect not to pay the increased SecurePay Fee, your SecurePay rider will not terminate, but your Benefit Base will be capped at its then current value and you will give up the opportunity for any future increases in the Benefit Base if your Contract Value exceeds your Benefit Base on subsequent Contract Anniversaries. You will continue to be assessed your current SecurePay Fee. See "SecurePay Rider."

      Terminating the SecurePay Rider

      The SecurePay rider will terminate upon the earliest of:

        the Valuation Date you terminate your SecurePay rider (permitted after the rider has been in effect for at least ten years);
        the Valuation Date the Contract is surrendered or terminated;
        the Valuation Date your Contract Value reduces to zero due to an Excess Withdrawal;
        the Valuation Date your Contract Value reduces to zero due to poor Sub-Account performance, the deduction of fees, and/or a SecurePay Withdrawal (subject to our obligation to make monthly payments to you, as set forth above under "Reduction of Contract Value to Zero");
        the Valuation Date on or after the Benefit Election Date we receive instructions from you that results in a change in Covered Person(s);
        for a SecurePay rider with one Covered Person, the date of the Covered Person's death before the Annuity Date (even if the surviving spouse of the deceased Covered Person elects to continue the Contract);
        for a SecurePay rider with two Covered Persons, the date of death of the last surviving Covered Person before the Annuity Date;
        the Annuity Date;
        the Maximum Annuity Date (being the Owner's choice of the options outlined under "Benefit Available on Maximum Annuity Date (Oldest Owner's or Annuitant's 95th Birthday)"); or
        the Valuation Date we receive instructions that are not in compliance with our Allocation Guidelines and Restrictions for Protected Lifetime Income Benefits.

      Deduction of the monthly fee for the SecurePay rider ceases upon termination. We will not refund the SecurePay fees you have paid if your SecurePay rider terminates for any reason. If your SecurePay rider terminates, you may not reinstate it or purchase a new rider except as described below under "Spousal Continuation" and "Reinstating Your SecurePay Rider Within 30 Days of Termination."

      Spousal Continuation

      Upon the death of the Owner before the Benefit Election Date, if the surviving spouse elects to continue the Contract and become the new Owner, the surviving spouse may also continue the SecurePay rider, provided the surviving spouse meets the rider's issue age requirements as of the Rider Issue Date or as of any date prior to the date we receive the written request to continue the Contract. On the next Contract Anniversary, the Benefit Base will be the greater of (1) the Contract Value (which will reflect the Death Benefit), or (2) the current Benefit Base.

      If the SecurePay Benefit Election Form indicates Single Life Coverage and the SecurePay rider terminates due to the death of the Covered Person following the Benefit Election Date, and if the surviving spouse elects to continue the Contract and become the new sole Owner, then the surviving spouse may purchase a new SecurePay rider before the Annuity Date if we are offering the rider at that time. If all the conditions to purchase a new SecurePay rider have been met, we will issue the rider upon our receipt of the surviving spouse's written request. The new rider will be subject to the terms and conditions of the SecurePay rider in effect at the time it is issued. This means:

        The initial Benefit Base will be equal to the Contract Value as of the new Rider Issue Date.
        We will impose the current SecurePay Fee under RightTime in effect on the new Rider Issue Date.

      The surviving spouse may not purchase a new SecurePay rider if he or she does not meet the rider's issue age requirements as of the Rider Issue Date or the date we receive the written request to continue the Contract. Only the surviving spouse is eligible to be a Covered Person under the new rider, and the rider will terminate upon the death of that Covered Person. Please note that the SecurePay rider may not be available in all states and that we may limit the availability of the SecurePay rider at any time.

      If the SecurePay Benefit Election Form indicates Joint Life Coverage and a Covered Person dies following the Benefit Election Date, and if the surviving spouse elects to continue the Contract and the SecurePay rider, the Annual Withdrawal Amount remains the same until the next Contract Anniversary. On the next Contract Anniversary, the Benefit Base will be the greater of the Contract Value (which will reflect the addition of the Death Benefit) or the current Benefit Base and we will recalculate the Annual Withdrawal Amount, if necessary, using the Maximum Withdrawal Percentage associated with Joint Life Coverage.

      Reinstating Your SecurePay Rider Within 30 Days of Termination

      If your SecurePay rider terminated due to a Prohibited Allocation instruction (see "ALLOCATION GUIDELINES AND RESTRICTIONS FOR PROTECTED LIFETIME INCOME BENEFITS") or due to a change in Covered Person after the Benefit Election Date (see "Designating the Covered Person(s)"), and you made no additional Purchase Payment after the termination, you may request that we reinstate the rider.

      If termination occurred due to a Prohibited Allocation instruction, your written reinstatement request must correct the previous Prohibited Allocation instruction by either directing us to allocate your Contract Value in accordance with the rider's Allocation Guidelines and Restrictions and/or resume portfolio rebalancing. If termination occurred due to a change in Covered Person after the Benefit Election Date, your written reinstatement request must correct the change in Covered Person by directing us to designate under the reinstated rider the original Covered Person(s) that had been selected on the Benefit Election Date.

      We must receive your written reinstatement request within 30 days of the date the rider terminated. The reinstated rider will have the same terms and conditions, including the same SecurePay Rider Issue Date, Benefit Base, AWA, SecurePay Fee and, if applicable, Maximum Withdrawal Percentage, as it had prior to termination.

      Tax Consequences

      Treatment of Civil Unions and Domestic Partners.  If state law affords legal recognition to domestic partnerships or civil unions, the Rider will treat individuals who are in a bona fide civil union or domestic partnership as married and spouses for purposes of the Rider. However, as described above in "Death Benefit — Continuation of the Contract by a Surviving Spouse," for federal tax law purposes such individuals are not treated as "spouses." As a result, if a beneficiary of a deceased owner and the owner were parties to such a relationship, the beneficiary will be required by federal tax law to take distributions from the Contract in the manner applicable to non-spouse beneficiaries and will not be able to continue the Contract. In some circumstances, these required distributions could substantially reduce or eliminate the SecurePay rider benefit while the surviving Beneficiary is still alive.

      In addition, the rider allows the surviving spouse of a deceased owner who continues the Contract and becomes the new owner to either continue the SecurePay rider or purchase a new rider (depending on the date of death and whether the rider provides single or joint life coverage). This right is only available to an individual who was the spouse of the deceased owner within the meaning of federal tax law because only such a spouse is eligible to continue the Contract under federal tax law.

      An individual who is a party to a civil union or a domestic partnership should not purchase the SecurePay rider before consulting legal and financial advisers and carefully evaluating whether the SecurePay rider is suitable for his or her needs.

      Other Tax Matters.  For a discussion of other tax consequences specific to the SecurePay rider, please see "TAXATION OF ANNUITIES IN GENERAL, Tax Consequences of Protected Lifetime Income Benefits" and "QUALIFIED RETIREMENT PLANS, Protected Lifetime Income Benefits."

      SecurePay NH: Increased AWA Because of Confinement in Nursing Home

      (Not available in Connecticut, Idaho, New Hampshire, Pennsylvania and Virginia)

      If you are confined to a nursing home, you may be eligible for an increased Annual Withdrawal Amount ("AWA") with our SecurePay NH (Nursing Home Enhancement) feature. This feature is included at no additional charge with the SecurePay rider.

      The SecurePay NH benefit may not be available in all states and may not be available with new contracts in the future. Please check with your financial adviser to determine availability.

      What is the SecurePay NH benefit?

      If you qualify for the SecurePay NH benefit during a Contract Year, we will double the AWA to which you are currently entitled for that year, not to exceed 10% of your Benefit Base.

      Nursing Home Benefit Period

      The Nursing Home Benefit Period is the period of time during which the increased SecurePay withdrawal percentage is used to calculate the AWA. Any Contract Year or portion thereof during which the increased SecurePay withdrawal percentage is used to calculate the AWA will be a full Contract Year for the purpose of determining the Nursing Home Benefit Period.

      The Nursing Home Benefit Period will extend for a maximum of five (5) Contract years in which you qualify for the SecurePay NH benefit or until the SecurePay Rider terminates, whichever occurs first. The qualifying Contract years need not be consecutive. Any Contract Year or portion thereof during which the increased SecurePay withdrawal percentage is used to calculate the Annual Withdrawal Amount will be a full Contract Year for the purpose of determining the Nursing Home Benefit Period.

      Eligibility for the SecurePay NH Benefits

      To qualify for the increased AWA under the SecurePay NH benefit, the Covered Person must:

        have established the Benefit Election Date or establish the Benefit Election Date when he or she applies for the SecurePay NH benefit;
        (a) be currently confined to a Nursing Home, as defined below; (b) have been confined to a Nursing Home for at least 90-days immediately preceding your application for the SecurePay NH benefit; and (c) have a reasonable expectation that he or she will continue to be confined to a Nursing Home; and
        be unable to perform at least two of the six Activities of Daily Living described below, or be diagnosed with a Severe Cognitive Impairment.

      Nursing Home: For purposes of determining your eligibility for the SecurePay NH benefit, a "Nursing Home" is defined as a facility (or portion of a facility) primarily engaged in providing continuous, on-going nursing care to its residents in accordance with the authority granted by a license issued by State or Federal government (or granted pursuant to state certification or operated pursuant to law if your state neither licenses nor certifies such facilities), and qualified as a "skilled nursing home facility" under Medicare or Medicaid. A "Nursing Home" does not include: a hospital or clinic; a facility operated primarily for the treatment of alcoholism or drug addiction; or, an assisted living facility engaged primarily in custodial care.

      Ineligibility.  You are not eligible for the SecurePay NH benefit if you were in a nursing home during the one year preceding your purchase of the SecurePay rider, or you are confined to a nursing home during the year following your purchase of the Rider.

      Activities of Daily Living (ADL).  Under the SecurePay NH benefit, "Activities of Daily Living" refer to the following functions relating to the Covered Person's ability to live independently:

        Bathing — The ability to wash oneself by sponge bath or in either a tub or shower, including the task of getting into or out of the tub or shower.
        Continence — The ability to maintain control of bowel and bladder function, or when unable to maintain control of bowel or bladder function, the ability to perform associated personal hygiene, including caring for the catheter or colostomy bag.
        Dressing — The ability to put on and take off all items of clothing and any necessary braces, fasteners or artificial limbs.
        Eating — The ability to feed oneself by getting food into the body from a receptacle, such as a plate, cup, or table, or by feeding tube or intravenously.
        Toileting — The ability to get to and from the toilet, getting on and off the toilet, and performing associated personal hygiene.
        Transferring — The ability to move into or out of a bed, chair or wheelchair.

      Severe Cognitive Impairment.  For purposes of determining eligibility for the SecurePay NH benefit, Severe Cognitive Impairment is a loss or deterioration of intellectual capacity that is comparable to (and includes) Alzheimer's disease and similar forms of irreversible dementia.

      Two Covered Persons. If you selected the Joint Life Coverage Option when you established your Benefit Election Date, both Covered Persons must satisfy the eligibility requirements for the increased SecurePay NH benefit.

      Applying for Increased AWA under the SecurePay NH Benefit

      Initial Application.  To apply for an increased AWA under the SecurePay NH benefit, you must submit an application certifying that the Covered Person meets the conditions for qualification under the SecurePay NH benefit. This certification must be signed by the Covered Person's Physician. If the Owner is unable to submit an application for an increased AWA on his or her own behalf, we will accept an application on behalf of an Owner from a person who provides satisfactory proof that they have legally assumed care, custody, and representation of the incapacitated Owner. Typically, this would be a valid power of attorney or an order of conservatorship from a court of competent jurisdiction.

      The certifying Physician must be a medical doctor currently licensed by a state Board of Medical Examiners, or similar authority in the United States, acting within the scope of his or her license and not related to the Covered Person. We may require an examination of the Covered Person by a Physician of our choice at our expense. In the event of a conflict between the medical opinions, the opinion of our Physician shall prevail.

      Re-Certification of Eligibility.  Beginning with the second Contract Anniversary following the end of a Valuation Period during which we determine that the Covered Person qualifies for the increased AWA under SecurePay NH (the "Qualification Date"), you must submit a re-certification of eligibility not less than 10, nor more than 30 days prior to each applicable Contract Anniversary. We will notify you at least 30 days before this re-certification is due.

      The re-certification must certify that the Covered Person continues to meet the conditions for eligibility under the SecurePay NH benefit, and must be signed by the Covered Person's physician. We may require an examination by a physician of our choice at our expense. In the event of a conflict between the medical opinions, the opinion of our physician will prevail.

      We will notify you if you fail to qualify for continued eligibility for the SecurePay NH benefit. For any Contract Year during which the Covered Person fails to qualify for the Nursing Home Enhancement, we calculate the Annual Withdrawal Amount according to the terms of the SecurePay rider you purchased.

      If you have questions about applying for an increased AWA under the SecurePay NH benefit, or to obtain a copy of the SecurePay NH application and other forms required to apply, you can call us at 1-800-456-6330 or write to us at Protective Life Insurance Company, P.O. Box 1928, Birmingham, Alabama 35202-1928.

      Determining Your Increased AWA under the SecurePay NH Benefit

      Initial Qualifying Year.  Qualification for an increased AWA under the SecurePay NH benefit may increase the Annual Withdrawal Amount available for the Contract Year during which you qualify. An increase in the Annual Withdrawal Amount will not change the effect of any withdrawal that occurred prior to the Qualification Date. Thus, if you took an Excess Withdrawal during the Contract Year before you were notified that you qualify for the SecurePay NH increased AWA, your earlier withdrawal would still be treated as an Excess Withdrawal under SecurePay.

      If your aggregate withdrawals during the qualifying Contract Year are less than or equal to the Annual Withdrawal Amount in effect prior to the Qualification Date, we will recalculate the remaining Annual Withdrawal Amount for that Contract Year as of the Qualification Date by multiplying the Benefit Base on that date by the enhanced Maximum Withdrawal Percentage, and subtracting all prior non-Excess Withdrawals taken since the later of the Benefit Election Date or the most recent Contract Anniversary.

      Example:

      Five years ago, after turning age 75, Elisabeth elected the SecurePay rider. She is now 80 years old and has a Benefit Base and Contract Value of $100,000. She has a Maximum Withdrawal Percentage of 5%. Her AWA is $5,000 (5% * $100,000).

      In February of the current Contract Year, Elisabeth takes a SecurePay Withdrawal of $5,000. Assume that in March, Elisabeth qualifies for an enhanced Maximum Withdrawal Percentage of 10% under SecurePay NH and her Benefit Base is still $100,000. Her new AWA is $10,000 ($100,000 * 10%) and her remaining AWA for the current Contract Year is $5,000 ($10,000 – $5,000).

      If you have taken an Excess Withdrawal during the qualifying Contract Year prior to the Qualification Date, we will recalculate the remaining Annual Withdrawal Amount for that Contract Year as of the Qualification Date by subtracting the Maximum Withdrawal Percentage identified on the Benefit Election Date from the enhanced Maximum Withdrawal Percentage provided by this endorsement, and multiplying the difference in those percentages by the Benefit Base on the Qualification Date.

      Example:

      Five years ago, after turning age 75, Elisabeth elected a SecurePay rider. She is now 80 years old and has a Benefit Base and Contract Value of $100,000. She has a Maximum Withdrawal Percentage of 5%. Her AWA is $5,000 (5% * $100,000).

      In February of the current Contract Year, Elisabeth takes a SecurePay Withdrawal of $5,000 and an Excess Withdrawal of $4,000. Her new Benefit Base after the Excess Withdrawal is $95,789 ($100,000 – $4,000/$95,000 * $100,000). Assume that in March, Elisabeth qualifies for an enhanced Maximum Withdrawal Percentage of 10% under SecurePay NH and her Benefit Base is still $95,789. Her new AWA is $9,579 ($95,789 * 10%) and her remaining AWA for the current Contract Year is $4,789 ((10% – 5%) * $95,789).

      Notice of Qualification.  We will include the amount of the increase in the AWA for the qualifying year in the notice that confirms the Covered Person's qualification for the Nursing Home Enhancement.

      Subsequent Contract Years.  In subsequent Contract Years in which you are eligible for the Nursing Home Enhancement, we multiply the Benefit Base on the Contract Anniversary by the enhanced Maximum Withdrawal Percentage to determine the Annual Withdrawal Amount for that Contract Year. For any year in which you are not eligible for the Nursing Home Enhancement, we determine the Annual Withdrawal Amount, if any, according to the terms of the SecurePay rider you purchased.

      Non-Qualifying Years.  For any Contract Year during which the Covered Person fails to qualify for the increased AWA under the SecurePay NH benefit, we calculate the AWA using the SecurePay withdrawal percentage established on the Benefit Election Date according to the terms of the SecurePay rider you purchased and that Contract Year will not be included in the Nursing Home Benefit Period.

      Availability of SecurePay NH Benefit after Annuitization.  Once the Contract has been annuitized, the SecurePay NH benefit is no longer available. Thus, the SecurePay NH benefit is not available after —

        you choose to apply your Annuity Value to an Annuity Option under the Contract;
        the Maximum Annuity Date under the Contract is reached; or
        the Contract Value is reduced to zero due to the deduction of fees or a SecurePay Withdrawal and an Annuity Date is established.

      Availability of SecurePay NH Benefit after Annuitization.  Once the Contract has been annuitized, you may no longer submit an application for an increased AWA under the SecurePay NH benefit. Thus, you may no longer apply for the increased AWA after —

        you choose to apply your Annuity Value to an Annuity Option under the Contract;
        the Maximum Annuity Date under the Contract is reached; or
        the Contract Value is reduced to zero due to the deduction of fees or a SecurePay Withdrawal and an Annuity Date is established.

      Thus, if you have not qualified for, and have not begun receiving, an increased AWA under the SecurePay NH benefit when the Contract is annuitized, you will not be able to receive an increased annuity payment even if you would have later qualified for the SecurePay NH Benefit. If you have already qualified for, and are receiving, an increased AWA under SecurePay NH when the Contract is annuitized because the Maximum Annuity Date is reached or the Contract Value is reduced to zero due to the deduction of fees or a SecurePay Withdrawal, you will continue to receive the increased annuity payment according to the terms of your rider. Specifically, you will receive the increased payments for the remainder of the 5-Contract Year Maximum Aggregate Nursing Home Benefit Period. You will not need to recertify your eligibility for the increased payments under the SecurePay NH benefit after your annuity payments begin.

      Termination and Reinstatement of the SecurePay NH Benefit.  The SecurePay NH benefit terminates when your SecurePay rider terminates, including when the Contract is annuitized. If your SecurePay rider is reinstated, your SecurePay NH benefit will also be reinstated.

      Tax Considerations for the SecurePay NH Benefit.  The tax treatment of the SecurePay NH benefit is uncertain in several respects. Please see "FEDERAL TAX MATTERS, Tax Consequences of Protected Lifetime Income Benefits" and "QUALIFIED RETIREMENT PLANS, Protected Lifetime Income Benefits." If you are considering purchasing a Qualified Contract with the SecurePay rider, you should consult a tax adviser because the addition of the SecurePay rider could affect the qualification of your Contract and/or the Qualified Plan associated with your Contract.

      Required Minimum Distributions

      If the SecurePay rider is purchased for use with a Qualified Contract, the Qualified Contract must comply with the required minimum distribution (RMD) rules under the Code Section 401(a)(9). The SecurePay rider, and certain other benefits that the IRS may characterize as "other benefits" for purposes of the regulations under Code Section 401(a)(9), may increase the amount of the RMD that must be taken from your Qualified Contract. See "QUALIFIED RETIREMENT PLANS."

      After the Benefit Election Date, we permit withdrawals from a Qualified Contract that exceed the AWA in order to satisfy the RMD for the Qualified Contract without compromising the SecurePay guarantees. In particular, if you provide us with Written Notice of an RMD at the time you request a SecurePay Withdrawal from your Qualified Contract, we will compute an amount that is treated under the SecurePay rider as the RMD for the calendar year with respect to your Qualified Contract. Note that although the tax law may permit you in certain circumstances to take distributions from your Qualified Contract to satisfy the RMDs with respect to other retirement plans established for your benefit, only the amount computed by us as the RMD with respect to your Qualified Contract is treated as an RMD for purposes of the SecurePay rider. Also, if you do not provide us with Written Notice of an RMD at the time you request a SecurePay Withdrawal, the entire amount by which the withdrawal exceeds any remaining AWA for the Contract Year will reduce the amount of your future AWA and could reduce your Benefit Base.

      In the future, we may institute certain procedures, including requiring that RMD be established as automatic, periodic distributions, in order to ensure that RMDs for a calendar year do not exceed the AWA for the corresponding Contract Year.

      In general, under the SecurePay rider, you may withdraw the greater of (i) your AWA for a contract year or (ii) the RMD attributable to your Contract that is determined as of December 31st immediately preceding the beginning of your contract year.

      Note: If you submit your Benefit Election Form before the first RMD under Code Section 401(a)(9) is due, we may adjust the amount of your maximum SecurePay Withdrawal for the contract year that includes the due date for the first RMD so that the maximum amount of your withdrawal under the SecurePay rider will be the greater of your first RMD or AWA plus the greater of your second RMD or AWA minus your actual withdrawals in the previous contract year. Thereafter, the maximum allowed is the greater of the AWA or the RMD determined as of the preceding December 31st.

      ALLOCATION GUIDELINES AND RESTRICTIONS FOR PROTECTED LIFETIME INCOME BENEFITS

      In order to maintain the SecurePay rider, you must allocate your Purchase Payments and Contract Value in accordance with the Allocation Guidelines and Restrictions that we have established. The Allocation Guidelines and Restrictions are designed to limit our risk under these riders.

      Specifically, you must: (1) allocate all of your Purchase Payments and Contract Value in accordance with the Allocation by Investment Category guidelines (described below), (2) allocate all of your Purchase Payments and Contract Value in accordance with one of the three eligible Benefit Allocation Model Portfolios (described below) or (3) allocate all of your Purchase Payments and Contract Value to one of the permissible single investment options. All of the investment options available under the Allocation Guidelines and Restrictions are described below. You may also allocate your Purchase Payments to the dollar cost averaging ("DCA") Account(s), provided that transfers from the DCA Account are allocated to the Sub-Accounts in accordance with the Allocation Guidelines and Restrictions described above.

      Note: The Allocation Guidelines and Restrictions, as well as the inclusion of Funds that employ volatility management strategies in the Investment Options available under your Contract, are intended in part to reduce risks of investment losses that would require us to use our own assets to make payments in connection with the guarantees provided by the SecurePay rider. The Allocation Guidelines and Restrictions, and the inclusion of Funds that employ volatility management strategies are designed to reduce the overall volatility of your Contract Value. During rising markets, the Allocation Guidelines and Restrictions and the Funds that employ volatility management strategies could cause Contract Value to rise less than would have been the case had you been invested in Funds with more aggressive investment strategies. Conversely, investing according to the Allocation Guidelines and Restrictions, and in Funds that employ volatility management strategies, may be helpful in a declining market when high market volatility triggers a reduction in the Funds' equity exposure, because during these periods of high volatility, the risk of losses from investing in equity securities may increase. In these instances, your Contract Value may decline less than would have been the case had you not been invested in a Fund or Funds that feature volatility management strategies.

      There is no guarantee that the Allocation Guidelines and Restrictions, or Funds with volatility management strategies, can limit volatility in your investment portfolio, and you may lose principal.

      To the extent that the Allocation Guidelines and Restrictions and the Funds with managed volatility strategies are successful in reducing overall volatility, we will benefit from a reduction of the risk arising from our guarantee obligations under the riders and we will have less risk to hedge under the riders than would be the case if Owners did not invest in accordance with the Allocation Guidelines and Restrictions and in the Funds with managed volatility strategies. The Allocation Guidelines and Restrictions and investment in Funds with managed volatility strategies may not be consistent with an aggressive investment strategy. You should consult with your registered representative to determine if they are consistent with your investment objectives.

      NOTE: You may not allocate any of your Purchase Payments or Contract Value to the Fixed Account.

      Allocation by Investment Category.  The following Allocation by Investment Category guidelines specify the minimum and maximum percentages of your Contract Value that must be allocated to each of the four categories of Sub-Accounts listed below in order for you to remain eligible for benefits under the SecurePay rider (unless you are fully invested in a Benefit Allocation Model or a permissible single investment option, as described above). You can select the percentage of Contract Value to allocate to individual Sub-Accounts within each group, but the total investment for all Sub-Accounts in a group must comply with the specified minimum and maximum percentages for that group.

      These Allocation by Investment Category guidelines may not be consistent with an aggressive investment strategy. You should consult with your registered representative to determine if they are consistent with your investment objectives.

      Allocation by Investment Category

      Category 1
      Minimum Allocation: 40%
      Maximum Allocation: 100%

      American Funds IS Bond
      American Funds IS US Government
      DFA Global Bond
      DFA Short-Term Fixed
      Fidelity VIP Investment Grade Bond
      Goldman Sachs VIT Core Fixed Income
      Invesco V.I. Government Securities
      Invesco Oppenheimer V.I. Government Money
      PIMCO VIT Low Duration
      PIMCO VIT Short-Term
      PIMCO VIT Total Return
      Protective Life Dynamic Allocation Series - Conservative
      Vanguard VIF Money Market
      Vanguard VIF Short-Term Investment Grade
      Vanguard VIF Total Bond Market Index

      Category 2
      Minimum Allocation: 0%
      Maximum Allocation: 60%

      American Funds IS Asset Allocation
      American Funds IS Capital Income Builder
      DFA Global Moderate Allocation
      Franklin Income VIP
      Franklin Strategic Income VIP
      Goldman Sachs VIT Global Trends Allocation(1)
      Invesco V.I. Equity and Income
      Invesco V.I. Balanced Risk Allocation(1)
      Lord Abbett Bond-Debenture
      PIMCO VIT All Asset
      PIMCO VIT Long-Term US Government
      PIMCO VIT Real Return
      Protective Life Dynamic Allocation Series - Moderate
      Templeton Global Bond VIP
      Vanguard VIF Balanced
      Vanguard VIF Conservative Allocation
      Vanguard VIF Global Bond Index
      Vanguard VIF High Yield Bond
      Vanguard VIF Moderate Allocation

      Category 3
      Minimum Allocation: 0%
      Maximum Allocation: 25%

      American Funds IS Blue Chip Income and Growth
      American Funds IS Global Growth
      American Funds IS Global Growth and Income
      American Funds IS Growth
      American Funds IS Growth-Income
      DFA Equity Allocation
      DFA US Large Value
      Fidelity VIP Mid Cap
      Franklin Mutual Global Discovery VIP
      Franklin Mutual Shares VIP
      Franklin Rising Dividends VIP
      Goldman Sachs VIT Strategic Growth
      Invesco Oppenheimer V.I. Main Street
      Invesco V.I. Comstock
      Invesco V.I. Growth and Income
      Invesco V.I. International Growth
      Lord Abbett Calibrated Dividend Growth
      Lord Abbett Fundamental Equity
      Protective Life Dynamic Allocation Series - Growth
      Vanguard VIF Capital Growth
      Vanguard VIF Diversified Value
      Vanguard VIF Equity Income
      Vanguard VIF Equity Index
      Vanguard VIF Growth
      Vanguard VIF Mid-Cap Index
      Vanguard VIF Total Stock Market Index

      Category 4
      No Allocation Permitted if SecurePay is Selected

      American Funds IS Global Small Capitalization
      American Funds IS International
      American Funds IS New World
      DFA International Small
      DFA International Value
      DFA US Targeted Value
      Franklin Flex Cap Growth VIP
      Franklin Small Cap Value VIP
      Franklin Small-Mid Cap Growth VIP
      Goldman Sachs VIT Growth Opportunities
      Goldman Sachs VIT Mid Cap Value
      Invesco Oppenheimer V.I.Global
      Invesco V.I. Global Real Estate
      Legg Mason ClearBridge Variable Mid Cap
      Legg Mason ClearBridge Variable Small Cap Growth
      Lord Abbett Growth Opportunities
      Royce Capital Small-Cap
      Templeton Developing Markets VIP
      Templeton Foreign VIP
      Vanguard VIF International
      Vanguard VIF Real Estate Index
      Vanguard VIF Total International Stock Market Index

      (1) The Fund includes a volatility management strategy as part of the Fund's investment objective and/or principal investment strategy. (See "Allocation Guidelines and Restrictions for Protected Lifetime Income Benefits, Volatility Management Strategies.")

      The Benefit Allocation Model Portfolios.  Each of the Model Portfolios except the Growth Focus model will satisfy our Allocation Guidelines and Restrictions, (the "Benefit Allocation Model Portfolios"). See "Asset Allocation Model Portfolios."

      In general, the investment strategies employed by the Benefit Allocation Model Portfolios all include allocations that focus on conservative, high quality bond funds, that combine bond funds and blended stock funds, or that emphasize blended stock funds while including a significant weighting of bond funds. Each of these allocation models seeks to provide income and/or capital appreciation while avoiding excessive risk. If you are seeking a more aggressive growth strategy, the Benefit Allocation Model Portfolios are probably not appropriate for you.

      The Benefit Allocation Model Portfolios may include Funds that employ volatility management strategies. For more information on how Funds with volatility management strategies may affect your Contract Value, and how such Funds may benefit us, see "ALLOCATION GUIDELINES AND RESTRICTIONS FOR PROTECTED LIFETIME INCOME BENEFITS" above.

      If you allocate your Purchase Payments and Contract Value in accordance with one of the eligible Benefit Allocation Model Portfolios, we will allocate your Purchase Payments and transfers out of the DCA Accounts, as the case may be, in accordance with the Benefit Allocation Model Portfolio you selected. Although you may allocate all or part of your Purchase Payments and Contract Value to a Benefit Allocation Model Portfolio, you may only select one Benefit Allocation Model Portfolio at a time. You may, however, change your Benefit Allocation Model Portfolio selection provided the new portfolio is one specifically permitted for use with the SecurePay rider.

      Permissible Single Investment Options.  You may also satisfy the Allocation Guidelines and Restrictions by allocating 100% of your Purchase Payments and Contract Value to one of the following permissible single investment options:

        Protective Life Dynamic Allocation Series - Conservative Portfolio
        Protective Life Dynamic Allocation Series - Moderate Portfolio

      If more than one single investment option is available, you must allocate your Purchase Payments and Contract Value to only one of these options.

      Changes to the Allocation Guidelines and Restrictions.  For purposes of the Allocation by Investment Category guidelines, we determine in our sole discretion whether a Sub-Account is classified as Category 1, Category 2, Category 3, or Category 4. We will provide you with at least five business days prior written notice of any changes in classification of Investment Options. We may change the list of Sub-Accounts in a group, change the number of groups, change the minimum or maximum percentages of Contract Value allowed in a group, or change the Investment Options that are or are not available to you, at any time, in our sole discretion. We may make such modifications at any time when we believe the modifications are necessary to protect our ability to provide the guarantees under the SecurePay rider.

      With respect to the Benefit Allocation Model Portfolios, we determine in our sole discretion whether a Benefit Allocation Model Portfolio will continue to be available with the SecurePay rider. We may offer additional Benefit Allocation Model Portfolios or discontinue existing Benefit Allocation Model Portfolios at any time in our sole discretion. We may make such modifications at any time when we believe the modifications are necessary to protect our ability to provide the guarantees under the SecurePay rider. We will provide you with written notice at least five business days before any changes to the Benefit Allocation Model Portfolios take effect.

      We may add to, or remove from, the list of single investment options available to satisfy the Allocation Guidelines and Restrictions in our sole discretion at any time.

      If you receive notice of a change to the Allocation Guidelines and Restrictions (including changes to your Benefit Allocation Model Portfolio), you are not required to take any action. We will continue to apply Purchase Payments you submit without allocation instructions, and process automatic DCA and portfolio rebalancing transfers, according to your Contract allocation established before the Allocation Guidelines and Restrictions changed. We will only apply the new Allocation Guidelines and Restrictions to additional Purchase Payments submitted with new allocation instructions or to future transfers of Contract Value (not including DCA transfers or transfers made to reallocate your Contract Value under the portfolio rebalancing program) because allocation instructions that accompany a Purchase Payment and instructions to transfer Contract Value change your current Contract allocation. This means you will not be able to make additional Purchase Payments submitted with new allocation instructions or transfers of Contract Value until your current allocation instructions meet the Allocation Guidelines and Restrictions in effect at that time (although you will still be required to participate in the portfolio rebalancing program).

      Portfolio Rebalancing.  You must elect portfolio rebalancing if you select the SecurePay rider. Under this program, we will "re-balance" your Variable Account value based on your allocation instructions in effect at the time of the rebalancing. You may specify rebalancing on a quarterly, semi-annual, or annual basis. If you do not specify the period, we will rebalance your Variable Account value semi-annually based on the Rider Issue Date. We will also rebalance your Variable Account value each time your Contract allocation is changed, for example, when we receive a request to transfer Contract Value (not including DCA or portfolio rebalancing transfers) or when we receive a subsequent Purchase Payment that is accompanied by new allocation instructions. (See "Portfolio Rebalancing.")

      Confirmation of the rebalancing will appear on your quarterly statement and you will not receive an individual confirmation after each reallocation. We reserve the right to change the rebalancing frequency, at any time if, in our sole discretion, such change is necessary or appropriate to mitigate the risks and costs Protective Life assumes in offering the riders. We will not make changes more than once per calendar year. You will be notified at least 30 days prior to the date of any change in frequency.

      If you terminate the rebalancing of your Variable Account value, we will consider this to be a Prohibited Allocation Instruction and we will terminate your SecurePay rider (see below).

      Note: Changes to the Allocation Guidelines and Restrictions, to the frequency of portfolio rebalancing or to the composition of the Model Portfolios, when and if applied to your Contract Value allocations, may negatively affect the overall performance of the Investment Options in the affected Sub-Accounts.

      Prohibited Allocation Instructions.  If you instruct us to allocate Purchase Payments or Contract Value, or to take withdrawals, in a manner that is not consistent with our Allocation Guidelines and Restrictions (a "Prohibited Allocation instruction"), we will terminate your SecurePay rider. For example, if you are following the Allocation by Investment Category guidelines and you provide new instructions allocating 30% of your Contract Value to the Fidelity VIP Mid Cap Sub-Account, we will consider this to be a Prohibited Allocation Instruction because the maximum allocation you may make to the Sub-Accounts in Category 3 is 25% of your Contract Value.

      For purposes of allocating your Purchase Payments and Contract Value, a Prohibited Allocation Instruction includes:

        allocating a Purchase Payment so that the allocation of your Contract Value following the Purchase Payment is inconsistent with the Allocation Guidelines and Restrictions;
        directing a dollar cost averaging transfer so that the allocation of your Contract Value following the transfer is inconsistent with the Allocation Guidelines and Restrictions;
        transferring any Contract Value so that the allocation of your Contract Value following the transfer is inconsistent with the Allocation Guidelines and Restrictions;
        deducting the proceeds of a withdrawal from an Investment Option so that the allocation of your Contract Value following the withdrawal is inconsistent with the Allocation Guidelines and Restrictions; or
        terminating the rebalancing of your Contract Value.

      If we terminate your SecurePay rider due to a Prohibited Allocation instruction, you may reinstate the rider subject to certain conditions. See "Reinstating Your SecurePay Rider Within 30 Days of Termination," as applicable.

      SUSPENSION OR DELAY IN PAYMENTS

      Payments of a withdrawal or surrender of the Variable Account value or death benefit or transfers or variable income payments from the Variable Account are usually made within seven (7) calendar days. However, we may delay such payment of a withdrawal or surrender of the Variable Account value or death benefit for any period in the following circumstances where permitted by state law:

        when the New York Stock Exchange is closed other than the customary weekend and holiday closures;
        when trading on the New York Stock Exchange is restricted;
        when an emergency exists (as determined by the SEC as a result of which (a) the disposal of securities in the Variable Account is not reasonably practical; or (b) it is not reasonably practical to determine fairly the value of the net assets of the Variable Account);
        when the SEC, by order, so permits for the protection of security holders; or
        your premium check has not cleared your bank.

      If, pursuant to SEC rules, the Invesco Oppenheimer V.I. Government Money Fund suspends payment of redemption proceeds in connection with a liquidation of the Fund, we will delay payment of any transfer, withdrawal, surrender, death benefit or variable income payments from the Invesco Oppenheimer V.I Government Money Fund Sub-Account until the Fund is liquidated.

      We may delay payment of a withdrawal, surrender, fixed income payment or death benefit or transfer from the Guaranteed Account for up to six months where permitted.

      SUSPENSION OF CONTRACTS

      If mandated under applicable law, we may be required to reject a Purchase Payment. We also may be required to provide additional information about you and your account to government regulators or law enforcement authorities. In addition, we may be required to block an Owner's account and thereby refuse to pay any request for transfers, withdrawals, surrenders, or death benefits until instructions are received from the appropriate regulator or law enforcement authorities.

      CHARGES AND DEDUCTIONS

      Mortality and Expense Risk Charge

      To compensate Protective Life for assuming mortality and expense risks, we deduct a daily mortality and expense risk charge. We deduct the mortality and expense risk charge only from the Variable Account. The charge is equal, on an annual basis, to 0.20% of the average daily net assets of the Variable Account attributable to your Contract.

      The mortality risk Protective Life assumes is that Annuitant(s) may live for a longer period of time than estimated when the guarantees in the Contract were established. Because of these guarantees, each payee is assured that longevity will not have an adverse effect on the annuity payments received. The expense risk that Protective Life assumes is the risk that the administration charge, contract maintenance fee and transfer fees may be insufficient to cover actual future expenses. We expect to make a reasonable profit with respect to the Contracts. We may make a profit or incur a loss from the mortality and expense risk charge. Any profit, including profit from the mortality and expense risk charge, may be used to finance distribution and other expenses.

      Administration Charge

      We will deduct an administration charge equal, on an annual basis, to 0.10% of the daily net asset value of the Variable Account attributable to your Contract. We make this deduction to reimburse Protective Life for expenses incurred in the administration of the Contract and the Variable Account. We deduct the administration charge only from the Variable Account value.

      Death Benefit Fees

      Return of Purchase Payments Death Benefit. If you select the Return of Purchase Payments Death Benefit, we assess a fee to compensate us for the cost of providing this optional death benefit. The fee is deducted from Contract Value and equal, on an annualized basis, to 0.20% of your death benefit value measured on each Monthly Anniversary Date. The value of your Return of Purchase Payments Death Benefit on any Monthly Anniversary Date is the greatest of (1) your Contract Value or (2) your Purchase Payments less withdrawals. (See “DEATH BENEFIT, Return of Purchase Payment Death Benefit" for a more complete description.)

      SecurePay Fee

      We deduct a fee for the SecurePay rider that compensates us for the costs and risks we assume in providing this benefit. This SecurePay Fee is a percentage of the Benefit Base. We deduct this fee from your Contract Value on the Valuation Date that occurs after each Valuation Period containing a Monthly Anniversary Date. The SecurePay Fee is deducted from the Sub-Accounts of the Variable Account only; it is not deducted from the assets in the DCA Account. Accordingly, you must have transferred some assets from your DCA Account to Sub-Accounts in accordance with our Allocation Guidelines and Restrictions before the fee is charged.

      The SecurePay Fee is currently 1.50% (1.60% under RightTime) of the Benefit Base. We reserve the right to increase the SecurePay Fee up to the maximum stated below if, in our sole discretion, such change is necessary or appropriate to mitigate the risks and costs Protective Life assumes in offering the riders. We will not increase the SecurePay Fee above a maximum of 2.00% (2.20% under RightTime) of the Benefit Base, however.

      If we increase the SecurePay Fee, we will give you at least 30 days' written notice prior to the increase. You may elect not to pay the increase in your SecurePay Fee. If you elect not to pay the increased SecurePay Fee, your SecurePay rider will not terminate, but your Benefit Base will be capped at its then current value (i.e., your SecurePay Anniversary Value will be reset to $0) and you will give up the opportunity for any future increases in the Benefit Base if your Contract Value exceeds your Benefit Base on subsequent Contract Anniversaries. You will continue to be assessed your current SecurePay Fee. See "SecurePay."

      Transfer Fee

      Currently, there is no charge for transfers. Protective Life reserves the right, however, to charge $25 for each transfer after the first 12 transfers in any Contract Year if Protective Life determines, in its sole discretion, that the number of transfers or the cost of processing such transfers is excessive. We will give written notice thirty (30) days before we impose a transfer fee or limit the number of transfers. For the purpose of assessing the fee, we would consider each request to be one transfer, regardless of the number of Investment Options affected by the transfer in one day. We would deduct the fee from the amount being transferred.

      Contract Maintenance Fee

      Prior to the Annuity Date, we deduct a contract maintenance fee of $35 from the Contract Value on each Contract Anniversary, and on any day that you surrender the Contract other than the Contract Anniversary. We will deduct the contract maintenance fee from the Investment Options in the same proportion as their values are to the Contract Value. We will waive the contract maintenance fee in the event the Contract Value or the aggregate Purchase Payments reduced by surrenders equals or exceeds $100,000 on the date we are to deduct the contract maintenance fee. We deduct the contract maintenance fee to compensate us for certain fixed costs we bear in administering the Contract.

      Fund Expenses

      The net assets of each Sub-Account of the Variable Account will reflect the investment management fees and other operating expenses the Funds incur. For each Fund, an investment manager receives a daily fee for its services. Some Funds also deduct 12b-1 fees from Fund assets. Over time these fees, which are paid out of a Fund's assets on an ongoing basis, will increase the cost of an investment in Fund shares. (See the prospectuses for the Funds for information about the Funds.)

      Premium Taxes

      Some states impose premium taxes at rates currently ranging up to 3.5%. If premium taxes apply to your Contract, we will deduct them from the Purchase Payment(s) when accepted or from the Contract Value upon a withdrawal or surrender, death or annuitization.

      Other Taxes

      Currently, no charge will be made against the Variable Account for federal, state or local taxes other than premium taxes. We reserve the right, however, to deduct a charge for taxes attributable to the operation of the Variable Account.

      Other Information

        We sell the Contracts through financial advisers associated with Financial Intermediaries. These financial advisers are also appointed and licensed as insurance agents of Protective Life. We intend to recover marketing, administrative and other expenses and costs of Contract benefits through the fees and charges imposed under the Contracts. See "DISTRIBUTION OF THE CONTRACTS" for more information about these expenses.

      ANNUITY PAYMENTS

      Annuity Date

      On the Issue Date, the Annuity Date is the oldest Owner's or Annuitant's 95th birthday. You may elect a different Annuity Date, provided that it is no later than the oldest Owner's or Annuitant's 95th birthday (the "Maximum Annuity Date"). You may not choose an Annuity Date that is less than 1 year after the Issue Date. Distributions from Qualified Contracts may be required before the Annuity Date. We will terminate a SecurePay rider if in effect on the Annuity Date. (See "Protected Lifetime Income Benefits.") If you choose to annuitize before the Maximum Annuity Date, we will contact you if the Annuity Value would result in smaller payments than the Annual Withdrawal Amount value. We will inform you of the smaller payments associated with annuitizing and we will confirm which option you would prefer. Annual Withdrawal Amount payments previously requested by you will continue to be made. You should discuss annuity options with your financial adviser.

      Changing the Annuity Date

      The Owner may change the Annuity Date by Written Notice. The new Annuity Date must be at least 30 days after the date we receive Written Notice and no later than the oldest Owner's or Annuitant's 95th birthday.

      Annuity Value

      The Annuity Value is the amount we will apply to the Annuity Option you have selected. Generally the Annuity Value is your Contract Value on the Annuity Date, less any premium tax on that date. In the circumstances described below, however, we may use an Annuity Value that is higher than the Contract Value.

      PayStream Plus® Annuitization Benefit

      (not available in New Hampshire or Utah)

      If your Annuity Date is on or after your 10th Contract Anniversary and you select Annuity Option B (life income with or without a certain period) with a certain period of at least 10 years, your Annuity Value will be your Contract Value on the Annuity Date plus 2% of the Contract Value on that date, less any applicable fees, charges and premium tax.

      Annuity Income Payments

      On the Annuity Date, we will apply your Annuity Value to the Annuity Option you have selected to determine your annuity income payment. You may elect to receive a fixed income payment, a variable income payment, or a combination of both using the same Annuity Option and certain period. You have the option of choosing to receive annuity income payments monthly, quarterly, semi-annually, or annually. If variable income payments are elected, the mortality and expense risk charge and the administration charge will continue to be imposed as part of the net investment factor.

      Fixed Income Payments

      Fixed income payments are periodic payments from Protective Life to the designated Payee, the amount of which is fixed and guaranteed by Protective Life. Fixed income payments are not in any way dependent upon the investment experience of the Variable Account. Once fixed income payments have begun, they may not be surrendered.

      Variable Income Payments

      Variable income payments are periodic payments from Protective Life to the designated Payee, the amount of which varies from one payment to the next as a reflection of the net investment experience of the Sub-Account(s) you select to support the payments. You may fully or partially surrender variable income payments for a commuted value if those payments are being made under Annuity Option A (payments for a certain period). "Commuted value" is the present value of the future variable income payments made over the selected certain period, discounted back at an Assumed Investment Return. Refer to Appendix C for an explanation of the commuted value calculation. You may not surrender variable income payments if those payments are being made under Annuity Option B (life income with or without a certain period).

      Annuity Units

      On the Annuity Date, we will apply the Annuity Value you have allocated to variable income payments (less applicable charges and premium taxes) to the variable Annuity Option you have selected. Using an interest assumption of 5%, we will determine the dollar amount that would equal a variable income payment if a payment were made on that date. (No payment is actually made on that date.) We will then allocate that dollar amount among the Sub-Accounts you selected to support your variable income payments, and we will determine the number of Annuity Units in each of those Sub-Accounts that is credited to your Contract. We will make this determination based on the Annuity Unit values established at the close of regular trading on the New York Stock Exchange on the Annuity Date. If the Annuity Date is a day on which the New York Stock Exchange is closed, we will determine the number of Annuity Units on the next day the New York Stock Exchange is open. The number of Annuity Units attributable to each Sub-Account under a Contract generally remains constant unless there is an exchange of Annuity Units between Sub-Accounts.

      Determining the Amount of Variable Income Payments

      We will determine the amount of your variable income payment no earlier than five Valuation Dates before the date on which a payment is due, using values established at the close of regular trading on the New York Stock Exchange that day.

      We determine the dollar amount of each variable income payment attributable to each Sub-Account by multiplying the number of Annuity Units of that Sub-Account credited to your Contract by the Annuity Unit value (described below) for that Sub-Account on the Valuation Period during which the payment is determined. The dollar value of each variable income payment is the sum of the variable income payments attributable to each Sub-Account.

      The Annuity Unit value of each Sub-Account for any Valuation Period is equal to (a) multiplied by (b) divided by (c) where:

        is the net investment factor for the Valuation Period for which the Annuity Unit value is being calculated;
        is the Annuity Unit value for the preceding Valuation Period; and
        is a daily Assumed Investment Return (AIR) factor adjusted for the number of days in the Valuation Period.

      The AIR is equal to 5%.

      If the net investment return of the Sub-Account for a variable income payment period is equal to the AIR during that period, the variable income payment attributable to that Sub-Account for that period will equal the payment for the prior period. To the extent that such net investment return exceeds the AIR for that period, the payment for that period will be greater than the payment for the prior period; to the extent that such net investment return falls short of the AIR for that period, the payment for that period will be less than the payment for the prior period.

      Refer to Appendix C for an explanation of the variable income payment calculation.

      Exchange of Annuity Units

      After the Annuity Date, you may exchange the dollar amount of a designated number of Annuity Units of a particular Sub-Account for an equivalent dollar amount of Annuity Units of another Sub-Account. On the date of the exchange, the dollar amount of a variable income payment generated from the Annuity Units of either Sub-Account would be the same. We allow only one exchange between Sub-Accounts in any calendar month, and allow no exchanges between the Guaranteed Account and the Variable Account.

      Annuity Options

      You may select an Annuity Option, or change your selection by Written Notice that Protective Life receives no later than 30 days before the Annuity Date. You may not change your selection of an Annuity Option less than 30 days before the Annuity Date. We will send you a notice in advance of your Annuity Date which asks you to select your Annuity Option. Your choice of Annuity Option may be limited, depending on your use of the Contract. If you have not selected an Annuity Option within 30 days of the Annuity Date, we will apply your Annuity Value to Option B — Life Income with Payments for a 10 Year Certain Period, with the Variable Account value used to purchase variable income payments and the Guaranteed Account value used to purchase fixed income payments.

      Generally, you may select from among the Annuity Options described below. However, certain Annuity Options and/or certain period durations may not be available, depending on the age of the Annuitant and whether your Contract is a Qualified Contract that is subject to limitations under the Required Minimum Distribution rules of Section 401(a)(9) of the Code. In addition, once annuity payments start under an Annuity Option, it may be necessary to modify those payments following the Annuitant's death in order to comply with the Required Minimum Distribution rules, if your Annuity is a Qualified Annuity. For a discussion of the post-death distribution requirements for Qualified Contracts, see "QUALIFIED RETIREMENT PLANS, Required Minimum Distributions Upon Your Death."

      Option A — Payments For a Certain Period:

      We will make payments for the period you select. No certain period may be longer than 30 years. Payments under this Annuity Option do not depend on the life of an Annuitant.

      Option B — Life Income With Or Without A Certain Period:

      Payments are based on the life of the named Annuitant(s). If you elect to include a certain period, we will make payments for the lifetime of the Annuitant(s), with payments guaranteed for the certain period you select. No certain period may be longer than 30 years. Payments stop at the end of the selected certain period or when the Annuitant(s) dies, whichever is later. We reserve the right to demand proof that the Annuitant(s) is living prior to making any payment under Option B. If no certain period is selected, no payments will be made after the death of the Annuitant(s), no matter how few or how many payments have been made. This means the Payee will receive no annuity payments if the Annuitant(s) dies before the first scheduled payment, will receive only one payment if death occurs before the second scheduled payment, and so on.

      Additional Option:

      You may use the Annuity Value to purchase any annuity contract that we offer on the date you elect this option.

      When selecting an Annuity Option, you should bear in mind that the amount of each payment for a certain period compared to the amount of each payment for life (either with or without a certain period) depends on the length of the certain period chosen and the life expectancy of the Annuitant(s). The longer the life expectancy, the lower the payments. Generally, the shorter the certain period chosen, the higher the payments. In addition, more frequent payments will generally result in lower payment amounts, and conversely, less frequent payments will result in higher payment amounts. You also should consider that, assuming Annuitants with the same life expectancy, choosing Option B — Life Income Without a Certain Period will result in larger annuity payments than Option B — Life Income with a Certain Period (although the Payee will receive more payments under Option B — Life Income with a Certain Period if the Annuitant dies before the end of the certain period). You should consult your sales representative to discuss which Annuity Option would be most appropriate for your circumstances.

      At this time Protective does not allow a "partial annuitization," i.e., we do not allow you to apply a portion of your Contract Value to an annuity option while maintaining the remaining Contract Value available for withdrawals or a surrender. However, in the future we may allow a partial annuitization subject to our then applicable rules and procedures.

      Minimum Amounts

      If your Annuity Value is less than $2,000 on the Annuity Date, we reserve the right to pay the Annuity Value in one lump sum if, in our sole discretion, we determine that a single payment is necessary to avoid excessive administrative costs. If at any time your annuity income payments are less than the minimum payment amount according to the Company's rules then in effect, we reserve the right to change the frequency to an interval that will result in a payment at least equal to the minimum. The current minimum payment amount is $50, but we reserve the right to change that amount in the future.

      Death of Annuitant or Owner After Annuity Date

      In the event of the death of any Owner on or after the Annuity Date, the Beneficiary will become the new Owner. If any Owner or Annuitant dies on or after the Annuity Date and before all benefits under the Annuity Option you selected have been paid, we generally will pay any remaining portion of such benefits at least as rapidly as under the Annuity Option in effect when the Owner or Annuitant died. However, in the case of a Qualified Contract, the Required Minimum Distribution rules of Code Section 401(a)(9) may require any remaining portion of such benefits to be paid more rapidly than originally scheduled. In that regard, it is important to understand that in the case of a Qualified Contract, once annuity payments start under an Annuity Option it may be necessary to modify those payments following the Annuitant's death in order to comply with the Required Minimum Distribution rules. See "QUALIFIED RETIREMENT PLANS, Required Minimum Distributions Upon Your Death." After the death of the Annuitant, any remaining payments shall be payable to the Beneficiary unless you specified otherwise before the Annuitant's death.

      YIELDS AND TOTAL RETURNS

      From time to time, Protective Life may advertise or include in sales literature yields, effective yields, and total returns for the Sub-Accounts. These figures are based on historic results and do not indicate or project future performance.

      Yields, effective yields, and total returns for the Sub-Accounts are based on the investment performance of the corresponding Funds. The Funds' performance also reflects the Funds' expenses, including any 12b-1 fees. Certain of the expenses of each Fund may be reimbursed by the investment manager. See the prospectuses for the Funds.

      Yields

      The yield of the Invesco Oppenheimer V.I. Government Money Fund Sub-Account refers to the annualized income generated by an investment in the Sub-Account over a specified seven-day period. The SEC Standardized yield is calculated by assuming that the income generated for that seven-day period is generated each seven day period over a 52 week period and is shown as a percentage of the investment. The SEC Standardized effective yield is calculated similarly but when annualized the income earned by an investment in the Sub-Account is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

      The yield of a Sub-Account (except the Invesco Oppenheimer V.I. Government Money Fund Sub-Account) refers to the annualized income generated by an investment in the Sub-Account over a specified 30 day or one-month period. The yield is calculated by assuming that the income generated by the investment during that 30 day or one month period is generated each period over a 12 month period and is shown as a percentage of the investment.

      Information regarding the current yield of the Invesco Oppenheimer V.I. Government Money Fund Sub-Account as well as the performance of the other Sub-Accounts can be found at https://apps.myprotective.com/vavulperformance/Views/default.aspx. Both SEC standardized and non-SEC standardized data are available.

      Total Returns

      The total return of a Sub-Account refers to return quotations assuming an investment under a Contract has been held in the Sub-Account for various periods of time including a period measured from the date the Sub-Account commenced operations. Average annual total return refers to total return quotations that are based on an average return over various periods of time.

      Certain Funds have been in existence prior to the investment by the Sub-Accounts in such Funds. Protective Life may advertise and include in sales literature the performance of the Sub-Accounts that invest in these Funds for these prior periods. The performance information of any period prior to the investments by the Sub-Accounts is calculated as if the Sub-Accounts had invested in those Funds during those periods, using current charges and expenses associated with the Contract.

      Standardized Average Annual Total Returns

      The average annual total return quotations represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Contract to the redemption value of that investment as of the last day of each of the periods for which the quotations are provided. Average annual total return information shows the average percentage change in the value of an investment in the Sub-Account from the beginning date of the measuring period to the end of that period. This SEC standardized version of average annual total return reflects all historical investment results, less all charges and deductions applied under the Contract, but excluding any deductions for premium taxes. Please note that yields and total returns for the Sub-Accounts do not reflect any Advisory Fees paid to Financial Intermediaries from Contract Value, and that if such fees were reflected, performance would be lower.

      When a Sub-Account has been in operation prior to the commencement of the offering of the Contract described in this Prospectus, Protective Life may advertise and include in sales literature the performance of the Sub-Accounts for these prior periods. The Sub-Account performance information of any period prior to the commencement of the offering of the Contract is calculated as if the Contract had been offered during those periods, using current charges and expenses.

      Until a Sub-Account (other than the Invesco Oppenheimer V.I. Government Money Fund Sub-Account) has been in operation for 10 years, Protective Life will always include quotes of standard average annual total return for the period measured from the date that Sub-Account began operations. When a Sub-Account (other than the Invesco Oppenheimer V.I. Government Money Fund Sub-Account) has been in operation for one, five and ten years, respectively, the standard version average annual total return for these periods will be provided.

      Non-Standard Average Annual Total Returns

      In addition to the standard version of average annual total return described above, total return performance information computed on non-standard bases may be used in advertisements or sales literature. Non-standard average annual total return information may be presented, computed on the same basis as the standard version except deductions may not include the contract maintenance fee. In addition, Protective Life may from time to time disclose average annual total return in other non-standard formats and cumulative total return for Contracts funded by the Sub-Accounts.

      Protective Life may, from time to time, also disclose yield, standard average annual total returns, and non-standard total returns for the Funds.

      Non-standard performance data will only be disclosed if the standard performance data for the periods described in "Standardized Average Annual Total Returns," above, is also disclosed.

      Performance Comparisons

      Protective Life may, from time to time, advertise or include in sales literature Sub-Account performance relative to certain performance rankings and indices compiled by independent organizations. In advertising and sales literature, the performance of each Sub-Account may be compared to the performance of other variable annuity issuers in general or to the performance of particular types of variable annuities investing in mutual funds, or investment portfolios of mutual funds with investment objectives similar to each of the Sub-Accounts. Lipper Analytical Services, Inc. ("Lipper"), the Variable Annuity Research Data Service ("VARDS"), and Morningstar Inc. ("Morningstar") are independent services which monitor and rank the performance of variable annuity issuers in each of the major categories of investment objectives on an industry-wide basis.

      Lipper and Morningstar rankings include variable life insurance issuers as well as variable annuity issuers. VARDS rankings compare only variable annuity issuers. The performance analyses prepared by Lipper, Morningstar and VARDS each rank such issuers on the basis of total return, assuming reinvestment of distributions, but do not take sales charges, redemption fees, or certain expense deductions at the separate account level into consideration. In addition, VARDS prepares risk adjusted rankings, which consider the effects of market risk on total return performance. This type of ranking provides data as to which funds provide the highest total return within various categories of funds defined by the degree of risk inherent in their investment objectives.

      Advertising and sales literature may also compare the performance of each Sub-Account to the Standard & Poor's Index of 500 Common Stocks, a widely used measure of stock performance. This unmanaged index assumes the reinvestment of dividends but does not reflect any "deduction" for the expense of operating or managing an investment portfolio. Other independent ranking services and indices may also be used as a source of performance comparison.

      Such performance comparisons of sub-accounts do not reflect any advisory fees paid to financial intermediaries from contract value, and if such fees were reflected performance would be lower for both Protective and other variable annuity issuers.

      Other Matters

      Protective Life may also report other information including the effect of tax-deferred compounding on a Sub-Account's investment returns, or returns in general, which may be illustrated by tables, graphs, or charts.

      All income and capital gains derived from Sub-Account investments are reinvested and can lead to substantial long-term accumulation of assets, provided that the underlying Fund's investment experience is positive.

      FEDERAL TAX MATTERS

      Introduction

      The following discussion of the federal income tax treatment of the Contract is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. The federal income tax treatment of the Contract is unclear in certain circumstances, and you should always consult a qualified tax adviser regarding the application of law to individual circumstances. This discussion is based on the Code, Treasury Department regulations, and interpretations existing on the date of this Prospectus. These authorities, however, are subject to change by Congress, the Treasury Department, and judicial decisions.

      This discussion does not address Federal estate, gift, or generation skipping transfer taxes, or any state or local tax consequences associated with the purchase of the Contract. In addition, Protective Life makes no guarantee regarding any tax treatment — federal, state or local — of any Contract or of any transaction involving a Contract.

      Temporary Rules under CARES Act

      On March 27, 2020, Congress passed and the President signed into law the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”). Among other provisions, the CARES Act includes temporary relief from certain tax rules applicable to IRAs and qualified plans. This relief generally only applies during 2020. These changes are discussed below under “Qualified Retirement Plans.” The CARES Act does not change the tax rules applicable to nonqualified contracts.

      The Company's Tax Status

      Protective Life is taxed as a life insurance company under the Code. Since the operations of the Variable Account are a part of, and are taxed with, the operations of the Company, the Variable Account is not separately taxed as a "regulated investment company" under the Code. Under existing federal income tax laws, investment income and capital gains of the Variable Account are not taxed to the extent they are applied under a Contract. Protective Life does not anticipate that it will incur any federal income tax liability attributable to such income and gains of the Variable Account, and therefore does not intend to make provision for any such taxes. If Protective Life is taxed on investment income or capital gains of the Variable Account, then Protective Life may impose a charge against the Variable Account in order to make provision for such taxes.

      TAXATION OF ANNUITIES IN GENERAL

      Tax Deferral During Accumulation Period

      Under existing provisions of the Code, except as described below, any increase in an Owner's Contract Value is generally not taxable to the Owner until received, either in the form of annuity payments as contemplated by the Contracts, or in some other form of distribution. However, this rule applies only if:

        the investments of the Variable Account are "adequately diversified" in accordance with Treasury Department regulations;
        the Company, rather than the Owner, is considered the owner of the assets of the Variable Account for federal income tax purposes; and
        the Owner is an individual (or an individual is treated as the Owner for tax purposes).

      Diversification Requirements

      The Code and Treasury Department regulations prescribe the manner in which the investments of a segregated asset account, such as the Variable Account, are to be "adequately diversified." If the Variable Account fails to comply with these diversification standards, the Contract will not be treated as an annuity contract for federal income tax purposes and the Owner would generally be taxable currently on the excess of the Contract Value over the premiums paid for the Contract. Protective Life expects that the Variable Account, through the Funds, will comply with the diversification requirements prescribed by the Code and Treasury Department regulations.

      Ownership Treatment

      In certain circumstances, variable annuity contract owners may be considered the owners, for federal income tax purposes, of the assets of a segregated asset account, such as the Variable Account, used to support their contracts. In those circumstances, income and gains from the segregated asset account would be currently includable in the contract owners' gross income. The Internal Revenue Service ("IRS") has stated in published rulings that a variable contract owner will be considered the owner of the assets of a segregated asset account if the owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets.

      The ownership rights under the Contract are similar to, but differ in certain respects from, the ownership rights described in certain IRS rulings where it was determined that contract owners were not owners of the assets of a segregated asset account (and thus not currently taxable on the income and gains). For example, the Owner of this Contract has the choice of more Investment Options to which to allocate Purchase Payments and Variable Account values than were addressed in such rulings. These differences could result in the Owner being treated as the owner of the assets of the Variable Account and thus subject to current taxation on the income and gains from those assets. In addition, the Company does not know what standards will be set forth in any further regulations or rulings which the Treasury Department or IRS may issue. Protective Life therefore reserves the right to modify the Contract as necessary to attempt to prevent Contract Owners from being considered the owners of the assets of the Variable Account. However, there is no assurance such efforts would be successful.

      Nonnatural Owner

      As a general rule, Contracts held by "nonnatural persons" such as a corporation, trust or other similar entity, as opposed to a natural person, are not treated as annuity contracts for federal tax purposes. The income on such Contracts (as defined in the tax law) is taxed as ordinary income that is received or accrued by the Owner of the Contract during the taxable year. There are several exceptions to this general rule for nonnatural Owners. First, Contracts will generally be treated as held by a natural person if the nominal owner is a trust or other entity which holds the Contract as an agent for a natural person. Thus, if a group Contract is held by a trust or other entity as an agent for certificate owners who are individuals, those individuals should be treated as owning an annuity for federal income tax purposes. However, this special exception will not apply in the case of any employer who is the nominal owner of a Contract under a non-qualified deferred compensation arrangement for its employees.

      In addition, exceptions to the general rule for nonnatural Owners will apply with respect to:

        Contracts acquired by an estate of a decedent by reason of the death of the decedent;
        Certain Qualified Contracts;
        Contracts purchased by employers upon the termination of certain Qualified Plans;
        Certain Contracts used in connection with structured settlement agreements; and
        Contracts purchased with a single purchase payment when the annuity starting date is no later than a year from purchase of the Contract and substantially equal periodic payments are made, not less frequently than annually, during the annuity period.

      Delayed Annuity Dates

      If the Contract's Annuity Date occurs (or is scheduled to occur) at a time when the Annuitant has reached an advanced age (e.g., past age 95), it is possible that the Contract would not be treated as an annuity for federal income tax purposes. In that event, the income and gains under the Contract could be currently includable in the Owner's income.

      The remainder of this discussion assumes that the Contract will be treated as an annuity contract for federal income tax purposes.

      Taxation of Withdrawals and Surrenders

      In the case of a withdrawal, amounts you receive are generally includable in income to the extent your Contract Value before the surrender exceeds your "investment in the contract" (defined below). All amounts includable in income with respect to the Contract are taxed as ordinary income; no amounts are taxed at the special lower rates applicable to long term capital gains and corporate dividends. Amounts received under an automatic withdrawal plan are treated for tax purposes as withdrawals, not annuity payments. In the case of a surrender, amounts received are includable in income to the extent they exceed the "investment in the contract." For these purposes, the "investment in the contract" at any time equals the total of the Purchase Payments made under the Contract to that time (to the extent such payments were neither deductible when made nor excludable from income as, for example, in the case of certain contributions to Qualified Contracts) less any amounts previously received from the Contract which were not includable in income.

      Withdrawals and surrenders may be subject to a 10% penalty tax. (See "Penalty Tax on Premature Distributions.") Withdrawals and surrenders may also be subject to federal income tax withholding requirements. (See "FEDERAL INCOME TAX WITHHOLDING.")

      As described elsewhere in this Prospectus, the Company assesses a fee with respect to the Return of Purchase Payments Death Benefit. The Company also assesses a fee for determining whether it will allow an increased amount of SecurePay Withdrawals for certain medical conditions. It is possible that these fees (or some portion thereof) could be treated for federal tax purposes as a withdrawal from the Contract.

      Taxation of Annuity Payments

      Normally, the portion of each annuity income payment taxable as ordinary income equals the excess of the payment over the exclusion amount. In the case of variable income payments, the exclusion amount is the "investment in the contract" (defined above) you allocate to the variable Annuity Option when payments begin, adjusted for any period certain or refund feature, divided by the number of payments expected (as determined by Treasury Department regulations which take into account the Annuitant's life expectancy and the form of annuity benefit selected). In the case of fixed income payments, the exclusion amount is determined by multiplying (1) the payment by (2) the ratio of the investment in the contract you allocate to the fixed Annuity Option, adjusted for any period certain or refund feature, to the total expected amount of annuity income payments for the term of the Contract (determined under Treasury Department regulations).

      Once the total amount of the investment in the contract is excluded using the above formulas, annuity income payments will be fully taxable. If annuity income payments cease because of the death of the Annuitant and before the total amount of the investment in the contract is recovered, the unrecovered amount generally will be allowed as a deduction.

      There may be special income tax issues present in situations where the Owner and the Annuitant are not the same person and are not married to one another within the meaning of federal tax law. You should consult a tax adviser in those situations.

      Annuity income payments may be subject to federal income tax withholding requirements. (See "FEDERAL INCOME TAX WITHHOLDING.")

      Tax Consequences of Protected Lifetime Income Benefits

      Withdrawals, pledges, or gifts.  In general, SecurePay Withdrawals are treated for tax purposes as withdrawals. As described elsewhere, in the case of a withdrawal, an assignment or pledge of any portion of a Contract, or a transfer of the Contract without adequate consideration, the Owner will be required to include in income an amount determined by reference to the excess of his or her Contract Value ("cash surrender value" in the case of a transfer without adequate consideration) over the "investment in the contract" at the time of the transaction. If you purchase the SecurePay rider, the IRS may determine that the income in connection with such transactions should be determined by reference to the excess of the greater of (1) the AWA , or (2) the Contract Value ("cash surrender value" in the case of a transfer without adequate consideration) over the "investment in the contract."

      Annuity Payments.  If the oldest Owner's or Annuitant's 95th birthday occurs while the SecurePay rider is in effect, and we provide monthly payments equal to the greater of (1) the AWA divided by 12, and (2) payments under a life annuity with a 10 year certain period, we will treat such monthly payments as annuity income payments. Also, if the Contract Value is reduced to zero due to the deduction of fees and charges or a SecurePay Withdrawal, we will treat periodic payments made on or after the Annuity Date established under the SecurePay settlement as annuity income payments. As described above, annuity income payments are includable in gross income to the extent they exceed the exclusion amount. Once the total amount of the investment in the contract is excluded from income, annuity income payments will be fully taxable. It is possible that the total amount of the investment in the contract will be excluded from income as a result of withdrawals taken prior to the Annuity Date established under the SecurePay settlement, in which case all payments made on or after that date will be fully includable in income.

      SecurePay NH.  The proper characterization for federal income tax purposes of the SecurePay NH benefit is unclear. We believe that the increased AWA payable because of confinement in a nursing home will be treated as a taxable payment under your annuity contract (as described above) and will not be excludable from your income as a payment under a long term care insurance contract. It is possible that the IRS could determine that the SecurePay NH benefit provides a form of long term care insurance coverage. In that event, (1) you could be treated as in receipt of some amount of income attributable to the value of the benefit even though you have not received a payment from your Contract, and (2) the amount of income attributable to AWA payments could differ from the amounts described above.

      Taxation of Death Benefit Proceeds

      Prior to the Annuity Date, we may distribute amounts from a Contract because of the death of an Owner or, in certain circumstances, the death of the Annuitant. Such death benefit proceeds are includable in income as follows:

        if distributed in a lump sum, they are taxed in the same manner as a surrender, as described above; or
        if distributed under an Annuity Option, they are taxed in the same manner as annuity income payments, as described above.

      After the Annuity Date, if a guaranteed period exists under a life income Annuity Option and the Annuitant dies before the end of that period, payments we make to the Beneficiary for the remainder of that period are includable in income as follows:

        if received in a lump sum, they are included in income to the extent that they exceed the unrecovered investment in the contract at that time; or
        if distributed in accordance with the existing Annuity Option selected, they are fully excluded from income until the remaining investment in the contract is deemed to be recovered, and all annuity income payments thereafter are fully includable in income.

      Proceeds payable on death may be subject to federal income tax withholding requirements. (See "FEDERAL INCOME TAX WITHHOLDING.")

      Assignments, Pledges, and Gratuitous Transfers

      Other than in the case of Qualified Contracts (which generally cannot be assigned or pledged), any assignment or pledge of (or agreement to assign or pledge) any portion of the Contract Value is treated for federal income tax purposes as a withdrawal of such amount or portion. If the entire Contract Value is assigned or pledged, subsequent increases in the Contract Value are also treated as withdrawals for as long as the assignment or pledge remains in place. The investment in the contract is increased by the amount includable as income with respect to such assignment or pledge, though it is not affected by any other aspect of the assignment or pledge (including its release). If an Owner transfers a Contract without adequate consideration to a person other than the Owner's spouse (or to a former spouse incident to divorce), the Owner will be required to include in income the difference between the "cash surrender value" and the investment in the contract at the time of transfer. In such case, the transferee's "investment in the contract" will increase to reflect the increase in the transferor's income. The exceptions for transfers to the Owner's spouse (or to a former spouse) are limited to individuals that are treated as spouses under federal tax law.

      Penalty Tax on Premature Distributions

      Where we have not issued the Contract in connection with a Qualified Plan, there generally is a 10% penalty tax on the amount of any payment from the Contract (e.g. withdrawals, surrenders, annuity payments, death benefit proceeds, assignments, pledges, and gratuitous transfers) that is includable in income unless the payment is:

        received on or after the Owner reaches age 59-1/2;
        attributable to the Owner's becoming disabled (as defined in the tax law);
        made on or after the death of the Owner or, if the Owner is not an individual, on or after the death of the primary annuitant (as defined in the tax law);
        made as part of a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and a designated beneficiary (as defined in the tax law); or
        made under a Contract purchased with a single Purchase Payment when the annuity starting date is no later than a year from purchase of the Contract and substantially equal periodic payments are made, not less frequently than annually, during the annuity period.

      Certain other exceptions to the 10% penalty tax not described herein also may apply. (Similar rules, discussed below, apply in the case of certain Qualified Contracts.)

      Aggregation of Contracts

      In certain circumstances, the IRS may determine the amount of an annuity income payment, withdrawal, or a surrender from a Contract that is includable in income by combining some or all of the annuity contracts a person owns that were not issued in connection with Qualified Plans. For example, if a person purchases a Contract offered by this Prospectus and also purchases at approximately the same time an immediate annuity issued by Protective Life (or its affiliates), the IRS may treat the two contracts as one contract. In addition, if a person purchases two or more deferred annuity contracts from the same insurance company (or its affiliates) during any calendar year, all such contracts will be treated as one contract for purposes of determining whether any payment that was not received as an annuity (including surrenders or withdrawals prior to the Annuity Date) is includable in income. The effects of such aggregation are not always clear; however, it could affect the amount of a withdrawal, surrender, or an annuity payment that is taxable and the amount which might be subject to the 10% penalty tax described above.

      Exchanges of Annuity Contracts

      We may issue the Contract in exchange for all or part of another annuity contract that you own. Such an exchange will be tax free if certain requirements are satisfied. If the exchange is tax free, your investment in the Contract immediately after the exchange will generally be the same as that of the annuity contract exchanged, increased by any additional Purchase Payment made as part of the exchange. Your Contract Value immediately after the exchange may exceed your investment in the Contract. That excess may be includable in income should amounts subsequently be withdrawn or distributed from the Contract (e.g., as a withdrawal, surrender, annuity income payment, or death benefit).

      If you exchange part of an existing contract for the Contract, and within 180 days of the exchange you receive a payment other than certain annuity payments (e.g., you make a withdrawal) from either contract, the exchange may not be treated as a tax free exchange. Rather, some or all of the amount exchanged into the Contract could be includible in your income and subject to a 10% penalty tax.

      You should consult your tax adviser in connection with an exchange of all or part of an annuity contract for the Contract, especially if you may make a withdrawal from either contract within 180 days after the exchange.

      Medicare Hospital Insurance Tax on Certain Distributions

      A Medicare hospital insurance tax of 3.8% will apply to some types of investment income. This tax will apply to all taxable distributions from non-Qualified Contracts. This tax only applies to taxpayers with "modified adjusted gross income" above $250,000 in the case of married couples filing jointly or a qualifying widow(er) with dependent child, $125,000 in the case of married couples filing separately, and $200,000 for all others. For more information regarding this tax and whether it may apply to you, please consult your tax adviser.

      Loss of Interest Deduction Where Contract Is Held By or For the Benefit of Certain Nonnatural Persons

      In the case of Contracts issued after June 8, 1997, to a nonnatural taxpayer (such as a corporation or a trust), or held for the benefit of such an entity, that entity's general interest deduction under the Code may be limited. More specifically, a portion of its otherwise deductible interest may not be deductible by the entity, regardless of whether the interest relates to debt used to purchase or carry the Contract. However, this interest deduction disallowance does not affect Contracts where the income on such Contracts is treated as ordinary income that the Owner received or accrued during the taxable year. Entities that are considering purchasing the Contract, or entities that will be Beneficiaries under a Contract, should consult a tax adviser.

      QUALIFIED RETIREMENT PLANS

      In General

      The Contracts are also designed for use in connection with certain types of retirement plans which receive favorable treatment under the Code. Many Qualified Plans provide the same type of tax deferral as provided by the Contract. The Contract, however, provides a number of benefits and features not provided by such retirement plans and employee benefit plans or arrangements alone. Those who are considering the purchase of a Contract for use in connection with a Qualified Plan should consider, in evaluating the suitability of the Contract, that additional Purchase Payments may be limited or not accepted. Numerous special tax rules apply to the participants in Qualified Plans and to Contracts used in connection with Qualified Plans. Therefore, we make no attempt in this Prospectus to provide more than general information about use of the Contract with the various types of Qualified Plans. State income tax rules applicable to Qualified Plans and Qualified Contracts often differ from federal income tax rules, and this prospectus does not describe any of these differences. Those who intend to use the Contract in connection with Qualified Plans should seek competent advice.

      The tax rules applicable to Qualified Plans vary according to the type of plan and the terms and conditions of the plan itself. For example, for surrenders, automatic withdrawals, withdrawals, and annuity income payments under Qualified Contracts, there may be no "investment in the contract" and the total amount received may be taxable. Both the amount of the contribution that you and/or your employer may make, and the tax deduction or exclusion that you and/or your employer may claim for such contribution, are limited under Qualified Plans.

      Temporary Rules under the CARES Act

      As noted above, on March 27, 2020, Congress passed and the President signed into law the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”), which includes temporary relief from certain of the tax rules applicable to IRAs and qualified plans. The scope and availability of this temporary relief may vary depending on a number of factors, including (1) the type of plan or IRA with which the contract is used, (2) whether a plan sponsor implements a particular type of relief, (3) your specific circumstances, and (4) future guidance issued by the Internal Revenue Service and the Department of Labor. You should consult with a tax and/or legal adviser to determine if relief is available to you before taking or failing to take any actions involving your IRA or other qualified contract.

      Required Minimum Distributions.  The CARES Act waives the requirement to take minimum distributions from IRAs and defined contribution plans in 2020. The waiver applies to any minimum distribution due from such arrangements in 2020, including minimum distributions with respect to the 2019 tax year that are due in 2020.

      This relief applies both to lifetime and post-death minimum distributions due in 2020. In that regard, the CARES Act also provides that if the post-death 5-year rule described below under “Required Distributions upon Your Death, Prior law” applies, the 5-year period is determined without regard to calendar year 2020.

      Distributions.  The CARES Act provides relief for coronavirus-related distributions made from an “eligible retirement plan” (defined below) to a “qualified individual” (also defined below). The relief —

        Permits in-service distributions, even if such amounts are not otherwise distributable from the plan under sections 401(k), 403(b), or 457 of the Code;
        Provides an exception to the 10% Additional Tax under section 72(t) of the Code;
        Exempts the distribution from the mandatory 20% withholding applicable to eligible rollover distributions;
        Permits an IRA owner or employee to include income attributable to the distribution over the three-year period beginning with the year the distribution would otherwise be taxable unless they elect out; and
        Permits recontribution of the distribution to an eligible retirement plan within three years, in which case the recontribution is generally treated as a direct trustee to trustee transfer within 60 days of the distribution.

      The distribution must come from, and any recontribution must be made to, an “eligible retirement plan” within the meaning of section 402(c)(8)(B) of the Code, i.e., an IRA, 401(a) plan, 403(a) plan, 403(b) plan, or governmental 457(b) plan, including Roth arrangements. The relief is limited to aggregate distributions of $100,000. The relief applies to such distributions made at any time during the 2020 calendar year.

      Plan Loans.  The CARES Act provides the following relief with respect to plan loans taken by any “qualified individual” (as defined below) —

        For loans made during the 180-day period beginning March 27, 2020, the maximum loan amount under the Code is increased from $50,000 or 50% of the vested account balance to $100,000 or 100% of the vested account balance.
        The due date under the Code for any repayment on a loan that otherwise is due between March 27, 2020 and December 31, 2020, is delayed for one year.

      Individuals Eligible for Withdrawal and Loan Relief.  Only a “qualified individual” is eligible for the withdrawal and loan relief provided under the CARES Act. A “qualified individual” is an individual in one of the following categories:

        The individual is diagnosed with the virus SARS-CoV-2 or with coronavirus disease 2019 (COVID-19) by a test approved by the Centers for Disease Control and Prevention;
        The individual’s spouse or dependent is diagnosed with such virus or disease; or
        The individual experiences adverse financial consequences as a result of being quarantined, being furloughed or laid off or having work hours reduced due to such virus or disease, being unable to work due to lack of child care due to such virus or disease, closing or reducing hours of a business owned or operated by the individual due to such virus or disease, or other factors as determined by Internal Revenue Service.

      The CARES Act provides that the administrator of an eligible retirement plan may rely on an employee’s certification that the employee is a qualified individual as defined above.

      Required Minimum Distributions In General

      In the case of Qualified Contracts, special tax rules apply to the time at which distributions must commence and the form in which the distributions must be paid. For example, the length of any guarantee period may be limited in some circumstances to satisfy certain minimum distribution requirements under the Code. Furthermore, failure to comply with minimum distribution requirements applicable to Qualified Plans will result in the imposition of an excise tax. This excise tax generally equals 50% of the amount by which a minimum required distribution exceeds the actual distribution from the Qualified Plan. Distributions of minimum amounts (as specified in the tax law) must commence from Qualified Plans by the "required beginning date." In the case of Individual Retirement Accounts or Annuities (IRAs), this generally means April 1 of the calendar year following the calendar year in which the Owner attains age 72 (or 70 1/2 for Owners born before July 1, 1949). In the case of certain other Qualified Plans, distributions of such minimum amounts must generally commence by the later of this date or April 1 of the calendar year following the calendar year in which the employee retires. The death benefit under your Contract, the PayStream Plus annuitization benefit, the benefits under the SecurePay rider, and certain other benefits that the IRS may characterize as "other benefits" for purposes of the regulations under Code Section 401(a)(9), may increase the amount of the minimum required distribution that must be taken from your Contract.

      Required Minimum Distributions Upon Your Death

      Upon your death under an IRA, Roth IRA, or other employer sponsored defined contribution plan, any remaining interest must be distributed in accordance with federal income tax requirements under Section 401(a)(9) of the Code. The death benefit provisions of your Qualified Contract shall be interpreted to comply with those requirements. The post-death distribution requirements were amended, applicable generally with respect to deaths occurring after 2019, by the Setting Every Community Up for Retirement Enhancement Act (SECURE Act), which was part of the larger Further Consolidated Appropriations Act, 2020. The post-death distribution requirements under prior law continue to apply in certain circumstances.

      Prior law.  Under prior law, if an employee under an employer sponsored plan or the owner of an IRA dies prior to the required beginning date, the remaining interest must be distributed (1) within 5 years after the death (the “5-year rule”), or (2) over the life of the designated beneficiary, or over a period not extending beyond the life expectancy of the designated beneficiary, provided that such distributions commence within one year after death (the “lifetime payout rule”). If the employee or IRA owner dies on or after the required beginning date (including after the date distributions have commenced in the form of an annuity), the remaining interest must be distributed at least as rapidly as under the method of distribution being used as of the date of death (the “at-least-as-rapidly rule”).

      The new law.  Under the new law, if you die after 2019, and you have a designated beneficiary, any remaining interest must be distributed within 10 years after your death, unless the designated beneficiary is an “eligible designated beneficiary” (“EDB”) or some other exception applies. A designated beneficiary is any individual designated as a beneficiary by the employee or IRA owner. An EDB is any designated beneficiary who is (1) your surviving spouse, (2) your minor child, (3) disabled, (4) chronically ill, or (5) an individual not more than 10 years younger than you. An individual’s status as an EDB is determined on the date of your death.

      This 10-year post-death distribution period applies regardless of whether you die before your required beginning date or you die on or after that date (including after distributions have commenced in the form of an annuity). However, if the beneficiary is an EDB and the EDB dies before the entire interest is distributed under this 10-year rule, the remaining interest must be distributed within 10 years after the EDB’s death.

      Instead of taking distributions under the new 10-year rule, an EDB can stretch distributions over life, or over a period not extending beyond life expectancy, provided that such distributions commence within one year of your death, subject to certain special rules. In particular, if the EDB dies before the remaining interest is distributed under this stretch rule, the remaining interest must be distributed within 10 years after the EDB’s death (regardless of whether the remaining distribution period under the stretch rule was more or less than 10 years). In addition, if your minor child is an EDB, the child will cease to be an EDB on the date the child reaches the age of majority, and any remaining interest must be distributed within 10 years after that date (regardless of whether the remaining distribution period under the stretch rule was more or less than 10 years).

      If your beneficiary is not an individual, such as a charity, your estate, or in some cases a trust, any remaining interest after your death generally must be distributed under prior law in accordance with the 5-year rule or the at-least-as-rapidly rule, as applicable (but not the lifetime payout rule). However, if your beneficiary is a trust and all the beneficiaries of the trust are individuals, the new law may apply pursuant to special rules that treat the beneficiaries of the trust as designated beneficiaries, including special rules allowing a beneficiary of a trust who is disabled or chronically ill to stretch the distribution of their interest over their life or life expectancy in some cases. You may wish to consult a professional tax adviser about the federal income tax consequences of your beneficiary designations, particularly if a trust is involved.

      More generally, the new law applies if you die after 2019, subject to several exceptions. In particular, if you are an employee under a governmental plan, such as a governmental 457(b) plan, the new law applies to your interest in that plan only if you die after 2021. In addition, if your plan is maintained pursuant to one or more collective bargaining agreements, the new law generally applies to your interest in that plan only if you die after 2021 (unless the collective bargaining agreements terminate earlier).

      In addition, the new post-death distribution requirements generally do not apply if the employee or IRA owner died prior to January 1, 2020. However, if the designated beneficiary of the deceased employee or IRA owner dies after January 1, 2020, any remaining interest must be distributed within 10 years of the designated beneficiary’s death. Hence, this 10-year rule generally will apply to (1) a contract issued prior to 2020 which continues to be held by a designated beneficiary of an employee or IRA owner who died prior to 2020, and (2) an inherited IRA issued after 2019 to the designated beneficiary of an employee or IRA owner who died prior to 2020.

      It is important to note that under prior law, annuity payments that commenced under a method that satisfied the distribution requirements while the employee or IRA owner was alive could continue to be made under that method after the death of the employee or IRA owner. Under the new law, however, if you commence taking distributions in the form of an annuity that can continue after your death, such as in the form of a joint and survivor annuity or an annuity with a guaranteed period of more than 10 years, any distributions after your death that are scheduled to be made beyond the applicable distribution period imposed under the new law might need to be accelerated at the end of that period (or otherwise modified after your death if permitted under federal tax law and by Protective Life) in order to comply with the new post-death distribution requirements.

      As a general matter, however, the new post-death distribution requirements do not apply if annuity payments that comply with prior law commenced prior to December 20, 2019. Also, even if annuity payments have not commenced prior to December 20, 2019, the new requirements generally do not apply to annuity contracts purchased prior to that date, if you have made an irrevocable election before that date as to the method and amount of the annuity.

      Spousal continuation.  Under the new law, as under prior law, if your beneficiary is your spouse, your surviving spouse can delay the application of the post-death distribution requirements until after your surviving spouse’s death by transferring the remaining interest tax-free to your surviving spouse’s own IRA, or by treating your IRA as your surviving spouse’s own IRA.

      The post-death distribution requirements are complex and unclear in numerous respects. The Internal Revenue Service and U.S. Department of the Treasury have issued very little guidance on the new law. In addition, the manner in which these requirements will apply will depend on your particular facts and circumstances. You may wish to consult a professional tax adviser for tax advice as to your particular situation.

      Additional Tax on Premature Distributions

      There may be a 10% additional tax under section 72(t) of the Code on the taxable amount of payments from certain Qualified Contracts. There are exceptions to this additional tax which vary depending on the type of Qualified Plan. In the case of an IRA, exceptions provide that the additional tax does not apply to a payment:

        received on or after the date the Owner reaches age 59-1/2;
        received on or after the Owner's death or because of the Owner's disability (as defined in the tax law); or
        made as part of a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the Owner or for the joint lives (or joint life expectancies) of the Owner and his designated beneficiary (as defined in the tax law).

      These exceptions generally apply to taxable distributions from other Qualified Plans (although, in the case of plans qualified under Section 401, exception "c" above for substantially equal periodic payments applies only if the Owner has separated from service). In addition, the additional tax does not apply to certain distributions from IRAs which are used for qualified first time home purchases, for higher education expenses, or in the case of a birth or adoption. You must meet special conditions to be eligible for these three exceptions to the additional tax. Those wishing to take a distribution from an IRA for these purposes should consult their tax adviser. Certain other exceptions to the 10% additional tax not described herein also may apply.

      Other Considerations

      When issued in connection with a Qualified Plan, we will amend a Contract as generally necessary to conform to the requirements of the plan. However, Owners, Annuitants, and Beneficiaries are cautioned that the rights of any person to any benefits under Qualified Plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract. In addition, the Company shall not be bound by terms and conditions of Qualified Plans to the extent such terms and conditions contradict the Contract, unless the Company consents.

      Following are brief descriptions of various types of Qualified Plans in connection with which the Company may issue a Contract.

      Individual Retirement Accounts and Annuities

      Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an IRA. If you use this Contract in connection with an IRA, the Owner and Annuitant generally must be the same individual and generally may not be changed. IRAs are subject to limits on the amounts that may be contributed and deducted and on the time when distributions must commence. Also, subject to the direct rollover and mandatory withholding requirements (discussed below), you may "roll over" distributions from certain Qualified Plans on a tax-deferred basis into an IRA.

      However, you may not use the Contract in connection with a "Coverdell Education Savings Account" (formerly known as an "Education IRA") under Section 530 of the Code, a "Simplified Employee Pension" under Section 408(k) of the Code, or a "Simple IRA" under Section 408(p) of the Code.

      Roth IRAs

      Section 408A of the Code permits eligible individuals to contribute to a type of IRA known as a "Roth IRA." Roth IRAs are generally subject to the same rules as non-Roth IRAs, but differ in several respects. Among the differences is that, although contributions to a Roth IRA are not deductible, "qualified distributions" from a Roth IRA will be excludable from income.

      A qualified distribution is a distribution that satisfies two requirements. First, the distribution must be made in a taxable year that is at least five years after the first taxable year for which a contribution to any Roth IRA established for the Owner was made. Second, the distribution must be either (1) made after the Owner attains the age of 59-1/2; (2) made after the Owner's death; (3) attributable to the Owner being disabled; or (4) a qualified first-time homebuyer distribution within the meaning of Section 72(t)(2)(F) of the Code. In addition, distributions from Roth IRAs need not commence during the Owner's lifetime. A Roth IRA may accept a "qualified rollover contribution" from a (1) non-Roth IRA, (2) a "designated Roth account" maintained under a Qualified Plan, and (3) certain Qualified Plans of eligible individuals. Special rules apply to rollovers to Roth IRAs from Qualified Plans and from designated Roth accounts under Qualified Plans. You should seek competent advice before making such a rollover.

      A conversion of a traditional IRA to a Roth IRA, and a rollover from any other eligible retirement plan to a Roth IRA, made after December 31, 2017, cannot be recharacterized as having been made to a traditional IRA.

      IRA to IRA Rollovers and Transfers

      A rollover contribution is a tax-free movement of amounts from one IRA to another within 60 days after you receive the distribution. In particular, a distribution from a non-Roth IRA generally may be rolled over tax-free within 60 days to another non-Roth IRA, and a distribution from a Roth IRA generally may be rolled over tax-free within 60 days to another Roth IRA. A distribution from a Roth IRA may not be rolled over (or transferred) tax-free to a non-Roth IRA.

      A rollover from any one of your IRAs (including IRAs you have with another company) with another IRA is allowed only once within a one-year period. This limitation applies on an aggregate basis and applies to all types of your IRAs, meaning that you cannot make an IRA to IRA rollover if you have made such a rollover involving any of your IRAs in the preceding one-year period. For example, a rollover between your Roth IRAs would preclude a separate rollover within the one-year period between your non-Roth IRAs, and vice versa. The one-year period begins on the date that you receive the IRA distribution, not the date it is rolled over into another IRA.

      If the IRA distribution does not satisfy the rollover rules, it may be (1) taxable in the year distributed, (2) subject to a 10% tax on early distributions, and (3) treated as a regular contribution to the recipient IRA, which could result in an excess contribution.

      If you inherit an IRA from your spouse, you generally can roll it over into an IRA established for you, or you can choose to make the inherited IRA your own. If you inherited an IRA from someone other than your spouse, you cannot roll it over, make it your own, or allow it to receive rollover contributions.

      A rollover from one IRA to another is different from a direct trustee-to-trustee transfer of your IRA assets from one IRA trustee to another IRA trustee. A "trustee-to-trustee" transfer is not considered a rollover and is not subject to the 60-day rollover requirement or the one rollover per year rule. In addition, a rollover between IRAs is different from direct rollovers from certain Qualified Plans to non-Roth IRAs and "qualified rollover contributions" to Roth IRAs.

      Pension and Profit-Sharing Plans

      Section 401(a) of the Code permits employers to establish various types of tax-favored retirement plans for employees. The Self-Employed Individuals' Tax Retirement Act of 1962, as amended, commonly referred to as "H.R. 10" or "Keogh," permits self-employed individuals also to establish such tax-favored retirement plans for themselves and their employees. Such retirement plans may permit the purchase of the Contract in order to provide benefits under the plans. These types of plans may be subject to rules under Sections 401(a)(11) and 417 of the Code that provide rights to a spouse or former spouse of a participant. In such a case, the participant may need the consent of the spouse or former spouse to change annuity options, to elect a partial automatic withdrawal option, or to make a partial or full surrender of the Contract.

      Pension and profit sharing plans are subject to nondiscrimination rules. The nondiscrimination rules generally require that benefits, rights or features of the plan not discriminate in favor of highly compensated employees. In evaluating whether the Contract is suitable for purchase in connection with such a plan, you should consider the extent to which certain aspects of the Contract, e.g., that the Annual Contract Maintenance Fee is waived for Contract Values that are greater than $100,000, may affect the plan's compliance with the nondiscrimination requirements. Violation of these rules can cause loss of the plan's tax favored status under the Code. Employers intending to use the Contract in connection with such plans should seek competent advice.

      Section 403(b) Annuity Contracts

      Protective Life does not issue Contracts under Section 403(b) of the Code (i.e., tax sheltered annuities or "TSAs").

      Deferred Compensation Plans of State and Local Governments and Tax-Exempt Organizations.

      Section 457 of the Code permits employees of state and local governments and tax-exempt organizations to defer a portion of their compensation without paying current taxes. The employees must be participants in an eligible deferred compensation plan. Generally, a Contract purchased by a state or local government or a tax-exempt organization under a Section 457 plan will not be treated as an annuity contract for federal income tax purposes. The Contract will be issued in connection with a Section 457 deferred compensation plan sponsored by a state or local government only if the plan has established a trust to hold plan assets, including the Contract.

      Protected Lifetime Income Benefits

      The Company offers for an additional charge an optional Protected Lifetime Income Benefit rider – the SecurePay rider. As noted above, Qualified Plans are subject to numerous special requirements and there is no authoritative guidance from the IRS on the effects on a Qualified Plan of the purchase of a benefit such as the SecurePay rider. Plan fiduciaries should consult a tax adviser before purchasing a Qualified Contract with a SecurePay rider because the purchase of a SecurePay rider could affect the qualification of the Contract and/or the Qualified Plan associated with the Contract.

      For example, it is unclear whether a SecurePay rider is part of the "balance of the employee's account" within the meaning of Code Section 411(a)(7), and, if so, whether a discontinuance or adjustment in SecurePay coverage (such as upon the participant taking an "excess" withdrawal, or reallocating to another investment option within the plan) can result in an impermissible forfeiture under Code Section 411(a). In addition, certain types of Qualified Plans, such as a profit sharing plan under Section 401(a) of the Code, must comply with certain qualified joint and survivor annuity rules ("QJSA rules") if a participant elects to receive a life annuity. The manner in which the QJSA rules apply to the SecurePay rider is unclear. For example, it is unclear what actions under a SecurePay rider could be viewed as the election of a life annuity triggering certain spousal consent requirements. Noncompliance with the QJSA rules could affect the qualification of the Qualified Plan associated with your Contract. There may be other aspects of the SecurePay rider that could affect a Qualified Plan's tax status which are not discussed here.

      When the SecurePay rider is purchased, one of the benefits available is the SecurePay NH. The proper characterization for federal income tax purposes of the SecurePay NH benefit is unclear. We believe the better characterization of the SecurePay NH benefit is that it is an annuity benefit and the increased AWA payments made under the SecurePay NH benefit are payments from your annuity. However, it is possible that the IRS could determine that the SecurePay NH benefit provides a form of long term care insurance coverage or some other type of "incidental benefit." The tax consequences of such a characterization are uncertain, but it could affect the qualification of the Contract and/or the Qualified Plan associated with the Contract.

      Direct Rollovers

      If your Contract is used in connection with a pension or profit-sharing plan qualified under Section 401(a) of the Code, or is used with an eligible deferred compensation plan that has a government sponsor and that is qualified under Section 457(b) of the Code, any "eligible rollover distribution" from the Contract will be subject to direct rollover and mandatory withholding requirements. An eligible rollover distribution generally is any taxable distribution from a qualified pension plan under Section 401(a) of the Code, or an eligible Section 457(b) deferred compensation plan that has a government sponsor, excluding certain amounts (such as minimum distributions required under Section 401(a)(9) of the Code, distributions which are part of a "series of substantially equal periodic payments" made for life or a specified period of 10 years or more, or hardship distributions as defined in the tax law).

      Under these requirements, federal income tax equal to 20% of the eligible rollover distribution will be withheld from the amount of the distribution. Unlike withholding on certain other amounts distributed from the Contract, discussed below, you cannot elect out of withholding with respect to an eligible rollover distribution. However, this 20% withholding will not apply if, instead of receiving the eligible rollover distribution, you elect to have it directly transferred to certain eligible retirement plans (such as an IRA). Prior to receiving an eligible rollover distribution, you will receive a notice (from the plan administrator or the Company) explaining generally the direct rollover and mandatory withholding requirements and how to avoid the 20% withholding by electing a direct transfer.

      ADVISORY FEES PAID FROM YOUR CONTRACT VALUE

      We may begin tax reporting Advisory Fees as withdrawals at any time, including retroactively, and withhold tax from such amounts accordingly if we conclude that such treatment is more appropriate under federal income tax law, such as if the Internal Revenue Service provides guidance requiring such treatment. We will not treat Advisory Fees paid from your Contract Value as withdrawals for income tax reporting purposes if certain conditions are met. To meet those conditions, you and your Financial Intermediary must provide a completed written Advisory Fee Authorization form (which we will provide to you) that sets forth the amount of the Advisory Fees and the frequency with which the Advisory Fees should be deducted from your Contract Value and paid to your Financial Intermediary. The Advisory Fees may not exceed an amount equal to an annual rate of 1.5% of the Contract’s Contract Value and they may be used to compensate your Financial Intermediary only for investment advice provided to you with respect to the Contract and not for any other services. During any period for which the Advisory Fee Authorization is in effect, the Advisory Fees that are subject to such authorization must be paid solely out of the Contract Value and you, as the owner, may not pay such Advisory Fees directly to the Financial Intermediary. The Advisory Fee Authorization must be irrevocable with respect to Advisory Fees paid and Advisory Fees accrued but not yet paid. Regardless of whether we tax report Advisory Fees from your Contract, the Internal Revenue Service could determine that the fees should be treated as taxable withdrawals, in which case the amount of the fee deducted from your Contract Value could be included in your gross income and could be subject to the 10% penalty tax.

      Whether you have a non-Qualified Contract or a Qualified Contract, the federal income tax treatment of Advisory Fees paid from your Contract Value is uncertain. You should consult a tax adviser regarding the tax treatment of Advisory Fees paid from your Contract Value and consider whether paying such Advisory Fees from another source might be more appropriate for you.

      FEDERAL INCOME TAX WITHHOLDING

      In General

      Protective Life will withhold and remit to the federal government a part of the taxable portion of each distribution made under a Contract, including amounts that escheat to the state, unless the distributee notifies Protective Life at or before the time of the distribution that he or she elects not to have any amounts withheld. In certain circumstances, Protective Life may be required to withhold tax. The withholding rates applicable to the taxable portion of periodic annuity payments (other than eligible rollover distributions) are the same as the withholding rates generally applicable to payments of wages. In addition, a 10% withholding rate applies to the taxable portion of non-periodic payments (including surrenders prior to the Annuity Date) and conversions of, or rollovers from, non-Roth IRAs and Qualified Plans to Roth IRAs. Regardless of whether you elect not to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment. As discussed above, the withholding rate applicable to eligible rollover distributions is 20%.

      Nonresident Aliens and Foreign Corporations

      The discussion above provides general information regarding federal withholding tax consequences to annuity contract purchasers or beneficiaries that are U.S. citizens or residents. Purchasers or beneficiaries that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. Prospective purchasers that are not U.S. citizens or residents are advised to consult with a tax adviser regarding federal tax withholding with respect to the distributions from a Contract.

      FATCA Withholding

      In order for the Company to comply with income tax withholding and information reporting rules which may apply to annuity contracts, the Company may request documentation of "status" for tax purposes. "Status" for tax purposes generally means whether a person is a "U.S. person" or a foreign person with respect to the United States; whether a person is an individual or an entity; and if an entity, the type of entity. Status for tax purposes is best documented on the appropriate IRS Form or substitute certification form (IRS Form W-9 for a U.S. person or the appropriate type of IRS Form W-8 for a foreign person). If the Company does not have appropriate certification or documentation of a person's status for tax purposes on file, it could affect the rate at which the Company is required to withhold income tax. Information reporting rules could apply not only to specified transactions, but also to contract ownership. For example, under the Foreign Account Tax Compliance Act ("FATCA"), which applies to certain U.S.-source payments, and similar or related withholding and information reporting rules, the Company may be required to report contract values and other information for certain contractholders. For this reason the Company may require appropriate status documentation at purchase, change of ownership, and affected payment transactions, including death benefit payments. FATCA and its related guidance is extraordinarily complex and its effect varies considerably by type of payor,type of payee and type of distributee or recipient.

      GENERAL MATTERS

      Error in Age or Gender

      When a benefit of the Contract is contingent upon any person's age or gender, we may require proof of such. We may suspend payments until we receive proof. When we receive satisfactory proof, we will make the payments which were due during the period of suspension. Where the use of unisex mortality rates is required, we will not determine or adjust benefits based upon gender.

      If after we receive proof of age and gender (where applicable), we determine that the information you furnished was not correct, we will adjust any benefit under this Contract to that which would be payable based upon the correct information. If we have underpaid a benefit because of the error, we will make up the underpayment in a lump sum. If the error resulted in an overpayment, we will deduct the amount of the overpayment from any current or future payment due under the Contract. We will deduct up to the full amount of any current or future payment until the overpayment has been fully repaid. Underpayments and overpayments will bear interest at an annual effective interest rate of 3% when permitted by the state of issue.

      Incontestability

      We will not contest the Contract.

      Non-Participation

      The Contract is not eligible for dividends and will not participate in Protective Life's surplus or profits.

      Assignment or Transfer of a Contract

      You have the right to assign or transfer a Contract if it is permitted by law. Generally, you do not have the right to assign or transfer a Qualified Contract. We do not assume responsibility for any assignment or transfer. Any claim made under an assignment or transfer is subject to proof of the nature and extent of the assignee's or transferee's interest before we make a payment. Assignments and transfers have federal income tax consequences. An assignment or transfer may result in the Owner recognizing taxable income. See "TAXATION OF ANNUITIES IN GENERAL, Assignments, Pledges and Gratuitous Transfers."

      Notice

      All instructions and requests to change or assign the Contract must be received in Good Order. The instruction, change or assignment will relate back to and take effect on the date it was signed, except we will not be responsible for following any instruction or making any change or assignment before we receive it.

      Modification

      No one is authorized to modify or waive any term or provision of this Contract unless we agree to the modification or waiver in writing and it is signed by our President, Vice-President or Secretary. We reserve the right to change or modify the provisions of this Contract to conform to any applicable laws, rules or regulations issued by a government agency, or to assure continued qualification of the Contract as an annuity contract under the Code. We will send you a copy of the endorsement that modifies the Contract, and where required we will obtain all necessary approvals, including that of the Owner(s).

      Reports

      At least annually prior to the Annuity Date, we will send to you at the address contained in our records a report showing the current Contract Value and any other information required by law.

      Settlement

      Benefits due under this Contract are payable from our Administrative Office. You may apply the settlement proceeds to any payout option we offer for such payments at the time you make the election. Unless directed otherwise in writing, we will make payments according to the Owner's instructions as contained in our records at the time we make the payment. We shall be discharged from all liability for payment to the extent of any payments we make.

      Receipt of Payment

      If any Owner, Annuitant, Beneficiary or Payee is incapable of giving a valid receipt for any payment, we may make such payment to whomever has legally assumed his or her care and principal support. Any such payment shall fully discharge us to the extent of that payment.

      Protection of Proceeds

      To the extent permitted by law and except as provided by an assignment, no benefits payable under this Contract will be subject to the claims of creditors.

      Minimum Values

      The values available under the Contract are at least equal to the minimum values required in the state where the Contract is delivered.

      Application of Law

      The provisions of the Contract are to be interpreted in accordance with the laws of the state where the Contract is delivered, with the Code and with applicable regulations.

      No Default

      The Contract will not be in default if subsequent Purchase Payments are not made.

      DISTRIBUTION OF THE CONTRACTS

      Distribution

      We offer the Contract on a continuous basis. While we anticipate continuing to offer the Contracts, we reserve the right to discontinue the offering at any time.

      We have entered into an agreement with Investment Distributors, Inc. ("IDI") under which IDI has agreed to distribute the Contracts on a "best efforts" basis. Under the agreement, IDI serves as principal underwriter (as defined under Federal securities laws and regulations) for the Contracts. IDI is a Tennessee corporation and was established in 1993. IDI, a wholly-owned subsidiary of PLC, is an affiliate of Protective Life, and its home office shares the same address as Protective Life. IDI is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is a member firm of the Financial Industry Regulatory Authority, Inc. ("FINRA").

      IDI does not sell Contracts directly to purchasers. IDI, together with Protective Life, enters into distribution agreements with Financial Intermediaries, including ProEquities, Inc., a registered investment adviser and an affiliate of Protective Life and IDI for the sale of the Contracts. Financial advisers of these Financial Intermediaries sell the Contracts directly to purchasers. These financial advisers must be licensed as insurance agents by applicable state insurance authorities and appointed as agents of Protective Life in order to sell the Contracts.

      Commissions

      We do not pay Commissions to the Financial Intermediaries that sell this Contract. Financial Intermediaries receive compensation in connection with the Contract in the form of Advisory Fees paid by the Owner pursuant to an agreement between you and the Financial Intermediary. These Financial Intermediaries may include broker-dealers or their affiliated insurance agencies. Financial Intermediaries may also be registered investment advisers, or be affiliated with or in a contractual relation with, a registered investment adviser. If you have entered into an agreement with an investment adviser, your investment adviser is paid pursuant to that investment advisory agreement. We do not set the amount, or receive any of the amount paid to your investment adviser. You should ask your Financial Intermediary about compensation they receive related to this Contract.

      Under certain circumstances, described below in the discussion of “Additional Payments,” your financial adviser’s Financial Intermediary may receive payments as well as other, non-cash compensation, from us so that we have access to the financial advisers in order to educate them about the Contracts, as well as other products offered by Protective Life, and to encourage sales of this Contract. You may wish to speak with your financial adviser or an appropriate person at his/her associated selling Financial Intermediary about these payments, sometimes referred to as “revenue sharing arrangements”, and the potential conflict of interest that they may create for your Financial Intermediary.

      We intend to recoup sales and marketing expenses through fees and charges deducted under the Contracts or from our general account. In the normal course of business, we may also provide non-cash compensation in connection with the promotion of the Contracts, including conferences and seminars (including travel, lodging and meals in connection therewith), and items of relatively small value, such as promotional gifts, meals, or tickets to sporting or entertainment events in accordance with all applicable federal and state rules, including FINRA’s non-cash compensation rules.

      Additional Payments.  Subject to FINRA, broker-dealer and other rules, we or our affiliates also may pay the following types of fees to, among other things, encourage the sale of this Contract. These additional payments could create an incentive for your Financial Intermediary to recommend products that pay them more than others, which may not necessarily be to your benefit. All or a portion of the payments we make to Financial Intermediaries may be passed on to financial advisers according to a Financial Intermediary's internal compensation practices.

        Access to Financial Intermediaries and/or broker-dealers such as one-on-one wholesaler visits or attendance at national sales meetings or similar events.
        Gifts & Entertainment Occasional meals and entertainment, tickets to sporting events and other gifts.
        Joint marketing campaigns and/or event advertising/participation; sponsorship of sales contests and/or promotions in which participants (including Financial Intermediaries) receive prizes such as travel awards, merchandise and recognition; client generation expenses.
        Marketing Expense Allowances Pay Fund related parties for wholesaler support, training and marketing activities for certain Funds.
        Sales support through such things as providing hardware and software, operational and systems integration, links to our website from a Financial Intermediary's websites; shareholder services (including subaccounting sponsorship of broker-dealer due diligence meetings; and/or expense allowances and reimbursements).

      We may also pay to selected Financial Intermediaries, including those listed above as well as others, additional compensation in the form of (1) payments for participation in meetings and conferences that include presentations about our products (including the Contracts), and (2) payments to help defray the costs of sales conferences and educational seminars for the Financial Intermediaries' registered representatives.

      Arrangements with Financial Intermediary.  In addition to the non-cash compensation that we may pay to all Financial Intermediaries, including ProEquities, Inc., we or our parent company, PLC, pay some of the operating and other expenses of ProEquities, Inc., and may contribute capital to ProEquities, Inc. Additionally, employees of ProEquities, Inc. may be eligible to participate in various employee benefit plans offered by PLC.

      Inquiries

      You may make inquiries regarding a Contract by writing to Protective Life at its Administrative Office.

      CEFLI

      Protective Life Insurance Company is a member of The Compliance & Ethics Forum for Life Insurers ("CEFLI"), and as such may include the CEFLI logo and information about CEFLI membership in its advertisements. Companies that belong to CEFLI subscribe to a set of ethical standards covering the various aspects of sales and service for individually sold life insurance and annuities.

      LEGAL PROCEEDINGS

      Protective Life and its subsidiaries, like other insurance companies, in the ordinary course of business are involved in some class action and other lawsuits, or alternatively in arbitration. In some class action and other lawsuits involving insurance companies, substantial damages have been sought and material settlement payments have been made. Although the outcome of any litigation or arbitration cannot be predicted, Protective Life believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on IDI's, Protective Life's or the Variable Account's financial position. We are currently being audited on behalf of multiple states' treasury and controllers' offices for compliance with laws and regulations concerning the identification, reporting, and escheatment of unclaimed benefits or abandoned funds. The audits focus on insurance company processes and procedures for identifying unreported death claims, and their use of the Social Security Death Master File to identify deceased insureds and contract owners. In addition, we are the subject of a multistate market conduct examination with a similar focus on the handling of unreported claims and abandoned property. The audits and related examination activity may result in additional payments to beneficiaries, escheatment of funds deemed abandoned, administrative penalties, and changes in our procedures for the identification of unreported claims and handling of escheatable property. We do not believe that any regulatory actions or agreements that result from these examinations will have a material adverse impact on the separate account, on IDI's ability to perform under its principal underwriting agreement, or on our ability to meet our obligations under the Contract.

      BUSINESS DISRUPTION AND CYBER-SECURITY RISKS

      We rely heavily on interconnected computer systems and digital data to conduct our variable product business activities. Because our variable product business is highly dependent upon the effective operation of our computer systems and those of our business partners, our business is vulnerable to disruptions from utility outages, and susceptible to operational and information security risks resulting from information systems failure (e.g., hardware and software malfunctions), and cyber-attacks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, interference with or denial of service, attacks on websites and other operational disruption and unauthorized release of confidential Owner information. Such systems failures and cyber-attacks affecting us, the Funds, intermediaries and other affiliated or third-party service providers may adversely affect us and your Contract Value. For instance, systems failures and cyber-attacks may interfere with our processing of Contract transactions, including the processing of orders from our website or with the Funds, impact our ability to calculate Contract Value, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage. Cyber security risks may also impact the issuers of securities in which the Funds invest, which may cause the Funds underlying your Contract to lose value. There can be no assurance that we or the Funds or our service providers will avoid losses affecting your Contract due to cyber-attacks or information security breaches in the future.

      We are also exposed to risks related to natural and man-made disasters and catastrophes, such as storms, fires, floods, earthquakes, epidemics, pandemics, malicious acts, and terrorist acts, which could adversely affect our ability to conduct business. A natural or man-made disaster or catastrophe, including a pandemic (such as the coronavirus COVID-19), could affect the ability, or willingness, of our workforce and employees of service providers and third party administrators to perform their job responsibilities. Catastrophic events may negatively affect the computer and other systems on which we rely and may interfere with our processing of Contract-related transactions, including processing of orders from Owners and orders with the Funds, impact our ability to calculate Contract Value, or have other possible negative impacts. These events may also impact the issuers of securities in which the Funds invest, which may cause the Funds underlying your Contract to lose value. There can be no assurance that we, the Funds or our service providers will avoid losses affecting your Contract due to a natural disaster or catastrophe.

      VOTING RIGHTS

      In accordance with its view of applicable law, Protective Life will vote the Fund shares held in the Variable Account at special shareholder meetings of the Funds in accordance with instructions received from persons having voting interests in the corresponding Sub-Accounts. If, however, the 1940 Act or any regulation thereunder should be amended, or if the present interpretation thereof should change, or Protective Life determines that it is allowed to vote such shares in its own right, it may elect to do so.

      The number of votes available to an Owner will be calculated separately for each Sub-Account of the Variable Account, and may include fractional votes. The number of votes attributable to a Sub-Account will be determined by applying an Owner's percentage interest, if any, in a particular Sub-Account to the total number of votes attributable to that Sub-Account. An Owner holds a voting interest in each Sub-Account to which that Owner has allocated Accumulation Units or Annuity Units. Before the Annuity Date, the Owner's percentage interest, if any, will be the percentage of the dollar value of Accumulation Units allocated for his or her Contract to the total dollar value of that Sub-Account. On or after the Annuity Date, the Owner's percentage interest, if any, will be the percentage of the dollar value of the liability for future variable income payments to be paid from the Sub-Account to the total dollar value of that Sub-Account. The liability for future payments is calculated on the basis of the mortality assumptions, (if any), the Assumed Investment Return and the Annuity Unit Value of that Sub-Account. Generally, as variable income payments are made to the payee, the liability for future payments decreases as does the number of votes.

      The number of votes which are available to the Owner will be determined as of the date coincident with the date established by the Fund for determining shareholders eligible to vote at the relevant meeting of that Fund. Voting instructions will be solicited by written communication prior to such meeting in accordance with procedures established by the Fund.

      It is important that each Owner provide voting instructions to Protective Life because shares as to which no timely instructions are received and shares held by Protective Life in a Sub-Account as to which no Owner has a beneficial interest will be voted in proportion to the voting instructions which are received with respect to all Contracts participating in that Sub-Account. As a result, a small number of Owners may control the outcome of a vote. Voting instructions to abstain on any item to be voted upon will be applied to reduce the votes eligible to be cast on that item.

      Protective Life will send or make available to each person having a voting interest in a Sub-Account proxy materials, reports, and other material relating to the appropriate Fund.

      FINANCIAL STATEMENTS

      The audited statements of assets and liabilities of the Sub-Accounts of The Protective Variable Annuity Separate Account as of December 31, 2019 and 2018 and the related statements of operations and of changes in net assets for each of the periods presented as well as the Reports of Independent Registered Public Accounting Firms are contained in the Statement of Additional Information.

      The audited consolidated balance sheets for Protective Life as of December 31, 2019 and 2018 and the related consolidated statements of income, comprehensive income (loss), shareowner's equity and cash flows for the three years in the period ended December 31, 2019 as well as the Reports of Independent Registered Public Accounting Firms are contained in the Statement of Additional Information.

      STATEMENT OF ADDITIONAL INFORMATION

Page
SAFEKEEPING OF ACCOUNT ASSETS	1
STATE REGULATION	1
RECORDS AND REPORTS	1
LEGAL MATTERS	1
EXPERTS	1
OTHER INFORMATION	2
FINANCIAL STATEMENTS	2

      APPENDIX A

      DEATH BENEFIT CALCULATION EXAMPLES

      The purpose of the following examples is to illustrate the Return of Purchase Payments Death Benefit when the SecurePay rider has been elected and when the SecurePay rider has not been elected. Each example is based on hypothetical Contract Values and transactions and assumes hypothetical positive and negative investment performance of the Variable Account. The examples reflect the deduction of fees and charges. The examples are not representative of past or future performance and are not intended to project or predict future investment results. There is, of course, no assurance that the Variable Account will experience positive investment performance. Actual results may be higher or lower.

      Example of Death Benefit Calculation — Return of Purchase Payments Death Benefit When Owning the SecurePay Rider

      Assumptions:

        Owner is 60 years old on the Issue Date (1/1/2020)
        Selected Return of Purchase Payments Death Benefit at the time of Contract purchase
        Purchased the SecurePay Rider
        Elected Single Life Coverage under the SecurePay Rider
        Set the Benefit Election Date on 11/30/2024 and began taking SecurePay Withdrawals, client is age 65
        Owner passed away on 7/1/2025
Transaction Date	Transaction Type	Hypothetical Contract Value Before Transaction	Purchase Payments	Net Withdrawals	Hypothetical Contract Value	Benefit Base	Adjusted Withdrawal Amount	Return of Purchase Payments Death Benefit
1/1/20	Contract Issue	N/A	100,000(A)	N/A	100,000	100,000	—	100,000
1/1/21	Anniversary	120,000(B)	—	—	120,000	120,000	—	120,000
5/15/21	Purchase Payment	130,000	80,000(C)	—	210,000(D)	210,000	—	210,000
1/1/22	Anniversary	202,000	—	—	202,000	210,000	—	202,000
4/1/22	Withdrawal	208,000	—	25,000(E)	183,000(F)	184,760	21,635(G)	183,000(H)
1/1/23	Anniversary	190,000	—	—	190,000	190,000	—	190,000
1/1/24	Anniversary	180,000	—	—	180,000	190,000	—	180,000
11/30/24	SecurePay WD	175,000	—	9,500(I)	165,500	190,000	8,597(J)	165,500(K)
1/1/25	SecurePay WD	165,000		9,500(L)	155,500	190,000	8,623	155,500
3/31/25	Excess Withdrawal	158,000	—	16,000(M)	142,000	182,184	14,293(N)	142,000(O)
7/1/25	Owner Death	125,000(P)	—	—	125,000	182,184	—	126,852(Q)

      (A) Contract is issued with a Purchase Payment of $100,000.

      (B) This column shows the Contract Values before any transactions occur. In this case the Contract Value is $120,000.

      (C) A Purchase Payment of $80,000 is made on 5/15/2021 (no purchase payments are allowed more than two years after the rider issue date or election date, whichever comes first).

      (D) $210,000 = $130,000 + $80,000.

      (E) A withdrawal of $25,000 is made. This withdrawal is made before the SecurePay Life rider's Benefit Election Date.

      (F) $183,000 = $208,000 - $25,000.

      (G) The Adjusted Withdrawal Amount is used to adjust the Return of Purchase Payments Death Benefit for withdrawals. The adjustment for each withdrawal before the Benefit Election Date is the amount that reduces the death benefit at the time of withdrawal in the same proportion that the amount withdrawn reduces Contract Value. Assuming the death benefit at the time of withdrawal is $180,000, the adjusted withdrawal amount is $21,635 is equal to $25,000 / $208,000 x $180,000.

      (H) The Return of Purchase Payments Death Benefit is greater of Contract Value or aggregate Purchase Payments less an adjustment for each withdrawal amount. The Return of Purchase Payments Death Benefit is $183,000. The Return of Purchase Payments Death Benefit of $183,000 is equal to the greater of $183,000 or $158,365 ($100,000 + $80,000 - $21,635), respectively.

      (I) The SecurePay Life Benefit Election Date is set on 11/30/2024, and the first SecurePay Life Withdrawal of $9,500 is taken. Since the Maximum Withdrawal Percentage is 5%, we have $9,500 = $190,000 x 5%.

      (J) The Adjusted Withdrawal Amount is used to adjust the Return of Purchase Payments Death Benefit for withdrawals. The Adjusted Withdrawal Amount is $8,597.

      (K) The Return of Purchase Payments Death Benefit is greater of Contract Value or aggregate Purchase Payments less an adjustment for each withdrawal amount. $165,500 is equal to the greater of $165,500 or $149,768 ($100,000 + $80,000 - $21,635 - $8,597) respectively.

      (L) A withdrawal of $9,500 is made on 1/1/2025. This amount is equal to the Annual Withdrawal Amount for this Contract Year. Since the Maximum Withdrawal Percentage is 5%, we have $9,500 = $190,000 x 5%.

      (M) An Excess Withdrawal under the SecurePay Life rider of $16,000 is made on 3/31/2025.

      (N) The adjustment for each Excess Withdrawal under the SecurePay rider is the amount that reduces the death benefit at the time of withdrawal in the same proportion that the amount withdrawn reduces Contract Value. Assuming the death benefit at the time of withdrawal is $149,768, the adjusted withdrawal amount is $14,293 = $16,000 / $158,000 x $149,768.

      (O) The Return of Purchase Payments Death Benefit is greater of Contract Value or aggregate Purchase Payments less an adjustment for each withdrawal amount. The Return of Purchase Payments Death Benefit is $142,000. The Return of Purchase Payments Death Benefit of $142,000 is equal to the greater of $142,000 or $126,852 ($100,000 + $80,000 - $21,635 - $8,597 - $8,623 - $14,293) respectively.

      (P) The Owner dies on 7/1/2025 and the Contract Value at that time has declined to $125,000.

      (Q) The actual Return of Purchase Payments Death Benefit is greater of Contract Value or aggregate Purchase Payments less an adjustment for each withdrawal amount. The Return of Purchase Payments Death Benefit is $126,852. The Return of Purchase Payments Death Benefit of $126,852 is equal to the greater of $125,000 or $126,852 ($100,000 + $80,000 - $21,635 - $8,597 - $8,623 - $14,293), respectively.

      Example of Death Benefit Calculation — Return of Purchase Payments Death Benefit Without the SecurePay Rider

      Assumptions:

        Owner is 60 years old on the Issue Date (1/1/2020)
        Selected Return of Purchase Payments Death Benefit at the time of Contract purchase
        Owner passed away on 7/1/2025
Transaction Date	Transaction Type	Hypothetical Contract Value Before Transaction	Purchase Payments	Net Withdrawals	Hypothetical Contract Value	Adjusted Withdrawal Amount	Return of Purchase Payments Death Benefit
1/1/20	Contract Issue	N/A	100,000(A)	N/A	100,000	—	100,000
1/1/21	Anniversary	120,000(B)		—	120,000	—	120,000
1/1/22	Anniversary	130,000	—	—	130,000	—	130,000
4/1/22	Withdrawal	125,000	—	25,000(C)	100,000(D)	26,000(E)	100,000(F)
1/1/24	Anniversary	103,000	—	—	103,000	—	103,000
10/1/24	Purchase Payment	85,000	80,000(G)	—	165,000	—	165,000
11/30/24	Withdrawal	155,000	—	5,500(H)	149,500	5,465(I)	149,500(J)
1/1/25	Anniversary	152,000	—	—	152,000	—	152,000
3/31/25	Withdrawal	160,000	—	16,000(K)	144,000	14,854	144,000
7/1/25	Owner Death	135,000(L)	—	—	135,000	—	135,000(M)

      (A) Contract is issued with a Purchase Payment of $100,000.

      (B) This column shows the Contract Values before any transactions occur. In this case the Contract Value is $120,000.

      (C) A withdrawal of $25,000 is made.

      (D) $100,000 = $125,000 - $25,000.

      (E) The "Adjusted Withdrawal Amount" is used to adjust the Return of Purchase Payments Death Benefit for withdrawals. The adjustment for each withdrawal is the amount that reduces the death benefit at the time of withdrawal in the same proportion that the amount withdrawn reduces Contract Value. Assuming the death benefit at the time of withdrawal is $130,000, the adjusted withdrawal amount is $26,000. The adjusted withdrawal amount of $26,000 is equal to $25,000 / $125,000 x $130,000.

      (F) The Return of Purchase Payments Death Benefit is greater of Contract Value or aggregate Purchase Payments less an adjustment for each withdrawal amount. The Return of Purchase Payments Death Benefit is $100,000. The Return of Purchase Payments Death Benefit of $100,000 is equal to the greater of $100,000 or $74,000 ($100,000 - $26,000), respectively.

      (G) A Purchase Payment of $80,000 is made on 10/1/2024.

      (H) A withdrawal of $5,500 is made on 11/30/2024.

      (I) The adjustment for each withdrawal is the amount that reduces the death benefit at the time of withdrawal in the same proportion that the amount withdrawn reduces Contract Value. Assuming the death benefit at the time of withdrawal is $154,000, the adjusted withdrawal amount is $5,465. The adjusted withdrawal amount of $5,465 equal to $5,500 / $155,000 x $154,000.

      (J) The Return of Purchase Payments Death Benefit is greater of Contract Value or aggregate Purchase Payments less an adjustment for each withdrawal amount. The Return of Purchase Payments Death Benefit is $149,500. The Return of Purchase Payments Death Benefit of $149,500 is equal to the greater of $149,500 or $148,535 ($100,000 + $80,000 - $26,000 - $5,465), respectively.

      (K) A withdrawal of $16,000 is made on 3/31/2025.

      (L) The Owner dies on 7/1/2025 and the Contract Value at that time has declined to $135,000.

      (M) The actual Return of Purchase Payments Death Benefit is the greater of the Contract Value or aggregate Purchase Payments less an adjustment for each withdrawal amount. The Return of Purchase Payments Death Benefit is $135,000. The Return of Purchase Payments Death Benefit of $135,000 is equal to the greater of $135,000 or $133,682 ($100,000 + $80,000 - $26,000 - $5,465 - $14,854), respectively.

      APPENDIX B

      VARIATIONS OF RIGHT TO CANCEL DEADLINES AFTER RECEIPT OF CONTRACT BY OWNER, BY STATE

STATE	Deadline for New Contract Purchase	Deadline Replacement Contract Purchase
AL	within ten (10) days for a return of Contract Value	within thirty (30) days for a return of Contract Value
AK	within ten (10) days for a return of Contract Value	within thirty (30) days for a return of Contract Value
AZ	within ten (10) days for a return of Contract Value	within thirty (30) days for a return of Contract Value
AZ - Senior(A)	within thirty (30) days for a return of Contract Value	within thirty (30) days for a return of Contract Value
AR	within ten (10) days for a return of Contract Value	within thirty (30) days for a return of Contract Value
CA	within twenty (20) days for greater of return of Purchase Payments & Contract Value	within thirty (30) days for a return of Contract Value
CA - Senior(B)	within thirty (30) days for a return of Contract Value	within thirty (30) days for a return of Contract Value
CO	within ten (10) days for greater of Return of Purchase Payments & Contract Value	within thirty (30) days for a return of Contract Value
CT(C)	within ten (10) days for a return of Contract Value	within thirty (30) days for a return of Contract Value
DE	within ten (10) days for a return of Contract Value	within twenty (20) days for a return of Contract Value
DC	within ten (10) days for a return of Contract Value	within ten (10) days for a return of Contract Value
FL	within thirty (30) days for a return of Contract Value	within thirty (30) days for a return of Contract Value
GA	within ten (10) days for greater of Return of Purchase Payments & Contract Value	within thirty (30) days for greater of Return of Purchase Payments & Contract Value
HI	within ten (10) days for a return of Contract Value	within thirty (30) days for a return of Contract Value
ID	within twenty (20) days for greater of return of Purchase Payments & Contract Value	within thirty (30) days for greater of Return of Purchase Payments & Contract Value
IL	within ten (10) days for a return of Contract Value	within thirty (30) days for a return of Contract Value
IN	within ten (10) days for a return of Contract Value	within thirty (30) days for greater of Return of Purchase Payments & Contract Value
IA	within ten (10) days for a return of Contract Value	within thirty (30) days for a return of Contract Value
KS	within ten (10) days for a return of Contract Value	within thirty (30) days for greater of Return of Purchase Payments & Contract Value
KY	within ten (10) days for a return of Contract Value	within thirty (30) days for a return of Contract Value
LA	within ten (10) days for greater of Return of Purchase Payments & Contract Value	within thirty (30) days for a return of Contract Value
ME	within ten (10) days for a return of Contract Value	within thirty (30) days for a return of Contract Value
MD	within ten (10) days for a return of Contract Value	within thirty (30) days for a return of Contract Value
MA	within ten (10) days for greater of Return of Purchase Payments & Contract Value	within thirty (30) days for greater of Return of Purchase Payments & Contract Value
MI	within ten (10) days for greater of Return of Purchase Payments & Contract Value	within thirty (30) days for greater of Return of Purchase Payments & Contract Value
MN	within twenty (20) days for a return of Contract Value	within thirty (30) days for a return of Contract Value
MS	within ten (10) days for a return of Contract Value	within thirty (30) days for a return of Contract Value
MO	within ten (10) days for greater of Return of Purchase Payments & Contract Value	within thirty (30) days for greater of Return of Purchase Payments & Contract Value
MT	within ten (10) days for greater of Return of Purchase Payments & Contract Value	within thirty (30) days for a return of Contract Value
NE	within ten (10) days for greater of Return of Purchase Payments & Contract Value	within thirty (30) days for a return of Contract Value
NV	within ten (10) days for a return of Contract Value	within thirty (30) days for a return of Contract Value
NH	within ten (10) days for greater of Return of Purchase Payments & Contract Value	within thirty (30) days for a return of Contract Value
NJ	within ten (10) days for a return of Contract Value	within thirty (30) days for a return of Contract Value
NM	within ten (10) days for a return of Contract Value	within thirty (30) days for a return of Contract Value
NY	within ten (10) days for a return of Contract Value	within sixty (60) days for a return of Contract Value
NC	within ten (10) days for greater of Return of Purchase Payments & Contract Value	within thirty (30) days for greater of Return of Purchase Payments & Contract Value
ND	within twenty (20) days for a return of Contract Value	within twenty (20) days for a return of Contract Value
OH	within ten (10) days for a return of Contract Value	within thirty (30) days for a return of Contract Value
OK	within ten (10) days for greater of Return of Purchase Payments & Contract Value	within thirty (30) days for greater of Return of Purchase Payments & Contract Value
OR	within ten (10) days for greater of Return of Purchase Payments & Contract Value	within thirty (30) days for a return of Contract Value
PA	within ten (10) days for a return of Contract Value	within thirty (30) days for greater of Return of Purchase Payments & Contract Value
RI	within twenty (20) days for a return of Contract Value	within thirty (30) days for a return of Contract Value
SC	within ten (10) days for greater of Return of Purchase Payments & Contract Value	within thirty (30) days for a return of Contract Value
SD	within ten (10) days for a return of Contract Value	within thirty (30) days for a return of Contract Value
TN	within ten (10) days for a return of Contract Value	within thirty (30) days for greater of Return of Purchase Payments & Contract Value
TX	within twenty (20) days for a return of Contract Value	within thirty (30) days for a return of Contract Value
UT	within ten (10) days for greater of Return of Purchase Payments & Contract Value	within thirty (30) days for greater of Return of Purchase Payments & Contract Value
VT	within ten (10) days for greater of Return of Purchase Payments & Contract Value	within thirty (30) days for a return of Contract Value
VA	within ten (10) days for a return of Contract Value	within thirty (30) days for a return of Contract Value
WA	within ten (10) days for greater of Return of Purchase Payments & Contract Value	within thirty (30) days for greater of Return of Purchase Payments & Contract Value
WV	within ten (10) days for a return of Contract Value	within thirty (30) days for a return of Contract Value
WI	within ten (10) days for a return of Contract Value	within thirty (30) days for a return of Contract Value
WY	within ten (10) days for a return of Contract Value	within thirty (30) days for a return of Contract Value

      (A) "Seniors" are defined as "any owner or annuitant 65 years old or older on contract issue date"

      (B) "Seniors" are defined as "any owner or annuitant 60 years old or older on contract issue date"

      (C) If the Annuity is cancelled before it is issued, the premium is returned

      APPENDIX C

      EXPLANATION OF THE VARIABLE INCOME PAYMENT CALCULATION

      The purpose of the following example is to illustrate variable income payments under the Contract. The example is based on hypothetical Annuity Values and transactions and assumes hypothetical positive and negative investment performance of the Variable Account. The example is not representative of past or future performance and is not intended to project or predict future investment results. There is, of course, no assurance that the Variable Account will experience positive investment performance. Actual results may be higher or lower.

      Assuming an Annuity Value of $100,000 on the Annuity Date and annual variable income payments selected under Option A with a 5 year certain period, the dollar amount of the payment determined, but not paid, on the Annuity Date is calculated using an interest assumption of 5%, as shown below.

      There are 5 annual payments scheduled. Assuming an interest rate of 5%, the applied Annuity Value is then assumed to have a balance of $0 after the last payment is made at the end of the 5th year. The amount of the payment determined on the Annuity Date is the amount necessary to force this balance to $0.

Date	Interest Earned During Year at 5%	Annuity Value Before Payment	Payment Made	Annuity Value After Payment
Annuity Date		$100,000.00	$0.00	$100,000.00
End of 1st year	$5,000.00	$105,000.00	$23,097.48	$81,902.52
End of 2nd year	$4,095.13	$85,997.65	$23,097.48	$62,900.17
End of 3rd year	$3,145.01	$66,045.17	$23,097.48	$42,947.69
End of 4th year	$2,147.38	$45,095.08	$23,097.48	$21,997.60
End of 5th year	$1,099.88	$23,097.48	$23,097.48	$0.00

      Assuming an interest rate of 5%, a payment of $23,097.48 is determined, but not paid, on the Annuity Date.

      The actual variable income payment made at the end of the 1st year will equal $23,097.48 only if the net investment return during the 1st year equals 5%. If the net investment return exceeds 5%, then the 1st payment will exceed $23,097.48. If the net investment return is less than 5%, then the 1st payment will be less than $23,097.48.

      Subsequent variable payments will vary based on the net investment return during the year in which the payment is scheduled to be made. A payment will equal the payment made at the end of the prior year only if the net investment return equals 5%. If the net investment return exceeds 5%, then the payment will exceed the prior payment. If the net investment return is less than 5%, then the payment will be less than the prior payment.

      EXPLANATION OF THE COMMUTED VALUE CALCULATION

      A Contract may be fully or partially surrendered for a commuted value while variable income payments under Annuity Option A are being made. (See "Annuity Options.") If the Contract is surrendered, the amount payable will be the commuted value of future payments at the assumed interest rate of 5%, which will be equal to the values shown in the column titled "Annuity Value after Payment," above.

      APPENDIX D

      CONDENSED FINANCIAL INFORMATION

      Sub-Accounts

      The date of inception of each of the Sub-Accounts available in the Contract is August 31, 2020.

      Accumulation Units

      Because no sub-accounts offered under the Contract had commenced operations prior to December 31, 2019, there is no Accumulation Unit value information for the Sub-Accounts.

      APPENDIX E

      EXAMPLE OF SECUREPAY RIDER

      The purpose of the following example is to demonstrate the operation of the SecurePay rider. The example is based on hypothetical Contract Values and transactions and assumes hypothetical positive and negative investment performance of the Variable Account. The example is not representative of past or future performance and is not intended to project or predict future investment results. There is, of course, no assurance that the Variable Account will experience positive investment performance. Actual results may be higher or lower. The example does not reflect the deduction of fees and charges.

      Assumptions:

        Joe, 60 years old on the Issue Date
        Purchased the SecurePay Rider at time of Contract Purchase
        Elected Single Life Coverage
        Began making SecurePay Withdrawals 11 years after the Rider Issue Date
        Because Joe was 71 on the Contract Anniversary when he began taking withdrawals, he received the SecurePay withdrawal rate of 4.55%
Contract Year	End of Year Attained Age	Maximum Allowed Withdrawal Percentage	Purchase Payments	Actual Withdrawals	Annual Withdrawal Amount	Annual Withdrawal Amount Balance	Excess Withdrawal	Hypothetical Contract Value	End of Year Benefit Base
At issue	60		100,000	N/A	—	—	—	100,000	100,000(A)
1	61	3.50%	50,000(B)	—	—	—	—	153,975	153,975
2	62	3.50%	—	—	—	—	—	161,676	161,676
3	63	3.50%	—	—	—	—	—	160,300	161,676
4	64	3.50%	—	—	—	—	—	176,543	176,543
5	65	4.00%	—	—	—	—	—	185,796	185,796
6	66	4.10%	—	—	—	—	—	192,345	192,345
7	67	4.20%	—	—	—	—	—	232,976	232,976
8	68	4.30%	—	10,000(C)	—	—	—	228,630	228,630(D)
9	69	4.40%	—	—	—	—	—	249,675	249,675
10	70	4.50%	—	—	—	—	—	265,498	265,498
11	71R	4.55%	—	12,080	12,080(E)	—	—	256,438	265,498
12	72	4.60%	—	12,080	12,080(E)	—	—	245,854	265,498
13	73	4.65%	—	12,080	12,080(E)	—	—	243,965	265,498
14	74	4.70%	—	5,000	12,080(F)	7,080(F)	—	240,951	265,498
15	75	4.75%	—	12,080	12,080(G)	—	—	236,710	265,498
16	76	4.80%	—	12,080	12,080(G)	—	—	227,843	265,498
17	77	4.75%	—	12,080	12,080(G)	—	—	201,496	265,498
18	78	4.90%	—	50,000	12,080(H)	—	37,920H	161,985	212,347(I)

      (A) The initial Benefit Base is equal to the initial Purchase Payment of $100,000.

      (B) The $50,000 Purchase Payment is added to the current Benefit Base of $100,000 (no purchase payments are allowed beyond the second contract anniversary since SecurePay was purchased). The new Benefit Base is $150,000.

      (C) The Benefit Base is reduced due to the $10,000 withdrawal in the same proportion that the withdrawal reduces the Contract Value. The Benefit Base is reduced by 4.2%. The 4.2% reduction is determined by dividing the withdrawal amount ($10,000) by the Contract Value prior to the withdrawal ($238,630). After the withdrawal, the reduced Benefit Base equals $223,213, which is the prior Benefit Base of $232,976 reduced by 4.2%.

      (D) The recalculated Benefit Base is equal to $228,630. The recalculated Benefit Base is equal to the greatest of: (a) the reduced Benefit Base of $223,213 or (b) the Contract Value on anniversary of $228,630

      (E) For the next three years, Joe takes the full Annual Withdrawal Amount of $13,939. The full Annual Withdrawal Amount of $13,939 is determined by multiplying the Benefit Base ($265,498) by the Maximum Allowed Withdrawal Percentage (5.25%).

      (F) In year 14, Joe only takes $5,000 of the available $13,939. The remaining $8,939 is not carried over to the next year.

      (G) For years 15-17, Joe takes the full Annual Withdrawal Amount of $13,939, which equals the Benefit Base ($265,498) by the Maximum Allowed Withdrawal Percentage (5.25%).

      (H) In year 18, Joe takes a $50,000 withdrawal. Since the Annual Withdrawal Amount is only $13,939, the remaining portion of his withdrawal ($36,061) is considered an Excess Withdrawal.

      (I) At the time of the Excess Withdrawal, the Benefit Base is reduced because the Contract Value minus the non-excess part of the withdrawal ($201,496 - $13,939 = $187,557) is less than the Benefit Base ($265,498). The Benefit Base is reduced in the same proportion that the excess part of the withdrawal reduces the Contract Value less the non-excess part of the withdrawal: 19.2% = ($50,000 - $13,939)/($201,496 - $13,939). After the Excess Withdrawal, the reduced Benefit Base equals $214,451, which is the prior Benefit Base of $265,498 reduced by 19.2%.

      APPENDIX F

      SUPERCEDED RATE SHEET PROSPECTUS SUPPLEMENT INFORMATION

      As of the date of this prospectus, there is no superseded Rate Sheet Prospectus Supplement information.

      If you would like to receive a free Statement of Additional Information for the Contracts offered under this Prospectus, please complete, tear off and return this form to Protective Life – Life and Annuity Division, Customer Service Center at the address shown on the front cover. If you would prefer an electronic copy, please include your email address below to receive a link to view and download the document.

      Please send me a free copy of the Statement of Additional Information for the Protective Investors Benefit Advisory Variable Annuity.

      Name:

      Address

      City, State, Zip

      Daytime Telephone Number

      PROTECTIVE LIFE INSURANCE COMPANY

      P.O. Box 10648
      Birmingham, Alabama 35202-0648
      Telephone: 1-800-456-6330

      STATEMENT OF ADDITIONAL INFORMATION
      PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT
      A FLEXIBLE PREMIUM
      DEFERRED VARIABLE AND FIXED ANNUITY CONTRACT

      This Statement of Additional Information contains information in addition to the information described in the Prospectus for the individual flexible premium deferred variable and fixed annuity contract (the "Contract") offered by Protective Life Insurance Company. This Statement of Additional Information is not a Prospectus. It should be read only in conjunction with the Prospectuses for the Contract and the Funds. The Prospectus for the Contract is dated August 31 2020. You may obtain a copy of the Prospectus by writing or calling us at our address or phone number shown above.

      THE DATE OF THIS STATEMENT OF ADDITIONAL INFORMATION IS AUGUST 31 2020.

      STATEMENT OF ADDITIONAL INFORMATION

Page
SAFEKEEPING OF ACCOUNT ASSETS	1
STATE REGULATION	1
RECORDS AND REPORTS	1
LEGAL MATTERS	1
EXPERTS	1
OTHER INFORMATION	2
FINANCIAL STATEMENTS	2

      SAFEKEEPING OF ACCOUNT ASSETS

      Title to the assets of the Variable Account is held by Protective Life. The assets are kept physically segregated and held separate and apart from the Company's General Account assets and from the assets in any other separate account.

      Records are maintained of all purchases and redemptions of Fund shares held by each of the Sub-Accounts.

      The officers and employees of Protective Life are covered by an insurance company blanket bond issued in the amount of $50 million dollars. The bond insures against dishonest and fraudulent acts of officers and employees.

      STATE REGULATION

      Protective Life is subject to regulation and supervision by the Department of Insurance of the State of Tennessee which periodically examines its affairs. It is also subject to the insurance laws and regulations of all jurisdictions where it is authorized to do business. Where required, a copy of the Contract form has been filed with, and, if applicable, approved by, insurance officials in each jurisdiction where the Contracts are sold. Protective Life is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business for the purposes of determining solvency and compliance with local insurance laws and regulations.

      RECORDS AND REPORTS

      Protective Life will maintain all records and accounts relating to the Variable Account. As presently required by the 1940 Act and regulations promulgated thereunder, reports containing such information as may be required under the Act or by any other applicable law or regulation will be sent to Owner(s) periodically at the last known address.

      LEGAL MATTERS

      Eversheds Sutherland (US) LLP of Washington, D. C. has provided advice on certain matters relating to the federal securities laws.

      EXPERTS

      The financial statements of the subaccounts which comprise The Protective Variable Annuity Separate Account as of December 31, 2019 and for the year then ended, have been included herein in this Statement of Additional Information in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

      The consolidated financial statements of Protective Life Insurance Company as of December 31, 2019 and for the year then ended have been included herein in this Statement of Additional Information in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

      The business address for KPMG LLP is 420 20th Street North, Suite 1800, Birmingham, Alabama 35203.

      The financial statements of the Sub-Accounts of The Protective Variable Annuity Separate Account for the year ended December 31, 2018 included in this SAI have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

      1

      The consolidated financial statements of Protective Life Insurance Company as of December 31, 2018 and for each of the two years in the period ended December 31, 2018 included in this SAI have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

      The principal business address of PricewaterhouseCoopers LLP is 569 Brookwood Village Suite 851, Birmingham, Alabama 35209.

      OTHER INFORMATION

      A registration statement has been filed with the SEC under the Securities Act of 1933, as amended, with respect to the Contracts discussed in this Statement of Additional Information. Not all the information set forth in the registration statement, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC at 100 F Street, N.E., Washington, D.C. 20549.

      FINANCIAL STATEMENTS

      The audited statements of assets and liabilities of the Sub-Accounts of The Protective Variable Annuity Separate Account as of December 31, 2019 and 2018, and the related statements of operations and of changes in net assets for each of the periods presented as well as the Reports of Independent Registered Public Accounting Firms are contained herein.

      The audited consolidated balance sheets for Protective Life as of December 31, 2019 and 2018 and the related consolidated statements of income, comprehensive income (loss), shareowner's equity and cash flows for the three years in the period ended December 31, 2019 as well as the Reports of Independent Registered Public Accounting Firms are contained herein. Protective Life's consolidated financial statements should be considered only as bearing on its ability to meet its obligations under the Contracts. They should not be considered as bearing on the investment performance of the assets held in The Protective Variable Annuity Separate Account.

      Financial Statements follow this page.

      2

      INDEX TO FINANCIAL STATEMENTS

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT
Report of Independent Registered Public Accounting Firm	FSA-2
Statement of Assets and Liabilities as of December 31, 2019	FSA-8
Statement of Operations for the year ended December 31, 2019	FSA-23
Statement of Changes in Net Assets for the year ended December 31, 2019	FSA-38
Statement of Changes in Net Assets for the year ended December 31, 2018	FSA-53
Notes to Financial Statements	FSA-68
PROTECTIVE LIFE INSURANCE COMPANY
Report of Independent Registered Public Accounting Firm	F-1
Consolidated Statements of Income For The Year Ended December 31, 2019, For The Year Ended December 31, 2018, and For The Year Ended December 31, 2017	F-3
Consolidated Statements of Comprehensive Income (Loss) For The Year Ended December 31, 2019, For The Year Ended December 31, 2018, and For The Year Ended December 31, 2017	F-4
Consolidated Balance Sheets as of December 31, 2019 and as of December 31, 2018	F-5
Consolidated Statements of Shareowner's Equity For The Year Ended December 31, 2019, For The Year Ended December 31, 2018, and For The Year Ended December 31, 2017	F-6
Consolidated Statements of Cash Flows For The Year Ended December 31, 2019, For The Year Ended December 31, 2018, and For The Year Ended December 31, 2017	F-7
Notes to Consolidated Financial Statements:	F-8
Financial Statement Schedules:
Schedule III — Supplementary Insurance Information	S-1
Schedule IV — Reinsurance	S-3
Schedule V — Valuation Accounts	S-4

      All other schedules to the consolidated financial statements required by Article 7 of Regulation S-X are not required under the related instructions or are inapplicable and therefore have been omitted.

      FSA-1

      Report of Independent Registered Public Accounting Firm

      To Board of Directors of Protective Life Insurance Company and Contract Owners of The Protective Variable Annuity Separate Account:

      Opinion on the Financial Statements

      We have audited the accompanying statements of assets and liabilities of The Protective Variable Annuity Separate Account (comprised of the subaccounts indicated in Appendix A) (the Separate Account), as of December 31, 2019, the related statements of operations and changes in net assets for the year then ended or period indicated in Appendix A, and the related notes including the financial highlights in Note 6 for the year then ended or period indicated in Appendix A (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of each subaccount as of December 31, 2019, and the results of their operations, changes in their net assets, and financial highlights for the year then ended or period indicated in Appendix A, in conformity with U.S. generally accepted accounting principles. The statements of changes in net assets for the year ended December 31, 2018, were audited by other independent registered public accountants whose report, dated April 22, 2019, expressed an unqualified opinion on that financial statement.

      Basis for Opinion

      These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Separate Account in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

      We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Such procedures also included confirmation of securities owned as of December 31, 2019, by correspondence with the underlying mutual funds or their transfer agents. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

      /s/ KPMG LLP

      We have served as the auditor of one or more of Protective Life Insurance Company's separate accounts since 2019.

      Birmingham, Alabama
      April 27, 2020

      FSA-2

      Appendix A

      Subaccounts

      American Funds Asset Allocation Class 2

      American Funds Asset Allocation Class 4

      American Funds Blue Chip Income & Growth Class 2

      American Funds Blue Chip Income & Growth Class 4

      American Funds Bond Class 4

      American Funds Capital Income Builder Class 4

      American Funds Global Growth Class 2

      American Funds Global Growth Class 4

      American Funds Global Growth & Income Class 4

      American Funds Global Small Capitalization Class 2

      American Funds Global Small Capitalization Class 4

      American Funds Growth Class 2

      American Funds Growth Class 4

      American Funds Growth — Income Class 4

      American Funds International Class 2

      American Funds International Class 4

      American Funds IS Bond Fund Class 2

      American Funds IS Capital Income Builder Class 2

      American Funds IS Global Growth and Income Fund Class 2

      American Funds IS Growth — Income Fund Class 2

      American Funds IS US Government/AAA-Rated Securities Fund Class 2

      American Funds New World Class 2

      American Funds New World Class 4

      American Funds US Government/AAA-Rated Securities Class 4

      Calvert VP SRI Balanced

      ClearBridge Variable Mid Cap Portfolio II

      ClearBridge Variable Small Cap Growth II

      Fidelity Contrafund Portfolio SC2

      Fidelity Equity Income SC2

      Fidelity Freedom Fund — 2015 Maturity SC2

      Fidelity Freedom Fund — 2020 Maturity SC2

      Fidelity Growth Portfolio SC2

      Fidelity Index 500 Portfolio SC2

      Fidelity Investment Grade Bonds SC2

      Fidelity Mid Cap SC2

      Franklin Flex Cap Growth VIP CL 2

      Franklin Income VIP CL 2

      Franklin Mutual Global Discovery VIP CL 2

      Franklin Mutual Shares VIP CL 2

      Franklin Rising Dividend VIP CL 2

      Franklin Small Cap Value VIP CL 2

      Franklin Small-Mid Cap Growth VIP CL 2

      Franklin Strategic Income VIP CL 2

      Franklin US Government Securities VIP CL 2

      Goldman Sachs Global Trends Allocation Fund SC

      Goldman Sachs Large Cap Value

      Goldman Sachs Large Cap Value Fund SC

      Goldman Sachs Mid Cap Value

      Goldman Sachs Mid Cap Value SC

      Goldman Sachs Small Cap Equity Insights

      Goldman Sachs Small Cap Equity Insights SC

      Goldman Sachs Strategic Growth

      Goldman Sachs Strategic Growth SC

      Goldman Sachs International Equity Insights

      Goldman Sachs International Equity Insights SC

      Goldman Sachs US Equity Insights

      Goldman Sachs US Equity Insights SC

      Goldman Sachs VIT Core Fixed Income Fund SC

      Goldman Sachs VIT Growth Opportunities SC

      Guggenheim Floating Rate Strategies (Series F)

      Guggenheim Global Managed Futures Strategy

      Guggenheim Long Short Equity

      Guggenheim Multi-Hedge Strategies

      Invesco Oppenheimer VI Capital Appreciation Fund/VA

      Invesco Oppenheimer VI Capital Appreciation Fund/VA SC

      Invesco Oppenheimer VI Discovery Mid Cap Growth Fund/VA

      Invesco Oppenheimer VI Discovery Mid Cap Growth Fund/VA SC

      Invesco Oppenheimer VI Global Fund/VA

      Invesco Oppenheimer VI Global Fund/VA SC

      Invesco Oppenheimer VI Global Strategic Income Fund/VA

      Invesco Oppenheimer VI Global Strategic Income Fund/VA SC

      Invesco Oppenheimer VI Government Money Fund/VA

      Invesco Oppenheimer VI Main Street Fund/VA

      Invesco Oppenheimer VI Main Street Fund/VA SC

      Invesco VI American Franchise I

      Invesco VI American Franchise II

      Invesco VI American Value II

      Invesco VI Balanced Risk Allocation II

      FSA-3

      Invesco VI Comstock I

      Invesco VI Comstock II

      Invesco VI Equity and Income II

      Invesco VI Global Real Estate II

      Invesco VI Government Securities II

      Invesco VI Growth & Income I

      Invesco VI Growth & Income II

      Invesco VI International Growth II

      Invesco VI Mid-Cap Growth II

      Invesco VI Small Cap Equity II

      Lord Abbett Bond Debenture VC

      Lord Abbett Calibrated Dividend Growth VC

      Lord Abbett Classic Stock VC (1)

      Lord Abbett Growth & Income VC

      Lord Abbett Growth Opportunities VC

      Lord Abbett International Opportunities VC(1)

      Lord Abbett Mid Cap Stock VC

      Lord Abbett Series Fundamental Equity VC

      MFS Growth Series IC

      MFS Growth Series SC

      MFS Investors Trust IC

      MFS Investors Trust SC

      MFS New Discovery IC

      MFS New Discovery SC

      MFS Research IC

      MFS Research SC

      MFS Total Return IC

      MFS Total Return SC

      MFS Utilities IC

      MFS Utilities SC

      MFS VIT Total Return Bond SC

      MFS VIT Value SC

      MFS VIT II Emerging Markets Equity SC

      MFS VIT II International Value SC

      MFS VIT II MA Investors Growth Stock IC

      MFS VIT II MA Investors Growth Stock SC

      Morgan Stanley VIF, Inc. Global Real Estate II

      PIMCO VIT All Asset Advisor

      PIMCO VIT Global Diversified Allocation Portfolio

      PIMCO VIT Long-Term US Government Advisor

      PIMCO VIT Low Duration Advisor

      PIMCO VIT Real Return Advisor

      PIMCO VIT Short-Term Advisor

      PIMCO VIT Total Return Advisor

      Protective Life Dynamic Allocation Series — Conservative

      Protective Life Dynamic Allocation Series — Growth

      Protective Life Dynamic Allocation Series — Moderate

      QS Legg Mason Dynamic Multi-Strategy VIT II

      Royce Capital Fund Micro-Cap SC

      Royce Capital Fund Small-Cap SC

      Rydex Commodities Strategy

      Rydex Inverse Government Long Bond

      Templeton Developing Markets VIP CL 2

      Templeton Foreign VIP CL 2

      Templeton Global Bond VIP Fund CL 2

      Templeton Growth VIP CL 2

      VanEck Global Hard Asset

      (1)  Statement of operations and statement of changes in net assets for the period January 1, 2019 through August 1, 2019 (liquidation date).

      FSA-4

      Report of Independent Registered Public Accounting Firm

      To the Board of Directors of Protective Life Insurance Company and the Contract Owners of Protective Variable Annuity Separate Account

      Opinions on the Financial Statements

      We have audited the accompanying statement of changes in net assets of each of the subaccounts of Protective Variable Annuity Separate Account indicated in the table below for the year ended December 31, 2018, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the changes in net assets of each of the subaccounts in the Protective Variable Annuity Separate Account for the year ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

      American Funds Asset Allocation Class 2

      American Funds Asset Allocation Class 4

      American Funds Blue Chip Income & Growth Class 2

      American Funds Blue Chip Income & Growth Class 4

      American Funds Bond Class 4

      American Funds Capital Income Builder Class 4

      American Funds Global Growth & Income Class 4

      American Funds Global Growth Class 2

      American Funds Global Growth Class 4

      American Funds Global Small Capitalization Class 2

      American Funds Global Small Capitalization Class 4

      American Funds Growth Class 2

      American Funds Growth Class 4

      American Funds Growth-Income Class 4

      American Funds International Class 2

      American Funds International Class 4

      American Funds IS Bond Fund Class 2

      American Funds IS Capital Income Builder Class 2

      American Funds IS Global Growth and Income Fund Class 2

      American Funds IS Growth-Income Fund Class 2

      American Funds IS US Government/AAA-Rated Securities Fund Class 2

      American Funds New World Class 2

      American Funds New World Class 4

      American Funds US Government/AAA-Rated Securities Class 4

      Calvert VP SRI Balanced

      ClearBridge Variable Mid Cap Portfolio II

      ClearBridge Variable Small Cap Growth II

      Fidelity Contrafund Portfolio SC2

      Fidelity Equity Income SC2

      Fidelity Freedom Fund — 2015 Maturity SC2

      Fidelity Freedom Fund — 2020 Maturity SC2

      Fidelity Growth Portfolio SC2

      Fidelity Index 500 Portfolio SC2

      Fidelity Investment Grade Bonds SC2

      Fidelity Mid Cap SC2

      Franklin Flex Cap Growth VIP CL 2

      Franklin Income VIP CL 2

      Franklin Mutual Global Discovery VIP CL 2

      Franklin Mutual Shares VIP CL 2

      Franklin Rising Dividend VIP CL 2

      Franklin Small Cap Value VIP CL 2

      Franklin Small-Mid Cap Growth VIP CL 2

      Franklin Strategic Income VIP CL 2

      Franklin US Government Securities VIP CL 2

      Goldman Sachs Global Trends Allocation Fund SC

      Goldman Sachs International Equity Insights

      Goldman Sachs International Equity Insights SC

      Goldman Sachs Large Cap Value

      Goldman Sachs Large Cap Value Fund SC

      Goldman Sachs Mid Cap Value

      Goldman Sachs Mid Cap Value SC

      Goldman Sachs Small Cap Equity Insights

      Goldman Sachs Small Cap Equity Insights SC

      Goldman Sachs Strategic Growth

      Goldman Sachs Strategic Growth SC

      Goldman Sachs US Equity Insights

      Goldman Sachs US Equity Insights SC

      Goldman Sachs VIT Core Fixed Income Fund SC

      FSA-5

      Goldman Sachs VIT Growth Opportunities SC

      Guggenheim Floating Rate Strategies (Series F)

      Guggenheim Global Managed Futures Strategy

      Guggenheim Long Short Equity

      Guggenheim Multi-Hedge Strategies

      Invesco VI American Franchise I

      Invesco VI American Franchise II

      Invesco VI American Value II

      Invesco VI Balanced Risk Allocation II

      Invesco VI Comstock I

      Invesco VI Comstock II

      Invesco VI Equity and Income II

      Invesco VI Global Real Estate II

      Invesco VI Government Securities II

      Invesco VI Growth & Income I

      Invesco VI Growth & Income II

      Invesco VI International Growth II

      Invesco VI Mid-Cap Growth II

      Invesco VI Small Cap Equity II

      Lord Abbett Bond Debenture VC

      Lord Abbett Calibrated Dividend Growth VC

      Lord Abbett Classic Stock VC

      Lord Abbett Growth & Income VC

      Lord Abbett Growth Opportunities VC

      Lord Abbett International Opportunities VC

      Lord Abbett Mid Cap Stock VC

      Lord Abbett Series Fundamental Equity VC

      MFS Growth Series IC

      MFS Growth Series SC

      MFS Investors Trust IC

      MFS Investors Trust SC

      MFS New Discovery IC

      MFS New Discovery SC

      MFS Research IC

      MFS Research SC

      MFS Total Return IC

      MFS Total Return SC

      MFS Utilities IC

      MFS Utilities SC

      MFS VIT II Emerging Markets Equity SC

      MFS VIT II International Value SC

      MFS VIT II MA Investors Growth Stock IC

      MFS VIT II MA Investors Growth Stock SC

      MFS VIT Total Return Bond SC

      MFS VIT Value SC

      Morgan Stanley VIF, Inc. Global Real Estate II

      Oppenheimer Capital Appreciation Fund/VA

      Oppenheimer Capital Appreciation Fund/VA SC

      Oppenheimer Discovery Mid Cap Growth Fund/VA

      Oppenheimer Discovery Mid Cap Growth Fund/VA SC

      Oppenheimer Global Fund/VA

      Oppenheimer Global Fund/VA SC

      Oppenheimer Global Strategic Income Fund/VA

      Oppenheimer Global Strategic Income Fund/VA SC

      Oppenheimer Government Money Fund/VA

      Oppenheimer Main Street Fund/VA

      Oppenheimer Main Street Fund/VA SC

      PIMCO VIT All Asset Advisor

      PIMCO VIT Global Diversified Allocation Portfolio

      PIMCO VIT Long-Term US Government Advisor

      PIMCO VIT Low Duration Advisor

      PIMCO VIT Real Return Advisor

      PIMCO VIT Short-Term Advisor

      PIMCO VIT Total Return Advisor

      Protective Life Dynamic Allocation Series — Conservative

      Protective Life Dynamic Allocation Series — Growth

      Protective Life Dynamic Allocation Series — Moderate

      QS Legg Mason Dynamic Multi-Strategy VIT II

      Royce Capital Fund Micro-Cap SC

      Royce Capital Fund Small-Cap SC

      Rydex Commodities Strategy

      Rydex Inverse Government Long Bond

      Templeton Developing Markets VIP CL 2

      Templeton Foreign VIP CL 2

      Templeton Global Bond VIP Fund CL 2

      Templeton Growth VIP CL 2

      VanEck Global Hard Asset

      FSA-6

      Basis for Opinions

      These financial statements are the responsibility of the Protective Life Insurance Company's management. Our responsibility is to express an opinion on the financial statements of each of the subaccounts in the Protective Variable Annuity Separate Account based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to each of the subaccounts in the Protective Variable Annuity Separate Account in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

      We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

      Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of investments owned as of December 31, 2018 by correspondence with the transfer agents of the investee mutual funds. We believe that our audits provide a reasonable basis for our opinions.

      /s/ PricewaterhouseCoopers LLP
      Birmingham, Alabama
      April 22, 2019

      We served as the auditor of one or more of the subaccounts in Protective Variable Annuity Separate Account from 1994 to 2019.

      FSA-7

      THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

      STATEMENT OF ASSETS AND LIABILITIES
      As of December 31, 2019
      ($ in thousands, except Fair Value per Share)

	American Funds Insurance Series
	American Funds Asset Allocation Class 2	American Funds Asset Allocation Class 4	American Funds Blue Chip Income & Growth Class 2	American Funds Blue Chip Income & Growth Class 4	American Funds Bond Class 4	American Funds Capital Income Builder Class 4	American Funds Global Growth Class 2	American Funds Global Growth Class 4	American Funds Global Growth & Income Class 4
Assets
Investments in subaccounts at fair value	$79,883	$14,139	$15,902	$1,837	$2,164	$3,369	$71,124	$10,918	$2,390
Receivable from Protective Life Insurance Company	6	1	1	—	2	3	66	1	2
Total Assets	79,889	14,140	15,903	1,837	2,166	3,372	71,190	10,919	2,392
Liabilities
Payable to Protective Life Insurance Company	6	1	1	—	2	3	66	1	2
Net Assets	$79,883	$14,139	$15,902	$1,837	$2,164	$3,369	$71,124	$10,918	$2,390
Analysis of Net Assets
Accumulation period	79,883	14,139	15,902	1,837	2,164	3,369	71,124	10,918	2,390
Annuity period	—	—	—	—	—	—	—	—	—
Net Assets	$79,883	$14,139	$15,902	$1,837	$2,164	$3,369	$71,124	$10,918	$2,390
Units Outstanding	3,490	1,073	1,138	136	201	290	4,697	747	169
Shares Owned in each Portfolio	3,358	597	1,188	138	197	315	2,206	341	153
Fair Value per Share	$23.79	$23.67	$13.39	$13.31	$11.00	$10.71	$32.24	$32.05	$15.63
Investment in Portfolio shares, at Cost	$58,314	$13,268	$15,699	$1,803	$2,100	$3,182	$57,125	$8,928	$2,287

      The accompanying notes are an integral part of these financial statements.
      FSA-8

      THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

      STATEMENT OF ASSETS AND LIABILITIES, CONTINUED
      As of December 31, 2019
      ($ in thousands, except Fair Value per Share)

	American Funds Insurance Series
	American Funds Global Small Capitalization Class 2	American Funds Global Small Capitalization Class 4	American Funds Growth Class 2	American Funds Growth Class 4	American Funds Growth-Income Class 4	American Funds International Class 2	American Funds International Class 4	American Funds IS Bond Fund Class 2	American Funds IS Capital Income Builder Class 2
Assets
Investments in subaccounts at fair value	$2,383	$243	$14,503	$14,786	$7,471	$5,144	$351	$2,829	$2,607
Receivable from Protective Life Insurance Company	2	—	1	—	7	—	—	2	2
Total Assets	2,385	243	14,504	14,786	7,478	5,144	351	2,831	2,609
Liabilities
Payable to Protective Life Insurance Company	2	—	1	1	7	—	—	2	2
Net Assets	$2,383	$243	$14,503	$14,785	$7,471	$5,144	$351	$2,829	$2,607
Analysis of Net Assets
Accumulation period	2,383	243	14,503	14,785	7,471	5,144	351	2,829	2,607
Annuity period	—	—	—	—	—	—	—	—	—
Net Assets	$2,383	$243	$14,503	$14,785	$7,471	$5,144	$351	$2,829	$2,607
Units Outstanding	188	19	824	986	518	420	30	261	225
Shares Owned in each Portfolio	92	9	180	186	151	248	17	257	243
Fair Value per Share	$26.02	$26.16	$80.57	$79.41	$49.52	$20.78	$20.54	$11.02	$10.72
Investment in Portfolio shares, at Cost	$2,155	$207	$12,773	$13,821	$7,271	$4,806	$354	$2,731	$2,458

      The accompanying notes are an integral part of these financial statements.
      FSA-9

      THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

      STATEMENT OF ASSETS AND LIABILITIES, CONTINUED
      As of December 31, 2019
      ($ in thousands, except Fair Value per Share)

	American Funds Insurance Series						Calvert Variable Series, Inc.	Fidelity Variable Insurance Products
	American Funds IS Global Growth and Income Fund Class 2	American Funds IS Growth-Income Fund Class 2	American Funds IS US Government/ AAA-Rated Securities Fund Class 2	American Funds New World Class 2	American Funds New World Class 4	American Funds US Government/ AAA-Rated Securities Class 4	Calvert VP SRI Balanced	Fidelity Contrafund Portfolio SC2	Fidelity Equity Income SC2	Fidelity Freedom Fund - 2015 Maturity SC2
Assets
Investments in subaccounts at fair value	$1,990	$1,582	$586	$4,201	$250	$817	$1,337	$304,719	$6,986	$991
Receivable from Protective Life Insurance Company	1	1	—	—	—	1	—	575	11	—
Total Assets	1,991	1,583	586	4,201	250	818	1,337	305,294	6,997	991
Liabilities
Payable to Protective Life Insurance Company	1	1	—	—	—	1	—	576	11	—
Net Assets	$1,990	$1,582	$586	$4,201	$250	$817	$1,337	$304,718	$6,986	$991
Analysis of Net Assets
Accumulation period	1,990	1,582	586	4,201	250	817	1,337	304,691	6,986	991
Annuity period	—	—	—	—	—	—	—	27	—	—
Net Assets	$1,990	$1,582	$586	$4,201	$250	$817	$1,337	$304,718	$6,986	$991
Units Outstanding	155	114	57	320	19	80	50	11,442	280	53
Shares Owned in each Portfolio	125	32	48	164	10	67	584	8,441	302	76
Fair Value per Share	$15.89	$50.08	$12.21	$25.59	$25.47	$12.22	$2.29	$36.10	$23.10	$13.12
Investment in Portfolio shares, at Cost	$1,924	$1,573	$570	$3,635	$223	$802	$1,234	$237,882	$5,982	$831

      The accompanying notes are an integral part of these financial statements.
      FSA-10

      THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

      STATEMENT OF ASSETS AND LIABILITIES, CONTINUED
      As of December 31, 2019
      ($ in thousands, except Fair Value per Share)

	Fidelity Variable Insurance Products					Franklin Templeton Variable Insurance Products Trust
	Fidelity Freedom Fund - 2020 Maturity SC2	Fidelity Growth Portfolio SC2	Fidelity Index 500 Portfolio SC2	Fidelity Investment Grade Bonds SC2	Fidelity Mid Cap SC2	Franklin Flex Cap Growth VIP CL 2	Franklin Income VIP CL 2	Franklin Mutual Global Discovery VIP CL 2	Franklin Mutual Shares VIP CL 2
Assets
Investments in subaccounts at fair value	$2,659	$3,610	$804,290	$262,913	$323,572	$35,750	$208,678	$2,169	$660,474
Receivable from Protective Life Insurance Company	—	3	104	305	294	84	1,061	2	535
Total Assets	2,659	3,613	804,394	263,218	323,866	35,834	209,739	2,171	661,009
Liabilities
Payable to Protective Life Insurance Company	—	3	104	305	295	84	1,061	2	536
Net Assets	$2,659	$3,610	$804,290	$262,913	$323,571	$35,750	$208,678	$2,169	$660,473
Analysis of Net Assets
Accumulation period	2,659	3,610	804,290	262,911	323,550	35,750	208,652	2,169	660,406
Annuity period	—	—	—	2	21	—	26	—	67
Net Assets	$2,659	$3,610	$804,290	$262,913	$323,571	$35,750	$208,678	$2,169	$660,473
Units Outstanding	136	108	28,900	20,226	14,516	1,372	11,530	192	34,090
Shares Owned in each Portfolio	191	47	2,542	20,492	10,191	4,435	13,116	117	35,113
Fair Value per Share	$13.92	$77.43	$316.37	$12.83	$31.75	$8.06	$15.91	$18.54	$18.81
Investment in Portfolio shares, at Cost	$2,199	$2,153	$648,921	$258,087	$307,283	$37,642	$202,228	$2,206	$617,630

      The accompanying notes are an integral part of these financial statements.
      FSA-11

      THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

      STATEMENT OF ASSETS AND LIABILITIES, CONTINUED
      As of December 31, 2019
      ($ in thousands, except Fair Value per Share)

	Franklin Templeton Variable Insurance Products Trust
	Franklin Rising Dividend VIP CL 2	Franklin Small Cap Value VIP CL 2	Franklin Small-Mid Cap Growth VIP CL 2	Franklin Strategic Income VIP CL 2	Franklin US Government Securities VIP CL 2	Templeton Developing Markets VIP CL 2	Templeton Foreign VIP CL 2	Templeton Global Bond VIP Fund CL 2	Templeton Growth VIP CL 2
Assets
Investments in subaccounts at fair value	$371,083	$49,170	$35,347	$1,741	$449,990	$15,632	$95,813	$284,602	$114,809
Receivable from Protective Life Insurance Company	1,039	30	3	1	474	5	542	91	119
Total Assets	372,122	49,200	35,350	1,742	450,464	15,637	96,355	284,693	114,928
Liabilities
Payable to Protective Life Insurance Company	1,039	30	3	1	475	5	542	91	120
Net Assets	$371,083	$49,170	$35,347	$1,741	$449,989	$15,632	$95,813	$284,602	$114,808
Analysis of Net Assets
Accumulation period	371,083	49,170	35,347	1,741	449,959	15,632	95,812	284,595	114,775
Annuity period	—	—	—	—	30	—	1	7	33
Net Assets	$371,083	$49,170	$35,347	$1,741	$449,989	$15,632	$95,813	$284,602	$114,808
Units Outstanding	14,143	2,009	1,464	162	40,081	1,323	7,284	22,523	7,550
Shares Owned in each Portfolio	13,749	3,267	2,044	165	37,344	1,460	6,878	17,821	10,533
Fair Value per Share	$26.99	$15.05	$17.29	$10.55	$12.05	$10.71	$13.93	$15.97	$10.90
Investment in Portfolio shares, at Cost	$314,596	$49,192	$37,715	$1,755	$488,312	$13,702	$100,491	$328,094	$116,533

      The accompanying notes are an integral part of these financial statements.
      FSA-12

      THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

      STATEMENT OF ASSETS AND LIABILITIES, CONTINUED
      As of December 31, 2019
      ($ in thousands, except Fair Value per Share)

	Goldman Sachs Variable Insurance Trust
	Goldman Sachs Global Trends Allocation Fund SC	Goldman Sachs International Equity Insights	Goldman Sachs International Equity Insights SC	Goldman Sachs Large Cap Value	Goldman Sachs Large Cap Value Fund SC	Goldman Sachs Mid Cap Value	Goldman Sachs Mid Cap Value SC	Goldman Sachs Small Cap Equity Insights	Goldman Sachs Small Cap Equity Insights SC
Assets
Investments in subaccounts at fair value	$7,464	$23,424	$41,920	$39,855	$109,299	$6,248	$154,879	$23,316	$13,000
Receivable from Protective Life Insurance Company	1	163	1,326	320	1,775	101	265	116	593
Total Assets	7,465	23,587	43,246	40,175	111,074	6,349	155,144	23,432	13,593
Liabilities
Payable to Protective Life Insurance Company	1	163	1,326	324	1,775	101	265	117	593
Net Assets	$7,464	$23,424	$41,920	$39,851	$109,299	$6,248	$154,879	$23,315	$13,000
Analysis of Net Assets
Accumulation period	7,464	23,406	41,920	39,710	109,299	6,231	154,879	23,259	13,000
Annuity period	—	18	—	141	—	17	—	56	—
Net Assets	$7,464	$23,424	$41,920	$39,851	$109,299	$6,248	$154,879	$23,315	$13,000
Units Outstanding	604	1,350	3,453	1,202	5,556	179	7,414	424	473
Shares Owned in each Portfolio	607	2,860	5,094	4,337	11,893	385	9,461	1,848	1,039
Fair Value per Share	$12.30	$8.19	$8.23	$9.19	$9.19	$16.22	$16.37	$12.62	$12.51
Investment in Portfolio shares, at Cost	$6,955	$33,282	$39,240	$41,945	$111,083	$5,730	$137,262	$22,922	$8,041
The accompanying notes are an integral part of these financial statements.
FSA-13

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF ASSETS AND LIABILITIES, CONTINUED
As of December 31, 2019
($ in thousands, except Fair Value per Share)

	Goldman Sachs Variable Insurance Trust						Guggenheim Variable Fund
	Goldman Sachs Strategic Growth	Goldman Sachs Strategic Growth SC	Goldman Sachs US Equity Insights	Goldman Sachs US Equity Insights SC	Goldman Sachs VIT Core Fixed Income Fund SC	Goldman Sachs VIT Growth Opportunities SC	Guggenheim Floating Rate Strategies (Series F)	Guggenheim Global Managed Futures Strategy	Guggenheim Long Short Equity
Assets
Investments in subaccounts at fair value	$31,621	$188,489	$27,926	$736	$28,074	$59,658	$5,529	$1,685	$243
Receivable from Protective Life Insurance Company	230	49	103	—	53	20	5	1	—
Total assets	31,851	188,538	28,029	736	28,127	59,678	5,534	1,686	243
Liabilities
Payable to Protective Life Insurance Company	234	49	105	—	53	20	5	1	—
Net assets	$31,617	$188,489	$27,924	$736	$28,074	$59,658	$5,529	$1,685	$243
Analysis of Net Assets
Accumulation period	31,417	188,489	27,842	736	28,074	59,653	5,529	1,685	243
Annuity period	200	—	82	—	—	5	—	—	—
Net assets	$31,617	$188,489	$27,924	$736	$28,074	$59,658	$5,529	$1,685	$243
Units Outstanding	693	6,211	494	22	2,565	2,094	469	168	22
Shares Owned in each Portfolio	2,657	15,826	1,557	41	2,587	5,423	213	101	18
Fair Value per Share	$11.90	$11.91	$17.93	$18.04	$10.85	$11.00	$25.96	$16.63	$13.84
Investment in Portfolio shares, at Cost	$26,028	$177,107	$14,540	$472	$27,633	$82,876	$5,504	$1,819	$262

The accompanying notes are an integral part of these financial statements.
FSA-14

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF ASSETS AND LIABILITIES, CONTINUED
As of December 31, 2019
($ in thousands, except Fair Value per Share)

	Guggenheim Variable Fund	Invesco Variable Insurance Funds
	Guggenheim Multi-Hedge Strategies	Invesco Oppenheimer VI Capital Appreciation Fund/VA	Invesco Oppenheimer VI Capital Appreciation Fund/VA SC	Invesco Oppenheimer VI Discovery Mid Cap Growth Fund/VA	Invesco Oppenheimer VI Discovery Mid Cap Growth Fund/VA SC	Invesco Oppenheimer VI Global Fund/VA	Invesco Oppenheimer VI Global Fund/VA SC	Invesco Oppenheimer VI Global Strategic Income Fund/VA	Invesco Oppenheimer VI Global Strategic Income Fund/VA SC
Assets
Investments in subaccounts at fair value	$728	$8,122	$71,944	$2,580	$892	$8,595	$352,149	$8,565	$309,886
Receivable from Protective Life Insurance Company	1	—	827	—	30	3	154	—	1,442
Total assets	729	8,122	72,771	2,580	922	8,598	352,303	8,565	311,328
Liabilities
Payable to Protective Life Insurance Company	1	1	827	—	30	9	155	1	1,442
Net assets	$728	$8,121	$71,944	$2,580	$892	$8,589	$352,148	$8,564	$309,886
Analysis of Net Assets
Accumulation period	728	8,115	71,935	2,580	892	8,265	352,101	8,531	309,865
Annuity period	—	6	9	—	—	324	47	33	21
Net assets	$728	$8,121	$71,944	$2,580	$892	$8,589	$352,148	$8,564	$309,886
Units Outstanding	70	214	2,644	73	28	170	11,046	367	18,912
Shares Owned in each Portfolio	30	136	1,226	31	11	202	8,395	1,723	60,407
Fair Value per Share	$24.16	$59.77	$58.67	$83.82	$77.70	$42.55	$41.95	$4.97	$5.13
Investment in Portfolio shares, at Cost	$716	$5,595	$58,949	$1,542	$608	$5,754	$284,179	$8,550	$332,821

The accompanying notes are an integral part of these financial statements.
FSA-15

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF ASSETS AND LIABILITIES, CONTINUED
As of December 31, 2019
($ in thousands, except Fair Value per Share)

	Invesco Variable Insurance Funds
	Invesco Oppenheimer VI Government Money Fund/VA	Invesco Oppenheimer VI Main Street Fund/VA	Invesco Oppenheimer VI Main Street Fund/VA SC	Invesco VI American Franchise I	Invesco VI American Franchise II	Invesco VI American Value II	Invesco VI Balanced Risk Allocation II	Invesco VI Comstock I	Invesco VI Comstock II
Assets
Investments in subaccounts at fair value	$330,039	$8,433	$100,516	$6,020	$3,056	$86,258	$77,772	$24,756	$174,629
Receivable from Protective Life Insurance Company	1,199	—	124	—	44	48	10	1	912
Total Assets	331,238	8,433	100,640	6,020	3,100	86,306	77,782	24,757	175,541
Liabilities
Payable to Protective Life Insurance Company	1,110	1	124	—	44	48	10	5	913
Net Assets	$330,128	$8,432	$100,516	$6,020	$3,056	$86,258	$77,772	$24,752	$174,628
Analysis of Net Assets
Accumulation period	330,128	8,413	100,516	6,020	3,056	86,258	77,772	24,711	174,571
Annuity period	—	19	—	—	—	—	—	41	57
Net Assets	$330,128	$8,432	$100,516	$6,020	$3,056	$86,258	$77,772	$24,752	$174,628
Units Outstanding	87,525	265	3,842	423	160	4,204	5,257	693	5,848
Shares Owned in each Portfolio	330,039	286	3,460	90	48	5,480	7,248	1,443	10,218
Fair Value per Share	$1.00	$29.44	$29.05	$67.15	$63.90	$15.74	$10.73	$17.16	$17.09
Investment in Portfolio shares, at Cost	$330,039	$6,317	$95,530	$4,447	$1,393	$84,849	$87,153	$16,805	$137,744

The accompanying notes are an integral part of these financial statements.
FSA-16

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF ASSETS AND LIABILITIES, CONTINUED
As of December 31, 2019
($ in thousands, except Fair Value per Share)

	Invesco Variable Insurance Funds
	Invesco VI Equity and Income II	Invesco VI Global Real Estate II	Invesco VI Government Securities II	Invesco VI Growth & Income I	Invesco VI Growth & Income II	Invesco VI International Growth II	Invesco VI Mid-Cap Growth II	Invesco VI Small Cap Equity II
Assets
Investments in subaccounts at fair value	$255,036	$17,271	$126,241	$28,549	$662,097	$81,640	$39,832	$17,145
Receivable from Protective Life Insurance Company	259	1	1,940	5	215	13	56	1
Total Assets	255,295	17,272	128,181	28,554	662,312	81,653	39,888	17,146
Liabilities
Payable to Protective Life Insurance Company	266	1	1,941	10	221	13	57	1
Net Assets	$255,029	$17,271	$126,240	$28,544	$662,091	$81,640	$39,831	$17,145
Analysis of Net Assets
Accumulation period	254,628	17,271	126,224	28,491	661,759	81,634	39,817	17,145
Annuity period	401	—	16	53	332	6	14	—
Net Assets	$255,029	$17,271	$126,240	$28,544	$662,091	$81,640	$39,831	$17,145
Units Outstanding	11,548	1,150	11,593	923	26,686	5,531	1,696	1,043
Shares Owned in each Portfolio	14,640	971	10,977	1,495	34,738	2,122	7,501	1,033
Fair Value per Share	$17.42	$17.78	$11.50	$19.09	$19.06	$38.48	$5.31	$16.60
Investment in Portfolio shares, at Cost	$228,250	$15,623	$127,317	$24,984	$655,316	$70,643	$31,752	$18,139

The accompanying notes are an integral part of these financial statements.
FSA-17

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF ASSETS AND LIABILITIES, CONTINUED
As of December 31, 2019
($ in thousands, except Fair Value per Share)

	Clayton Street Trust			Legg Mason Partners Variable Equity Trust			Lord Abbett Series Fund, Inc.
	Protective Life Dynamic Allocation Series - Conservative	Protective Life Dynamic Allocation Series - Growth	Protective Life Dynamic Allocation Series - Moderate	ClearBridge Variable Mid Cap Portfolio Class II	ClearBridge Variable Small Cap Growth II	QS Legg Mason Dynamic Multi-Strategy VIT II	Lord Abbett Bond Debenture VC	Lord Abbett Calibrated Dividend Growth VC	Lord Abbett Classic Stock VC
Assets
Investments in subaccounts at fair value	$30,678	$80,870	$200,085	$66,938	$25,189	$25,721	$594,211	$110,320	$—
Receivable from Protective Life Insurance Company	2	63	493	70	27	4	347	299	59
Total Assets	30,680	80,933	200,578	67,008	25,216	25,725	594,558	110,619	59
Liabilities
Payable to Protective Life Insurance Company	2	63	493	70	27	4	347	300	59
Net Assets	$30,678	$80,870	$200,085	$66,938	$25,189	$25,721	$594,211	$110,319	$—
Analysis of Net Assets
Accumulation period	30,678	80,870	200,085	66,936	25,189	25,721	594,166	110,297	—
Annuity period	—	—	—	2	—	—	45	22	—
Net Assets	$30,678	$80,870	$200,085	$66,938	$25,189	$25,721	$594,211	$110,319	$—
Units Outstanding	2,591	6,010	16,122	2,806	847	1,959	31,794	4,068	—
Shares Owned in each Portfolio	2,615	6,031	16,071	2,978	965	1,888	49,190	6,912	—
Fair Value per Share	$11.73	$13.41	$12.45	$22.48	$26.11	$13.62	$12.08	$15.96	$—
Investment in Portfolio shares, at Cost	$28,435	$71,959	$183,460	$50,641	$22,548	$21,505	$598,234	$98,665	$—

The accompanying notes are an integral part of these financial statements.
FSA-18

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF ASSETS AND LIABILITIES, CONTINUED
As of December 31, 2019
($ in thousands, except Fair Value per Share)

	Lord Abbett Series Fund, Inc.					MFS Variable Insurance Trust
	Lord Abbett Growth & Income VC	Lord Abbett Growth Opportunities VC	Lord Abbett International Opportunities VC	Lord Abbett Mid Cap Stock VC	Lord Abbett Series Fundamental Equity VC	MFS Growth Series IC	MFS Growth Series SC	MFS Investors Trust IC	MFS Investors Trust SC
Assets
Investments in subaccounts at fair value	$73,495	$84,520	$—	$56,948	$215,567	$6,358	$52,134	$7,289	$59,600
Receivable from Protective Life Insurance Company	267	631	1,743	785	329	—	28	—	16
Total Assets	73,762	85,151	1,743	57,733	215,896	6,358	52,162	7,289	59,616
Liabilities
Payable to Protective Life Insurance Company	269	631	1,743	786	329	—	28	1	16
Net Assets	$73,493	$84,520	$—	$56,947	$215,567	$6,358	$52,134	$7,288	$59,600
Analysis of Net Assets
Accumulation period	73,433	84,520	—	56,892	215,567	6,352	52,134	7,271	59,600
Annuity period	60	—	—	55	—	6	—	17	—
Net Assets	$73,493	$84,520	$—	$56,947	$215,567	$6,358	$52,134	$7,288	$59,600
Units Outstanding	2,928	2,969	—	2,341	10,094	128	1,368	212	2,022
Shares Owned in each Portfolio	2,126	6,492	—	2,399	13,033	107	918	219	1,819
Fair Value per Share	$34.57	$13.02	$—	$23.74	$16.54	$59.40	$56.82	$33.27	$32.77
Investment in Portfolio shares, at Cost	$49,228	$79,578	$—	$45,612	$212,191	$2,486	$24,045	$4,080	$36,304

The accompanying notes are an integral part of these financial statements.
FSA-19

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF ASSETS AND LIABILITIES, CONTINUED
As of December 31, 2019
($ in thousands, except Fair Value per Share)

	MFS Variable Insurance Trust
	MFS New Discovery IC	MFS New Discovery SC	MFS Research IC	MFS Research SC	MFS Total Return IC	MFS Total Return SC	MFS Utilities IC	MFS Utilities SC	MFS VIT Total Return Bond SC
Assets
Investments in subaccounts at fair value	$2,659	$64,809	$5,675	$3,800	$20,412	$54,427	$2,382	$27,706	$433,095
Receivable from Protective Life Insurance Company	3	533	—	25	1	372	—	92	379
Total Assets	2,662	65,342	5,675	3,825	20,413	54,799	2,382	27,798	433,474
Liabilities
Payable to Protective Life Insurance Company	3	533	1	25	5	372	—	92	380
Net Assets	$2,659	$64,809	$5,674	$3,800	$20,408	$54,427	$2,382	$27,706	$433,094
Analysis of Net Assets
Accumulation period	2,659	64,809	5,663	3,800	20,190	54,415	2,382	27,706	433,079
Annuity period	—	—	11	—	218	12	—	—	15
Net Assets	$2,659	$64,809	$5,674	$3,800	$20,408	$54,427	$2,382	$27,706	$433,094
Units Outstanding	44	1,424	154	116	639	2,126	50	859	33,789
Shares Owned in each Portfolio	131	3,597	192	131	820	2,228	68	802	32,711
Fair Value per Share	$20.28	$18.02	$29.49	$29.05	$24.90	$24.43	$35.18	$34.56	$13.24
Investment in Portfolio shares, at Cost	$1,922	$52,915	$3,692	$2,456	$14,840	$41,557	$1,463	$19,058	$420,885

The accompanying notes are an integral part of these financial statements.
FSA-20

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF ASSETS AND LIABILITIES, CONTINUED
As of December 31, 2019
($ in thousands, except Fair Value per Share)

	MFS Variable Insurance Trust	MFS Variable Insurance Trust II				PIMCO Variable Insurance Trust
	MFS VIT Value SC	MFS VIT II Emerging Markets Equity SC	MFS VIT II International Value SC	MFS VIT II MA Investors Growth Stock IC	MFS VIT II MA Investors Growth Stock SC	PIMCO VIT All Asset Advisor	PIMCO VIT Global Diversified Allocation Portfolio	PIMCO VIT Long-Term US Government Advisor	PIMCO VIT Low Duration Advisor
Assets
Investments in subaccounts at fair value	$205,859	$430	$26,178	$1,845	$39,929	$8,691	$7,332	$21,626	$124,470
Receivable from Protective Life Insurance Company	52	—	1	—	1,854	—	1	11	168
Total Assets	205,911	430	26,179	1,845	41,783	8,691	7,333	21,637	124,638
Liabilities
Payable to Protective Life Insurance Company	53	—	1	—	1,854	—	1	11	168
Net Assets	$205,858	$430	$26,178	$1,845	$39,929	$8,691	$7,332	$21,626	$124,470
Analysis of Net Assets
Accumulation period	205,846	430	26,178	1,845	39,929	8,691	7,332	21,626	124,470
Annuity period	12	—	—	—	—	—	—	—	—
Net Assets	$205,858	$430	$26,178	$1,845	$39,929	$8,691	$7,332	$21,626	$124,470
Units Outstanding	7,799	39	1,290	103	2,201	730	542	1,454	11,779
Shares Owned in each Portfolio	10,032	26	888	82	1,793	796	649	1,676	12,203
Fair Value per Share	$20.52	$16.79	$29.47	$22.58	$22.27	$10.92	$11.30	$12.90	$10.20
Investment in Portfolio shares, at Cost	$128,130	$364	$14,323	$1,466	$31,816	$8,376	$6,636	$20,785	$126,995

The accompanying notes are an integral part of these financial statements.
FSA-21

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF ASSETS AND LIABILITIES, CONTINUED
As of December 31, 2019
($ in thousands, except Fair Value per Share)

	PIMCO Variable Insurance Trust			Royce Capital Fund		Rydex Variable Trust		The Universal Institutional Funds, Inc.	VanEck Worldwide Insurance Trust
	PIMCO VIT Real Return Advisor	PIMCO VIT Short-Term Advisor	PIMCO VIT Total Return Advisor	Royce Capital Fund Micro-Cap SC	Royce Capital Fund Small-Cap SC	Rydex Commodities Strategy	Rydex Inverse Government Long Bond	Morgan Stanley VIF, Inc. Global Real Estate II	VanEck Global Hard Asset
Assets
Investments in subaccounts at fair value	$315,853	$68,362	$770,255	$22,304	$201,760	$10	$7	$7,949	$183
Receivable from Protective Life Insurance Company	491	158	738	15	264	—	—	1	—
Total Assets	316,344	68,520	770,993	22,319	202,024	10	7	7,950	183
Liabilities
Payable to Protective Life Insurance Company	491	158	738	15	264	—	—	1	—
Net Assets	$315,853	$68,362	$770,255	$22,304	$201,760	$10	$7	$7,949	$183
Analysis of Net Assets
Accumulation period	315,853	68,362	770,243	22,304	201,760	10	7	7,948	183
Annuity period	—	—	12	—	—	—	—	1	—
Net Assets	$315,853	$68,362	$770,255	$22,304	$201,760	$10	$7	$7,949	$183
Units Outstanding	28,164	6,567	62,029	1,619	11,393	2	1	506	7
Shares Owned in each Portfolio	24,988	6,624	69,896	2,338	25,189	—	—	736	10
Fair Value per Share	$12.64	$10.32	$11.02	$9.54	$8.01	$81.38	$85.26	$10.80	$19.04
Investment in Portfolio shares, at Cost	$341,496	$67,898	$786,781	$24,437	$234,242	$16	$10	$5,899	$157

The accompanying notes are an integral part of these financial statements.
FSA-22

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2019
($ in thousands)

	American Funds Insurance Series
	American Funds Asset Allocation Class 2	American Funds Asset Allocation Class 4	American Funds Blue Chip Income & Growth Class 2	American Funds Blue Chip Income & Growth Class 4	American Funds Bond Class 4	American Funds Capital Income Builder Class 4	American Funds Global Growth Class 2	American Funds Global Growth Class 4	American Funds Global Growth & Income Class 4
	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019
Investment Income
Dividend income	$1,448	$210	$300	$31	$49	$66	$728	$93	$37
Expenses
Mortality and expense risk and administrative charges	729	123	126	19	19	29	587	119	17
Net investment income (loss)	719	87	174	12	30	37	141	(26)	20
Net Realized and Unrealized Gains (Losses) on Investments
Net realized gain (loss) on redemption of investments	1,275	6	22	3	—	2	316	35	2
Capital gain distributions	3,836	501	1,088	112	—	—	3,589	526	80
Net realized gain (loss) on investments	5,111	507	1,110	115	—	2	3,905	561	82
Net unrealized appreciation (depreciation) on investments	7,700	1,223	1,273	141	89	315	14,688	2,144	320
Net realized and unrealized gain (loss) on investments	12,811	1,730	2,383	256	89	317	18,593	2,705	402
Net Increase (Decrease) In Net Assets Resulting from Operations	$13,530	$1,817	$2,557	$268	$119	$354	$18,734	$2,679	$422

The accompanying notes are an integral part of these financial statements.
FSA-23

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF OPERATIONS, CONTINUED
For the Year Ended December 31, 2019
($ in thousands)

	American Funds Insurance Series
	American Funds Global Small Capitalization Class 2	American Funds Global Small Capitalization Class 4	American Funds Growth Class 2	American Funds Growth Class 4	American Funds Growth- Income Class 4	American Funds International Class 2	American Funds International Class 4	American Funds IS Bond Fund Class 2	American Funds IS Capital Income Builder Class 2
	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019
Investment Income
Dividend income	$3	$—	$99	$71	$102	$70	$4	$70	$69
Expenses
Mortality and expense risk and administrative charges	16	3	116	118	60	41	3	22	21
Net investment income (loss)	(13)	(3)	(17)	(47)	42	29	1	48	48
Net Realized and Unrealized Gains (Losses) on Investments
Net realized gain (loss) on redemption of investments	10	(4)	34	3	(2)	3	—	1	—
Capital gain distributions	111	16	1,325	1,164	646	115	5	—	—
Net realized gain (loss) on investments	121	12	1,359	1,167	644	118	5	1	—
Net unrealized appreciation (depreciation) on investments	344	59	1,924	1,482	479	735	40	142	314
Net realized and unrealized gain (loss) on investments	465	71	3,283	2,649	1,123	853	45	143	314
Net Increase (Decrease) in Net Assets Resulting from Operations	$452	$68	$3,266	$2,602	$1,165	$882	$46	$191	$362

The accompanying notes are an integral part of these financial statements.
FSA-24

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF OPERATIONS, CONTINUED
For the Year Ended December 31, 2019
($ in thousands)

	American Funds Insurance Series						Calvert Variable Series, Inc.	Fidelity Variable Insurance Products
	American Funds IS Global Growth and Income Fund Class 2	American Funds IS Growth- Income Fund Class 2	American Funds IS US Government/ AAA-Rated Securities Fund Class 2	American Funds New World Class 2	American Funds New World Class 4	American Funds US Government/ AAA-Rated Securities Class 4	Calvert VP SRI Balanced	Fidelity Contrafund Portfolio SC2	Fidelity Equity Income SC2
	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019
Investment Income
Dividend income	$27	$24	$11	$36	$2	$14	$20	$544	$119
Expenses
Mortality and expense risk and administrative charges	12	12	4	32	2	8	17	2,922	68
Net investment income (loss)	15	12	7	4	—	6	3	(2,378)	51
Net Realized and Unrealized Gains (Losses) on Investments
Net realized gain (loss) on redemption of investments	2	1	—	6	—	(14)	2	1,792	58
Capital gain distributions	66	128	—	133	4	—	45	18,144	424
Net realized gain (loss) on investments	68	129	—	139	4	(14)	47	19,936	482
Net unrealized appreciation (depreciation) on investments	256	146	14	711	29	16	206	40,976	948
Net realized and unrealized gain (loss) on investments	324	275	14	850	33	2	253	60,912	1,430
Net Increase (Decrease) in Net Assets Resulting from Operations	$339	$287	$21	$854	$33	$8	$256	$58,534	$1,481

The accompanying notes are an integral part of these financial statements.
FSA-25

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF OPERATIONS, CONTINUED
For the Year Ended December 31, 2019
($ in thousands)

	Fidelity Variable Insurance Products						Franklin Templeton Variable Insurance Products Trust
	Fidelity Freedom Fund - 2015 Maturity SC2	Fidelity Freedom Fund - 2020 Maturity SC2	Fidelity Growth Portfolio SC2	Fidelity Index 500 Portfolio SC2	Fidelity Investment Grade Bonds SC2	Fidelity Mid Cap SC2	Franklin Flex Cap Growth VIP CL 2	Franklin Income VIP CL 2	Franklin Mutual Global Discovery VIP CL 2
	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019
Investment Income
Dividend income	$17	$45	$1	$10,760	$6,616	$1,906	$—	$10,963	$26
Expenses
Mortality and expense risk and administrative charges	9	22	31	6,576	2,753	2,305	330	2,135	15
Net investment income (loss)	8	23	(30)	4,184	3,863	(399)	(330)	8,828	11
Net Realized and Unrealized Gains (Losses) on Investments
Net realized gain (loss) on redemption of investments	7	75	36	10,788	365	(15,904)	54	(41)	7
Capital gain distributions	68	134	189	5,105	—	16,402	1,467	3,313	165
Net realized gain (loss) on investments	75	209	225	15,893	365	498	1,521	3,272	172
Net unrealized appreciation (depreciation) on investments	65	195	656	108,448	16,487	20,101	4,621	11,218	127
Net realized and unrealized gain (loss) on investments	140	404	881	124,341	16,852	20,599	6,142	14,490	299
Net Increase (Decrease) in Net Assets Resulting from Operations	$148	$427	$851	$128,525	$20,715	$20,200	$5,812	$23,318	$310

The accompanying notes are an integral part of these financial statements.
FSA-26

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF OPERATIONS, CONTINUED
For the Year Ended December 31, 2019
($ in thousands)

	Franklin Templeton Variable Insurance Products Trust
	Franklin Mutual Shares VIP CL 2	Franklin Rising Dividend VIP CL 2	Franklin Small Cap Value VIP CL 2	Franklin Small-Mid Cap Growth VIP CL 2	Franklin Strategic Income VIP CL 2	Franklin US Government Securities VIP CL 2	Templeton Developing Markets VIP CL 2	Templeton Foreign VIP CL 2
	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019
Investment Income
Dividend income	$11,726	$4,571	$372	$—	$58	$13,622	$62	$1,356
Expenses
Mortality and expense risk and administrative charges	6,163	3,681	455	365	12	4,896	126	846
Net investment income (loss)	5,563	890	(83)	(365)	46	8,726	(64)	510
Net Realized and Unrealized Gains (Losses) on Investments
Net realized gain (loss) on redemption of investments	(2,620)	7,006	(906)	(113)	—	(4,338)	(958)	290
Capital gain distributions	62,698	56,685	5,917	4,738	—	—	—	810
Net realized gain (loss) on investments	60,078	63,691	5,011	4,625	—	(4,338)	(958)	1,100
Net unrealized appreciation (depreciation) on investments	22,420	8,054	2,801	2,088	32	14,974	2,017	7,308
Net realized and unrealized gain (loss) on investments	82,498	71,745	7,812	6,713	32	10,636	1,059	8,408
Net Increase (Decrease) in Net Assets Resulting from Operations	$88,061	$72,635	$7,729	$6,348	$78	$19,362	$995	$8,918

The accompanying notes are an integral part of these financial statements.
FSA-27

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF OPERATIONS, CONTINUED
For the Year Ended December 31, 2019
($ in thousands)

	Franklin Templeton Variable Insurance Products Trust		Goldman Sachs Variable Insurance Trust
	Templeton Global Bond VIP Fund CL 2	Templeton Growth VIP CL 2	Goldman Sachs Global Trends Allocation Fund SC	Goldman Sachs International Equity Insights	Goldman Sachs International Equity Insights SC	Goldman Sachs Large Cap Value	Goldman Sachs Large Cap Value Fund SC	Goldman Sachs Mid Cap Value	Goldman Sachs Mid Cap Value SC
	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019
Investment Income
Dividend income	$20,840	$2,719	$107	$552	$884	$570	$1,296	$48	$816
Expenses
Mortality and expense risk and administrative charges	3,302	1,082	103	243	367	460	1,185	58	1,514
Net investment income (loss)	17,538	1,637	4	309	517	110	111	(10)	(698)
Net Realized and Unrealized Gains (Losses) on Investments
Net realized gain (loss) on redemption of investments	(1,007)	254	49	184	806	335	670	95	1,905
Capital gain distributions	—	18,682	313	1	2	1,363	3,748	223	5,446
Net realized gain (loss) on investments	(1,007)	18,936	362	185	808	1,698	4,418	318	7,351
Net unrealized appreciation (depreciation) on investments	(13,532)	(7,113)	369	3,148	4,715	6,790	19,248	1,265	21,885
Net realized and unrealized gain (loss) on investments	(14,539)	11,823	731	3,333	5,523	8,488	23,666	1,583	29,236
Net Increase (Decrease) in Net Assets Resulting from Operations	$2,999	$13,460	$735	$3,642	$6,040	$8,598	$23,777	$1,573	$28,538
The accompanying notes are an integral part of these financial statements.
FSA-28

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF OPERATIONS, CONTINUED
For the Year Ended December 31, 2019
($ in thousands)

	Goldman Sachs Variable Insurance Trust								Guggenheim Variable Fund
	Goldman Sachs Small Cap Equity Insights	Goldman Sachs Small Cap Equity Insights SC	Goldman Sachs Strategic Growth	Goldman Sachs Strategic Growth SC	Goldman Sachs US Equity Insights	Goldman Sachs US Equity Insights SC	Goldman Sachs VIT Core Fixed Income Fund SC	Goldman Sachs VIT Growth Opportunities SC	Guggenheim Floating Rate Strategies (Series F)
	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019
Investment Income
Dividend income	$109	$27	$86	$85	$337	$7	$707	$—	$180
Expenses
Mortality and expense risk and administrative charges	281	117	356	1,958	367	10	286	667	43
Net investment income (loss)	(172)	(90)	(270)	(1,873)	(30)	(3)	421	(667)	137
Net Realized and Unrealized Gains (Losses) on Investments
Net realized gain (loss) on redemption of investments	274	931	816	2,351	473	3	16	2,000	—
Capital gain distributions	479	271	3,129	18,695	973	26	—	11,450	—
Net realized gain (loss) on investments	753	1,202	3,945	21,046	1,446	29	16	13,450	—
Net unrealized appreciation (depreciation) on investments	4,195	1,914	5,175	23,137	4,361	130	1,668	2,916	143
Net realized and unrealized gain (loss) on investments	4,948	3,116	9,120	44,183	5,807	159	1,684	16,366	143
Net Increase (Decrease) in Net Assets Resulting from Operations	$4,776	$3,026	$8,850	$42,310	$5,777	$156	$2,105	$15,699	$280

The accompanying notes are an integral part of these financial statements.
FSA-29

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF OPERATIONS, CONTINUED
For the Year Ended December 31, 2019
($ in thousands)

	Guggenheim Variable Fund			Invesco Variable Insurance Funds
	Guggenheim Global Managed Futures Strategy	Guggenheim Long Short Equity	Guggenheim Multi-Hedge Strategies	Invesco Oppenheimer VI Capital Appreciation Fund/VA	Invesco Oppenheimer VI Capital Appreciation Fund/VA SC	Invesco Oppenheimer VI Discovery Mid Cap Growth Fund/VA	Invesco Oppenheimer VI Discovery Mid Cap Growth Fund/VA SC	Invesco Oppenheimer VI Global Fund/VA	Invesco Oppenheimer VI Global Fund/VA SC
	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019
Investment Income
Dividend income	$4	$1	$17	$5	$—	$—	$—	$76	$1,963
Expenses
Mortality and expense risk and administrative charges	8	3	7	102	627	36	8	104	3,423
Net investment income (loss)	(4)	(2)	10	(97)	(627)	(36)	(8)	(28)	(1,460)
Net Realized and Unrealized Gains (Losses) on Investments
Net realized gain (loss) on redemption of investments	(2)	49	—	120	2,223	40	27	133	695
Capital gain distributions	—	—	—	736	6,504	324	108	1,199	44,332
Net realized gain (loss) on investments	(2)	49	—	856	8,727	364	135	1,332	45,027
Net unrealized appreciation (depreciation) on investments	(42)	20	18	1,446	7,620	454	117	850	24,806
Net realized and unrealized gain (loss) on investments	(44)	69	18	2,302	16,347	818	252	2,182	69,833
Net Increase (Decrease) in Net Assets Resulting from Operations	$(48)	$67	$28	$2,205	$15,720	$782	$244	$2,154	$68,373

The accompanying notes are an integral part of these financial statements.
FSA-30

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF OPERATIONS, CONTINUED
For the Year Ended December 31, 2019
($ in thousands)

	Invesco Variable Insurance Funds
	Invesco Oppenheimer VI Global Strategic Income Fund/VA	Invesco Oppenheimer VI Global Strategic Income Fund/VA SC	Invesco Oppenheimer VI Government Money Fund/VA	Invesco Oppenheimer VI Main Street Fund/VA	Invesco Oppenheimer VI Main Street Fund/VA SC	Invesco VI American Franchise I	Invesco VI American Franchise II	Invesco VI American Value II	Invesco VI Balanced Risk Allocation II	Invesco VI Comstock I
	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019
Investment Income
Dividend income	$345	$10,971	$20,155	$87	$754	$—	$—	$304	$—	$470
Expenses
Mortality and expense risk and administrative charges	124	3,496	11,616	106	906	68	32	622	1,074	294
Net investment income (loss)	221	7,475	8,539	(19)	(152)	(68)	(32)	(318)	(1,074)	176
Net Realized and Unrealized Gains (Losses) on Investments
Net realized gain (loss) on redemption of investments	(8)	(1,972)	—	138	367	166	243	(3,980)	(122)	287
Capital gain distributions	—	—	—	1,312	14,958	788	446	5,403	—	3,051
Net realized gain (loss) on investments	(8)	(1,972)	—	1,450	15,325	954	689	1,423	(122)	3,338
Net unrealized appreciation (depreciation) on investments	594	23,702	—	678	6,944	830	241	7,636	11,068	1,588
Net realized and unrealized gain (loss) on investments	586	21,730	—	2,128	22,269	1,784	930	9,059	10,946	4,926
Net Increase (Decrease) in Net Assets Resulting from Operations	$807	$29,205	$8,539	$2,109	$22,117	$1,716	$898	$8,741	$9,872	$5,102

The accompanying notes are an integral part of these financial statements.
FSA-31

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF OPERATIONS, CONTINUED
For the Year Ended December 31, 2019
($ in thousands)

	Invesco Variable Insurance Funds
	Invesco VI Comstock II	Invesco VI Equity and Income II	Invesco VI Global Real Estate II	Invesco VI Government Securities II	Invesco VI Growth & Income I	Invesco VI Growth & Income II	Invesco VI International Growth II	Invesco VI Mid-Cap Growth II	Invesco VI Small Cap Equity II
	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019
Investment Income
Dividend income	$2,671	$5,785	$598	$2,820	$508	$8,622	$1,011	$—	$—
Expenses
Mortality and expense risk and administrative charges	1,587	2,347	182	1,189	349	5,376	682	400	114
Net investment income (loss)	1,084	3,438	416	1,631	159	3,246	329	(400)	(114)
Net Realized and Unrealized Gains (Losses) on Investments
Net realized gain (loss) on redemption of investments	(2,473)	(127)	(104)	(100)	(49)	(20,191)	282	717	(345)
Capital gain distributions	20,395	18,032	20	—	3,024	61,000	5,082	5,732	1,898
Net realized gain (loss) on investments	17,922	17,905	(84)	(100)	2,975	40,809	5,364	6,449	1,553
Net unrealized appreciation (depreciation) on investments	9,055	9,221	1,835	4,688	2,747	22,764	8,079	3,212	514
Net realized and unrealized gain (loss) on investments	26,977	27,126	1,751	4,588	5,722	63,573	13,443	9,661	2,067
Net Increase (Decrease) in Net Assets Resulting from Operations	$28,061	$30,564	$2,167	$6,219	$5,881	$66,819	$13,772	$9,261	$1,953

The accompanying notes are an integral part of these financial statements.
FSA-32

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF OPERATIONS, CONTINUED
For the Year Ended December 31, 2019
($ in thousands)

	Clayton Street Trust			Legg Mason Partners Variable Equity Trust			Lord Abbett Series Fund, Inc.
	Protective Life Dynamic Allocation Series - Conservative	Protective Life Dynamic Allocation Series - Growth	Protective Life Dynamic Allocation Series - Moderate	ClearBridge Variable Mid Cap Portfolio Class II	ClearBridge Variable Small Cap Growth II	QS Legg Mason Dynamic Multi-Strategy VIT II	Lord Abbett Bond Debenture VC	Lord Abbett Calibrated Dividend Growth VC	Lord Abbett Classic Stock VC
	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 8/1/2019
Investment Income
Dividend income	$451	$1,034	$2,670	$228	$—	$516	$22,708	$1,634	$100
Expenses
Mortality and expense risk and administrative charges	336	839	1,822	669	254	374	6,580	1,016	132
Net investment income (loss)	115	195	848	(441)	(254)	142	16,128	618	(32)
Net Realized and Unrealized Gains (Losses) on Investments
Net realized gain (loss) on redemption of investments	66	102	98	910	(118)	142	2,612	1,003	(2,522)
Capital gain distributions	536	2,105	1,655	617	2,288	—	—	5,452	3,622
Net realized gain (loss) on investments	602	2,207	1,753	1,527	2,170	142	2,612	6,455	1,100
Net unrealized appreciation (depreciation) on investments	1,768	5,790	14,373	10,616	1,041	3,041	50,495	14,551	1,176
Net realized and unrealized gain (loss) on investments	2,370	7,997	16,126	12,143	3,211	3,183	53,107	21,006	2,276
Net Increase (Decrease) in Net Assets Resulting from Operations	$2,485	$8,192	$16,974	$11,702	$2,957	$3,325	$69,235	$21,624	$2,244

The accompanying notes are an integral part of these financial statements.
FSA-33

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF OPERATIONS, CONTINUED
For the Year Ended December 31, 2019
($ in thousands)

	Lord Abbett Series Fund, Inc.					MFS Variable Insurance Trust
	Lord Abbett Growth & Income VC	Lord Abbett Growth Opportunities VC	Lord Abbett International Opportunities VC	Lord Abbett Mid Cap Stock VC	Lord Abbett Series Fundamental Equity VC	MFS Growth Series IC	MFS Growth Series SC	MFS Investors Trust IC	MFS Investors Trust SC
	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 8/1/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019
Investment Income
Dividend income	$1,159	$—	$192	$504	$2,615	$—	$—	$47	$282
Expenses
Mortality and expense risk and administrative charges	782	749	120	531	2,063	80	507	94	654
Net investment income (loss)	377	(749)	72	(27)	552	(80)	(507)	(47)	(372)
Net Realized and Unrealized Gains (Losses) on Investments
Net realized gain (loss) on redemption of investments	1,668	(294)	1,061	269	(3,154)	137	2,960	263	2,709
Capital gain distributions	4,726	7,677	—	943	5,315	512	4,523	403	3,429
Net realized gain (loss) on investments	6,394	7,383	1,061	1,212	2,161	649	7,483	666	6,138
Net unrealized appreciation (depreciation) on investments	6,918	11,103	1,155	8,158	21,065	1,191	8,252	1,177	9,499
Net realized and unrealized gain (loss) on investments	13,312	18,486	2,216	9,370	23,226	1,840	15,735	1,843	15,637
Net Increase (Decrease) in Net Assets Resulting from Operations	$13,689	$17,737	$2,288	$9,343	$23,778	$1,760	$15,228	$1,796	$15,265

The accompanying notes are an integral part of these financial statements.
FSA-34

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF OPERATIONS, CONTINUED
For the Year Ended December 31, 2019
($ in thousands)

	MFS Variable Insurance Trust
	MFS New Discovery IC	MFS New Discovery SC	MFS Research IC	MFS Research SC	MFS Total Return IC	MFS Total Return SC	MFS Utilities IC	MFS Utilities SC	MFS VIT Total Return Bond SC
	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019
Investment Income
Dividend income	$—	$—	$42	$22	$471	$1,150	$97	$1,056	$14,159
Expenses
Mortality and expense risk and administrative charges	34	719	72	39	257	563	33	328	4,676
Net investment income (loss)	(34)	(719)	(30)	(17)	214	587	64	728	9,483
Net Realized and Unrealized Gains (Losses) on Investments
Net realized gain (loss) on redemption of investments	20	2,416	147	114	484	1,033	200	1,368	(194)
Capital gain distributions	444	12,194	545	380	537	1,471	7	84	—
Net realized gain (loss) on investments	464	14,610	692	494	1,021	2,504	207	1,452	(194)
Net unrealized appreciation (depreciation) on investments	367	7,684	779	532	2,259	6,302	257	3,779	29,178
Net realized and unrealized gain (loss) on investments	831	22,294	1,471	1,026	3,280	8,806	464	5,231	28,984
Net Increase (Decrease) in Net Assets Resulting from Operations	$797	$21,575	$1,441	$1,009	$3,494	$9,393	$528	$5,959	$38,467

The accompanying notes are an integral part of these financial statements.
FSA-35

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF OPERATIONS, CONTINUED
For the Year Ended December 31, 2019
($ in thousands)

	MFS Variable Insurance Trust	MFS Variable Insurance Trust II				PIMCO Variable Insurance Trust
	MFS VIT Value SC	MFS VIT II Emerging Markets Equity SC	MFS VIT II International Value SC	MFS VIT II MA Investors Growth Stock IC	MFS VIT II MA Investors Growth Stock SC	PIMCO VIT All Asset Advisor	PIMCO VIT Global Diversified Allocation Portfolio	PIMCO VIT Long-Term US Government Advisor	PIMCO VIT Low Duration Advisor
	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019
Investment Income
Dividend income	$3,818	$2	$373	$10	$131	$233	$183	$393	$3,338
Expenses
Mortality and expense risk and administrative charges	2,192	5	232	24	365	87	98	235	1,333
Net investment income (loss)	1,626	(3)	141	(14)	(234)	146	85	158	2,005
Net Realized and Unrealized Gains (Losses) on Investments
Net realized gain (loss) on redemption of investments	6,547	8	991	37	2,040	14	42	136	(227)
Capital gain distributions	9,173	14	781	136	3,021	—	—	—	—
Net realized gain (loss) on investments	15,720	22	1,772	173	5,061	14	42	136	(227)
Net unrealized appreciation (depreciation) on investments	32,590	59	3,673	400	8,887	387	1,152	1,893	1,711
Net realized and unrealized gain (loss) on investments	48,310	81	5,445	573	13,948	401	1,194	2,029	1,484
Net Increase (Decrease) in Net Assets Resulting from Operations	$49,936	$78	$5,586	$559	$13,714	$547	$1,279	$2,187	$3,489

The accompanying notes are an integral part of these financial statements.
FSA-36

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF OPERATIONS, CONTINUED
For the Year Ended December 31, 2019
($ in thousands)

	PIMCO Variable Insurance Trust			Royce Capital Fund		Rydex Variable Trust		The Universal Institutional Funds, Inc.	VanEck Worldwide Insurance Trust
	PIMCO VIT Real Return Advisor	PIMCO VIT Short-Term Advisor	PIMCO VIT Total Return Advisor	Royce Capital Fund Micro-Cap SC	Royce Capital Fund Small-Cap SC	Rydex Commodities Strategy	Rydex Inverse Government Long Bond	Morgan Stanley VIF, Inc. Global Real Estate II	VanEck Global Hard Asset
	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019
Investment Income
Dividend income	$5,113	$1,657	$23,189	$—	$814	$—	$—	$205	$—
Expenses
Mortality and expense risk and administrative charges	3,637	798	8,722	155	1,448	—	—	102	3
Net investment income (loss)	1,476	859	14,467	(155)	(634)	—	—	103	(3)
Net Realized and Unrealized Gains (Losses) on Investments
Net realized gain (loss) on redemption of investments	(3,383)	13	(2,082)	(265)	(12,493)	—	—	172	—
Capital gain distributions	—	—	—	2,001	23,501	—	—	384	—
Net realized gain (loss) on investments	(3,383)	13	(2,082)	1,736	11,008	—	—	556	—
Net unrealized appreciation (depreciation) on investments	24,915	203	42,610	646	(4,862)	1	(1)	536	17
Net realized and unrealized gain (loss) on investments	21,532	216	40,528	2,382	6,146	1	(1)	1,092	17
Net Increase (Decrease) in Net Assets Resulting from Operations	$23,008	$1,075	$54,995	$2,227	$5,512	$1	$(1)	$1,195	$14

The accompanying notes are an integral part of these financial statements.
FSA-37

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the Year Ended December 31, 2019
($ in thousands)

	American Funds Insurance Series
	American Funds Asset Allocation Class 2	American Funds Asset Allocation Class 4	American Funds Blue Chip Income & Growth Class 2	American Funds Blue Chip Income & Growth Class 4	American Funds Bond Class 4	American Funds Capital Income Builder Class 4	American Funds Global Growth Class 2	American Funds Global Growth Class 4	American Funds Global Growth & Income Class 4
	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019
From Operations
Net investment income (loss)	$719	$87	$174	$12	$30	$37	$141	$(26)	$20
Net realized gain (loss) on investments	5,111	507	1,110	115	—	2	3,905	561	82
Net unrealized appreciation (depreciation) on investments	7,700	1,223	1,273	141	89	315	14,688	2,144	320
Net increase (decrease) in net assets resulting from operations	13,530	1,817	2,557	268	119	354	18,734	2,679	422
From Variable Annuity Contract Transactions
Contract owners' net payments	791	1,394	1,628	410	185	712	1,798	439	174
Contract maintenance fees	(671)	(62)	(87)	(12)	(9)	(20)	(846)	(94)	(3)
Contract owners' benefits	(7,796)	(586)	(575)	(225)	(48)	(66)	(2,451)	(516)	(42)
Transfer (to) from other portfolios	6,185	4,783	431	220	698	716	(1,607)	754	717
Net increase (decrease) in net assets resulting from variable annuity contract transactions	(1,491)	5,529	1,397	393	826	1,342	(3,106)	583	846
Total increase (decrease) in net assets	12,039	7,346	3,954	661	945	1,696	15,628	3,262	1,268
Net Assets
Beginning of period	67,844	6,793	11,948	1,176	1,219	1,673	55,496	7,656	1,122
End of period	$79,883	$14,139	$15,902	$1,837	$2,164	$3,369	$71,124	$10,918	$2,390

The accompanying notes are an integral part of these financial statements.
FSA-38

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
For the Year Ended December 31, 2019
($ in thousands)

	American Funds Insurance Series
	American Funds Global Small Capitalization Class 2	American Funds Global Small Capitalization Class 4	American Funds Growth Class 2	American Funds Growth Class 4	American Funds Growth- Income Class 4	American Funds International Class 2	American Funds International Class 4	American Funds IS Bond Fund Class 2	American Funds IS Capital Income Builder Class 2
	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019
From Operations
Net investment income (loss)	$(13)	$(3)	$(17)	$(47)	$42	$29	$1	$48	$48
Net realized gain (loss) on investments	121	12	1,359	1,167	644	118	5	1	—
Net unrealized appreciation (depreciation) on investments	344	59	1,924	1,482	479	735	40	142	314
Net increase (decrease) in net assets resulting from operations	452	68	3,266	2,602	1,165	882	46	191	362
From Variable Annuity Contract Transactions
Contract owners' net payments	655	88	1,446	606	562	296	207	389	228
Contract maintenance fees	(8)	—	(81)	(25)	(6)	(19)	—	(9)	(7)
Contract owners' benefits	(32)	(155)	(802)	(517)	(131)	(87)	(109)	(56)	(75)
Transfer (to) from other portfolios	(52)	(28)	(78)	6,416	2,779	201	26	132	38
Net increase (decrease) in net assets resulting from variable annuity contract transactions	563	(95)	485	6,480	3,204	391	124	456	184
Total increase (decrease) in net assets	1,015	(27)	3,751	9,082	4,369	1,273	170	647	546
Net Assets
Beginning of period	1,368	270	10,752	5,703	3,102	3,871	181	2,182	2,061
End of period	$2,383	$243	$14,503	$14,785	$7,471	$5,144	$351	$2,829	$2,607

The accompanying notes are an integral part of these financial statements.
FSA-39

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
For the Year Ended December 31, 2019
($ in thousands)

	American Funds Insurance Series						Calvert Variable Series, Inc.	Fidelity Variable Insurance Products
	American Funds IS Global Growth and Income Fund Class 2	American Funds IS Growth- Income Fund Class 2	American Funds IS US Government/ AAA-Rated Securities Fund Class 2	American Funds New World Class 2	American Funds New World Class 4	American Funds US Government/ AAA-Rated Securities Class 4	Calvert VP SRI Balanced	Fidelity Contrafund Portfolio SC2	Fidelity Equity Income SC2
	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019
From Operations
Net investment income (loss)	$15	$12	$7	$4	$—	$6	$3	$(2,378)	$51
Net realized gain (loss) on investments	68	129	—	139	4	(14)	47	19,936	482
Net unrealized appreciation (depreciation) on investments	256	146	14	711	29	16	206	40,976	948
Net increase (decrease) in net assets resulting from operations	339	287	21	854	33	8	256	58,534	1,481
From Variable Annuity Contract Transactions
Contract owners' net payments	569	195	61	462	148	145	2	4,464	12
Contract maintenance fees	(5)	(4)	(2)	(17)	—	(6)	(1)	(2,964)	(48)
Contract owners' benefits	(1)	(9)	(1)	(110)	(12)	(36)	(59)	(27,016)	(670)
Transfer (to) from other portfolios	62	42	93	68	1	206	(20)	132,746	246
Net increase (decrease) in net assets resulting from variable annuity contract transactions	625	224	151	403	137	309	(78)	107,230	(460)
Total increase (decrease) in net assets	964	511	172	1,257	170	317	178	165,764	1,021
Net Assets
Beginning of period	1,026	1,071	414	2,944	80	500	1,159	138,954	5,965
End of period	$1,990	$1,582	$586	$4,201	$250	$817	$1,337	$304,718	$6,986

The accompanying notes are an integral part of these financial statements.
FSA-40

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
For the Year Ended December 31, 2019
($ in thousands)

	Fidelity Variable Insurance Products						Franklin Templeton Variable Insurance Products Trust
	Fidelity Freedom Fund - 2015 Maturity SC2	Fidelity Freedom Fund - 2020 Maturity SC2	Fidelity Growth Portfolio SC2	Fidelity Index 500 Portfolio SC2	Fidelity Investment Grade Bonds SC2	Fidelity Mid Cap SC2	Franklin Flex Cap Growth VIP CL 2	Franklin Income VIP CL 2	Franklin Mutual Global Discovery VIP CL 2
	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2018	1/1/2019 to 12/31/2018	1/1/2019 to 12/31/2018	1/1/2019 to 12/31/2018
From Operations
Net investment income (loss)	$8	$23	$(30)	$4,184	$3,863	$(399)	$(330)	$8,828	$11
Net realized gain (loss) on investments	75	209	225	15,893	365	498	1,521	3,272	172
Net unrealized appreciation (depreciation) on investments	65	195	656	108,448	16,487	20,101	4,621	11,218	127
Net increase (decrease) in net assets resulting from operations	148	427	851	128,525	20,715	20,200	5,812	23,318	310
From Variable Annuity Contract Transactions
Contract owners' net payments	1	2	2	45,990	3,521	5,618	632	2,214	661
Contract maintenance fees	(8)	(18)	(11)	(3,035)	(3,276)	(2,282)	(300)	(1,862)	(5)
Contract owners' benefits	(107)	(358)	(283)	(35,114)	(23,081)	(23,082)	(2,896)	(21,022)	(47)
Transfer (to) from other portfolios	39	316	428	456,928	5,572	191,464	18,125	76,470	103
Net increase (decrease) in net assets resulting from variable annuity contract transactions	(75)	(58)	136	464,769	(17,264)	171,718	15,561	55,800	712
Total increase (decrease) in net assets	73	369	987	593,294	3,451	191,918	21,373	79,118	1,022
Net Assets
Beginning of period	918	2,290	2,623	210,996	259,462	131,653	14,377	129,560	1,147
End of period	$991	$2,659	$3,610	$804,290	$262,913	$323,571	$35,750	$208,678	$2,169

The accompanying notes are an integral part of these financial statements.
FSA-41

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
For the Year Ended December 31, 2019
($ in thousands)

	Franklin Templeton Variable Insurance Products Trust
	Franklin Mutual Shares VIP CL 2	Franklin Rising Dividend VIP CL 2	Franklin Small Cap Value VIP CL 2	Franklin Small-Mid Cap Growth VIP CL 2	Franklin Strategic Income VIP CL 2	Franklin US Government Securities VIP CL 2	Templeton Developing Markets VIP CL 2	Templeton Foreign VIP CL 2
	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019
From Operations
Net investment income (loss)	$5,563	$890	$(83)	$(365)	$46	$8,726	$(64)	$510
Net realized gain (loss) on investments	60,078	63,691	5,011	4,625	—	(4,338)	(958)	1,100
Net unrealized appreciation (depreciation) on investments	22,420	8,054	2,801	2,088	32	14,974	2,017	7,308
Net increase (decrease) in net assets resulting from operations	88,061	72,635	7,729	6,348	78	19,362	995	8,918
From Variable Annuity Contract Transactions
Contract owners' net payments	3,281	4,252	680	568	182	2,370	253	460
Contract maintenance fees	(6,853)	(3,812)	(400)	(317)	(2)	(5,977)	(106)	(837)
Contract owners' benefits	(63,408)	(39,488)	(5,016)	(3,299)	(22)	(50,788)	(915)	(9,893)
Transfer (to) from other portfolios	246,416	131,843	13,849	16,218	448	(6,831)	13,298	19,783
Net increase (decrease) in net assets resulting from variable annuity contract transactions	179,436	92,795	9,113	13,170	606	(61,226)	12,530	9,513
Total increase (decrease) in net assets	267,497	165,430	16,842	19,518	684	(41,864)	13,525	18,431
Net Assets
Beginning of period	392,976	205,653	32,328	15,829	1,057	491,853	2,107	77,382
End of period	$660,473	$371,083	$49,170	$35,347	$1,741	$449,989	$15,632	$95,813

The accompanying notes are an integral part of these financial statements.
FSA-42

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
For the Year Ended December 31, 2019
($ in thousands)

	Franklin Templeton Variable Insurance Products Trust		Goldman Sachs Variable Insurance Trust
	Templeton Global Bond VIP Fund CL 2	Templeton Growth VIP CL 2	Goldman Sachs Global Trends Allocation Fund SC	Goldman Sachs International Equity Insights	Goldman Sachs International Equity Insights SC	Goldman Sachs Large Cap Value	Goldman Sachs Large Cap Value Fund SC	Goldman Sachs Mid Cap Value	Goldman Sachs Mid Cap Value SC
	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019
From Operations
Net investment income (loss)	$17,538	$1,637	$4	$309	$517	$110	$111	$(10)	$(698)
Net realized gain (loss) on investments	(1,007)	18,936	362	185	808	1,698	4,418	318	7,351
Net unrealized appreciation (depreciation) on investments	(13,532)	(7,113)	369	3,148	4,715	6,790	19,248	1,265	21,885
Net increase (decrease) in net assets resulting from operations	2,999	13,460	735	3,642	6,040	8,598	23,777	1,573	28,538
From Variable Annuity Contract Transactions
Contract owners' net payments	1,508	526	164	351	338	599	200	18	776
Contract maintenance fees	(3,747)	(925)	(100)	(93)	(477)	(55)	(1,352)	(8)	(1,832)
Contract owners' benefits	(30,322)	(12,349)	(1,016)	(2,707)	(4,434)	(5,314)	(13,260)	(683)	(14,045)
Transfer (to) from other portfolios	5,031	21,003	579	274	2,429	(1,282)	(3,700)	(33)	81,741
Net increase (decrease) in net assets resulting from variable annuity contract transactions	(27,530)	8,255	(373)	(2,175)	(2,144)	(6,052)	(18,112)	(706)	66,640
Total increase (decrease) in net assets	(24,531)	21,715	362	1,467	3,896	2,546	5,665	867	95,178
Net Assets
Beginning of period	309,133	93,093	7,102	21,957	38,024	37,305	103,634	5,381	59,701
End of period	$284,602	$114,808	$7,464	$23,424	$41,920	$39,851	$109,299	$6,248	$154,879

The accompanying notes are an integral part of these financial statements.
FSA-43

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
For the Year Ended December 31, 2019
($ in thousands)

	Goldman Sachs Variable Insurance Trust								Guggenheim Variable Fund
	Goldman Sachs Small Cap Equity Insights	Goldman Sachs Small Cap Equity Insights SC	Goldman Sachs Strategic Growth	Goldman Sachs Strategic Growth SC	Goldman Sachs US Equity Insights	Goldman Sachs US Equity Insights SC	Goldman Sachs VIT Core Fixed Income Fund SC	Goldman Sachs VIT Growth Opportunities SC	Guggenheim Floating Rate Strategies (Series F)
	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019
From Operations
Net investment income (loss)	$(172)	$(90)	$(270)	$(1,873)	$(30)	$(3)	$421	$(667)	$137
Net realized gain (loss) on investments	753	1,202	3,945	21,046	1,446	29	16	13,450	—
Net unrealized appreciation (depreciation) on investments	4,195	1,914	5,175	23,137	4,361	130	1,668	2,916	143
Net increase (decrease) in net assets resulting from operations	4,776	3,026	8,850	42,310	5,777	156	2,105	15,699	280
From Variable Annuity Contract Transactions
Contract owners' net payments	320	23	49	1,053	341	1	289	505	17
Contract maintenance fees	(41)	(182)	(51)	(2,184)	(15)	(10)	(402)	(611)	(3)
Contract owners' benefits	(2,919)	(1,710)	(3,835)	(18,722)	(3,457)	(83)	(1,427)	(7,302)	(148)
Transfer (to) from other portfolios	(185)	(2,190)	(1,070)	70,078	(500)	(25)	209	3,947	1,324
Net increase (decrease) in net assets resulting from variable annuity contract transactions	(2,825)	(4,059)	(4,907)	50,225	(3,631)	(117)	(1,331)	(3,461)	1,190
Total increase (decrease) in net assets	1,951	(1,033)	3,943	92,535	2,146	39	774	12,238	1,470
Net Assets
Beginning of period	21,364	14,033	27,674	95,954	25,778	697	27,300	47,420	4,059
End of period	$23,315	$13,000	$31,617	$188,489	$27,924	$736	$28,074	$59,658	$5,529
The accompanying notes are an integral part of these financial statements.
FSA-44

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
For the Year Ended December 31, 2019
($ in thousands)

	Guggenheim Variable Fund			Invesco Variable Insurance Funds
	Guggenheim Global Managed Futures Strategy	Guggenheim Long Short Equity	Guggenheim Multi-Hedge Strategies	Invesco Oppenheimer VI Capital Appreciation Fund/VA	Invesco Oppenheimer VI Capital Mid Cap Appreciation Fund/VA SC	Invesco Oppenheimer VI Discovery Mid Cap Growth Fund/VA	Invesco Oppenheimer VI Discovery Growth Fund/VA SC	Invesco Oppenheimer VI Global Fund/VA	Invesco Oppenheimer VI Global Fund/VA SC
	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019
From Operations
Net investment income (loss)	$(4)	$(2)	$10	$(97)	$(627)	$(36)	$(8)	$(28)	$(1,460)
Net realized gain (loss) on investments	(2)	49	—	856	8,727	364	135	1,332	45,027
Net unrealized appreciation (depreciation) on investments	(42)	20	18	1,446	7,620	454	117	850	24,806
Net increase (decrease) in net assets resulting from operations	(48)	67	28	2,205	15,720	782	244	2,154	68,373
From Variable Annuity Contract Transactions
Contract owners' net payments	—	—	9	21	463	6	1	25	1,913
Contract maintenance fees	—	—	(1)	(3)	(799)	(1)	(6)	(2)	(3,495)
Contract owners' benefits	(26)	(9)	(6)	(778)	(5,582)	(374)	(123)	(903)	(35,954)
Transfer (to) from other portfolios	1,396	(124)	(14)	(9)	33,284	(66)	124	(202)	116,755
Net increase (decrease) in net assets resulting from variable annuity contract transactions	1,370	(133)	(12)	(769)	27,366	(435)	(4)	(1,082)	79,219
Total increase (decrease) in net assets	1,322	(66)	16	1,436	43,086	347	240	1,072	147,592
Net Assets
Beginning of period	363	309	712	6,685	28,858	2,233	652	7,517	204,556
End of period	$1,685	$243	$728	$8,121	$71,944	$2,580	$892	$8,589	$352,148

The accompanying notes are an integral part of these financial statements.
FSA-45

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
For the Year Ended December 31, 2019
($ in thousands)

	Invesco Variable Insurance Funds
	Invesco Oppenheimer VI Global Strategic Income Fund/VA	Invesco Oppenheimer VI Global Strategic Income Fund/VA SC	Invesco Oppenheimer VI Government Money Fund/VA	Invesco Oppenheimer VI Main Street Fund/VA	Invesco Oppenheimer VI Main Street Fund/VA SC	Invesco VI American Franchise I	Invesco VI American Franchise II	Invesco VI American Value II	Invesco VI Balanced Risk Allocation II	Invesco VI Comstock I
	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019
From Operations
Net investment income (loss)	$221	$7,475	$8,539	$(19)	$(152)	$(68)	$(32)	$(318)	$(1,074)	$176
Net realized gain (loss) on investments	(8)	(1,972)	—	1,450	15,325	954	689	1,423	(122)	3,338
Net unrealized appreciation (depreciation) on investments	594	23,702	—	678	6,944	830	241	7,636	11,068	1,588
Net increase (decrease) in net assets resulting from operations	807	29,205	8,539	2,109	22,117	1,716	898	8,741	9,872	5,102
From Variable Annuity Contract Transactions
Contract owners' net payments	54	922	1,938	5	2,049	26	3	1,189	514	193
Contract maintenance fees	(4)	(3,992)	(14,219)	(3)	(1,208)	(2)	(11)	(782)	(1,015)	(8)
Contract owners' benefits	(1,234)	(36,427)	(110,003)	(908)	(5,747)	(719)	(610)	(4,601)	(8,571)	(2,791)
Transfer (to) from other portfolios	(157)	(6,988)	(2,525,512)	(40)	18,121	(162)	(54)	35,544	630	(398)
Net increase (decrease) in net assets resulting from variable annuity contract transactions	(1,341)	(46,485)	(2,647,796)	(946)	13,215	(857)	(672)	31,350	(8,442)	(3,004)
Total increase (decrease) in net assets	(534)	(17,280)	(2,639,257)	1,163	35,332	859	226	40,091	1,430	2,098
Net Assets
Beginning of period	9,098	327,166	2,969,385	7,269	65,184	5,161	2,830	46,167	76,342	22,654
End of period	$8,564	$309,886	$330,128	$8,432	$100,516	$6,020	$3,056	$86,258	$77,772	$24,752

The accompanying notes are an integral part of these financial statements.
FSA-46

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
For the Year Ended December 31, 2019
($ in thousands)

	Invesco Variable Insurance Funds
	Invesco VI Comstock II	Invesco VI Equity and Income II	Invesco VI Global Real Estate II	Invesco VI Government Securities II	Invesco VI Growth & Income I	Invesco VI Growth & Income II	Invesco VI International Growth II	Invesco VI Mid-Cap Growth II	Invesco VI Small Cap Equity II
	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019
From Operations
Net investment income (loss)	$1,084	$3,438	$416	$1,631	$159	$3,246	$329	$(400)	$(114)
Net realized gain (loss) on investments	17,922	17,905	(84)	(100)	2,975	40,809	5,364	6,449	1,553
Net unrealized appreciation (depreciation) on investments	9,055	9,221	1,835	4,688	2,747	22,764	8,079	3,212	514
Net increase (decrease) in net assets resulting from operations	28,061	30,564	2,167	6,219	5,881	66,819	13,772	9,261	1,953
From Variable Annuity Contract Transactions
Contract owners' net payments	1,776	1,732	142	1,537	269	2,670	478	700	632
Contract maintenance fees	(1,317)	(2,494)	(165)	(1,630)	(8)	(6,218)	(805)	(351)	(96)
Contract owners' benefits	(18,466)	(22,558)	(1,159)	(11,100)	(3,263)	(56,543)	(5,818)	(3,765)	(911)
Transfer (to) from other portfolios	38,532	110,479	10,936	(3,511)	(389)	363,862	43,587	8,166	8,117
Net increase (decrease) in net assets resulting from variable annuity contract transactions	20,525	87,159	9,754	(14,704)	(3,391)	303,771	37,442	4,750	7,742
Total increase (decrease) in net assets	48,586	117,723	11,921	(8,485)	2,490	370,590	51,214	14,011	9,695
Net Assets
Beginning of period	126,042	137,306	5,350	134,725	26,054	291,501	30,426	25,820	7,450
End of period	$174,628	$255,029	$17,271	$126,240	$28,544	$662,091	$81,640	$39,831	$17,145

The accompanying notes are an integral part of these financial statements.
FSA-47

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
For the Year Ended December 31, 2019
($ in thousands)

	Clayton Street Trust			Legg Mason Partners Variable Equity Trust			Lord Abbett Series Fund, Inc.
	Protective Life Dynamic Allocation Series - Conservative	Protective Life Dynamic Allocation Series - Growth	Protective Life Dynamic Allocation Series - Moderate	ClearBridge Variable Mid Cap Portfolio Class II	ClearBridge Variable Small Cap Growth II	QS Legg Mason Dynamic Multi-Strategy VIT II	Lord Abbett Bond Debenture VC	Lord Abbett Calibrated Dividend Growth VC	Lord Abbett Classic Stock VC
	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 8/1/2019
From Operations
Net investment income (loss)	$115	$195	$848	$(441)	$(254)	$142	$16,128	$618	$(32)
Net realized gain (loss) on investments	602	2,207	1,753	1,527	2,170	142	2,612	6,455	1,100
Net unrealized appreciation (depreciation) on investments	1,768	5,790	14,373	10,616	1,041	3,041	50,495	14,551	1,176
Net increase (decrease) in net assets resulting from operations	2,485	8,192	16,974	11,702	2,957	3,325	69,235	21,624	2,244
From Variable Annuity Contract Transactions
Contract owners' net payments	2,111	2,787	18,564	261	332	10	3,530	1,554	23
Contract maintenance fees	(318)	(180)	(2,485)	(734)	(240)	(388)	(7,673)	(1,126)	(149)
Contract owners' benefits	(2,665)	(3,761)	(8,010)	(6,376)	(2,614)	(1,855)	(61,407)	(7,573)	(1,532)
Transfer (to) from other portfolios	1,810	3,378	12,114	36,981	12,449	(720)	(1,601)	17,773	(12,443)
Net increase (decrease) in net assets resulting from variable annuity contract transactions	938	2,224	20,183	30,132	9,927	(2,953)	(67,151)	10,628	(14,101)
Total increase (decrease) in net assets	3,423	10,416	37,157	41,834	12,884	372	2,084	32,252	(11,857)
Net Assets
Beginning of period	27,255	70,454	162,928	25,104	12,305	25,349	592,127	78,067	11,857
End of period	$30,678	$80,870	$200,085	$66,938	$25,189	$25,721	$594,211	$110,319	$—

The accompanying notes are an integral part of these financial statements.
FSA-48

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
For the Year Ended December 31, 2019
($ in thousands)

	Lord Abbett Series Fund, Inc.					MFS Variable Insurance Trust
	Lord Abbett Growth & Income VC	Lord Abbett Growth Opportunities VC	Lord Abbett International Opportunities VC	Lord Abbett Mid Cap Stock VC	Lord Abbett Series Fundamental Equity VC	MFS Growth Series IC	MFS Growth Series SC	MFS Investors Trust IC	MFS Investors Trust SC
	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 8/1/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019
From Operations
Net investment income (loss)	$377	$(749)	$72	$(27)	$552	$(80)	$(507)	$(47)	$(372)
Net realized gain (loss) on investments	6,394	7,383	1,061	1,212	2,161	649	7,483	666	6,138
Net unrealized appreciation (depreciation) on investments	6,918	11,103	1,155	8,158	21,065	1,191	8,252	1,177	9,499
Net increase (decrease) in net assets resulting from operations	13,689	17,737	2,288	9,343	23,778	1,760	15,228	1,796	15,265
From Variable Annuity Contract Transactions
Contract owners' net payments	488	553	27	620	688	17	175	7	241
Contract maintenance fees	(394)	(1,026)	(150)	(319)	(2,476)	(2)	(365)	(2)	(533)
Contract owners' benefits	(7,948)	(6,654)	(1,624)	(5,797)	(19,825)	(565)	(6,326)	(796)	(7,401)
Transfer (to) from other portfolios	(225)	43,863	(21,259)	6,208	111,280	158	(738)	(56)	(2,433)
Net increase (decrease) in net assets resulting from variable annuity contract transactions	(8,079)	36,736	(23,006)	712	89,667	(392)	(7,254)	(847)	(10,126)
Total increase (decrease) in net assets	5,610	54,473	(20,718)	10,055	113,445	1,368	7,974	949	5,139
Net Assets
Beginning of period	67,883	30,047	20,718	46,892	102,122	4,990	44,160	6,339	54,461
End of period	$73,493	$84,520	$—	$56,947	$215,567	$6,358	$52,134	$7,288	$59,600

The accompanying notes are an integral part of these financial statements.
FSA-49

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
For the Year Ended December 31, 2019
($ in thousands)

	MFS Variable Insurance Trust
	MFS New Discovery IC	MFS New Discovery SC	MFS Research IC	MFS Research SC	MFS Total Return IC	MFS Total Return SC	MFS Utilities IC	MFS Utilities SC	MFS VIT Total Return Bond SC
	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019
From Operations
Net investment income (loss)	$(34)	$(719)	$(30)	$(17)	$214	$587	$64	$728	$9,483
Net realized gain (loss) on investments	464	14,610	692	494	1,021	2,504	207	1,452	(194)
Net unrealized appreciation (depreciation) on investments	367	7,684	779	532	2,259	6,302	257	3,779	29,178
Net increase (decrease) in net assets resulting from operations	797	21,575	1,441	1,009	3,494	9,393	528	5,959	38,467
From Variable Annuity Contract Transactions
Contract owners' net payments	11	223	5	5	275	283	14	177	1,730
Contract maintenance fees	(1)	(694)	(3)	(25)	(6)	(348)	(1)	(269)	(5,365)
Contract owners' benefits	(250)	(8,201)	(541)	(672)	(2,846)	(6,924)	(394)	(4,186)	(52,822)
Transfer (to) from other portfolios	51	(6,530)	(97)	63	(80)	(479)	(220)	(1,563)	(13,028)
Net increase (decrease) in net assets resulting from variable annuity contract transactions	(189)	(15,202)	(636)	(629)	(2,657)	(7,468)	(601)	(5,841)	(69,485)
Total increase (decrease) in net assets	608	6,373	805	380	837	1,925	(73)	118	(31,018)
Net Assets
Beginning of period	2,051	58,436	4,869	3,420	19,571	52,502	2,455	27,588	464,112
End of period	$2,659	$64,809	$5,674	$3,800	$20,408	$54,427	$2,382	$27,706	$433,094

The accompanying notes are an integral part of these financial statements.
FSA-50

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
For the Year Ended December 31, 2019
($ in thousands)

	MFS Variable Insurance Trust	MFS Variable Insurance Trust II				PIMCO Variable Insurance Trust
	MFS VIT Value SC	MFS VIT II Emerging Markets Equity SC	MFS VIT II International Value SC	MFS VIT II MA Investors Growth Stock IC	MFS VIT II MA Investors Growth Stock SC	PIMCO VIT All Asset Advisor	PIMCO VIT Global Diversified Allocation Portfolio	PIMCO VIT Long-Term US Government Advisor	PIMCO VIT Low Duration Advisor
	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019
From Operations
Net investment income (loss)	$1,626	$(3)	$141	$(14)	$(234)	$146	$85	$158	$2,005
Net realized gain (loss) on investments	15,720	22	1,772	173	5,061	14	42	136	(227)
Net unrealized appreciation (depreciation) on investments	32,590	59	3,673	400	8,887	387	1,152	1,893	1,711
Net increase (decrease) in net assets resulting from operations	49,936	78	5,586	559	13,714	547	1,279	2,187	3,489
From Variable Annuity Contract Transactions
Contract owners' net payments	1,066	1	112	1	68	892	131	220	1,979
Contract maintenance fees	(1,848)	(2)	(128)	—	(490)	(84)	(94)	(247)	(1,634)
Contract owners' benefits	(26,253)	(69)	(2,468)	(253)	(4,733)	(980)	(651)	(1,681)	(11,017)
Transfer (to) from other portfolios	(5,445)	(27)	(826)	2	(9,185)	6,550	260	2,661	5,746
Net increase (decrease) in net assets resulting from variable annuity contract transactions	(32,480)	(97)	(3,310)	(250)	(14,340)	6,378	(354)	953	(4,926)
Total increase (decrease) in net assets	17,456	(19)	2,276	309	(626)	6,925	925	3,140	(1,437)
Net Assets
Beginning of period	188,402	449	23,902	1,536	40,555	1,766	6,407	18,486	125,907
End of period	$205,858	$430	$26,178	$1,845	$39,929	$8,691	$7,332	$21,626	$124,470

The accompanying notes are an integral part of these financial statements.
FSA-51

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
For the Year Ended December 31, 2019
($ in thousands)

	PIMCO Variable Insurance Trust			Royce Capital Fund		Rydex Variable Trust		The Universal Institutional Funds, Inc.	VanEck Worldwide Insurance Trust
	PIMCO VIT Real Return Advisor	PIMCO VIT Short-Term Advisor	PIMCO VIT Total Return Advisor	Royce Capital Fund Micro-Cap SC	Royce Capital Fund Small-Cap SC	Rydex Commodities Strategy	Rydex Inverse Government Long Bond	Morgan Stanley VIF, Inc. Global Real Estate II	VanEck Global Hard Asset
	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019
From Operations
Net investment income (loss)	$1,476	$859	$14,467	$(155)	$(634)	$—	$—	$103	$(3)
Net realized gain (loss) on investments	(3,383)	13	(2,082)	1,736	11,008	—	—	556	—
Net unrealized appreciation (depreciation) on investments	24,915	203	42,610	646	(4,862)	1	(1)	536	17
Net increase (decrease) in net assets resulting from operations	23,008	1,075	54,995	2,227	5,512	1	(1)	1,195	14
From Variable Annuity Contract Transactions
Contract owners' net payments	1,071	657	5,195	36	947	—	—	10	—
Contract maintenance fees	(4,525)	(869)	(10,168)	(155)	(1,604)	—	—	(96)	—
Contract owners' benefits	(33,900)	(9,593)	(83,716)	(1,879)	(15,165)	—	—	(1,043)	—
Transfer (to) from other portfolios	(6,956)	4,935	(9,489)	11,189	127,540	—	1	617	29
Net increase (decrease) in net assets resulting from variable annuity contract transactions	(44,310)	(4,870)	(98,178)	9,191	111,718	—	1	(512)	29
Total increase (decrease) in net assets	(21,302)	(3,795)	(43,183)	11,418	117,230	1	—	683	43
Net Assets
Beginning of period	337,155	72,157	813,438	10,886	84,530	9	7	7,266	140
End of period	$315,853	$68,362	$770,255	$22,304	$201,760	$10	$7	$7,949	$183

The accompanying notes are an integral part of these financial statements.
FSA-52

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the Year Ended December 31, 2018
($ in thousands)

	American Funds Insurance Series
	American Funds Asset Allocation Class 2	American Funds Asset Allocation Class 4	American Funds Blue Chip Income & Growth Class 2	American Funds Blue Chip Income & Growth Class 4	American Funds Bond Class 4	American Funds Capital Income Builder Class 4	American Funds Global Growth Class 2	American Funds Global Growth Class 4	American Funds Global Growth & Income Class 4
	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018
From Operations
Net investment income (loss)	$460	$25	$137	$7	$17	$21	$(131)	$(60)	$9
Net realized gain (loss) on investments	5,179	255	971	98	1	2	4,887	561	71
Net unrealized appreciation (depreciation) on investments	(9,613)	(705)	(2,349)	(232)	(20)	(139)	(10,722)	(1,398)	(241)
Net increase (decrease) in net assets resulting from operations	(3,974)	(425)	(1,241)	(127)	(2)	(116)	(5,966)	(897)	(161)
From Variable Annuity Contract Transactions
Contract owners' net payments	481	595	914	356	514	714	3,607	1,043	114
Contract maintenance fees	(703)	(48)	(81)	(11)	(5)	(12)	(806)	(88)	(1)
Contract owners' benefits	(6,787)	(218)	(236)	(145)	(20)	(37)	(1,861)	(404)	(20)
Transfer (to) from other portfolios	(4,575)	1,716	1,081	(6)	438	595	1,427	431	834
Net increase (decrease) in net assets resulting from variable annuity contract transactions	(11,584)	2,045	1,678	194	927	1,260	2,367	982	927
Total increase (decrease) in net assets	(15,558)	1,620	437	67	925	1,144	(3,599)	85	766
Net Assets
Beginning of period	83,402	5,173	11,511	1,109	294	529	59,095	7,571	356
End of period	$67,844	$6,793	$11,948	$1,176	$1,219	$1,673	$55,496	$7,656	$1,122

The accompanying notes are an integral part of these financial statements.
FSA-53

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
For the Year Ended December 31, 2018
($ in thousands)

	American Funds Insurance Series
	American Funds Global Small Capitalization Class 2	American Funds Global Small Capitalization Class 4	American Funds Growth Class 2	American Funds Growth Class 4	American Funds Growth- Income Class 4	American Funds International Class 2	American Funds International Class 4	American Funds IS Bond Fund Class 2	American Funds IS Capital Income Builder Class 2
	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018
From Operations
Net investment income (loss)	$(10)	$(4)	$(49)	$(29)	$18	$39	$1	$36	$34
Net realized gain (loss) on investments	54	13	1,090	350	109	157	10	1	3
Net unrealized appreciation (depreciation) on investments	(232)	(48)	(1,286)	(661)	(330)	(818)	(46)	(37)	(170)
Net increase (decrease) in net assets resulting from operations	(188)	(39)	(245)	(340)	(203)	(622)	(35)	—	(133)
From Variable Annuity Contract Transactions
Contract owners' net payments	305	50	1,135	979	635	221	74	455	97
Contract maintenance fees	(6)	—	(73)	(14)	(2)	(16)	—	(6)	(5)
Contract owners' benefits	(25)	(13)	(242)	(82)	(61)	(60)	(1)	(25)	(3)
Transfer (to) from other portfolios	340	69	943	2,794	1,785	1,458	69	1,141	1,685
Net increase (decrease) in net assets resulting from variable annuity contract transactions	614	106	1,763	3,677	2,357	1,603	142	1,565	1,774
Total increase (decrease) in net assets	426	67	1,518	3,337	2,154	981	107	1,565	1,641
Net Assets
Beginning of period	942	203	9,234	2,366	948	2,890	74	617	420
End of period	$1,368	$270	$10,752	$5,703	$3,102	$3,871	$181	$2,182	$2,061

The accompanying notes are an integral part of these financial statements.
FSA-54

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
For the Year Ended December 31, 2018
($ in thousands)

	American Funds Insurance Series						Calvert Variable Series, Inc.	Fidelity Variable Insurance Products
	American Funds IS Global Growth and Income Fund Class 2	American Funds IS Growth- Income Fund Class 2	American Funds IS US Government/ AAA-Rated Securities Fund Class 2	American Funds New World Class 2	American Funds New World Class 4	American Funds US Government/ AAA-Rated Securities Class 4	Calvert VP SRI Balanced	Fidelity Contrafund Portfolio SC2
	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018
From Operations
Net investment income (loss)	$11	$8	$5	$1	$—	$5	$5	$(2,229)
Net realized gain (loss) on investments	51	56	—	76	2	—	115	45,139
Net unrealized appreciation (depreciation) on investments	(193)	(143)	3	(562)	(17)	—	(169)	(52,986)
Net increase (decrease) in net assets resulting from operations	(131)	(79)	8	(485)	(15)	5	(49)	(10,076)
From Variable Annuity Contract Transactions
Contract owners' net payments	231	294	170	577	18	359	—	3,712
Contract maintenance fees	(2)	(2)	(1)	(14)	—	(3)	—	(2,896)
Contract owners' benefits	(2)	(6)	—	(52)	(3)	(5)	(28)	(24,322)
Transfer (to) from other portfolios	743	652	212	494	10	6	(17)	(140,535)
Net increase (decrease) in net assets resulting from variable annuity contract transactions	970	938	381	1,005	25	357	(45)	(164,041)
Total increase (decrease) in net assets	839	859	389	520	10	362	(94)	(174,117)
Net Assets
Beginning of period	187	212	25	2,424	70	138	1,253	313,071
End of period	$1,026	$1,071	$414	$2,944	$80	$500	$1,159	$138,954

The accompanying notes are an integral part of these financial statements.
FSA-55

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
For the Year Ended December 31, 2018
($ in thousands)

	Fidelity Variable Insurance Products							Franklin Templeton Variable Insurance Products Trust
	Fidelity Equity Income SC2	Fidelity Freedom Fund - 2015 Maturity SC2	Fidelity Freedom Fund - 2020 Maturity SC2	Fidelity Growth Portfolio SC2	Fidelity Index 500 Portfolio SC2	Fidelity Investment Grade Bonds SC2	Fidelity Mid Cap SC2	Franklin Flex Cap Growth VIP CL 2	Franklin Income VIP CL 2
	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018
From Operations
Net investment income (loss)	$66	$2	$13	$(31)	$(998)	$3,226	$(2,534)	$(298)	$8,615
Net realized gain (loss) on investments	437	41	62	811	86,801	1,299	47,392	5,645	2,736
Net unrealized appreciation (depreciation) on investments	(1,130)	(105)	(210)	(758)	(101,734)	(9,532)	(74,636)	(4,260)	(20,198)
Net increase (decrease) in net assets resulting from operations	(627)	(62)	(135)	22	(15,931)	(5,007)	(29,778)	1,087	(8,847)
From Variable Annuity Contract Transactions
Contract owners' net payments	14	1	3	2	55,943	5,499	6,955	533	2,831
Contract maintenance fees	(48)	(8)	(17)	(11)	(2,893)	(3,286)	(3,335)	(271)	(1,852)
Contract owners' benefits	(874)	(259)	(32)	(876)	(29,204)	(20,269)	(25,223)	(2,363)	(20,671)
Transfer (to) from other portfolios	(123)	1	663	154	(425,987)	13,426	(187,886)	(11,627)	(80,980)
Net increase (decrease) in net assets resulting from variable annuity contract transactions	(1,031)	(265)	617	(731)	(402,141)	(4,630)	(209,489)	(13,728)	(100,672)
Total increase (decrease) in net assets	(1,658)	(327)	482	(709)	(418,072)	(9,637)	(239,267)	(12,641)	(109,519)
Net Assets
Beginning of period	7,623	1,245	1,808	3,332	629,068	269,099	370,920	27,018	239,079
End of period	$5,965	$918	$2,290	$2,623	$210,996	$259,462	$131,653	$14,377	$129,560

The accompanying notes are an integral part of these financial statements.
FSA-56

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
For the Year Ended December 31, 2018
($ in thousands)

	Franklin Templeton Variable Insurance Products Trust
	Franklin Mutual Global Discovery VIP CL 2	Franklin Mutual Shares VIP CL 2	Franklin Rising Dividend VIP CL 2	Franklin Small Cap Value VIP CL 2	Franklin Small-Mid Cap Growth VIP CL 2	Franklin Strategic Income VIP CL 2	Franklin US Government Securities VIP CL 2	Templeton Developing Markets VIP CL 2	Templeton Foreign VIP CL 2
	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018
From Operations
Net investment income (loss)	$18	$10,003	$865	$(110)	$(369)	$16	$8,654	$(60)	$1,753
Net realized gain (loss) on investments	(10)	14,247	34,465	6,466	3,531	(1)	(3,025)	3,705	2,338
Net unrealized appreciation (depreciation) on investments	(162)	(80,251)	(51,571)	(12,139)	(3,846)	(44)	(9,911)	(4,934)	(20,375)
Net increase (decrease) in net assets resulting from operations	(154)	(56,001)	(16,241)	(5,783)	(684)	(29)	(4,282)	(1,289)	(16,284)
From Variable Annuity Contract Transactions
Contract owners' net payments	183	4,457	3,491	814	468	183	2,777	529	390
Contract maintenance fees	(4)	(7,163)	(3,886)	(511)	(298)	(2)	(6,392)	(62)	(979)
Contract owners' benefits	(22)	(60,589)	(34,019)	(6,353)	(3,229)	(5)	(47,681)	(434)	(10,977)
Transfer (to) from other portfolios	134	(248,090)	(149,282)	(15,357)	(14,976)	120	12,741	(14,595)	(15,281)
Net increase (decrease) in net assets resulting from variable annuity contract transactions	291	(311,385)	(183,696)	(21,407)	(18,035)	296	(38,555)	(14,562)	(26,847)
Total increase (decrease) in net assets	137	(367,386)	(199,937)	(27,190)	(18,719)	267	(42,837)	(15,851)	(43,131)
Net Assets
Beginning of period	1,010	760,362	405,590	59,518	34,548	790	534,690	17,958	120,513
End of period	$1,147	$392,976	$205,653	$32,328	$15,829	$1,057	$491,853	$2,107	$77,382

The accompanying notes are an integral part of these financial statements.
FSA-57

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
For the Year Ended December 31, 2018
($ in thousands)

	Franklin Templeton Variable Insurance Products Trust		Goldman Sachs Variable Insurance Trust
	Templeton Global Bond VIP Fund CL 2	Templeton Growth VIP CL 2	Goldman Sachs Global Trends Allocation Fund SC	Goldman Sachs International Equity Insights	Goldman Sachs International Equity Insights SC	Goldman Sachs Large Cap Value	Goldman Sachs Large Cap Value Fund SC	Goldman Sachs Mid Cap Value	Goldman Sachs Mid Cap Value SC
	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018
From Operations
Net investment income (loss)	$(3,669)	$1,160	$(59)	$214	$278	$34	$(144)	$21	$(1,265)
Net realized gain (loss) on investments	(2,391)	14,235	144	3,996	9,939	2,336	5,898	795	16,870
Net unrealized appreciation (depreciation) on investments	8,763	(34,186)	(512)	(8,812)	(18,255)	(6,329)	(17,434)	(1,497)	(26,998)
Net increase (decrease) in net assets resulting from operations	2,703	(18,791)	(427)	(4,602)	(8,038)	(3,959)	(11,680)	(681)	(11,393)
From Variable Annuity Contract Transactions
Contract owners' net payments	2,517	569	231	197	313	266	223	25	1,198
Contract maintenance fees	(3,985)	(1,109)	(97)	(101)	(548)	(60)	(1,481)	(8)	(1,760)
Contract owners' benefits	(29,616)	(14,598)	(703)	(3,064)	(4,496)	(5,112)	(13,747)	(734)	(12,378)
Transfer (to) from other portfolios	5,174	(14,939)	533	427	(4,322)	(462)	(6,169)	(40)	(91,649)
Net increase (decrease) in net assets resulting from variable annuity contract transactions	(25,910)	(30,077)	(36)	(2,541)	(9,053)	(5,368)	(21,174)	(757)	(104,589)
Total increase (decrease) in net assets	(23,207)	(48,868)	(463)	(7,143)	(17,091)	(9,327)	(32,854)	(1,438)	(115,982)
Net Assets
Beginning of period	332,340	141,961	7,565	29,100	55,115	46,632	136,488	6,819	175,683
End of period	$309,133	$93,093	$7,102	$21,957	$38,024	$37,305	$103,634	$5,381	$59,701
The accompanying notes are an integral part of these financial statements.
FSA-58

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
For the Year Ended December 31, 2018
($ in thousands)

	Goldman Sachs Variable Insurance Trust								Guggenheim Variable Fund
	Goldman Sachs Small Cap Equity Insights	Goldman Sachs Small Cap Equity Insights SC	Goldman Sachs Strategic Growth	Goldman Sachs Strategic Growth SC	Goldman Sachs US Equity Insights	Goldman Sachs US Equity Insights SC	Goldman Sachs VIT Core Fixed Income Fund SC	Goldman Sachs VIT Growth Opportunities SC	Guggenheim Floating Rate Strategies (Series F)
	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018
From Operations
Net investment income (loss)	$(209)	$(112)	$(243)	$(2,189)	$(51)	$(3)	$645	$(728)	$78
Net realized gain (loss) on investments	3,828	3,391	16,596	78,243	4,836	142	(11)	33,762	(3)
Net unrealized appreciation (depreciation) on investments	(5,720)	(4,491)	(16,601)	(73,242)	(6,700)	(194)	(1,154)	(35,090)	(156)
Net increase (decrease) in net assets resulting from operations	(2,101)	(1,212)	(248)	2,812	(1,915)	(55)	(520)	(2,056)	(81)
From Variable Annuity Contract Transactions
Contract owners' net payments	87	16	192	1,402	229	1	849	421	272
Contract maintenance fees	(45)	(220)	(54)	(2,220)	(16)	(10)	(400)	(627)	(2)
Contract owners' benefits	(2,835)	(1,755)	(4,731)	(18,751)	(3,957)	(61)	(1,331)	(7,859)	(110)
Transfer (to) from other portfolios	(505)	(1,521)	(867)	(92,791)	(560)	134	965	(10,425)	(128)
Net increase (decrease) in net assets resulting from variable annuity contract transactions	(3,298)	(3,480)	(5,460)	(112,360)	(4,304)	64	83	(18,490)	32
Total increase (decrease) in net assets	(5,399)	(4,692)	(5,708)	(109,548)	(6,219)	9	(437)	(20,546)	(49)
Net Assets
Beginning of period	26,763	18,725	33,382	205,502	31,997	688	27,737	67,966	4,108
End of period	$21,364	$14,033	$27,674	$95,954	$25,778	$697	$27,300	$47,420	$4,059

The accompanying notes are an integral part of these financial statements.
FSA-59

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
For the Year Ended December 31, 2018
($ in thousands)

	Guggenheim Variable Fund			Invesco Variable Insurance Funds
	Guggenheim Global Managed Futures Strategy	Guggenheim Long Short Equity	Guggenheim Multi-Hedge Strategies	Invesco VI American Franchise I	Invesco VI American Franchise II	Invesco VI American Value II	Invesco VI Balanced Risk Allocation II	Invesco VI Comstock I
	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018
From Operations
Net investment income (loss)	$(4)	$(3)	$(7)	$(73)	$(34)	$(636)	$(70)	$134
Net realized gain (loss) on investments	—	39	—	469	330	9,993	7,500	3,750
Net unrealized appreciation (depreciation) on investments	(37)	(81)	(38)	(601)	(424)	(17,005)	(14,234)	(7,355)
Net increase (decrease) in net assets resulting from operations	(41)	(45)	(45)	(205)	(128)	(7,648)	(6,804)	(3,471)
From Variable Annuity Contract Transactions
Contract owners' net payments	—	—	6	32	3	2,338	301	78
Contract maintenance fees	—	—	(1)	(1)	(10)	(1,000)	(1,025)	(9)
Contract owners' benefits	(11)	(9)	(19)	(583)	(244)	(4,526)	(7,537)	(3,184)
Transfer (to) from other portfolios	19	69	17	(108)	21	(33,288)	6,011	(696)
Net increase (decrease) in net assets resulting from variable annuity contract transactions	8	60	3	(660)	(230)	(36,476)	(2,250)	(3,811)
Total increase (decrease) in net assets	(33)	15	(42)	(865)	(358)	(44,124)	(9,054)	(7,282)
Net Assets
Beginning of period	396	294	754	6,026	3,188	90,291	85,396	29,936
End of period	$363	$309	$712	$5,161	$2,830	$46,167	$76,342	$22,654

The accompanying notes are an integral part of these financial statements.
FSA-60

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
For the Year Ended December 31, 2018
($ in thousands)

	Invesco Variable Insurance Funds
	Invesco VI Comstock II	Invesco VI Equity and Income II	Invesco VI Global Real Estate II	Invesco VI Government Securities II	Invesco VI Growth & Income I	Invesco VI Growth & Income II	Invesco VI International Growth II	Invesco VI Mid-Cap Growth II	Invesco VI Small Cap Equity II
	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018
From Operations
Net investment income (loss)	$744	$2,710	$465	$1,431	$241	$5,722	$106	$(419)	$(150)
Net realized gain (loss) on investments	26,180	19,840	(1,134)	(224)	3,621	61,044	7,086	5,346	1,080
Net unrealized appreciation (depreciation) on investments	(46,830)	(43,652)	(819)	(2,077)	(8,287)	(132,307)	(14,814)	(6,370)	(2,535)
Net increase (decrease) in net assets resulting from operations	(19,906)	(21,102)	(1,488)	(870)	(4,425)	(65,541)	(7,622)	(1,443)	(1,605)
From Variable Annuity Contract Transactions
Contract owners' net payments	1,267	1,785	342	3,671	127	3,014	2,613	449	780
Contract maintenance fees	(1,569)	(2,575)	(101)	(1,681)	(9)	(7,664)	(473)	(345)	(135)
Contract owners' benefits	(19,006)	(21,554)	(705)	(10,508)	(4,009)	(58,371)	(4,057)	(3,771)	(834)
Transfer (to) from other portfolios	(37,740)	(108,197)	(10,779)	7,011	(456)	(360,535)	(50,173)	(9,644)	(7,551)
Net increase (decrease) in net assets resulting from variable annuity contract transactions	(57,048)	(130,541)	(11,243)	(1,507)	(4,347)	(423,556)	(52,090)	(13,311)	(7,740)
Total increase (decrease) in net assets	(76,954)	(151,643)	(12,731)	(2,377)	(8,772)	(489,097)	(59,712)	(14,754)	(9,345)
Net Assets
Beginning of period	202,996	288,949	18,081	137,102	34,826	780,598	90,138	40,574	16,795
End of period	$126,042	$137,306	$5,350	$134,725	$26,054	$291,501	$30,426	$25,820	$7,450

The accompanying notes are an integral part of these financial statements.
FSA-61

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
For the Year Ended December 31, 2018
($ in thousands)

	Clayton Street Trust			Legg Mason Partners Variable Equity Trust			Lord Abbett Series Fund, Inc.
	Protective Life Dynamic Allocation Series - Conservative	Protective Life Dynamic Allocation Series - Growth	Protective Life Dynamic Allocation Series - Moderate	ClearBridge Variable Mid Cap Portfolio Class II	ClearBridge Variable Small Cap Growth II	QS Legg Mason Dynamic Multi-Strategy VIT II	Lord Abbett Bond Debenture VC	Lord Abbett Calibrated Dividend Growth VC	Lord Abbett Classic Stock VC
	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018
From Operations
Net investment income (loss)	$39	$52	$393	$(637)	$(283)	$15	$19,860	$510	$(201)
Net realized gain (loss) on investments	16	49	46	3,450	4,350	57	13,612	10,081	3,883
Net unrealized appreciation (depreciation) on investments	(907)	(3,945)	(6,263)	(9,300)	(3,106)	(2,472)	(65,941)	(15,754)	(4,794)
Net increase (decrease) in net assets resulting from operations	(852)	(3,844)	(5,824)	(6,487)	961	(2,400)	(32,469)	(5,163)	(1,112)
From Variable Annuity Contract Transactions
Contract owners' net payments	1,919	8,701	31,872	563	581	192	4,623	2,866	239
Contract maintenance fees	(266)	(99)	(1,839)	(674)	(239)	(390)	(7,924)	(1,113)	(307)
Contract owners' benefits	(1,102)	(2,791)	(4,544)	(5,335)	(2,865)	(1,520)	(57,372)	(7,784)	(2,237)
Transfer (to) from other portfolios	8,672	16,618	31,174	(35,273)	(8,839)	105	12,982	(22,299)	(15,752)
Net increase (decrease) in net assets resulting from variable annuity contract transactions	9,223	22,429	56,663	(40,719)	(11,362)	(1,613)	(47,691)	(28,330)	(18,057)
Total increase (decrease) in net assets	8,371	18,585	50,839	(47,206)	(10,401)	(4,013)	(80,160)	(33,493)	(19,169)
Net Assets
Beginning of period	18,884	51,869	112,089	72,310	22,706	29,362	672,287	111,560	31,026
End of period	$27,255	$70,454	$162,928	$25,104	$12,305	$25,349	$592,127	$78,067	$11,857

The accompanying notes are an integral part of these financial statements.
FSA-62

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
For the Year Ended December 31, 2018
($ in thousands)

	Lord Abbett Series Fund, Inc.					MFS Variable Insurance Trust
	Lord Abbett Growth & Income VC	Lord Abbett Growth Opportunities VC	Lord Abbett International Opportunities VC	Lord Abbett Mid Cap Stock VC	Lord Abbett Series Fundamental Equity VC	MFS Growth Series IC	MFS Growth Series SC	MFS Investors Trust IC	MFS Investors Trust SC
	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018
From Operations
Net investment income (loss)	$173	$(764)	$(14)	$(260)	$(565)	$(74)	$(537)	$(55)	$(442)
Net realized gain (loss) on investments	7,439	17,537	3,092	1,686	25,444	499	7,625	550	5,598
Net unrealized appreciation (depreciation) on investments	(14,571)	(17,147)	(9,645)	(10,982)	(42,407)	(316)	(5,506)	(939)	(8,798)
Net increase (decrease) in net assets resulting from operations	(6,959)	(374)	(6,567)	(9,556)	(17,528)	109	1,582	(444)	(3,642)
From Variable Annuity Contract Transactions
Contract owners' net payments	333	435	29	684	738	49	188	30	189
Contract maintenance fees	(424)	(948)	(288)	(371)	(2,505)	(2)	(381)	(3)	(574)
Contract owners' benefits	(9,657)	(5,700)	(2,726)	(7,057)	(18,531)	(607)	(5,834)	(854)	(7,743)
Transfer (to) from other portfolios	(2,855)	(51,644)	1,613	(6,633)	(115,392)	87	(4,483)	(50)	(3,214)
Net increase (decrease) in net assets resulting from variable annuity contract transactions	(12,603)	(57,857)	(1,372)	(13,377)	(135,690)	(473)	(10,510)	(877)	(11,342)
Total increase (decrease) in net assets	(19,562)	(58,231)	(7,939)	(22,933)	(153,218)	(364)	(8,928)	(1,321)	(14,984)
Net Assets
Beginning of period	87,445	88,278	28,657	69,825	255,340	5,354	53,088	7,660	69,445
End of period	$67,883	$30,047	$20,718	$46,892	$102,122	$4,990	$44,160	$6,339	$54,461

The accompanying notes are an integral part of these financial statements.
FSA-63

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
For the Year Ended December 31, 2018
($ in thousands)

	MFS Variable Insurance Trust
	MFS New Discovery IC	MFS New Discovery SC	MFS Research IC	MFS Research SC	MFS Total Return IC	MFS Total Return SC	MFS Utilities IC	MFS Utilities SC	MFS VIT Total Return Bond SC
	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018
From Operations
Net investment income (loss)	$(34)	$(815)	$(38)	$(26)	$199	$545	$(6)	$(102)	$9,637
Net realized gain (loss) on investments	342	14,295	781	661	1,315	3,548	134	831	(1,214)
Net unrealized appreciation (depreciation) on investments	(354)	(13,378)	(1,011)	(802)	(2,989)	(8,061)	(126)	(765)	(20,941)
Net increase (decrease) in net assets resulting from operations	(46)	102	(268)	(167)	(1,475)	(3,968)	2	(36)	(12,518)
From Variable Annuity Contract Transactions
Contract owners' net payments	9	290	9	3	379	119	1	89	1,483
Contract maintenance fees	(1)	(756)	(3)	(27)	(7)	(370)	(1)	(288)	(5,788)
Contract owners' benefits	(212)	(8,670)	(695)	(531)	(2,891)	(7,115)	(464)	(4,298)	(51,185)
Transfer (to) from other portfolios	1	(9,672)	(118)	(333)	295	(420)	(3)	(972)	10,006
Net increase (decrease) in net assets resulting from variable annuity contract transactions	(203)	(18,808)	(807)	(888)	(2,224)	(7,786)	(467)	(5,469)	(45,484)
Total increase (decrease) in net assets	(249)	(18,706)	(1,075)	(1,055)	(3,699)	(11,754)	(465)	(5,505)	(58,002)
Net Assets
Beginning of period	2,300	77,142	5,944	4,475	23,270	64,256	2,920	33,093	522,114
End of period	$2,051	$58,436	$4,869	$3,420	$19,571	$52,502	$2,455	$27,588	$464,112

The accompanying notes are an integral part of these financial statements.
FSA-64

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
For the Year Ended December 31, 2018
($ in thousands)

	MFS Variable Insurance Trust	MFS Variable Insurance Trust II				Oppenheimer Variable Account Funds
	MFS VIT Value SC	MFS VIT II Emerging Markets Equity SC	MFS VIT II International Value SC	MFS VIT II MA Investors Growth Stock IC	MFS VIT II MA Investors Growth Stock SC	Oppenheimer Capital Appreciation Fund/VA	Oppenheimer Capital Appreciation Fund/VA SC	Oppenheimer Discovery Mid Cap Growth Fund/VA	Oppenheimer Discovery Mid Cap Growth Fund/VA SC
	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018
From Operations
Net investment income (loss)	$467	$(5)	$(2)	$(13)	$(261)	$(82)	$(686)	$(39)	$(9)
Net realized gain (loss) on investments	21,838	10	1,269	121	3,309	731	8,435	384	242
Net unrealized appreciation (depreciation) on investments	(46,634)	(85)	(4,089)	(105)	(2,627)	(1,110)	(9,220)	(508)	(266)
Net increase (decrease) in net assets resulting from operations	(24,329)	(80)	(2,822)	3	421	(461)	(1,471)	(163)	(33)
From Variable Annuity Contract Transactions
Contract owners' net payments	722	1	226	1	43	7	459	11	122
Contract maintenance fees	(1,996)	(3)	(142)	(1)	(548)	(4)	(804)	(2)	(6)
Contract owners' benefits	(25,881)	(10)	(2,574)	(197)	(4,906)	(1,049)	(5,312)	(252)	(433)
Transfer (to) from other portfolios	(3,451)	(47)	(273)	(35)	(4,647)	(156)	(40,625)	(61)	75
Net increase (decrease) in net assets resulting from variable annuity contract transactions	(30,606)	(59)	(2,763)	(232)	(10,058)	(1,202)	(46,282)	(304)	(242)
Total increase (decrease) in net assets	(54,935)	(139)	(5,585)	(229)	(9,637)	(1,663)	(47,753)	(467)	(275)
Net Assets
Beginning of period	243,337	588	29,487	1,765	50,192	8,348	76,611	2,700	927
End of period	$188,402	$449	$23,902	$1,536	$40,555	$6,685	$28,858	$2,233	$652

The accompanying notes are an integral part of these financial statements.
FSA-65

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
For the Year Ended December 31, 2018
($ in thousands)

	Oppenheimer Variable Account Funds							PIMCO Variable Insurance Trust
	Oppenheimer Global Fund/VA	Oppenheimer Global Fund/VA SC	Oppenheimer Global Strategic Income Fund/VA	Oppenheimer Global Strategic Income Fund/VA SC	Oppenheimer Government Money Fund/VA	Oppenheimer Main Street Fund/VA	Oppenheimer Main Street Fund/VA SC	PIMCO VIT All Asset Advisor	PIMCO VIT Global Diversified Allocation Portfolio	PIMCO VIT Long-Term US Government Advisor
	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018
From Operations
Net investment income (loss)	$(28)	$(1,058)	$357	$12,189	$4,255	$(13)	$(61)	$70	$33	$208
Net realized gain (loss) on investments	1,072	60,326	17	(1,214)	—	943	7,688	557	140	15
Net unrealized appreciation (depreciation) on investments	(2,278)	(99,165)	(961)	(31,172)	—	(1,647)	(14,907)	(926)	(906)	(965)
Net increase (decrease) in net assets resulting from operations	(1,234)	(39,897)	(587)	(20,197)	4,255	(717)	(7,280)	(299)	(733)	(742)
From Variable Annuity Contract Transactions
Contract owners' net payments	307	2,863	25	1,140	4,659	46	3,694	339	59	337
Contract maintenance fees	(3)	(3,712)	(5)	(4,279)	(14,275)	(3)	(1,119)	(52)	(84)	(236)
Contract owners' benefits	(1,203)	(36,205)	(1,480)	(35,447)	(80,893)	(909)	(4,887)	(591)	(452)	(1,769)
Transfer (to) from other portfolios	(133)	(129,442)	2	11,696	2,678,235	(328)	(17,557)	(7,037)	1,629	700
Net increase (decrease) in net assets resulting from variable annuity contract transactions	(1,032)	(166,496)	(1,458)	(26,890)	2,587,726	(1,194)	(19,869)	(7,341)	1,152	(968)
Total increase (decrease) in net assets	(2,266)	(206,393)	(2,045)	(47,087)	2,591,981	(1,911)	(27,149)	(7,640)	419	(1,710)
Net Assets
Beginning of period	9,783	410,949	11,143	374,253	377,404	9,180	92,333	9,406	5,988	20,196
End of period	$7,517	$204,556	$9,098	$327,166	$2,969,385	$7,269	$65,184	$1,766	$6,407	$18,486

The accompanying notes are an integral part of these financial statements.
FSA-66

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
For the Year Ended December 31, 2018
($ in thousands)

	PIMCO Variable Insurance Trust				Royce Capital Fund		Rydex Variable Trust		The Universal Institutional Funds, Inc.	VanEck Worldwide Insurance Trust
	PIMCO VIT Low Duration Advisor	PIMCO VIT Real Return Advisor	PIMCO VIT Short-Term Advisor	PIMCO VIT Total Return Advisor	Royce Capital Fund Micro-Cap SC	Royce Capital Fund Small-Cap SC	Rydex Commodities Strategy	Rydex Inverse Government Long Bond	Morgan Stanley VIF, Inc. Global Real Estate II	VanEck Global Hard Asset
	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018
From Operations
Net investment income (loss)	$933	$4,537	$659	$11,328	$(268)	$(2,007)	$—	$—	$162	$(4)
Net realized gain (loss) on investments	(166)	(2,367)	121	7,029	408	5,920	—	—	123	4
Net unrealized appreciation (depreciation) on investments	(1,825)	(14,616)	(600)	(34,139)	(1,271)	(13,149)	(1)	—	(1,103)	(73)
Net increase (decrease) in net assets resulting from operations	(1,058)	(12,446)	180	(15,782)	(1,131)	(9,236)	(1)	—	(818)	(73)
From Variable Annuity Contract Transactions
Contract owners' net payments	3,865	1,128	374	6,192	348	1,195	—	—	9	—
Contract maintenance fees	(1,638)	(4,760)	(879)	(10,632)	(267)	(2,471)	—	—	(95)	—
Contract owners' benefits	(9,480)	(29,443)	(7,904)	(78,252)	(2,505)	(17,294)	—	—	(879)	(31)
Transfer (to) from other portfolios	8,512	8,359	7,836	24,991	(12,752)	(126,324)	—	—	(333)	(2)
Net increase (decrease) in net assets resulting from variable annuity contract transactions	1,259	(24,716)	(573)	(57,701)	(15,176)	(144,894)	—	—	(1,298)	(33)
Total increase (decrease) in net assets	201	(37,162)	(393)	(73,483)	(16,307)	(154,130)	(1)	—	(2,116)	(106)
Net Assets
Beginning of period	125,706	374,317	72,550	886,921	27,193	238,660	10	7	9,382	246
End of period	$125,907	$337,155	$72,157	$813,438	$10,886	$84,530	$9	$7	$7,266	$140

The accompanying notes are an integral part of these financial statements.
FSA-67

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

1.  ORGANIZATION

The Protective Variable Annuity Separate Account ("Separate Account") was established by Protective Life Insurance Company ("Protective Life") under the provisions of Tennessee law and commenced operations on March 14, 1994. Protective Life is a wholly owned subsidiary of Protective Life Corporation ("PLC"). PLC and its subsidiaries are wholly owned subsidiaries of The Dai-ichi Life Insurance Company, Limited, a kabushiki kaisha organized under the laws of Japan (now known as Dai-ichi Life Holdings, Inc.). The Separate Account is an investment account to which net proceeds from individual flexible premium deferred variable annuity contracts ("Contracts") issued by Protective Life are allocated until maturity or termination of the Contracts. The following is a list of each variable annuity product funded by the Separate Account:

Dimensions II	Protective Rewards
Dimensions IV	Protective Rewards B2A
Elements Access	Protective Rewards Elite
Elements Classic	Protective Values
Elements Plus	Protective Values Access
Mileage Credit	Protective Values Advantage
Protective Access	Protective Variable Annuity
Protective Access XL	Protective Variable Annuity (2012) L, B, C Series
Protective Advantage	Protective Variable Annuity II
Protective Dimensions	Protective Variable Annuity II B Series
Protective Investors Series

Protective Life has structured the Separate Account into a unit investment trust registered with the U.S. Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940, as amended. The Separate Account follows the accounting and reporting guidance in ASC Topic 946, "Financial Services — Investment Companies".

During the years ended December 31, 2019 and 2018, assets were invested in up to one hundred thirty-five sub accounts.

American Funds Asset Allocation Class 2

American Funds Asset Allocation Class 4

American Funds Blue Chip Income & Growth Class 2

American Funds Blue Chip Income & Growth Class 4

American Funds Bond Class 4

American Funds Capital Income Builder Class 4

American Funds Global Growth Class 2

American Funds Global Growth Class 4

American Funds Global Growth & Income Class 4

American Funds Global Small Capitalization Class 2

American Funds Global Small Capitalization Class 4

American Funds Growth Class 2

American Funds Growth Class 4

American Funds Growth-Income Class 4

American Funds International Class 2

American Funds International Class 4

American Funds IS Bond Fund Class 2

American Funds IS Capital Income Builder Class 2

American Funds IS Global Growth and Income Fund Class 2

American Funds IS Growth-Income Fund Class 2

American Funds IS US Government/AAA-Rated Securities Fund Class 2

American Funds New World Class 2

American Funds New World Class 4

FSA-68

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

1.  ORGANIZATION — (Continued)

American Funds US Government/AAA-Rated Securities Class 4

Calvert VP SRI Balanced

ClearBridge Variable Mid Cap Portfolio II

ClearBridge Variable Small Cap Growth II

Fidelity Contrafund Portfolio SC2

Fidelity Equity Income SC2

Fidelity Freedom Fund - 2015 Maturity SC2

Fidelity Freedom Fund - 2020 Maturity SC2

Fidelity Growth Portfolio SC2

Fidelity Index 500 Portfolio SC2

Fidelity Investment Grade Bonds SC2

Fidelity Mid Cap SC2

Franklin Flex Cap Growth VIP CL 2

Franklin Income VIP CL 2

Franklin Mutual Global Discovery VIP CL 2

Franklin Mutual Shares VIP CL 2

Franklin Rising Dividend VIP CL 2

Franklin Small Cap Value VIP CL 2

Franklin Small-Mid Cap Growth VIP CL 2

Franklin Strategic Income VIP CL 2

Franklin US Government Securities VIP CL 2

Goldman Sachs Global Trends Allocation Fund SC

Goldman Sachs Large Cap Value

Goldman Sachs Large Cap Value Fund SC

Goldman Sachs Mid Cap Value

Goldman Sachs Mid Cap Value SC

Goldman Sachs Small Cap Equity Insights

Goldman Sachs Small Cap Equity Insights SC

Goldman Sachs Strategic Growth

Goldman Sachs Strategic Growth SC

Goldman Sachs International Equity Insights

Goldman Sachs International Equity Insights SC

Goldman Sachs US Equity Insights

Goldman Sachs US Equity Insights SC

Goldman Sachs VIT Core Fixed Income Fund SC

Goldman Sachs VIT Growth Opportunities SC

Guggenheim Floating Rate Strategies (Series F)

Guggenheim Global Managed Futures Strategy

Guggenheim Long Short Equity

Guggenheim Multi-Hedge Strategies

Invesco Oppenheimer VI Capital Appreciation Fund(a)

Invesco Oppenheimer VI Capital Appreciation Fund SC(a)

Invesco Oppenheimer VI Discovery Mid Cap Growth Fund(a)

Invesco Oppenheimer VI Discovery Mid Cap Growth Fund SC(a)

Invesco Oppenheimer VI Global Fund(a)

Invesco Oppenheimer VI Global Fund SC(a)

Invesco Oppenheimer VI Global Strategic Income Fund(a)

Invesco Oppenheimer VI Global Strategic Income Fund SC(a)

Invesco Oppenheimer VI Government Money Fund(a)

Invesco Oppenheimer VI Main Street Fund(a)

Invesco Oppenheimer VI Main Street Fund SC(a)

Invesco VI American Franchise I

Invesco VI American Franchise II

Invesco VI American Value II

Invesco VI Balanced Risk Allocation II

Invesco VI Comstock I

Invesco VI Comstock II

Invesco VI Equity and Income II

Invesco VI Global Real Estate II

Invesco VI Government Securities II

Invesco VI Growth & Income I

Invesco VI Growth & Income II

Invesco VI International Growth II

Invesco VI Mid-Cap Growth II

Invesco VI Small Cap Equity II

Lord Abbett Bond Debenture VC

Lord Abbett Calibrated Dividend Growth VC

Lord Abbett Classic Stock VC(b)

Lord Abbett Growth & Income VC

Lord Abbett Growth Opportunities VC

Lord Abbett International Opportunities VC(b)

Lord Abbett Mid Cap Stock VC

Lord Abbett Series Fundamental Equity VC

MFS Growth Series IC

MFS Growth Series SC

MFS Investors Trust IC

MFS Investors Trust SC

MFS New Discovery IC

MFS New Discovery SC

FSA-69

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

1.  ORGANIZATION — (Continued)

MFS Research IC

MFS Research SC

MFS Total Return IC

MFS Total Return SC

MFS Utilities IC

MFS Utilities SC

MFS VIT Total Return Bond SC

MFS VIT Value SC

MFS VIT II Emerging Markets Equity SC

MFS VIT II International Value SC

MFS VIT II MA Investors Growth Stock IC

MFS VIT II MA Investors Growth Stock SC

Morgan Stanley VIF, Inc. Global Real Estate II

PIMCO VIT All Asset Advisor

PIMCO VIT Global Diversified Allocation Portfolio

PIMCO VIT Long-Term US Government Advisor

PIMCO VIT Low Duration Advisor

PIMCO VIT Real Return Advisor

PIMCO VIT Short-Term Advisor

PIMCO VIT Total Return Advisor

Protective Life Dynamic Allocation Series - Conservative

Protective Life Dynamic Allocation Series - Growth

Protective Life Dynamic Allocation Series - Moderate

QS Legg Mason Dynamic Multi-Strategy VIT II

Royce Capital Fund Micro-Cap SC

Royce Capital Fund Small-Cap SC

Rydex Commodities Strategy

Rydex Inverse Government Long Bond

Templeton Developing Markets VIP CL 2

Templeton Foreign VIP CL 2

Templeton Global Bond VIP Fund CL 2

Templeton Growth VIP CL 2

VanEck Global Hard Asset

(a)  Effective May 24, 2019, Oppenheimer Funds rebranded as Invesco Oppenheimer.

(b)  For the period: January 1, 2019 to August 1, 2019 (date of liquidation)

Net premiums from the Contracts are allocated to the subaccounts in accordance with contract owner instructions and are recorded as variable annuity contract transactions in the statement of changes in net assets. Such amounts are used to provide account funds to pay contract values under the Contracts. Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from Protective Life's other assets and liabilities.

Contract owners may allocate some or all of the applicable gross premiums or transfer some or all of the contract value to the Guaranteed Account, which is part of Protective Life's General Account. The assets of Protective Life's General Account support its insurance and annuity obligations and are subject to Protective Life's general liabilities from business operations. The Guaranteed Account's balance as of December 31, 2019 was approximately $89.8 million.

2.  SIGNIFICANT ACCOUNTING POLICIES

Investment Valuation

Investments are made and measured in shares and are valued at the net asset values of the respective fund portfolios ("Funds"), whose underlying investments are stated at fair value. The net assets of each subaccount of the Separate Account reflect the investment management fees and other operating expenses incurred by the Funds. Transactions with the Funds are recorded on the trade date.

Net Realized Gains and Losses

Net realized gains and losses on investments include gains and losses on redemptions of the Funds' shares (determined for each product using the last-in-first-out (LIFO) basis) and capital gain distributions from the Funds.

FSA-70

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

2.  SIGNIFICANT ACCOUNTING POLICIES — (Continued)

Dividend Income and Capital Gain Distributions

Dividend income and capital gain distributions are recorded on the ex-dividend date and are reinvested in additional shares of the Funds. Ordinary dividend and capital gain distributions are from net investment income and net realized gains, respectively, as recorded in the financial statements of the Funds.

Accumulation Unit Value

The Accumulation Unit Value for each class of Accumulation Units in a subaccount at the end of every Valuation Date is the Accumulation Unit value for that class at the end of the previous Valuation Date times the net investment factor as defined in the underlying product prospectuses.

Net transfers (to) from Subaccounts or Affiliate

Net transfers (to) from affiliate or subaccounts include transfers of all or part of the contract owner's interest to or from another subaccount or to the general account of Protective Life.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make various estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

Federal Income Taxes

The results of the operations of the Separate Account are included in the federal income tax return of PLC. Under the provisions of the contracts, Protective Life has the right to charge the Separate Account for federal income tax attributable to the Separate Account. No charge has been made against the Separate Account for such tax during the year ended December 31, 2019. Management will periodically review the application of this policy in the event of changes in tax law. Accordingly, a change may be made in future years to consider charges for any federal income taxes that would be attributable to the contracts.

Annuity Payouts

Net assets allocated to contracts in the annuity payout period are computed according to the Annuity 2000 Mortality Table. The assumed investment return is 5%. The mortality risk is fully borne by Protective Life and may result in additional amounts being transferred into the Separate Account by Protective Life to cover greater longevity of annuitants than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to Protective Life for the calculated or excess differential. As of December 31, 2019, there are 24 contracts in the annuity payout phase with net assets of approximately $2.4 million.

FSA-71

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

2.  SIGNIFICANT ACCOUNTING POLICIES — (Continued)

Risks and Uncertainties

The Separate Account provides for various subaccount investment options in any combination of mutual funds, each of which bears exposure to the market, credit and liquidity risks of the underlying portfolio in which it invests. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect investment balances, the amounts reported in the statements of assets and liabilities, of operations and of changes in net assets. Accordingly, these financial statements should be read in conjunction with the financial statements and footnotes of the underlying mutual funds identified in Note 1.

3.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The Separate Account determines the fair value of its financial instruments based on the fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The Separate Account has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three level hierarchy as outlined within the applicable guidance. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. As there are no level 3 assets in any period presented, disclosure of transfers between level 3 or disclosure of a reconciliation of level 3 assets is not required. In addition, there are no other financial assets or assets valued on a non-recurring basis.

Financial assets recorded at fair value in the Statement of Assets and Liabilities are categorized as follows:

Level 1: Unadjusted quoted prices for identical assets in an active market.

Level 2: Quoted prices in markets that are not active or significant inputs that are observable either directly or indirectly. Level 2 inputs include the following:

  a) Quoted prices for similar assets in active markets

  b) Quoted prices for identical or similar assets in non-active markets

  c) Inputs other than quoted market prices that are observable

  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.

Level 3: Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management's own assumptions about the assumptions a market participant would use in pricing the asset.

FSA-72

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

3.  FAIR VALUE OF FINANCIAL INSTRUMENTS — (Continued)

Determination of fair values

The Separate Account determines the fair values of certain financial assets based on quoted market prices. All of the investments in the subaccounts of the Separate Account are classified as Level 1 in the fair value hierarchy and consist of open-ended mutual funds. Participants may, without restriction, transact at the daily net asset value ("NAV") of the mutual funds. The NAV represents the daily per share value based on the fair value of the underlying portfolio of investments of the respective mutual funds.

4.  CHANGES IN UNITS OUTSTANDING

The change in units outstanding for the years ended December 31, 2019 and 2018 were as follows:

(in thousands)	2019			2018
Subaccount	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
American Funds Asset Allocation Class 2	580	612	(32)	250	828	(578)
American Funds Asset Allocation Class 4	545	84	461	232	54	178
American Funds Blue Chip Income & Growth Class 2	197	87	110	186	54	132
American Funds Blue Chip Income & Growth Class 4	56	24	32	35	19	16
American Funds Bond Class 4	90	11	79	105	12	93
American Funds Capital Income Builder Class 4	150	29	121	130	10	120
American Funds Global Growth Class 2	293	507	(214)	628	430	198
American Funds Global Growth Class 4	178	127	51	186	105	81
American Funds Global Growth & Income Class 4	90	24	66	89	16	73
American Funds Global Small Capitalization Class 2	64	13	51	61	8	53
American Funds Global Small Capitalization Class 4	8	16	(8)	11	1	10
American Funds Growth Class 2	123	91	32	196	77	119
American Funds Growth Class 4	781	281	500	399	106	293
American Funds Growth-Income Class 4	374	124	250	229	41	188
American Funds International Class 2	57	21	36	171	33	138
American Funds International Class 4	21	10	11	12	0	12
American Funds IS Bond Fund Class 2	57	14	43	183	25	158
American Funds IS Capital Income Builder Class 2	26	9	17	170	1	169
American Funds Global Growth & Income Fund Class 2	60	4	56	83	1	82

FSA-73

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

4.  CHANGES IN UNITS OUTSTANDING — (Continued)

(in thousands)	2019			2018
Subaccount	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
American Funds IS Growth-Income Fund Class 2	20	2	18	81	3	78
American Funds IS US Government/ AAA-Rated Securities Fund Class 2	15	1	14	40	1	39
American Funds New World Class 2	55	20	35	102	17	85
American Funds New World Class 4	13	1	12	2	0	2
American Funds US Government/ AAA-Rated Securities Class 4	155	126	29	48	11	37
Calvert VP SRI Balanced	0	3	(3)	0	2	(2)
ClearBridge Variable Mid Cap Portfolio Class II	2,872	1,370	1,502	2,169	4,302	(2,133)
ClearBridge Variable Small Cap Growth II	1,298	944	354	476	945	(469)
Fidelity Contrafund Portfolio SC2	9,440	4,256	5,184	3,257	11,005	(7,748)
Fidelity Equity Income SC2	22	40	(18)	14	60	(46)
Fidelity Freedom Fund - 2015 Maturity SC2	3	5	(2)	0	18	(18)
Fidelity Freedom Fund - 2020 Maturity SC2	17	18	(1)	43	3	40
Fidelity Growth Portfolio SC2	18	14	4	12	33	(21)
Fidelity Index 500 Portfolio SC2	28,266	9,115	19,151	8,513	26,417	(17,904)
Fidelity Investment Grade Bonds SC2	1,647	3,055	(1,408)	2,408	2,676	(268)
Fidelity Mid Cap SC2	37,021	29,073	7,948	4,583	15,102	(10,519)
Franklin Flex Cap Growth VIP CL 2	1,177	495	682	461	1,134	(673)
Franklin Income VIP CL 2	6,806	3,192	3,614	5,628	12,016	(6,388)
Franklin Mutual Global Discovery VIP CL2	82	14	68	55	27	28
Franklin Mutual Shares VIP CL 2	41,265	31,663	9,602	25,062	43,415	(18,353)
Franklin Rising Dividend VIP CL 2	9,949	5,467	4,482	4,043	12,869	(8,826)
Franklin Small Cap Value VIP CL 2	2,461	2,049	412	481	1,491	(1,010)
Franklin Small-Mid Cap Growth VIP CL 2	1,233	575	658	389	1,318	(929)
Franklin Strategic Income VIP CL 2	61	4	57	45	16	29
Franklin US Government Securities VIP CL 2	1,625	7,214	(5.589)	2,847	6,377	(3,530)
Goldman Sachs Global Trends Allocation Fund SC	101	131	(30)	190	194	(4)
Goldman Sachs International Equity Insights	2,122	2,403	(281)	988	1,724	(736)
Goldman Sachs International Equity Insights SC	81	208	(127)	81	225	(144)

FSA-74

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

4.  CHANGES IN UNITS OUTSTANDING — (Continued)

(in thousands)	2019			2018
Subaccount	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Goldman Sachs Large Cap Value	29	223	(194)	32	212	(180)
Goldman Sachs Large Cap Value Fund SC	555	1,612	(1,057)	902	2,110	(1,208)
Goldman Sachs Mid Cap Value	5	27	(22)	5	30	(25)
Goldman Sachs Mid Cap Value SC	6,856	3,049	(3,807)	3,640	9,636	(5,996)
Goldman Sachs Small Cap Equity Insights	14	67	(53)	11	75	(64)
Goldman Sachs Small Cap Equity Insights SC	36	196	(160)	14	145	(131)
Goldman Sachs Strategic Growth	6	129	(123)	30	174	(144)
Goldman Sachs Strategic Growth SC	4,952	2,818	2,134	1,514	6,231	(4,717)
Goldman Sachs US Equity Insights	9	81	(72)	9	98	(89)
Goldman Sachs US Equity Insights SC	2	5	(3)	6	4	2
Goldman Sachs VIT Core Fixed Income Fund SC	140	266	(126)	257	249	8
Goldman Sachs VIT Growth Opportunities SC	528	594	(66)	267	1,073	(806)
Guggenheim Floating Rate Strategies (Series F)	181	79	102	118	116	2
Guggenheim Global Managed Futures Strategy	135	6	129	8	8	0
Guggenheim Long Short Equity	130	137	(7)	7	2	5
Guggenheim Multi-Hedge Strategies	2	3	(1)	4	4	0
Invesco Oppenheimer VI Capital Appreciation Fund	7	30	(23)	1	39	(38)
Invesco Oppenheimer VI Capital Appreciation Fund SC	2,514	1,202	1,312	788	2,967	(2,179)
Invesco Oppenheimer VI Discovery Mid Cap Growth Fund	1	15	(14)	2	12	(10)
Invesco Oppenheimer VI Discovery Mid Cap Growth Fund SC	7	6	1	10	19	(9)
Invesco Oppenheimer VI Global Fund	3	27	(24)	12	33	(21)
Invesco Oppenheimer VI Global Fund SC	12,042	7,850	4,192	3,516	10,976	(7,460)
Invesco Oppenheimer VI Global Strategic Income Fund	8	67	(59)	12	77	(65)
Invesco Oppenheimer VI Global Strategic Income Fund SC	537	3,463	(2,926)	1,505	3,089	(1,584)
Invesco Oppenheimer VI Government Money Fund	476,820	846,385	(369,565)	673,774	308,731	365,043

FSA-75

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

4.  CHANGES IN UNITS OUTSTANDING — (Continued)

(in thousands)	2019			2018
Subaccount	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Invesco Oppenheimer VI Main Street Fund	6	39	(33)	4	48	(44)
Invesco Oppenheimer VI Main Street Fund SC	1,417	819	598	1,745	2,663	(918)
Invesco VI American Franchise I	2	71	(69)	6	62	(56)
Invesco VI American Franchise II	4	45	(41)	6	22	(16)
Invesco VI American Value II	7,236	5,802	1,434	1,052	2,959	(1,907)
Invesco VI Balanced Risk Allocation II	434	1,025	(591)	797	985	(188)
Invesco VI Comstock I	10	103	(93)	4	119	(115)
Invesco VI Comstock II	6,559	5,548	1,011	1,367	3,699	(2,332)
Invesco VI Equity and Income II	12,865	8,050	4,815	5,285	12,399	(7,114)
Invesco VI Global Real Estate II	1,237	513	724	2,161	3,079	(918)
Invesco VI Government Securities II	959	2,287	(1,328)	1,463	1,583	(120)
Invesco VI Growth & Income I	16	135	(119)	11	159	(148)
Invesco VI Growth & Income II	59,888	46,304	13,584	11,447	31,633	(20,186)
Invesco VI International Growth II	5,254	2,336	2,918	6,088	9,982	(3,894)
Invesco VI Mid-Cap Growth II	810	480	330	310	995	(685)
Invesco VI Small Cap Equity II	1,650	1,160	490	343	858	(515)
Lord Abbett Bond Debenture VC	1,461	5,307	(3,846)	2,109	4,541	(2,432)
Lord Abbett Calibrated Dividend Growth VC	1,528	990	538	794	2,041	(1,247)
Lord Abbett Classic Stock VC	1,312	1,121	191	401	1,335	(934)
Lord Abbett Growth & Income VC	217	553	(336)	162	726	(564)
Lord Abbett Growth Opportunities VC	3,113	1,350	1,763	1,265	4,099	(2,834)
Lord Abbett International Opportunities VC	166	708	(542)	293	360	(67)
Lord Abbett Mid Cap Stock VC	1,677	1,591	86	902	1,555	(653)
Lord Abbett Series Fundamental Equity VC	14,905	10,348	4,557	8,675	16,207	(7,532)
MFS Growth Series IC	6	16	(10)	8	20	(12)
MFS Growth Series SC	109	318	(209)	75	414	(339)
MFS Investors Trust IC	0	28	(28)	5	35	(30)
MFS Investors Trust SC	57	435	(378)	47	492	(445)
MFS New Discovery IC	2	5	(3)	2	6	(4)
MFS New Discovery SC	51	419	(368)	54	546	(492)
MFS Research IC	1	20	(19)	2	27	(25)
MFS Research SC	10	31	(21)	3	35	(32)
MFS Total Return IC	21	111	(90)	37	114	(77)
MFS Total Return SC	61	373	(312)	77	417	(340)
MFS Utilities IC	1	15	(14)	2	13	(11)
FSA-76

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

4.  CHANGES IN UNITS OUTSTANDING — (Continued)

(in thousands)	2019			2018
Subaccount	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
MFS Utilities SC	18	216	(198)	50	242	(192)
MFS VIT Total Return Bond SC	1,160	6,813	(5,653)	2,005	5,863	(3,858)
MFS VIT Value SC	250	1,595	(1,345)	287	1,609	(1,322)
MFS VIT II Emerging Markets Equity SC	2	12	(10)	10	16	(6)
MFS VIT II International Value SC	30	207	(177)	55	206	(151)
MFS VIT II MA Investors Growth Stock IC	3	19	(16)	0	17	(17)
MFS VIT II MA Investors Growth Stock SC	26	917	(891)	23	746	(723)
Morgan Stanley VIF, Inc. Global Real Estate II	109	136	(27)	97	187	(90)
PIMCO VIT All Asset Advisor	800	231	569	629	1,275	(646)
PIMCO VIT Global Diversified Allocation Portfolio	102	129	(27)	184	91	93
PIMCO VIT Long-Term US Government Advisor	346	299	47	243	314	(71)
PIMCO VIT Low Duration Advisor	1,266	1,746	(480)	1,612	1,490	122
PIMCO VIT Real Return Advisor	1,053	5,161	(4,108)	1,790	4,082	(2,292)
PIMCO VIT Short-Term Advisor	1,335	1,811	(476)	1,356	1,415	(59)
PIMCO VIT Total Return Advisor	2,920	11,083	(8,163)	4,880	9,821	(4,941)
Protective Life Dynamic Allocation Series - Conservative	652	565	87	1,032	212	820
Protective Life Dynamic Allocation Series - Growth	1,844	1,634	210	2,200	472	1,728
Protective Life Dynamic Allocation Series - Moderate	3,713	1,949	1,764	5,823	1,016	4.807
QS Legg Mason Dynamic Multi-Strategy VIT II	44	284	(240)	97	226	(129)
Royce Capital Fund Micro-Cap SC	3,039	2,292	747	1,135	2,343	(1,208)
Royce Capital Fund Small-Cap SC	29,259	23,190	6,069	3,691	12,671	(8,980)
Rydex Commodities Strategy	0	0	0	0	0	0
Rydex Inverse Government Long Bond	0	0	0	0	0	0
Templeton Developing Markets VIP CL 2	3,735	2,633	1,102	2,039	3,402	(1,363)
Templeton Foreign VIP CL 2	4,848	4,030	818	3,143	5,220	(2,077)
Templeton Global Bond VIP Fund CL 2	1,488	3,710	(2,222)	1,969	3,960	(1,991)
Templeton Growth VIP CL 2	3,458	2,914	544	2,172	4,132	(1,960)
VanEck Global Hard Asset	1	0	1	0	2	(2)

FSA-77

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

5.  INVESTMENTS

The cost of purchases and proceeds from sales of investments, including distributions received and reinvested, for the year ended December 31, 2019 are as follows:

(in thousands)	Purchases	Sales
American Funds Asset Allocation Class 2	$13,752	$10,688
American Funds Asset Allocation Class 4	7,055	936
American Funds Blue Chip Income & Growth Class 2	3,678	1,019
American Funds Blue Chip Income & Growth Class 4	797	280
American Funds Bond Class 4	962	106
American Funds Capital Income Builder Class 4	1,713	334
American Funds Global Growth Class 2	6,918	6,295
American Funds Global Growth Class 4	2,515	1,432
American Funds Global Growth & Income Class 4	1,248	302
American Funds Global Small Capitalization Class 2	826	165
American Funds Global Small Capitalization Class 4	104	186
American Funds Growth Class 2	3,193	1,400
American Funds Growth Class 4	10,847	3,250
American Funds Growth-Income Class 4	5,436	1,544
American Funds International Class 2	796	261
American Funds International Class 4	242	113
American Funds IS Bond Fund Class 2	661	158
American Funds IS Capital Income Builder Class 2	345	113
American Funds IS Global Growth and Income Fund Class 2	760	54
American Funds IS Growth-Income Fund Class 2	401	37
American Funds IS US Government/AAA-Rated Securities Fund Class 2	168	9
American Funds New World Class 2	755	216
American Funds New World Class 4	154	14
American Funds US Government/AAA-Rated Securities Class 4	1,623	1,308
Calvert VP SRI Balanced	70	100
ClearBridge Variable Mid Cap Portfolio Class II	44,832	14,524
ClearBridge Variable Small Cap Growth II	31,138	19,177
Fidelity Contrafund Portfolio SC2	172,732	49,736
Fidelity Equity Income SC2	993	978
Fidelity Freedom Fund-2015 Maturity SC2	132	131
Fidelity Freedom Fund-2020 Maturity SC2	505	406
Fidelity Growth Portfolio SC2	739	444
Fidelity Index 500 Portfolio SC2	613,414	139,356
Fidelity Investment Grade Bonds SC2	22,005	35,406
Fidelity Mid Cap SC2	547,299	359,576
Franklin Flex Cap Growth VIP CL 2	24,571	7,873
Franklin Income VIP CL 2	105,539	37,599
Franklin Mutual Global Discovery VIP CL 2	1,049	160
Franklin Mutual Shares VIP CL 2	638,607	390,909
Franklin Rising Dividend VIP CL 2	227,992	77,623

FSA-78

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

5.  INVESTMENTS — (Continued)

(in thousands)	Purchases	Sales
Franklin Small Cap Value VIP CL 2	$40,417	$25,470
Franklin Small-Mid Cap Growth VIP CL 2	25,964	8,421
Franklin Strategic Income VIP CL 2	705	53
Franklin US Government Securities VIP CL 2	22,491	74,992
Goldman Sachs Global Trends Allocation Fund SC	1,533	1,590
Goldman Sachs International Equity Insights	1,372	3,237
Goldman Sachs International Equity Insights SC	17,609	19,233
Goldman Sachs Large Cap Value	2,669	7,247
Goldman Sachs Large Cap Value Fund SC	11,991	26,244
Goldman Sachs Mid Cap Value	417	911
Goldman Sachs Mid Cap Value SC	96,357	24,968
Goldman Sachs Small Cap Equity Insights	1,026	3,542
Goldman Sachs Small Cap Equity Insights SC	720	4,598
Goldman Sachs Strategic Growth	3,371	5,416
Goldman Sachs Strategic Growth SC	112,844	45,796
Goldman Sachs US Equity Insights	1,668	4,354
Goldman Sachs US Equity Insights SC	84	178
Goldman Sachs VIT Core Fixed Income Fund SC	1,650	2,560
Goldman Sachs VIT Growth Opportunities SC	21,344	14,022
Guggenheim Floating Rate Strategies (Series F)	2,248	921
Guggenheim Global Managed Futures Strategy	1,426	61
Guggenheim Long Short Equity	1,329	1,464
Guggenheim Multi-Hedge Strategies	33	35
Invesco Oppenheimer VI Capital Appreciation Fund	983	1,113
Invesco Oppenheimer VI Capital Appreciation Fund SC	48,689	15,447
Invesco Oppenheimer VI Discovery Mid Cap Growth Fund	360	507
Invesco Oppenheimer VI Discovery Mid Cap Growth Fund SC	305	210
Invesco Oppenheimer VI Global Fund	1,410	1,322
Invesco Oppenheimer VI Global Fund SC	236,255	114,164
Invesco Oppenheimer VI Global Strategic Income Fund	503	1,623
Invesco Oppenheimer VI Global Strategic Income Fund SC	14,264	53,277
Invesco Oppenheimer VI Government Money Fund	2,082,923	4,720,258
Invesco Oppenheimer VI Main Street Fund	1,573	1,225
Invesco Oppenheimer VI Main Street Fund SC	40,030	12,009
Invesco VI American Franchise I	817	953
Invesco VI American Franchise II	548	806
Invesco VI American Value II	107,864	71,428
Invesco VI Balanced Risk Allocation II	5,410	14,925
Invesco VI Comstock I	3,764	3,537
Invesco VI Comstock II	127,483	85,478
Invesco VI Equity and Income II	194,145	85,517
Invesco VI Global Real Estate II	15,271	5,081

FSA-79

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

5.  INVESTMENTS — (Continued)

(in thousands)	Purchases	Sales
Invesco VI Government Securities II	$10,387	$23,461
Invesco VI Growth & Income I	3,884	4,087
Invesco VI Growth & Income II	1,006,860	638,833
Invesco VI International Growth II	55,260	12,407
Invesco VI Mid-Cap Growth II	17,067	6,984
Invesco VI Small Cap Equity II	17,642	8,116
Lord Abbett Bond Debenture VC	41,099	92,125
Lord Abbett Calibrated Dividend Growth VC	33,872	17,173
Lord Abbett Classic Stock VC	22,213	32,724
Lord Abbett Growth & Income VC	9,298	12,281
Lord Abbett Growth Opportunities VC	62,369	18,704
Lord Abbett International Opportunities VC	1,498	24,431
Lord Abbett Mid Cap Stock VC	25,751	24,122
Lord Abbett Series Fundamental Equity VC	232,295	136,761
MFS Growth Series IC	716	676
MFS Growth Series SC	7,591	10,829
MFS Investors Trust IC	452	943
MFS Investors Trust SC	4,746	11,816
MFS New Discovery IC	533	312
MFS New Discovery SC	13,370	17,095
MFS Research IC	603	723
MFS Research SC	688	954
MFS Total Return IC	1,610	3,522
MFS Total Return SC	3,853	9,263
MFS Utilities IC	161	691
MFS Utilities SC	1,735	6,763
MFS VIT Total Return Bond SC	21,538	81,540
MFS VIT Value SC	16,008	37,689
MFS VIT II Emerging Markets Equity SC	38	124
MFS VIT II International Value SC	1,396	3,784
MFS VIT II MA Investors Growth Stock IC	198	326
MFS VIT II MA Investors Growth Stock SC	3,480	15,034
PIMCO VIT All Asset Advisor	7,736	1,212
PIMCO VIT Global Diversified Allocation Portfolio	1,351	1,620
PIMCO VIT Long-Term US Government Advisor	5,478	4,367
PIMCO VIT Low Duration Advisor	13,268	16,190
PIMCO VIT Real Return Advisor	11,838	54,672
PIMCO VIT Short-Term Advisor	13,922	17,932
PIMCO VIT Total Return Advisor	43,068	126,779
Protective Life Dynamic Allocation Series - Conservative	7,960	6,371
Protective Life Dynamic Allocation Series - Growth	21,405	16,880
Protective Life Dynamic Allocation Series - Moderate	40,706	18,020

FSA-80

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

5.  INVESTMENTS — (Continued)

(in thousands)	Purchases	Sales
QS Legg Mason Dynamic Multi-Strategy VIT II	$876	$3,687
Royce Capital Fund Micro-Cap SC	18,141	7,104
Royce Capital Fund Small-Cap SC	339,441	204,856
Rydex Commodities Strategy	1	1
Rydex Inverse Government Long Bond	1	0
Templeton Developing Markets VIP CL 2	33,145	20,679
Templeton Foreign VIP CL 2	27,936	17,103
Templeton Global Bond VIP Fund CL 2	31,311	41,304
Templeton Growth VIP CL 2	40,842	12,267
Morgan Stanley VIF, Inc. Global Real Estate II	1,939	1,964
VanEck Global Hard Asset	29	3

6.  FINANCIAL HIGHLIGHTS

Protective Life sells a number of variable annuity products that are funded by the Separate Account. These products have unique combinations of features and fees that are charged against the contract owner's account. Differences in the fee structures result in a variety of unit values, expense ratios and total returns. The following tables were developed by determining which products offered by Protective Life and funded by the Separate Account have the highest and lowest expense ratios. The summaries may not reflect or directly equate to the minimum and maximum contract charges offered by Protective Life, as contract owners may not have selected all available and applicable contract options for or during the periods presented.

A summary of the units outstanding, unit fair values, net assets for variable annuity contracts, net investment income ratios, the expense ratios, excluding expenses of the underlying funds, and total returns for each of the five years in the period ended December 31, 2019, were as follows:

	As of December 31				For the Year Ended December 31
	Units	Unit Fair Value	Unit Fair Value	Net Assets	Investment Income	Expense Ratio		Total Return
Subaccount	(000's)	Lowest	Highest	(000's)	Ratio*	Lowest**	Highest**	Lowest***	Highest***
American Funds Asset Allocation Class 2
2019	3,490	$20.77	$29.46	$79,883	1.96%	0.60%	1.70%	19.17%	20.50%
2018	3,522	$17.35	$24.50	$67,844	1.63%	0.60%	1.70%	–6.23%	–5.18%
2017	4,101	$18.42	$25.89	$83,402	1.54%	0.60%	1.70%	14.26%	15.54%
2016	4,365	$16.05	$22.45	$77,786	1.70%	0.60%	1.70%	7.56%	8.76%
2015	3,745	$14.85	$20.68	$63,311	1.63%	0.60%	1.70%	–0.32%	0.79%
American Funds Asset Allocation Class 4
2019	1,073	$12.90	$13.51	$14,139	2.00%	1.00%	1.30%	19.36%	19.72%
2018	611	$10.77	$11.32	$6,793	1.64%	1.00%	1.30%	–6.08%	–5.79%
2017	434	$11.43	$12.05	$5,173	1.65%	1.00%	1.30%	14.41%	14.75%
2016	226	$10.53	$10.53	$2,384	1.96%	1.30%	1.30%	7.75%	7.75%
2015	72	$9.77	$9.77	$708	2.37%	1.30%	1.30%	–0.18%	–0.18%
American Funds Blue Chip Income & Growth Class 2
2019	1,138	$10.90	$13.97	$15,902	2.16%	0.75%	0.90%	4.28%	20.29%
2018	1,028	$11.62	$11.62	$11,948	2.13%	0.90%	0.90%	–9.48%	–9.48%
2017	897	$12.83	$12.83	$11,511	2.27%	0.90%	0.90%	15.99%	15.99%
2016	644	$11.06	$11.06	$7,126	2.63%	0.90%	0.90%	17.64%	17.64%
2015	247	$9.41	$9.41	$2,320	3.11%	0.90%	0.90%	–2.97%	–2.97%

FSA-81

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

6.  FINANCIAL HIGHLIGHTS — (Continued)

	As of December 31				For the Year Ended December 31
	Units	Unit Fair Value	Unit Fair Value	Net Assets	Investment Income	Expense Ratio		Total Return
Subaccount	(000's)	Lowest	Highest	(000's)	Ratio*	Lowest**	Highest**	Lowest***	Highest***
American Funds Blue Chip Income & Growth Class 4
2019	136	$13.55	$13.55	$1,837	2.06%	1.30%	1.30%	19.46%	19.46%
2018	104	$11.35	$11.35	$1,176	1.98%	1.30%	1.30%	–10.11%	–10.11%
2017	88	$12.62	$12.62	$1,109	2.07%	1.30%	1.30%	15.19%	15.19%
2016	69	$10.96	$10.96	$761	2.74%	1.30%	1.30%	16.96%	16.96%
2015	23	$9.37	$9.37	$218	2.92%	1.30%	1.30%	–3.25%	–3.25%
American Funds Bond Class 4
2019	201	$10.65	$10.83	$2,164	2.87%	1.00%	1.30%	7.66%	7.99%
2018	122	$9.89	$10.03	$1,219	3.39%	1.00%	1.30%	–2.18%	–1.88%
2017	29	$10.11	$10.22	$294	2.98%	1.00%	1.30%	0.89%	2.26%
2016	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
2015	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
American Funds Capital Income Builder Class 4
2019	290	$11.37	$11.96	$3,369	2.62%	1.00%	1.30%	16.09%	16.44%
2018	169	$9.80	$10.27	$1,673	3.32%	1.00%	1.30%	–8.46%	–8.18%
2017	49	$10.70	$11.18	$529	2.29%	1.00%	1.30%	6.35%	11.53%
2016	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
2015	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
American Funds Global Growth Class 2
2019	4,697	$11.00	$15.15	$71,124	1.15%	0.75%	0.90%	4.68%	34.06%
2018	4,911	$11.30	$11.30	$55,496	0.73%	0.90%	0.90%	–9.87%	–9.87%
2017	4,714	$12.54	$12.54	$59,095	0.73%	0.90%	0.90%	30.29%	30.29%
2016	4,188	$9.62	$9.62	$40,296	1.29%	0.90%	0.90%	–0.28%	–0.28%
2015	1,000	$9.65	$9.65	$9,654	1.43%	0.90%	0.90%	–1.22%	–1.22%
American Funds Global Growth Class 4
2019	747	$14.28	$14.69	$10,918	1.00%	1.00%	1.30%	33.12%	33.53%
2018	696	$10.69	$11.04	$7,656	0.58%	1.00%	1.30%	–10.42%	–10.15%
2017	615	$11.90	$12.32	$7,571	0.64%	1.00%	1.30%	14.10%	29.42%
2016	505	$9.52	$9.52	$4,804	0.94%	1.30%	1.30%	–0.93%	–0.93%
2015	166	$9.61	$9.61	$1,593	1.43%	1.30%	1.30%	–1.56%	–1.56%
American Funds Global Growth & Income Class 4
2019	169	$13.35	$14.28	$2,390	2.11%	1.00%	1.30%	29.03%	29.43%
2018	102	$10.35	$11.03	$1,122	2.52%	1.00%	1.30%	–11.07%	–10.79%
2017	29	$11.36	$12.01	$356	3.86%	1.00%	1.30%	12.20%	20.86%
2016	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
2015	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
American Funds Global Small Capitalization Class 2
2019	188	$11.00	$12.91	$2,383	0.16%	0.75%	0.90%	4.01%	30.34%
2018	138	$9.90	$9.90	$1,368	0.10%	1.30%	1.30%	–11.36%	–11.36%
2017	84	$11.17	$11.17	$942	0.44%	0.90%	0.90%	24.77%	24.77%
2016	59	$8.96	$8.96	$525	0.40%	0.90%	0.90%	1.18%	1.18%
2015	14	$8.85	$8.85	$123	0.00%	0.90%	0.90%	–12.31%	–12.31%
American Funds Global Small Capitalization Class 4
2019	19	$12.52	$12.52	$243	0.01%	1.30%	1.30%	29.54%	29.54%
2018	28	$9.67	$9.67	$270	0.03%	1.30%	1.30%	–11.97%	–11.97%
2017	19	$10.98	$10.98	$203	0.43%	1.30%	1.30%	24.00%	24.00%
2016	6	$8.86	$8.86	$50	0.17%	1.30%	1.30%	0.53%	0.53%
2015	1	$8.81	$8.81	$9	0.00%	1.30%	1.30%	–12.62%	–12.62%

FSA-82

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

6.  FINANCIAL HIGHLIGHTS — (Continued)

	As of December 31				For the Year Ended December 31
	Units	Unit Fair Value	Unit Fair Value	Net Assets	Investment Income	Expense Ratio		Total Return
Subaccount	(000's)	Lowest	Highest	(000's)	Ratio*	Lowest**	Highest**	Lowest***	Highest***
American Funds Growth Class 2
2019	824	$11.02	$17.61	$14,503	0.78%	0.75%	0.90%	4.22%	29.60%
2018	791	$13.59	$13.59	$10,752	0.50%	0.90%	0.90%	–1.15%	–1.15%
2017	672	$13.75	$13.75	$9,234	0.58%	0.90%	0.90%	27.14%	27.17%
2016	467	$10.81	$10.81	$5,044	1.01%	0.90%	0.90%	8.51%	8.51%
2015	168	$9.96	$9.96	$1,669	0.90%	0.90%	0.90%	0.92%	0.92%
American Funds Growth Class 4
2019	986	$14.79	$17.08	$14,785	0.69%	1.00%	1.30%	28.75%	29.14%
2018	486	$11.45	$13.27	$5,703	0.34%	1.00%	1.30%	–1.80%	–1.50%
2017	193	$11.63	$13.51	$2,366	0.58%	1.00%	1.30%	13.12%	26.33%
2016	35	$10.70	$10.70	$378	0.68%	1.30%	1.30%	7.80%	7.80%
2015	21	$9.92	$9.92	$211	0.73%	1.30%	1.30%	0.59%	0.59%
American Funds Growth-Income Class 4
2019	518	$13.64	$14.51	$7,471	1.93%	1.00%	1.30%	24.22%	24.60%
2018	268	$10.98	$11.65	$3,102	1.89%	1.00%	1.30%	–3.34%	–3.04%
2017	79	$11.36	$12.01	$948	2.15%	1.00%	1.30%	12.20%	20.86%
2016	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
2015	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
American Funds International Class 2
2019	420	$10.76	$12.24	$5,144	1.55%	0.75%	0.90%	4.35%	21.78%
2018	385	$10.05	$10.05	$3,871	2.15%	0.90%	0.90%	–13.92%	–13.92%
2017	248	$11.67	$11.67	$2,890	1.54%	0.90%	0.90%	30.96%	30.96%
2016	132	$8.91	$8.91	$1,179	1.95%	0.90%	0.90%	2.60%	2.60%
2015	48	$8.69	$8.69	$420	2.19%	0.90%	0.90%	–10.14%	–10.14%
American Funds International Class 4
2019	30	$11.88	$11.88	$351	1.41%	1.30%	1.30%	21.07%	21.07%
2018	18	$9.81	$9.81	$181	2.44%	1.30%	1.30%	–14.54%	–14.54%
2017	6	$11.48	$11.48	$74	1.84%	1.30%	1.30%	30.19%	30.19%
2016	0	$8.82	$8.82	$4	1.27%	1.30%	1.30%	1.88%	1.88%
2015	0	$8.65	$8.65	$4	2.40%	1.30%	1.30%	–10.43%	–10.43%
American Funds IS Bond Fund Class 2
2019	261	$10.06	$10.84	$2,829	2.79%	0.75%	0.90%	0.27%	8.37%
2018	218	$10.00	$10.00	$2,182	3.56%	0.90%	0.90%	–1.61%	–1.61%
2017	61	$10.16	$10.16	$617	2.65%	0.90%	0.90%	1.43%	1.43%
2016	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
2015	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
American Funds IS Capital Income Builder Class 2
2019	225	$11.57	$11.57	$2,607	2.96%	0.90%	0.90%	16.83%	16.83%
2018	208	$9.90	$9.90	$2,061	3.78%	0.90%	0.90%	7.92%	7.92%
2017	39	$10.75	$10.75	$420	1.68%	0.90%	0.90%	6.93%	6.93%
2016	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
2015	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
American Funds IS Global Growth and Income Fund Class 2
2019	155	$10.82	$13.59	$1,990	1.80%	0.75%	0.90%	4.92%	29.96%
2018	98	$10.46	$10.46	$1,026	2.83%	0.90%	0.90%	–10.45%	10.45%
2017	16	$11.68	$11.68	$187	3.21%	0.90%	0.90%	13.92%	13.92%
2016	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
2015	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

FSA-83

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

6.  FINANCIAL HIGHLIGHTS — (Continued)

	As of December 31				For the Year Ended December 31
	Units	Unit Fair Value	Unit Fair Value	Net Assets	Investment Income	Expense Ratio		Total Return
Subaccount	(000's)	Lowest	Highest	(000's)	Ratio*	Lowest**	Highest**	Lowest***	Highest***
American Funds IS Growth-Income Fund Class 2
2019	114	$10.80	$13.89	$1,582	1.82%	0.75%	0.90%	3.72%	25.00%
2018	96	$11.11	$11.11	$1,071	2.37%	0.90%	0.90%	–2.67%	–2.67%
2017	19	$11.42	$11.42	$212	2.08%	0.90%	0.90%	12.69%	12.69%
2016	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
2015	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
American Funds IS US Government/ AAA Rated Securities Fund Class 2
2019	57	$10.38	$10.38	$586	2.28%	0.90%	0.90%	4.37%	4.37%
2018	42	$9.94	$9.94	$414	3.02%	0.90%	0.90%	–0.18%	–0.18%
2017	3	$9.96	$9.96	$25	2.15%	0.90%	0.90%	–0.43%	–0.43%
2016	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
2015	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
American Funds New World Class 2
2019	320	$10.84	$13.24	$4,201	0.99%	0.75%	0.90%	4.19%	27.98%
2018	285	$10.35	$10.35	$2,944	1.01%	0.90%	0.90%	–14.82%	–14.82%
2017	200	$12.15	$12.15	$2,424	1.15%	0.90%	0.90%	28.28%	28.28%
2016	107	$9.47	$9.47	$1,012	1.13%	0.90%	0.90%	4.31%	4.31%
2015	29	$9.08	$9.08	$261	0.45%	0.90%	0.90%	–6.63%	–6.63%
American Funds New World Class 4
2019	19	$12.85	$12.85	$250	0.94%	1.30%	1.30%	27.14%	27.14%
2018	8	$10.11	$10.11	$80	0.80%	1.30%	1.30%	–15.37%	–15.37%
2017	6	$11.94	$11.94	$70	0.86%	1.30%	1.30%	27.39%	27.39%
2016	5	$9.37	$9.37	$46	1.23%	1.30%	1.30%	3.68%	3.68%
2015	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
American Funds US Government/ AAA-Rated Securities Class 4
2019	80	$10.20	$10.34	$817	2.18%	1.00%	1.30%	3.78%	4.09%
2018	51	$9.83	$9.94	$500	2.75%	1.00%	1.30%	–0.81%	–0.51%
2017	14	$9.91	$9.99	$138	1.73%	1.00%	1.30%	–0.84%	0.27%
2016	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
2015	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Calvert VP SRI Balanced
2019	50	$23.01	$27.37	$1,337	1.57%	0.85%	1.55%	22.48%	23.35%
2018	53	$18.66	$22.28	$1,159	1.84%	0.85%	1.55%	–4.18%	–3.50%
2017	55	$19.33	$23.18	$1,253	1.93%	0.85%	1.55%	9.99%	11.22%
2016	62	$17.41	$20.96	$1,267	1.76%	0.85%	1.80%	5.92%	6.94%
2015	71	$16.28	$19.28	$1,351	0.11%	0.70%	1.80%	–3.95%	–2.88%
ClearBridge Variable Mid Cap Portfolio Class II
2019	2,806	$19.89	$28.98	$66,938	0.50%	0.60%	1.75%	30.33%	31.86%
2018	1,304	$15.26	$21.98	$25,104	0.11%	0.60%	1.75%	–14.33%	–13.32%
2017	3,437	$17.81	$25.36	$72,310	0.19%	0.60%	1.75%	10.59%	11.88%
2016	3,693	$16.11	$22.67	$69,891	0.42%	0.60%	1.75%	7.21%	8.46%
2015	2,038	$15.02	$20.90	$37,265	0.08%	0.60%	1.75%	0.20%	1.38%
ClearBridge Variable Small Cap Growth II
2019	847	$24.38	$37.10	$25,189	0.00%	0.60%	1.75%	24.34%	25.79%
2018	493	$19.60	$29.49	$12,305	0.00%	0.60%	1.75%	1.39%	2.59%
2017	962	$19.33	$28.75	$22,706	0.00%	0.60%	1.75%	21.75%	23.17%
2016	743	$15.88	$23.34	$14,160	0.00%	0.60%	1.75%	3.70%	4.91%
2015	455	$15.31	$22.25	$8,768	0.00%	0.60%	1.75%	–6.26%	–5.17%

FSA-84

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

6.  FINANCIAL HIGHLIGHTS — (Continued)

	As of December 31				For the Year Ended December 31
	Units	Unit Fair Value	Unit Fair Value	Net Assets	Investment Income	Expense Ratio		Total Return
Subaccount	(000's)	Lowest	Highest	(000's)	Ratio*	Lowest**	Highest**	Lowest***	Highest***
Fidelity Contrafund Portfolio SC2
2019	11,442	$10.76	$39.18	$304,718	0.25%	0.60%	1.75%	3.53%	30.49%
2018	6,258	$17.06	$30.09	$138,954	0.40%	0.60%	1.75%	–8.28%	–7.20%
2017	14,006	$18.60	$32.49	$313,071	0.78%	0.60%	1.75%	19.47%	20.86%
2016	15,143	$15.57	$26.94	$282,691	0.73%	0.60%	1.75%	5.85%	7.09%
2015	9,961	$14.71	$25.20	$184,377	0.78%	0.60%	1.75%	–1.34%	–0.19%
Fidelity Equity Income SC2
2019	280	$19.03	$34.64	$6,986	1.85%	0.60%	1.65%	25.01%	26.34%
2018	297	$15.22	$27.47	$5,965	2.03%	0.60%	1.65%	–10.05%	–9.09%
2017	343	$16.92	$30.28	$7,623	1.43%	0.60%	1.65%	10.80%	11.98%
2016	401	$15.27	$27.09	$8,015	2.04%	0.60%	1.65%	15.78%	17.01%
2015	448	$13.19	$23.20	$7,771	2.84%	0.60%	1.65%	–5.82%	–4.81%
Fidelity Freedom Fund - 2015 Maturity SC2
2019	53	$15.92	$23.23	$991	1.81%	0.60%	1.65%	16.03%	17.27%
2018	58	$13.72	$19.85	$918	1.27%	0.60%	1.65%	–6.85%	–5.85%
2017	75	$14.73	$21.13	$1,245	1.36%	0.60%	1.65%	12.91%	14.11%
2016	67	$13.05	$18.55	$1,011	1.24%	0.60%	1.65%	3.84%	4.95%
2015	71	$12.56	$17.72	$1,047	1.77%	0.60%	1.65%	–2.15%	–1.10%
Fidelity Freedom Fund - 2020 Maturity SC2
2019	136	$16.19	$25.36	$2,659	1.82%	0.60%	1.65%	17.90%	19.16%
2018	137	$13.73	$21.32	$2,290	1.51%	0.60%	1.65%	–7.63%	6.64%
2017	96	$14.87	$22.88	$1,808	1.14%	0.60%	1.65%	14.35%	15.57%
2016	125	$13.00	$19.84	$2,079	1.27%	0.60%	1.65%	4.06%	5.17%
2015	133	$12.49	$18.90	$2,097	1.70%	0.60%	1.65%	–2.10%	–1.06%
Fidelity Growth Portfolio SC2
2019	108	$28.89	$49.58	$3,610	0.05%	0.60%	1.65%	31.77%	33.17%
2018	104	$21.92	$37.30	$2,623	0.05%	0.70%	1.65%	–2.08%	–1.13%
2017	125	$32.39	$37.77	$3,332	0.08%	0.70%	1.65%	32.60%	34.01%
2016	120	$16.88	$28.24	$2,464	0.00%	0.70%	1.65%	–1.10%	–0.15%
2015	147	$17.07	$28.31	$2,962	0.03%	0.60%	1.65%	5.14%	6.26%
Fidelity Index 500 Portfolio SC2
2019	28,900	$10.81	$42.01	$804,290	2.12%	0.60%	1.75%	3.82%	30.23%
2018	9,749	$19.23	$32.32	$210,996	1.28%	0.60%	1.75%	–6.40%	–5.30%
2017	27,652	$20.54	$34.20	$629,068	1.65%	0.60%	1.75%	19.29%	20.68%
2016	25,061	$17.22	$28.40	$474,690	1.74%	0.60%	1.75%	9.64%	10.91%
2015	13,418	$15.71	$25.66	$231,506	2.73%	0.60%	1.75%	–0.68%	0.48%
Fidelity Investment Grade Bonds SC2
2019	20,226	$10.07	$16.54	$262,913	2.53%	0.60%	1.75%	0.23%	8.75%
2018	21,633	$10.56	$15.21	$259,462	2.28%	0.60%	1.75%	–2.53%	–1.39%
2017	21,901	$10.83	$15.42	$269,099	2.30%	0.60%	1.75%	2.18%	3.37%
2016	20,125	$10.60	$14.92	$242,133	2.46%	0.60%	1.75%	2.66%	3.85%
2015	16,489	$10.33	$14.38	$195,844	2.67%	0.60%	1.75%	–2.58%	–1.44%
Fidelity Mid Cap SC2
2019	14,516	$17.69	$36.63	$323,571	0.84%	0.60%	1.75%	21.02%	22.43%
2018	6,568	$14.62	$30.05	$131,653	0.35%	0.60%	1.75%	–16.27%	–15.29%
2017	17,087	$17.46	$35.64	$370,920	0.48%	0.60%	1.75%	18.44%	19.82%
2016	18,819	$14.74	$29.88	$342,992	0.40%	0.60%	1.75%	9.97%	11.25%
2015	9,433	$13.40	$26.98	$170,667	0.20%	0.60%	1.75%	–3.35%	–2.22%
Franklin Flex Cap Growth VIP CL 2
2019	1,372	$22.29	$37.53	$35,750	0.00%	0.60%	1.75%	28.87%	30.38%
2018	690	$17.29	$28.85	$14,377	0.00%	0.60%	1.75%	1.32%	2.52%
2017	1,363	$17.07	$22.39	$27,018	0.00%	0.60%	1.75%	24.73%	26.18%
2016	1,453	$13.68	$22.39	$23,108	0.00%	0.60%	1.75%	–4.58%	–3.47%
2015	1,116	$14.34	$23.24	$18,971	0.00%	0.60%	1.75%	2.54%	3.74%
FSA-85

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

6.  FINANCIAL HIGHLIGHTS — (Continued)

	As of December 31				For the Year Ended December 31
	Units	Unit Fair Value	Unit Fair Value	Net Assets	Investment Income	Expense Ratio		Total Return
Subaccount	(000's)	Lowest	Highest	(000's)	Ratio*	Lowest**	Highest**	Lowest***	Highest***
Franklin Income VIP CL 2
2019	11,530	$14.51	$24.77	$208,678	6.48%	0.60%	1.75%	14.03%	15.36%
2018	7,916	$12.72	$21.52	$129,560	5.91%	0.60%	1.75%	–5.99%	–4.88%
2017	14,303	$13.53	$22.67	$239,079	4.15%	0.60%	1.75%	7.76%	9.02%
2016	15,126	$12.56	$20.83	$233,837	5.60%	0.60%	1.75%	12.04%	13.34%
2015	10,486	$11.21	$18.42	$150,657	4.95%	0.60%	1.75%	–8.68%	–7.61%
Franklin Mutual Global Discovery VIP CL 2
2019	192	$10.76	$11.66	$2,169	1.58%	0.75%	1.30%	3.63%	23.25%
2018	124	$9.06	$9.47	$1,147	2.71%	0.90%	1.30%	–12.38%	–12.02%
2017	96	$10.34	$10.77	$1,010	1.19%	0.60%	1.75%	2.66%	7.52%
2016	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
2015	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Franklin Mutual Shares VIP CL 2
2019	34,090	$10.73	$28.00	$660,473	2.23%	0.60%	1.75%	3.40%	21.84%
2018	24,488	$13.95	$23.02	$392,976	2.94%	0.60%	1.75%	–10.66%	–9.61%
2017	42,841	$15.59	$25.53	$760,362	2.21%	0.60%	1.75%	6.46%	7.70%
2016	46,777	$14.63	$23.75	$775,502	2.36%	0.60%	1.75%	14.04%	15.36%
2015	33,349	$12.82	$20.63	$484,637	2.96%	0.60%	1.75%	–6.60%	–5.51%
Franklin Rising Dividend VIP CL 2
2019	14,143	$10.64	$38.99	$371,083	1.59%	0.60%	1.75%	3.55%	28.46%
2018	9,662	$18.06	$30.41	$205,653	1.60%	0.60%	1.75%	–6.74%	–5.65%
2017	18,488	$19.37	$32.30	$405,590	1.53%	0.60%	1.75%	18.46%	19.84%
2016	20,344	$16.35	$27.00	$375,007	1.69%	0.60%	1.75%	14.02%	15.35%
2015	13,637	$14.34	$23.46	$228,798	1.70%	0.60%	1.75%	–5.33%	–4.23%
Franklin Small Cap Value VIP CL 2
2019	2,009	$19.99	$28.22	$49,170	0.91%	0.60%	1.75%	24.14%	25.59%
2018	1,597	$16.10	$22.47	$32,328	1.06%	0.60%	1.75%	–14.41%	–13.40%
2017	2,608	$18.81	$25.94	$59,518	0.51%	0.60%	1.75%	8.72%	9.99%
2016	2,824	$17.31	$23.59	$58,900	0.87%	0.60%	1.75%	27.92%	29.41%
2015	2,388	$13.53	$18.23	$40,092	0.75%	0.60%	1.75%	–9.01%	–7.94%
Franklin Small-Mid Cap Growth VIP CL 2
2019	1,464	$20.10	$38.84	$35,347	0.00%	0.60%	1.75%	29.14%	30.65%
2018	806	$15.57	$29.79	$15,829	0.00%	0.60%	1.75%	–7.03%	–5.94%
2017	1,735	$16.74	$31.73	$34,548	0.00%	0.60%	1.75%	19.28%	20.67%
2016	1,854	$14.04	$26.35	$31,042	0.00%	0.60%	1.75%	2.35%	3.55%
2015	1,078	$13.71	$25.50	$18,593	0.00%	0.60%	1.75%	–4.36%	–3.24%
Franklin Strategic Income VIP CL2
2019	162	$10.45	$10.78	$1,741	4.17%	0.90%	1.30%	6.65%	7.08%
2018	105	$9.80	$10.08	$1,057	2.74%	0.90%	1.30%	–3.41%	–3.02%
2017	76	$10.15	$10.40	$790	2.78%	0.90%	1.30%	1.09%	3.52%
2016	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
2015	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Franklin US Government Securities VIP CL 2
2019	40,081	$9.87	$13.42	$449,989	2.89%	0.60%	1.75%	–0.14%	4.60%
2018	45,670	$9.55	$12.83	$491,853	2.74%	0.60%	1.75%	–1.43%	–0.27%
2017	49,200	$9.68	$12.87	$534,690	2.63%	0.60%	1.75%	–0.43%	0.73%
2016	49,314	$9.73	$12.77	$534,483	2.50%	0.60%	1.75%	–1.09%	0.06%
2015	50,826	$9.83	$12.76	$553,686	2.58%	0.60%	1.75%	–1.28%	–0.13%

FSA-86

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

6.  FINANCIAL HIGHLIGHTS — (Continued)

	As of December 31				For the Year Ended December 31
	Units	Unit Fair Value	Unit Fair Value	Net Assets	Investment Income	Expense Ratio		Total Return
Subaccount	(000's)	Lowest	Highest	(000's)	Ratio*	Lowest**	Highest**	Lowest***	Highest***
Goldman Sachs Global Trends Allocation Fund SC
2019	604	$11.99	$12.46	$7,464	1.47%	1.00%	1.75%	9.98%	10.82%
2018	635	$10.82	$11.27	$7,102	0.67%	1.00%	1.75%	–6.02%	–5.30%
2017	639	$11.42	$11.94	$7,565	0.30%	1.00%	1.75%	11.14%	11.98%
2016	676	$10.20	$10.70	$7,165	0.29%	1.00%	1.75%	2.52%	3.30%
2015	660	$9.87	$10.39	$6,835	0.11%	1.00%	1.75%	–7.46%	–6.76%
Goldman Sachs International Equity Insights
2019	1,350	$13.74	$22.89	$23,424	2.44%	0.60%	1.80%	16.32%	17.74%
2018	1,476	$11.73	$19.57	$21,957	1.95%	0.60%	1.80%	–17.80%	–16.79%
2017	1,620	$14.17	$23.67	$29,100	1.85%	0.60%	1.80%	24.34%	25.85%
2016	1,888	$11.32	$18.93	$27,037	1.97%	0.60%	1.80%	–4.47%	–3.31%
2015	2,072	$11.76	$19.71	$30,990	1.66%	0.60%	1.80%	–0.76%	0.45%
Goldman Sachs International Equity Insights SC
2019	3,453	$10.30	$19.77	$41,920	2.21%	0.70%	1.75%	16.17%	17.41%
2018	3,737	$8.85	$16.86	$38,024	1.53%	0.70%	1.75%	–18.02%	–17.14%
2017	4,472	$10.77	$20.37	$55,115	1.70%	0.70%	1.75%	24.01%	25.33%
2016	4,578	$8.67	$16.27	$44,909	1.78%	0.70%	1.75%	–4.56%	–3.54%
2015	4,695	$9.07	$16.88	$47,866	1.46%	0.70%	1.75%	–0.99%	0.07%
Goldman Sachs Large Cap Value
2019	1,202	$23.26	$44.44	$39,851	1.48%	0.60%	1.80%	23.66%	25.17%
2018	1,397	$18.67	$35.74	$37,305	1.29%	0.60%	1.80%	–10.11%	–9.01%
2017	1,577	$20.63	$39.54	$46,632	1.60%	0.60%	1.80%	7.89%	9.20%
2016	1,796	$18.98	$36.44	$49,161	2.02%	0.60%	1.80%	9.58%	10.91%
2015	2,092	$17.20	$33.07	$51,988	1.35%	0.60%	1.80%	–6.13%	–4.99%
Goldman Sachs Large Cap Value Fund SC
2019	5,556	$16.67	$29.00	$109,299	1.22%	0.70%	1.75%	23.42%	24.74%
2018	6,613	$13.48	$23.27	$103,634	1.00%	0.70%	1.75%	–10.33%	–9.36%
2017	7,820	$15.00	$25.70	$136,488	1.36%	0.70%	1.75%	7.65%	8.79%
2016	8,615	$13.91	$23.65	$138,956	1.86%	0.70%	1.75%	9.34%	10.51%
2015	9,046	$12.69	$21.42	$131,778	1.08%	0.70%	1.75%	–6.25%	–5.25%
Goldman Sachs Mid Cap Value
2019	179	$31.01	$37.08	$6,248	0.82%	0.60%	1.80%	29.16%	30.74%
2018	201	$24.01	$28.39	$5,381	1.34%	0.60%	1.80%	–12.08%	–11.00%
2017	226	$27.31	$31.93	$6,819	0.71%	0.60%	1.80%	9.08%	10.41%
2016	266	$25.04	$28.95	$7,291	1.29%	0.60%	1.80%	11.50%	12.85%
2015	302	$22.45	$25.68	$7,363	0.38%	0.60%	1.80%	–10.87%	–9.79%
Goldman Sachs Mid Cap Value SC
2019	7,414	$14.96	$23.00	$154,879	0.76%	0.70%	1.75%	28.88%	30.25%
2018	3,608	$11.52	$17.66	$59,701	0.31%	0.70%	1.75%	–12.27%	–11.33%
2017	9,603	$13.03	$19.91	$175,683	0.48%	0.70%	1.75%	8.92%	10.07%
2016	10,308	$11.87	$18.09	$172,499	1.51%	0.70%	1.75%	11.30%	12.49%
2015	4,977	$10.59	$16.08	$76,265	0.08%	0.70%	1.75%	–11.11%	–10.16%
Goldman Sachs Small Cap Equity Insights
2019	424	$24.56	$63.35	$23,315	0.49%	0.60%	1.80%	22.60%	24.10%
2018	477	$20.01	$51.38	$21,364	0.50%	0.60%	1.80%	–10.27%	–9.17%
2017	541	$22.28	$56.95	$26,763	0.52%	0.60%	1.80%	9.57%	10.90%
2016	620	$20.32	$51.69	$27,860	1.09%	0.60%	1.80%	20.99%	22.46%
2015	712	$16.78	$42.48	$26,200	0.28%	0.60%	1.80%	–3.89%	–2.71%

FSA-87

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

6.  FINANCIAL HIGHLIGHTS — (Continued)

	As of December 31				For the Year Ended December 31
	Units	Unit Fair Value	Unit Fair Value	Net Assets	Investment Income	Expense Ratio		Total Return
Subaccount	(000's)	Lowest	Highest	(000's)	Ratio*	Lowest**	Highest**	Lowest***	Highest***
Goldman Sachs Small Cap Equity Insights SC
2019	473	$24.71	$40.95	$13,000	0.20%	0.70%	1.65%	22.48%	23.66%
2018	633	$20.15	$33.15	$14,033	0.21%	0.70%	1.65%	–10.34%	–9.47%
2017	764	$22.45	$36.65	$18,725	0.29%	0.70%	1.65%	9.39%	10.45%
2016	871	$20.50	$33.22	$19,370	0.85%	0.70%	1.65%	20.97%	22.13%
2015	1,030	$16.93	$27.22	$18,749	0.03%	0.70%	1.65%	–4.10%	–3.18%
Goldman Sachs Strategic Growth
2019	693	$29.71	$66.89	$31,617	0.29%	0.60%	1.80%	33.09%	34.72%
2018	816	$22.17	$49.98	$27,674	0.45%	0.60%	1.80%	–2.83%	–1.63%
2017	961	$22.65	$51.15	$33,382	0.51%	0.60%	1.80%	28.32%	29.88%
2016	1,136	$17.53	$39.64	$30,335	0.58%	0.60%	1.80%	0.15%	1.37%
2015	1,322	$17.38	$39.36	$35,156	0.34%	0.60%	1.80%	1.54%	2.78%
Goldman Sachs Strategic Growth SC
2019	6,211	$10.82	$44.42	$188,489	0.06%	0.70%	1.75%	4.23%	34.37%
2018	4,077	$15.71	$33.09	$95,954	0.00%	0.70%	1.75%	–3.06%	–2.02%
2017	8,794	$16.09	$33.81	$205,502	0.26%	0.70%	1.75%	28.09%	29.45%
2016	9,897	$12.46	$26.14	$180,526	0.42%	0.70%	1.75%	–0.08%	0.98%
2015	8,563	$12.38	$25.91	$157,352	0.11%	0.70%	1.75%	1.34%	2.42%
Goldman Sachs US Equity Insights
2019	494	$26.24	$68.75	$27,924	1.26%	0.60%	1.80%	22.96%	24.46%
2018	566	$21.19	$55.60	$25,778	1.25%	0.60%	1.80%	–7.89%	–6.76%
2017	655	$22.84	$60.03	$31,997	1.34%	0.60%	1.80%	21.84%	23.33%
2016	751	$18.61	$48.99	$30,113	1.24%	0.60%	1.80%	8.75%	10.07%
2015	866	$16.99	$44.80	$31,838	1.29%	0.60%	1.80%	–1.99%	–0.79%
Goldman Sachs US Equity Insights SC
2019	22	$23.55	$40.41	$736	1.02%	0.70%	1.65%	22.87%	24.05%
2018	26	$20.22	$32.61	$697	1.08%	0.70%	1.65%	–7.91%	–7.02%
2017	23	$21.82	$35.10	$688	1.22%	0.70%	1.65%	21.77%	22.94%
2016	25	$17.81	$28.58	$601	1.00%	0.70%	1.65%	8.66%	9.70%
2015	30	$16.30	$26.08	$670	1.07%	0.70%	1.65%	–2.05%	–1.10%
Goldman Sachs VIT Core Fixed Income Fund SC
2019	2,565	$10.80	$11.01	$28,074	2.56%	0.90%	1.30%	7.59%	8.02%
2018	2,691	$10.04	$10.19	$27,300	3.38%	0.90%	1.30%	–2.12%	–1.73%
2017	2,683	$10.26	$10.37	$27,737	2.66%	0.90%	1.30%	1.80%	2.21%
2016	2,377	$10.08	$10.15	$24,074	2.26%	0.90%	1.30%	1.37%	1.78%
2015	1,109	$9.94	$9.97	$11,044	0.84%	0.90%	1.30%	–0.18%	0.02%
Goldman Sachs VIT Growth Opportunities SC
2019	2,094	$22.39	$32.28	$56,658	0.00%	0.60%	1.75%	31.72%	33.26%
2018	2,160	$16.99	$24.22	$47,420	0.00%	0.60%	1.75%	–6.02%	–4.92%
2017	2,966	$18.08	$25.48	$67,966	0.00%	0.60%	1.75%	24.71%	26.16%
2016	3,435	$14.50	$20.19	$62,844	0.00%	0.60%	1.75%	–0.35%	0.81%
2015	3,268	$14.55	$20.03	$60,353	0.00%	0.60%	1.75%	–6.86%	–5.77%
Guggenheim Floating Rate Strategies (Series F)
2019	469	$11.80	$11.80	$5,529	3.75%	1.00%	1.00%	6.53%	6.53%
2018	366	$11.08	$11.08	$4,059	2.96%	1.00%	1.00%	–1.80%	–1.80%
2017	364	$11.28	$11.28	$4,108	3.36%	1.00%	1.00%	2.43%	2.43%
2016	321	$11.01	$11.01	$3,535	5.07%	1.00%	1.00%	7.48%	7.48%
2015	159	$10.25	$10.25	$1,627	1.89%	1.00%	1.00%	–0.28%	–0.28%

FSA-88

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

6.  FINANCIAL HIGHLIGHTS — (Continued)

	As of December 31				For the year ended December 31
	Units	Unit Fair Value	Unit Fair Value	Net Assets	Investment Income	Expense Ratio		Total Return
Subaccount	(000's)	Lowest	Highest	(000's)	Ratio*	Lowest**	Highest**	Lowest***	Highest***
Guggenheim Global Managed Futures Strategy
2019	168	$10.00	$10.00	$1,685	0.36%	1.00%	1.00%	7.06%	7.06%
2018	39	$9.34	$9.34	$363	0.00%	1.00%	1.00%	–9.94%	–9.94%
2017	38	$10.38	$10.38	$396	1.40%	1.00%	1.00%	7.63%	7.63%
2016	37	$9.64	$9.64	$361	4.26%	1.00%	1.00%	–15.61%	–15.61%
2015	30	$11.42	$11.42	$345	2.38%	1.00%	1.00%	–2.53%	–2.53%
Guggenheim Long Short Equity
2019	22	$11.01	$11.01	$243	0.49%	1.00%	1.00%	4.48%	4.48%
2018	29	$10.54	$10.54	$309	0.00%	1.00%	1.00%	–6.03%	–6.03%
2017	24	$12.23	$12.23	$294	0.36%	1.00%	1.00%	13.71%	13.71%
2016	28	$10.75	$10.75	$299	0.00%	1.00%	1.00%	–0.35%	–0.35%
2015	22	$10.79	$10.79	$238	0.00%	1.00%	1.00%	0.25%	0.25%
Guggenheim Multi–Hedge Strategies
2019	70	$10.46	$10.46	$728	2.38%	1.00%	1.00%	3.96%	3.96%
2018	71	$10.06	$10.06	$712	0.00%	1.00%	1.00%	–6.03%	–6.03%
2017	70	$10.70	$10.70	$754	0.00%	1.00%	1.00%	2.64%	2.64%
2016	70	$10.43	$10.43	$730	0.10%	1.00%	1.00%	–1.48%	–1.48%
2015	59	$10.58	$10.58	$624	0.69%	1.00%	1.00%	0.83%	0.83%
Invesco Oppenheimer VI Capital Appreciation Fund(b)
2019	214	$28.33	$41.36	$8,121	0.06%	0.70%	1.80%	33.75%	35.24%
2018	238	$21.03	$30.75	$6,685	0.34%	0.70%	1.80%	–7.43%	–6.39%
2017	276	$22.56	$33.04	$8,348	0.24%	0.70%	1.80%	24.56%	25.95%
2016	299	$17.98	$26.38	$7,236	0.40%	0.70%	1.80%	–3.96%	–2.88%
2015	343	$18.59	$27.31	$8,632	0.09%	0.70%	1.80%	1.68%	2.82%
Invesco Oppenheimer VI Capital Appreciation Fund SC(b)
2019	2,644	$10.90	$39.70	$71,944	0.00%	0.60%	1.80%	4.46%	35.03%
2018	1,332	$16.81	$29.59	$28,858	0.00%	0.60%	1.80%	–7.66%	6.74%
2017	3,512	$18.19	$31.87	$76,611	0.01%	0.60%	1.80%	24.24%	25.75%
2016	3,784	$14.64	$25.51	$66,252	0.07%	0.60%	1.80%	–4.18%	–3.01%
2015	3,174	$15.27	$26.47	$58,337	0.00%	0.60%	1.80%	1.41%	2.65%
Invesco Oppenheimer VI Discovery Mid Cap Growth Fund(b)
2019	73	$26.90	$37.39	$2,580	0.00%	0.70%	1.80%	36.86%	38.39%
2018	86	$19.47	$27.17	$2,233	0.00%	0.70%	1.80%	–7.78%	–6.74%
2017	96	$20.91	$29.29	$2,700	0.03%	0.70%	1.80%	26.48%	27.69%
2016	112	$16.37	$23.03	$2,466	0.00%	0.70%	1.80%	0.50%	1.62%
2015	127	$16.14	$22.79	$2,782	0.00%	0.70%	1.80%	4.69%	5.86%
Invesco Oppenheimer VI Discovery Mid Cap Growth Fund SC(b)
2019	28	$24.59	$46.89	$892	0.00%	0.60%	1.80%	36.51%	38.18%
2018	28	$17.88	$34.00	$652	0.00%	0.60%	1.80%	–8.00%	–6.87%
2017	36	$19.30	$36.58	$927	0.00%	0.60%	1.80%	26.15%	27.69%
2016	42	$15.19	$28.71	$852	0.00%	0.60%	1.80%	0.25%	1.47%
2015	46	$15.05	$28.35	$919	0.00%	0.60%	1.80%	4.44%	5.71%
Invesco Oppenheimer VI Global Fund(b)
2019	170	$43.79	$54.84	$8,589	0.94%	0.70%	1.80%	29.42%	30.87%
2018	194	$33.60	$42.14	$7,517	1.02%	0.70%	1.80%	–14.75%	–13.79%
2017	215	$39.13	$49.15	$9,783	0.97%	0.70%	1.80%	34.22%	35.71%
2016	243	$28.95	$36.42	$8,199	1.01%	0.70%	1.80%	–1.71%	–0.62%
2015	266	$29.25	$36.85	$9,090	1.33%	0.70%	1.80%	2.08%	3.22%

FSA-89

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

6.  FINANCIAL HIGHLIGHTS — (Continued)

	As of December 31				For the Year Ended December 31
	Units	Unit Fair Value	Unit Fair Value	Net Assets	Investment Income	Expense Ratio		Total Return
Subaccount	(000's)	Lowest	Highest	(000's)	Ratio*	Lowest**	Highest**	Lowest***	Highest***
Invesco Oppenheimer VI Global Fund SC(b)
2019	11,046	$19.09	$52.68	$352,148	0.71%	0.60%	1.80%	29.09%	30.67%
2018	6,854	$14.78	$40.58	$204,556	0.92%	0.60%	1.80%	–14.96%	–13.91%
2017	14,314	$17.37	$47.45	$410,949	0.75%	0.60%	1.80%	33.88%	35.50%
2016	17,359	$12.97	$35.25	$371,521	0.61%	0.60%	1.80%	–1.95%	–0.75%
2015	10,419	$13.22	$35.75	$269,963	1.32%	0.60%	1.80%	1.81%	3.05%
Invesco Oppenheimer VI Global Strategic Income Fund(b)
2019	367	$21.47	$25.99	$8,564	3.90%	0.70%	1.80%	8.81%	10.03%
2018	426	$19.73	$23.62	$9,098	4.90%	0.70%	1.80%	–6.13%	–5.07%
2017	492	$21.02	$24.88	$11,143	2.34%	0.70%	1.80%	4.37%	5.53%
2016	552	$20.14	$23.58	$11,927	5.07%	0.70%	1.80%	4.62%	5.79%
2015	648	$19.25	$22.29	$13,319	5.98%	0.70%	1.80%	–4.02%	–2.94%
Invesco Oppenheimer VI Global Strategic Income Fund SC(b)
2019	18,912	$11.03	$24.94	$309,886	3.44%	0.60%	1.80%	8.62%	9.94%
2018	21,838	$10.15	$22.71	$327,166	4.58%	0.60%	1.80%	–6.26%	–5.11%
2017	23,422	$10.82	$23.96	$374,253	2.34%	0.60%	1.80%	4.14%	5.40%
2016	24,367	$10.39	$22.75	$372,230	4.61%	0.60%	1.80%	4.36%	5.63%
2015	26,621	$9.95	$21.56	$388,479	5.59%	0.60%	1.80%	–4.24%	–3.08%
Invesco Oppenheimer VI Government Money Fund(b)
2019	87,525	$0.92	$11.07	$330,128	1.22%	0.60%	1.80%	–0.12%	1.10%
2018	457,088	$0.91	$10.95	$2,969,385	0.83%	0.60%	1.80%	–0.48%	0.74%
2017	92,044	$0.91	$10.87	$377,404	0.39%	0.60%	1.80%	–1.41%	–0.21%
2016	116,486	$0.92	$10.89	$489,814	0.01%	0.60%	1.80%	–1.78%	–0.59%
2015	443,743	$0.93	$10.96	$2,546,039	0.01%	0.60%	1.80%	–1.79%	–0.59%
Invesco Oppenheimer VI Main Street Fund(b)
2019	265	$26.25	$34.26	$8,432	1.11%	0.70%	1.80%	29.71%	31.16%
2018	298	$20.10	$26.27	$7,269	1.22%	0.70%	1.80%	–9.55%	–8.53%
2017	342	$22.06	$28.88	$9,180	1.34%	0.70%	1.80%	14.81%	16.09%
2016	426	$19.08	$25.01	$9,916	1.08%	0.70%	1.80%	9.62%	10.84%
2015	519	$17.28	$22.69	$10,981	0.92%	0.70%	1.80%	1.47%	2.61%
Invesco Oppenheimer VI Main Street Fund SC(b)
2019	3,842	$10.70	$38.01	$100,516	0.91%	0.60%	1.75%	3.80%	30.95%
2018	3,244	$17.90	$29.08	$65,184	1.03%	0.60%	1.75%	–9.71%	–8.65%
2017	4,162	$19.83	$31.90	$92,333	1.07%	0.60%	1.80%	14.60%	15.94%
2016	3,919	$17.30	$27.57	$75,651	0.91%	0.60%	1.80%	9.30%	10.63%
2015	1,969	$15.82	$24.97	$35,737	0.48%	0.60%	1.80%	1.25%	2.49%
Invesco VI American Franchise I
2019	423	$12.92	$15.58	$6,020	0.00%	0.70%	1.65%	34.50%	35.80%
2018	492	$9.61	$11.47	$5,161	0.00%	0.70%	1.65%	–5.22%	–4.30%
2017	549	$10.14	$11.99	$6,026	0.08%	0.70%	1.65%	25.25%	26.45%
2016	622	$8.09	$9.48	$5,417	0.00%	0.70%	1.65%	0.59%	1.55%
2015	701	$8.04	$9.34	$6,035	0.00%	0.70%	1.65%	3.28%	4.27%
Invesco VI American Franchise II
2019	160	$12.40	$45.56	$3,056	0.00%	0.60%	1.70%	34.11%	35.61%
2018	200	$9.24	$33.67	$2,830	0.00%	0.60%	1.70%	–5.53%	–4.47%
2017	216	$9.77	$35.31	$3,188	0.00%	0.60%	1.70%	24.88%	26.27%
2016	254	$7.82	$28.02	$2,947	0.00%	0.60%	1.70%	0.29%	1.41%
2015	273	$7.80	$27.69	$3,191	0.00%	0.60%	1.70%	2.97%	4.12%
FSA-90

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

6.  FINANCIAL HIGHLIGHTS — (Continued)

	As of December 31				For the Year Ended December 31
	Units	Unit Fair Value	Unit Fair Value	Net Assets	Investment Income	Expense Ratio		Total Return
Subaccount	(000's)	Lowest	Highest	(000's)	Ratio*	Lowest**	Highest**	Lowest***	Highest***
Invesco VI American Value II
2019	4,204	$10.98	$25.86	$86,258	0.46%	0.60%	1.75%	4.66%	23.96%
2018	2,775	$14.47	$20.86	$46,167	0.25%	0.60%	1.75%	–14.40%	–13.39%
2017	4,682	$16.91	$24.09	$90,291	0.43%	0.60%	1.75%	7.77%	9.03%
2016	4,624	$15.69	$22.09	$82,200	0.16%	0.60%	1.75%	13.21%	14.53%
2015	1,769	$13.86	$19.29	$27,984	0.00%	0.60%	1.75%	–10.94%	–9.90%
Invesco VI Balanced Risk Allocation II
2019	5,257	$13.33	$17.33	$77,772	0.00%	0.60%	1.75%	12.88%	14.19%
2018	5,849	$11.81	$15.17	$76,342	1.33%	0.60%	1.75%	–14.40%	–13.39%
2017	6,037	$12.88	$16.36	$85,396	3.75%	0.60%	1.75%	7.92%	9.18%
2016	6,510	$11.94	$14.99	$85,098	0.20%	0.60%	1.75%	9.57%	10.85%
2015	6,359	$10.90	$13.52	$75,614	4.12%	0.60%	1.75%	–6.07%	–4.97%
Invesco VI Comstock I
2019	693	$31.82	$39.55	$24,752	1.98%	0.70%	1.80%	23.05%	24.42%
2018	786	$25.86	$31.79	$22,654	1.81%	0.70%	1.80%	–13.75%	–12.78%
2017	901	$29.99	$36.45	$29,936	2.09%	0.70%	1.80%	15.74%	17.03%
2016	1,053	$25.91	$31.14	$30,040	1.49%	0.70%	1.80%	15.20%	16.48%
2015	1,196	$22.49	$26.74	$29,440	1.91%	0.70%	1.80%	–7.67%	–6.64%
Invesco VI Comstock II
2019	5,848	$10.94	$37.93	$174,628	1.78%	0.60%	1.80%	4.40%	24.19%
2018	4,837	$16.48	$30.57	$126,042	1.62%	0.60%	1.80%	–13.95%	–12.90%
2017	7,170	$19.14	$35.13	$202,996	1.90%	0.60%	1.80%	15.47%	16.87%
2016	7,926	$16.57	$30.09	$195,282	1.35%	0.60%	1.80%	14.89%	16.29%
2015	7,016	$14.41	$25.90	$158,849	1.57%	0.60%	1.80%	–7.88%	–6.76%
Invesco VI Equity and Income II
2019	11,548	$17.02	$30.38	$255,029	2.95%	0.60%	1.80%	17.85%	19.29%
2018	6,733	$14.43	$25.49	$137,306	2.51%	0.60%	1.80%	–11.36%	–10.27%
2017	13,848	$16.28	$28.44	$288,949	1.43%	0.60%	1.80%	8.79%	10.12%
2016	14,912	$14.95	$25.85	$285,668	1.96%	0.60%	1.80%	12.78%	14.15%
2015	8,804	$13.25	$22.67	$164,487	1.96%	0.60%	1.80%	–4.34%	–3.17%
Invesco VI Global Real Estate II
2019	1,150	$13.44	$16.08	$17,271	5.29%	0.90%	1.75%	20.50%	21.54%
2018	426	$11.07	$13.23	$5,350	5.10%	0.90%	1.75%	–7.98%	–7.18%
2017	1,344	$11.94	$14.26	$18,081	5.27%	0.90%	1.75%	10.77%	11.72%
2016	196	$10.70	$12.76	$2,438	9.62%	0.90%	1.75%	0.04%	0.90%
2015	238	$10.61	$12.65	$2,960	1.35%	0.90%	1.75%	–3.46%	–2.63%
Invesco VI Government Securities II
2019	11,593	$9.95	$11.51	$126,240	2.16%	0.60%	1.75%	–0.32%	5.12%
2018	12,922	$9.80	$10.95	$134,725	1.97%	0.60%	1.75%	–1.47%	0.31%
2017	13,042	$9.94	$10.98	$137,102	1.92%	0.60%	1.80%	–0.10%	1.11%
2016	11,744	$9.95	$10.86	$122,902	1.94%	0.60%	1.80%	–0.81%	0.40%
2015	9,206	$10.02	$10.82	$97,513	1.87%	0.60%	1.80%	–1.74%	–0.54%
Invesco VI Growth & Income I
2019	923	$27.70	$34.43	$28,544	1.86%	0.70%	1.80%	22.94%	24.32%
2018	1,042	$22.53	$27.70	$26,054	2.12%	0.70%	1.80%	–14.95%	–13.99%
2017	1,191	$26.49	$32.20	$34,826	1.49%	0.70%	1.80%	12.27%	13.52%
2016	1,343	$23.60	$28.37	$34,809	1.07%	0.70%	1.80%	17.55%	18.86%
2015	1,553	$20.08	$23.87	$34,050	2.88%	0.70%	1.80%	–4.81%	–3.74%
Invesco VI Growth & Income II
2019	26,686	$19.68	$33.01	$662,091	1.81%	0.60%	1.80%	22.61%	24.10%
2018	13,102	$16.04	$26.62	$291,501	2.12%	0.60%	1.80%	–15.15%	–14.11%
2017	33,288	$18.90	$31.03	$780,598	1.27%	0.60%	1.80%	11.99%	13.35%
2016	37,951	$16.87	$27.40	$789,350	1.09%	0.60%	1.80%	17.29%	18.72%
2015	21,433	$14.37	$23.10	$411,587	2.13%	0.60%	1.80%	–5.05%	–3.89%

FSA-91

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

6.  FINANCIAL HIGHLIGHTS — (Continued)

	As of December 31				For the Year Ended December 31
	Units	Unit Fair Value	Unit Fair Value	Net Assets	Investment Income	Expense Ratio		Total Return
Subaccount	(000's)	Lowest	Highest	(000's)	Ratio*	Lowest**	Highest**	Lowest***	Highest***
Invesco VI International Growth II
2019	5,531	$10.65	$14.93	$81,640	1.80%	0.60%	1.75%	4.19%	27.47%
2018	2,612	$10.67	$11.75	$30,426	1.04%	0.60%	1.65%	–16.61%	–15.72%
2017	6,507	$12.80	$13.98	$90,138	1.72%	0.60%	1.75%	20.59%	21.99%
2016	2,950	$10.60	$11.49	$33,638	2.74%	0.60%	1.65%	–2.33%	–1.29%
2015	3,057	$10.85	$11.68	$35,435	1.13%	0.60%	1.65%	–4.22%	–3.20%
Invesco VI Mid-Cap Growth II
2019	1,696	$10.58	$40.19	$39,831	0.00%	0.60%	1.75%	2.25%	33.20%
2018	1,366	$9.46	$30.24	$25,820	0.00%	0.60%	1.75%	–7.53%	–6.44%
2017	2,052	$10.22	$32.38	$40,574	0.00%	0.60%	1.75%	20.01%	21.41%
2016	2,245	$8.30	$26.73	$36,819	0.00%	0.60%	1.80%	–1.23%	–0.03%
2015	1,904	$8.40	$26.79	$32,590	0.00%	0.60%	1.80%	–0.77%	0.44%
Invesco VI Small Cap Equity II
2019	1,043	$10.72	$16.95	$17,145	0.00%	0.75%	1.75%	3.49%	25.19%
2018	554	$10.60	$13.54	$7,450	0.00%	0.90%	1.65%	–16.68%	16.04%
2017	1,069	$12.64	$16.12	$16,795	0.00%	0.90%	1.75%	11.74%	12.71%
2016	1,029	$11.22	$14.31	$14,323	0.00%	0.90%	1.75%	9.89%	10.84%
2015	405	$10.14	$12.91	$5,206	0.00%	0.90%	1.30%	–6.97%	–6.59%
Lord Abbett Bond Debenture VC
2019	31,794	$10.18	$29.81	$594,211	3.83%	0.60%	1.80%	1.46%	12.67%
2018	35,640	$12.74	$26.48	$592,127	4.26%	0.60%	1.80%	–6.40%	5.25%
2017	38,072	$13.51	$27.79	$672,287	4.16%	0.60%	1.80%	7.25%	8.56%
2016	39,558	$12.59	$25.62	$649,430	4.52%	0.60%	1.80%	10.12%	11.46%
2015	41,371	$11.42	$23.01	$618,733	4.38%	0.60%	1.80%	–3.30%	–2.12%
Lord Abbett Calibrated Dividend Growth VC
2019	4,068	$10.46	$41.33	$110,319	1.73%	0.60%	1.80%	3.12%	25.69%
2018	3,530	$17.32	$32.91	$78,067	1.65%	0.60%	1.80%	–6.40%	5.25%
2017	4,777	$18.49	$34.77	$111,560	1.71%	0.60%	1.80%	16.99%	18.41%
2016	4,818	$15.80	$29.39	$97,491	2.20%	0.60%	1.80%	13.04%	14.41%
2015	2,179	$13.97	$25.72	$44,923	1.76%	0.60%	1.80%	–3.89%	–2.72%
Lord Abbett Classic Stock VC(a)
2019	0	$18.45	$28.71	$0	1.69%	0.60%	1.75%	16.61%	17.97%
2018	641	$15.81	$24.39	$11,857	0.46%	0.60%	1.80%	–9.42%	–8.35%
2017	1,575	$17.43	$26.66	$31,026	0.79%	0.60%	1.75%	14.80%	16.14%
2016	1,812	$15.17	$23.00	$31,046	1.22%	0.60%	1.75%	10.48%	11.77%
2015	1,206	$13.72	$20.62	$18,978	0.85%	0.60%	1.75%	–2.64%	–1.50%
Lord Abbett Growth & Income VC
2019	2,928	$19.12	$30.89	$73,493	1.64%	0.60%	1.80%	20.29%	21.76%
2018	3,266	$15.89	$25.42	$67,883	1.34%	0.60%	1.75%	9.81%	–8.70%
2017	3,830	$17.60	$27.90	$87,445	1.26%	0.60%	1.80%	11.35%	12.70%
2016	4,486	$15.80	$24.80	$91,339	1.42%	0.60%	1.80%	15.01%	16.41%
2015	5,041	$13.73	$21.35	$88,967	1.13%	0.60%	1.80%	–4.61%	–3.45%
Lord Abbett Growth Opportunities VC
2019	2,969	$21.04	$44.26	$84,520	0.00%	0.60%	1.75%	33.98%	35.55%
2018	1,206	$15.70	$32.68	$30,047	0.00%	0.60%	1.75%	–4.60%	–3.47%
2017	4,040	$16.46	$33.89	$88,278	0.00%	0.60%	1.75%	20.77%	22.18%
2016	4,371	$13.63	$27.77	$78,729	0.00%	0.60%	1.75%	–0.53%	0.63%
2015	1,834	$13.70	$27.62	$38,378	0.00%	0.60%	1.75%	0.93%	2.11%
Lord Abbett International Opportunities VC(a)
2019	0	$13.15	$26.89	$0	1.86%	0.60%	1.75%	9.92%	11.21%
2018	1,462	$11.95	$24.23	$20,718	0.93%	0.60%	1.75%	–25.01%	–24.13%
2017	1,529	$15.92	$32.00	$28,657	1.12%	0.60%	1.75%	36.79%	38.38%
2016	1,766	$11.63	$23.17	$23,968	0.93%	0.60%	1.75%	–5.94%	–4.85%
2015	1,967	$12.35	$24.40	$27,940	0.82%	0.60%	1.75%	9.15%	10.43%

FSA-92

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

6.  FINANCIAL HIGHLIGHTS — (Continued)

	As of December 31				For the Year Ended December 31
	Units	Unit Fair Value	Unit Fair Value	Net Assets	Investment Income	Expense Ratio		Total Return
Subaccount	(000's)	Lowest	Highest	(000's)	Ratio*	Lowest**	Highest**	Lowest***	Highest***
Lord Abbett Mid Cap Stock VC
2019	2,341	$16.28	$30.79	$56,947	0.97%	0.60%	1.80%	20.44%	21.91%
2018	2,256	$13.51	$25.31	$46,892	0.64%	0.60%	1.80%	–16.57%	–15.55%
2017	2,909	$16.19	$30.03	$69,825	0.59%	0.60%	1.80%	4.92%	6.19%
2016	3,226	$15.42	$28.33	$73,435	0.50%	0.60%	1.80%	14.31%	15.70%
2015	3,258	$13.49	$24.54	$66,034	0.55%	0.60%	1.80%	–5.52%	–4.36%
Lord Abbett Series Fundamental Equity VC
2019	10,094	$18.01	$25.37	$215,567	1.65%	0.60%	1.75%	19.39%	20.79%
2018	5,536	$15.09	$21.01	$102,122	0.99%	0.60%	1.75%	–9.77%	–8.71%
2017	13,068	$16.72	$23.01	$255,340	1.01%	0.60%	1.75%	10.61%	11.90%
2016	14,509	$15.11	$20.56	$254,780	1.49%	0.60%	1.75%	13.73%	15.05%
2015	7,825	$13.29	$17.87	$125,147	0.87%	0.60%	1.75%	–5.13%	–4.02%
MFS Growth Series IC
2019	128	$33.64	$53.92	$6,358	0.00%	0.70%	1.80%	35.67%	37.18%
2018	138	$24.62	$39.52	$4,990	0.10%	0.70%	1.80%	0.81%	1.95%
2017	150	$24.25	$38.98	$5,354	0.10%	0.70%	1.80%	29.05%	30.30%
2016	182	$18.66	$30.04	$4,941	0.04%	0.70%	1.80%	0.61%	1.73%
2015	200	$18.42	$29.69	$5,390	0.15%	0.70%	1.80%	5.63%	6.81%
MFS Growth Series SC
2019	1,368	$28.86	$51.72	$52,134	0.00%	0.60%	1.80%	35.30%	36.95%
2018	1,577	$21.32	$38.01	$44,160	0.00%	0.60%	1.80%	0.56%	1.79%
2017	1,916	$21.19	$37.59	$53,088	0.00%	0.60%	1.80%	28.74%	30.30%
2016	2,207	$16.45	$29.04	$47,069	0.00%	0.60%	1.80%	0.35%	1.57%
2015	2,820	$16.38	$28.78	$58,065	0.00%	0.60%	1.80%	5.37%	6.66%
MFS Investors Trust IC
2019	212	$27.65	$36.54	$7,288	0.70%	0.70%	1.80%	29.22%	30.66%
2018	240	$21.24	$28.12	$6,339	0.66%	0.70%	1.80%	–7.20%	–6.15%
2017	270	$22.73	$30.13	$7,660	0.72%	0.70%	1.80%	21.14%	22.49%
2016	310	$18.63	$24.74	$7,227	0.83%	0.70%	1.80%	6.64%	7.83%
2015	361	$17.35	$23.07	$7,853	0.91%	0.70%	1.80%	–1.58%	–0.48%
MFS Investors Trust SC
2019	2,022	$23.07	$37.18	$59,600	0.49%	0.60%	1.75%	28.95%	30.46%
2018	2,400	$17.89	$28.55	$54,461	0.45%	0.60%	1.75%	–7.36%	–6.28%
2017	2,845	$19.31	$30.53	$69,445	0.55%	0.60%	1.75%	20.88%	22.29%
2016	3,293	$15.97	$25.01	$66,205	0.55%	0.60%	1.80%	6.37%	7.67%
2015	3,743	$15.01	$23.28	$70,030	0.81%	0.60%	1.80%	–1.84%	–0.65%
MFS New Discovery IC
2019	44	$49.45	$64.23	$2,659	0.00%	0.70%	1.80%	39.15%	40.71%
2018	48	$35.28	$45.90	$2,051	0.00%	0.70%	1.80%	–3.26%	–2.17%
2017	52	$36.21	$47.18	$2,300	0.00%	0.70%	1.80%	24.39%	25.77%
2016	61	$28.91	$37.72	$2,162	0.00%	0.70%	1.80%	7.10%	8.29%
2015	65	$26.80	$35.03	$2,152	0.00%	0.70%	1.80%	–3.65%	–2.57%
MFS New Discovery SC
2019	1,424	$21.49	$61.57	$64,809	0.00%	0.60%	1.80%	38.74%	40.43%
2018	1,792	$15.48	$44.13	$58,436	0.00%	0.60%	1.80%	–3.49%	–2.31%
2017	2,284	$16.04	$45.47	$77,142	0.00%	0.60%	1.80%	24.07%	25.58%
2016	2,710	$12.92	$36.45	$73,384	0.00%	0.60%	1.80%	6.85%	8.15%
2015	2,943	$12.09	$33.92	$73,525	0.00%	0.60%	1.80%	–3.90%	–2.73%
MFS Research IC
2019	154	$29.73	$39.26	$5,674	0.79%	0.70%	1.80%	30.56%	32.02%
2018	173	$22.61	$29.91	$4,869	0.74%	0.70%	1.80%	–6.10%	5.04%
2017	199	$23.91	$31.67	$5,944	1.30%	0.70%	1.80%	21.16%	22.51%
2016	244	$20.40	$26.00	$6,023	0.76%	0.70%	1.80%	6.79%	7.98%
2015	293	$18.92	$24.21	$6,708	0.74%	0.70%	1.80%	–1.01%	0.10%

FSA-93

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

6.  FINANCIAL HIGHLIGHTS — (Continued)

	As of December 31				For the Year Ended December 31
	Units	Unit Fair Value	Unit Fair Value	Net Assets	Investment Income	Expense Ratio		Total Return
Subaccount	(000's)	Lowest	Highest	(000's)	Ratio*	Lowest**	Highest**	Lowest***	Highest***
MFS Research SC
2019	116	$23.73	$40.33	$3,800	0.60%	0.60%	1.75%	30.29%	31.81%
2018	137	$18.22	$30.66	$3,420	0.74%	0.60%	1.75%	–6.30%	–5.20%
2017	169	$19.44	$32.41	$4,475	1.11%	0.60%	1.75%	20.93%	22.33%
2016	199	$16.08	$26.55	$4,332	0.51%	0.60%	1.75%	6.60%	7.84%
2015	222	$15.08	$24.66	$4,475	0.50%	0.60%	1.75%	–1.23%	–0.07%
MFS Total Return IC
2019	639	$28.41	$34.10	$20,408	2.36%	0.70%	1.80%	18.22%	19.54%
2018	729	$23.86	$28.68	$19,571	2.25%	0.70%	1.80%	–7.57%	–6.44%
2017	807	$25.56	$30.77	$23,270	2.34%	0.70%	1.80%	10.29%	11.52%
2016	937	$23.01	$27.75	$24,341	2.83%	0.70%	1.80%	7.14%	8.33%
2015	1,067	$21.33	$25.75	$25,781	2.60%	0.70%	1.80%	–2.16%	–1.07%
MFS Total Return SC
2019	2,126	$16.58	$32.71	$54,427	2.15%	0.60%	1.80%	17.96%	19.40%
2018	2,438	$14.05	$27.58	$52,502	1.99%	0.60%	1.80%	–7.57%	–6.44%
2017	2,777	$15.20	$29.67	$64,256	2.12%	0.60%	1.80%	10.02%	11.36%
2016	3,118	$13.81	$26.82	$64,933	2.64%	0.60%	1.80%	6.86%	8.16%
2015	3,476	$12.91	$24.96	$67,343	2.44%	0.60%	1.80%	–2.37%	–1.18%
MFS Utilities IC
2019	50	$46.00	$50.02	$2,382	3.99%	0.70%	1.65%	23.01%	24.19%
2018	63	$37.19	$40.50	$2,455	1.17%	0.70%	1.65%	–0.62%	0.35%
2017	74	$37.21	$40.58	$2,920	4.21%	0.70%	1.65%	12.95%	14.03%
2016	92	$32.76	$35.79	$3,190	4.09%	0.70%	1.65%	9.64%	10.69%
2015	99	$29.72	$32.51	$3,118	4.19%	0.70%	1.65%	–15.93%	–15.12%
MFS Utilities SC
2019	859	$17.46	$47.97	$27,706	3.82%	0.60%	1.75%	22.62%	24.05%
2018	1,058	$14.24	$38.92	$27,588	0.86%	0.60%	1.75%	–0.96%	0.20%
2017	1,249	$14.38	$39.10	$33,093	4.18%	0.60%	1.75%	12.50%	13.81%
2016	1,461	$12.78	$34.58	$34,249	3.68%	0.60%	1.75%	9.30%	10.57%
2015	1,694	$11.69	$31.48	$35,747	2.86%	0.60%	1.75%	–16.25%	–15.27%
MFS VIT Total Return Bond SC
2019	33,789	$11.53	$14.08	$433,094	3.16%	0.60%	1.75%	8.00%	9.26%
2018	39,442	$10.67	$12.89	$464,112	3.00%	0.60%	1.75%	–3.06%	1.92%
2017	43,300	$11.01	$13.14	$522,114	3.17%	0.60%	1.75%	2.37%	3.56%
2016	44,680	$10.76	$12.69	$522,176	3.19%	0.60%	1.75%	2.20%	3.39%
2015	50,020	$10.52	$12.27	$567,063	3.28%	0.60%	1.75%	–2.32%	–1.18%
MFS VIT Value SC
2019	7,799	$22.14	$28.97	$205,858	1.94%	0.60%	1.75%	27.24%	28.73%
2018	9,144	$17.40	$22.50	$188,402	1.34%	0.60%	1.75%	–11.93%	–10.90%
2017	10,465	$19.76	$25.25	$243,337	1.70%	0.60%	1.75%	15.30%	16.65%
2016	11,919	$17.13	$21.65	$238,781	1.82%	0.60%	1.75%	11.79%	13.10%
2015	13,576	$15.33	$19.14	$241,370	2.28%	0.60%	1.75%	–2.67%	–1.53%
MFS VIT II Emerging Markets Equity SC
2019	39	$10.57	$11.42	$430	0.40%	0.90%	1.65%	18.20%	19.10%
2018	48	$8.94	$9.60	$449	0.11%	0.90%	1.65%	–15.55%	–14.91%
2017	53	$10.59	$11.29	$588	0.98%	0.90%	1.65%	35.40%	36.43%
2016	61	$7.82	$8.29	$495	0.36%	0.90%	1.65%	7.25%	8.07%
2015	72	$7.29	$7.68	$537	0.58%	0.90%	1.65%	–14.52%	–13.87%
MFS VIT II International Value SC
2019	1,290	$15.86	$20.32	$26,178	1.49%	0.90%	1.30%	24.02%	24.52%
2018	1,467	$12.75	$16.32	$23,902	0.92%	0.90%	1.30%	–10.90%	–10.54%
2017	1,618	$14.27	$18.24	$29,487	1.32%	0.90%	1.30%	25.18%	25.68%
2016	1,817	$11.36	$14.51	$26,343	1.08%	0.90%	1.30%	2.50%	2.91%
2015	2,166	$11.05	$14.10	$30,515	2.73%	0.90%	1.30%	4.94%	5.36%

FSA-94

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

6.  FINANCIAL HIGHLIGHTS — (Continued)

	As of December 31				For the Year Ended December 31
	Units	Unit Fair Value	Unit Fair Value	Net Assets	Investment Income	Expense Ratio		Total Return
Subaccount	(000's)	Lowest	Highest	(000's)	Ratio*	Lowest**	Highest**	Lowest***	Highest***
MFS VIT II MA Investors Growth Stock IC
2019	103	$17.54	$18.51	$1,845	0.60%	0.70%	1.80%	37.44%	38.97%
2018	118	$12.77	$13.32	$1,536	0.60%	0.70%	1.80%	–1.01%	0.10%
2017	135	$12.90	$13.30	$1,765	0.66%	0.70%	1.80%	26.12%	27.53%
2016	157	$10.22	$10.43	$1,615	0.56%	0.70%	1.80%	4.17%	5.34%
2015	202	$9.82	$9.90	$1,987	1.08%	0.70%	1.80%	–3.72%	–2.91%
MFS VIT II MA Investors Growth Stock SC
2019	2,201	$17.35	$18.39	$39,929	0.33%	0.60%	1.80%	37.08%	38.75%
2018	3,092	$12.65	$13.25	$40,555	0.34%	0.60%	1.80%	–1.24%	–0.03%
2017	3,815	$12.81	$13.26	$50,192	0.42%	0.60%	1.80%	25.81%	27.33%
2016	4,476	$10.19	$10.41	$46,366	0.38%	0.60%	1.80%	3.94%	5.21%
2015	5,131	$9.80	$9.90	$50,659	1.07%	0.60%	1.80%	–3.95	–3.06
Morgan Stanley VIF, Inc. Global Real Estate II
2019	506	$13.54	$27.64	$7,949	2.70%	0.60%	1.75%	15.99%	17.35%
2018	534	$11.68	$23.60	$7,266	3.24%	0.60%	1.75%	–9.81%	–8.75%
2017	623	$12.95	$25.92	$9,382	2.46%	0.60%	1.75%	7.80%	9.05%
2016	634	$12.01	$23.82	$8,813	1.43%	0.60%	1.75%	1.33%	2.51%
2015	678	$11.85	$23.28	$9,253	2.21%	0.60%	1.75%	–3.14%	–2.01%
PIMCO VIT All Asset Advisor
2019	730	$10.40	$12.47	$8,691	4.47%	0.75%	1.75%	2.92%	10.74%
2018	160	$10.44	$11.26	$1,766	2.40%	0.90%	1.75%	–7.11%	–6.30%
2017	807	$11.16	$12.02	$9,406	4.57%	0.90%	1.75%	11.40%	12.36%
2016	814	$9.94	$10.69	$8,477	4.03%	0.90%	1.75%	10.94%	11.89%
2015	76	$8.89	$9.56	$724	3.27%	0.90%	1.75%	–10.78%	–10.00%
PIMCO VIT Global Diversified Allocation Portfolio
2019	542	$13.20	$13.61	$7,332	2.66%	1.00%	1.75%	19.49%	20.40%
2018	568	$11.04	$11.34	$6,407	2.06%	1.00%	1.75%	–10.66%	–9.97%
2017	476	$12.36	$12.63	$5,988	2.94%	1.00%	1.75%	14.82%	15.69%
2016	477	$10.76	$10.95	$5,196	1.65%	1.00%	1.75%	5.76%	6.56%
2015	443	$10.17	$10.31	$4,544	3.42%	1.00%	1.75%	–7.21%	–6.50%
PIMCO VIT Long-Term US Government Advisor
2019	1,454	$13.19	$17.24	$21,626	1.96%	0.60%	1.75%	11.23%	12.53%
2018	1,407	$11.75	$15.36	$18,486	2.23%	0.60%	1.75%	–4.19%	–3.07%
2017	1,479	$12.16	$15.88	$20,196	2.14%	0.60%	1.75%	6.95%	8.20%
2016	1,301	$11.27	$14.72	$16,576	2.13%	0.60%	1.75%	–1.18%	–0.03%
2015	1,300	$11.31	$14.76	$16,833	1.96%	0.60%	1.75%	–3.21%	–2.08%
PIMCO VIT Low Duration Advisor
2019	11,779	$9.73	$11.49	$124,470	2.67%	0.60%	1.75%	0.24%	3.30%
2018	12,259	$9.53	$11.13	$125,907	1.83%	0.60%	1.75%	–1.52%	–0.36%
2017	12,137	$9.67	$11.17	$125,706	1.23%	0.60%	1.75%	–0.52%	0.64%
2016	11,409	$9.72	$11.10	$117,991	1.43%	0.60%	1.75%	–0.46%	0.70%
2015	8,535	$9.77	$11.02	$88,159	3.37%	0.60%	1.75%	–1.54%	–0.39%
PIMCO VIT Real Return Advisor
2019	28,164	$10.13	$13.06	$315,853	1.57%	0.60%	1.75%	0.62%	7.68%
2018	32,272	$9.59	$12.13	$337,155	2.40%	0.60%	1.75%	–4.02%	–2.89%
2017	34,564	$9.99	$12.49	$374,317	2.29%	0.60%	1.75%	1.75%	2.93%
2016	34,564	$9.82	$12.14	$365,829	2.18%	0.60%	1.75%	3.26%	4.46%
2015	36,629	$9.51	$11.62	$337,368	4.40%	0.60%	1.75%	–4.50%	–3.38%
FSA-95

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

6.  FINANCIAL HIGHLIGHTS — (Continued)

	As of December 31				For the Year Ended December 31
	Units	Unit Fair Value	Unit Fair Value	Net Assets	Investment Income	Expense Ratio		Total Return
Subaccount	(000's)	Lowest	Highest	(000's)	Ratio*	Lowest**	Highest**	Lowest***	Highest***
PIMCO VIT Short-Term Advisor
2019	6,567	$9.82	$11.05	$68,362	2.36%	0.60%	1.75%	0.90%	2.08%
2018	7,043	$9.73	$10.82	$72,157	2.06%	0.60%	1.75%	–0.35%	0.82%
2017	7,102	$9.76	$10.73	$72,550	1.60%	0.60%	1.75%	0.52%	1.69%
2016	7,343	$9.70	$10.56	$74,062	1.41%	0.60%	1.75%	0.49%	1.66%
2015	7,184	$9.65	$10.38	$71,672	0.80%	0.60%	1.75%	–0.76%	0.40%
PIMCO VIT Total Return Advisor
2019	62,029	$10.01	$13.67	$770,255	2.93%	0.60%	1.75%	–0.01%	7.60%
2018	70,190	$10.51	$12.70	$813,438	2.44%	0.60%	1.75%	–2.38%	–1.23%
2017	75,131	$10.77	$12.86	$886,921	1.95%	0.60%	1.75%	2.98%	4.18%
2016	74,983	$10.45	$12.34	$854,730	1.99%	0.60%	1.75%	0.79%	1.96%
2015	76,559	$10.37	$12.11	$861,569	5.01%	0.60%	1.75%	–1.41%	–0.25%
Protective Life Dynamic Allocation Series - Conservative
2019	2,591	$11.35	$11.98	$30,678	1.56%	0.90%	1.75%	8.05%	8.98%
2018	2,504	$10.50	$10.99	$27,255	1.43%	0.90%	1.75%	–3.72%	–2.88%
2017	1,683	$10.91	$11.32	$18,884	1.29%	0.90%	1.75%	10.41%	11.36%
2016	829	$9.88	$10.16	$8,345	0.00%	0.90%	1.65%	–1.13%	2.09%
2015	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Protective Life Dynamic Allocation Series - Growth
2019	6,010	$12.77	$13.55	$80,870	1.37%	0.90%	1.75%	10.04%	10.99%
2018	5,800	$11.61	$12.21	$70,454	1.18%	0.90%	1.75%	–5.34%	–4.52%
2017	4,072	$12.28	$12.79	$51,869	0.89%	0.90%	1.65%	20.80%	21.72%
2016	1,718	$10.17	$10.50	$17,962	0.00%	1.00%	1.65%	1.72%	6.07%
2015	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Protective Life Dynamic Allocation Series - Moderate
2019	16,122	$10.52	$12.47	$200,085	1.47%	0.75%	1.75%	2.71%	9.59%
2018	14,357	$10.84	$11.38	$162,928	1.30%	0.90%	1.75%	–4.09%	–3.26%
2017	9,550	$11.32	$11.76	$112,089	0.94%	0.90%	1.65%	13.52%	14.39%
2016	2,400	$9.97	$10.28	$24,575	0.00%	1.00%	1.65%	–0.27%	3.40%
2015	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
QS Legg Mason Dynamic Multi-Strategy VIT II
2019	1,959	$11.92	$13.32	$25,721	2.02%	1.00%	1.75%	13.49%	14.36%
2018	2,199	$10.43	$11.68	$25,349	1.57%	1.00%	1.75%	–8.88%	–8.18%
2017	2,328	$11.36	$12.76	$29,362	1.15%	1.00%	1.75%	11.83%	12.68%
2016	2,856	$10.08	$11.36	$32,081	0.84%	1.00%	1.75%	–2.21%	–1.46%
2015	3,427	$10.23	$11.56	$39,280	0.83%	1.00%	1.75%	–7.09%	–6.39%
Royce Capital Fund Micro-Cap SC
2019	1,619	$10.93	$16.67	$22,304	0.00%	0.70%	1.75%	17.15%	18.40%
2018	873	$9.33	$14.08	$10,886	0.00%	0.70%	1.75%	–10.88%	–9.92%
2017	2,081	$10.47	$15.63	$27,193	0.51%	0.70%	1.75%	3.19%	4.29%
2016	2,326	$10.14	$15.10	$29,255	0.63%	0.60%	1.75%	17.29%	18.66%
2015	1,365	$8.65	$12.73	$15,408	0.00%	0.60%	1.75%	–14.14%	–13.14%
Royce Capital Fund Small-Cap SC
2019	11,393	$15.29	$21.13	$201,760	0.57%	0.60%	1.75%	16.37%	17.73%
2018	5,325	$13.14	$17.95	$84,530	0.18%	0.60%	1.75%	–10.11%	–9.05%
2017	14,305	$14.62	$19.73	$238,660	0.77%	0.60%	1.75%	3.27%	4.47%
2016	15,065	$14.15	$18.89	$242,135	2.08%	0.60%	1.75%	18.44%	19.81%
2015	7,845	$11.95	$15.76	$110,724	0.30%	0.60%	1.75%	–13.51%	–12.50%

FSA-96

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

6.  FINANCIAL HIGHLIGHTS — (Continued)

	As of December 31				For the Year Ended December 31
	Units	Unit Fair Value	Unit Fair Value	Net Assets	Investment Income	Expense Ratio		Total Return
Subaccount	(000's)	Lowest	Highest	(000's)	Ratio*	Lowest**	Highest**	Lowest***	Highest***
Rydex Commodities Strategy
2019	2	$4.54	$4.54	$10	1.57%	1.00%	1.00%	14.10%	14.10%
2018	2	$3.98	$3.98	$9	3.60%	1.00%	1.00%	–15.98%	–15.98%
2017	2	$4.74	$4.74	$10	0.00%	1.00%	1.00%	3.39%	3.39%
2016	2	$4.58	$4.58	$9	0.00%	1.00%	1.00%	9.30%	9.30%
2015	2	$4.19	$4.19	$8	0.00%	1.00%	1.00%	–34.46%	–34.46%
Rydex Inverse Government Long Bond
2019	1	$5.70	$5.70	$7	0.00%	1.00%	1.00%	–14.16%	–14.16%
2018	1	$6.64	$6.64	$7	0.00%	1.00%	1.00%	2.75%	2.75%
2017	1	$6.46	$6.46	$7	0.00%	1.00%	1.00%	–9.79%	–9.79%
2016	1	$7.16	$7.16	$6	0.00%	1.00%	1.00%	–3.91%	–3.91%
2015	1	$7.45	$7.45	$6	0.00%	1.00%	1.00%	–2.20%	–2.20%
Templeton Developing Markets VIP CL 2
2019	1,323	$11.21	$12.02	$15,632	0.71%	0.90%	1.75%	24.48%	25.56%
2018	222	$9.07	$9.58	$2,107	0.36%	0.90%	1.65%	–17.19%	16.56%
2017	1,585	$10.89	$11.50	$17,958	1.12%	0.90%	1.75%	37.96%	39..15%
2016	1,218	$7.89	$8.27	$9,938	0.82%	0.90%	1.75%	15.40%	16.39%
2015	212	$6.84	$7.11	$1,494	2.10%	0.90%	1.75%	–21.01%	–20.33%
Templeton Foreign VIP CL 2
2019	7,284	$10.57	$18.29	$95,813	1.57%	0.60%	1.75%	10.56%	11.85%
2018	6,466	$9.56	$16.38	$77,382	2.83%	0.60%	1.75%	–16.93%	–15.95%
2017	8,543	$11.51	$19.53	$120,513	2.59%	0.60%	1.75%	14.66%	16.00%
2016	9.466	$10.04	$16.87	$115,862	1.81%	0.60%	1.75%	5.31%	6.53%
2015	8,409	$9.53	$15.87	$98,221	3.71%	0.60%	1.75%	–8.13%	–7.05%
Templeton Global Bond VIP Fund CL 2
2019	22,523	$9.95	$17.74	$284,602	7.02%	0.60%	1.75%	0.23%	1.40%
2018	24,745	$9.93	$18.50	$309,133	0.00%	0.60%	1.75%	0.15%	1.32%
2017	26,736	$9.91	$17.27	$332,340	0.00%	0.60%	1.75%	0.15%	1.32%
2016	28,016	$9.90	$17.04	$346,060	0.00%	0.60%	1.75%	1.14%	2.32%
2015	28,607	$9.78	$16.66	$348,208	7.94%	0.60%	1.75%	–5.98%	–4.88%
Templeton Growth VIP CL 2
2019	7,550	$13.03	$23.77	$114,808	2.62%	0.60%	1.75%	13.14%	14.46%
2018	7,005	$11.50	$20.81	$93,093	2.11%	0.60%	1.75%	–16.35%	–15.36%
2017	8,966	$13.74	$24.64	$141,961	1.63%	0.60%	1.75%	16.44%	17.79%
2016	10,514	$11.79	$20.96	$142,273	1.91%	0.60%	1.75%	7.71%	8.96%
2015	10,086	$10.93	$19.27	$125,430	2.91%	0.60%	1.75%	–8.12%	–7.05%
VanEck Global Hard Asset
2019	7	$24.14	$26.96	$183	0.00%	1.25%	1.80%	9.86%	10.47%
2018	6	$21.98	$24.40	$140	0.00%	1.25%	1.80%	–29.57%	–29.18%
2017	8	$31.21	$34.45	$246	0.00%	1.25%	1.80%	–3.46%	–2.92%
2016	9	$32.33	$35.49	$284	0.36%	1.25%	1.80%	41.13%	41.92%
2015	7	$22.90	$25.01	$174	0.03%	1.25%	1.80%	–34.65%	–34.28%

*These ratios represent the dividends, excluding distributions of capital gains (both long-term and short-term), received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.

FSA-97

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

6.  FINANCIAL HIGHLIGHTS — (Continued)

**These ratios represent the annualized contract expenses of the Separate Account, consisting primarily of mortality and expense risk and admin charges, for each period indicated. These ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund are excluded.

***These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses addressed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented.

(a)  For the period: January 1, 2019 to August 1, 2019 (date of liquidation).

(b)  Effective May 24, 2019, Oppenheimer Funds rebranded as Invesco Oppenheimer.

7.  EXPENSES

The following is a summary of Separate Account expense charges which are assessed either as a direct reduction in unit values or through a redemption of units for all contracts contained within the Separate Account:

Expense Type	Range
Mortality and Expense Risk Charge
To compensate Protective Life for assuming mortality and expense risks, a daily mortality and expense risk is assessed through the reduction of unit values. The charge is assessed on an annual basis and is calculated as a percent of the average daily net assets and varies depending on the product purchased and the death benefit option selected.	0.50% - 1.65%
Administrative Charge
An annual fee is assessed to reimburse Protective Life for expenses incurred in the administration of the contract and the Separate Account. The charge is assessed through the reduction of unit values.	0.10% - 0.15%
Contract Maintenance Fee
This annual charge is assessed through the redemption of units and is waived when the account value or purchase payments less surrenders and associated surrender charges equals or exceeds $50,000 - $100,000, depending on the product.	$0 - $50
Surrender Charge (Contingent Deferred Sales Charge)
This charge is assessed as a percent of the amount surrendered and is imposed to reimburse Protective Life for some of the costs of distributing the contracts. The percentage charged is assessed through the redemption of units and is based upon the number of full years which have elapsed between the date the contract was purchased and the surrender date.	0.00% - 8.50%

FSA-98

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

7.  EXPENSES — (Continued)

Expense Type	Range
Transfer Fee Currently there is no fee charged for transfers; however, Protective Life has reserved the right to charge for each transfer after the first 12 transfers in any contract year as a redemption of units.	$25
Deferred Sales Charge
This charge is assessed as a percentage of cumulative purchase payments and is imposed to reimburse Protective Life for some of the costs of distributing the contracts. The fees are deducted quarterly and assessed through redemption of units.	0.00% - 0.70%
Optional Benefit Fee
Optional benefits may be elected by contract owners. These benefits include death benefits and living benefits. The fees for such benefits are deducted monthly and assessed through redemption of units. These fees are calculated on either a "Benefit Base" basis, an "Asset Base" basis, a "Floored Asset Base" basis or a "Net Amount at Risk" basis.	0.10% - 2.20% on Benefit Base 0.15% - 0.45% on Asset Base 1.0% - 2.2% on Floored Asset Base $0.25 per $1000 - $18.94 per $1000 on Net Amount at Risk.

8.  RELATED PARTY TRANSACTIONS

Contract owners' net payments represent premiums received from contract owners less certain deductions made by Protective Life in accordance with the contract terms. These deductions include, where appropriate, tax, surrender, mortality risk and expense and administrative charges. These deductions are made to the individual contracts in accordance with the terms governing each contract as set forth in the Contract.

Protective Life offers a loan privilege to certain contract owners. Such contract owners may obtain loans using the Contract as the only security for the loan. Loans are subject to provisions of The Internal Revenue Code of 1986, as amended, and to applicable retirement program rules. There were no loans outstanding as of December 31, 2019.

Investment Distributors, Inc., a wholly owned subsidiary of PLC, is the principal underwriter for the Separate Account.

9.  SUBSEQUENT EVENTS

On March 11, 2020, the World Health Organization declared COVID-19 a pandemic, and national governments have implemented a range of policies and actions to combat it. The extent of the impact of COVID-19 on world economies, and ultimately on the portfolios in which the subaccounts invest, is highly uncertain and cannot be predicted at this time. Management will continue to monitor developments, and their impact on the fair value of the portfolios, which may be materially adversely affected if the financial markets and/or the overall economy are impacted for an extended period.

FSA-99

Report of Independent Registered Public Accounting Firm

To the Shareowner and Board of Directors
Protective Life Insurance Company:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Protective Life Insurance Company and subsidiaries (the Company) as of December 31, 2019, the related consolidated statements of income, comprehensive income (loss), shareowner's equity, and cash flows for the year ended December 31, 2019, and the related notes and financial statement schedules III to V (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company's auditor since 2019.

Birmingham, Alabama
March 25, 2020

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareowner of Protective Life Insurance Company

Opinion on the Financial Statements

We have audited the consolidated balance sheet of Protective Life Insurance Company and its subsidiaries (the "Company") as of December 31, 2018, and the related consolidated statements of income, comprehensive income (loss), shareowner's equity and cash flows for each of the two years in the period ended December 31, 2018, including the related notes and financial statement schedules as of and for each of the two years in the period ended December 31, 2018 listed in the index appearing under Item 15(2) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As described in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for administrative fees associated with certain property and casualty insurance products in 2018.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

March 25, 2019
Birmingham, AL

We served as the Company's auditor from 1974 to 2019.

PROTECTIVE LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF INCOME

	For The Year Ended December 31,
	2019	2018	2017
	(Dollars In Thousands)
Revenues
Premiums and policy fees	$4,056,202	$3,656,508	$3,456,362
Reinsurance ceded	(1,517,204)	(1,383,510)	(1,367,096)
Net of reinsurance ceded	2,538,998	2,272,998	2,089,266
Net investment income	2,818,830	2,338,902	1,923,056
Realized investment gains (losses)	211,539	(144,179)	(15,954)
Other-than-temporary impairment losses	(67,161)	(56,578)	(1,332)
Portion recognized in other comprehensive income (before taxes)	32,708	26,854	(7,780)
Net impairment losses recognized in earnings	(34,453)	(29,724)	(9,112)
Other income	417,155	321,019	325,411
Total revenues	5,952,069	4,759,016	4,312,667
Benefits and expenses
Benefits and settlement expenses, net of reinsurance ceded: (2019 — $1,244,379; 2018 — $1,185,929; 2017 — $1,235,227)	4,256,062	3,511,252	2,955,005
Amortization of deferred policy acquisition costs and value of business acquired	175,653	226,066	79,443
Other operating expenses, net of reinsurance ceded: (2019 — $229,851; 2018 — $210,816; 2017 — $226,578)	836,906	774,110	814,211
Total benefits and expenses	5,268,621	4,511,428	3,848,659
Income before income tax	683,448	247,588	464,008
Income tax expense (benefit)
Current	390,314	123,624	36,565
Deferred	(259,850)	(69,963)	(754,974)
Total income tax expense (benefit)	130,464	53,661	(718,409)
Net income	$552,984	$193,927	$1,182,417

See Notes to Consolidated Financial Statements

PROTECTIVE LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For The Year Ended December 31,
	2019	2018	2017
	(Dollars In Thousands)
Net income	$552,984	$193,927	$1,182,417
Other comprehensive income (loss):
Change in net unrealized gains (losses) on investments, net of income tax: (2019 — $753,312; 2018 — $(375,256); 2017 — $332,593)	2,833,888	(1,411,674)	705,859
Reclassification adjustment for investment amounts included in net income, net of income tax: (2019 — $(2,784); 2018 — $4,174; 2017 — $(397))	(10,474)	15,699	(944)
Change in net unrealized gains (losses) relating to other-than-temporary impaired investments for which a portion has been recognized in earnings, net of income tax: (2019 — $(950); 2018 — $(5,517); 2017 — $762)	(3,574)	(20,751)	391
Change in accumulated (loss) gain — derivatives, net of income tax: (2019 — $(2,600); 2018 — $(501); 2017 — $(303))	(9,781)	(1,884)	(563)
Reclassification adjustment for derivative amounts included in net income, net of income tax: (2019 — $479; 2018 — $301; 2017 — $243)	1,799	1,130	451
Total other comprehensive income (loss)	2,811,858	(1,417,480)	705,194
Total comprehensive income (loss)	$3,364,842	$(1,223,553)	$1,887,611

See Notes to Consolidated Financial Statements

PROTECTIVE LIFE INSURANCE COMPANY

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2019	2018
	(Dollars In Thousands)
Assets
Fixed maturities, at fair value (amortized cost: 2019 — $63,268,660; 2018 — $54,233,151)	$66,043,992	$51,679,226
Fixed maturities, at amortized cost (fair value: 2019 — $3,025,790; 2018 — $2,547,210)	2,823,881	2,633,474
Equity securities, at fair value (cost: 2019 — $534,463; 2018 — $589,221)	553,720	557,708
Mortgage loans (related to securitizations: 2019 — $—; 2018 — $134)	9,379,401	7,724,733
Investment real estate, net of accumulated depreciation (2019 — $203; 2018 — $251)	10,321	6,816
Policy loans	1,675,121	1,695,886
Other long-term investments	2,479,520	798,342
Short-term investments	1,320,864	666,301
Total investments	84,286,820	65,762,486
Cash	171,752	151,400
Accrued investment income	715,388	633,087
Accounts and premiums receivable	174,202	97,033
Reinsurance receivables	4,181,100	4,486,029
Deferred policy acquisition costs and value of business acquired	3,519,555	3,026,330
Goodwill	825,511	825,511
Other intangibles, net of accumulated amortization (2019 — $253,759; 2018 — $197,368)	583,426	612,854
Property and equipment, net of accumulated depreciation (2019 — $49,357; 2018 — $30,989)	211,745	183,843
Other assets	499,309	377,845
Assets related to separate accounts
Variable annuity	12,730,090	12,288,919
Variable universal life	1,135,666	937,732
Reinsurance assumed	11,443,105	—
Total assets	$120,477,669	$89,383,069
Liabilities
Future policy benefits and claims	$53,943,962	$41,900,618
Unearned premiums	794,832	769,620
Total policy liabilities and accruals	54,738,794	42,670,238
Stable value product account balances	5,443,752	5,234,731
Annuity account balances	14,289,907	13,720,081
Other policyholders' funds	1,576,856	1,128,379
Other liabilities	2,977,278	1,939,718
Income tax payable	34,224	27,189
Deferred income taxes	1,371,970	898,339
Debt	968	1,319
Subordinated debt	110,000	110,000
Non-recourse funding obligations	3,082,753	2,888,329
Secured financing liabilities	335,480	495,307
Liabilities related to separate accounts
Variable annuity	12,730,090	12,288,919
Variable universal life	1,135,666	937,732
Reinsurance assumed	11,443,105	—
Total liabilities	109,270,843	82,340,281
Commitments and contingencies — Note 15
Shareowner's equity
Preferred Stock; $1 par value, shares authorized: 2,000; Liquidation preference: $2,000	2	2
Common Stock, $1 par value, shares authorized and issued: 2019 and 2018 — 5,000,000	5,000	5,000
Additional paid-in-capital	8,260,537	7,410,537
Retained earnings	1,533,645	1,031,465
Accumulated other comprehensive income (loss):
Net unrealized gains (losses) on investments, net of income tax: (2019 — $(383,311); 2018 — $(367,217))	1,441,978	(1,381,436)
Net unrealized losses relating to other-than-temporary impaired investments for which a portion has been recognized in earnings, net of income tax: (2019 — $(7,004); 2018 — $(6,054))	(26,347)	(22,773)
Accumulated gain (loss) — derivatives, net of income tax: (2019 — $(2,123); 2018 — $(2))	(7,989)	(7)
Total shareowner's equity	11,206,826	7,042,788
Total liabilities and shareowner's equity	$120,477,669	$89,383,069

See Notes to Consolidated Financial Statements

PROTECTIVE LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF SHAREOWNER'S EQUITY

	Preferred Stock	Common Stock	Additional Paid-in- Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Shareowner's Equity
	(Dollars In Thousands)
Balance, December 31, 2016	$2	$5,000	$7,422,407	$(32,695)	$(655,040)	$6,739,674
Net income for 2017				1,182,417		1,182,417
Other comprehensive income					705,194	705,194
Comprehensive income for 2017						1,887,611
Cumulative effect adjustments				26,338	(26,338)	—
Dividends paid to the parent company				(259,089)		(259,089)
Return of capital			(43,911)			(43,911)
Balance, December 31, 2017	$2	$5,000	$7,378,496	$916,971	$23,816	$8,324,285
Net income for 2018				193,927		193,927
Other comprehensive loss					(1,417,480)	(1,417,480)
Comprehensive loss for 2018						(1,223,553)
Cumulative effect adjustments				(79,433)	(10,552)	(89,985)
Prior period adjustment			32,041			32,041
Balance, December 31, 2018	$2	$5,000	$7,410,537	$1,031,465	$(1,404,216)	$7,042,788
Net income for 2019				552,984		552,984
Other comprehensive income					2,811,858	2,811,858
Comprehensive income for 2019						3,364,842
Cumulative effect adjustments				(50,804)		(50,804)
Capital contributions from parent			850,000			850,000
Balance, December 31, 2019	$2	$5,000	$8,260,537	$1,533,645	$1,407,642	$11,206,826

See Notes to Consolidated Financial Statements

PROTECTIVE LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For The Year Ended December 31,
	2019	2018	2017
	(Dollars In Thousands)
Cash flows from operating activities
Net income	$552,984	$193,927	$1,182,417
Adjustments to reconcile net income to net cash provided by operating activities:
Realized investment losses (gains)	(177,086)	173,903	25,066
Amortization of deferred policy acquisition costs and value of business acquired	175,653	226,066	79,443
Capitalization of deferred policy acquisition costs	(407,556)	(446,594)	(335,603)
Depreciation and amortization expense	74,216	67,125	61,740
Deferred income tax	(259,850)	(69,963)	(754,974)
Accrued income tax	7,035	104,175	19,377
Interest credited to universal life and investment products	1,342,563	963,471	692,993
Policy fees assessed on universal life and investment products	(1,729,044)	(1,553,994)	(1,354,685)
Change in reinsurance receivables	304,929	315,134	269,294
Change in accrued investment income and other receivables	(45,117)	50,112	(19,148)
Change in policy liabilities and other policyholders' funds of traditional life and health products	(543,963)	(550,367)	(331,880)
Trading securities:
Maturities and principal reductions of investments	113,543	155,692	165,575
Sale of investments	399,288	493,141	281,441
Cost of investments acquired	(368,369)	(589,379)	(355,410)
Other net change in trading securities	(47,635)	38,346	9,151
Amortization of premiums and accretion of discounts on investments and mortgage loans	319,467	308,407	319,264
Change in other liabilities	408,700	103,465	265,595
Other, net	(28)	(15,655)	(45,961)
Net cash provided by (used in) operating activities	119,730	(32,988)	173,695
Cash flows from investing activities
Maturities and principal reductions of investments, available-for-sale	1,980,966	1,189,366	695,349
Sale of investments, available-for-sale	4,242,259	2,573,826	1,801,173
Cost of investments acquired, available-for-sale	(6,421,411)	(4,865,104)	(4,013,245)
Change in investments, held-to-maturity	(195,000)	81,000	47,000
Mortgage loans:
New lendings	(1,322,981)	(1,589,459)	(1,671,929)
Repayments	1,016,899	1,068,552	923,347
Change in investment real estate, net	(3,366)	978	(104)
Change in policy loans, net	64,767	51,218	34,625
Change in other long-term investments, net	(35,536)	(169,293)	(91,934)
Change in short-term investments, net	(594,314)	(164,384)	(207,722)
Net unsettled security transactions	(184,963)	13,384	(19,023)
Purchase of property and equipment	(33,306)	(91,972)	(33,718)
Cash received (paid) related to reinsurance transactions	(815,574)	38,456	—
Net cash used in investing activities	(2,301,560)	(1,863,432)	(2,536,181)
Cash flows from financing activities
Borrowings under subordinated debt	—	110,000	—
Issuance (repayment) of non-recourse funding obligations	195,000	(63,890)	(16,070)
Secured financing liabilities	(159,826)	(522,442)	220,028
Capital Contributions from parent/Dividends/Return of capital to the parent company	850,000	—	(303,000)
Investment product and universal life deposits	5,183,845	5,650,100	4,683,121
Investment product and universal life withdrawals	(3,865,961)	(3,304,415)	(2,256,981)
Other financing activities, net	(876)	(388)	(196)
Net cash provided by financing activities	2,202,182	1,868,965	2,326,902
Change in cash	20,352	(27,455)	(35,584)
Cash at beginning of period	151,400	178,855	214,439
Cash at end of period	$171,752	$151,400	$178,855

See Notes to Consolidated Financial Statements

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  BASIS OF PRESENTATION

Basis of Presentation

Protective Life Insurance Company (the "Company"), a stock life insurance company, was founded in 1907. The Company is a wholly owned subsidiary of Protective Life Corporation ("PLC"), an insurance holding company. On February 1, 2015, PLC became a wholly owned subsidiary of The Dai-ichi Life Insurance Company, Limited, a kabushiki kaisha organized under the laws of Japan (now known as Dai-ichi Life Holdings, Inc., "Dai-ichi Life"), when DL Investment (Delaware), Inc. a wholly owned subsidiary of Dai-ichi Life, merged with and into PLC (the "Merger"). Prior to February 1, 2015, PLC's stock was publicly traded on the New York Stock Exchange. Subsequent to the Merger date, PLC remained as an SEC registrant within the United States until January 23, 2020, when it suspended its reporting obligations with the SEC under the Securities Exchange Act of 1934. Subsequent to the Merger date, the Company has continued to be an SEC registrant for financial reporting purposes in the United States. The Company markets individual life insurance, credit life and disability insurance, guaranteed investment contracts, guaranteed funding agreements, fixed and variable annuities, and extended service contracts throughout the United States. The Company also maintains a separate segment devoted to the acquisition of insurance policies from other companies. PLC is a holding company with subsidiaries that provide financial services through the production, distribution, and administration of insurance and investment products.

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Such accounting principles differ from statutory reporting practices used by insurance companies in reporting to state regulatory authorities (see also Note 22, Statutory Reporting Practices and Other Regulatory Matters).

The operating results of companies in the insurance industry have historically been subject to significant fluctuations due to changing competition, economic conditions, interest rates, investment performance, insurance ratings, claims, persistency, and other factors.

During the fourth quarter of 2018, the Company recorded an adjustment related to prior periods to correct an error pertaining to the tax deductibility of certain deferred compensation following the Dai-ichi acquisition and application of purchase accounting in 2015. The adjustment resulted in a $32.0 million increase to goodwill, with a corresponding increase in additional paid-in-capital. The Company concluded that the adjustment was not quantitatively or qualitatively material to previously reported annual or interim periods or the current interim period. As a result, this adjustment was recorded by the Company within the presented annual consolidated financial statements for the year ended December 31, 2018.

During the second quarter of 2019, the Company recorded an adjustment related to prior periods to correct an error pertaining to the deferred policy acquisitions costs ("DAC") tax reimbursements paid under reinsurance agreements the Company entered in previous years. The adjustment resulted in an $8.96 million increase to accounts and premiums receivable on the Company's consolidated balance sheet, with a corresponding increase to other income. The Company concluded that the adjustment was not quantitatively or qualitatively material to previously reported periods or the second quarter of 2019 interim period. As a result, this adjustment was recorded by the Company within the consolidated financial statements as of and for the period ended June 30, 2019.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  BASIS OF PRESENTATION — (Continued)

Entities Included

The consolidated financial statements include the accounts of Protective Life Insurance Company and its affiliate companies in which the Company holds a majority voting or economic interest. Intercompany balances and transactions have been eliminated.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates include those used in determining deferred policy acquisition costs ("DAC") and related amortization periods, goodwill recoverability, value of business acquired ("VOBA"), investments and certain derivatives fair values, other-than-temporary impairments, future policy benefits, pension and other postretirement benefits, provisions for income taxes, reserves for contingent liabilities, reinsurance risk transfer assessments, and reserves for losses in connection with unresolved legal matters.

Significant Accounting Policies

Valuation of Investment Securities

The Company determines the appropriate classification of investment securities at the time of purchase and periodically re-evaluates such designations. Investment securities are classified as either trading, available-for-sale, or held-to-maturity securities. Investment securities classified as trading are recorded at fair value with changes in fair value recorded in realized gains (losses). Investment securities purchased for long term investment purposes are classified as available-for-sale and are recorded at fair value with changes in unrealized gains and losses, net of taxes, reported as a component of other comprehensive income (loss). Investment securities are classified as held-to-maturity when the Company has the intent and ability to hold the securities to maturity and are reported at amortized cost. Interest income on available-for-sale and held-to-maturity securities includes the amortization of premiums and accretion of discounts and are recorded in investment income.

The fair value of fixed maturity, short-term, and equity securities is determined by management after considering one of three primary sources of information: third party pricing services, non-binding independent broker quotations, or pricing matrices. Security pricing is applied using a "waterfall" approach whereby publicly available prices are first sought from third party pricing services, the remaining unpriced securities are submitted to independent brokers for non-binding prices, or lastly, securities are priced using a pricing matrix. Typical inputs used by these three pricing methods include, but are not limited to: benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, and reference data including market research publications. Based on the typical trading volumes and the lack of quoted market prices for available-for-sale and trading fixed maturities, third party pricing services derive the majority of security prices from observable market inputs such as recent reported trades for identical or similar securities making adjustments through the reporting date based upon available market observable information as

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

outlined above. If there are no recent reported trades, the third party pricing services and brokers may use matrix or model processes to develop a security price where future cash flow expectations are developed based upon collateral performance and discounted at an estimated market rate. Certain securities are priced via independent non-binding broker quotations. Where multiple broker quotes are obtained, the Company reviews the quotes and selects the quote that provides the best estimate of the price a market participant would pay for these specific assets in an arm's length transaction. A pricing matrix is used to price securities for which the Company is unable to obtain or effectively rely on either a price from a third party service or an independent broker quotation. Included in the pricing of other asset-backed securities, collateralized mortgage obligations ("CMOs"), and mortgage-backed securities ("MBS") are estimates of the rate of future prepayments of principal and underlying collateral support over the remaining life of the securities. Such estimates are derived based on the characteristics of the underlying structure and rates of prepayments previously experienced at the interest rate levels projected for the underlying collateral. The basis for the cost of securities sold was determined at the Committee on Uniform Securities Identification Procedures ("CUSIP") level on a first in first out basis. The committee supplies a unique nine-character identification, called a CUSIP number, for each class of security approved for trading in the U.S., to facilitate clearing and settlement. These numbers are used when any buy and sell orders are recorded.

Each quarter the Company reviews investments with unrealized losses and tests for other-than-temporary impairments. The Company analyzes various factors to determine if any specific other-than-temporary asset impairments exist. These include, but are not limited to: 1) actions taken by rating agencies, 2) default by the issuer, 3) the significance of the decline, 4) an assessment of the Company's intent to sell the security (including a more likely than not assessment of whether the Company will be required to sell the security) before recovering the security's amortized cost, 5) the duration of the decline, 6) an economic analysis of the issuer's industry, and 7) the financial strength, liquidity, and recoverability of the issuer. Management performs a security by security review each quarter in evaluating the need for any other-than-temporary impairments. Although no set formula is used in this process, the investment performance, collateral position, and continued viability of the issuer are significant measures considered, and in some cases, an analysis regarding the Company's expectations for recovery of the security's entire amortized cost basis through the receipt of future cash flows is performed. Once a determination has been made that a specific other-than-temporary impairment exists, the security's basis is adjusted and an other-than-temporary impairment is recognized. Other-than-temporary impairments to debt securities that the Company does not intend to sell and does not expect to be required to sell before recovering the security's amortized cost are written down to discounted expected future cash flows ("post impairment cost") and credit losses are recorded in earnings. The difference between the securities' discounted expected future cash flows and the fair value of the securities on the impairment date is recognized in other comprehensive income (loss) as a non-credit portion impairment. When calculating the post impairment cost for residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS"), and other asset-backed securities (collectively referred to as asset-backed securities or "ABS"), the Company considers all known market data related to cash flows to estimate future cash flows. When calculating the post impairment cost for corporate debt securities, the Company considers all contractual cash flows to estimate expected future cash flows. To calculate the post impairment cost, the expected future cash flows are discounted at the original purchase yield. Debt securities that the

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

Company intends to sell or expects to be required to sell before recovery are written down to fair value with the change recognized in earnings.

Cash

Cash includes all demand deposits reduced by the amount of outstanding checks and drafts. As a result of the Company's cash management system, checks issued from a particular bank but not yet presented for payment may create negative book cash balances with the bank at certain reporting dates. Such negative balances are included in other liabilities and were $183.7 million as of December 31, 2019 and $153.3 million as of December 31, 2018, respectively. The Company has deposits with certain financial institutions which exceed federally insured limits. The Company has reviewed the creditworthiness of these financial institutions and believes there is minimal risk of a material loss.

Policy Loans

Policy loans are stated at unpaid principal balances. Interest income is recorded as earned using the contractual interest rate. Generally, accrued interest is capitalized on the policy's anniversary date. Any unpaid principal and accrued interest is deducted from the cash surrender value or the death benefit prior to settlement of the insurance policy.

Deferred Policy Acquisition Costs

The incremental direct costs associated with successfully acquired insurance policies, are deferred to the extent such costs are deemed recoverable from future profits. Such costs include commissions and other costs of acquiring traditional life and health insurance, credit insurance, universal life insurance, and investment products. DAC are subject to recoverability testing at the end of each accounting period. Traditional life and health insurance acquisition costs are amortized over the premium-payment period of the related policies in proportion to the ratio of annual premium income to the present value of the total anticipated premium income. Credit insurance acquisition costs are being amortized in proportion to earned premium. Acquisition costs for universal life and investment products are amortized over the lives of the policies in relation to the present value of estimated gross profits before amortization. Acquisition costs for stable value contracts are amortized over the term of the contracts using the effective yield method.

The Company makes certain assumptions regarding the mortality, persistency, expenses, and interest rates (equal to the rate used to compute liabilities for future policy benefits, currently 1.00% to 7.08%) the Company expects to experience in future periods when determining the present value of estimated gross profits. These assumptions are best estimates and are periodically updated whenever actual experience and/or expectations for the future change from that assumed. Additionally, these costs have been adjusted by an amount equal to the amortization that would have been recorded if unrealized gains or losses on investments associated with our universal life and investment products had been realized.

Value of Businesses Acquired

In conjunction with the Merger and the acquisition of insurance policies or investment contracts, a portion of the purchase price is allocated to the right to receive future gross profits from cash flows and

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

earnings of associated insurance policies and investment contracts. This intangible asset, called VOBA, is based on the actuarially estimated present value of future cash flows from associated insurance policies and investment contracts acquired. The estimated present value of future cash flows used in the calculation of the VOBA is based on certain assumptions, including mortality, persistency, expenses, and interest rates that the Company believes to be those of a market participant. The Company amortizes VOBA in proportion to gross premiums for traditional life products, or estimated gross margins ("EGMs") for participating traditional life products within the MONY Life Insurance Company ("MONY") block. For interest sensitive products, the Company uses various amortization bases including expected gross profits ("EGPs"), revenues, account values, or insurance in-force. VOBA is subject to annual recoverability testing.

Included within the deferred policy acquisition costs and value of business acquired line of the Company's consolidated balance sheets are amounts related to certain contracts or blocks of business that have negative VOBA. These amounts are presented on a net basis with positive VOBA amounts within this line on the Company's consolidated balance sheets. Negative VOBA is amortized over the life of the related policies based on the amount of insurance in-force (for life insurance) or account values (for annuities). Such amortization is recorded in the amortization of deferred policy acquisition costs and value of business acquired line of the Company's consolidated statements of income on a net basis with any positive VOBA amortization.

Intangible Assets

Intangible assets with definite lives are amortized over the estimated useful life of the asset and reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Amortizable intangible assets primarily consist of distribution relationships, trade names, technology, and software. Intangible assets with indefinite lives, primarily insurance licenses, are not amortized, but are reviewed for impairment on an annual basis or whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Software is generally amortized over a three — five year useful life.

Intangible assets recognized by the Company included the following (excluding goodwill):

	As of December 31,		Estimated
	2019	2018	Useful Life
	(Dollars In Thousands)		(In Years)
Distribution relationships	$366,423	$377,441	14-22
Trade names	71,918	78,629	13-17
Technology	85,454	93,433	7-14
Other	27,631	31,351
Total intangible assets subject to amortization	551,426	580,854
Insurance licenses	32,000	32,000	Indefinite
Total intangible assets	$583,426	$612,854

Identified intangible assets were valued using the excess earnings method, relief from royalty method or cost approach, as appropriate.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

Amortizable intangible assets will be amortized straight line over their assigned useful lives. The following is a schedule of future estimated aggregate amortization expense:

Year	Amount
(Dollars In Thousands)
2020	$54,350
2021	51,746
2022	48,206
2023	46,519
2024	45,406

Property and Equipment

In conjunction with the Merger, property and equipment was recorded at fair value as of the Merger date and will be depreciated from this basis in future periods based on the respective estimated useful lives. Real estate assets were recorded at appraised values as of the acquisition date. The Company has estimated the remaining useful life of the home office building, as of the date of the Merger, to be 25 years. Land is not depreciated.

The Company depreciates its assets using the straight-line method over the estimated useful lives of the assets. The Company's furniture is depreciated over a ten year useful life, office equipment and machines are depreciated over a five year useful life, and computers are depreciated over a four year useful life. Major repairs or improvements are capitalized and depreciated over the estimated useful lives of the assets. Other repairs are expensed as incurred. The cost and related accumulated depreciation of property and equipment sold or retired are removed from the accounts, and resulting gains or losses are included in income.

In 2019, the Company adopted Accounting Standards Update ("ASU" or "Update") No. 2016-02 — Leases which addressed certain aspects of recognition, measurement, presentation, and disclosure of leases. The Update required all leases with terms greater than 12 months to be recorded on the balance sheet in the form of a lease asset and liability. The Company recorded a cumulative effect adjustment as of the date of adoption, January 1, 2019, establishing a right of use asset and lease liability of $18.2 million on its consolidated balance sheet reflected in the property and equipment, net of accumulated depreciation and other liabilities line items, respectively.

Property and equipment consisted of the following:

	As of December 31,
	2019	2018
	(Dollars In Thousands)
Home office building	$153,456	$144,669
Data processing equipment	37,303	28,793
Capital leases	24,941	1,863
Other, principally furniture and equipment	20,482	14,587
Total property and equipment subject to depreciation	236,182	189,912
Accumulated depreciation	(49,357)	(30,989)
Land	24,920	24,920
Total property and equipment	$211,745	$183,843

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

Separate Accounts

The separate account assets represent funds for which the Company does not bear the investment risk. These assets are carried at fair value and are equal to the separate account liabilities, which represent the policyholder's equity in those assets. The investment income and investment gains and losses on the separate account assets accrue directly to the policyholder. These amounts are reported separately as assets and liabilities related to separate accounts in the accompanying consolidated financial statements. Amounts assessed against policy account balances for the costs of insurance, policy administration, and other services are included in premiums and policy fees in the accompanying consolidated statements of income. Fees are generally based on the daily net assets of the policyholder's account value and recognized as revenue when assessed. Beginning in 2019, assets and liabilities related to separate accounts include balances related to separate accounts assumed through reinsurance. These balances relate to variable annuity and variable life policies that we have reinsured on a modified coinsurance basis.

Stable Value Product Account Balances

The Stable Value Products segment sells fixed and floating rate funding agreements directly to qualified institutional investors. The segment also issues funding agreements to the Federal Home Loan Bank ("FHLB"), and markets guaranteed investment contracts ("GICs") to 401(k) and other qualified retirement savings plans. GICs are contracts which specify a return on deposits for a specified period and often provide flexibility for withdrawals at book value in keeping with the benefits provided by the plan.

The Company records its stable value contract liabilities in the consolidated balance sheets in stable value product account balances at the deposit amount plus accrued interest, adjusted for any unamortized premium or discount. Interest on the contracts is accrued based upon contract terms. Any premium or discount is amortized using the effective yield method.

The segment's products complement the Company's overall asset/liability management in that the terms may be tailored to the needs of the Company as the seller of the contracts. Stable value product account balances include GICs and funding agreements the Company has issued. As of December 31, 2019 and 2018, the Company had $3,876.6 million and $4,083.8 million, respectively, of stable value product account balances marketed through structured programs. Most of the Company's outstanding GICs and funding agreements have maturities of one to twelve years.

As of December 31, 2019, future maturities of stable value products were as follows:

Year of Maturity	Amount
(Dollars In Millions)
2020	$1,765.2
2021-2022	2,535.1
2023-2024	1,029.1
Thereafter	114.0

Derivative Financial Instruments

GAAP requires that all derivative instruments be recognized in the balance sheet at fair value. The Company records its derivative financial instruments in the consolidated balance sheet in other long-term investments and other liabilities. The change in the fair value of derivative financial

PROTECTIVE LIFE INSURANCE COMPANY

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2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

instruments is reported either in the statement of income or in the statement of other comprehensive income (loss), depending upon whether the derivative instrument qualified for and also has been properly identified as being part of a hedging relationship, and also on the type of hedging relationship that exists. For cash flow hedges, the effective portion of their gain or loss is reported as a component of other comprehensive income (loss) and reclassified into earnings in the period during which the hedged item impacts earnings. Any remaining gain or loss, the ineffective portion, is recognized in current earnings. For fair value hedge derivatives, their gain or loss as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in current earnings. Effectiveness of the Company's hedge relationships is assessed on a quarterly basis. The Company reports changes in fair values of derivatives that are not part of a qualifying hedge relationship in earnings. Changes in the fair value of derivatives that are recognized in current earnings are reported in Realized investment gains (losses). For additional information, see Note 7, Derivative Financial Instruments.

Insurance Liabilities and Reserves

Establishing an adequate liability for the Company's obligations to policyholders requires the use of certain assumptions. Estimating liabilities for future policy benefits on life and health insurance products requires the use of assumptions relative to future investment yields, mortality, morbidity, persistency, and other assumptions based on the Company's historical experience, modified as necessary to reflect anticipated trends and to include provisions for possible adverse deviation. Determining liabilities for the Company's property and casualty insurance products also requires the use of assumptions, including the projected levels of used vehicle prices, the frequency and severity of claims, and the effectiveness of internal processes designed to reduce the level of claims. The Company's results depend significantly upon the extent to which its actual claims experience is consistent with the assumptions the Company used in determining its reserves and pricing its products. The Company's reserve assumptions and estimates require significant judgment and, therefore, are inherently uncertain. The Company cannot determine with precision the ultimate amounts that it will pay for actual claims or the timing of those payments.

Guaranteed Living Withdrawal Benefits

The Company also establishes reserves for guaranteed living withdrawal benefits ("GLWB") on its variable annuity ("VA") products. The GLWB is valued in accordance with FASB guidance under the ASC Derivatives and Hedging Topic which utilizes the valuation technique prescribed by the ASC Fair Value Measurements and Disclosures Topic, which requires the embedded derivative to be recorded at fair value using current interest rates and implied volatilities for the equity indices. The fair value of the GLWB is impacted by equity market conditions and can result in the GLWB embedded derivative being in an overall net asset or net liability position. In times of favorable equity market conditions the likelihood and severity of claims is reduced and expected fee income increases. Since claims are generally expected later than fees, these favorable equity market conditions can result in the present value of fees being greater than the present value of claims, which results in a net GLWB embedded derivative asset. In times of unfavorable equity market conditions the likelihood and severity of claims is increased and expected fee income decreases and can result in the present value of claims exceeding the present value of fees resulting in a net GLWB embedded derivative liability. The methods used to estimate the embedded derivative employ assumptions about mortality, lapses, policyholder behavior, equity market returns, interest rates, and market volatility. The Company

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

assumes age-based mortality from the Ruark 2015 ALB table adjusted for company experience. Differences between the actual experience and the assumptions used result in variances in profit and could result in losses. The Company reinsures certain risks associated with the GLWB to Shades Creek Captive Insurance ("Shades Creek"), a direct wholly owned insurance subsidiary of PLC. As of December 31, 2019 and 2018, the Company's net GLWB liability held, including the impact of reinsurance, was $186.0 million and $43.3 million, respectively.

Goodwill

The balance recognized as goodwill is not amortized, but is reviewed for impairment on an annual basis, or more frequently as events or circumstances may warrant, including those circumstances which would more likely than not reduce the fair value of the Company's reporting units below its carrying amount. Accounting for goodwill requires an estimate of the future profitability of the associated lines of business within the Company's operating segments to assess the recoverability of the capitalized goodwill. The Company's material goodwill balances are attributable to certain of its operating segments (which are each considered to be reporting units). The Company evaluates the carrying value of goodwill at the segment (or reporting unit) level at least annually and between annual evaluations if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Such circumstances could include, but are not limited to: 1) a significant adverse change in legal factors or in business climate, 2) unanticipated competition, or 3) an adverse action or assessment by a regulator. When evaluating whether goodwill is impaired, the Company first determines through qualitative analysis whether relevant events and circumstances indicate that it is more likely than not that segment goodwill balances are impaired as of the testing date. If the qualitative analysis does not indicate that an impairment of segment goodwill is more likely than not then no other specific quantitative impairment testing is required.

If it is determined that it is more likely than not that impairment exists, the Company performs a quantitative assessment and compares its estimate of the fair value of the reporting unit to which the goodwill is assigned to the reporting unit's carrying amount, including goodwill. The Company utilizes a fair value measurement (which includes a discounted cash flows analysis) to assess the carrying value of the reporting units in consideration of the recoverability of the goodwill balance assigned to each reporting unit as of the measurement date. The cash flows used to determine the fair value of the Company's reporting units are dependent on a number of significant assumptions. The Company's estimates, which consider a market participant view of fair value, are subject to change given the inherent uncertainty in predicting future results and cash flows, which are impacted by such things as policyholder behavior, competitor pricing, capital limitations, new product introductions, and specific industry and market conditions.

Income Taxes

The Company's income tax returns are included in PLC's consolidated U.S. income tax return.

On December 22, 2017, the President of the United States signed into law the Tax Cuts and Jobs Act (the "Tax Reform Act"). Further information on the tax impacts of the Tax Reform Act is included in Note 19, Income Taxes.

The Company uses the asset and liability method of accounting for income taxes. Generally, most items in pretax book income are also included in taxable income in the same year. However, some

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

items are recognized for book purposes and for tax purposes in different years or are never recognized for either book or tax purposes. Those differences that will never be recognized for either book or tax purposes are permanent differences (e.g., the investment income not subject to tax). As a result, the effective tax rate reflected in the financial statements may differ from the statutory rate reflected in the tax return. Those differences that are reported in different years for book and tax purposes are temporary and will reverse over time (e.g., the valuation of future policy benefits). These temporary differences are accounted for in the intervening periods as deferred tax assets and liabilities. Deferred tax assets generally represent revenue that is taxable before it is recognized in financial income and expenses that are deductible after they are recognized in financial income. Deferred tax liabilities generally represent revenues that are taxable after they are recognized in financial income or expenses or losses that are deductible before they are recognized in financial income. Components of accumulated other comprehensive income (loss) ("AOCI") are presented net of tax, and it is the Company's policy to use the aggregate portfolio approach to clear the disproportionate tax effects that remain in AOCI as a result of tax rate changes and certain other events. Under the aggregate portfolio approach, disproportionate tax effects are cleared only when the portfolio of investments that gave rise to the deferred tax item is sold or otherwise disposed of in its entirety.

The application of GAAP requires the Company to evaluate the recoverability of the Company's deferred tax assets and establish a valuation allowance, if necessary, to reduce the Company's deferred tax assets to an amount that is more likely than not to be realized. Considerable judgment is required in determining whether a valuation allowance is necessary, and if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance the Company may consider many factors, including: (1) the nature of the deferred tax assets and liabilities; (2) whether they are ordinary or capital; (3) in which tax jurisdictions they were generated and the timing of their reversal; (4) taxable income in prior carryback years as well as projected taxable earnings exclusive of reversing temporary differences and carryforwards; (5) the length of time that carryovers can be utilized in the various taxing jurisdictions; (6) any unique tax rules that would impact the utilization of the deferred tax assets; and (7) any tax planning strategies that the Company would employ to avoid a tax benefit from expiring unused. Although realization is not assured, management believes it is more likely than not that the deferred tax assets, net of valuation allowances, will be realized.

GAAP prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that a company has taken or expects to take on tax returns. The application of this guidance is a two-step process, the first step being recognition. The Company determines whether it is more likely than not, based on the technical merits, that the tax position will be sustained upon examination. If a tax position does not meet the more likely than not recognition threshold, the benefit of that position is not recognized in the financial statements. The second step is measurement. The Company measures the tax position as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate resolution with a taxing authority that has full knowledge of all relevant information. This measurement considers the amounts and probabilities of the outcomes that could be realized upon ultimate settlement using the facts, circumstances, and information available at the reporting date.

The Company's liability for income taxes includes the liability for unrecognized tax benefits which relate to tax years still subject to review by the Internal Revenue Service ("IRS") or other taxing jurisdictions. Audit periods remain open for review until the statute of limitations expires. Generally, for tax years

PROTECTIVE LIFE INSURANCE COMPANY

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2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

which produce net operating losses, capital losses or tax credit carryforwards, the statute of limitations does not close until the expiration of the statute of limitations for the tax year in which they are fully utilized. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the liability for income taxes. The Company classifies all interest and penalties related to tax uncertainties as income tax expense. See Note 19, Income Taxes, for additional information regarding income taxes.

Variable Interest Entities

The Company holds certain investments in entities in which its ownership interests could possibly be considered variable interests under Topic 810 of the FASB ASC (excluding debt and equity securities held as trading, available-for-sale, or held-to-maturity). The Company reviews the characteristics of each of these applicable entities and compares those characteristics to applicable criteria to determine whether the entity is a Variable Interest Entity ("VIE"). If the entity is determined to be a VIE, the Company then performs a detailed review to determine whether the interest would be considered a variable interest under the guidance. The Company then performs a qualitative review of all variable interests with the entity and determines whether the Company is the primary beneficiary. ASC 810 provides that an entity is the primary beneficiary of a VIE if the entity has 1) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance, and 2) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE, which is recorded on the balance sheet as fixed maturities at amortized cost. For more information on the Company's investment in a VIE refer to Note 5, Investment Operations, to the consolidated financial statements.

Policyholder Liabilities, Revenues, and Benefits Expense

Future Policy Benefits and Claims

Future policy benefit liabilities for the years indicated are as follows:

	As of December 31,
	2019	2018	2019	2018
	Total Policy Liabilities and Accruals		Reinsurance Receivable
	(Dollars In Thousands)
Life and annuity benefit reserves	$52,478,019	$40,883,229	$3,279,374	$3,573,500
Unpaid life claim liabilities	810,585	654,077	373,942	383,620
Life and annuity future policy benefits	53,288,604	41,537,306	3,653,316	3,957,120
Other policy benefits reserves	422,579	142,855	69,316	80,688
Other policy benefits unpaid claim liabilities	232,779	220,457	170,603	175,591
Future policy benefits and claims and associated reinsurance receivable	53,943,962	41,900,618	3,893,235	4,213,399
Unearned premiums	794,832	769,620	287,865	272,630
Total policy liabilities and accruals and associated reinsurance receivable	$54,738,794	$42,670,238	$4,181,100	$4,486,029

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

Liabilities for life and annuity benefit reserves consist of liabilities for traditional life insurance, cash values associated with universal life insurance, immediate annuity benefit reserves, and other benefits associated with life and annuity benefits. The unpaid life claim liabilities consist of current pending claims as well as an estimate of incurred but not reported life insurance claims.

Other policy benefit reserves consist of certain health insurance policies that are in runoff. The unpaid claim liabilities associated with other policy benefits includes current pending claims, the present value of estimated future claim payments for policies currently receiving benefits and an estimate of claims incurred but not yet reported.

Traditional Life, Health, and Credit Insurance Products

Traditional life insurance products consist principally of those products with fixed and guaranteed premiums and benefits, and they include whole life insurance policies, term and term-like life insurance policies, limited payment life insurance policies, and certain annuities with life contingencies. In accordance with ASC 805, the liabilities for future policy benefits on traditional life insurance products, when combined with the associated VOBA, were recorded at fair value on the date of the Merger. These values, subsequent to the Merger, are computed using assumptions that include interest rates, mortality, lapse rates, expense estimates, and other assumptions based on the Company's experience, modified as necessary to reflect anticipated trends and to include provisions for possible adverse deviation.

Liabilities for future policy benefits on traditional life insurance products have been computed using a net level method including assumptions as to investment yields, mortality, persistency, and other assumptions based on the Company's experience, modified as necessary to reflect anticipated trends and to include provisions for possible adverse deviation. Reserve investment yield assumptions on December 31, 2019, range from approximately 2.50% to 5.50%. The liability for future policy benefits and claims on traditional life, health, and credit insurance products includes estimated unpaid claims that have been reported to us and claims incurred but not yet reported. Policy claims are charged to expense in the period in which the claims are incurred.

Traditional life insurance premiums are recognized as revenue when due. Health and credit insurance premiums are recognized as revenue over the terms of the policies. Benefits and expenses are associated with earned premiums so that profits are recognized over the life of the contracts. This is accomplished by means of the provision for liabilities for future policy benefits and the amortization of DAC and VOBA. Gross premiums in excess of net premiums related to immediate annuities are deferred and recognized over the life of the policy.

Universal Life and Investment Products

Universal life and investment products include universal life insurance, guaranteed investment contracts, guaranteed funding agreements, deferred annuities, and annuities without life contingencies. Premiums and policy fees for universal life and investment products consist of fees that have been assessed against policy account balances for the costs of insurance, policy administration, and surrenders. Such fees are recognized when assessed and earned. Benefit reserves for universal life and investment products represent policy account balances before applicable surrender charges plus

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

certain deferred policy initiation fees that are recognized in income over the term of the policies. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policy account balances and interest credited to policy account balances. Interest rates credited to universal life products ranged from 1.0% to 8.75% and investment products ranged from 0.18% to 11.25% in 2019.

The Company establishes liabilities for fixed indexed annuity ("FIA") products. These products are deferred fixed annuities with a guaranteed minimum interest rate plus a contingent return based on equity market performance. The FIA product is considered a hybrid financial instrument under the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC" or "Codification") Topic 815 — Derivatives and Hedging which allows the Company to make the election to value the liabilities of these FIA products at fair value. This election was made for the FIA products issued prior to 2010 as the policies were issued. These products are no longer being marketed. The future changes in the fair value of the liability for these FIA products are recorded in Benefit and settlement expenses with the liability being recorded in Annuity account balances. For more information regarding the determination of fair value of annuity account balances please refer to Note 6, Fair Value of Financial Instruments. Premiums and policy fees for these FIA products consist of fees that have been assessed against the policy account balances for surrenders. Such fees are recognized when assessed and earned.

The Company currently markets a deferred fixed annuity with a guaranteed minimum interest rate plus a contingent return based on equity market performance and the products are considered hybrid financial instruments under the FASB's ASC Topic 815 — Derivatives and Hedging. The Company did not elect to value these FIA products at fair value. As a result, the Company accounts for the provision that provides for a contingent return based on equity market performance as an embedded derivative. The embedded derivative is bifurcated from the host contract and recorded at fair value in Other liabilities. Changes in the fair value of the embedded derivative are recorded in Realized investment gains (losses). For more information regarding the determination of fair value of the FIA embedded derivative refer to Note 6, Fair Value of Financial Instruments. The host contract is accounted for as a UL — Type insurance contract in accordance with ASC Topic 944 — Financial Services-Insurance and is recorded in Annuity account balances with any discount to the minimum account value being accreted using the effective yield method.

The Company markets universal life products with a guaranteed minimum interest rate plus a contingent return based on equity market performance and the products are considered hybrid financial instruments under the FASB's ASC Topic 815 — Derivatives and Hedging. The Company did not elect to value these indexed universal life ("IUL") products at fair value prior to the Merger date. As a result, the Company accounts for the provision that provides for a contingent return based on equity market performance as an embedded derivative. The embedded derivative is bifurcated from the host contract and recorded at fair value in Other liabilities. Changes in the fair value of the embedded derivative are recorded in Realized investment gains (losses). For more information regarding the determination of fair value of the IUL embedded derivative refer to Note 6, Fair Value of Financial Instruments. The host contract is accounted for as a debt instrument in accordance with ASC Topic 944 — Financial Services — Insurance and is recorded in Future policy benefits and claims with any discount to the minimum account value being accreted using the effective yield method.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

Benefits and settlement expenses include accrued interest and benefit claims incurred during the period.

The Company's accounting policies with respect to variable universal life ("VUL") and VA are identical to those noted above for universal life and investment products except that policy account balances (excluding account balances that earn a fixed rate) are valued at fair value and reported as components of assets and liabilities related to separate accounts.

The Company establishes liabilities for guaranteed minimum death benefits ("GMDB") on its VA products. The methods used to estimate the liabilities employ assumptions about mortality and the performance of equity markets. The Company assumes age-based mortality from the Ruark 2015 ALB table adjusted for company experience. Future declines in the equity market would increase the Company's GMDB liability. Differences between the actual experience and the assumptions used result in variances in profit and could result in losses. Our GMDB, as of December 31, 2019, is subject to a dollar-for-dollar reduction upon withdrawal of related annuity deposits on contracts issued prior to January 1, 2003. The Company reinsures certain risks associated with the GMDB to Shades Creek. As of December 31, 2019 and 2018, the GMDB reserve, including the impact of reinsurance, was $30.2 million and $34.7 million.

Property and Casualty Insurance Products

Property and casualty insurance products include service contract business, surety bonds, and guaranteed asset protection ("GAP"). Premiums and fees associated with service contracts and GAP products are recognized based on expected claim patterns. For all other products, premiums are generally recognized over the terms of the contract on a pro-rata basis. Commissions and fee income associated with other products are recognized as earned when the related services are provided to the customer. Unearned premium reserves are maintained for the portion of the premiums that is related to the unexpired period of the policy. Such reserves are computed by pro rata methods or methods related to anticipated claims. Benefit reserves are recorded when insured events occur. Benefit reserves include case basis reserves for known but unpaid claims as of the balance sheet date as well as incurred but not reported ("IBNR") reserves for claims where the insured event has occurred but has not been reported to the Company as of the balance sheet date. The case basis reserves and IBNR are calculated based on historical experience and on assumptions relating to claim severity and frequency, the level of used vehicle prices, and other factors. These assumptions are modified as necessary to reflect anticipated trends.

Effective January 1, 2018, the Company adopted Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers. In consideration of the amendments in this Update, the Company revised its recognition pattern for administrative fees associated with certain vehicle service and GAP products. Previously, these fees were recognized based on the work effort involved in satisfying the Company's contract obligations. The Company has recognized these fees on a claims occurrence basis in future periods. To reflect this change in accounting principle, the Company recorded a cumulative effect adjustment as of January 1, 2018 that resulted in a decrease in retained

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

earnings of $90.0 million. The pre-tax impact to each affected line item on the Company's financial statements is reflected in the table below:

	As of December 31, 2018
	As Reported	Previous Accounting Method
	(Dollars In Millions)
Financial Statement Line Item:
Balance Sheet
Deferred policy acquisition costs and value of business acquired	$3,026.3	$2,887.3
Other liabilities	$1,939.7	$1,683.3
	For The Year Ended December 31, 2018
	As Reported	Previous Accounting Method
	(Dollars In Millions)
Financial Statement Line Item:
Statements of Income
Other income	$321.0	$322.1
Amortization of deferred policy acquisition costs and value of business acquired	$226.1	$178.1
Other operating expenses, net of reinsurance ceded	$774.1	$825.1

Reinsurance

The Company uses reinsurance extensively in certain of its segments and accounts for reinsurance and the recognition of the impact of reinsurance costs in accordance with the ASC Financial Services — Insurance Topic. The following summarizes some of the key aspects of the Company's accounting policies for reinsurance.

Reinsurance Accounting Methodology — Ceded premiums of the Company's traditional life insurance products are treated as an offset to direct premium and policy fee revenue and are recognized when due to the assuming company. Ceded claims are treated as an offset to direct benefits and settlement expenses and are recognized when the claim is incurred on a direct basis. Ceded policy reserve changes are also treated as an offset to benefits and settlement expenses and are recognized during the applicable financial reporting period. Expense allowances paid by the assuming companies which are allocable to the current period are treated as an offset to other operating expenses. Since reinsurance treaties typically provide for allowance percentages that decrease over the lifetime of a policy, allowances in excess of the "ultimate" or final level allowance are capitalized. Amortization of capitalized reinsurance expense allowances representing recovery of acquisition costs is treated as an offset to direct amortization of DAC or VOBA. Amortization of deferred expense allowances is calculated as a level percentage of expected premiums in all durations given expected future lapses and mortality and accretion due to interest.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

The Company utilizes reinsurance on certain short duration insurance contracts (primarily issued through the Asset Protection segment). As part of these reinsurance transactions the Company receives reinsurance allowances which reimburse the Company for acquisition costs such as commissions and premium taxes. A ceding fee is also collected to cover other administrative costs and profits for the Company. As a component of reinsurance costs, reinsurance allowances are accounted for in accordance with the relevant provisions of ASC Financial Services — Insurance Topic, which state that reinsurance costs should be amortized over the contract period of the reinsurance if the contract is short-duration. Accordingly, reinsurance allowances received related to short-duration contracts are capitalized and charged to expense in proportion to premiums earned. Ceded unamortized acquisition costs are netted with direct unamortized acquisition costs in the balance sheet.

Ceded premiums and policy fees on the Company's fixed universal life ("UL"), VUL, bank-owned life insurance ("BOLI"), and annuity products reduce premiums and policy fees recognized by the Company. Ceded claims are treated as an offset to direct benefits and settlement expenses and are recognized when the claim is incurred on a direct basis. Ceded policy reserve changes are also treated as an offset to benefits and settlement expenses and are recognized during the applicable valuation period.

Since reinsurance treaties typically provide for allowance percentages that decrease over the lifetime of a policy, allowances in excess of the "ultimate" or final level allowance are capitalized. Amortization of capitalized reinsurance expense allowances are amortized based on future expected gross profits. Assumptions regarding mortality, lapses, and interest rates are continuously reviewed and may be periodically changed. These changes will result in "unlocking" that changes the balance in the ceded deferred acquisition cost and can affect the amortization of DAC and VOBA. Ceded unearned revenue liabilities are also amortized based on expected gross profits. Assumptions are based on the best current estimate of expected mortality, lapses and interest spread.

The Company has also assumed certain policy risks written by other insurance companies through reinsurance agreements. Premiums and policy fees as well as Benefits and settlement expenses include amounts assumed under reinsurance agreements and are net of reinsurance ceded. Assumed reinsurance is accounted for in accordance with ASC Financial Services — Insurance Topic.

Reinsurance Allowances — Long-Duration Contracts — Reinsurance allowances are intended to reimburse the ceding company for some portion of the ceding company's commissions, expenses, and taxes. The amount and timing of reinsurance allowances (both first year and renewal allowances) are contractually determined by the applicable reinsurance contract and do not necessarily bear a relationship to the amount and incidence of expenses actually paid by the ceding company in any given year.

Ultimate reinsurance allowances are defined as the lowest allowance percentage paid by the reinsurer in any policy duration over the lifetime of a universal life policy (or through the end of the level term period for a traditional life policy). Ultimate reinsurance allowances are determined during the negotiation of each reinsurance agreement and will differ between agreements.

The Company determines its "cost of reinsurance" to include amounts paid to the reinsurer (ceded premiums) net of amounts reimbursed by the reinsurer (in the form of allowances). As noted within ASC Financial Services — Insurance Topic, "The difference, if any, between amounts paid for a reinsurance contract and the amount of the liabilities for policy benefits relating to the underlying reinsured contracts is part of the estimated cost to be amortized". The Company's policy is to amortize

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

the cost of reinsurance over the life of the underlying reinsured contracts (for long-duration policies) in a manner consistent with the way in which benefits and expenses on the underlying contracts are recognized. For the Company's long-duration contracts, it is the Company's practice to defer reinsurance allowances as a component of the cost of reinsurance and recognize the portion related to the recovery of acquisition costs as a reduction of applicable unamortized acquisition costs in such a manner that net acquisition costs are capitalized and charged to expense in proportion to net revenue recognized. The remaining balance of reinsurance allowances are included as a component of the cost of reinsurance and those allowances which are allocable to the current period are recorded as an offset to operating expenses in the current period consistent with the recognition of benefits and expenses on the underlying reinsured contracts. This practice is consistent with the Company's practice of capitalizing direct expenses (e.g. commissions), and results in the recognition of reinsurance allowances on a systematic basis over the life of the reinsured policies on a basis consistent with the way in which acquisition costs on the underlying reinsured contracts would be recognized. In some cases reinsurance allowances allocable to the current period may exceed non-deferred direct costs, which may cause net other operating expenses (related to specific contracts) to be negative.

Amortization of Reinsurance Allowances — Reinsurance allowances do not affect the methodology used to amortize DAC and VOBA, or the period over which such DAC and VOBA are amortized. Reinsurance allowances offset the direct expenses capitalized, reducing the net amount that is capitalized. DAC and VOBA on traditional life policies are amortized based on the pattern of estimated gross premiums of the policies in force. Reinsurance allowances do not affect the gross premiums, so therefore they do not impact traditional life amortization patterns. DAC and VOBA on universal life products are amortized based on the pattern of estimated gross profits of the policies in force. Reinsurance allowances are considered in the determination of estimated gross profits, and therefore do impact amortization patterns.

Reinsurance Assets and Liabilities — Claim liabilities and policy benefits are calculated consistently for all policies, regardless of whether or not the policy is reinsured. Once the claim liabilities and policy benefits for the underlying policies are estimated, the amounts recoverable from the reinsurers are estimated based on a number of factors including the terms of the reinsurance contracts, historical payment patterns of reinsurance partners, and the financial strength and credit worthiness of reinsurance partners and recorded as Reinsurance receivables on the balance sheet. The reinsurance receivables as of the Merger date, were recorded in the balance sheet using current accounting policies and the most current assumptions. As of the Merger date, the Company also calculated the ceded VOBA associated with the reinsured policies. The reinsurance receivables combined with the associated ceded VOBA represent the fair value of the reinsurance assets as of the Merger date.

Liabilities for unpaid reinsurance claims are produced from claims and reinsurance system records, which contain the relevant terms of the individual reinsurance contracts. The Company monitors claims due from reinsurers to ensure that balances are settled on a timely basis. Incurred but not reported claims are reviewed to ensure that appropriate amounts are ceded.

The Company analyzes and monitors the credit worthiness of each of its reinsurance partners to minimize collection issues. For newly executed reinsurance contracts with reinsurance companies that do not meet predetermined standards, the Company requires collateral such as assets held in trusts or letters of credit.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

Components of Reinsurance Cost — The following income statement lines are affected by reinsurance cost:

Premiums and policy fees ("reinsurance ceded" on the Company's financial statements) represent consideration paid to the assuming company for accepting the ceding company's risks. Ceded premiums and policy fees increase reinsurance cost.

Benefits and settlement expenses include incurred claim amounts ceded and changes in ceded policy reserves. Ceded benefits and settlement expenses decrease reinsurance cost.

Amortization of deferred policy acquisition cost and VOBA reflects the amortization of capitalized reinsurance allowances representing recovery of acquisition costs. Ceded amortization decreases reinsurance cost.

Other expenses include reinsurance allowances paid by assuming companies to the Company less amounts representing recovery of acquisition costs. Reinsurance allowances decrease reinsurance cost.

The Company's reinsurance programs do not materially impact the other income line of the Company's income statement. In addition, net investment income generally has no direct impact on the Company's reinsurance cost. However, it should be noted that by ceding business to the assuming companies, the Company forgoes investment income on the reserves ceded to the assuming companies. Conversely, the assuming companies will receive investment income on the reserves assumed which will increase the assuming companies' profitability on business assumed from the Company.

Accounting Pronouncements Recently Adopted

ASU No. 2016-02 — Leases. The amendments in this Update address certain aspects of recognition, measurement, presentation, and disclosure of leases. The most significant change relates to the accounting model used by lessees. The Update requires all leases with terms greater than 12 months to be recorded on the balance sheet in the form of a lease asset and liability. The lease asset and liability are measured at the present value of the minimum lease payments less any upfront payments or fees. The amendments in the Update became effective for annual and interim periods beginning after December 15, 2018 on a modified retrospective basis. The Company recorded a cumulative effect adjustment as of the date of adoption, January 1, 2019, establishing a right of use asset and lease liability of $18.2 million on its consolidated balance sheet reflected in the property and equipment and other liabilities, net of accumulated depreciation line items, respectively.

ASU No. 2017-08 — Receivables — Nonrefundable Fees and Other Costs (Subtopic 310-20): Premium Amortization on Purchased Callable Debt Securities. The amendments in this Update require that premiums on callable debt securities be amortized to the first call date. This is a change from previous guidance, under which premiums are amortized to the maturity date of the security. The amendments became effective for annual and interim periods beginning after December 15, 2018. The Company recorded a cumulative effect adjustment as of the adoption date, January 1, 2019, resulting in a $50.8 million reduction to retained earnings, net of income tax.

ASU No. 2017-12 — Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities. The amendments in this Update are designed to permit hedge accounting to be applied to a broader range of hedging strategies as well as to more closely align hedge accounting

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

and risk management objectives. Specific provisions include requiring changes in the fair value of a hedging instrument be recorded in the same income statement line as the hedged item when it affects earnings. In addition, after a hedge has initially qualified as an effective hedge, the Update permits the use of a qualitative hedge effectiveness test in subsequent periods. The amendments in this Update became effective for annual and interim periods beginning after December 15, 2018 and early adoption is permitted. At adoption, January 1, 2019, this standard did not have an impact on the Company's operations or financial results.

Accounting Pronouncements Not Yet Adopted

ASU No. 2016-13 — Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments. The amendments in this Update introduce a new current expected credit loss ("CECL") model for certain financial assets, including mortgage loans and reinsurance receivables. The new model will not apply to debt securities classified as available-for-sale. For assets within the scope of the new model, an entity will recognize as an allowance against earnings its estimate of the contractual cash flows not expected to be collected on day one of the asset's acquisition. The allowance may be reversed through earnings if a security recovers in value. This differs from the current impairment model, which requires recognition of credit losses when they have been incurred and recognizes a security's subsequent recovery in value in other comprehensive income. The Update also makes targeted changes to the current impairment model for available-for-sale debt securities, which comprise the majority of the Company's invested assets. Similar to the CECL model, credit loss impairments will be recorded in an allowance against earnings that may be reversed for subsequent recoveries in value. The amendments in this Update, along with related amendments in ASU No. 2018-19, ASU No. 2019-04, and ASU No. 2019-11 — Codification Improvements to Topic 326, Financial Instruments-Credit Losses, are effective for annual and interim periods beginning after December 15, 2019 on a modified retrospective basis. A vendor-provided credit loss model will be used to measure the allowance for the majority of the Company's commercial mortgage loans and unfunded mortgage loan commitments, and the Company will use an internally-developed model to measure the allowance for amounts recoverable from reinsurers. The Company has completed the development and testing of the models to calculate the allowance for credit losses for these assets, and implemented new processes and controls with respect to the measurement and recognition of the allowance and related disclosures. Based on current estimates, the Company expects that the cumulative effect adjustment reported in its first quarter 2020 financial statements will reflect a reduction in retained earnings of approximately $172.0 million, excluding the offsetting impact to deferred taxes, DAC, VOBA, and other items.

ASU No. 2018-12 — Financial Services — Insurance (Topic 944): Targeted Improvements to Accounting for Long-Duration Contracts. The amendments in this Update are designed to make improvements to the existing recognition, measurement, presentation, and disclosure requirements for certain long-duration contracts issued by an insurance company. The new amendments require insurance entities to provide a more current measure of the liability for future policy benefits for traditional and limited-payment contracts by regularly refining the liability for actual past experience and updated future assumptions. This differs from current requirements where assumptions are locked-in at contract issuance for these contract types. In addition, the updated liability will be discounted using an upper-medium grade (low-credit-risk) fixed income instrument yield that reflects the characteristics of the liability which differs from currently used rates based on the invested assets supporting the

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

liability. In addition, the amendments introduce new requirements to assess market-based insurance contract options and guarantees for Market Risk Benefits and measure them at fair value. This Update also requires insurance entities to amortize deferred acquisition costs on a constant-level basis over the expected life of the contract. Finally this Update requires new disclosures including liability rollforwards and information about significant inputs, judgments, assumptions, and methods used in the measurement. The amendments in this Update were originally effective for periods beginning after December 15, 2020. However, in November 2019, the Financial Accounting Standards Board (the "FASB") issued ASU No. 2019-09 — Financial Services — Insurance (Topic 944): Effective Date which extended the implementation deadline by one year to periods beginning after December 15, 2021. The Company is currently reviewing its policies, processes, and applicable systems to determine the impact this standard will have on its operations and financial results.

ASU No. 2019-12 — Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The amendments in this Update remove certain exceptions to the general principles in Topic 740 related to intraperiod tax allocations, interim tax calculations, and outside basis differences. The amendments also clarify and amend guidance in certain other areas of Topic 740 in order to eliminate diversity in practice. The amendments in this Update are effective for public business entities in fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. The Company is reviewing its accounting policies and processes to ensure compliance with the revised guidance, upon adoption.

3.  SIGNIFICANT TRANSACTIONS

On May 1, 2018, The Lincoln National Life Insurance Company ("Lincoln Life") completed the acquisition (the "Closing") of Liberty Mutual Group Inc.'s ("Liberty Mutual") Group Benefits Business and Individual Life and Annuity Business (the "Liberty Individual Life Business") through the acquisition of all of the issued and outstanding capital stock of Liberty Life Assurance Company of Boston ("Liberty"). In connection with the Closing and pursuant to the Master Transaction Agreement, dated January 18, 2018 (the "Liberty Master Transaction Agreement") the Company and Protective Life and Annuity Insurance Company ("PLAIC"), a wholly owned subsidiary, entered into reinsurance agreements (the "Reinsurance Agreements") and related ancillary documents (including administrative services agreements and transition services agreements) providing for the reinsurance and administration of the Liberty Individual Life Business.

Pursuant to the Reinsurance Agreements, Liberty ceded to the Company and PLAIC the insurance policies related to the Life Business on a 100% coinsurance basis. The aggregate ceding commission for the reinsurance of the Life Business was $422.4 million, which is the purchase price.

All policies issued in states other than New York were ceded to the Company under a reinsurance agreement between Liberty and the Company, and all policies issued in New York were ceded to PLAIC under a reinsurance agreement between Liberty and PLAIC. The aggregate statutory reserves of Liberty ceded to the Company and PLAIC as of the closing of the Transaction were approximately $13.2 billion, which amount was based on initial estimates. The final reserve amount determined on a GAAP basis, as adjusted during the measurement period, was $13.7 billion. Pursuant to the terms of the Liberty Reinsurance Agreements, each of the Company and PLAIC are required to maintain assets in trust for the benefit of Liberty to secure their respective obligations to Liberty under the Liberty

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.  SIGNIFICANT TRANSACTIONS — (Continued)

Reinsurance Agreements. The trust accounts were initially funded by each of the Company and PLAIC principally with the investment assets that were received from Liberty. Additionally, the Company and PLAIC have each agreed to provide, on behalf of Liberty, administration and policyholder servicing of the Life Business reinsured by it pursuant to administrative services agreements between Liberty and each of the Company and PLAIC.

The terms of the Reinsurance Agreements resulted in an acquisition of the Life Business by the Company in accordance with ASC Topic 805, Business Combinations.

The following table details the purchase consideration and allocation of assets acquired and liabilities assumed from the Life Business reinsurance transaction as of the transaction date.

Fair Value As of May 1, 2018
(Dollars in Thousands)
Assets
Fixed maturities	$12,588,512
Mortgage loans	435,405
Policy loans	131,489
Total investments	13,155,406
Cash	38,457
Accrued investment income	152,030
Reinsurance receivables	272
Value of business acquired	374,739
Other assets	916
Total assets	$13,721,820
Liabilities
Future policy benefits and claims	$11,750,196
Unearned premiums	—
Total policy liabilities and accruals	11,750,196
Annuity account balances	1,864,141
Other policyholders' funds	41,936
Other liabilities	65,547
Total liabilities	13,721,820
Net assets acquired	$—

The following unaudited pro forma condensed consolidated results of operations assumes that the aforementioned transactions of the Life Business were completed as of January 1, 2017. The unaudited pro forma condensed results of operations are presented solely for information purposes

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.  SIGNIFICANT TRANSACTIONS — (Continued)

and are not necessarily indicative of the consolidated condensed results of operations that might have been achieved had the transaction been completed as of the date indicated:

	Unaudited For The Year Ended December 31,
	2018	2017
	(Dollars In Thousands)
Revenue	$5,082,755	$5,548,132
Net income	240,071	1,309,876

The amount of revenue and income before income tax of the Life Business since the transaction date, May 1, 2018, included in the consolidated statements of income for the year ended December 31, 2018, amounted to $578.0 million and $49.8 million, respectively. Also, included in the income before income tax for the year ended December 31, 2018, is approximately $5.5 million of non-recurring transaction costs.

Great-West Life & Annuity Insurance Company

On January 23, 2019, the Company entered into a Master Transaction Agreement (the "GWL&A Master Transaction Agreement") with Great-West Life & Annuity Insurance Company ("GWL&A"), Great-West Life & Annuity Insurance Company of New York ("GWL&A of NY"), The Canada Life Assurance Company ("CLAC") and The Great-West Life Assurance Company ("GWL" and, together with GWL&A, GWL&A of NY and CLAC, the "Sellers"), pursuant to which the Company will acquire via reinsurance (the "Transaction") substantially all of the Sellers' individual life insurance and annuity business (the "GW Individual Life Business").

On June 3, 2019, the Company and PLAIC completed the Transaction (the "GWL&A Closing"). Pursuant to the GWL&A Master Transaction Agreement, the Company and PLAIC entered into reinsurance agreements (the "GWL&A Reinsurance Agreements") and related ancillary documents at the GWL&A Closing. On the terms and subject to the conditions of the GWL&A Reinsurance Agreements, the Sellers ceded to the Company and PLAIC, effective as of the date of the GWL&A Closing, substantially all of the insurance policies related to the Individual Life Business on a 100% indemnity basis net of reinsurance recoveries. The aggregate ceding commission for the reinsurance of the Individual Life Business paid at the GWL&A Closing was $765.7 million, which amount is subject to adjustment in accordance with the GWL&A Master Transaction Agreement. All policies issued in states other than New York were ceded to the Company under reinsurance agreements between the applicable Seller and the Company, and all policies issued in New York were ceded to PLAIC under a reinsurance agreement between GWL&A of NY and PLAIC. The aggregate statutory reserves of the Sellers ceded to the Company and PLAIC as of the GWL&A Closing were approximately $20.4 billion, which amount was based on initial estimates and is subject to adjustment following the GWL&A Closing. To support its obligations under the GWL&A Reinsurance Agreements, the Company established trust accounts for the benefit of GWL&A, CLAC and GWL, and PLAIC established a trust account for the benefit of GWL&A of NY. The Sellers retained a block of participating policies, which will be administered by PLC.

As of the purchase date, the Company recorded an estimate in the amount of $49.5 million related to contingent consideration. The final ceding commission will be adjusted based on any changes in

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.  SIGNIFICANT TRANSACTIONS — (Continued)

contingent consideration. These amounts are accrued within other liabilities in the Company's consolidated condensed balance sheet.

The contingent consideration is comprised of a holdback provision and a post-closing sales adjustment. The holdback amount is related to the performance of certain blocks of business for a specified period of time after the close of the transaction. The range of amounts payable to Great West under this provision is $0 — $40 million. The Company established a liability of $37.6 million as of the transaction date, which represents the Company's best estimate of the present value of future payments.

Great West is also entitled to a payment for certain post-closing sales occurring between June 1, 2019 and December 31, 2019. The liability as of December 31, 2019 was $0.5 million, which represents the Company's best estimate of the present value of future payments.

The GWL&A Master Transaction Agreement and other transaction documents contain certain customary representations and warranties made by each of the parties, and certain customary covenants regarding the Sellers and the Individual Life Business, and provide for indemnification, among other things, for breaches of those representations, warranties, and covenants. The terms of the GWL&A Reinsurance Agreements resulted in an acquisition of the Individual Life Business by PLC in accordance with ASC Topic 805, Business Combinations.

The following table details the preliminary allocation of assets acquired and liabilities assumed from the Individual Life Business reinsurance transaction as of the date of the GWL&A Closing. The Company has not completed the process of determining the fair value of assets acquired and liabilities assumed, but will do so in the twelve month measurement period subsequent to the date of the GWL&A Closing. These estimates are provisional and subject to adjustment. Any adjustments to these fair value estimates will be reflected, retroactively, as of the date of the acquisition, and may result in adjustments to the value of business acquired.

Fair Value As of June 1, 2019
(Dollars In Thousands)
Assets
Fixed maturities	$8,697,966
Mortgage loans	1,386,228
Policy loans	44,002
Other long-term investments	1,521,965
Total investments	11,650,161
Cash	34,835
Accrued investment income	101,452
Accounts and premiums receivable	62
Premium due and deferred	1,642
Value of business acquired	514,124
Other intangibles	21,300
Other assets	5,525
Assets related to separate accounts	9,583,217
Total assets	$21,912,318

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.  SIGNIFICANT TRANSACTIONS — (Continued)

Fair Value As of June 1, 2019
(Dollars In Thousands)
Liabilities
Future policy benefits and claims	$11,000,822
Annuity account balances	220,064
Other policyholders' funds	220,117
Other liabilities	75,456
Liabilities related to separate accounts	9,583,217
Total liabilities	21,099,676
Net assets acquired	$812,642

Assets related to separate accounts and liabilities related to separate accounts represent amounts receivable and payable for variable annuity and variable universal life products reinsured on a modified co-insurance basis.

The following unaudited pro forma condensed consolidated results of operations assumes that the aforementioned transactions of the Individual Life Business were completed as of January 1, 2018. The unaudited pro forma condensed results of operations are presented solely for information purposes and are not necessarily indicative of the consolidated condensed results of operations that might have been achieved had the transaction been completed as of the date indicated:

	Unaudited For The Year Ended December 31,
	2019	2018
	(Dollars In Thousands)
Revenue	$6,322,962	$5,592,419
Net income	570,079	253,238

The amount of revenue and income before income tax of the GW Individual Life Business since the transaction date, June 1, 2019, included in the consolidated statements of income for the year ended December 31, 2019, amounted to $539.8 million and $98.8 million, respectively. The Company incurred approximately $12.2 million of non-recurring transaction costs for the year ended December 31, 2019.

Intangible assets recognized by the Company included the following (excluding goodwill):

	Estimated Fair Value on Acquisition Date	Estimated Useful Life
	(Dollars In Thousands)	(In Years)
Distribution relationships	$15,000	18
Technology	6,300	10
Total intangible assets	$21,300

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.  SIGNIFICANT TRANSACTIONS — (Continued)

Amortizable intangible assets will be amortized on a straight line basis over their assigned useful lives. The following is a schedule of future estimated aggregate amortization expense:

Year	Amount
(Dollars In Thousands)
2020	$1,463
2021	1,463
2022	1,463
2023	1,463
2024	1,463

Based on the balance recorded as of June 1, 2019, the expected amortization of value of business acquired ("VOBA") for the next five years is as follows:

Year	Amount
(Dollars In Thousands)
2020	$(19,741)
2021	(12,153)
2022	(5,090)
2023	1,143
2024	6,184

VOBA is calculated at a product level and can either be positive or negative depending on the underlying fair values of the associated product lines. VOBA is amortized in accordance with ASC 944-805-35-1, which requires that the amortization should be on a basis consistent with the related reinsurance liability. As such, the net amortization related to a specific transaction in a given year can be either positive or negative as amortization patterns differ between the product lines.

4.  MONY CLOSED BLOCK OF BUSINESS

In 1998, MONY Life Insurance Company ("MONY") converted from a mutual insurance company to a stock corporation ("demutualization"). In connection with its demutualization, an accounting mechanism known as a closed block (the "Closed Block") was established for certain individuals' participating policies in force as of the date of demutualization. Assets, liabilities, and earnings of the Closed Block are specifically identified to support its participating policyholders. The Company acquired the Closed Block in conjunction with the acquisition of MONY in 2013.

Assets allocated to the Closed Block inure solely to the benefit of each Closed Block's policyholders and will not revert to the benefit of MONY or the Company. No reallocation, transfer, borrowing or lending of assets can be made between the Closed Block and other portions of MONY's general account, any of MONY's separate accounts or any affiliate of MONY without the approval of the Superintendent of The New York State Department of Financial Services (the "Superintendent"). Closed Block assets and liabilities are carried on the same basis as similar assets and liabilities held in the general account.

The excess of Closed Block liabilities over Closed Block assets (adjusted to exclude the impact of related amounts in AOCI) at the acquisition date of October 1, 2013, represented the estimated maximum future post-tax earnings from the Closed Block that would be recognized in income from continuing operations over the period the policies and contracts in the Closed Block remain in force. In

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.  MONY CLOSED BLOCK OF BUSINESS — (Continued)

connection with the acquisition of MONY, the Company developed an actuarial calculation of the expected timing of MONY's Closed Block's earnings as of October 1, 2013. Pursuant to the acquisition of the Company by Dai-ichi Life, this actuarial calculation of the expected timing of MONY's Closed Block earnings was recalculated and reset as February 1, 2015, along with the establishment of a policyholder dividend obligation as of such date.

If the actual cumulative earnings from the Closed Block are greater than the expected cumulative earnings, only the expected earnings will be recognized in the Company's net income. Actual cumulative earnings in excess of expected cumulative earnings at any point in time are recorded as a policyholder dividend obligation because they will ultimately be paid to Closed Block policyholders as an additional policyholder dividend, unless offset by future performance that is less favorable than originally expected. If a policyholder dividend obligation has been previously established and the actual Closed Block earnings in a subsequent period are less than the expected earnings for that period, the policyholder dividend obligation would be reduced (but not below zero). If, over the period the policies and contracts in the Closed Block remain in force, the actual cumulative earnings of the Closed Block are less than the expected cumulative earnings, only actual earnings would be recognized in income from continuing operations. If the Closed Block has insufficient funds to make guaranteed policy benefit payments, such payments will be made from assets outside the Closed Block.

Many expenses related to Closed Block operations, including amortization of VOBA, are charged to operations outside of the Closed Block; accordingly, net revenues of the Closed Block do not represent the actual profitability of the Closed Block operations. Operating costs and expenses outside of the Closed Block are, therefore, disproportionate to the business outside of the Closed Block.

Summarized financial information for the Closed Block as of December 31, 2019 and December 31, 2018 and is as follows:

	As of December 31,
	2019	2018
	(Dollars In Thousands)
Closed block liabilities
Future policy benefits, policyholders' account balances and other policyholder liabilities	$5,836,815	$5,679,732
Policyholder dividend obligation	278,505	—
Other liabilities	11,247	22,505
Total closed block liabilities	6,126,567	5,702,237
Closed block assets
Fixed maturities, available-for-sale, at fair value	4,682,731	4,257,437
Mortgage loans on real estate	72,829	75,838
Policy loans	640,134	672,213
Cash and other invested assets	44,877	116,225
Other assets	107,177	136,388
Total closed block assets	5,547,748	5,258,101

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.  MONY CLOSED BLOCK OF BUSINESS — (Continued)

	As of December 31,
	2019	2018
	(Dollars In Thousands)
Excess of reported closed block liabilities over closed block assets	$578,819	$444,136
Portion of above representing accumulated other comprehensive income:
Net unrealized investments gains (losses) net of policyholder dividend obligation: $167,285 and $(141,128); and net of income tax: $(35,130) and $61,676	—	(120,528)
Future earnings to be recognized from closed block assets and closed block liabilities	$578,819	$323,608

Reconciliation of the policyholder dividend obligation is as follows:

	For The Year Ended December 31,
	2019	2018
	(Dollars In Thousands)
Policyholder dividend obligation, beginning balance	$—	$160,712
Applicable to net revenue (losses)	(29,908)	(33,014)
Change in net unrealized investment gains (losses) allocated to policyholder dividend obligation	308,413	(127,698)
Policyholder dividend obligation, ending balance	$278,505	$—

Closed Block revenues and expenses were as follows:

	For The Year Ended December 31,
	2019	2018	2017
	(Dollars In Thousands)
Revenues
Premiums and other income	$162,288	$171,117	$180,097
Net investment income	206,523	202,282	203,964
Net investment gains	(1,603)	(1,970)	910
Total revenues	367,208	371,429	384,971
Benefits and other deductions
Benefits and settlement expenses	336,736	337,352	335,200
Other operating expenses	1,161	714	1,940
Total benefits and other deductions	337,897	338,066	337,140
Net revenues before income taxes	29,311	33,363	47,831
Income tax expense	6,081	7,006	27,718
Net revenues	$23,230	$26,357	$20,113

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.  INVESTMENT OPERATIONS

Investment income is recognized when earned, net of applicable management or other fees. Investment income on fixed maturity securities includes coupon interest, amortization of any premium and accretion of any discount. Investment income on equity securities includes dividend income and preferred coupons interest.

Investment income on mortgage-backed and asset-backed securities is initially based upon yield, cash flow and prepayment assumptions at the date of purchase. Subsequent revisions in those assumptions are recorded using the retrospective or prospective method. Under the retrospective method used primarily for mortgage-backed and asset-backed securities of high credit quality which cannot be contractually prepaid in such a manner that we would not recover a substantial portion of the initial investment, amortized cost of the security is adjusted to the amount that would have existed had the revised assumptions been in place at the date of purchase. The adjustments to amortized cost are recorded as a charge or credit to net investment income. Under the prospective method, which is used for all other mortgage-backed and asset-backed securities, future cash flows are estimated and interest income is recognized going forward using the new internal rate of return.

Major categories of net investment income are summarized as follows:

	For The Year Ended December 31,
	2019	2018	2017
	(Dollars In Thousands)
Fixed maturities	$2,465,902	$2,043,183	$1,610,768
Equity securities	30,647	35,282	40,506
Mortgage loans	388,656	322,206	298,387
Investment real estate	1,045	1,778	2,405
Short-term investments	118,172	103,676	114,280
	3,004,422	2,506,125	2,066,346
Investment expenses	185,592	167,223	143,290
Net investment income	$2,818,830	$2,338,902	$1,923,056

Realized investment gains (losses) includes realized gains and losses from the sales of investments, write-downs for other-than-temporary impairments of investments, changes in fair value of equity securities, certain derivative and embedded derivative gains and losses, gains and losses on reinsurance-related embedded derivatives and trading securities. Realized gains and losses on investments are calculated on the basis of specific identification on the trade date.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.  INVESTMENT OPERATIONS — (Continued)

Net realized investment gains (losses) for all other investments are summarized as follows:

	For The Year Ended December 31,
	2019	2018	2017
	(Dollars In Thousands)
Fixed maturities	$47,711	$9,851	$12,783
Equity securities gains and losses(1)	46,989	(49,275)	(2,330)
Modco trading portfolio	247,331	(185,900)	119,206
Other investments	967	2,048	(8,572)
Realized gains (losses) — all other investments	342,998	(223,276)	121,087
Realized gains (losses) — derivatives	(131,459)	79,097	(137,041)
Realized investment gains (losses)	$211,539	$(144,179)	$(15,954)
Net impairment losses recognized in earnings	$(34,453)	$(29,724)	$(9,112)

(1)  Beginning January 1, 2018, all changes in the fair value of equity securities are recorded as a realized gain (loss) as a result of the adoption of ASU No. 2016-01.

Gross realized gains and gross realized losses on investments available-for-sale (fixed maturities and short-term investments) are as follows:

	For The Year Ended December 31,
	2019	2018	2017
	(Dollars In Thousands)
Gross realized gains	$61,608	$28,034	$18,868
Gross realized losses:
Impairments losses	$(34,453)	$(29,724)	$(9,112)
Other realized losses	$(13,897)	$(18,183)	$(8,257)

The chart below summarizes the fair value proceeds and the gains (losses) realized on securities the Company sold that were in an unrealized gain position and an unrealized loss position.

	For The Year Ended December 31,
	2019	2018	2017
	(Dollars In Thousands)
Securities in an unrealized gain position:
Fair value proceeds	$2,511,764	$1,291,826	$879,181
Gains realized	$61,608	$28,034	$18,868
Securities in an unrealized loss position(1):
Fair value proceeds	$542,733	$472,371	$185,157
Losses realized	$(13,897)	$(18,183)	$(8,257)

(1)  The Company made the decision to exit these holdings in conjunction with its overall asset liability management process.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.  INVESTMENT OPERATIONS — (Continued)

The chart below summarizes the realized gains (losses) on equity securities sold during the period and equity securities still held at the reporting date.

	For The Year Ended December 31,
	2019	2018
	(Dollars In Thousands)
Net gains (losses) recognized during the period on equity securities	$46,989	$(49,275)
Less: net gains (losses) recognized on equity securities sold during the period	$(3,225)	$(6,165)
Gains (losses) recognized during the period on equity securities still held	$50,214	$(43,110)

The amortized cost and fair value of the Company's investments classified as available-for-sale are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Total OTTI Recognized in OCI(1)
	(Dollars In Thousands)
As of December 31, 2019
Fixed maturities:
Residential mortgage-backed securities	$5,812,170	$125,493	$(6,322)	$5,931,341	$—
Commercial mortgage-backed securities	2,588,575	54,385	(3,292)	2,639,668	—
Other asset-backed securities	1,764,120	32,041	(14,926)	1,781,235	(7)
U.S. government-related securities	1,032,048	5,664	(5,316)	1,032,396	—
Other government-related securities	548,136	51,024	(1,991)	597,169	—
States, municipals, and political subdivisions	4,415,008	225,072	(1,230)	4,638,850	1,236
Corporate securities	44,493,799	2,603,636	(288,334)	46,809,101	(34,580)
Redeemable preferred stocks	87,237	3,677	(4,249)	86,665	—
	60,741,093	3,100,992	(325,660)	63,516,425	(33,351)
Short-term investments	1,229,651	—	—	1,229,651	—
	$61,970,744	$3,100,992	$(325,660)	$64,746,076	$(33,351)

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.  INVESTMENT OPERATIONS — (Continued)

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Total OTTI Recognized in OCI(1)
	(Dollars In Thousands)
As of December 31, 2018
Fixed maturities:
Residential mortgage-backed securities	$3,641,678	$23,248	$(61,935)	$3,602,991	$(18)
Commercial mortgage-backed securities	2,319,476	3,911	(57,000)	2,266,387	—
Other asset-backed securities	1,410,059	17,232	(35,398)	1,391,893	—
U.S. government-related securities	1,658,433	1,794	(45,722)	1,614,505	—
Other government-related securities	543,534	4,292	(33,790)	514,036	—
States, municipals, and political subdivisions	3,682,037	25,706	(118,902)	3,588,841	876
Corporate securities	38,467,380	112,438	(2,378,240)	36,201,578	(29,685)
Redeemable preferred stocks	94,362	—	(11,560)	82,802	—
	51,816,959	188,621	(2,742,547)	49,263,033	(28,827)
Short-term investments	635,375	—	—	635,375	—
	$52,452,334	$188,621	$(2,742,547)	$49,898,408	$(28,827)

(1)  These amounts are included in the gross unrealized gains and gross unrealized losses columns above.

The Company holds certain investments pursuant to certain modified coinsurance ("Modco") arrangements. The fixed maturities, equity securities, and short-term investments held as part of these arrangements are classified as trading securities. The fair value of the investments held pursuant to these Modco arrangements are as follows:

	As of December 31,
	2019	2018
	(Dollars In Thousands)
Fixed maturities:
Residential mortgage-backed securities	$209,521	$241,836
Commercial mortgage-backed securities	201,284	188,925
Other asset-backed securities	143,361	159,907
U.S. government-related securities	47,067	59,794
Other government-related securities	28,775	44,207
States, municipals, and political subdivisions	293,791	286,413
Corporate securities	1,590,936	1,423,833
Redeemable preferred stocks	12,832	11,277
	2,527,567	2,416,192
Equity securities	6,656	9,892
Short-term investments	91,213	30,926
	$2,625,436	$2,457,010

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.  INVESTMENT OPERATIONS — (Continued)

The amortized cost and fair value of available-for-sale and held-to-maturity fixed maturities as of December 31, 2019, by expected maturity, are shown below. Expected maturities of securities without a single maturity date are allocated based on estimated rates of prepayment that may differ from actual rates of prepayment.

	Available-for-sale		Held-to-maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Dollars In Thousands)
Due in one year or less	$1,833,383	$1,832,073	$—	$—
Due after one year through five years	10,513,141	10,732,319	—	—
Due after five years through ten years	13,423,688	14,018,121	—	—
Due after ten years	34,970,881	36,933,912	2,823,881	3,025,790
	$60,741,093	$63,516,425	$2,823,881	$3,025,790

The chart below summarizes the Company's other-than-temporary impairments of investments. All of the impairments were related to fixed maturities or equity securities.

	Fixed Maturities	Equity Securities	Total Securities
	(Dollars In Thousands)
For The Year Ended December 31, 2019
Other-than-temporary impairments	$(67,161)	$—	$(67,161)
Non-credit impairment losses recorded in other comprehensive income	32,708	—	32,708
Net impairment losses recognized in earnings	$(34,453)	$—	$(34,453)
For The Year Ended December 31, 2018
Other-than-temporary impairments	$(56,578)	$—	$(56,578)
Non-credit impairment losses recorded in other comprehensive income	26,854	—	26,854
Net impairment losses recognized in earnings	$(29,724)	$—	$(29,724)
For The Year Ended December 31, 2017
Other-than-temporary impairments	$(1,332)	$—	$(1,332)
Non-credit impairment losses recorded in other comprehensive income	(7,780)	—	(7,780)
Net impairment losses recognized in earnings	$(9,112)	$—	$(9,112)

There were no other-than-temporary impairments related to fixed maturities or equity securities that the Company intended to sell or expected to be required to sell for the years ended December 31, 2019, 2018, and 2017.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.  INVESTMENT OPERATIONS — (Continued)

The following chart is a rollforward of available-for-sale credit losses on fixed maturities held by the Company for which a portion of an other-than-temporary impairment was recognized in other comprehensive income (loss):

	For The Year Ended December 31,
	2019	2018	2017
	(Dollars In Thousands)
Beginning balance	$24,868	$3,268	$12,685
Additions for newly impaired securities	30,299	24,858	734
Additions for previously impaired securities	3,553	12	3,175
Reductions for previously impaired securities due to a change in expected cash flows	(21,332)	—	(12,726)
Reductions for previously impaired securities that were sold in the current period	(7,294)	(3,270)	(600)
Ending balance	$30,094	$24,868	$3,268

The following table includes the gross unrealized losses and fair value of the Company's investments that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2019:

	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
	(Dollars In Thousands)
Residential mortgage- backed securities	$851,333	$(4,231)	$220,843	$(2,091)	$1,072,176	$(6,322)
Commercial mortgage- backed securities	371,945	(1,721)	115,566	(1,571)	487,511	(3,292)
Other asset-backed securities	482,547	(6,516)	214,058	(8,410)	696,605	(14,926)
U.S. government-related securities	383,451	(3,373)	353,517	(1,943)	736,968	(5,316)
Other government-related securities	22,962	(669)	6,230	(1,322)	29,192	(1,991)
States, municipalities, and political subdivisions	56,470	(1,001)	12,907	(229)	69,377	(1,230)
Corporate securities	3,176,489	(68,289)	2,886,648	(220,045)	6,063,137	(288,334)
Redeemable preferred stocks	—	—	16,689	(4,249)	16,689	(4,249)
	$5,345,197	$(85,800)	$3,826,458	$(239,860)	$9,171,655	$(325,660)

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.  INVESTMENT OPERATIONS — (Continued)

RMBS and CMBS had gross unrealized losses greater than twelve months of $2.1 million and $1.6 million, respectively, as of December 31, 2019. Factors such as the credit enhancement within the deal structure, the average life of the securities, and the performance of the underlying collateral support the recoverability of these investments.

The other asset-backed securities have a gross unrealized loss greater than twelve months of $8.4 million as of December 31, 2019. This category predominately includes student-loan backed auction rate securities, the underlying collateral, of which is at least 97% guaranteed by the Federal Family Education Loan Program ("FFELP"). At this time, the Company has no reason to believe that the U.S. Department of Education would not honor the FFELP guarantee, if it were necessary.

The U.S. government-related securities and the other government-related securities had gross unrealized losses greater than twelve months of $1.9 million and $1.3 million as of December 31, 2019, respectively. These declines were related to changes in interest rates.

The states, municipalities, and political subdivisions categories had gross unrealized losses greater than twelve months of $0.2 million as of December 31, 2019. The aggregate decline in fair value of these securities was deemed temporary due to positive factors supporting the recoverability of the respective investments. Positive factors considered include credit ratings, the financial health of the issuer, the continued access of the issuer to capital markets, and other pertinent information.

The corporate securities category has gross unrealized losses greater than twelve months of $220.0 million as of December 31, 2019. The aggregate decline in fair value of these securities was deemed temporary due to positive factors supporting the recoverability of the respective investments. Positive factors considered include credit ratings, the financial health of the issuer, the continued access of the issuer to capital markets, interest rate movement, and other pertinent information.

As of December 31, 2019, the Company had a total of 876 positions that were in an unrealized loss position, but the Company does not consider these unrealized loss positions to be other-than-temporary. This is based on the aggregate factors discussed previously and because the Company has the ability and intent to hold these investments until the fair values recover, and the Company does not intend to sell or expect to be required to sell the securities before recovering the Company's amortized cost of the securities.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.  INVESTMENT OPERATIONS — (Continued)

The following table includes the gross unrealized losses and fair value of the Company's investments that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2018:

	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
	(Dollars In Thousands)
Residential mortgage- backed securities	$1,485,009	$(31,302)	$795,765	$(30,633)	$2,280,774	$(61,935)
Commercial mortgage- backed securities	419,420	(7,398)	1,405,690	(49,602)	1,825,110	(57,000)
Other asset- backed securities	687,271	(30,963)	148,871	(4,435)	836,142	(35,398)
U.S. government- related securities	130,290	(4,668)	1,085,654	(41,054)	1,215,944	(45,722)
Other government- related securities	224,273	(15,207)	131,569	(18,583)	355,842	(33,790)
States, municipalities, and political subdivisions	1,004,262	(27,180)	1,129,152	(91,722)	2,133,414	(118,902)
Corporate securities	18,225,656	(966,825)	12,824,024	(1,411,415)	31,049,680	(2,378,240)
Redeemable preferred stocks	41,147	(4,467)	41,655	(7,093)	82,802	(11,560)
	$22,217,328	$(1,088,010)	$17,562,380	$(1,654,537)	$39,779,708	$(2,742,547)

As of December 31, 2019, the Company had securities in its available-for-sale portfolio which were rated below investment grade with a fair value of $1.6 billion and had an amortized cost of $1.7 billion. In addition, included in the Company's trading portfolio, the Company held $124.4 million of securities which were rated below investment grade. Approximately $227.0 million of the below investment grade securities held by the Company were not publicly traded.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.  INVESTMENT OPERATIONS — (Continued)

The change in unrealized gains (losses), net of income tax, on fixed maturities classified as available-for-sale is summarized as follows:

	For The Year Ended December 31,
	2019	2018	2017
	(Dollars In Thousands)
Fixed maturities	$4,210,114	$(2,032,573)	$1,083,865

The amortized cost and fair value of the Company's investments classified as held-to-maturity as of December 31, 2019 and 2018, are as follows:

	Amortized Cost	Gross Unrecognized Holding Gains	Gross Unrecognized Holding Losses	Fair Value	Total OTTI Recognized in OCI
	(Dollars In Thousands)
As of December 31, 2019
Fixed maturities:
Securities issued by affiliates:
Red Mountain LLC	$795,881	$81,022	$—	$876,903	$—
Steel City LLC	2,028,000	120,887	—	2,148,887	—
	$2,823,881	$201,909	$—	$3,025,790	$—
As of December 31, 2018
Fixed maturities:
Securities issued by affiliates:
Red Mountain LLC	$750,474	$—	$(81,657)	$668,817	$—
Steel City LLC	1,883,000	—	(4,607)	1,878,393	—
	$2,633,474	$—	$(86,264)	$2,547,210	$—

During the years ended December 31, 2019, 2018, and 2017, the Company did not record any other-than-temporary impairments on held-to-maturity securities.

The Company's held-to-maturity securities had $201.9 million of gross unrecognized holding gains as of December 31, 2019. These held-to-maturity securities are issued by affiliates of the Company which are considered VIE's. The Company is not the primary beneficiary of these entities and thus the securities are not eliminated in consolidation. These securities are collateralized by non-recourse funding obligations issued by captive insurance companies that are affiliates of the Company.

The Company's held-to-maturity securities had $86.3 million of gross unrecognized holding losses as of December 31, 2018. The Company does not consider these unrecognized holding losses to be other-than-temporary based on certain positive factors associated with the securities which include credit ratings of the guarantor, financial health of the issuer and guarantor, continued access of the issuer to capital markets and other pertinent information.

The Company held $155.1 million and $140.5 million of non-income producing securities for the year ended December 31, 2019 and 2018, respectively.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.  INVESTMENT OPERATIONS — (Continued)

Included in the Company's invested assets are $1.7 billion of policy loans as of December 31, 2019. The interest rates on standard policy loans range from 3.0% to 8.0%. The collateral loans on life insurance policies have an interest rate of 13.64%.

Variable Interest Entities

The Company holds certain investments in entities in which its ownership interests could possibly be considered variable interests under Topic 810 of the FASB ASC (excluding debt and equity securities held as trading, available for sale, or held to maturity). The Company reviews the characteristics of each of these applicable entities and compares those characteristics to applicable criteria to determine whether the entity is a Variable Interest Entity ("VIE"). If the entity is determined to be a VIE, the Company then performs a detailed review to determine whether the interest would be considered a variable interest under the guidance. The Company then performs a qualitative review of all variable interests with the entity and determines whether the Company is the primary beneficiary. ASC 810 provides that an entity is the primary beneficiary of a VIE if the entity has 1) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance, and 2) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE.

Based on this analysis, the Company had an interest in one wholly owned subsidiary, Red Mountain, LLC ("Red Mountain"), that was determined to be a VIE as of December 31, 2019 and 2018.

The activity most significant to Red Mountain is the issuance of a note in connection with a financing transaction involving Golden Gate V Vermont Captive Insurance Company ("Golden Gate V") and the Company in which Golden Gate V issued non-recourse funding obligations to Red Mountain and Red Mountain issued the note to Golden Gate V. Credit enhancement on the Red Mountain Note is provided by an unrelated third party. For details of this transaction, see Note 14, Debt and Other Obligations. The Company has the power, via its 100% ownership, to direct the activities of the VIE, but does not have the obligation to absorb losses related to the primary risks or sources of variability to the VIE. The variability of loss would be borne primarily by the third party in its function as provider of credit enhancement on the Red Mountain Note. Accordingly, it was determined that the Company is not the primary beneficiary of the VIE. The Company's risk of loss related to the VIE is limited to its investment of $10,000. Additionally, PLC, the holding company, has guaranteed Red Mountain's payment obligation for the credit enhancement fee to the unrelated third party provider. As of December 31, 2019, no payments have been made or required related to this guarantee.

6.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company determined the fair value of its financial instruments based on the fair value hierarchy established in FASB guidance referenced in the Fair Value Measurements and Disclosures Topic which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The Company has adopted the provisions from the FASB guidance that is referenced in the Fair Value Measurements and Disclosures Topic for non-financial assets and liabilities (such as property and equipment, goodwill, and other intangible assets) that are required to be measured at fair value on a periodic basis. The effect on the Company's periodic fair value measurements for non-financial assets and liabilities was not material.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.  FAIR VALUE OF FINANCIAL INSTRUMENTS — (Continued)

The Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three level hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the consolidated balance sheets are categorized as follows:

•  Level 1: Unadjusted quoted prices for identical assets or liabilities in an active market.

•  Level 2: Quoted prices in markets that are not active or significant inputs that are observable either directly or indirectly. Level 2 inputs include the following:

a)  Quoted prices for similar assets or liabilities in active markets;

b)  Quoted prices for identical or similar assets or liabilities in non-active markets;

c)  Inputs other than quoted market prices that are observable; and

d)  Inputs that are derived principally from or corroborated by observable market data through correlation or other means.

•  Level 3: Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management's own estimates about the assumptions a market participant would use in pricing the asset or liability.

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2019:

	Measurement Category	Level 1	Level 2	Level 3	Total
	(Dollars In Thousands)
Assets:
Fixed maturity securities — available-for-sale Residential mortgage-backed securities	4	$—	$5,931,341	$—	$5,931,341
Commercial mortgage-backed securities	4	—	2,629,639	10,029	2,639,668
Other asset-backed securities	4	—	1,360,016	421,219	1,781,235
U.S. government-related securities	4	662,581	369,815	—	1,032,396
State, municipalities, and political subdivisions	4	—	4,638,850	—	4,638,850
Other government-related securities	4	—	597,169	—	597,169
Corporate securities	4	—	45,435,387	1,373,714	46,809,101
Redeemable preferred stocks	4	69,976	16,689	—	86,665
Total fixed maturity securities — available-for-sale		732,557	60,978,906	1,804,962	63,516,425

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.  FAIR VALUE OF FINANCIAL INSTRUMENTS — (Continued)

	Measurement Category		Level 1	Level 2	Level 3	Total
	(Dollars In Thousands)
Fixed maturity securities — trading Residential mortgage-backed securities	3		$—	$209,521	$—	$209,521
Commercial mortgage-backed securities	3		—	201,284	—	201,284
Other asset-backed securities	3		—	77,954	65,407	143,361
U.S. government-related securities	3		24,810	22,257	—	47,067
State, municipalities, and political subdivisions	3		—	293,791	—	293,791
Other government-related securities	3		—	28,775	—	28,775
Corporate securities	3		—	1,579,565	11,371	1,590,936
Redeemable preferred stocks	3		12,832	—	—	12,832
Total fixed maturity securities — trading			37,642	2,413,147	76,778	2,527,567
Total fixed maturity securities			770,199	63,392,053	1,881,740	66,043,992
Equity securities	3		480,750	—	72,970	553,720
Other long-term investments(1)	3	&4	52,225	733,425	209,843	995,493
Short-term investments	3		1,255,384	65,480	—	1,320,864
Total investments			2,558,558	64,190,958	2,164,553	68,914,069
Cash	3		171,752	—	—	171,752
Assets related to separate accounts
Variable annuity	3		12,730,090	—	—	12,730,090
Variable universal life	3		1,135,666	—	—	1,135,666
Total assets measured at fair value on a recurring basis			$16,596,066	$64,190,958	$2,164,553	$82,951,577
Liabilities:
Annuity account balances(2)	3		$—	$—	$69,728	$69,728
Other liabilities(1)	3	&4	19,561	509,645	1,017,972	1,547,178
Total liabilities measured at fair value on a recurring basis			$19,561	$509,645	$1,087,700	$1,616,906

(1)  Includes certain freestanding and embedded derivatives.

(2)  Represents liabilities related to fixed indexed annuities.

(3)  Fair Value through Net Income.

(4)  Fair Value through Other Comprehensive Income.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.  FAIR VALUE OF FINANCIAL INSTRUMENTS — (Continued)

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2018:

	Measurement Category		Level 1	Level 2	Level 3	Total
	(Dollars In Thousands)
Assets:
Fixed maturity securities — available-for-sale Residential mortgage-backed securities	4		$—	$3,602,991	$—	$3,602,991
Commercial mortgage-backed securities	4		—	2,266,387	—	2,266,387
Other asset-backed securities	4		—	970,251	421,642	1,391,893
U.S. government-related securities	4		985,485	629,020	—	1,614,505
State, municipalities, and political subdivisions	4		—	3,588,841	—	3,588,841
Other government-related securities			4	514,036	—	514,036
Corporate securities	4		—	35,563,302	638,276	36,201,578
Redeemable preferred stocks	4		65,536	17,266	—	82,802
Total fixed maturity securities — available-for-sale			1,051,021	47,152,094	1,059,918	49,263,033
Fixed maturity securities — trading
Residential mortgage-backed securities	3		—	241,836	—	241,836
Commercial mortgage-backed securities	3		—	188,925	—	188,925
Other asset-backed securities	3		—	133,851	26,056	159,907
U.S. government-related securities	3		27,453	32,341	—	59,794
State, municipalities, and political subdivisions	3		—	286,413	—	286,413
Other government-related securities	3		—	44,207	—	44,207
Corporate securities	3		—	1,417,591	6,242	1,423,833
Redeemable preferred stocks	3		11,277	—	—	11,277
Total fixed maturity securities — trading			38,730	2,345,164	32,298	2,416,192
Total fixed maturity securities			1,089,751	49,497,258	1,092,216	51,679,225
Equity securities	3		494,287	—	63,421	557,708
Other long-term investments(1)	3	&4	83,047	180,438	151,342	414,827
Short-term investments	3		589,084	77,217	—	666,301
Total investments			2,256,169	49,754,913	1,306,979	53,318,061
Cash	3		151,400	—	—	151,400
Assets related to separate accounts
Variable annuity	3		12,288,919	—	—	12,288,919
Variable universal life	3		937,732	—	—	937,732
Total assets measured at fair value on a recurring basis			$15,634,220	$49,754,913	$1,306,979	$66,696,112
Liabilities:
Annuity account balances(2)	3		$—	$—	$76,119	$76,119
Other liabilities(1)	3	&4	56,018	164,643	438,127	658,788
Total liabilities measured at fair value on a recurring basis			$56,018	$164,643	$514,246	$734,907

(1)  Includes certain freestanding and embedded derivatives.

(2)  Represents liabilities related to fixed indexed annuities.

(3)  Fair Value through Net Income.

(4)  Fair Value through Other Comprehensive Income.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.  FAIR VALUE OF FINANCIAL INSTRUMENTS — (Continued)

Determination of Fair Values

The valuation methodologies used to determine the fair values of assets and liabilities reflect market participant assumptions and are based on the application of the fair value hierarchy that prioritizes observable market inputs over unobservable inputs. The Company determines the fair values of certain financial assets and financial liabilities based on quoted market prices, where available. The Company also determines certain fair values based on future cash flows discounted at the appropriate current market rate. Fair values reflect adjustments for counterparty credit quality, the Company's credit standing, liquidity, and where appropriate, risk margins on unobservable parameters. The following is a discussion of the methodologies used to determine fair values for the financial instruments as listed in the above table.

The fair value of fixed maturity, short-term, and equity securities is determined by management after considering one of three primary sources of information: third party pricing services, non-binding independent broker quotations, or pricing matrices. Security pricing is applied using a "waterfall" approach whereby publicly available prices are first sought from third party pricing services, the remaining unpriced securities are submitted to independent brokers for non-binding prices, or lastly, securities are priced using a pricing matrix. Typical inputs used by these three pricing methods include, but are not limited to: benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, and reference data including market research publications. Third party pricing services price 92.3% of the Company's available-for-sale and trading fixed maturity securities. Based on the typical trading volumes and the lack of quoted market prices for available-for-sale and trading fixed maturities, third party pricing services derive the majority of security prices from observable market inputs such as recent reported trades for identical or similar securities making adjustments through the reporting date based upon available market observable information outlined above. If there are no recent reported trades, the third party pricing services and brokers may use matrix or model processes to develop a security price where future cash flow expectations are developed based upon collateral performance and discounted at an estimated market rate. Certain securities are priced via independent non-binding broker quotations. When using non-binding independent broker quotations, when available the Company obtains two quotes per security. Where multiple broker quotes are obtained, the Company reviews the quotes and selects the quote that provides the best estimate of the price a market participant would pay for these specific assets in an arm's length transaction. A pricing matrix is used to price securities for which the Company is unable to obtain or effectively rely on either a price from a third party pricing service or an independent broker quotation.

The pricing matrix used by the Company begins with current spread levels to determine the market price for the security. The credit spreads, assigned by brokers, incorporate the issuer's credit rating, liquidity discounts, weighted- average of contracted cash flows, risk premium, if warranted, due to the issuer's industry, and the security's time to maturity. The Company uses credit ratings provided by nationally recognized rating agencies.

For securities that are priced via non-binding independent broker quotations, the Company assesses whether prices received from independent brokers represent a reasonable estimate of fair value. The Company's assessment incorporates various metrics (yield curves, credit spreads, prepayment rates, etc.) along with other information available to the Company from both internal and external sources to determine the valuation of such holdings. As a result of this analysis, if the Company determines there

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.  FAIR VALUE OF FINANCIAL INSTRUMENTS — (Continued)

is a more appropriate fair value based upon the analytics, the price received from the independent broker is adjusted accordingly. The Company did not adjust any quotes or prices received from brokers during the years ended December 31, 2019 and 2018.

The Company has analyzed the third party pricing services' valuation methodologies and related inputs and has also evaluated the various types of securities in its investment portfolio to determine an appropriate fair value hierarchy level based upon trading activity and the observability of market inputs that is in accordance with the Fair Value Measurements and Disclosures Topic of the ASC. Based on this evaluation and investment class analysis, each price was classified into Level 1, 2, or 3. Most prices provided by third party pricing services are classified into Level 2 because the significant inputs used in pricing the securities are market observable and the observable inputs are corroborated by the Company. Since the matrix pricing of certain debt securities includes significant non-observable inputs, they are classified as Level 3.

Asset-Backed Securities

This category mainly consists of residential mortgage-backed securities, commercial mortgage-backed securities, and other asset-backed securities (collectively referred to as asset-backed securities or "ABS"). As of December 31, 2019, the Company held $10.4 billion of ABS classified as Level 2. These securities are priced from information provided by a third party pricing service and independent broker quotes. The third party pricing services and brokers mainly value securities using both a market and income approach to valuation. As part of this valuation process they consider the following characteristics of the item being measured to be relevant inputs: 1) weighted-average coupon rate, 2) weighted-average years to maturity, 3) types of underlying assets, 4) weighted-average coupon rate of the underlying assets, 5) weighted-average years to maturity of the underlying assets, 6) seniority level of the tranches owned, and 7) credit ratings of the securities.

After reviewing these characteristics of the ABS, the third party pricing service and brokers use certain inputs to determine the value of the security. For ABS classified as Level 2, the valuation would consist of predominantly market observable inputs such as, but not limited to: 1) monthly principal and interest payments on the underlying assets, 2) average life of the security, 3) prepayment speeds, 4) credit spreads, 5) treasury and swap yield curves, and 6) discount margin. The Company reviews the methodologies and valuation techniques (including the ability to observe inputs) in assessing the information received from external pricing services and in consideration of the fair value presentation.

As of December 31, 2019, the Company held $496.6 million of Level 3 ABS, which included $431.2 million of other asset-backed securities classified as available-for-sale and $65.4 million of other asset-backed securities classified as trading. These securities are predominantly ARS whose underlying collateral is at least 97% guaranteed by the FFELP. As a result of the ARS market collapse during 2008, the Company prices its ARS using an income approach valuation model. As part of the valuation process the Company reviews the following characteristics of the ARS in determining the relevant inputs: 1) weighted-average coupon rate, 2) weighted-average years to maturity, 3) types of underlying assets, 4) weighted-average coupon rate of the underlying assets, 5) weighted-average years to maturity of the underlying assets, 6) seniority level of the tranches owned, 7) credit ratings of the securities, 8) liquidity premium, and 9) paydown rate. In periods where market activity increases and there are transactions at a price that is not the result of a distressed or forced sale we consider those prices as part of our valuation. If the market activity during a period is solely the result of the

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.  FAIR VALUE OF FINANCIAL INSTRUMENTS — (Continued)

issuer redeeming positions we consider those transactions in our valuation, but still consider them to be level three measurements due to the nature of the transaction.

Corporate Securities, Redeemable Preferred Stocks, U.S. Government-Related Securities, States, Municipals, and Political Subdivisions, and Other Government Related Securities

As of December 31, 2019, the Company classified approximately $53.0 billion of corporate securities, redeemable preferred stocks, U.S. government-related securities, states, municipals, and political subdivisions, and other government-related securities as Level 2. The fair value of the Level 2 securities is predominantly priced by broker quotes and a third party pricing service. The Company has reviewed the valuation techniques of the brokers and third party pricing service and has determined that such techniques used Level 2 market observable inputs. The following characteristics of the securities are considered to be the primary relevant inputs to the valuation: 1) weighted- average coupon rate, 2) weighted-average years to maturity, 3) seniority, and 4) credit ratings. The Company reviews the methodologies and valuation techniques (including the ability to observe inputs) in assessing the information received from external pricing services and in consideration of the fair value presentation.

The brokers and third party pricing service utilize valuation models that consist of a hybrid methodology that utilizes a cash flow analysis and market approach to valuation. The pricing models utilize the following inputs: 1) principal and interest payments, 2) treasury yield curve, 3) credit spreads from new issue and secondary trading markets, 4) dealer quotes with adjustments for issues with early redemption features, 5) liquidity premiums present on private placements, and 6) discount margins from dealers in the new issue market.

As of December 31, 2019, the Company classified approximately $1.4 billion of corporate securities as Level 3 valuations. Level 3 securities primarily represent investments in illiquid bonds for which no price is readily available. To determine a price, the Company uses a discounted cash flow model with both observable and unobservable inputs. These inputs are entered into an industry standard pricing model to determine the final price of the security. These inputs include: 1) principal and interest payments, 2) coupon rate, 3) sector and issuer level spread over treasury, 4) underlying collateral, 5) credit ratings, 6) maturity, 7) embedded options, 8) recent new issuance, 9) comparative bond analysis, and 10) an illiquidity premium.

Equities

As of December 31, 2019, the Company held approximately $73.0 million of equity securities classified as Level 3. Of this total, $73.0 million represents FHLB stock. The Company believes that the cost of the FHLB stock approximates fair value.

Other Long-Term Investments and Other Liabilities

Derivative Financial Instruments

Other long-term investments and other liabilities include free-standing and embedded derivative financial instruments. Refer to Note 7, Derivative Financial Instruments for additional information related to derivatives. Derivative financial instruments are valued using exchange prices, independent broker quotations, or pricing valuation models, which utilize market data inputs. Excluding embedded

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.  FAIR VALUE OF FINANCIAL INSTRUMENTS — (Continued)

derivatives, as of December 31, 2019, 85.9% of derivatives based upon notional values were priced using exchange prices or independent broker quotations. Inputs used to value derivatives include, but are not limited to, interest swap rates, credit spreads, interest rate and equity market volatility indices, equity index levels, and treasury rates. The Company performs monthly analysis on derivative valuations that includes both quantitative and qualitative analyses.

Derivative instruments classified as Level 1 generally include futures and options, which are traded on active exchange markets.

Derivative instruments classified as Level 2 primarily include swaps, options, and swaptions, which are traded over-the-counter. Level 2 also includes certain centrally cleared derivatives. These derivative valuations are determined using independent broker quotations, which are corroborated with observable market inputs.

Derivative instruments classified as Level 3 were embedded derivatives and include at least one significant non-observable input. A derivative instrument containing Level 1 and Level 2 inputs will be classified as a Level 3 financial instrument in its entirety if it has at least one significant Level 3 input.

The Company utilizes derivative instruments to manage the risk associated with certain assets and liabilities. However, the derivative instruments may not be classified within the same fair value hierarchy level as the associated assets and liabilities. Therefore, the changes in fair value on derivatives reported in Level 3 may not reflect the offsetting impact of the changes in fair value of the associated assets and liabilities.

The embedded derivatives are carried at fair value in other long-term investments and other liabilities on the Company's consolidated balance sheet. The changes in fair value are recorded in earnings as Realized investment gains (losses). Refer to Note 7, Derivative Financial Instruments for more information related to each embedded derivatives gains and losses.

The fair value of the GLWB embedded derivative is derived through the income method of valuation using a valuation model that projects future cash flows using multiple risk neutral stochastic equity scenarios and policyholder behavior assumptions. The risk neutral scenarios are generated using the current swap curve and projected equity volatilities and correlations. The projected equity volatilities are based on a blend of historical volatility and near- term equity market implied volatilities. The equity correlations are based on historical price observations. For policyholder behavior assumptions, expected lapse and utilization assumptions are used and updated for actual experience, as necessary. The Company assumes age-based mortality from the Ruark 2015 ALB table with attained age factors varying from 87% — 100% based on company experience. The present value of the cash flows is determined using the discount rate curve, which is based upon LIBOR plus a credit spread (to represent the Company's non-performance risk). For expected lapse and utilization, assumptions are used and updated for actual experience, as necessary, using an internal predictive model developed by the Company. As a result of using significant unobservable inputs, the GLWB embedded derivative is categorized as Level 3. Policyholder assumptions are reviewed on an annual basis.

The balance of the FIA embedded derivative is impacted by policyholder cash flows associated with the FIA product that are allocated to the embedded derivative in addition to changes in the fair value of the embedded derivative during the reporting period. The fair value of the FIA embedded derivative is derived through the income method of valuation using a valuation model that projects future cash flows

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.  FAIR VALUE OF FINANCIAL INSTRUMENTS — (Continued)

using current index values and volatility, the hedge budget used to price the product, and policyholder assumptions (both elective and non-elective). For policyholder behavior assumptions are used and updated for actual experience, as necessary. The Company assumes age-based mortality from the 2015 Ruark ALB mortality table, with attained age factors varying from 87% — 100% based on company experience. The present value of the cash flows is determined using the discount rate curve, which is based upon LIBOR up to one year and constant maturity treasury rates plus a credit spread (to represent the Company's non-performance risk) thereafter. Policyholder assumptions are reviewed on an annual basis. As a result of using significant unobservable inputs, the FIA embedded derivative is categorized as Level 3.

The balance of the indexed universal life ("IUL") embedded derivative is impacted by policyholder cash flows associated with the IUL product that are allocated to the embedded derivative in addition to changes in the fair value of the embedded derivative during the reporting period. The fair value of the IUL embedded derivative is derived through the income method of valuation using a valuation model that projects future cash flows using current index values and volatility, the hedge budget used to price the product, and policyholder assumptions (both elective and non-elective). For policyholder behavior assumptions, expected lapse and withdrawal assumptions are used and updated for actual experience, as necessary. The Company assumes age-based mortality from the SOA 2015 VBT Primary Tables, with attained age factors varying from 37% — 156% based on company experience. The present value of the cash flows is determined using the discount rate curve, which is based upon LIBOR up to one year and constant maturity treasury rates plus a credit spread (to represent the Company's non-performance risk) thereafter. Policyholder assumptions are reviewed on an annual basis. As a result of using significant unobservable inputs, the IUL embedded derivative is categorized as Level 3.

The Company has assumed and ceded certain blocks of policies under modified coinsurance agreements in which the investment results of the underlying portfolios inure directly to the reinsurers. Funds withheld arrangements related to such agreements contain embedded derivatives that are reported at fair value. Changes in their fair value are reported in earnings. The fair value of embedded derivatives related to funds withheld under modified coinsurance agreements are a function of the unrealized gains or losses on the underlying assets and are calculated in a manner consistent with the terms of the agreements. The investments supporting certain of these agreements are designated as "trading securities"; therefore changes in their fair value are also reported in earnings. As of December 31, 2019, the fair value of the embedded derivatives associated with modified coinsurance agreements was a net liability of $199.6 million. The fair value of embedded derivatives is estimated based on market standard valuation methodology and is considered a Level 3 valuation.

The Company and certain of its subsidiaries have entered into interest support, yearly renewable term ("YRT") premium support, and portfolio maintenance agreements with PLC. These agreements meet the definition of a derivative and are accounted for at fair value and are considered Level 3 valuations. The fair value of these derivatives as of December 31, 2019, was $115.4 million and is included in Other long-term investments. For information regarding realized gains on these derivatives please refer to Note 7, Derivative Financial Instruments.

The Interest Support Agreement provides that PLC will make payments to Golden Gate II if actual investment income on certain of Golden Gate II's asset portfolios falls below a calculated investment income amount as defined in the Interest Support Agreement. The calculated investment income amount is a level of investment income deemed to be sufficient to support certain of Golden Gate II's

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.  FAIR VALUE OF FINANCIAL INSTRUMENTS — (Continued)

obligations under a reinsurance agreement with the Company, dated July 1, 2007. The derivative is valued using an internal valuation model that assumes a conservative projection of investment income under an adverse interest rate scenario and the probability that the expectation falls below the calculated investment income amount. This derivative had a fair value of $61.6 million as of December 31, 2019, however, interest support agreement obligations to Golden Gate II of approximately $4.9 million have been collateralized by PLC. Re-evaluation, if necessary, of the adjustments of any support agreement collateralization amounts occur annually during the first quarter pursuant to the terms of the support agreement. For the year ended December 31, 2019, Golden Gate II recognized $1.0 million in gains related to payments made under this agreement.

The YRT Premium support agreements provide that PLC will make payments to Golden Gate and Golden Gate II in the event that YRT premium rates increase. The derivatives are valued using an internal valuation model. The valuation model is a probability weighted discounted cash flow model. The value is primarily a function of the likelihood and severity of future YRT premium increases. The fair value of these derivatives as of December 31, 2019, was $51.1 million. As of December 31, 2019, Golden Gate II recognized $0.7 million in gains related to payments made under this agreement.

The portfolio maintenance agreements provide that PLC will make payments to Golden Gate, Golden Gate V, and West Coast Life Insurance Company ("WCL") in the event of other-than-temporary impairments on investments that exceed defined thresholds. The derivatives are valued using an internal discounted cash flow model. The significant unobservable inputs are the projected probability and severity of credit losses used to project future cash flows on the investment portfolios. The fair value of the portfolio maintenance agreements as of December 31, 2019, was $2.7 million. As of December 31, 2019, no payments have been triggered under this agreement.

The Funds Withheld derivative results from a reinsurance agreement with Shades Creek where the economic performance of certain hedging instruments held by the Company is ceded to Shades Creek. The value of the Funds Withheld derivative is directly tied to the value of the hedging instruments held in the funds withheld account. The hedging instruments predominantly consist of derivative instruments the fair values of which are classified as a Level 2 measurement; as such, the fair value of the Funds Withheld derivative has been classified as a Level 2 measurement. The fair value of the Funds Withheld derivative as of December 31, 2019, was a liability of $70.6 million.

Annuity Account Balances

The Company records a certain legacy block of FIA reserves at fair value. Based on the characteristics of these reserves, the Company believes that the fund value approximates fair value. The fair value measurement of these reserves is considered a Level 3 valuation due to the unobservable nature of the fund values. The Level 3 fair value as of December 31, 2019 is $69.7 million.

Separate Accounts

Separate account assets are invested in open-ended mutual funds and are included in Level 1.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.  FAIR VALUE OF FINANCIAL INSTRUMENTS — (Continued)

Valuation of Level 3 Financial Instruments

The following table presents the valuation method for material financial instruments included in Level 3, as well as the unobservable inputs used in the valuation of those financial instruments:

	Fair Value As of December 31, 2019	Valuation Technique	Unobservable Input	Range (Weighted Average)
(Dollars In Thousands)
Assets:
Commercial mortgage-backed securities	$ 10,029	Discounted cash flow	Spread over treasury	2.5%
Other asset-backed securities	421,219	Liquidation	Liquidation value	$95.39 - $99.99 ($97.95)
		Discounted cash flow	Liquidity premium	0.34% - 2.28% (1.44%)
			Paydown Rate	8.99% - 12.45% (11.28%)
Corporate securities	1,373,714	Discounted cash flow	Spread over treasury	0.00% - 4.03% (1.60%)
Liabilities:(1)
Embedded derivatives — GLWB(2)	$ 186,038	Actuarial cash flow model	Mortality	87% to 100% of Ruark 2015 ALB Table
			Lapse	Ruark Predictive Model
			Utilization	99%. 10% of policies have a one-time over-utilization of 400%
			Nonperformance risk	0.12% - 0.82%
Embedded derivative — FIA	336,826	Actuarial cash flow model	Expenses	$195 per policy
			Withdrawal rate	0.4% - 1.2% prior to age 70 RMD for ages 70+ or WB withdrawal rate Assume underutilized RMD for nonWB policies age 70-81
			Mortality	87% to 100% of Ruark 2015 ALB table

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.  FAIR VALUE OF FINANCIAL INSTRUMENTS — (Continued)

	Fair Value As of December 31, 2019	Valuation Technique	Unobservable Input	Range (Weighted Average)
(Dollars In Thousands)
			Lapse	0.5% - 50.0%, depending on duration/surrender charge period. Dynamically adjusted for WB moneyness and projected market rates vs credited rates.
			Nonperformance risk	0.12% - 0.82%
Embedded derivative — IUL	151,765	Actuarial cash flow model	Mortality	37% - 156% of 2015 VBT Primary Tables 94% - 248% of duration 8 point in scale 2015 VBT Primary Tables, depending on type of business
			Lapse	0.5% - 10%, depending on duration/distribution channel and smoking class
			Nonperformance risk	0.21% - 0.82%

(1)  Excludes modified coinsurance arrangements.

(2)  The fair value for the GLWB embedded derivative is presented as a net liability.

The chart above excludes Level 3 financial instruments that are valued using broker quotes and those which book value approximates fair value.

The Company has considered all reasonably available quantitative inputs as of December 31, 2019, but the valuation techniques and inputs used by some brokers in pricing certain financial instruments are not shared with the Company. This resulted in $76.8 million of financial instruments being classified as Level 3 as of December 31, 2019. Of the $76.8 million, $65.4 million are other asset-backed securities, and $11.4 million are corporate securities.

In certain cases the Company has determined that book value materially approximates fair value. As of December 31, 2019, the Company held $73.0 million of financial instruments where book value approximates fair value which are predominantly FHLB stock.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.  FAIR VALUE OF FINANCIAL INSTRUMENTS — (Continued)

The following table presents the valuation method for material financial instruments included in Level 3, as well as the unobservable inputs used in the valuation of those financial instruments:

	Fair Value As of December 31, 2018	Valuation Technique	Unobservable Input	Range (Weighted Average)
(Dollars In Thousands)
Assets:
Other asset-backed securities	$421,458	Liquidation	Liquidation value	$85.75 - $99.99 ($95.36)
		Discounted cash flow	Liquidity premium	0.02% - 1.25% (0.64%)
			Paydown rate	10.96% - 13.11% (12.03%)
Corporate securities	631,068	Discounted cash flow	Spread over treasury	0.84% - 3.00% (1.84%)
Liabilities:(1)
Embedded derivatives — GLWB(2)	$43,307	Actuarial cash flow model	Mortality	87% to 100% of Ruark 2015 ALB Table
			Lapse	Ruark Predictive Model
			Utilization	99%. 10% of policies have a one-time over-utilization of 400%
			Nonperformance risk	0.21% - 1.16%
Embedded derivative — FIA	217,288	Actuarial cash flow model	Expenses	$145 per policy
			Withdrawal rate	1.5% prior to age 70, 100% of the RMD for ages 70+
			Mortality	87% to 100% of Ruark 2015 ALB table
			Lapse	1.0% - 30.0%, depending on duration/surrender charge period
			Nonperformance risk	0.21% - 1.16%

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.  FAIR VALUE OF FINANCIAL INSTRUMENTS — (Continued)

	Fair Value As of December 31, 2018	Valuation Technique	Unobservable Input	Range (Weighted Average)
(Dollars In Thousands)
Embedded derivative — IUL	$90,231	Actuarial cash flow model	Mortality	37% - 577% of 2015 VBT Primary Tables
			Lapse	0.5% - 10.0%, depending on duration/distribution channel and smoking class
			Nonperformance risk	0.21% - 1.16%

(1)  Excludes modified coinsurance arrangements.

(2)  The fair value for the GLWB embedded derivative is presented as a net liability.

The chart above excludes Level 3 financial instruments that are valued using broker quotes and those which book value approximates fair value.

The Company has considered all reasonably available quantitative inputs as of December 31, 2018, but the valuation techniques and inputs used by some brokers in pricing certain financial instruments are not shared with the Company. This resulted in $39.7 million of financial instruments being classified as Level 3 as of December 31, 2018. Of the $39.7 million, $26.2 million are other asset backed securities, and $13.5 million are corporate securities.

In certain cases the Company has determined that book value materially approximates fair value. As of December 31, 2018, the Company held $63.4 million of financial instruments where book value approximates fair value which are predominantly FHLB stock.

The asset-backed securities classified as Level 3 are predominantly ARS. A change in the paydown rate (the projected annual rate of principal reduction) of the ARS can significantly impact the fair value of these securities. A decrease in the paydown rate would increase the projected weighted average life of the ARS and increase the sensitivity of the ARS' fair value to changes in interest rates. An increase in the liquidity premium would result in a decrease in the fair value of the securities, while a decrease in the liquidity premium would increase the fair value of these securities. The liquidation value for these securities are sensitive to the issuer's available cash flows and ability to redeem the securities, as well as the current holders' willingness to liquidate at the specified price.

The fair value of corporate bonds classified as Level 3 is sensitive to changes in the interest rate spread over the corresponding U.S. Treasury rate. This spread represents a risk premium that is impacted by company specific and market factors. An increase in the spread can be caused by a perceived increase in credit risk of a specific issuer and/or an increase in the overall market risk premium associated with similar securities. The fair values of corporate bonds are sensitive to changes in spread. When holding the treasury rate constant, the fair value of corporate bonds increases when spreads decrease, and decreases when spreads increase.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.  FAIR VALUE OF FINANCIAL INSTRUMENTS — (Continued)

The fair value of the GLWB embedded derivative is sensitive to changes in the discount rate which includes the Company's nonperformance risk, volatility, lapse, and mortality assumptions. The volatility assumption is an observable input as it is based on market inputs. The Company's nonperformance risk, lapse, and mortality are unobservable. An increase in the three unobservable assumptions would result in a decrease in the fair value of the liability and conversely, if there is a decrease in the assumptions the fair value would increase. The fair value is also dependent on the assumed policyholder utilization of the GLWB where an increase in assumed utilization would result in an increase in the fair value of the liability and conversely, if there is a decrease in the assumption, the fair value would decrease.

The fair value of the FIA embedded derivative is predominantly impacted by observable inputs such as discount rates and equity returns. However, the fair value of the FIA embedded derivative is sensitive to non-performance risk, which is unobservable. The value of the liability increases with decreases in the discount rate and non-performance risk and decreases with increases in the discount rate and nonperformance risk. The value of the liability increases with increases in equity returns and the liability decreases with a decrease in equity returns.

The fair value of the IUL embedded derivative is predominantly impacted by observable inputs such as discount rates and equity returns. However, the fair value of the IUL embedded derivative is sensitive to non-performance risk, which is unobservable. The value of the liability increases with decreases in the discount rate and non-performance risk and decreases with increases in the discount rate and non-performance risk. The value of the liability increases with increases in equity returns and the liability decreases with a decrease in equity returns.

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PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.  FAIR VALUE OF FINANCIAL INSTRUMENTS — (Continued)

The following table presents a reconciliation of the beginning and ending balances for fair value measurements for the year ended December 31, 2019, for which the Company has used significant unobservable inputs (Level 3):

		Total Realized and Unrealized Gains		Total Realized and Unrealized Losses
	Beginning Balance	Included in Earnings	Included in Other Comprehensive Income	Included in Earnings	Included In Other Comprehensive Income
	(Dollars In Thousands)
Assets:
Fixed maturity securities available-for-sale
Residential mortgage-backed securities	$—	$—	$—	$—	$—
Commercial mortgage-backed securities	—	—	730	—	(91)
Other asset-backed securities	421,642	904	26,034	(71)	(8,075)
Corporate securities	638,276	82	72,881	—	(14,827)
Total fixed maturity securities — available-for-sale	1,059,918	986	99,645	(71)	(22,993)
Fixed maturity securities — trading
Other asset-backed securities	26,056	9,295	—	(3,695)	—
Corporate securities	6,242	239	—	(35)	—
Total fixed maturity securities — trading	32,298	9,534	—	(3,730)	—
Total fixed maturity securities	1,092,216	10,520	99,645	(3,801)	(22,993)
Equity securities	63,421	(1,829)	(244)	(18)	—
Other long-term investments(1)	151,342	90,078	—	(31,448)	—
Short-term investments	—	—	—	—	—
Total investments	1,306,979	98,769	99,401	(35,267)	(22,993)
Total assets measured at fair value on a recurring basis	$1,306,979	$98,769	$99,401	$(35,267)	$(22,993)
Liabilities:
Annuity account balances(2)	$76,119	$—	$—	$(2,550)	$—
Other liabilities(1)	438,127	108,438	—	(617,395)	—
Total liabilities measured at fair value on a recurring basis	$514,246	$108,438	$—	$(619,945)	$—

(1)  Represents certain freestanding and embedded derivatives.

(2)  Represents liabilities related to fixed indexed annuities.

For the year ended December 31, 2019, $195.4 million of securities were transferred into Level 3.

For the year ended December 31, 2019, $58.4 million of securities were transferred into Level 2. This amount was transferred from Level 3. These transfers resulted from securities that were priced internally using significant unobservable inputs where market observable inputs were not available in previous periods but were priced by independent pricing services or brokers as of December 31, 2019.

For the year ended December 31, 2019, there were no transfers from Level 2 to Level 1.

For the year ended December 31, 2019, no securities were transferred from Level 1.

								Total Gains (losses) included in Earnings related to
	Purchases	Sales	Issuances	Settlements	Transfers in/out of Level 3	Other	Ending Balance	Instruments still held at the Reporting Date
	(Dollars In Thousands)
Assets:
Fixed maturity securities available-for-sale
Residential mortgage-backed securities	$—	$—	$—	$—	$—	$—	$—	$—
Commercial mortgage-backed securities	9,359	(46)	—	—	95	(18)	10,029	—
Other asset-backed securities	—	(20,031)	—	—	—	816	421,219	—
Corporate securities	752,929	(179,604)	—	—	106,368	(2,391)	1,373,714	—
Total fixed maturity securities — available-for-sale	762,288	(199,681)	—	—	106,463	(1,593)	1,804,962	—
Fixed maturity securities — trading
Other asset-backed securities	32,182	(24,496)	—	—	26,267	(202)	65,407	1,829
Corporate securities	1,700	(1,035)	—	—	4,363	(103)	11,371	35
Total fixed maturity securities — trading	33,882	(25,531)	—	—	30,630	(305)	76,778	1,864
Total fixed maturity securities	796,170	(225,212)	—	—	137,093	(1,898)	1,881,740	1,864
Equity securities	9,567	2,073	—	—	—	—	72,970	426
Other long-term investments(1)	1,579	—	—	(1,708)	—	—	209,843	56,922
Short-term investments	—	—	—	—	—	—	—	—
Total investments	807,316	(223,139)	—	(1,708)	137,093	(1,898)	2,164,553	59,212
Total assets measured at fair value on a recurring basis	$807,316	$(223,139)	$—	$(1,708)	$137,093	$(1,898)	$2,164,553	$59,212
Liabilities:
Annuity account balances(2)	$—	$—	$—	$365	$9,306	$—	$69,728	$—
Other liabilities(1)	70,888	—	—	—	—	—	1,017,972	(508,957)
Total liabilities measured at fair value on a recurring basis	$70,888	$—	$—	$365	$9,306	$—	$1,087,700	$(508,957)

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.  FAIR VALUE OF FINANCIAL INSTRUMENTS — (Continued)

The following table presents a reconciliation of the beginning and ending balances for fair value measurements for the year ended December 31, 2018, for which the Company has used significant unobservable inputs (Level 3):

		Total Realized and Unrealized Gains		Total Realized and Unrealized Losses
	Beginning Balance	Included in Earnings	Included in Other Comprehensive Income	Included in Earnings	Included in Other Comprehensive Income
	(Dollars In Thousands)
Assets:
Fixed maturity securities available-for-sale
Residential mortgage-backed securities	$—	$—	$—	$—	$(995)
Commercial mortgage-backed securities	—	—	50	—	(2,497)
Other asset-backed securities	504,365	3,716	16,503	(159)	(25,578)
Corporate securities	626,901	—	12,537	—	(29,017)
Total fixed maturity securities — available-for-sale	1,131,266	3,716	29,090	(159)	(58,087)
Fixed maturity securities — trading
Other asset-backed securities	35,222	464	—	(3,798)	—
Corporate securities	5,442	45	—	(145)	—
Total fixed maturity securities — trading	40,664	509	—	(3,943)	—
Total fixed maturity securities	1,171,930	4,225	29,090	(4,102)	(58,087)
Equity securities	65,518	1	—	(30)	—
Other long-term investments(1)	160,466	39,118	—	(47,615)	—
Short-term investments	—	—	—	—	—
Total investments	1,397,914	43,344	29,090	(51,747)	(58,087)
Total assets measured at fair value on a recurring basis	$1,397,914	$43,344	$29,090	$(51,747)	$(58,087)
Liabilities:
Annuity account balances(2)	$83,472	$—	$—	$(3,505)	$—
Other liabilities(1)	597,562	299,366	—	(139,931)	—
Total liabilities measured at fair value on a recurring basis	$681,034	$299,366	$—	$(143,436)	$—

(1)  Represents certain freestanding and embedded derivatives.

(2)  Represents liabilities related to fixed indexed annuities.

For the year ended December 31, 2018, $39.7 million of securities were transferred into Level 3.

For the year ended December 31, 2018, $85.7 million of securities were transferred into Level 2. This amount was transferred from Level 3. These transfers resulted from securities that were priced internally using significant unobservable inputs where market observable inputs were not available in previous periods but were priced by independent pricing services or brokers as of December 31, 2018.

For the year ended December 31, 2018, there were no transfers from Level 2 to Level 1.

For the year ended December 31, 2018, no securities were transferred out of Level 1.

								Total Gains (losses) included in Earnings related to
	Purchases	Sales	Issuances	Settlements	Transfers in/out of Level 3	Other	Ending Balance	Instruments still held at the Reporting Date
	(Dollars In Thousands)
Assets:
Fixed maturity securities available-for-sale
Residential mortgage-backed securities	$22,225	$—	$—	$—	$(21,281)	$51	$—	$—
Commercial mortgage-backed securities	48,621	(292)	—	—	(45,832)	(50)	—	—
Other asset-backed securities	—	(80,050)	—	—	222	2,623	421,642	—
Corporate securities	108,491	(97,676)	—	—	20,721	(3,681)	638,276	—
Total fixed maturity securities — available-for-sale	179,337	(178,018)	—	—	(46,170)	(1,057)	1,059,918	—
Fixed maturity securities — trading
Other asset-backed securities	8,728	(14,511)	—	—	164	(213)	26,056	(3,179)
Corporate securities	999	—	—	—	—	(99)	6,242	(101)
Total fixed maturity securities — trading	9,727	(14,511)	—	—	164	(312)	32,298	(3,280)
Total fixed maturity securities	189,064	(192,529)	—	—	(46,006)	(1,369)	1,092,216	(3,280)
Equity securities	36	(2,103)	—	—	—	(1)	63,421	282
Other long-term investments(1)	—	—	—	(627)	—	—	151,342	(9,124)
Short-term investments	—	—	—	—	—	—	—	—
Total investments	189,100	(194,632)	—	(627)	(46,006)	(1,370)	1,306,979	(12,122)
Total assets measured at fair value on a recurring basis	$189,100	$(194,632)	$—	$(627)	$(46,006)	$(1,370)	$1,306,979	$(12,122)
Liabilities:
Annuity account balances(2)	$—	$—	$623	$11,481	$—	$—	$76,119	$—
Other liabilities(1)	—	—	—	—	—	—	438,127	159,435
Total liabilities measured at fair value on a recurring basis	$—	$—	$623	$11,481	$—	$—	$514,246	$159,435

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.  FAIR VALUE OF FINANCIAL INSTRUMENTS — (Continued)

Total realized and unrealized gains (losses) on Level 3 assets and liabilities are primarily reported in either realized investment gains (losses) within the consolidated statements of income (loss) or other comprehensive income (loss) within shareowner's equity based on the appropriate accounting treatment for the item.

Purchases, sales, issuances, and settlements, net, represent the activity that occurred during the period that results in a change of the asset or liability but does not represent changes in fair value for the instruments held at the beginning of the period. Such activity primarily relates to purchases and sales of fixed maturity securities and issuances and settlements of fixed indexed annuities.

The Company reviews the fair value hierarchy classifications each reporting period. Changes in the observability of the valuation attributes may result in a reclassification of certain financial assets or liabilities. Such reclassifications are reported as transfers in and out of Level 3 at the beginning fair value for the reporting period in which the changes occur. The asset transfers in the table(s) above primarily related to positions moved from Level 3 to Level 2 as the Company determined that certain inputs were observable.

The amount of total gains (losses) for assets and liabilities still held as of the reporting date primarily represents changes in fair value of trading securities and certain derivatives that exist as of the reporting date and the change in fair value of fixed indexed annuities.

Estimated Fair Value of Financial Instruments

The carrying amounts and estimated fair values of the Company's financial instruments as of the periods shown below are as follows:

		As of December 31,
		2019		2018
	Fair Value Level	Carrying Amounts	Fair Values	Carrying Amounts	Fair Values
	(Dollars In Thousands)
Assets:
Mortgage loans on real estate	3	$9,379,401	$9,584,487	$7,724,733	$7,447,702
Policy loans	3	1,675,121	1,675,121	1,695,886	1,695,886
Fixed maturities, held-to-maturity(1)	3	2,823,881	3,025,790	2,633,474	2,547,210
Other long-term investments(2)	3	1,216,996	1,246,889	—	—
Liabilities:
Stable value product account balances	3	$5,443,752	$5,551,195	$5,234,731	$5,200,723
Future policy benefits and claims(3)	3	1,701,324	1,705,235	1,671,414	1,671,434
Other policyholders' funds(4)	3	127,084	130,259	131,150	131,782
Debt:(5)
Non-recourse funding obligations(6)	3	$3,082,753	$3,298,580	$2,888,329	$2,801,399
Subordinated funding obligations	3	110,000	113,286	110,000	95,476

Except as noted below, fair values were estimated using quoted market prices.

(1)  Securities purchased from unconsolidated subsidiaries, Red Mountain LLC and Steel City LLC.

(2)  Other long-term investments represents a modco receivable, which is related to invested assets such as fixed income and structured securities, which are legally owned by the ceding company. The fair value is determined in a manner consistent with other similar invested assets held by the Company.

(3)  Single premium immediate annuity without life contingencies.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.  FAIR VALUE OF FINANCIAL INSTRUMENTS — (Continued)

(4)  Supplementary contracts without life contingencies.

(5)  Excludes capital lease obligations of $1.0 million and $1.3 million as of December 31, 2019 and 2018, respectively.

(6)  As of December 31, 2019, carrying amount $2.8 billion and a fair value of $3.0 billion related to non-recourse funding obligations issued by Golden Gate and Golden Gate V. As of December 31, 2018, carrying amount of $2.6 billion and fair value of $2.5 billion related to non-recourse funding obligations issued by Golden Gate and Golden Gate V.

Fair Value Measurements

Mortgage Loans on Real Estate

The Company estimates the fair value of mortgage loans using an internally developed model. This model includes inputs derived by the Company based on assumed discount rates relative to the Company's current mortgage loan lending rate and an expected cash flow analysis based on a review of the mortgage loan terms. The model also contains the Company's determined representative risk adjustment assumptions related to credit and liquidity risks.

Policy Loans

The Company believes the fair value of policy loans approximates book value. Policy loans are funds provided to policyholders in return for a claim on the policy. The funds provided are limited to the cash surrender value of the underlying policy. The nature of policy loans is to have a negligible default risk as the loans are fully collateralized by the value of the policy. Policy loans do not have a stated maturity and the balances and accrued interest are repaid either by the policyholder or with proceeds from the policy. Due to the collateralized nature of policy loans and unpredictable timing of repayments, the Company believes the carrying value of policy loans approximates fair value.

Fixed Maturities, Held-to-Maturity

The Company estimates the fair value of its fixed maturity, held-to-maturity securities using internal discounted cash flow models. The discount rates used in the model are based on a current market yield for similar financial instruments.

Other Long-Term Investments

In addition to free-standing and embedded derivative financial instruments discussed above, other long-term investments includes approximately $1.2 billion of amounts receivable under certain modified coinsurance agreements. These amounts represent funds withheld in connection with certain reinsurance agreements in which the Company acts as the reinsurer. Under the terms of these agreements, assets equal to statutory reserves are withheld and legally owned by the ceding company, and any excess or shortfall is settled periodically. In some cases, these modified coinsurance agreements contain embedded derivatives which are discussed in more detail above. The fair value of amounts receivable under modified coinsurance agreements, including the embedded derivative component, correspond to the fair value of the underlying assets withheld.

Stable Value Product and Other Investment Contract Balances

The Company estimates the fair value of stable value product account balances and other investment contract balances (included in Future policy benefits and claims as well as Other policyholders' funds line items on our consolidated balance sheet) using models based on discounted expected cash flows.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.  FAIR VALUE OF FINANCIAL INSTRUMENTS — (Continued)

The discount rates used in the models are based on a current market rate for similar financial instruments.

Funding Obligations

The Company estimates the fair value of its subordinated and non-recourse funding obligations using internal discounted cash flow models. The discount rates used in the model are based on a current market yield for similar financial instruments.

7.  DERIVATIVE FINANCIAL INSTRUMENTS

Types of Derivative Instruments and Derivative Strategies

The Company utilizes a risk management strategy that incorporates the use of derivative financial instruments to reduce exposure to certain risks, including but not limited to, interest rate risk, currency exchange risk, volatility risk, and equity market risk. These strategies are developed through the Company's analysis of data from financial simulation models and other internal and industry sources, and are then incorporated into the Company's risk management program.

Derivative instruments expose the Company to credit and market risk and could result in material changes from period to period. The Company attempts to minimize its credit in connection with its overall asset/liability management programs and risk management strategies. In addition, all derivative programs are monitored by our risk management department.

Derivatives Related to Interest Rate Risk Management

Derivative instruments that are used as part of the Company's interest rate risk management strategy include interest rate swaps, interest rate futures, interest rate caps, and interest rate swaptions.

Derivatives Related to Foreign Currency Exchange Risk Management

Derivative instruments that are used as part of the Company's foreign currency exchange risk management strategy include foreign currency swaps, foreign currency futures, foreign equity futures, and foreign equity options.

Derivatives Related to Risk Mitigation of Certain Annuity Contracts

The Company may use the following types of derivative contracts to mitigate its exposure to certain guaranteed benefits related to VA contracts, fixed indexed annuities, and indexed universal life contracts:

•  Foreign Currency Futures

•  Variance Swaps

•  Interest Rate Futures

•  Equity Options

•  Equity Futures

•  Credit derivatives

•  Interest Rate Swaps

•  Interest Rate Swaptions

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.  DERIVATIVE FINANCIAL INSTRUMENTS — (Continued)

•  Volatility Futures

•  Volatility Options

•  Funds Withheld Agreement

•  Total Return Swaps

•  Foreign Currency Options

Other Derivatives

The Company and certain of its subsidiaries have derivatives with PLC. These derivatives consist of an interest support agreement, YRT premium support agreements, and portfolio maintenance agreements with PLC.

The Company has a funds withheld account that consists of various derivative instruments held by us that is used to hedge the GLWB and GMDB riders. The economic performance of derivatives in the funds withheld account is ceded to Shades Creek. The funds withheld account is accounted for as a derivative financial instrument.

Accounting for Derivative Instruments

GAAP requires that all derivatives be recognized in the balance sheet at fair value. The Company records its derivative financial instruments in the consolidated balance sheet in other long-term investments and other liabilities. The change in the fair value of derivative financial instruments is reported either in the statement of income or in other comprehensive income (loss), depending upon whether it qualified for and also has been properly identified as being part of a hedging relationship, and also on the type of hedging relationship that exists.

It is the Company's policy not to offset assets and liabilities associated with open derivative contracts. However, the Chicago Mercantile Exchange ("CME") rules characterize variation margin transfers as settlement payments, as opposed to adjustments to collateral. As a result, derivative assets and liabilities associated with centrally cleared derivatives for which the CME serves as the central clearing party are presented as if these derivatives had been settled as of the reporting date.

For a derivative financial instrument to be accounted for as an accounting hedge, it must be identified and documented as such on the date of designation. For cash flow hedges, the effective portion of their realized gain or loss is reported as a component of other comprehensive income and reclassified into earnings in the same period during which the hedged item impacts earnings. Any remaining gain or loss, the ineffective portion, is recognized in current earnings. For fair value hedge derivatives, their gain or loss as well as the offsetting loss or gain attributable to the hedged risk of the hedged item is recognized in current earnings. Effectiveness of the Company's hedge relationships is assessed on a quarterly basis.

The Company reports changes in fair values of derivatives that are not part of a qualifying hedge relationship through earnings in the period of change. Changes in the fair value of derivatives that are recognized in current earnings are reported in Realized investment gains (losses).

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.  DERIVATIVE FINANCIAL INSTRUMENTS — (Continued)

Derivative Instruments Designated and Qualifying as Hedging Instruments

Cash-Flow Hedges

•  To hedge a fixed rate note denominated in a foreign currency, the Company entered into a fixed-to-fixed foreign currency swap in order to hedge the foreign currency exchange risk associated with the note. The cash flows received on the swap are identical to the cash flow paid on the note.

•  To hedge a floating rate note, the Company entered into an interest rate swap to exchange the floating rate on the note for a fixed rate in order to hedge the interest rate risk associated with the note. The cash flows received on the swap are identical to the cash flow variability paid on the note.

Derivative Instruments Not Designated and Not Qualifying as Hedging Instruments

The Company uses various other derivative instruments for risk management purposes that do not qualify for hedge accounting treatment. Changes in the fair value of these derivatives are recognized in earnings during the period of change.

Derivatives Related to Variable Annuity Contracts

•  The Company uses equity futures, equity options, total return swaps, interest rate futures, interest rate swaps, interest rate swaptions, currency futures, currency options, volatility futures, volatility options, and variance swaps to mitigate the risk related to certain guaranteed minimum benefits, including GLWB, within its VA products. In general, the cost of such benefits varies with the level of equity and interest rate markets, foreign currency levels, and overall volatility.

•  The Company markets certain VA products with a GLWB rider. The GLWB component is considered an embedded derivative, not considered to be clearly and closely related to the host contract.

•  The Company has a funds withheld account that consists of various derivative instruments held by the Company that are used to hedge the GLWB and GMDB riders. The economic performance of derivatives in the funds withheld account is ceded to Shades Creek. The funds withheld account is accounted for as a derivative financial instrument.

Derivatives Related to Fixed Annuity Contracts

•  The Company uses equity futures and options to mitigate the risk within its fixed indexed annuity products. In general, the cost of such benefits varies with the level of equity and overall volatility.

•  The Company markets certain fixed indexed annuity products. The FIA component is considered an embedded derivative as it is, not considered to be clearly and closely related to the host contract.

Derivatives Related to Indexed Universal Life Contracts

•  The Company uses equity futures and options to mitigate the risk within its indexed universal life products. In general, the cost of such benefits varies with the level of equity markets.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.  DERIVATIVE FINANCIAL INSTRUMENTS — (Continued)

•  The Company markets certain IUL products. The IUL component is considered an embedded derivative as it is, not considered to be clearly and closely related to the host contract.

Other Derivatives

•  The Company and certain of its subsidiaries have an interest support agreement, YRT premium support agreements, and portfolio maintenance agreements with PLC.

•  The Company uses various swaps and other types of derivatives to manage risk related to other exposures.

•  The Company is involved in various modified coinsurance arrangements and funds withheld which contain embedded derivatives. Changes in their fair value are recorded in current period earnings. The investment portfolios that support the related modified coinsurance reserves and funds withheld arrangements had fair value changes which substantially offset the gains or losses on these embedded derivatives.

The following table sets forth realized investments gains and losses for the periods shown:

Realized investment gains (losses) — derivative financial instruments

	For The Year Ended December 31,
	2019	2018	2017
	(Dollars In Thousands)
Derivatives related to VA contracts:
Interest rate futures	$(20,012)	$(25,473)	$26,015
Equity futures	5,069	(88,208)	(91,776)
Currency futures	3,095	10,275	(23,176)
Equity options	(149,700)	38,083	(94,791)
Currency options	(94)	—	—
Interest rate swaptions	—	(14)	(2,490)
Interest rate swaps	229,641	(45,185)	27,981
Total return swaps	(78,014)	77,225	(32,240)
Embedded derivative — GLWB	(107,108)	(27,761)	(8,526)
Funds withheld derivative	145,140	(25,541)	138,228
Total derivatives related to VA contracts	28,017	(86,599)	(60,775)
Derivatives related to FIA contracts:
Embedded derivative	(85,573)	35,397	(55,878)
Equity futures	1,717	330	642
Equity options	84,079	(38,885)	44,585
Total derivatives related to FIA contracts	223	(3,158)	(10,651)
Derivatives related to IUL contracts:
Embedded derivative	(12,894)	9,062	(14,117)
Equity futures	420	261	(818)
Equity options	14,882	(6,338)	9,580
Total derivatives related to IUL contracts	2,408	2,985	(5,355)

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.  DERIVATIVE FINANCIAL INSTRUMENTS — (Continued)

	For The Year Ended December 31,
	2019	2018	2017
	(Dollars In Thousands)
Embedded derivative — Modco reinsurance treaties	$(187,004)	$166,757	$(103,009)
Derivatives with PLC(1)	27,038	(902)	42,699
Other derivatives	(2,141)	14	50
Total realized gains (losses) — derivatives	$(131,459)	$79,097	$(137,041)

(1)  These derivatives include an interest support, YRT premium support, and portfolio maintenance agreements between certain of the Company's subsidiaries and PLC.

The following tables present the components of the gain or loss on derivatives that qualify as a cash flow hedging relationship:

Gain (Loss) on Derivatives in Cash Flow Relationship

	Amount of Gains (Losses) Deferred in Accumulated Other Comprehensive Income (Loss) on Derivatives	Amount and Location of Gains (Losses) Reclassified from Accumulated Other Comprehensive Income (Loss) into Income (Loss)	Amount and Location of (Losses) Recognized in Income (Loss) on Derivatives
	(Effective Portion)	(Effective Portion)	(Ineffective Portion)
		Benefits and settlement expenses	Realized investment gains (losses)
	(Dollars In Thousands)
For The Year Ended December 31, 2019
Foreign currency swaps	$(9,638)	$(1,031)	$—
Interest rate swaps	(2,743)	(1,247)	—
Total	$(12,381)	$(2,278)	$—
For The Year Ended December 31, 2018
Foreign currency swaps	$(812)	$(798)	$—
Interest rate swaps	(1,574)	(633)	—
Total	$(2,386)	$(1,431)	$—
For The Year Ended December 31, 2017
Foreign currency swaps	$(867)	$(694)	$—
Total	$(867)	$(694)	$—

Based on expected cash flows of the underlying hedged items, the Company expects to reclassify $2.7 million out of accumulated other comprehensive income (loss) into earnings during the next twelve months.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.  DERIVATIVE FINANCIAL INSTRUMENTS — (Continued)

The table below presents information about the nature and accounting treatment of the Company's primary derivative financial instruments and the location in and effect on the consolidated financial statements for the periods presented below:

	As of December 31,
	2019		2018
	Notional Amount	Fair Value	Notional Amount	Fair Value
	(Dollars In Thousands)
Other long-term investments
Derivatives not designated as hedging instruments:
Interest rate swaps	$2,228,000	$98,655	$1,515,500	$28,501
Total return swaps	269,772	941	138,070	3,971
Derivatives with PLC(1)	2,830,889	115,379	2,856,351	90,049
Embedded derivative — Modco reinsurance treaties	1,280,189	31,926	585,294	7,072
Embedded derivative — GLWB	1,147,436	62,538	1,919,861	54,221
Interest rate futures	896,073	7,557	286,208	10,302
Equity futures	159,901	2,109	12,633	483
Currency futures	72,593	131	—	—
Equity options	6,685,670	676,257	5,624,081	220,092
Other	—	—	157	136
	$15,570,523	$995,493	$12,938,155	$414,827
Other liabilities
Cash flow hedges:
Interest rate swaps	$350,000	$—	$350,000	$—
Foreign currency swaps	117,178	11,373	117,178	904
Derivatives not designated as hedging instruments:
Interest rate swaps	50,000	—	775,000	11,367
Total return swaps	579,675	3,229	768,177	23,054
Embedded derivative — Modco reinsurance treaties	2,263,685	231,516	1,795,287	32,828
Funds withheld derivative	1,845,649	70,583	1,992,562	95,142
Embedded derivative — GLWB	2,892,926	248,577	4,071,322	97,528
Embedded derivative — FIA	2,892,803	332,869	2,576,033	217,288
Embedded derivative — IUL	301,598	151,765	233,550	90,231
Interest rate futures	669,223	10,375	863,706	20,100
Equity futures	174,743	2,376	659,357	33,753
Currency futures	192,306	1,836	202,747	2,163
Equity options	4,827,714	429,434	4,199,687	34,178
Other	199,387	53,245	3,288	252
	$17,356,887	$1,547,178	$18,607,894	$658,788

(1)  These derivatives include an interest support, YRT premium support, and portfolio maintenance agreements between certain of the Company's subsidiaries and PLC.

8.  OFFSETTING OF ASSETS AND LIABILITIES

Certain of the Company's derivative instruments are subject to enforceable master netting arrangements that provide for the net settlement of all derivative contracts between the Company and a counterparty in the event of default or upon the occurrence of certain termination events. Collateral support agreements associated with each master netting arrangement provide that the Company will receive or pledge financial collateral in the event either minimum thresholds, or in certain cases ratings levels, have been reached. Additionally, certain of the Company's repurchase agreements provide for

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.  OFFSETTING OF ASSETS AND LIABILITIES — (Continued)

net settlement on termination of the agreement. Refer to Note 14, Debt and Other Obligations for details of the Company's repurchase agreement programs.

Collateral received includes both cash and non-cash collateral. Cash collateral received by the Company is recorded on the consolidated balance sheet as "cash", with a corresponding amount recorded in "other liabilities" to represent the Company's obligation to return the collateral. Non-cash collateral received by the Company is not recognized on the consolidated balance sheet unless the Company exercises its right to sell or re-pledge the underlying asset. As of December 31, 2019 and 2018, the fair value of non-cash collateral received was $21.3 million and $45.0 million, respectively.

The tables below present the derivative instruments by assets and liabilities for the Company as of December 31, 2019:

	Gross Amounts of	Gross Amounts Offset in the Statement of	Net Amounts of Assets Presented in the Statement of	Gross Amounts Not Offset in the Statement of Financial Position
	Recognized Assets	Financial Position	Financial Position	Financial Instruments	Collateral Received	Net Amount
	(Dollars In Thousands)
Offsetting of Derivative Assets
Derivatives:
Free-Standing derivatives	$785,650	$—	$785,650	$452,562	$215,587	$117,501
Total derivatives, subject to a master netting arrangement or similar arrangement	785,650	—	785,650	452,562	215,587	117,501
Derivatives not subject to a master netting arrangement or similar arrangement
Embedded derivative — Modco reinsurance treaties	31,926	—	31,926	—	—	31,926
Embedded derivative — GLWB	62,538	—	62,538	—	—	62,538
Derivatives with PLC	115,379	—	115,379	—	—	115,379
Other	—	—	—	—	—	—
Total derivatives, not subject to a master netting arrangement or similar arrangement	209,843	—	209,843	—	—	209,843
Total derivatives	995,493	—	995,493	452,562	215,587	327,344
Total Assets	$995,493	$—	$995,493	$452,562	$215,587	$327,344

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.  OFFSETTING OF ASSETS AND LIABILITIES — (Continued)

	Gross Amounts of	Gross Amounts Offset in the Statement of	Net Amounts of Liabilities Presented in the Statement of	Gross Amounts Not Offset in the Statement of Financial Position
	Recognized Liabilities	Financial Position	Financial Position	Financial Instruments	Collateral Posted	Net Amount
	(Dollars In Thousands)
Offsetting of Derivative Liabilities
Derivatives:
Free-Standing derivatives	$458,623	$—	$458,623	$452,562	$4,791	$1,270
Total derivatives, subject to a master netting arrangement or similar arrangement	458,623	—	458,623	452,562	4,791	1,270
Derivatives not subject to a master netting arrangement or similar arrangement
Embedded derivative — Modco reinsurance treaties	231,516	—	231,516	—	—	231,516
Funds withheld derivative	70,583	—	70,583	—	—	70,583
Embedded derivative — GLWB	248,577	—	248,577	—	—	248,577
Embedded derivative — FIA	332,869	—	332,869	—	—	332,869
Embedded derivative — IUL	151,765	—	151,765	—	—	151,765
Other	53,245	—	53,245	—	—	53,245
Total derivatives, not subject to a master netting arrangement or similar arrangement	1,088,555	—	1,088,555	—	—	1,088,555
Total derivatives	1,547,178	—	1,547,178	452,562	4,791	1,089,825
Repurchase agreements(1)	270,000	—	270,000	—	—	270,000
Total Liabilities	$1,817,178	$—	$1,817,178	$452,562	$4,791	$1,359,825

(1)  Borrowings under repurchase agreements are for a term less than 90 days.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.  OFFSETTING OF ASSETS AND LIABILITIES — (Continued)

The tables below present the derivative instruments by assets and liabilities for the Company as of December 31, 2018.

	Gross Amounts of	Gross Amounts Offset in the Statement of	Net Amounts of Assets Presented in the Statement of	Gross Amounts Not Offset in the Statement of Financial Position
	Recognized Assets	Financial Position	Financial Position	Financial Instruments	Collateral Received	Net Amount
	(Dollars In Thousands)
Offsetting of Derivative Assets
Derivatives:
Free-Standing derivatives	$263,349	$—	$263,349	$70,322	$99,199	$93,828
Total derivatives, subject to a master netting arrangement or similar arrangement	263,349	—	263,349	70,322	99,199	93,828
Derivatives not subject to a master netting arrangement or similar arrangement
Embedded derivative — Modco reinsurance treaties	7,072	—	7,072	—	—	7,072
Embedded derivative — GLWB	54,221	—	54,221	—	—	54,221
Derivatives with PLC	90,049	—	90,049	—	—	90,049
Other	136	—	136	—	—	136
Total derivatives, not subject to a master netting arrangement or similar arrangement	151,478	—	151,478	—	—	151,478
Total derivatives	414,827	—	414,827	70,322	99,199	245,306
Total Assets	$414,827	$—	$414,827	$70,322	$99,199	$245,306

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.  OFFSETTING OF ASSETS AND LIABILITIES — (Continued)

	Gross Amounts of	Gross Amounts Offset in the Statement of	Net Amounts of Liabilities Presented in the Statement of	Gross Amounts Not Offset in the Statement of Financial Position
	Recognized Liabilities	Financial Position	Financial Position	Financial Instruments	Collateral Posted	Net Amount
	(Dollars In Thousands)
Offsetting of Derivative Liabilities
Derivatives:
Free-Standing derivatives	$125,519	$—	$125,519	$70,322	$47,856	$7,341
Total derivatives, subject to a master netting arrangement or similar arrangement	125,519	—	125,519	70,322	47,856	7,341
Derivatives not subject to a master netting arrangement or similar arrangement
Embedded derivative — Modco reinsurance treaties	32,828	—	32,828	—	—	32,828
Funds withheld derivative	95,142	—	95,142	—	—	95,142
Embedded derivative — GLWB	97,528	—	97,528	—	—	97,528
Embedded derivative — FIA	217,288	—	217,288	—	—	217,288
Embedded derivative — IUL	90,231	—	90,231	—	—	90,231
Other	252	—	252	—	—	252
Total derivatives, not subject to a master netting arrangement or similar arrangement	533,269	—	533,269	—	—	533,269
Total derivatives	658,788	—	658,788	70,322	47,856	540,610
Repurchase agreements(1)	418,090	—	418,090	—	—	418,090
Total Liabilities	$1,076,878	$—	$1,076,878	$70,322	$47,856	$958,700

(1)  Borrowings under repurchase agreements are for a term less than 90 days.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.  MORTGAGE LOANS

Mortgage Loans

The Company invests a portion of its investment portfolio in commercial mortgage loans. As of December 31, 2019, the Company's mortgage loan holdings were approximately $9.4 billion. The Company has specialized in making loans on credit-oriented commercial properties, credit-anchored strip shopping centers, senior living facilities, and apartments. The Company's underwriting procedures relative to its commercial loan portfolio are based, in the Company's view, on a conservative and disciplined approach. The Company concentrates on a small number of commercial real estate asset types associated with the necessities of life (retail, multi-family, senior living, professional office buildings, and warehouses). The Company believes that these asset types tend to weather economic downturns better than other commercial asset classes in which it has chosen not to participate. The Company believes this disciplined approach has helped to maintain a relatively low delinquency and foreclosure rate throughout its history. The majority of the Company's mortgage loans portfolio was underwritten by the Company. From time to time, the Company may acquire loans in conjunction with an acquisition.

The Company's commercial mortgage loans are stated at unpaid principal balance, adjusted for any unamortized premium or discount, and net of valuation allowances. Interest income is accrued on the principal amount of the loan based on the loan's contractual interest rate. Amortization of premiums and discounts is recorded using the effective yield method. Interest income, amortization of premiums and discounts and prepayment fees are reported in net investment income.

The following table includes a breakdown of the Company's commercial mortgage loan portfolio by property type as of December 31, 2019 and 2018:

	Percentage of Mortgage Loans on Real Estate
	As of December 31,
Type	2019	2018
Retail	36.8%	45.0%
Office Buildings	14.4	13.2
Apartments	12.5	10.2
Warehouses	16.4	11.3
Senior housing	14.7	15.8
Other	5.2	4.5
	100.0%	100.0%

The Company specializes in originating mortgage loans on either credit-oriented or credit-anchored commercial properties. No single tenant's exposure represents more than 1.0% of mortgage loans. As

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.  MORTGAGE LOANS — (Continued)

of December 31, 2019 and 2018, approximately 60.2% and 62.5% of the mortgage loans are on properties located in the following states, respectively:

Percentage of Mortgage Loans on Real Estate
State	As of December 31, 2019
California	11.9%
Texas	7.7
Alabama	7.2
Florida	6.5
Georgia	5.7
North Carolina	5.0
Utah	4.2
Michigan	4.1
Illinois	4.0
Ohio	3.9
60.2%
Percentage of Mortgage Loans on Real Estate
State	As of December 31, 2018
Florida	8.8%
Alabama	8.6
Texas	7.5
Georgia	7.3
California	7.2
Michigan	4.8
Tennessee	4.7
Utah	4.7
Ohio	4.5
North Carolina	4.4
62.5%

During the year ended December 31, 2019, the Company funded approximately $1.2 billion of new loans, with an average loan size of $7.9 million. The average size mortgage loan in the portfolio as of December 31, 2019, was $5.1 million and the weighted-average interest rate was 4.5%. The largest single mortgage loan at December 31, 2019 was $78.0 million.

Certain of the mortgage loans have call options that occur within the next 10 years. However, if interest rates were to significantly increase, the Company may be unable to exercise the call options on its existing mortgage loans commensurate with the significantly increased market rates. Assuming the loans are called at their next call dates, approximately $134.0 million would become due in 2020, $683.1 million in 2021 through 2025, and $58.2 million in 2026 through 2029.

The Company offers a type of commercial mortgage loan under which the Company will permit a loan-to-value ratio of up to 85% in exchange for a participating interest in the cash flows from the

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.  MORTGAGE LOANS — (Continued)

underlying real estate. As of December 31, 2019 and 2018, approximately $717.0 million and $700.6 million, respectively, of the Company's total mortgage loans principal balance have this participation feature. Cash flows received as a result of this participation feature are recorded as interest income. During the years ended December 31, 2019, 2018, and 2017, the Company recognized $23.4 million, $29.4 million, and $37.2 million of participating mortgage loan income, respectively.

As of December 31, 2019, approximately $3.0 million of invested assets consisted of nonperforming mortgage loans, restructured mortgage loans, or mortgage loans that were foreclosed and were converted to real estate properties. The Company does not expect these investments to adversely affect its liquidity or ability to maintain proper matching of assets and liabilities. During the year ended December 31, 2019, the Company recognized four troubled debt restructurings as a result of the granting concessions to borrowers which included loan terms unavailable from other lenders. These concessions were the result of agreements between the creditor and the debtor. The Company did not identify any loans whose principal was permanently impaired during the year ended December 31, 2019.

As of December 31, 2018, approximately $3.0 million of invested assets consisted of nonperforming mortgage loans, restructured mortgage loans, or mortgage loans that were foreclosed and were converted to real estate properties. The Company does not expect these investments to adversely affect its liquidity or ability to maintain proper matching of assets and liabilities. During the year ended December 31, 2018, certain mortgage loan transactions occurred that were accounted for as troubled debt restructurings. For all mortgage loans, the impact of troubled debt restructurings is generally reflected in our investment balance and in the allowance for mortgage loan credit losses. During the year ended December 31, 2018, the Company recognized one troubled debt restructuring transaction as a result of the Company granting a concession to a borrower which included loan terms unavailable from other lenders. This concession was the result of an agreement between the creditor and the debtor. The Company did not identify any loans whose principal was permanently impaired during the year ended December 31, 2018.

As of December 31, 2017, approximately $6.5 million of invested assets consisted of nonperforming, restructured, or mortgage loans that were foreclosed and were converted to real estate properties. The Company does not expect these investments to adversely affect its liquidity or ability to maintain proper matching of assets and liabilities. During the year ended December 31, 2017, certain mortgage loan transactions occurred that were accounted for as troubled debt restructurings. For all mortgage loans, the impact of troubled debt restructurings is generally reflected in our investment balance and in the allowance for mortgage loan credit losses. During the year ended December 31, 2017, the Company recognized two troubled debt restructurings as a result of the Company granting concessions to borrowers which included loans terms unavailable from other lenders. These concessions were the result of agreements between the creditor and the debtor. The Company did not identify any loans whose principal was permanently impaired during the year ended December 31, 2017.

As of December 31, 2019 and December 31, 2018, there was an allowance for mortgage loan credit losses of $4.9 million and $1.3 million, respectively. Due to the Company's loss experience and nature of the loan portfolio, the Company believes that a collectively evaluated allowance would be inappropriate. The Company believes an allowance calculated through an analysis of specific loans that are believed to have a higher risk of credit impairment provides a more accurate presentation of expected losses in the portfolio and is consistent with the applicable guidance for loan impairments in ASC Subtopic 310. Since the Company uses the specific identification method for calculating the allowance, it is necessary to review the economic situation of each borrower to determine those that

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.  MORTGAGE LOANS — (Continued)

have higher risk of credit impairment. The Company has a team of professionals that monitors borrower conditions such as payment practices, borrower credit, operating performance, and property conditions, as well as ensuring the timely payment of property taxes and insurance. Through this monitoring process, the Company assesses the risk of each loan. When issues are identified, the severity of the issues are assessed and reviewed for possible credit impairment. If a loss is probable, an expected loss calculation is performed and an allowance is established for that loan based on the expected loss. The expected loss is calculated as the excess carrying value of a loan over either the present value of expected future cash flows discounted at the loan's original effective interest rate, or the current estimated fair value of the loan's underlying collateral. A loan may be subsequently charged off at such point that the Company no longer expects to receive cash payments, the present value of future expected payments of the renegotiated loan is less than the current principal balance, or at such time that the Company is party to foreclosure or bankruptcy proceedings associated with the borrower and does not expect to recover the principal balance of the loan.

A charge off is recorded by eliminating the allowance against the mortgage loan and recording the renegotiated loan or the collateral property related to the loan as investment real estate on the balance sheet, which is carried at the lower of the appraised fair value of the property or the unpaid principal balance of the loan, less estimated selling costs associated with the property.

As of December 31, 2019 and 2018, the Company had allowances for mortgage loan credit losses of $4.9 million and $1.3 million, respectively, which is shown in the chart below.

	As of December 31,
	2019	2018
	(Dollars In Thousands)
Beginning balance	$1,296	$—
Charge offs	(350)	—
Recoveries	—	(209)
Provision	3,938	1,505
Ending balance	$4,884	$1,296

It is the Company's policy to cease to carry accrued interest on loans that are over 90 days delinquent. For loans less than 90 days delinquent, interest is accrued unless it is determined that the accrued interest is not collectible. If a loan becomes over 90 days delinquent, it is the Company's general policy to initiate foreclosure proceedings unless a workout arrangement to bring the loan current is in place.

The carrying value of the delinquent loans is shown in the following chart:

	30-59 Days Delinquent	60-89 Days Delinquent	Greater than 90 Days Delinquent	Total Delinquent
	(Dollars In Thousands)
As of December 31, 2019
Commercial mortgage loans	$6,455	$—	$710	$7,165
Number of delinquent commercial mortgage loans	2	—	3	5
As of December 31, 2018
Commercial mortgage loans	$1,044	$—	$1,234	$2,278
Number of delinquent commercial mortgage loans	4	—	1	5

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.  MORTGAGE LOANS — (Continued)

The Company's commercial mortgage loan portfolio consists of mortgage loans that are collateralized by real estate. Due to the collateralized nature of the loans, any assessment of impairment and ultimate loss given a default on the loans is based upon a consideration of the estimated fair value of the real estate. The Company limits accrued interest income on loans to 90 days of interest. Once accrued interest on a non accrual loan is received, interest income is recognized on a cash basis.

The following table for delinquent loans includes the recorded investment, unpaid principal balance, related allowance, average recorded investment, interest income recognized, and cash basis interest income of the commercial loan portfolio as of December 31, 2019 and 2018.

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized	Cash Basis Interest Income
	(Dollars In Thousands)
As of December 31, 2019
Commercial mortgage loans:
With no related allowance recorded	$710	$702	$—	$237	$20	$28
With an allowance recorded	16,209	16,102	4,884	3,242	841	838
As of December 31, 2018
Commercial mortgage loans:
With no related allowance recorded	$—	$—	$—	$—	$—	$—
With an allowance recorded	5,684	5,309	1,296	1,895	267	293

Mortgage loans that were modified in a troubled debt restructuring as of December 31, 2019 and 2018 were as follows:

	Number of contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
	(Dollars In Thousands)
As of December 31, 2019
Troubled debt restructuring:
Commercial mortgage loans	2	$3,771	$3,771
As of December 31, 2018
Troubled debt restructuring:
Commercial mortgage loans	1	$2,688	$1,742

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.  DEFERRED POLICY ACQUISITION COSTS AND VALUE OF BUSINESS ACQUIRED

Deferred Policy Acquisition Costs

The balances and changes in DAC are as follows:

	As of December 31,
	2019	2018
	(Dollars In Thousands)
Balance, beginning of period	$1,348,613	$843,448
Capitalization of commissions, sales, and issue expenses	407,556	446,593
Amortization	(157,280)	(133,500)
Change due to unrealized investment gains and losses	(119,358)	56,153
Implementation of ASU 2014-09	—	135,919
Balance, end of period	$1,479,531	$1,348,613

Value of Business Acquired

The balances and changes in VOBA are as follows:

	As of December 31,
	2019	2018
	(Dollars In Thousands)
Balance, beginning of period	$1,677,717	$1,361,953
Acquisitions	551,892	336,862
Amortization	(18,373)	(92,566)
Change due to unrealized investment gains and losses	(171,212)	71,468
Balance, end of period	$2,040,024	$1,677,717

Based on the balance recorded as of December 31, 2019, the expected amortization of VOBA for the next five years is as follows:

Years	Expected Amortization
(Dollars In Thousands)
2020	$113,345
2021	108,152
2022	107,321
2023	103,926
2024	102,264

11.  GOODWILL

During the fourth quarter of 2019, the Company performed its annual qualitative evaluation of goodwill based on the circumstances that existed as of October 1, 2019 and determined that there was no indication that its segment goodwill was more likely than not impaired and no adjustment to impair goodwill was necessary. The Company has assessed whether events have occurred subsequent to October 1, 2019 that would impact the Company's conclusion and no such events were identified. After consideration of applicable factors and circumstances noted as part of the annual assessment, the

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.  GOODWILL — (Continued)

Company determined that no triggering events had occurred and it was more likely than not that the increase in the fair value of the reporting units would exceed the increase in the carrying value of the reporting units.

As of December 31, 2019, the balance of goodwill for the Company was $825.5 million.

12.  CERTAIN NONTRADITIONAL LONG-DURATION CONTRACTS

The Company issues variable universal life and VA products through its separate accounts for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contract holder. The Company also offers, for our VA products, certain GMDB riders. The most significant of these guarantees involve 1) return of the highest anniversary date account value, or 2) return of the greater of the highest anniversary date account value or the last anniversary date account value compounded at 5% interest or 3) return of premium. The GLWB rider provides the contract holder with protection against certain adverse market impacts on the amount they can withdraw and is classified as an embedded derivative and is carried at fair value on the Company's balance sheet. The VA separate account balances subject to GLWB were $8.4 billion and $8.4 billion as of December 31, 2019 and 2018, respectively. For more information regarding the valuation of and income impact of GLWB, please refer to Note 2, Summary of Significant Accounting Policies, Note 6, Fair Value of Financial Instruments, and Note 7, Derivative Financial Instruments.

The GMDB reserve is calculated by applying a benefit ratio, equal to the present value of total expected GMDB claims divided by the present value of total expected contract assessments, to cumulative contract assessments. This amount is then adjusted by the amount of cumulative GMDB claims paid and accrued interest. Assumptions used in the calculation of the GMDB reserve were as follows: mean investment performance of 6.71%, age-based mortality from the Ruark 2015 ALB table adjusted for company and industry experience, lapse rates determined by a dynamic formula, and an average discount rate of 4.8%. Changes in the GMDB reserve are included in benefits and settlement expenses in the accompanying consolidated statements of income.

The VA separate account balances subject to GMDB were $12.2 billion and $11.8 billion as of December 31, 2019 and 2018, respectively. The total GMDB amount payable based on VA account balances as of December 31, 2019, was $116.1 million (including $42.5 million in the Annuities segment and $73.6 million in the Acquisitions segment) with a GMDB reserve of $25.5 million and $4.7 million in the Annuities and Acquisitions segment, respectively. The average attained age of contract holders as of December 31, 2019 for the Company was 72.

These amounts exclude certain VA business which has been 100% reinsured to Commonwealth Annuity and Life Insurance Company (formerly known as Allmerica Financial Life Insurance and Annuity Company) ("CALIC") under a Modco agreement. The guaranteed amount payable associated with the annuities reinsured to CALIC was $7.1 million and is included in the Acquisitions segment. The average attained age of contract holders as of December 31, 2019, was 68.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.  CERTAIN NONTRADITIONAL LONG-DURATION CONTRACTS — (Continued)

Activity relating to GMDB reserves (excluding those 100% reinsured under the Modco agreement) is as follows:

	For The Year Ended December 31,
	2019	2018	2017
	(Dollars In Thousands)
Beginning balance	$34,700	$26,934	$27,835
Incurred guarantee benefits	(809)	11,065	(181)
Less: Paid guarantee benefits	3,664	3,299	720
Ending balance	$30,227	$34,700	$26,934

Account balances of variable annuities with guarantees invested in variable annuity separate accounts are as follows:

	As of December 31,
	2019	2018
	(Dollars In Thousands)
Equity mutual funds	$8,074,490	$5,300,024
Fixed income mutual funds	4,167,158	6,568,575
Total	$12,241,648	$11,868,599

Certain of the Company's fixed annuities and universal life products have a sales inducement in the form of a retroactive interest credit ("RIC"). In addition, certain annuity contracts provide a sales inducement in the form of a bonus interest credit. The Company maintains a reserve for all interest credits earned to date. The Company defers the expense associated with the RIC and bonus interest credits each period and amortizes these costs in a manner similar to that used for DAC.

Activity in the Company's deferred sales inducement asset, recorded on the balance sheet in other assets was as follows:

	For The Year Ended December 31,
	2019	2018	2017
	(Dollars In Thousands)
Deferred asset, beginning of period	$39,577	$30,956	$22,497
Amounts deferred	5,813	13,336	14,246
Amortization	(2,860)	(4,715)	(5,787)
Deferred asset, end of period	$42,530	$39,577	$30,956

13.  REINSURANCE

The Company reinsures certain of its risks with (cedes), and assumes risks from, other insurers under yearly renewable term, coinsurance, and modified coinsurance agreements. Under yearly renewable term agreements, the Company reinsures only the mortality risk, while under coinsurance the Company reinsures a proportionate share of all risks arising under the reinsured policy. Under coinsurance, the reinsurer receives a proportionate share of the premiums less commissions and is liable for a corresponding share of all benefit payments. Modified coinsurance is accounted for in a

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.  REINSURANCE — (Continued)

manner similar to coinsurance except that the liability for future policy benefits is held by the ceding company, and settlements are made on a net basis between the companies.

Reinsurance ceded arrangements do not discharge the Company as the primary insurer. Ceded balances would represent a liability of the Company in the event the reinsurers were unable to meet their obligations to us under the terms of the reinsurance agreements. The Company monitors the concentration of credit risk the Company has with any reinsurer, as well as the financial condition of its reinsurers. As of December 31, 2019, the Company had reinsured approximately 28% of the face value of its life insurance in-force. The Company has reinsured approximately 12% of the face value of its life insurance in-force with the following three reinsurers:

•  Security Life of Denver Insurance Co. (currently administered by Hannover Re)

•  Swiss Re Life & Health America Inc.

•  The Lincoln National Life Insurance Co. (currently administered by Swiss Re Life & Health America Inc.)

The Company has not experienced any credit losses for the years ended December 31, 2019, 2018, or 2017 related to these reinsurers. The Company has set limits on the amount of insurance retained on the life of any one person. The amount of insurance retained by the Company on any one life on traditional life insurance was $500,000 in years prior to mid-2005. In 2005, this retention amount was increased to $1,000,000 for certain policies, and during 2008, it was increased to $2,000,000 for certain policies. During 2016, the retention amount was increased to $5,000,000.

Reinsurance premiums, commissions, expense reimbursements, benefits, and reserves related to reinsured long-duration contracts are accounted for over the life of the underlying reinsured contracts using assumptions consistent with those used to account for the underlying contracts. The cost of reinsurance related to short-duration contracts is accounted for over the reinsurance contract period. Amounts recoverable from reinsurers, for both short- and long-duration reinsurance arrangements, are estimated in a manner consistent with the claim liabilities and policy benefits associated with reinsured policies.

The following table presents the net life insurance in-force:

	As of December 31,
	2019	2018
	(Dollars In Thousands)
Direct life insurance in-force	$766,196,760	$765,986,223
Amounts assumed from other companies	212,573,612	135,407,408
Amounts ceded to other companies	(271,600,818)	(302,149,614)
Net life insurance in-force	$707,169,554	$599,244,017
Percentage of amount assumed to net	30%	23%

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.  REINSURANCE — (Continued)

The following table reflects the effect of reinsurance on life, accident/health, and property and liability insurance premiums written and earned:

	Gross Amount	Ceded to Other Companies	Assumed from Other Companies	Net Amount
	(Dollars In Thousands)
For The Year Ended December 31, 2019
Premiums and policy fees:
Life insurance	$2,852,899	$(1,383,822)	$835,677	$2,304,754	(1)
Accident/health insurance	42,248	(26,952)	41,406	56,702
Property and liability insurance	280,734	(106,430)	3,238	177,542
Total	$3,175,881	$(1,517,204)	$880,321	$2,538,998
For The Year Ended December 31, 2018
Premiums and policy fees:
Life insurance	$2,681,191	$(1,249,906)	$626,283	$2,057,568	(1)
Accident/health insurance	47,028	(30,126)	12,826	29,728
Property and liability insurance	284,323	(103,478)	4,857	185,702
Total	$3,012,542	$(1,383,510)	$643,966	$2,272,998
For The Year Ended December 31, 2017
Premiums and policy fees:
Life insurance	$2,655,846	$(1,230,258)	$435,113	$1,860,701	(1)
Accident/health insurance	51,991	(33,052)	14,946	33,885
Property and liability insurance	288,809	(103,786)	9,657	194,680
Total	$2,996,646	$(1,367,096)	$459,716	$2,089,266

(1)  Includes annuity policy fees of $164.3 million, $177.1 million, and $173.5 million, for the years ended December 31, 2019, 2018, and 2017, respectively.

As of December 31, 2019 and 2018, policy and claim reserves relating to insurance ceded of $4.4 billion and $4.5 billion, respectively, are included in reinsurance receivables. Should any of the reinsurers be unable to meet its obligation at the time of the claim, the Company would be obligated to pay such claims. As of December 31, 2019 and 2018, the Company had paid $86.3 million and $116.1 million, respectively, of ceded benefits which are recoverable from reinsurers. In addition, as of December 31, 2019 and 2018, the Company had receivables of $64.6 million and $64.8 million, respectively, related to insurance assumed.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.  REINSURANCE — (Continued)

The Company's third party reinsurance receivables amounted to $4.2 billion and $4.5 billion as of December 31, 2019 and 2018, respectively. These amounts include ceded reserve balances and ceded benefit payments. The ceded benefit payments are recoverable from reinsurers. The following table sets forth the receivables attributable to our more significant reinsurance partners:

	As of December 31,
	2019		2018
	Reinsurance Receivable	A.M. Best Rating	Reinsurance Receivable	A.M. Best Rating
	(Dollars In Millions)
Security Life of Denver Insurance Company	$631.4	NR	$722.2	A
Swiss Re Life & Health America, Inc.	560.0	A+	603.8	A+
Lincoln National Life Insurance Co.	463.5	A+	461.1	A+
Transamerica Life Insurance Co.	330.3	A	301.0	A+
American United Life Insurance Company	273.3	A+	242.8	A+
RGA Reinsurance Company	261.2	A+	260.5	A+
Employers Reassurance Corporation	187.4	NR	178.4	B+
Centre Reinsurance (Bermuda) Ltd	181.4	NR	197.4	NR
SCOR Global Life(1)	181.2	A+	317.2	A+
The Canada Life Assurance Company	168.3	A+	188.2	A+

(1)  Includes SCOR Global Life Americas Reinsurance Company, SCOR Global Life USA Reinsurance Co, and SCOR Global Life Reinsurance Co of Delaware

The Company's reinsurance contracts typically do not have a fixed term. In general, the reinsurers' ability to terminate coverage for existing cessions is limited to such circumstances as material breach of contract or non-payment of premiums by the ceding company. The reinsurance contracts generally contain provisions intended to provide the ceding company with the ability to cede future business on a basis consistent with historical terms. However, either party may terminate any of the contracts with respect to future business upon appropriate notice to the other party.

Generally, the reinsurance contracts do not limit the overall amount of the loss that can be incurred by the reinsurer. The amount of liabilities ceded under contracts that provide for the payment of experience refunds is immaterial.

14.  DEBT AND OTHER OBLIGATIONS

Under a revolving line of credit arrangement that was in effect until May 3, 2018 (the "2015 Credit Facility"), the Company had the ability to borrow on an unsecured basis up to an aggregate principal amount of $1.0 billion. The Company had the right in certain circumstances to request that the commitment under the 2015 Credit Facility be increased up to a maximum principal amount of $1.25 billion. Balances outstanding under the 2015 Credit Facility accrued interest at a rate equal to, at the option of the Borrowers, (i) LIBOR plus a spread based on the ratings of PLC's Senior Debt, or (ii) the sum of (A) a rate equal to the highest of (x) the Administrative Agent's prime rate, (y) 0.50% above the Funds rate, or (z) the one-month LIBOR plus 1.00% and (B) a spread based on the ratings of PLC's Senior Debt. The 2015 Credit Facility also provided for a facility fee at a rate that varies with

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.  DEBT AND OTHER OBLIGATIONS — (Continued)

the ratings of the PLC's Senior Debt and that is calculated on the aggregate amount of commitments under the 2015 Credit Facility, whether used or unused. The annual facility fee rate was 0.125% of the aggregate principal amount. The Credit Facility provided that PLC was liable for the full amount of any obligations for borrowings or letters of credit, including those of the Company, under the 2015 Credit Facility. The maturity date of the 2015 Credit Facility was February 2, 2020.

On May 3, 2018, the Company amended the 2015 Credit Facility (as amended, the "Credit Facility"). Under the Credit Facility, the Company has the ability to borrow on an unsecured basis up to an aggregate principal amount of $1.0 billion. The Company has the right in certain circumstances to request that the commitment under the Credit Facility be increased up to a maximum principal amount of $1.5 billion. Balances outstanding under the Credit Facility accrue interest at a rate equal to, at the option of the Borrowers, (i) LIBOR plus a spread based on the ratings of PLC's Senior Debt, or (ii) the sum of (A) a rate equal to the highest of (x) the Administrative Agent's Prime rate, (y) 0.50% above the Funds rate, or (z) the one-month LIBOR plus 1.00% and (B) a spread based on the ratings of PLC's Senior Debt. The Credit Facility also provided for a facility fee at a rate that varies with the ratings of PLC's Senior Debt and that is calculated on the aggregate amount of commitments under the Credit Facility, whether used or unused. The annual facility fee rate is 0.125% of the aggregate principal amount. The Credit Facility provides that PLC is liable for the full amount of any obligations for borrowings or letters of credit, including those of the Company, under the Credit Facility. The maturity date of the Credit Facility is May 3, 2023. The Company is not aware of any non-compliance with the financial debt covenants of the Credit Facility as of December 31, 2019. PLC did not have an outstanding balance on the Credit Facility as of December 31, 2019.

During 2018, the Company issued $110.0 million of Subordinated Funding Obligations at a rate of 3.55% due 2038.

Non-Recourse Funding Obligations

Golden Gate Captive Insurance Company

On January 15, 2016, Golden Gate Captive Insurance Company ("Golden Gate"), a Vermont special purpose financial insurance company and a wholly owned subsidiary of the Company, and Steel City, LLC ("Steel City"), a newly formed wholly owned subsidiary of PLC, entered into an 18-year transaction to finance $2.188 billion of "XXX" reserves related to the acquired GLAIC Block and the other term life insurance business reinsured to Golden Gate by the Company and WCL, a direct wholly owned subsidiary of the Company. Steel City issued notes (the "2016 Steel City Notes") with an aggregate initial principal amount of $2.188 billion to Golden Gate in exchange for a surplus note issued by Golden Gate (the "2016 Surplus Notes") with an initial principal amount of $2.188 billion. Through the structure, Hannover Life Reassurance Company of America (Bermuda) Ltd., The Canada Life Assurance Company (Barbados Branch) and Nomura Americas Re Ltd. (collectively, the "Risk-Takers") provide credit enhancement to the 2016 Steel City Notes in exchange for credit enhancement fees. The transaction is "non-recourse" to PLC, WCL, and the Company, meaning that none of these companies, other than Golden Gate, are liable to reimburse the Risk-Takers for any credit enhancement payments required to be made. On December 31, 2019, in connection with the amendments discussed below, the 2016 Surplus Note was cancelled and replaced by a newly issued fixed rate surplus note (the "Surplus Note") and the 2016 Steel City Notes were cancelled and replaced by three newly issued fixed rate surplus notes (the "Steel City Notes").

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.  DEBT AND OTHER OBLIGATIONS — (Continued)

On December 31, 2019, the transaction was amended and restated whereby the Company ceded certain acquired term life insurance policies to Golden Gate. These policies were originally coinsured by the Company from Liberty Life Assurance Company of Boston (the "LLAC Block") and were then retroceded from the Company to Golden Gate concurrent with this amendment and restatement. The cession from the Company to Golden Gate included the initial estimated transfer of approximately $76.4 million of policyholder liabilities. As a result of this amendment and restatement, Golden Gate recorded an estimated initial ceding allowance payable to the Company of approximately $76.4 million and initial premium transfers from the Company of approximately $76.4 million. There was no change to the reinsurance arrangement with respect to the policies originally ceded under the original 2016 transaction.

As of December 31, 2019, the aggregate principal balance of the Steel City Notes was $2.028 billion. In connection with this transaction, PLC has entered into certain support agreements under which it guarantees or otherwise supports certain obligations of Golden Gate or Steel City including a guarantee of the fees to the Risk-Takers. The support agreements provide that amounts would become payable by PLC if Golden Gate's annual general corporate expenses were higher than modeled amounts, certain reinsurance rates applicable to the subject business increase beyond modeled amounts or in the event write-downs due to other-than-temporary impairments on assets held in certain accounts exceed defined threshold levels. Additionally, PLC has entered into a separate agreement to guarantee payment of certain fee amounts in connection with the credit enhancement of the Steel City Notes. As of December 31, 2019, no payments have been made under these agreements.

In connection with the transaction outlined above, Golden Gate had a $2.028 billion outstanding non-recourse funding obligation as of December 31, 2019. This non-recourse funding obligation matures in 2039 and accrues interest at a fixed annual rate of 4.70%.

Golden Gate II Captive Insurance Company

Golden Gate II Captive Insurance Company ("Golden Gate II"), a South Carolina special purpose financial captive insurance company and wholly owned subsidiary, had $575 million of non-recourse funding obligations as of December 31, 2019. These outstanding non-recourse funding obligations were issued to special purpose trusts, which in turn issued securities to third parties. Certain of our affiliates own a portion of these securities. As of December 31, 2019, securities related to $20.6 million of the balance of the non-recourse funding obligations were held by external parties, securities related to $309.3 million of the non-recourse funding obligations were held by nonconsolidated affiliates, and $245.1 million were held by consolidated subsidiaries of the Company. PLC has entered into certain support agreements with Golden Gate II obligating it to make capital contributions or provide support related to certain of Golden Gate II's expenses and in certain circumstances, to collateralize certain of PLC's obligations to Golden Gate II. These support agreements provide that amounts would become payable by PLC to Golden Gate II if its annual general corporate expenses were higher than modeled amounts or if Golden Gate II's investment income on certain investments or premium income was below certain actuarially determined amounts. PLC made a payment of $1.0 million under the Interest Support Agreement during the second quarter of 2019. In addition, certain Interest Support Agreement obligations to the Company of approximately $4.9 million have been collateralized by PLC under the terms of that agreement. PLC made a payment of approximately $1.0 million under the YRT Premium Support Agreement. Re-evaluation and, if necessary, adjustments of any support agreement

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.  DEBT AND OTHER OBLIGATIONS — (Continued)

collateralization amounts occur annually during the first quarter pursuant to the terms of the support agreements.

During the year ended December 31, 2019, the Company and its affiliates did not repurchase any of its outstanding non-recourse obligations, at a discount. During the year ended December 31, 2018, the Company and its affiliates repurchased $38.0 million of its outstanding non-recourse funding obligations, at a discount.

Golden Gate V Vermont Captive Insurance Company

On October 10, 2012, Golden Gate V Vermont Captive Insurance Company ("Golden Gate V"), a Vermont special purpose financial insurance company and Red Mountain, LLC ("Red Mountain"), both wholly owned subsidiaries, entered into a 20-year transaction to finance up to $945 million of "AXXX" reserves related to a block of universal life insurance policies with secondary guarantees issued by the Company and its subsidiary, West Coast Life Insurance Company ("WCL"). Golden Gate V issued non-recourse funding obligations to Red Mountain, and Red Mountain issued a note with an initial principal amount of $275 million, increasing to a maximum of $945 million in 2027, to Golden Gate V for deposit to a reinsurance trust supporting Golden Gate V's obligations under a reinsurance agreement with WCL, pursuant to which WCL cedes liabilities relating to the policies of WCL and retrocedes liabilities relating to the policies of the Company. Through the structure, Hannover Life Reassurance Company of America ("Hannover Re"), the ultimate risk taker in the transaction, provides credit enhancement to the Red Mountain note for the 20-year term in exchange for a fee. The transaction is "non-recourse" to Golden Gate V, Red Mountain, WCL, PLC, and the Company, meaning that none of these companies are liable for the reimbursement of any credit enhancement payments required to be made. As of December 31, 2019, the principal balance of the Red Mountain note was $720 million. Future scheduled capital contributions to prefund credit enhancement fees amount to approximately $107.3 million and will be paid in annual installments through 2031. In connection with the transaction, PLC has entered into certain support agreements under which it guarantees or otherwise supports certain obligations of Golden Gate V or Red Mountain. The support agreements provide that amounts would become payable by PLC if Golden Gate V's annual general corporate expenses were higher than modeled amounts or in the event write-downs due to other-than-temporary impairments on assets held in certain accounts exceed defined threshold levels. Additionally, PLC has entered into separate agreements to indemnify Golden Gate V with respect to material adverse changes in non-guaranteed elements of insurance policies reinsured by Golden Gate V and to guarantee payment of certain fee amounts in connection with the credit enhancement of the Red Mountain note. As of December 31, 2019, no payments have been made under these agreements.

In connection with the transaction outlined above, Golden Gate V had a $720 million outstanding non-recourse funding obligation as of December 31, 2019. This non-recourse funding obligation matures in 2037, has scheduled increases in principal to a maximum of $945 million, and accrues interest at a fixed annual rate of 6.25%.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.  DEBT AND OTHER OBLIGATIONS — (Continued)

Non-recourse funding obligations outstanding, on a consolidated basis, are shown in the following table:

Issuer	Outstanding Principal	Carrying Value(1)	Maturity Year	Year-to-Date Weighted-Avg Interest Rate
	(Dollars In Thousands)
As of December 31, 2019
Golden Gate Captive Insurance Company(2)(3)	$2,028,000	$2,028,000	2039	4.70%
Golden Gate II Captive Insurance Company	329,949	274,955	2052	5.06%
Golden Gate V Vermont Captive Insurance Company(2)(3)	720,000	777,527	2037	5.12%
MONY Life Insurance Company(3)	1,091	2,271	2024	6.19%
Total	$3,079,040	$3,082,753
Issuer	Outstanding Principal	Carrying Value(1)	Maturity Year	Year-to-Date Weighted-Avg Interest Rate
	(Dollars In Thousands)
As of December 31, 2018
Golden Gate Captive Insurance Company(2)(3)	$1,883,000	$1,883,000	2039	4.75%
Golden Gate II Captive Insurance Company	329,949	273,535	2052	4.24%
Golden Gate V Vermont Captive Insurance Company(3)	670,000	729,454	2037	5.12%
MONY Life Insurance Company(3)	1,091	2,340	2024	6.19%
Total	$2,884,040	$2,888,329

(1)  Carrying values include premiums and discounts and do not represent unpaid principal balances.

(2)  Obligations are issued to non-consolidated subsidiaries of PLC. These obligations collateralize certain held-to-maturity securities issued by wholly owned subsidiaries of the Company.

(3)  Fixed rate obligations

Letters of Credit

Golden Gate III Vermont Captive Insurance Company

On April 23, 2010, Golden Gate III Vermont Captive Insurance Company ("Golden Gate III"), a Vermont special purpose financial insurance company and wholly owned subsidiary of PLICO, entered into a Reimbursement Agreement (the "Reimbursement Agreement") with UBS AG, Stamford Branch ("UBS"), as issuing lender. Under the Reimbursement Agreement, UBS issued a letter of credit (the "LOC)") to a trust for the benefit of WCL. The Reimbursement Agreement has undergone three separate amendments and restatements. The Reimbursement Agreement's current effective date is June 25, 2014. The LOC balance reached its scheduled peak of $935.0 million in 2015. As of December 31, 2019, the LOC balance was $800.0 million. The term of the LOC is expected to be

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.  DEBT AND OTHER OBLIGATIONS — (Continued)

approximately 15 years from the original issuance date. This transaction is "non-recourse" to WCL, PLC, and the Company, meaning that none of these companies other than Golden Gate III are liable for reimbursement on a draw of the LOC. PLC has entered into certain support agreements with Golden Gate III obligating PLC to make capital contributions or provide support related to certain of Golden Gate III's expenses and in certain circumstances, to collateralize certain of PLC's obligations to Golden Gate III. The future scheduled capital contribution amount of approximately $20.0 million will be paid in 2021. These contributions may be subject to potential offset against dividend payments as permitted under the terms of the Reimbursement Agreement. The support agreements provide that amounts would become payable by PLC to Golden Gate III if Golden Gate III's annual general corporate expenses were higher than modeled amounts or if specified catastrophic losses occur during defined time periods with respect to the policies reinsured by Golden Gate III. Pursuant to the terms of an amended and restated letter agreement with UBS, PLC has continued to guarantee the payment of fees to UBS as specified in the Reimbursement Agreement. As of December 31, 2019, no payments have been made under these agreements.

Golden Gate IV Vermont Captive Insurance Company

Golden Gate IV Vermont Captive Insurance Company ("Golden Gate IV"), a Vermont special purpose financial insurance company and wholly owned subsidiary, is party to a Reimbursement Agreement with UBS AG, Stamford Branch, as issuing lender. Under the Reimbursement Agreement, dated December 10, 2010, UBS issued a LOC in the initial amount of $270.0 million to a trust for the benefit of WCL. Pursuant to the terms of the Reimbursement Agreement, the LOC reached its scheduled peak amount of $790 million in 2016. As of December 31, 2019, the LOC balance was $755 million. The term of the LOC is expected to be 12 years from the original issuance date (stated maturity of December 30, 2022). The LOC was issued to support certain obligations of Golden Gate IV to WCL under an indemnity reinsurance agreement, pursuant to which WCL cedes liabilities relating to the policies of WCL and retrocedes liabilities relating to the policies of the Company. This transaction is "non-recourse" to WCL, PLC, and the Company, meaning that none of these companies other than Golden Gate IV are liable for reimbursement on a draw of the LOC. PLC has entered into certain support agreements with Golden Gate IV obligating PLC to make capital contributions or provide support related to certain of Golden Gate IV's expenses and in certain circumstances, to collateralize certain of PLC's obligations to Golden Gate IV. The support agreements provide that amounts would become payable by PLC to Golden Gate IV if Golden Gate IV's annual general corporate expenses were higher than modeled amounts or if specified catastrophic losses occur during defined time periods with respect to the policies reinsured by Golden Gate IV. PLC has also entered into a separate agreement to guarantee the payments of LOC fees under the terms of the Reimbursement Agreement. As of December 31, 2019, no payments have been made under these agreements.

Secured Financing Transactions

Repurchase Program Borrowings

While the Company anticipates that the cash flows of its operating subsidiaries will be sufficient to meet its investment commitments and operating cash needs in a normal credit market environment, the Company recognizes that investment commitments scheduled to be funded may, from time to time, exceed the funds then available. Therefore, the Company has established repurchase agreement programs for certain of its insurance subsidiaries to provide liquidity when needed. The Company

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.  DEBT AND OTHER OBLIGATIONS — (Continued)

expects that the rate received on its investments will equal or exceed its borrowing rate. Under this program, the Company may, from time to time, sell an investment security at a specific price and agree to repurchase that security at another specified price at a later date. These borrowings are typically for a term less than 90 days. The fair value of securities to be repurchased is monitored and collateral levels are adjusted where appropriate to protect the counterparty against credit exposure. Cash received is invested in fixed maturity securities, and the agreements provided for net settlement in the event of default or on termination of the agreements. As of December 31, 2019, the fair value of securities pledged under the repurchase program was $282.2 million and the repurchase obligation of $270.0 million was included in the Company's consolidated balance sheets (at an average borrowing rate of 163 basis points). During the year ended December 31, 2019, the maximum balance outstanding at any one point in time related to these programs was $900.0 million. The average daily balance was $212.2 million (at an average borrowing rate of 214 basis points) during the year ended December 31, 2019. During 2018, the maximum balance outstanding at any one point in time related to these programs was $885.0 million. The average daily balance was $511.4 million (at an average borrowing rate of 184 basis points) during the year ended December 31, 2018.

Securities Lending

The Company participates in securities lending, primarily as an investment yield enhancement, whereby securities that are held as investments are loaned out to third parties for short periods of time. The Company requires collateral at least equal to 102% of the fair value of the loaned securities to be separately maintained. The loaned securities' fair value is monitored on a daily basis and collateral is adjusted accordingly. The Company maintains ownership of the securities at all times and is entitled to receive from the borrower any payments for interest received on such securities during the loan term. Securities lending transactions are accounted for as secured borrowings. As of December 31, 2019, securities with a fair value of $62.8 million were loaned under this program. As collateral for the loaned securities, the Company receives cash, which is primarily reinvested in short term repurchase agreements, which are also collateralized by U.S. Government or U.S. Government Agency securities, and government money market funds. These investments recorded in "short-term investments" with a corresponding liability recorded in "secured financing liabilities" to account for its obligation to return the collateral. As of December 31, 2019, the fair value of the collateral related to this program was $65.5 million and the Company has an obligation to return $65.5 million of collateral to the securities borrowers.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.  DEBT AND OTHER OBLIGATIONS — (Continued)

The following table provides the fair value of collateral pledged for repurchase agreements, grouped by asset class, as of December 31, 2019 and 2018:

Repurchase Agreements, Securities Lending Transactions, and Repurchase-to-Maturity Transactions Accounted for as Secured Borrowings

	Remaining Contractual Maturity of the Agreements
	As of December 31, 2019
	(Dollars In Thousands)
	Overnight and Continuous	Up to 30 days	30-90 days	Greater Than 90 days	Total
Repurchase agreements and repurchase-to-maturity transactions
U.S. Treasury and agency securities	$282,198	$—	$—	$—	$282,198
Mortgage loans	—	—	—	—	—
Total repurchase agreements and repurchase-to-maturity transactions	$282,198	$—	$—	$—	$282,198
Securities lending transactions
Fixed maturity securities	55,720	—	—	—	55,720
Equity securities	7,120	—	—	—	7,120
Redeemable preferred stocks	—	—	—	—	—
Total securities lending transactions	62,840	—	—	—	62,840
Total securities	$345,038	$—	$—	$—	$345,038

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.  DEBT AND OTHER OBLIGATIONS — (Continued)

Repurchase Agreements, Securities Lending Transactions, and Repurchase-to-Maturity Transactions Accounted for as Secured Borrowings

	Remaining Contractual Maturity of the Agreements
	As of December 31, 2018
	(Dollars In Thousands)
	Overnight and Continuous	Up to 30 days	30-90 days	Greater Than 90 days	Total
Repurchase agreements and repurchase-to-maturity transactions
U.S. Treasury and agency securities	$433,182	$18,713	$—	$—	$451,895
Mortgage loans	—	—	—	—	—
Total repurchase agreements and repurchase-to-maturity transactions	$433,182	$18,713	$—	$—	$451,895
Securities lending transactions
Fixed maturity securities	71,285	—	—	—	71,285
Equity securities	891	—	—	—	891
Redeemable preferred stocks	—	—	—	—	—
Total securities lending transactions	72,176	—	—	—	72,176
Total securities	$505,358	$18,713	$—	$—	$524,071

Other Obligations

The Company routinely receives from or pays to affiliates, under the control of PLC, reimbursements for expenses incurred on one another's behalf. Receivables and payables among affiliates are generally settled monthly.

Interest Expense

Interest expense, included in other operating expenses, is summarized as follows:

	For The Year Ended December 31,
	2019	2018	2017
	(Dollars In Millions)
Subordinated funding obligations	$3.9	$2.6	$—
Non-recourse funding obligations, other obligations, and repurchase agreements	$175.8	$181.9	$177.7
Total interest expense	$179.7	$184.5	$177.7

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.  COMMITMENTS AND CONTINGENCIES

The Company leases administrative and marketing office space in approximately 16 cities (excluding the home office building), as well as various office equipment. Most leases have terms ranging from two to twenty-five years. Leases with an initial term of 12 months or less are not recorded on the consolidated balance sheet. The Company accounts for lease components separately from non-lease components (e.g., common area maintenance). Certain of the Company's lease agreements include options to renew at the Company's discretion. Management has concluded that the Company is not reasonably certain to elect any of these renewal options. The Company will use the interest rates received on its funding agreement backed notes as the collateralized discount rate when calculating the present value of remaining lease payments when the rate implicit in the lease is unavailable. Additionally, the Company previously leased a building contiguous to its home office. The lease was renewed in December 2013 and was extended to December 2018. At the end of the lease term in December 2018, the Company purchased the building for approximately $75.0 million. The building is recorded in property and equipment, net of accumulated depreciation on the consolidated balance sheet.

The Company had rental expense of $6.3 million, and $11.3 million, and $11.7 million for the years ended December 31, 2019, 2018, and 2017, respectively. The aggregate annualized rent was approximately $6.3 million for the year ended December 31, 2019. The following is a schedule by year of future minimum rental payments required under these leases:

Year	Amount
(Dollars In Thousands)
2020	$5,001
2021	3,986
2022	3,066
2023	3,035
2024	3,094
Thereafter	1,496

As of December 31, 2019 and 2018, the Company had outstanding mortgage loan commitments of $757.4 million at an average rate of 3.99% and $685.3 million at an average rate of 4.42%, respectively.

Under the insurance guaranty fund laws in most states, insurance companies doing business therein can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. From time to time, companies may be asked to contribute amounts beyond prescribed limits. It is possible that the Company could be assessed with respect to product lines not offered by the Company. In addition, legislation may be introduced in various states with respect to guaranty fund assessment laws related to insurance products, including long term care insurance and other specialty products, that increases the cost of future assessments or alters future premium tax offsets received in connection with guaranty fund assessments. The Company cannot predict the amount, nature or timing of any future assessments or legislation, any of which could have a material and adverse impact on the Company's financial condition or results of operations.

A number of civil jury verdicts have been returned against insurers, broker dealers and other providers of financial services involving sales, refund or claims practices, alleged agent misconduct, failure to properly supervise representatives, relationships with agents or persons with whom the insurer does

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.  COMMITMENTS AND CONTINGENCIES — (Continued)

business, and other matters. Often these lawsuits have resulted in the award of substantial judgments that are disproportionate to the actual damages, including material amounts of punitive and non-economic compensatory damages. In some states, juries, judges, and arbitrators have substantial discretion in awarding punitive and non-economic compensatory damages which creates the potential for unpredictable material adverse judgments or awards in any given lawsuit or arbitration. Arbitration awards are subject to very limited appellate review. In addition, in some class action and other lawsuits, companies have made material settlement payments. The financial services and insurance industries in particular are also sometimes the target of law enforcement and regulatory investigations relating to the numerous laws and regulations that govern such companies. Some companies have been the subject of law enforcement or regulatory actions or other actions resulting from such investigations. The Company, in the ordinary course of business, is involved in such matters.

The Company establishes liabilities for litigation and regulatory actions when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. For matters where a loss is believed to be reasonably possible, but not probable, no liability is established. For such matters, the Company may provide an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. The Company reviews relevant information with respect to litigation and regulatory matters on a quarterly and annual basis and updates its established liabilities, disclosures and estimates of reasonably possible losses or range of loss based on such reviews.

The Company and certain of its insurance subsidiaries, as well as certain other insurance companies for which the Company has coinsured blocks of life insurance and annuity policies, are under audit for compliance with the unclaimed property laws of a number of states. The audits are being conducted on behalf of the treasury departments or unclaimed property administrators in such states. The focus of the audits is on whether there have been unreported deaths, maturities, or policies that have exceeded limiting age with respect to which death benefits or other payments under life insurance or annuity policies should be treated as unclaimed property that should be escheated to the state. The Company is presently unable to estimate the reasonably possible loss or range of loss that may result from the audits due to a number of factors, including the early stages of the audits being conducted, and uncertainty as to whether the Company or other companies are responsible for the liabilities, if any, arising in connection with certain co-insured policies. The Company will continue to monitor the matter for any developments that would make the loss contingency associated with the audits reasonably estimable.

Advance Trust & Life Escrow Services, LTA, as Securities Intermediary of Life Partners Position Holder Trust v. Protective Life Insurance Company, Case No. 2:18-CV-01290, is a putative class action that was filed on August 13, 2018 in the United States District Court for the Northern District of Alabama. Plaintiff alleges that the Company required policyholders to pay unlawful and excessive cost of insurance charges. Plaintiff seeks to represent all owners of universal life and variable universal life policies issued or administered by the Company or its predecessors that provide that cost of insurance rates are to be determined based on expectations of future mortality experience. The plaintiff seeks class certification, compensatory damages, pre-judgment and post-judgment interest, costs, and other unspecified relief. The Company is vigorously defending this matter and cannot predict the outcome of or reasonably estimate the possible loss or range of loss that might result from this litigation.

Scottish Re (U.S.), Inc. ("SRUS") was placed in rehabilitation on March 6, 2019 by the State of Delaware. Under the related order, the Insurance Commissioner of the State of Delaware has been appointed the

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.  COMMITMENTS AND CONTINGENCIES — (Continued)

receiver of SRUS and provided with authority to conduct and continue the business of SRUS in the interest of its cedents, creditors, and stockholder. The order was accompanied by an injunction requiring the continued payment of reinsurance premiums to SRUS and temporarily prohibiting cedents, including the Company, from offsetting premiums payable against receivables from SRUS. On June 20, 2019, the Delaware Court of Chancery entered an order approving a Revised Offset Plan, which allows cedents, including the Company, to offset premiums under certain circumstances.

As of December 31, 2019, the Company had outstanding claims receivable from SRUS of $15.2 million, and other exposures associated with reinsurance receivables of approximately $118.4 million and statutory reserve credit of approximately $134.7 million. The Company continues to monitor SRUS and the actions of the receiver through discussions with legal counsel and review of publicly available information. However, management does not have sufficient information about the current assets or capital position of SRUS. Additionally, it is unclear how the rehabilitation process will proceed or whether or to what extent the ultimate outcome of the rehabilitation process will be unfavorable to the Company.

The Company considered whether the accrual of a loss contingency under FASB ASC Topic 450, Contingencies, was appropriate with respect to amounts receivable from SRUS for ceded claims and reserves as of December 31, 2019. Due to the lack of sufficient information to support an analysis of SRUS's financial condition as of December 31, 2019 and uncertainty regarding whether and to what extent the ultimate outcome of the rehabilitation process will result in an outcome unfavorable to the Company, management concluded that any possible impairment of its reinsurance receivables balance could not be reasonably estimated.

16.  SHAREOWNER'S EQUITY

PLC owns all of the 2,000 shares of non-voting preferred stock issued by the Company's subsidiary, Protective Life and Annuity Insurance Company ("PLAIC"). The stock pays, when and if declared, noncumulative participating dividends to the extent PLAIC's statutory earnings for the immediately preceding fiscal year exceeded $1.0 million. In 2019, 2018, and 2017, PLAIC paid no dividends to PLC on its preferred stock.

17.  EMPLOYEE BENEFIT PLANS

Qualified Pension Plan and Nonqualified Excess Pension Plan

PLC sponsors the Qualified Pension Plan covering substantially all of its employees, including those of the Company. Benefits are based on years of service and the employee's compensation.

Effective January 1, 2008, PLC made the following changes to its Qualified Pension Plan. These changes have been reflected in the computations within this note.

•  Employees hired after December 31, 2007 and any former employee hired after that date, will receive a cash balance benefit.

•  Employees active on December 31, 2007, with age plus years of vesting service less than 55 years, will receive a final pay-based pension benefit for service through December 31, 2007, plus a cash balance benefit for service after December 31, 2007.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17.  EMPLOYEE BENEFIT PLANS — (Continued)

•  Employees active on December 31, 2007, with age plus years of vesting service equaling or exceeding 55 years, will receive a final pay-based pension benefit for service both before and after December 31, 2007, with a modest reduction in the formula for benefits earned after December 31, 2007.

•  All participants terminating employment on or after December of 2007 may elect to receive a lump sum benefit.

PLC also sponsors a Nonqualified Excess Pension Plan, which is an unfunded nonqualified plan that provides defined pension benefits in excess of limits imposed on the Qualified Pension Plan by federal tax law.

The following table presents the benefit obligation, fair value of plan assets, funded status, and amounts not yet recognized as components of net periodic pension costs for PLC's defined benefit pension plan and unfunded excess benefit plan as of December 31, 2019 and 2018:

	December 31, 2019		December 31, 2018
	Qualified Pension Plan	Nonqualified Excess Pension Plan	Qualified Pension Plan	Nonqualified Excess Pension Plan
	(Dollars In Thousands)
Accumulated benefit obligation, end of year	$320,023	$49,446	$269,802	$46,299
Change in projected benefit obligation:
Projected benefit obligation at beginning of year	$288,129	$47,345	$300,423	$54,590
Service cost	13,277	1,148	13,185	1,415
Interest cost	11,380	1,572	9,830	1,436
Amendments	—	—	—	—
Actuarial (gain)/loss	47,913	4,569	(15,608)	(2,001)
Benefits paid	(17,841)	(3,967)	(19,701)	(8,095)
Projected benefit obligation at end of year	342,858	50,667	288,129	47,345
Change in plan assets:
Fair value of plan assets at beginning of year	253,955	—	260,926	—
Actual return on plan assets	51,308	—	(6,070)	—
Employer contributions(1)	17,400	3,967	18,800	8,095
Benefits paid	(17,841)	(3,967)	(19,701)	(8,095)
Fair value of plan assets at end of year	304,822	—	253,955	—
After reflecting FASB guidance:
Funded status	(38,036)	(50,667)	(34,174)	(47,345)
Amounts recognized in the balance sheet:
Other liabilities	(38,036)	(50,667)	(34,174)	(47,345)
Amounts recognized in accumulated other comprehensive income:
Net actuarial (gain)/loss	25,082	13,041	10,370	9,025
Prior service cost/(credit)	—	—	—	—
Total amounts recognized in AOCI	$25,082	$13,041	$10,370	$9,025

(1)  Employer contributions are shown based on the calendar year in which contributions were made to each plan.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17.  EMPLOYEE BENEFIT PLANS — (Continued)

Weighted-average assumptions used to determine benefit obligations as of December 31 are as follows:

	Qualified Pension Plan		Nonqualified Excess Pension Plan
	2019	2018	2019	2018
Discount rate	3.12%	4.21%	2.76%	3.93%
Rate of compensation increase	4.75% prior to age 40/ 3.75% for age 40 and above	4.75% prior to age 40/ 3.75% for age 40 and above	4.75% prior to age 40/ 3.75% for age 40 and above	4.75% prior to age 40/ 3.75% for age 40 and above

Weighted-average assumptions used to determine the net periodic benefit cost for the years ended December 31, 2019, 2018, and 2017, are as follows:

	Qualified Pension Plan			Nonqualified Excess Pension Plan
	For The Year Ended December 31,
	2019	2018	2017	2019		2018		2017
Discount rate	4.21%	3.55%	4.04%	3.94%		3.25%		3.60%
Rate of compensation increase	4.75 prior to age 40/ 3.75% for age 40 and above %	4.75 prior to age 40/ 3.75% for age 40 and above %	4.75 prior to age 40/ 3.75% for age 40 and above %	4.75 prior to age 40/ 3.75% for age 40 and above	%	4.75 prior to age 40/ 3.75% for age 40 and above	%	4.75 prior to age 40/ 3.75% for age 40 and above	%
Expected long-term return on plan assets	7.00%	7.00%	7.00%	N/A		N/A		N/A

The assumed discount rates used to determine the benefit obligations were based on an analysis of future benefits expected to be paid under the plans. The assumed discount rate reflects the interest rate at which an amount that is invested in a portfolio of high-quality debt instruments on the measurement date would provide the future cash flows necessary to pay benefits when they come due.

To determine an appropriate long-term rate of return assumption, PLC received evaluations of market performance based on its asset allocation as provided by external consultants.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17.  EMPLOYEE BENEFIT PLANS — (Continued)

Components of the net periodic benefit cost for the years ended December 31, 2019, 2018, and 2017 are as follows:

	Qualified Pension Plan			Nonqualified Excess Pension Plan
	For The Year Ended December 31,
	2019	2018	2017	2019	2018	2017
	(Dollars In Thousands)
Service cost — benefits earned during the period	$13,277	$13,185	$12,011	$1,148	$1,415	$1,350
Interest cost on projected benefit obligation	11,380	9,830	9,846	1,572	1,436	1,480
Expected return on plan assets	(18,106)	(17,058)	(13,570)	—	—	—
Amortization of prior service cost	—	—	—	—	—	—
Amortization of actuarial losses(1)	—	—	—	553	969	634
Preliminary net periodic benefit cost	6,551	5,957	8,287	3,273	3,820	3,464
Settlement/curtailment expense(2)	—	—	—	—	1,526	—
Total net periodic benefit cost	$6,551	$5,957	$8,287	$3,273	$5,346	$3,464

(1)  2019 average remaining service period used is 8.69 years and 7.68 years for the defined benefit pension plan and unfunded excess benefit plan, respectively.

(2)  The excess pension plan triggered settlement accounting for the year ended December 31, 2018 since the total lump sum payments exceeded the settlement threshold of service cost plus interest cost.

For the Qualified Pension Plan, PLC does not expect to amortize approximately $1.2 million of net actuarial loss from other comprehensive income into net periodic benefit cost during 2019. For the unfunded excess benefit plan, PLC expects to amortize approximately $1.0 million of net actuarial loss from other comprehensive income into net periodic benefit cost during 2019.

Estimated future benefit payments under the Qualified Pension Plan and Nonqualified Excess Pension Plan are as follows:

Years	Qualified Pension Plan	Nonqualified Excess Pension Plan
	(Dollars In Thousands)
2020	$22,026	$6,832
2021	22,831	5,654
2022	25,577	6,005
2023	23,965	5,126
2024	25,489	4,387
2025-2029	129,165	19,648

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17.  EMPLOYEE BENEFIT PLANS — (Continued)

Qualified Pension Plan Assets

Allocation of plan assets of the Qualified Pension Plan by category as of December 31, are as follows:

Asset Category	Target Allocation	2018	2019
Return-Seeking	60%	61%	61%
Liability-Hedging Fixed Income	40	39	39
Total	100%	100%	100%

PLC's target asset allocation is designed to provide an acceptable level of risk and balance between return-seeking assets and liability-hedging fixed income assets. The weighting towards return-seeking securities is designed to help provide for an increased level of asset growth potential and liquidity.

PLC's investment policy includes various guidelines and procedures designed to ensure assets are invested in a manner necessary to meet expected future benefits earned by participants. The investment guidelines consider a broad range of economic conditions. Central to the policy are target allocation ranges (shown above) by major asset categories. The Company's investment policy also has sub category allocation ranges within the return seeking and liability hedging fixed income asset portfolios. The objectives of the target allocations are to maintain investment portfolios that diversify risk through prudent asset allocation parameters, achieve asset returns that meet or exceed the plans' actuarial assumptions, and achieve asset returns that are competitive with like institutions employing similar investment strategies.

The Qualified Pension Plan's return seeking assets are in a Russell 3000 index fund that invests in a domestic equity index collective trust managed by Northern Trust Corporation, a Spartan 500 index fund managed by Fidelity, and a Collective All Country World ex-US index fund managed by Northern Trust. The Plan's cash is invested in a collective trust managed by Northern Trust Corporation. The Plan's liability-hedging fixed income assets are invested in a group deposit administration annuity contract with the Company and a Long Government Credit Bond index fund managed by BlackRock. The Northern Trust Collective All Country World ex-US index fund and the BlackRock Long Government Credit Bond index fund were added to the Plan's investment portfolio during 2018.

Plan assets of the Qualified Pension Plan by category as of December 31, 2019 and 2018 are as follows:

	As of December 31,
Asset Category	2019	2018
	(Dollars In Thousands)
Cash and cash equivalents	$3,713	$1,225
Equity securities:
Collective Russell 3000 equity index fund	100,673	70,599
Fidelity Spartan 500 index fund	31,693	46,300
Northern Trust ACWI ex-US Fund	56,996	41,924
Liability-hedging fixed income:
Group Deposit Administration Annuity Contract	75,052	78,707
BlackRock Long Government Credit Bond Index Fund	36,695	15,200
Total investments	304,822	253,955
Employer contribution receivable	—	—
Total	$304,822	$253,955

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17.  EMPLOYEE BENEFIT PLANS — (Continued)

The valuation methodologies used to determine the fair values reflect market participant assumptions and are based on the application of the fair value hierarchy that prioritizes observable market inputs over unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. The Qualified Pension Plan's group deposit administration annuity contract with the Company is recorded at contract value, which PLC believes approximates fair value. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to purchase annuities. For the remaining investments, PLC determines the fair values based on quoted market prices. While PLC believes its valuation method is appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Qualified Pension Plan's assets at fair value as of December 31, 2019:

	Level 1	Level 2	Level 3	Total
	(Dollars In Thousands)
Cash	$3,713	$—	$—	$3,713
Equity securities	189,362	—	—	189,362
Fixed income	36,695	—	—	36,695
Group deposit administration annuity contract	—	—	75,052	75,052
Total investments	$229,770	$—	$75,052	$304,822

The following table sets forth by level, within the fair value hierarchy, the Qualified Pension Plan's assets at fair value as of December 31, 2018:

	Level 1	Level 2	Level 3	Total
	(Dollars In Thousands)
Cash	$1,225	$—	$—	$1,225
Equity securities	158,823	—	—	158,823
Fixed income	15,200	—	—	15,200
Group deposit administration annuity contract	—	—	78,707	78,707
Total investments	$175,248	$—	$78,707	$253,955

For the year ended December 31, 2019, $7.5 million transferred into Level 1 from Level 3. This transfer was made to maintain an acceptable asset allocation as determined by the Company's investment policy statement. For the year ended December 31, 2018, there were no transfers between levels.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17.  EMPLOYEE BENEFIT PLANS — (Continued)

The following table presents a reconciliation of the beginning and ending balances for the fair value measurements for the year ended December 31, 2019 and for the year ended December 31, 2018 for which PLC has used significant unobservable inputs (Level 3):

	December 31, 2019	December 31, 2018
	(Dollars In Thousands)
Balance, beginning of year	$78,707	$74,886
Interest income	3,845	3,821
Transfers from collective short-term investments fund	—	—
Transfers to collective short-term investments fund	(7,500)	—
Balance, end of year	$75,052	$78,707

The following table represents the Plan's Level 3 financial instrument, the valuation technique used, and the significant unobservable input and the ranges of values for that input as of December 31, 2019:

Instrument	Fair Value	Principal Valuation Technique	Significant Unobservable Inputs	Range of Significant Input Values
	(Dollars In Thousands)
Group deposit administration annuity contract	$75,052	Contract Value	Contract Rate	5.01	% - 5.08%

Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported.

Qualified Pension Plan Funding Policy

PLC's funding policy is to contribute amounts to the Qualified Pension Plan sufficient to meet the minimum funding requirements of the Employee Retirement Income Security Act ("ERISA") plus such additional amounts as PLC may determine to be appropriate from time to time. Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future.

Under the Pension Protection Act of 2006 ("PPA"), a plan could be subject to certain benefit restrictions if the plan's adjusted funding target attainment percentage ("AFTAP") drops below 80%. Therefore, PLC may make additional contributions in future periods to maintain an AFTAP of at least 80%. In general, the AFTAP is a measure of how well a plan is funded and is obtained by dividing a plan's assets by its funding liabilities. AFTAP is based on participant data, plan provisions, plan methods and assumptions, funding credit balances, and plan assets as   of the plan valuation date. Some of the assumptions and methods used to determine a plan's AFTAP may be different from the assumptions and methods used to measure a plan's funded status on a GAAP basis.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17.  EMPLOYEE BENEFIT PLANS — (Continued)

In July of 2012, the Moving Ahead for Progress in the 21st Century Act ("MAP-21"), which includes pension funding stabilization provisions, was signed into law. These provisions establish an interest rate corridor which is designed to stabilize the segment rates used to determine funding requirements from the effects of interest rate volatility. In August of 2014, the Highway and Transportation Funding Act of 2014 ("HATFA") was signed into law. HAFTA extends the funding relief provided by MAP-21 by delaying the interest rate corridor expansion. The funding stabilization provisions of MAP-21 and HATFA reduced the Company's minimum required Qualified Pension Plan contributions. Since the funding stabilization provisions of MAP-21 and HATFA do not apply for Pension Benefit Guaranty Corporation ("PBGC") reporting purposes, PLC may also make additional contributions in future periods to avoid certain PBGC reporting triggers.

During the twelve months ended December 31, 2019, PLC contributed $17.4 million to the Qualified Pension Plan for the 2018 plan year. PLC has not yet determined what amount it will fund during 2020, but may contribute an amount that would eliminate the PBGC variable-rate premium payable in 2020. PLC currently estimates that amount will be between $10 million and $25 million.

Other Postretirement Benefits

In addition to pension benefits, PLC provides limited healthcare benefits to eligible retired employees until age 65. This postretirement benefit is provided by an unfunded plan. As of December 31, 2019 and 2018, the accumulated postretirement benefit obligation and projected benefit obligation were immaterial.

For a closed group of retirees over age 65, PLC provides a prescription drug benefit. As of December 31, 2019 and 2018, PLC's liability related to this benefit was immaterial.

PLC also offers life insurance benefits for retirees from $10,000 up to a maximum of $75,000 which are provided through the payment of premiums under a group life insurance policy. This plan is partially funded at a maximum of $50,000 face amount of insurance. The benefit obligation associated with these benefits is as follows:

	As of December 31,
Postretirement Life Insurance Plan	2019	2018
	(Dollars In Thousands)
Change in Benefit Obligation
Benefit obligation, beginning of year	$10,012	$10,978
Service cost	124	153
Interest cost	405	366
Actuarial (gain)/loss	2,285	(1,045)
Benefits paid	(404)	(440)
Benefit obligation, end of year	$12,422	$10,012

For the postretirement life insurance plan, PLC's discount rate assumption used to determine the benefit obligation and the net periodic benefit cost as of December 31, 2019 is 3.38% and 4.38%, respectively.

PLC's expected long-term rate of return assumption used to determine the net periodic benefit cost as of December 31, 2019 is 2.5%. To determine an appropriate long-term rate of return assumption, PLC utilized 25 year average and annualized return results on the Barclay's short treasury index.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17.  EMPLOYEE BENEFIT PLANS — (Continued)

Investments of PLC's group life insurance plan are held by Wells Fargo Bank, N.A. and are invested in a money market fund.

Investments are stated at fair value and are based on the application of the fair value hierarchy that prioritizes observable market inputs over unobservable inputs. The money market funds are valued based on historical cost, which represents fair value, at year end. This method of valuation may produce a fair value calculation that may not be reflective of future fair values. Furthermore, while PLC believes its valuation method is appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the life insurance plan's assets at fair value as of December 31, 2019:

	Level 1	Level 2	Level 3	Total
	(Dollars In Thousands)
Money market fund	$4,610	$—	$—	$4,610

The following table sets forth by level, within the fair value hierarchy, the life insurance plan's assets at fair value as of December 31, 2018:

	Level 1	Level 2	Level 3	Total
	(Dollars In Thousands)
Money market fund	$4,854	$—	$—	$4,854

For the year ended December 31, 2019 and 2018, there were no transfers between levels.

Investments are exposed to various risks, such as interest rate and credit risks. Due to the level of risk associated with investments and the level of uncertainty related to credit risks, it is at least reasonably possible that changes in risk in the near term could materially affect the amounts reported.

401(k) Plan

PLC sponsors a tax qualified 401(k) Plan ("401(k) Plan") which covers substantially all employees. Employee contributions are made on a before-tax basis as provided by Section 401(k) of the Internal Revenue Code or as after-tax "Roth" contributions. Employees may contribute up to 25% of their eligible annual compensation to the 401(k) Plan, limited to a maximum annual contribution amount as set periodically by the Internal Revenue Service ($19,000 for 2019). The Plan also provides a "catch-up" contribution provision which permits eligible participants (age 50 or over at the end of the calendar year), to make additional contributions that exceed the regular annual contribution limits up to a limit periodically set by the Internal Revenue Service ($6,000 for 2019). PLC matches the sum of all employee contributions dollar for dollar up to a maximum of 4% of an employee's pay per year per person. All matching contributions vest immediately. For the year ended December 31, 2019 and December 31, 2018, the Company recorded an expense of $9.3 million and $9.2 million associated with 401(k) Plan matching contributions, respectively.

PLC also has a supplemental matching contribution program, which is a nonqualified plan that provides supplemental matching contributions in excess of the limits imposed on qualified defined contribution plans by federal tax law. The expense recorded by PLC for this employee benefit was $1.0 million, $1.3 million, and $1.1 million, respectively, in 2019, 2018, and 2017.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18.  ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table summarizes the changes in the accumulated balances for each component of AOCI as of December 31, 2019, 2018, and 2017.

Changes in Accumulated Other Comprehensive Income (Loss) by Component

	Unrealized Gains and Losses on Investments(2)	Accumulated Gain and Loss on Derivatives	Total Accumulated Other Comprehensive Income (Loss)
	(Dollars In Thousands, Net of Tax)
Balance, December 31, 2016	$(655,767)	$727	$(655,040)
Other comprehensive income (loss) before reclassifications	705,859	(563)	705,296
Other comprehensive income (loss) relating to other-than-temporary impaired investments for which a portion has been recognized in earnings	391	—	391
Amounts reclassified from accumulated other comprehensive income (loss)(1)	(944)	451	(493)
Cumulative effect adjustments	(26,470)	132	(26,338)
Balance, December 31, 2017	$23,069	$747	$23,816
Other comprehensive income (loss) before reclassifications	(1,411,674)	(1,884)	(1,413,558)
Other comprehensive income (loss) relating to other- than-temporary impaired investments for which a portion has been recognized in earnings	(20,751)	—	(20,751)
Amounts reclassified from accumulated other comprehensive income (loss)(1)	15,699	1,130	16,829
Cumulative effect adjustments	(10,552)	—	(10,552)
Balance, December 31, 2018	$(1,404,209)	$(7)	$(1,404,216)
Other comprehensive income (loss) before reclassifications	2,833,888	(9,781)	2,824,107
Other comprehensive income (loss) relating to other- than-temporary impaired investments for which a portion has been recognized in earnings	(3,574)	—	(3,574)
Amounts reclassified from accumulated other comprehensive income (loss)(1)	(10,474)	1,799	(8,675)
Balance, December 31, 2019	$1,415,631	$(7,989)	$1,407,642

(1)  See Reclassification table below for details.

(2)  As of December 31, 2017, 2018 and 2019, net unrealized losses reported in AOCI were offset by $(6.3) million, $613.4 million and $(776.9) million, respectively, due to the impact those net unrealized losses would have had on certain of the Company's insurance assets and liabilities if the net unrealized losses had been recognized in net income.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18.  ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) — (Continued)

The following tables summarize the reclassifications amounts out of AOCI for the years ended December 31, 2019, 2018, and 2017.

Gains/(losses) in net income:	Affected Line Item in the Consolidated Statements of Income	For The Year Ended December 31,
		2019	2018	2017
		(Dollars In Thousands)
Derivative instruments	Benefits and settlement expenses, net of reinsurance ceded(1)	$(2,278)	$(1,431)	$(694)
	Tax (expense) benefit	479	301	243
		$(1,799)	$(1,130)	$(451)
Unrealized gains and losses on available-for-sale securities	Realized investment gains (losses): All other investments	$47,711	$9,851	$10,453
	Net impairment losses recognized in earnings	(34,453)	(29,724)	(9,112)
	Tax (expense) or benefit	(2,784)	4,174	(397)
		$10,474	$(15,699)	$944

(1)  See Note 7, Derivative Financial Instruments for additional information

19.  INCOME TAXES

The Company's effective income tax rate related to continuing operations varied from the maximum federal income tax rate as follows:

	For The Year Ended December 31,
	2019	2018	2017
Statutory federal income tax rate applied to pre-tax income	21.0%	21.0%	35.0%
State income taxes	0.4	4.2	0.3
Investment income not subject to tax	(1.6)	(4.5)	(4.7)
Prior period adjustments	0.1	1.6	(1.1)
Federal Tax law changes	—	—	(184.8)
Other	(0.8)	(0.6)	0.5
	19.1%	21.7%	(154.8)%

The annual provision for federal income tax in these financial statements differs from the annual amounts of income tax expense reported in the respective income tax returns. Certain significant revenues and expenses are appropriately reported in different years with respect to the financial statements and the tax returns.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19.  INCOME TAXES — (Continued)

The components of the Company's income tax are as follows:

	For The Year Ended December 31,
	2019	2018	2017
	(Dollars In Thousands)
Current income tax expense:
Federal	$381,202	$113,925	$39,042
State	9,112	9,699	(2,477)
Total current	$390,314	$123,624	$36,565
Deferred income tax expense:
Federal	$(254,184)	$(73,364)	$(757,748)
State	(5,666)	3,401	2,774
Total deferred	$(259,850)	$(69,963)	$(754,974)

The components of the Company's net deferred income tax liability are as follows:

	As of December 31,
	2019	2018
	(Dollars In Thousands)
Deferred income tax assets:
Loss and credit carryforwards	$132,295	$127,168
Deferred compensation	55,559	58,533
Deferred policy acquisition costs	217,967	113,959
Premium on non-recourse funding obligations	784	905
Net unrealized loss on investments	—	373,292
Valuation allowance	(9,153)	(8,629)
	397,452	665,228
Deferred income tax liabilities:
Premium receivables and policy liabilities	211,458	339,555
VOBA and other intangibles	596,756	478,561
Invested assets (other than unrealized gains (losses))	557,763	720,108
Net unrealized gains on investments	376,288	—
Other	27,157	25,343
	1,769,422	1,563,567
Net deferred income tax liability	$(1,371,970)	$(898,339)

The deferred tax assets reported above include certain deferred tax assets related to nonqualified deferred compensation and other employee benefit liabilities that were assumed by AXA and they were not acquired by the Company in connection with the acquisition of MONY. The future tax deductions stemming from these liabilities will be claimed by the Company on MONY's tax returns in its post-acquisition periods. These deferred tax assets have been estimated as of the MONY acquisition date (and through the December 31, 2019 reporting date) based on all available information. However, it is possible that these estimates may be adjusted in future reporting periods based on actuarial changes

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19.  INCOME TAXES — (Continued)

to the projected future payments associated with these liabilities. Any such adjustments will be recognized by the Company as an adjustment to income tax expense during the period in which they are realized.

On December 22, 2017, the President of the United States signed into law the Tax Reform Act. The legislation significantly changes U.S. tax law by, among other things, lowering the corporate income tax rate. The Tax Reform Act permanently reduces the U.S. corporate income tax rate from a maximum of 35% to a flat 21% rate, effective January 1, 2018.

As a result of the reduction in the U.S. corporate income tax rate from 35% to 21% and changes to tax law related to the deductibility of certain deferred tax assets under the Tax Reform Act, we revalued our ending net deferred tax liabilities at December 31, 2017, and recognized a provisional $857.5 million tax benefit in our consolidated statement of income for the year ended December 31, 2017.

Also on December 22, 2017, the SEC staff issued Staff Accounting Bulletin No. 118 ("SAB 118") to address the application of GAAP in situations when a registrant does not have the necessary information available, prepared, or analyzed (including computations) in reasonable detail to complete the accounting for certain income tax effects of the Tax Reform Act. The Company recognized the provisional tax impacts based on reasonable estimates made by the Company as to the effects of tax reform on deferred assets due to the application and interpretation of Section 162(m) and included those amounts in its consolidated financial statements for the year ended December 31, 2017. The accounting was completed by December 22, 2018 and there were no material adjustments to the provisional tax benefit.

In management's judgment, the gross deferred income tax asset as of December 31, 2019 will more likely than not be fully realized with the exception of certain federal and state deductible temporary differences. The Company has recognized a valuation allowance of $9.6 million and $9.1 million as of December 31, 2019 and 2018, respectively, related to certain intercompany non-life federal NOL's and state-based future deductible temporary differences that it has determined are more likely than not to expire unutilized. This resulting unfavorable change of $0.5 million, before the federal benefit of state income taxes, increased income tax expense in 2019 by the same amount.

At December 31, 2019, the Company has intercompany loss carryforwards of $581.3 million that are available to offset future taxable income of certain non-life subsidiaries under the terms of the tax sharing agreement with PLC. Approximately $54.8 million of these loss carryforwards will expire between 2036 and 2037 and the remaining loss carryforwards of $526.5 million have no expiration.

Included in the deferred income tax assets above are approximately $12.9 million in state net operating loss carryforwards attributable to certain jurisdictions, which are available to offset future taxable income in the respective state jurisdictions, expiring between 2020 and 2039.

As of December 31, 2019 and 2018, some of the Company's fixed maturities were reported at an unrealized loss, although the net amount is an unrealized gain at December 31, 2019. If the Company were to realize a tax-basis net capital loss for a year, then such loss could not be deducted against that year's other taxable income. However, such a loss could be carried back and forward against any prior year or future year tax-basis net capital gains. Therefore, the Company has relied upon a prudent and feasible tax-planning strategy regarding its fixed maturities that were reported at an unrealized loss. The Company has the ability and the intent to either hold such fixed maturities to maturity, thereby

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19.  INCOME TAXES — (Continued)

avoiding a realized loss, or to generate an offsetting realized gain from unrealized gain fixed maturities if such unrealized loss fixed maturities are sold at a loss prior to maturity.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	For The Year Ended December 31,
	2019	2018	2017
	(Dollars In Thousands)
Balance, beginning of period	$7,134	$11,353	$9,856
Additions for tax positions of the current year	—	—	1,857
Additions for tax positions of prior years	—	—	70
Reductions of tax positions of prior years:
Changes in judgment	—	(4,219)	(430)
Settlements during the period	(5,343)	—	—
Lapses of applicable statute of limitations	—	—	—
Balance, end of period	$1,791	$7,134	$11,353

Included in the end of period balance above, as of December 31, 2019 and 2018, there were no unrecognized tax benefits for which the ultimate deductibility is certain but for which there is uncertainty about the timing of such deductions. As of December 31, 2017, there were approximately $0.7 million, of such unrecognized tax benefits. Other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective income tax rate but would accelerate to an earlier period the payment of cash to the taxing authority. The total amount of unrecognized tax benefits, if recognized, that would affect the effective income tax rate is approximately $1.8 million, $7.1 million, and $10.7 million, for the years ended December 31, 2019, 2018, and 2017, respectively.

Any accrued interest related to the unrecognized tax benefits and other accrued income taxes have been included in income tax expense. There were no amounts included in any period ending in 2019, 2018, or 2017, as the parent company maintains responsibility for the interest on unrecognized tax benefits.

In April 2019, the IRS proposed favorable and unfavorable adjustments to the Company's 2014 through 2016 reported taxable income. The Company agreed to these adjustments. The resulting taxes have been settled, other than interest, and the settlement of interest will not materially impact the Company or its effective tax rate.

This agreement with the IRS and the change in federal tax rate under the Tax Reform Act are the primary causes for the reductions of unrecognized tax benefits shown in the above chart. The Company believes that in the next 12 months, none of the unrecognized tax benefits will be reduced. In general, the Company is no longer subject to income tax examinations by taxing authorities for tax years that began before 2017.

Due to the aforementioned IRS adjustments to the Company's pre-2017 taxable income, the Company has amended certain of its 2014 through 2016 state income tax returns. Such amendments will cause such years to remain open, pending the states' acceptances of the returns.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20.  SUPPLEMENTAL CASH FLOW INFORMATION

The following table sets forth supplemental cash flow information:

	For The Year Ended December 31,
	2019	2018	2017
	(Dollars In Thousands)
Cash paid / (received) during the year:
Interest expense	$181,768	$186,295	$178,787
Income taxes	383,085	11,703	20,507

21.  RELATED PARTY TRANSACTIONS

The Company provides furnished office space and computers to affiliates through an intercompany agreement. Revenues from this agreement were $6.4 million, $6.0 million, and $6.2 million, for the years ended December 31, 2019, 2018, and 2017, respectively. The Company purchases data processing, legal, investment, and management services from affiliates. The costs of such services were $277.7 million, $249.3 million, and $240.9 million, for the years ended December 31, 2019, 2018, and 2017, respectively. In addition, the Company has an intercompany payable with affiliates as of December 31, 2019 and 2018 of $50.9 million and $36.4 million, respectively. There was a $8.0 million and $11.3 million intercompany receivable balance as of December 31, 2019 and 2018, respectively.

Certain corporations with which PLC's directors were affiliated paid us premiums and policy fees or other amounts for various types of insurance and investment products, interest on bonds we own and commissions on securities underwritings in which our affiliates participated. Such amounts totaled $6.4 million, $6.8 million, and $6.8 million, for the years ended December 31, 2019, 2018, and 2017, respectively. The Company and/or PLC paid commissions, interest on debt and investment products, and fees to these same corporations totaling $1.9 million, $2.3 million, and $2.4 million for the years ended December 31, 2019, 2018, and 2017, respectively.

The Company has joint venture interests in real estate for which the Company holds the underlying real estate's loan. During 2019, 2018, and 2017, the Company received $23.2 million, $6.8 million, and $41.2 million, respectively, in mortgage loan payments corresponding to the joint venture interests and $15.6 million in principal was collected on loans that paid off in December 2019.

Prior to the Merger, PLC and the Company had no related party transactions with Dai-ichi Life. During the periods ending December 31, 2019, 2018, and 2017, PLC paid a management fee to Dai-ichi Life of $11.1 million, $12.2 million, and $10.9 million, respectively, for certain services provided to the company.

PLC has guaranteed the Company's obligations for borrowings or letters of credit under the revolving line of credit arrangement to which PLC is also a party. PLC has also issued guarantees, entered into support agreements and/or assumed a duty to indemnify its indirect wholly owned captive insurance companies in certain respects.

PLC guaranteed the obligations of the Company under a synthetic lease entered into by the Company, as lessee, with a non-affiliated third party, as lessor. Under the terms of the synthetic lease, financing of $75 million was available to the Company for construction of an office building and parking deck which was completed on February 1, 2000. The synthetic lease was amended and restated as of

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21.  RELATED PARTY TRANSACTIONS — (Continued)

December 19, 2013 and was extended to December 31, 2018. At the end of the lease term, the Company purchased the building for approximately $75.0 million.

The Company has agreements with certain of its subsidiaries under which it provides administrative services for a fee. These services include but are not limited to accounting, financial reporting, compliance, policy administration, reserve computations, and projections. In addition, the Company and its subsidiaries pay PLC for investment, legal and data processing services.

The Company and/or certain of its affiliates have reinsurance agreements in place with companies owned by PLC. These agreements relate to certain portions of our service contract business which is included within the Asset Protection segment. These transactions are eliminated at the PLC consolidated level.

The Company has reinsured GLWB and GMDB riders related to our variable annuity contracts to Shades Creek, a wholly owned insurance subsidiary of PLC. Also during 2012, PLC entered into an intercompany capital support agreement with Shades Creek which provides through a guarantee that PLC will contribute assets or purchase surplus notes (or cause an affiliate or third party to contribute assets or purchase surplus notes) in amounts necessary for Shades Creek's regulatory capital levels to equal or exceed minimum thresholds as defined by the agreement. No additional capital was provided to Shades Creek by PLC during the year ended December 31, 2019. As of December 31, 2019, Shades Creek maintained capital levels in excess of the required minimum thresholds. The maximum potential future payment amount which could be required under the capital support agreement will be dependent on numerous factors, including the performance of equity markets, the level of interest rates, performance of associated hedges, and related policyholder behavior.

22.  STATUTORY REPORTING PRACTICES AND OTHER REGULATORY MATTERS

The Company and its insurance subsidiaries prepare statutory financial statements for regulatory purposes in accordance with accounting practices prescribed by the NAIC and the applicable state insurance department laws and regulations. These financial statements vary materially from GAAP. Statutory accounting practices include publications of the NAIC, state laws, regulations, general administrative rules as well as certain permitted accounting practices granted by the respective state insurance department. Generally, the most significant differences are that statutory financial statements do not reflect 1) deferred acquisition costs and VOBA, 2) benefit liabilities that are calculated using Company estimates of expected mortality, interest, and withdrawals, 3) deferred income taxes that are not subject to statutory limits, 4) recognition of realized gains and losses on the sale of securities in the period they are sold, and 5) fixed maturities recorded at fair values, but instead at amortized cost.

Statutory net income (loss) for the Company was $(619.9) million, $321.1 million, and $731.2 million for the years ended December 31, 2019, 2018, and 2017, respectively. Statutory capital and surplus for the Company was $4.9 billion and $4.3 billion as of December 31, 2019 and 2018, respectively.

The Company and its insurance subsidiaries are subject to various state statutory and regulatory restrictions on the insurance subsidiaries' ability to pay dividends to Protective Life Corporation. In general, dividends up to specified levels are considered ordinary and may be paid without prior approval of the insurance commissioner of the state of domicile. Dividends in larger amounts are considered extraordinary and are subject to affirmative prior approval by such commissioner. The

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22.  STATUTORY REPORTING PRACTICES AND OTHER REGULATORY MATTERS — (Continued)

maximum amount that would qualify as ordinary dividends to the Company from our insurance subsidiaries in 2020 is approximately $138.4 million. Additionally, as of December 31, 2019, approximately $1.0 billion of consolidated shareowner's equity, excluding net unrealized gains on investments, represented restricted net assets of the Company's insurance subsidiaries needed to maintain the minimum capital required by the insurance subsidiaries' respective state insurance departments.

State insurance regulators and the National Association of Insurance Commissioners ("NAIC") have adopted risk-based capital ("RBC") requirements for life insurance companies to evaluate the adequacy of statutory capital and surplus in relation to investment and insurance risks. The requirements provide a means of measuring the minimum amount of statutory surplus appropriate for an insurance company to support its overall business operations based on its size and risk profile. A company's risk-based statutory surplus is calculated by applying factors and performing calculations relating to various asset, premium, claim, expense, and reserve items. Regulators can then measure the adequacy of a company's statutory surplus by comparing it to RBC. The Company manages its capital consumption by using the ratio of its total adjusted capital, as defined by the insurance regulators, to the Company's action level RBC (known as the RBC ratio), also defined by insurance regulators. As of December 31, 2019 and 2018, the Company's insurance subsidiaries all exceeded the minimum RBC requirements.

Additionally, the Company has certain assets that are on deposit with state regulatory authorities and restricted from use. As of December 31, 2019, the Company and its insurance subsidiaries had on deposit with regulatory authorities, fixed maturity and short-term investments with a fair value of approximately $42.9 million.

The states of domicile of the Company and its insurance subsidiaries have adopted prescribed accounting practices that differ from the required accounting outlined in NAIC Statutory Accounting Principles ("SAP"). The insurance subsidiaries also have certain accounting practices permitted by the states of domicile that differ from those found in NAIC SAP.

Certain prescribed and permitted practices impact the statutory surplus of the Company. These practices include the non-admission of goodwill as an asset for statutory reporting.

The favorable (unfavorable) effects of the Company and its statutory surplus, compared to NAIC statutory surplus, from the use of these prescribed and permitted practices were as follows:

	As of December 31,
	2019	2018
	(Dollars In Millions)
Non-admission of goodwill	$(143)	$(181)
Total (net)	$(143)	$(181)

The Company also has certain prescribed and permitted practices which are applied at the subsidiary level and do not have a direct impact on the statutory surplus of the Company. These practices include permission to follow the actuarial guidelines of the domiciliary state of the ceding insurer for certain captive reinsurers, accounting for the face amount of all issued and outstanding letters of credit, and notes issued by affiliates as an asset in the statutory financial statements of certain wholly owned

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22.  STATUTORY REPORTING PRACTICES AND OTHER REGULATORY MATTERS — (Continued)

subsidiaries that are considered "Special Purpose Financial Captives," and a reserve difference related to a captive insurance company.

The favorable (unfavorable) effects on the statutory surplus of the Company's insurance subsidiaries, compared to NAIC statutory surplus, from the use of these prescribed and permitted practices were as follows:

	As of December 31,
	2019	2018
	(Dollars In Millions)
Accounting for Letters of Credit as admitted assets	$1,555	$1,630
Accounting for certain notes as admitted assets	$2,748	$2,553
Reserving based on state specific actuarial practices	$116	$121
Reserving difference related to a captive insurance company	$(71)	$(50)
Total (net)	$4,348	$4,254

23.  OPERATING SEGMENTS

The Company has several operating segments, each having a strategic focus. An operating segment is distinguished by products, channels of distribution, and/or other strategic distinctions. The Company periodically evaluates its operating segments and makes adjustments to its segment reporting as needed. A brief description of each segment follows.

•  The Life Marketing segment markets fixed UL, IUL, VUL, BOLI, and level premium term insurance ("traditional") products on a national basis primarily through networks of independent insurance agents and brokers, broker-dealers, financial institutions, independent distribution organizations, and affinity groups.

•  The Acquisitions segment focuses on acquiring, converting, and servicing policies and contracts acquired from other companies. The segment's primary focus is on life insurance policies and annuity products that were sold to individuals. The level of the segment's acquisition activity is predicated upon many factors, including available capital, operating capacity, potential return on capital, and market dynamics. Policies acquired through the Acquisitions segment are typically blocks of business where no new policies are being marketed, however, some recent acquisitions have included ongoing new business activities. Ongoing new product sales written by the Company from these acquisitions are included in the Life Marketing and/or Annuities segment. As a result, earnings and account values are expected to decline as the result of lapses, deaths, and other terminations of coverage unless new acquisitions are made.

•  The Annuities segment markets fixed and VA products. These products are primarily sold through broker-dealers, financial institutions, and independent agents and brokers.

•  The Stable Value Products segment sells fixed and floating rate funding agreements directly to the trustees of municipal bond proceeds, money market funds, bank trust departments, and other institutional investors. This segment also issues funding agreements to the FHLB, and markets GICs to 401(k) and other qualified retirement savings plans. The Company also has an unregistered funding agreement-backed notes program which provides for offers of notes to both domestic and international institutional investors.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23.  OPERATING SEGMENTS — (Continued)

•  The Asset Protection segment markets extended service contracts, GAP products, credit life and disability insurance, and other specialized ancillary products to protect consumers' investments in automobiles and recreational vehicles. GAP covers the difference between the loan pay-off amount and an asset's actual cash value in the case of a total loss. Each type of specialized ancillary product protects against damage or other loss to a particular aspect of the underlying asset.

•  The Corporate and Other segment primarily consists of net investment income on assets supporting our equity capital, unallocated corporate overhead and expenses not attributable to the segments above. This segment includes earnings from several non-strategic or runoff lines of business, various financing and investment related transactions, and the operations of several small subsidiaries.

The Company's management and Board of Directors analyzes and assesses the operating performance of each segment using "pre-tax adjusted operating income (loss)" and "after-tax adjusted operating income (loss)". Consistent with GAAP accounting guidance for segment reporting, pre-tax adjusted operating income (loss) is the Company's measure of segment performance. Pre-tax adjusted operating income (loss) is calculated by adjusting "income (loss) before income tax", by excluding the following items:

•  realized gains and losses on investments and derivatives,

•  changes in the GLWB embedded derivatives exclusive of the portion attributable to the economic cost of the GLWB,

•  actual GLWB incurred claims, and

•  the amortization of DAC, VOBA, and certain policy liabilities that is impacted by the exclusion of these items.

The items excluded from adjusted operating income (loss) are important to understanding the overall results of operations. Pre-tax adjusted operating income (loss) and after-tax adjusted operating income (loss) are not substitutes for income before income taxes or net income (loss), respectively. These measures may not be comparable to similarly titled measures reported by other companies. The Company believes that pre-tax and after-tax adjusted operating income (loss) enhances management's and the Board of Directors' understanding of the ongoing operations, the underlying profitability of each segment, and helps facilitate the allocation of resources.

After-tax adjusted operating income (loss) is derived from pre-tax adjusted operating income (loss) with the inclusion of income tax expense or benefits associated with pre-tax adjusted operating income. Income tax expense or benefits is allocated to the items excluded from pre-tax adjusted operating income (loss) at the statutory federal income tax rate for the associated period. For periods ending on and prior to December 31, 2017, a rate of 35% was used. Beginning in 2018, a statutory federal income tax rate of 21% was used to allocate income tax expense or benefits to items excluded from pre-tax adjusted operating income (loss). Income tax expense or benefits allocated to after-tax adjusted operating income (loss) can vary period to period based on changes in the Company's effective income tax rate.

In determining the components of the pre-tax adjusted operating income (loss) for each segment, premiums and policy fees, other income, benefits and settlement expenses, and amortization of DAC

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23.  OPERATING SEGMENTS — (Continued)

and VOBA are attributed directly to each operating segment. Net investment income is allocated based on directly related assets required for transacting the business of that segment. Realized investment gains (losses) and other operating expenses are allocated to the segments in a manner that most appropriately reflects the operations of that segment. Investments and other assets are allocated based on statutory policy liabilities net of associated statutory policy assets, while DAC/VOBA and goodwill are shown in the segments to which they are attributable.

There were no significant intersegment transactions during the years ended December 31, 2019, 2018, and 2017.

The following tables present a summary of results and reconciles pre-tax adjusted operating income (loss) to consolidated income before income tax and net income:

	For The Year Ended December 31,
	2019	2018	2017
	(Dollars In Thousands)
Revenues
Life Marketing	$1,694,618	$1,567,857	$1,556,207
Acquisitions	2,901,650	2,027,195	1,569,083
Annuities	623,854	478,114	486,847
Stable Value Products	246,587	219,501	190,006
Asset Protection	353,896	355,501	370,449
Corporate and Other	131,464	110,848	140,075
Total revenues	$5,952,069	$4,759,016	$4,312,667
Pre-tax Adjusted Operating Income (Loss)
Life Marketing	$(26,697)	$(13,726)	$55,152
Acquisitions	346,825	282,715	249,749
Annuities	145,578	129,155	171,269
Stable Value Products	93,183	102,328	105,261
Asset Protection	37,205	24,371	17,638
Corporate and Other	(161,248)	(156,722)	(189,645)
Pre-tax adjusted operating income	434,846	368,121	409,424
Realized gains (losses) on investments and derivatives	248,602	(120,533)	54,584
Income before income tax	683,448	247,588	464,008
Income tax expense (benefit)	130,464	53,661	(718,409)
Net income	$552,984	$193,927	$1,182,417
Pre-tax adjusted operating income	$434,846	$368,121	$409,424
Adjusted operating income tax (expense) benefit	(78,257)	(78,973)	737,513
After-tax adjusted operating income	356,589	289,148	1,146,937
Realized gains (losses) on investments and derivatives	248,602	(120,533)	54,584
Income tax (expense) benefit on adjustments	(52,207)	25,312	(19,104)
Net income	$552,984	$193,927	$1,182,417
Realized investment gains (losses):
Derivative financial instruments	$(131,459)	$79,097	$(137,041)
All other investments	342,998	(223,276)	121,087
Net impairment losses recognized in earnings	(34,453)	(29,724)	(9,112)
Less: related amortization(1)	(23,021)	(11,856)	(39,480)
Less: VA GLWB economic cost	(48,495)	(41,514)	(40,170)
Realized gains (losses) on investments and derivatives	$248,602	$(120,533)	$54,584

(1)  Includes amortization of DAC/VOBA and benefits and settlement expenses that are impacted by realized gains (losses).

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23.  OPERATING SEGMENTS — (Continued)

	For The Year Ended December 31,
	2019	2018	2017
	(Dollars In Thousands)
Net investment income
Life Marketing	$571,654	$552,697	$550,714
Acquisitions	1,532,605	1,108,218	752,520
Annuities	367,650	335,382	316,582
Stable Value Products	243,775	217,778	186,576
Asset Protection	28,291	25,070	22,298
Corporate and Other	74,855	99,757	94,366
Total net investment income	$2,818,830	$2,338,902	$1,923,056
Amortization of DAC and VOBA
Life Marketing	$157,854	$116,917	$120,753
Acquisitions	10,693	18,690	(6,939)
Annuities	(58,907)	24,274	(54,471)
Stable Value Products	3,382	3,201	2,354
Asset Protection	62,631	62,984	17,746
Corporate and Other	—	—	—
Total amortization of DAC and VOBA	$175,653	$226,066	$79,443

	Operating Segments As of December 31, 2019
	(Dollars In Thousands)
	Life Marketing	Acquisitions	Annuities	Stable Value Products
Investments and other assets	$16,013,892	$54,074,450	$21,434,347	$5,317,885
DAC and VOBA	1,486,699	924,090	929,917	5,221
Other intangibles	243,210	36,321	157,968	6,722
Goodwill	215,254	23,862	343,247	113,924
Total assets	$17,959,055	$55,058,723	$22,865,479	$5,443,752
		Asset Protection	Corporate and Other	Total Consolidated
Investments and other assets		$878,386	$17,830,217	$115,549,177
DAC and VOBA		173,628	—	3,519,555
Other intangibles		112,032	27,173	583,426
Goodwill		129,224	—	825,511
Total assets		$1,293,270	$17,857,390	$120,477,669

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23.  OPERATING SEGMENTS — (Continued)

	Operating Segment Assets As of December 31, 2018
	(Dollars In Thousands)
	Life Marketing	Acquisitions	Annuities	Stable Value Products
Investments and other assets	$14,607,822	$31,859,520	$20,160,279	$5,107,334
DAC and VOBA	1,499,386	458,977	889,697	6,121
Other intangibles	262,181	31,975	156,785	7,389
Goodwill	215,254	23,862	343,247	113,924
Total assets	$16,584,643	$32,374,334	$21,550,008	$5,234,768
		Asset Protection	Corporate and Other	Total Consolidated
Investments and other assets		$827,416	$12,356,003	$84,918,374
DAC and VOBA		172,149	—	3,026,330
Other intangibles		122,590	31,934	612,854
Goodwill		129,224	—	825,511
Total assets		$1,251,379	$12,387,937	$89,383,069

24.  CONSOLIDATED QUARTERLY RESULTS — UNAUDITED

The Company's unaudited consolidated quarterly operating data for the year ended December 31, 2019 and 2018 is presented below. In the opinion of management, all adjustments (consisting only of normal recurring items) necessary for a fair statement of quarterly results have been reflected in the following data. It is also management's opinion, however, that quarterly operating data for insurance enterprises are not necessarily indicative of results that may be expected in succeeding quarters or years. In order to obtain a more accurate indication of performance, there should be a review of operating results, changes in shareowner's equity, and cash flows for a period of several quarters.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Dollars In Thousands)
For The Year Ended December 31, 2019
Premiums and policy fees	$923,686	$939,097	$1,021,152	$1,172,267
Reinsurance ceded	(315,971)	(337,077)	(314,234)	(549,922)
Net of reinsurance ceded	607,715	602,020	706,918	622,345
Net investment income	641,422	685,194	739,711	752,503
Realized investment gains (losses)	56,220	44,243	130,503	(19,427)
Net impairment losses recognized in earnings	(3,142)	(698)	(10,818)	(19,795)
Other income	78,136	104,172	115,679	119,168
Total revenues	1,380,351	1,434,931	1,681,993	1,454,794
Total benefits and expenses	1,203,624	1,249,208	1,442,152	1,373,637
Income before income tax	176,727	185,723	239,841	81,157
Income tax expense	34,629	31,309	49,417	15,109
Net income	$142,098	$154,414	$190,424	$66,048

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24.  CONSOLIDATED QUARTERLY RESULTS — (Continued)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Dollars In Thousands)
For The Year Ended December 31, 2018
Premiums and policy fees	$883,413	$935,928	$871,892	$965,275
Reinsurance ceded	(345,624)	(391,864)	(267,910)	(378,112)
Net of reinsurance ceded	537,789	544,064	603,982	587,163
Net investment income	489,418	578,414	631,955	639,115
Realized investment gains (losses)	(40,725)	(32,583)	(46,866)	(24,005)
Net impairment losses recognized in earnings	(3,645)	(5)	(14)	(26,060)
Other income	80,674	79,754	80,906	79,685
Total revenues	1,063,511	1,169,644	1,269,963	1,255,898
Total benefits and expenses	1,041,575	1,108,750	1,174,793	1,186,310
Income before income tax	21,936	60,894	95,170	69,588
Income tax expense	3,661	8,626	16,646	24,728
Net income	$18,275	$52,268	$78,524	$44,860

25.  SUBSEQUENT EVENTS

The Company has evaluated the effects of events subsequent to December 31, 2019, and through the date we filed our consolidated financial statements with the United States Securities and Exchange Commission. Subsequent to December 31, 2019, equity and financial markets have experienced significant volatility and interest rates have continued to decline due to the COVID-19 pandemic. The Company is currently unable to determine the extent of the impact of the pandemic to its operations and financial condition. All accounting and disclosure requirements related to subsequent events are included in our consolidated financial statements.

SCHEDULE III — SUPPLEMENTARY INSURANCE INFORMATION

PROTECTIVE LIFE INSURANCE COMPANY AND SUBSIDIARIES

Segment	Deferred Policy Acquisition Costs and Value of Businesses Acquired	Future Policy Benefits and Claims	Unearned Premiums	Stable Value Products, Annuity Contracts and Other Policyholders' Funds	Net Premiums and Policy Fees	Net Investment Income(1)	Benefits and Settlement Expenses	Amortization of Deferred Policy Acquisitions Costs and Value of Businesses Acquired	Other Operating Expenses(1)	Premiums Written(2)
	(Dollars In Thousands)
For The Year Ended December 31, 2019
Life Marketing	$1,486,699	$16,527,876	$91	$397,758	$1,105,531	$571,654	$1,498,024	$157,854	$55,888	$92
Acquisitions	924,090	36,175,786	1,991	6,386,506	1,172,557	1,532,605	2,236,701	10,693	232,169	42,290
Annuities	929,917	1,145,693	—	9,004,199	65,744	367,650	267,368	(58,907)	152,700	—
Stable Value Products	5,221	—	—	5,443,752	—	243,775	144,448	3,382	2,774	—
Asset Protection	173,628	43,604	792,104	—	183,445	28,291	92,655	62,631	161,405	180,095
Corporate and Other	—	51,003	646	78,300	11,721	74,855	16,866	—	231,970	11,768
Total	$3,519,555	$53,943,962	$794,832	$21,310,515	$2,538,998	$2,818,830	$4,256,062	$175,653	$836,906	$234,245
For The Year Ended December 31, 2018
Life Marketing	$1,499,386	$15,318,019	$98	$422,037	$1,043,228	$552,697	$1,412,001	$116,917	$69,758	$93
Acquisitions	458,976	25,427,730	2,206	6,018,954	952,315	1,108,218	1,636,697	18,690	143,698	13,864
Annuities	889,697	1,050,161	—	8,324,931	71,321	335,382	223,912	24,274	148,615	—
Stable Value Products	6,121	—	—	5,234,731	—	217,778	109,747	3,201	2,798	—
Asset Protection	172,150	51,702	766,641	—	193,936	25,070	111,249	62,984	156,897	189,283
Corporate and Other	—	53,006	675	82,538	12,198	99,757	17,646	—	252,344	12,191
Total	$3,026,330	$41,900,618	$769,620	$20,083,191	$2,272,998	$2,338,902	$3,511,252	$226,066	$774,110	$215,431
For The Year Ended December 31, 2017
Life Marketing	$1,320,776	$15,438,739	$107	$424,204	$1,011,911	$550,714	$1,319,138	$120,753	$60,877	$111
Acquisitions	74,862	14,323,713	2,423	4,377,020	785,188	752,520	1,204,084	(6,939)	110,607	15,964
Annuities	772,633	1,080,629	—	7,308,354	73,617	316,582	216,324	(54,471)	146,407	—
Stable Value Products	6,864	—	—	4,698,371	—	186,576	74,578	2,354	4,407	—
Asset Protection	30,266	55,030	747,945	—	205,814	22,298	124,487	17,746	210,579	199,741
Corporate and Other	—	58,681	655	78,810	12,736	94,366	16,396	—	281,334	12,749
Total	$2,205,401	$30,956,792	$751,130	$16,886,759	$2,089,266	$1,923,056	$2,955,007	$79,443	$814,211	$228,565

(1)  Allocations of Net Investment Income and Other Operating Expenses are based on a number of assumptions and estimates and results would change if different methods were applied.

(2)  Excludes Life Insurance.

See Report of Independent Registered Public Accounting Firm

SCHEDULE IV — REINSURANCE

PROTECTIVE LIFE INSURANCE COMPANY AND SUBSIDIARIES

	Gross Amount	Ceded to Other Companies	Assumed from Other Companies	Net Amount		Percentage of Amount Assumed to Net
	(Dollars In Thousands)
For The Year Ended December 31, 2019:
Life insurance in-force	$766,196,760	$(271,600,818)	$212,573,612	$707,169,554		30.1%
Premiums and policy fees:
Life insurance	2,852,899	(1,383,822)	835,677	2,304,754	(1)	36.3%
Accident/health insurance	42,248	(26,952)	41,406	56,702		73.0
Property and liability insurance	280,734	(106,430)	3,238	177,542		1.8
Total	$3,175,881	$(1,517,204)	$880,321	$2,538,998
For The Year Ended December 31, 2018:
Life insurance in-force	$765,986,223	$(302,149,614)	$135,407,408	$599,244,017		22.6%
Premiums and policy fees:
Life insurance	2,681,191	(1,249,906)	626,283	2,057,568	(1)	30.4%
Accident/health insurance	47,028	(30,126)	12,826	29,728		43.1
Property and liability insurance	284,323	(103,478)	4,857	185,702		2.6
Total	$3,012,542	$(1,383,510)	$643,966	$2,272,998
For The Year Ended December 31, 2017:
Life insurance in-force	$751,512,468	$(328,377,398)	$110,205,190	$533,340,260		21.0%
Premiums and policy fees:
Life insurance	2,655,846	(1,230,258)	435,113	1,860,701	(1)	23.4%
Accident/health insurance	51,991	(33,052)	14,946	33,885		44.1
Property and liability insurance	288,809	(103,786)	9,657	194,680		5.0
Total	$2,996,646	$(1,367,096)	$459,716	$2,089,266

(1)  Includes annuity policy fees of $164.3 million, $177.1 million, and $173.5 million, and for the years ended December 31, 2019, 2018, and 2017, respectively.

See Report of Independent Registered Public Accounting Firm

SCHEDULE V — VALUATION AND QUALIFYING ACCOUNTS

PROTECTIVE LIFE INSURANCE COMPANY AND SUBSIDIARIES

		Additions
Description	Balance at beginning of period	Charged to costs and expenses	Charges to other accounts	Deductions	Balance at end of period
	(Dollars In Thousands)
As of December 31, 2019
Allowance for losses on commercial mortgage loans	$1,296	$3,938	$—	$(350)	$4,884
As of December 31, 2018
Allowance for losses on commercial mortgage loans	$—	$1,505	$—	$(209)	$1,296

See Report of Independent Registered Public Accounting Firm

PART C

OTHER INFORMATION

Item 24. Financial Statements and Exhibits.

(a)  Financial Statements:

All required financial statements are included in Part A and Part B of this Registration Statement.

(b)  Exhibits:

1. Resolution of the Board of Directors of Protective Life Insurance Company authorizing establishment of the Protective Life Variable Annuity Separate Account is incorporated herein by reference to the Form N-4 Registration Statement, (File No. 333-233415), filed with the Commission on August 22, 2019.

2. Not Applicable

3. (a) Form of Distribution Agreement among Protective Life Insurance Company, Investment Distributors, Inc. and the Protective Life Variable Annuity Separate Account is incorporated herein by reference to the Form N-4 Registration Statement, (File No. 333-233415), filed with the Commission on August 22, 2019.

3. (b) Form of Distribution Agreement between Investment Distributors, Inc. and broker-dealers is incorporated herein by reference to the Form N-4 Registration Statement, (File No. 333-233415), filed with the Commission on August 22, 2019.

3. (c) Distribution Agreement between IDI and PLICO is incorporated herein by reference to Post-Effective Amendment No. 8 to the Form N-4 Registration Statement (File No. 333-153041), filed with the Commission on September 16, 2011.

3. (c) (i) Second Amended Distribution Agreement between IDI and PLICO is incorporated herein by reference to Post-Effective Amendment No. 2 to the Form N-4 Registration Statement (File No. 333-190294), filed with the Commission on April 25, 2014.

3. (c) (ii) Second Amended Distribution Agreement between IDI and PLICO, as revised June 1, 2018 is incorporated herein by reference to Post-Effective Amendment No. 26 to the Form N-4 Registration Statement (File No. 333-112892), filed with the Commission on July 20, 2018.

3. (c) (iii) First Amendment to the Revised Second Amended Distribution Agreement between IDI and PLICO is incorporated herein by reference to the Form N-4 Registration Statement (File No. 333-240102), filed with the Commission on July 27, 2020.

4. (a) Form of Individual Flexible Premium Deferred Variable and Fixed Annuity Contract is incorporated herein by reference to the Form N-4 Registration Statement (File No. 333-237747), filed with the Commission on April 20, 2020.

4. (b) Contract Schedule for Individual Contracts is incorporated herein by reference to the Form N-4 Registration Statement (File No. 333-237747), filed with the Commission on April 20, 2020.

4. (c) Guaranteed Account Endorsement is incorporated herein by reference to the Form N-4 Registration Statement (File No. 333-237747), filed with the Commission on April 20, 2020.

4. (d) Revised Nursing Home Endorsement is incorporated herein by reference to the Post-Effective Amendment No. 4 to the Form N-4 Registration Statement (File No. 333-179649), filed with the Commission on February 19, 2013.

4. (e) SecurePay Rider is incorporated herein by reference to the Form N-4 Registration Statement (File No. 333-237747), filed with the Commission on April 20, 2020.

4. (f) Qualified Retirement Plan Endorsement

- Filed herein.

4. (g) Roth IRA Endorsement

 - Filed herein.

4. (h) Traditional IRA Endorsement

 - Filed herein.

4. (i) Return of Purchase Payments Death Benefit Rider with Advisory Fee is incorporated herein by reference to the Form N-4 Registration Statement (File No. 333-237747), filed with the Commission on April 20, 2020.

4. (j) Annuitization Bonus Endorsement is incorporated herein by reference to the Form N-4 Registration Statement (File No. 333-237747), filed with the Commission on April 20, 2020.

5. Form of Contract Application for Individual Flexible Premium Deferred Variable and Fixed Annuity Contract is incorporated herein by reference to the Form N-4 Registration Statement (File No. 333-237747), filed with the Commission on April 20, 2020.

6. (a) 2011 Amended and Restated Charter of Protective Life Insurance Company is incorporated herein by reference to Post-Effective Amendment No. 8 to the Form N-4 Registration Statement (File No. 333-153041) filed with the Commission on September 16, 2011.

6. (b) 2011 Amended and Restated By-laws of Protective Life Insurance Company is incorporated herein by reference to Post-Effective Amendment No. 8 to the Form N-4 Registration Statement (File No. 333-153041) filed with the Commission on September 16, 2011.

7. Not applicable.

8. (a) Participation Agreement (Vanguard Variable Insurance Fund) is incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement (333-232740), as filed with the Commission on October 29, 2019.

8. (a) (i) Amendment No. 1 to Participation Agreement (Vanguard Variable Insurance Fund) is incorporated herein by reference to Post-Effective Amendment No. 27 to the Form N-6 Registration Statement (File No. 333-52215), as filed with the Commission on April 27, 2017.

8. (b) Participation Agreement (Lord Abbett Series Fund) is incorporated herein by reference to Post-Effective Amendment No. 3 to the Form N-4 Registration Statement (File No. 333-94047), filed with the Commission on April 25, 2002.

8. (c) Form of Participation Agreement (Goldman Sachs Variable Insurance Trust) is incorporated herein by reference to the Form N-4 Registration Statement (File No. 333-112892), filed with the Commission on February 17, 2004.

8. (c) (i) Amendment to Participation Agreement re Summary Prospectus (Goldman Sachs Variable Insurance Trust) is incorporated herein by reference to Post-Effective Amendment No. 19 to the Form N-4 Registration Statement (File No. 333-113070), filed with the Commission on April 25, 2011.

8. (d) Participation Agreement (Fidelity Variable Insurance Products) is incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-4 Registration Statement (File No. 333-107331), filed with the Commission on November 26, 2003.

8. (e) Amended and Restated Participation Agreement (Fidelity Variable Insurance Products) is Incorporated herein by reference to Post-Effective Amendment No. 2 to the Form N-4 Registration Statement (File No. 333-116813), filed with the Commission on April 28, 2006.

8. (f) Participation Agreement (and Amendment No. 1) (Franklin Templeton Variable Insurance Products Trust) is incorporated herein by reference to Post-Effective Amendment No. 2 to the Form N-4 Registration Statement (File No. 333-116813), filed with the Commission on April 28, 2006.

8. (f) (i) Amendment to Participation Agreement re Summary Prospectus (Franklin Templeton Variable Insurance Products Trust) is incorporated herein by reference to Post-Effective Amendment No. 19 to the Form N-4 Registration Statement (File No. 333-113070), filed with the Commission on April 25, 2011.

8. (g) Rule 22c-2 Shareholder Information Agreement (Fidelity Variable Insurance Products) is incorporated herein by reference to Post-Effective Amendment No.17 to the Form N-4 Registration Statement (File No. 33-70984), filed with the Commission on April 27, 2007.

8. (h) Rule 22c-2 Shareholder Information Agreement (Franklin Templeton Variable Insurance Products Trust) is incorporated herein by reference to Post-Effective Amendment No.17 to the Form N-4 Registration Statement (File No. 33-70984), filed with the Commission on April 27, 2007.

8. (i) Rule 22c-2 Shareholder Information Agreement (Goldman Sachs Variable Insurance Trust) is incorporated herein by reference to Post-Effective Amendment No.17 to the Form N-4 Registration Statement (File No. 33-70984), filed with the Commission on April 27, 2007.

8. (j) Rule 22c-2 Shareholder Information Agreement (Lord Abbett Series Fund) is incorporated herein by reference to Post-Effective Amendment No.17 to the Form N-4 Registration Statement (File No. 33-70984), filed with the Commission on April 27, 2007.

8. (k) Participation Agreement (DFA Investment Dimensions Group Inc.) is incorporated herein by reference to Post-Effective Amendment No. 28 to the Form N-6 Registration Statement (File No. 52215), as filed with the Commission on November 27, 2017.

8. (k) (i) Amendment to Participation Agreement (DFA Investment Dimensions Group Inc.)

- Filed herein.

8. (l) Participation Agreement (Legg Mason) is incorporated herein by reference to Post-Effective Amendment No. 15 to the Form N-4 Registration Statement (File No. 333-113070), filed with the Commission on October 28, 2009.

8. (m) Participation Agreement (PIMCO) is incorporated herein by reference to Post-Effective Amendment No. 15 to the Form N-4 Registration Statement (File No. 333-113070), filed with the Commission on October 28, 2009.

8. (m)(i) Form of Novation of and Amendment to Participation Agreement (PIMCO Variable Insurance Trust) is incorporated herein by reference to Post-Effective Amendment No. 19 to the Form N-4 Registration Statement (File No. 333-113070), filed with the Commission on April 25, 2011.

8. (m) (ii) Form of Amendment to Participation Agreement re Summary Prospectuses (PIMCO Variable Insurance Trust) is incorporated herein by reference to Post-Effective Amendment No. 19 to the Form N-4 Registration Statement (File No. 333-113070), filed with the Commission on April 25, 2011.

8. (n) Participation Agreement (Royce Capital) is incorporated herein by reference to Post-Effective Amendment No. 15 to the Form N-4 Registration Statement (File No. 333-113070), filed with the Commission on October 28, 2009.

8. (o) Rule 22c-2 Information Sharing Agreement (Royce) is incorporated herein by reference to Post-Effective Amendment No. 15 to the Form N-4 Registration Statement (File No. 333-113070), filed with the Commission on October 28, 2009.

8. (p) Participation Agreement (AIM Variable Insurance Funds (Invesco Variable Insurance Funds)) is incorporated herein by reference to Post-Effective Amendment No. 19 to the Form N-4 Registration Statement (File No. 333-113070), filed with the Commission on April 25, 2011.

8. (q) Form of Participation Agreement (American Funds) is incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form N-4 Registration Statement (File No. 333-201919), filed with the Commission on June 19, 2015.

8. (r) Participation Agreement (Clayton Street Funds) is incorporated herein by reference to Post-Effective Amendment No. 4 to the Form N-4 Registration Statement (File No. 333-190294), filed with the Commission on April 26, 2016.

9. Opinion and Consent of Brad Rodgers, Esq. is incorporated herein by reference to the Form N-4 Registration Statement (File No. 333-237747), filed with the Commission on April 20, 2020.

10. (a) Consent of Eversheds Sutherland (US) LLP

- Filed herein.

10. (b) Consent of PricewaterhouseCoopers LLP

- Filed herein.

10. (c) Consents of KPMG LLP

- Filed herein.

11. No financial statements will be omitted from Item 23

12. Not applicable

13. Powers of Attorney

- Filed herein.

Item 25. Directors and Officers of Depositor.

Name and Principal Business Address*	Position and Offices with Depositor
Adams, D. Scott	Executive Vice President, Chief Digital and Innovation Officer
Bartlett, Malcolm Lee	Senior Vice President, Corporate Tax
Bedwell, Robert R. III	Senior Vice President, Mortgage Loans
Bielen, Richard J.	Chairman of the Board, Chief Executive Officer, President, and Director
Black, Lance P.	Senior Vice President, and Treasurer
Borie, Kevin B.	Senior Vice President, Chief Valuation Actuary, and Appointed Actuary
Callaway, Steve M.	Senior Vice President, Senior Counsel, and Secretary
Casey, Sean	Senior Vice President
Cirulli, Vincent	Senior Vice President, Derivatives and VA Hedging
Cramer, Steve	Senior Vice President, and Chief Product Officer
Creutzmann, Scott E.	Senior Vice President, and Chief Compliance Officer
Drew, Mark L.	Executive Vice President, and Chief Legal Officer
Evesque, Wendy L.	Senior Vice President, and Chief Human Resources Officer
Goyer, Stephane	Senior Vice President, and Head of Annuity Product Development
Harrison, Wade V.	President, Protection Division
Herring, Derry W	Senior Vice President, and Chief Auditor
Kane, Nancy	Executive Vice President, Acquisitions and Corporate Development
Karchunas, M. Scott	Senior Vice President
Kohler, Matthew	Senior Vice President, Chief Technology Officer
Laeyendecker, Ronald	Senior Vice President, Executive Benefit Markets
Lawrence, Mary Pat	Senior Vice President, Government Affairs
Loper, David M	Senior Vice President, Senior Counsel
McDonald, Laura Y.	Senior Vice President, Chief Mortgage and Real Estate Officer
Moloney, Michelle	Senior Vice President, Chief Risk Officer
Moschner, Christopher	Senior Vice President, Chief Marketing Officer
Passafiume, Philip E.	Senior Vice President, and Chief Investment Officer
Radnoti, Francis	Senior Vice President, and Chief Product Officer
Ray, Webster M.	Senior Vice President, Investments
Riebel, Matthew A.	Senior Vice President, and Chief Distribution Officer
Seurkamp, Aaron C.	President, Retirement Division
Temple, Michael G.	Vice Chairman, Chief Operating Officer, and Director
Wagner, James	Senior Vice President, and Chief Distribution Officer
Walker, Steven G.	Executive Vice President, Chief Financial Officer, and Director
Wells, Paul R.	Senior Vice President, Chief Accounting Officer, and Controller
Whitcomb, John	Senior Vice President, Distribution Operations
Williams, Lucinda S.	Senior Vice President, Chief Customer Officer

*  Unless otherwise indicated, principal business address is 2801 Highway 280 South, Birmingham, Alabama 35223.

Item 26. Persons Controlled by or Under Common Control With the Depositor or the Registrant.

The registrant is a segregated asset account of the Company and is therefore owned and controlled by the Company. All of the Company’s outstanding voting common stock is owned by Protective Life Corporation, a subsidiary of Dai-ichi Life Holdings, Inc. Protective Life Corporation is described more fully in the prospectus included in this registration statement.

For more information regarding the company structure of Protective Life Corporation and Dai-ichi Life Holdings, Inc., please refer to the attached organizational chart.

a. Protective Life Corporation and Dai-ichi Life Holdings, Inc Organizational Chart filed as an exhibit herein

Item 27. Number of Contractowners.

As of July 31, 2020, sales of Protective Investors Benefit Advisory Individual Flexible Premium Deferred Variable and Fixed Annuity Contracts had not yet commenced, and therefore as of that date, there were no owners of qualified or non-qualified Contracts.

Item 28. Indemnification of Directors and Officers.

Article XI of the By-laws of Protective Life provides, in substance, that any of Protective Life’s directors and officers, who is a party or is threatened to be made a party to any action, suit or proceeding, other than an action by or in the right of Protective Life, by reason of the fact that he is or was an officer or director, shall be indemnified by Protective Life against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such claim, action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Protective Life and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. If the claim, action or suit is or was by or in the right of Protective Life to procure a judgment in its favor, such person shall be indemnified by Protective Life against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Protective Life, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to Protective Life unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper. To the extent that a director or officer has been successful on the merits or otherwise in defense of any such action, suit or proceeding, or in defense of any claim, issue or matter therein, he shall be indemnified by Protective Life against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith, not withstanding that he has not been successful on any other claim issue or matter in any such action, suit or proceeding. Unless ordered by a court, indemnification shall be made by Protective Life only as authorized in the specific case upon a determination that indemnification of the officer or director is proper in the circumstances because he has met the applicable standard of conduct. Such determination shall be made (a) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to, or who have been successful on the merits or otherwise with respect to, such claim action, suit or proceeding, or (b) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion or (c) by the shareholders.

In addition, the executive officers and directors are insured by PLC’s Directors’ and Officers’ Liability Insurance Policy including Company Reimbursement and are indemnified by a written contract with PLC which supplements such coverage.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriter.

(a)  Investment Distributors, Inc. (“IDI”) is the principal underwriter of the Contracts as defined in the Investment Company Act of 1940. IDI is also principal underwriter for the Protective Variable Life Separate Account and Variable Annuity Account A of Protective Life.

(b)  The following information is furnished with respect to the officers and directors of Investment Distributors, Inc.

Name and Principal Business Address*	Position and Offices	Position and Offices with Registrant
Brown, Barry K.	President and Director	Vice President, Operations
Callaway, Steve M.	Secretary and Director	Senior Vice President, Senior Counsel and Secretary
Creutzmann, Scott E.	Chief Compliance Officer	Senior Vice President and Chief Compliance Officer
Debnar, Lawrence J.	Assistant Financial Officer	Vice President, Financial Reporting, Chase
Gilmer, Joseph F.	Assistant Financial Officer and Director	Assistant Vice President, Financial Reporting
Johnson, Julena G.	Assistant Compliance Officer	Compliance Director
Leopard, Ramona M.	Assistant Secretary	Paralegal III
Majewski, Carol L.	Assistant Compliance Officer	Assistant Vice President, Compliance
Morsch, Letitia	Assistant Secretary	Vice President, New Business Operations
Tennent, Rayburn	Chief Financial Officer	Financial Analyst III

*  Unless otherwise indicated, principal business address is 2801 Highway 280 South, Birmingham, Alabama, 35223.

(c)  The following commissions were received by each principal underwriter, directly or indirectly, from the Registrant during the Registrant’s last fiscal year:

(1) Name of Principal Underwriter	(2) Net Underwriting Discounts and Commissions	(3) Compensation on Redemption	(4) Brokerage Commissions	(5) Other Compensation
Investment Distributors, Inc.	N/A	None	N/A	N/A

Item 30. Location of Accounts and Records.

All accounts and records required to be maintained by Section 31(c) of the Investment Company Act of 1940 and the rules thereunder are maintained by Protective Life Insurance Company at 2801 Highway 280 South, Birmingham, Alabama 35223.

Item 31. Management Services.

All management contracts are discussed in Part A or Part B.

Item 32. Undertakings.

(a)  Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payments under the variable annuity contracts may be accepted.

(b)  Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

(c)  Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

(d)  Protective Life hereby represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Protective Life.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant of this Registration Statement has duly caused this Pre-Effective Amendment to the Registration Statement on Form N-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Birmingham, State of Alabama, on August 24, 2020.

PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

By:	*
Richard J. Bielen, President
Protective Life Insurance Company

PROTECTIVE LIFE INSURANCE COMPANY

By:	*
Richard J. Bielen, President
Protective Life Insurance Company

As required by the Securities Act of 1933, this Pre-Effective Amendment to the Registration Statement on Form N-4 has been signed by the following persons in the capacities and on the dates indicated:

Signature		Title	Date
*		Chairman of the Board, President	August 24, 2020
Richard J. Bielen		Chief Executive Officer,
and Director
(Principal Executive Officer)

*		Executive Vice President,	August 24, 2020
Steven G. Walker		Chief Financial Officer, and Director (Principal Financial and Accounting Officer)

*		Vice Chairman, Chief Operating Officer, and Director	August 24, 2020
Michael G. Temple

*BY:	/S/ BRAD RODGERS		August 24, 2020
Brad Rodgers
Attorney-in-Fact

Exhibit Index

4. (f) Qualified Retirement Plan Endorsement

4. (g) Roth IRA Endorsement

4. (h) Traditional IRA Endorsement

8. (k) (i) Amendment to Participation Agreement (DFA Investment Dimensions Group Inc.)

10. (a) Consent of Eversheds Sutherland (US) LLP

10. (b) Consent of PricewaterhouseCoopers LLP

10. (c) Consents of KPMG LLP

13. Power of Attorney

26. (a) Protective Life Corporation and Dai-ichi Life Holdings, Inc Organizational Chart